Form 20-F
period 2002-12-31
CABLEUROPA SA
filed 2003-05-09
CIK 1074866

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934 (Fee required)

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002

or

☐	Transaction report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transaction period from N/A to N/A

Commission file number 333-10976-01

Cableuropa, S.A.U. (Sole Shareholder Company)

(Exact Name of Registrant as Specified in Its Charter)

Spain

(Jurisdiction of Incorporation or Organization)

Calle Basauri 7-9, Urbanización la Florida, 28023 Aravaca, Madrid, Spain

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

$275,000,000 13% Notes Due 2009

€125,000,000 13% Notes Due 2009

€200,000,000 14% Notes Due 2010

$200,000,000 14% Notes Due 2011

€150,000,000 14% Notes Due 2011

(issued by ONO Finance PLC)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

484,662,719 Ordinary Shares of Cableuropa, S.A.U.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the proceeding 12 months (or for the shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

(1)   N/A                                                                             (2)   N/A

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐	Item 18 ☒

Cableuropa, S.A.U. (the “Company”) is a company organized under the laws of Spain.  References to the “2009 dollar Notes” are to the $275,000,000 13% Notes due 2009 and references to the “2009 euro Notes” are to the  €125,000,000 13% Notes due 2009 (together with the 2009 dollar Notes, the “2009 Notes”), references to the “2010 euro Notes” are to the €200,000,000 14% Notes due 2010 (“2010 Notes”), references to the “2011 dollar Notes” are to the $200,000,000 14% Notes due 2011 and references to the “2011 euro Notes” are to the  €150,000,000 14% Notes due 2011 (together with the 2011 dollar Notes, the “2011 Notes”), all issued by ONO Finance PLC, a financing company (“ONO Finance”).  The 2009 Notes, the 2010 Notes and the 2011 Notes are collectively referred to as the “Notes”.

As described below in Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources”, on February 13, 2003 ONO Finance cancelled a significant portion of the Notes.  Following this cancellation, €45,628,000 of 2009 euro Notes, $92,098,000 of 2009 dollar Notes,  €113,702,000 of 2010 euro Notes,  €112,053,000 of 2011 euro Notes, and $83,514,000 of 2011 dollar Notes remain outstanding.

Unless otherwise indicated or otherwise required by the context, all references in this Form 20-F to “EUR”, “euro” or “€” are to the euro, the lawful currency of Spain. References to “U.S. dollars”, “dollars”, “U.S.$” or “$” are to United States dollars, the lawful currency of the United States of America.

Amounts stated in U.S. dollars, unless otherwise indicated, have been translated from euro at an assumed rate solely for your convenience, and should not be construed as representations that euro amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated or at any other rate. Unless indicated otherwise:

•                                          U.S. dollar amounts have been translated from the euro at the rate of  €1.00 = $1.0485, the noon buying rate in New York City for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York, or the Euro Noon Buying Rate, on December 31, 2002; and

•                                          Spanish Peseta, Spain’s currency before the introduction of the euro, amounts have been translated into euro at the fixed effective conversion rate of  €1.00 = Ptas. 166.386 established upon launch of the euro.

Cableuropa maintains its accounting records and prepares its statutory accounts in accordance with Spanish GAAP. The audited consolidated financial statements of Cableuropa as of December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001 and 2002, and, unless otherwise indicated, other financial information in this Form 20-F, have been prepared in accordance with Spanish GAAP, which differs in certain significant respects from U.S. GAAP. For a discussion of the most significant differences between Spanish GAAP and U.S. GAAP and reconciliations of net income and shareholders’ equity to U.S. GAAP, see note 25 of the notes to our consolidated financial statements included elsewhere in this Form 20-F.

Total Homes and Businesses Data

Total homes for each of the franchises are derived from preliminary figures from the 2001 Spanish national census figures.  Total businesses in each of the franchises (except Sanlúcar) are derived from 1998 data compiled by Schober PDM Iberia, S.A., an independent direct marketing group, based on information provided by various sources including the relevant Spanish Mercantile Registry.  Total businesses in our Sanlúcar franchise are based on Cableuropa’s estimates.

Industry Data

Economic and industry data used throughout this Form 20-F are derived from European Union, Spanish government and various other industry data sources which are believed to be reliable. Industry publications generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. The Company has not independently verified such data.

Other Data

Certain numerical figures included in the Form 20-F have been subject to rounding adjustments; accordingly, numerical figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.  This Annual Report on Form 20-F contains certain forward looking statements as defined in section 27A of the Securities Act and in section 21E of the United States Securities Exchange Act of 1934.  These forward looking statements are accompanied by, and should be read in conjunction with, an explanation of factors that could cause actual results to differ materially from those expressed as such forward looking statements.  By their nature, forward looking statements involve risk and uncertainty, and the factors described in the context of such forward looking statements, and other factors referred to in this Annual Report on Form 20-F, particularly in Item 3.D. “Key Information—Risk Factors”, Item 4. “Information on the Company” and Item 5. “Operating and Financial Review and Prospects”, could cause actual results and developments to differ materially from those expressed in or implied by such forward looking statements.  Cableuropa is claiming the benefits of the safe harbor provisions referred to above.

Cableuropa’s registered office is located at Calle Basauri 7-9, Urbanización la Florida, 28023 Aravaca, Madrid, Spain.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.                                    Selected Financial Data

The following table presents selected consolidated financial data as of and for each of the five years in the period ended December 31, 2002.  The selected consolidated financial data presented below as of and for each of the five years in the period ended December 31, 2002 are derived from our audited consolidated financial statements for these periods, and should be read in conjunction with these financial statements and the related notes thereto.  Our audited consolidated financial statements as of December 31, 2001 and 2002 and for each of the three years in the period ended December 31, 2002 and the related notes are included elsewhere in this annual report.

Our consolidated financial statements for periods ending prior to January 1, 1999 were prepared in Spanish pesetas and translated into euros at the fixed effective conversion rate of  €1.00 = Ptas. 166.386.  The selected consolidated financial data depicts the same trends as would have been presented if we had continued to present such data in the currency that was previously used.  The selected consolidated financial data for periods prior to January 1, 1999 may not necessarily be comparable to that of other companies reporting in euros that restated amounts from a currency other than the Spanish peseta.

Our consolidated financial statements are prepared in accordance with Spanish GAAP, which differs in certain significant respects from U.S. GAAP.  Reconciliation of certain amounts to U.S. GAAP is set forth in note 25 of the notes to the consolidated financial statements and should be read in conjunction with such financial statements including the notes thereto.

	As of and for the Year ended December 31,
	1998	1999	2000	2001	2002	2002(1)
	(in millions, except share data)
Summary Financial Data	EUR	EUR	EUR	EUR	EUR	$

Statement of Operations Data:
Revenues	0.4	6.8	51.4	143.6	253.4	265.7
Operating expenses	11.3	62.4	160.4	295.4	341.6	358.3
Operating loss	(10.9)	(55.7)	(108.9)	(151.8)	(88.2)	(92.6)
Interest and other financial expense, net	(0.4)	(55.4)	(113.2)	(146.9)	(96.8)	(101.5)
Loss before tax and minority interests	(12.3)	(107.7)	(198.2)	(315.7)	(370.2)	(388.2)
Net loss	(10.9)	(45.3)	(124.9)	(216.9)	(194.6)	(204.1)

Balance Sheet Data:
Cash and cash equivalents	16.8	146.3	3.5	0.6	1.3	1.4
Restricted cash(2)	—	100.9	110.9	27.6	39.1	41.0
Property and equipment, net	59.6	262.8	739.1	1,065.2	1,202.4	1,260.7
Total assets	143.2	774.1	1,772.1	2,087.4	2,259.3	2,368.9
Total debt(3)	10.0	413.2	741.0	1,204.8	1,303.2	1,366.4
Participative loans(4)	—	28.4	—	—	300.0	314.6
Common stock	61.6	134.6	489.0	484.7	484.7	508.2
Shareholders’ equity	49.6	77.5	632.1	410.8	216.2	226.7

Other Data:
EBITDA(5)	(9.0)	(30.2)	(55.8)	(57.2)	15.8	16.6
Net cash provided/(used) by operating activities	23.7	(151.9)	(294.1)	(252.6)	(228.1)	(239.2)
Net cash used in investing activities	(89.3)	(251.4)	(242.8)	(378.5)	(247.3)	(259.3)
Net cash provided by financing activities	78.5	532.8	404.8	627.3	466.5	489.1
Net assets(6)	73.9	613.1	1,305.3	1,689.2	1,919.8	2,012.9
Number of shares (thousands)(7)	61,596	134,606	488,951	484,663	484,663	484,663

U.S. GAAP Data:
Net loss	(16.8)	(74.0)	(172.0)	(257.9)	(125.4)	(131.5)
Shareholders’ equity	42.9	40.2	693.1	443.8	315.7	331.0

Footnotes on Pages 7-8.

As of December 31, 2002
Summary Operating Data (unaudited):
Infrastructure
Local access network (route kilometers)	6,279
Backbone network (route kilometers)	6,263
Residential Services
Homes passed	1,760,744
Telecommunications customers	448,926
Telecommunications penetration(8)	30.6%
Average monthly revenue per telecommunications customer(9)	€30.8
Cable television customers	296,956
Television penetration(8)	20.2%
Average monthly revenue per cable television customer(9)	€21.2
Broadband Internet customers	117,305
Narrowband Internet customers	24,317
Broadband Internet penetration(8)	8.0%
Average monthly revenue per broadband Internet customer(9)	€33.0
Average monthly revenue per narrowband Internet customer(9)	€19.4
Total residential customers(10)	480,296
Business Services
Business customers	8,648

(1)              U.S. dollars have been translated at the Euro Noon Buying Rate on December 31, 2002 of  €1.00 = U.S.$1.0485 solely for the convenience of the reader.

(2)              Reflects the portion of the proceeds from the offering of the 2009 Notes and the 2010 Notes which were used to purchase U.S. government securities and European government securities that were pledged to secure interest payments on the 2009 Notes through November 2001 and through July 2002, respectively. As at December 31, 2002, under the terms of the senior bank facility, the ONO Group committed to hold in an escrow account, sufficient cash to meet the interest payments on the Notes issued by ONO Finance, from March 31, 2002 until March 31, 2003.

(3)              Total debt is financial short-term debt and long-term debt excluding participative loans. Total debt does not include accrued interest expenses.  See Item 5.B.  “Operating and Financial Review and Prospects—Liquidity and Capital Resources” for a discussion of a recent reduction of our total debt.

(4)              In 1999, participative loans represent loans by Spanish Telecommunications Limited S.à.r.l (“Spaincom”). In 2002, participative loans represent loans by Grupo Corporativo ONO, S.A. (“GCO”) to Cableuropa.

(5)              EBITDA represents earnings before interests, taxes, depreciation and amortization, extraordinary items and minority interests.  EBITDA is not a GAAP measure in either Spain or in the United States and should not be considered in isolation or as a substitute for, or as an alternative to, cash flow from operations or other cash flow data prepared in accordance with generally accepted accounting principles.  EBITDA as presented may not be comparable to other similarly titled measures used by other companies.  However, we believe EBITDA to be commonly reported by companies in our industry and widely used by analysts, investors or other interested parties in the telecommunications industry.  In addition, EBITDA is an important measure for the ONO Group’s management since many of the availability tests and financial covenants in our senior bank facility and the Notes relate to our EBITDA.  See Item 10.C. “Additional Information—Material Contracts” for a description of our senior bank facility.

A reconciliation between EBITDA and net loss is set forth below:

	2000	2001	2002
	(millions of euro)

Consolidated net loss	(124.9)	(216.9)	(194.6)
Adjustments to reconcile net loss and EBITDA	69.1	159.7	210.4
Loss attributed to minority interests	(73.3)	(1.7)	(0.8)
Income tax credits	0.0	(97.1)	(174.7)
Net extraordinary (income)/expense	(25.7)	3.4	171.8
Net financial expense	113.2	146.9	96.7
Amortization of goodwill	1.8	13.8	13.4
Depreciation and amortization	33.9	80.8	98.3
Broadcast rights amortization	4.8	4.5	5.7
Other non cash items*	14.4	9.1	0.0
EBITDA	(55.8)	(57.2)	15.8

*                      The 2000 other non-cash item relates to charges in connection with the revaluation of our phantom stock option plan.

(6)              Net assets are calculated as total assets minus current liabilities.

(7)              €1.00 par value shares.  1998 and 1999 number of shares as adjusted to show the effect of the number of shares split approved in 2000.

(8)              Penetration rates are based on the number of customers in service as a percentage of the total number of homes released to marketing.

(9)              Average monthly revenue figures are based on the results of operations for the quarter ending December 31, 2002 and the number of customers of the relevant service at December 31, 2002 .

(10)        A customer may subscribe for between one and three services: cable telecommunications, cable television, Internet access or a combination of these services.

Exchange Rates and European Monetary Union

On January 1, 1999, Spain and 10 other member states of the European Union introduced the euro as their common currency alongside their own sovereign currencies.  These euro zone countries established fixed conversion rates between their sovereign currencies, including the Spanish Peseta, and euro.  Currency exchanges traded the euro beginning on January 4, 1999.  Beginning January 1, 2002, new euro denominated bills and coins were issued.  The affected sovereign currencies remained legal tender until February 28, 2002 when they were withdrawn.

The table below sets forth the noon buying rate in New York City for cable transfers in Spanish Peseta versus the U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, or Peseta Noon Buying Rate, restated in euro for all periods prior to January 1, 1999, and, for all subsequent periods, sets forth the Euro Noon Buying Rate.  For the calculation of euro amounts for all periods prior to January 1, 1999, we have restated the Peseta into euro at the fixed effective conversion rate of  €1.00= Ptas. 166.386  established upon launch of the euro.  This restatement matches the restatement into euro of our consolidated financial statements, which, for all periods prior to January 1, 1999, we prepared in Spanish Pesetas and restated the Peseta amounts into euro.  We do not represent that the U.S. dollar amounts referred to below could have been converted into euro at any particular rate indicated or any other rate.  The average amounts set forth below under “Average” are calculated as the average of the noon buying rates on the last business day of each month.

	Low	High	Average	End of Period
	(U.S. dollars per euro)

1998	1.0570	1.2763	1.1134	1.1705
1999	1.0016	1.1812	1.0588	1.0070
2000	0.8270	1.0335	0.9207	0.9388
2001	0.8370	0.9535	0.8814	0.8901
2002	0.8594	1.0485	0.9495	1.0485

The table below shows the high and low noon buying rates for each month during the six months prior to the date of this Annual Report on Form 20-F.

	Low	High
Year 2002

November	0.9895	1.0139
December	0.9927	1.0485

Year 2003

January	1.0361	1.0861
February	1.0708	1.0875
March	1.0545	1.1062
April	1.0621	1.1180

On May 7, 2003, the Euro Noon Buying Rate was  €1.00=$1.1340.

B.                                    Capitalization and indebtedness

Not applicable.

C.                                    Reasons for the offer and use of proceeds

Not applicable.

D.                                    Risk Factors

Our business, our ability to pay the principal and interest on the Notes and any decision by security holders are subject to a number of significant risks, including those described below.  These risks are not the only ones associated with our business or the Notes. Additional risks not known to us at present or that we currently deem immaterial may also impair our business operations and our ability to pay the principal and interest on the Notes.

Because we only commenced the construction of our networks in July 1998, you may not have a meaningful basis on which to evaluate our prospects.

We have a relatively short operating history and limited financial data that you can use to evaluate our historical performance and future prospects.  We commenced construction of our networks in July 1998 and commenced commercial operations in October 1998.  As of December 31, 2002, we had passed approximately 1.8 million homes of the approximately 4.6 million homes in our Spanish franchises.  We do not believe that our historical results are indicative of our future prospects.  You should consider the risks, expenses, uncertainties and obstacles that we may face when evaluating our prospects.

Because we expect to incur negative cash flow until at least 2005, we may not be able to meet our debt obligations and fund our operations.

We commenced construction of our networks in July 1998.  See Item 4.B. “Information on the Company—Business Overview”.  In these early stages of our operations, the cost of constructing and operating our networks and developing our business significantly exceeds the revenue we obtain from customers.  As a result, we expect to sustain negative cash flows until at least 2005.  In addition, we are still incurring substantial net losses.

For the years ended December 31, 1998, 1999, 2000, 2001 and 2002, respectively, our consolidated net losses were approximately  €10.9 million,  €45.3 million,  €124.9 million,  €216.9 million and  €194.6 million.

We may not achieve or sustain positive cash flows or profitability in the future and, as a result, we may not have sufficient funds to make payments on the Notes, the senior bank facility or our other debt obligations, or fund our operations.

Our substantial debt might limit our ability to generate additional financing and to satisfy our financial obligations and we may be at a competitive disadvantage as compared with companies with lower levels of debt.

We are a highly leveraged company. As of December 31, 2002 our consolidated indebtedness was approximately  €1,303 million as compared to our indirect beneficial shareholders’ contributions, including participative loans from our shareholder, Grupo Corporativo ONO, S.A. (“GCO”), of  €842 million. As at December 31, 2002 we had drawn  €270 million under our  €750 million senior bank facility. As of December 31, 2002 we were obligated under performance guarantees supported by letters of credit issued by a number of Spanish banks in the aggregate amount of   €53.8 million.  We expect to incur additional indebtedness principally from drawdowns under the senior bank facility to fund operating losses and the buildout of our networks.

On February 13, 2003, with the support of our shareholders, we completed a recapitalization process pursuant to which approximately  €503 million in principal amount of Notes were cancelled.  As part of this process we incurred indebtedness to our shareholder, GCO, of approximately  €98.5 million, borrowed an additional  €22.1 million under our senior bank facility and we used  €25.3 million of restricted cash related to the senior bank facility.  After the recapitalization process and after funding our cash needs for the first quarter of 2003, as of March 31, 2003, our outstanding drawings under the senior bank facility amounted to  €370 million.  See Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources” for a description of our recapitalization process.

Our substantial leverage could have important consequences to you, including:

•                                          making it more difficult for us to satisfy our obligations with respect to the Notes when due;

•                                          impeding our ability to obtain additional financing to fund the buildout of our networks and the substantial net losses we expect to incur in connection with our buildout;

•                                          requiring us to use a substantial portion of our cash flow from operations to service our debt instead of funding our network buildout;

•                                          impeding our ability to compete with other providers of telecommunications, cable television and Internet access services that are less leveraged than we are; and

•                                          making us more vulnerable in the event of a downturn in general economic conditions or in our business.

The terms of our debt agreements also place significant limits on our ability to: borrow more funds; pay dividends or make investments; sell assets; engage in transactions with affiliates; create liens; or engage in mergers or acquisitions.

In addition, under the terms of our senior bank facility, and other debt we may acquire in the future, we have to comply with certain specified financial covenants and availability tests. Our ability to comply with these provisions may be affected by events beyond our control. If we do not comply with these covenants and restrictions, we could default under these facilities and the debt could then be declared immediately due and payable.

The Spanish residential and business telecommunications, cable television and Internet service markets are in the early stages of liberalization and we face competition from former monopoly providers and a number of other competitors which provide these services.

Our principal competitor in Spain is Telefónica and its various subsidiaries.  Telefónica is one of the largest companies, and the former monopoly provider of most telecommunications services, in Spain. Furthermore, Telefónica is focusing on the commercial development of its DSL broadband internet access service and is currently testing pay TV and video-on-demand services using DSL technology. Telefónica has significantly greater resources and market presence than we do. We also face competition from new competitors that provide residential telephony, television, business telecommunications and Internet access, including broadband access, services in Spain. We cannot predict whether competition from current or future competitors or from existing, proposed or as yet undeveloped technologies will have a material effect on us and our business. Existing, proposed or as yet undeveloped technologies may become dominant in the future and render our cable television and telecommunications networks less profitable or even obsolete.  See Item 4.B. “Information on the Company—Business Overview” for a more complete description of our competitors.

In addition, the Spanish telecommunications and cable television market is heavily regulated and any change in the regulatory environment may affect our competitive position.  See Item 4.C. “Information on the Company—Regulatory Environment in Spain” for a discussion of the current telecommunications and cable television regulatory environment in Spain.

We are dependent on others to provide programming for our cable television service.

Our ability to compete in the multi-channel television market is, in part, dependent on our ability to obtain attractive programming at a reasonable cost.

In July 2002, Sogecable, the leading producer and distributor of premium television content in Spain and Telefónica, the ex-monopoly provider of telecommunications services in Spain, announced their intention to merge Sogecable with Telefónica’s pay TV business, Vía Digital. Sogecable is, amongst other things, the majority shareholder of CanalSatélite Digital and Canal +. CanalSatélite Digital and Vía Digital are the two satellite pay television operators in Spain. Together, CanalSatélite Digital and Vía Digital would exert significant market power, controlling approximately 80% of the Spanish pay television market. The entity resulting from the merger of Sogecable and Vía Digital could benefit from significant competitive advantages as compared to our pay television operations, including the ability to extend its range of preferential or exclusive agreements with providers of premium content, exert increased pricing power with respect suppliers and benefit from cross marketing with Telefónica. As a result of this merger and the possible consequent reduction in the number of alternative program producers, we may face further restrictions on access to content.

In addition, the merged entity would benefit from the support of major shareholders, such as Telefónica, Grupo PRISA and Vivendi. Grupo PRISA and Telefónica are two of the largest companies in Spain and have significantly greater financial resources than we do. There can be no assurance that our competitive and financial position will not be adversely affected if the proposed merger is completed.

On November 12, 2002, the Spanish antitrust regulator (the “Tribunal de Defensa de la Competencia”) recommended the approval of the merger between Sogecable and Vía Digital, subject to certain conditions. On November 29, 2002, the Spanish Government approved the merger between Sogecable and Vía Digital subject to thirty-four requirements. On January 29, 2003, the major shareholders of Sogecable and Vía Digital approved the merger, but appealed five out of the thirty-four conditions, which are still pending resolution.

On February 3, 2003, we appealed the Spanish Government’s approval of the merger before the Supreme Court.  Other affected parties have also appealed the approval.

In 2003, we will launch digital television services which will require significant investments.

We have already developed our digital television platform and in 2003 we will be launching digital television services.  The launch of digital television will require significant additional investments since we will need to replace, over time, all of our current analog set top boxes with new digital set top boxes.

Digital television is expected over time to increase our pay television average revenue per user and to reduce churn but there is very limited historical data for these services in Spain and there can be no assurance that customers will choose to acquire digital television in the short term.  A late adoption of digital and interactive services by our customers may impede our ability to raise pay television average revenue per user and to meet our revenue forecasts.

If any of the parties that have challenged the award of our Spanish franchises is successful, we could lose the relevant franchise and default on almost all of our debt.

We are involved in legal proceedings that challenge the award (or the public bidding process which resulted in the award) to us of the Huelva, Andalucía, and Murcia franchises. In addition, we are involved in a legal proceeding to challenge the enlargement of our Spanish franchises in Mallorca. The loss of any of these franchises would have a material adverse effect on us and would constitute an “event of default” under the terms of the Notes, as well as under the senior bank facility. An “event of default” unless rectified within a specified period of time could result in all the debt being declared immediately due and payable.

Because our licenses in Spain subject us to a number of conditions, including build commitments, we could lose these licenses if we fail to meet the conditions, which would cause us to default on almost all of our debt.

We must comply with legal minimum build requirements in all of our Spanish franchises within prescribed time limits. The failure to comply with any of these requirements could ultimately result in the revocation of the relevant franchise licenses.  We have provided performance bonds to the relevant Spanish regulatory authority to guarantee our compliance with these build commitments for each of our Spanish franchises and have certain other commitments relating to each franchise. Future events or unforeseen difficulties may delay or prohibit us from achieving our current build plans. Any material reduction in our buildout could result in a revocation of the relevant licenses. The loss of a material franchise would constitute an “event of default” under the terms of the Notes and the senior bank facility. An “event of default”, unless rectified within a specified period of time, could result in all the debt being declared immediately due and payable.

For additional information, see Item 4.C. “Information on the Company—Regulatory Environment in Spain” and Item 4.F. “Information on the Company—Legal Proceedings”.

Item 4.  Information on the Company

A.                                    History and Development of the Company

Cableuropa was incorporated on June 2, 1992, pursuant to the Spanish Corporations Act for an indefinite period of time.  Our principal executive office is located at Calle Basauri 7-9, Urbanización la Florida, 28023 Aravaca, Madrid, Spain, and our telephone number is (+34-91) 180-9300.  Cableuropa’s agent in the United States is CT Corporation System, 111 Eighth Avenue, New York, NY 10011; telephone (+1-212) 894 8570.  Cableuropa is a Spanish cable multiservice operator and the intermediate holding company for the ONO Group (“the ONO Group”), which is principally composed of Cableuropa, our four Spanish cable multiservice operator (“Cable MSO”) subsidiaries and ONONet. The ONO Group operates under the “ONO” brand.

In addition to the general description of the development of our business set forth under “Business Overview” below, the following are important events in the financing of our business:

•                                          In May 1999, ONO Finance issued $275 million 13% Notes due 2009 and €125 million 13% Notes due 2009. ONO Finance lent the proceeds of those issues to the ONO Group.

•                                          In June 2000, ONO Finance issued €200 million 14% Notes due 2010. ONO Finance lent the proceeds of the issue to the ONO Group.

•                                          In November 2000, after our IPO postponement, our shareholders approved a capital increase of which €100 million was disbursed at the end of 2000 and  €150 million at the beginning of 2001.

•                                          In February 2001, ONO Finance issued $200 million 14% Notes due 2011 and €150 million 14% Notes due 2011. ONO Finance lent the proceeds of the issues to the ONO Group.

•                                          In August 2001, we entered into an agreement with a series of international banks to provide financing of up to €800 million (reduced to  €750 million as part of our recapitalization process which was completed on February 13, 2003). This agreement is known as our senior bank facility.  See Item 10.C. “Additional Information—Material Contracts”.

•                                          In August 2001, as part of the finance package agreed together with the senior bank facility, our shareholders approved to make an additional contribution of  €300 million. This contribution was received in the form of participative loans in the first quarter of 2002.

•                                          In May 2002, GCO, the sole shareholder of Cableuropa, commenced purchases of Notes issued by ONO Finance, starting a recapitalization process that ended in February 2003 with the cancellation of almost all of the Notes purchased. For a description of our recapitalization process see Item 5.B “Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

In 2002, we continued the reorganization and simplification of our corporate structure.  See Item 4.D. “Information on the Company—Organizational Structure” for more information on our corporate structure and our reorganization.

B.                                    Business Overview

We believe that we are one of the leading providers of integrated telecommunications, cable television and broadband Internet services in Spain. We commenced commercial operations in October 1998.  We have completed over three quarters of our current planned buildout. We expect to incur negative cash flow until at least 2005.

We target our services at two different markets: the residential market in our Spanish franchises and the business market in Spain.

•                                          Residential services.  We provide high-speed, high capacity, or broadband telecommunications services, including direct access telephony services, cable television services and broadband Internet access services to residential customers (including small office and home office customers).

As of December 31, 2002, we had approximately 480,000 residential customers, which represent approximately one out of every three homes to which we have marketed our services.  Nearly 70% of our residential customers subscribe to two or more services.

We offer these services in each of our Spanish franchises, which are the areas of Spain where we have licenses, authorizations and concessions to provide these services.  Our Spanish franchises cover approximately 4.6 million homes and 270,000 businesses.

•                                          Business services.  We provide business services both inside and outside of our franchise areas.  As of December 31, 2002, we had 8,648 business customers contracted.

We offer broadband telecommunications services targeted at small and medium and, to a lesser extent, large sized business customers in our franchise areas, through direct connections to our fiber-optic network.  These services include basic direct access voice services, value-added services and sophisticated data services.

Outside our franchise areas we also offer companies of all sizes sophisticated data services.  In addition, we also provide carrier services to other telecommunications providers requiring transmission capacity on our networks.

Our Strategy

In the first stages of our development as a multiservice operator, we have focused on the following strategic goals:

•                                          development of our “triple play” services, offering telephony, Internet access and pay TV bundled services in each of our franchise areas, in order to generate subscriber growth and increase revenue generating units;

•                                          rapid buildout of broadband local networks;

•                                          evolution of service offerings to offer both residential and business customers an expanding range of sophisticated telecommunications services;

•                                          brand development, high levels of customer care and efficient marketing and sales; and

•                                          fully financing our business plan.

Now that we have completed a significant part of our planned network buildout, our strategic objectives have evolved to include an important emphasis on:

•                                          cash flow generation;

•                                          strict cost (capital and operating) control;

•                                          marketing driven network development to reduce payback periods and maximize returns;

•                                          postponement of investment in new technology until it is proven and the economic rationale is clear; and

•                                          discontinuation of non-strategic investments (such as our operations in Portugal and Internet cafés outside our franchise areas).

Our Products and Services

We currently provide residential and business customers with a broad array of competitive communications products and services.

Residential Services

The table below sets out certain information with respect to our residential services (including services to small office and home office customers) in our Spanish franchises:

	As of
	December 31, 2000	December 31, 2001	December 31, 2002

Telecommunications customers	152,115	308,056	448,926
Cable television customers	128,242	232,199	296,956
Broadband Internet customers	13,459	37,155	117,305
Narrowband Internet customers	20,518	48,964	24,317
Total residential customers(1)	168,237	333,997	480,296
Penetration(2)
Residential telecommunications	24.6%	27.7%	30.6%
Television	20.7%	20.9%	20.2%
Broadband Internet	2.2%	3.3%	8.0%

(1)              Includes small office and home office customers. A customer may subscribe for telecommunications services, cable television services, Internet access services, or a combination of all three services.

(2)              Penetration rates are based on the number of telecommunications, television or broadband Internet customers as a percentage of the total number of homes released to marketing.

Bundled Services

In order to maximize the revenue from each home passed, we actively encourage customers to subscribe to more than one service by offering price savings and the convenience of having a single supplier and a unified bill for all communication, entertainment, and information needs. Customers who subscribe for more than one service currently pay on average approximately 25% less than the aggregate cost of subscribing for the relevant services on an individual basis.

The basic ONO product range is comprised of six packages: the ONO 1000 package, the ONO 1003 package, the ONO 2000 package, the ONO 2003 package, the ONO 3000 package, the ONO 3003 package and the ONO Total package. All the packages have the possibility of adding a broadband Internet service at various speeds. Each package and its subscription rate (excluding, among others, telephony usage charges and pay-per-view purchases) is explained below.

ONO 1000.  The ONO 1000 package offers the customer our telephony service plus access to pay-per-view soccer and movie channels. The current price of ONO 1000 is  €22.90 per month.

ONO 1003.  The ONO 1003 package offers the customer the same options as the ONO 1000 package with an additional three premium television channels known as “Gran Vía”. The current price of ONO 1003 is  €34.90 per month.

ONO 2000.  The ONO 2000 package offers the customer the same options as the ONO 1000 package with an increased selection of up to 52 cable television channels. The current price of ONO 2000 is  €23.90 per month.

ONO 2003.  The ONO 2003 package offers the customer the same options as the ONO 2000 package with an additional three premium television channels known as “Gran Vía”. The current price of ONO 2003 is  €35.90 per month.

ONO 3000.  The ONO 3000 package complements the ONO 2000 offering with four thematic movie channels. The current price of ONO 3000 is  €29.90 per month.

ONO 3003.  The ONO 3003 package complements the ONO 3000 offering with an additional three premium television channels known as “Gran Vía”. The current price of ONO 3003 is  €41.90 per month.

ONO Total.  The ONO Total package complements the ONO 3003 package with an Internet access of 1 Mbps.  The current price of ONO Total is  €79.90 per month.

We charge an additional fee of  €4.66 per month for an analog television decoder and there are other charges for cable modems, phone terminals and other equipment, as appropriate, to subscribers of any of our bundled packages.

Cable Television

In addition to the bundled ONO packages we offer our customers the opportunity to contract for cable television services only, using a selection of packages called MINI, ORO and PLATINO, all of which can be combined with three additional premium channels known as “Gran Vía”. These packages retail for €14.90 per month, €15.90 per month, and €23.90 per month respectively plus an optional  €18.03 per month for the “Gran Vía” premium channels.

The table below shows the number and type of channels available to subscribers of our cable television service packages:

	MINI	ORO	PLATINO

Cable Television
Pay channels	4	28	28
Terrestrial channels	13	13	13
Fila ONO pay-per-view channels	11	11	11
ONO channels	3	3	3
Theme movie channels	0	0	4
Subtotal	31	55	59
Premium channels (Gran Vía)	3	3	3
TOTAL	34	58	62

Note: the number of channels may vary depending on the franchise.

The list below is representative of our current programming line-up. Each franchise may offer slightly different selections of programs to cater for local preferences and viewing practices:

Program	Description	Language	Supplier

Movies
Fox	24-hour feature movies and series	Spanish	Fox
Hollywood	24-hour feature movies	Spanish	Multicanal TPS
Calle 13	24-hour suspense and science fiction movies	Spanish	Universal Studios
TCM	24-hour classic movies	Spanish	Sogecable
Paramount Comedy	24-hour feature movies and series	Spanish	Paramount
Canalstar(1)	24-hour feature movies	Spanish	Mediapark/Viacom
Showtime Extreme(1)	24-hour action and adventure movies	Spanish	Mediapark/Viacom

Program	Description	Language	Supplier

Canal 18(1)	24-hour adult and fiction movies	Spanish	MediaShowtime
Cinematk(1)	Cult and arthouse movies	Spanish	Mediapark/Viacom

Pay per view
Fila ONO (11 channels)	Pay-per-view movies and soccer	Spanish	Hollywood studios, U.S. independent producers, Spanish and European producers, Sogecable
Sports
Eurosport	International sporting events	Spanish	ESO
Sportmanía	Spanish and international sports	Spanish	Sogecable

Children
Nikelodeon	Children’s entertainment	Spanish	Paramount Comedy
Cartoon Network	Children’s cartoons	Spanish	Sogecable
Fox Kids	Children’s entertainment	Spanish	Sogecable

News
CNN Internacional	24-hour international news service	English	Sogecable
Euronews	European news service	Spanish	Socemie
Bloomberg	Financial and economic news service	Spanish	Bloomberg
CNBC	Financial and economic news service	Spanish	CNBC

Music
Sol Música	Music videos	Spanish	Multicanal TPS
40TV	Music videos	Spanish	Sogecable
MTV	Music videos	English	MTV Networks
Mezzo	Music videos (classic and jazz)	Spanish	Lagardere Network

Service Channels
ONO Channel	Program trailers, channel promotions	Spanish	ONO
Channel Guide	Programming schedules	Spanish	ONO
PPV Barker	Pay per view movie trailers and schedules	Spanish	ONO

General Interest
TVE 1	National terrestrial television	Spanish	RTVE
LA 2	National terrestrial television	Spanish	RTVE
Antena 3 TV	National terrestrial television	Spanish	Antena 3
Tele 5	National terrestrial television	Spanish	Tele Cinco
Canal Plus(2)	National terrestrial television	Spanish	Sogecable
Telemadrid SAT	General entertainment/Regional	Spanish	Multipark
Andalucía TV	General entertainment	Spanish	Andalucía Digital
Canal 9	General entertainment/Regional	Spanish(3)	Canal 9
Punt Dos	General entertainment	Spanish(3)	Punt Dos
Canal Sur TV	General entertainment/Regional	Spanish	Canal Sur TV
Canal 2 Andalucía	General entertainment/Regional	Spanish	Canal 2 Andalucía
TV 3	General entertainment/Regional	Spanish(3)	TVC
Canal 33	General entertainment/Regional	Spanish(3)	TVC
Odisea	Documentaries	Spanish	Multicanal TPS
DocuManía	Documentaries	Spanish	Sogecable
Discovery Channel	Science and education documentaries	Spanish	Sogecable
Viajar	Travel documentaries	Spanish	Sogecable
Historia	History documentaries	Spanish	Multicanal TPS/History Channel

Other Miscellaneous
Videncia TV	Horoscopes	Spanish	Mediatem/ONO
Canal Operación Triunfo	24-hour reality show entertainment	Spanish	Cable antena
Canal Cocina	Culinary entertainment	Spanish	Multipark

Premium content
Gran Vía	Movies, bullfights and soccer	Spanish	Vía Digital
Gran Vía 2	Movies, bullfights and soccer	Spanish	Vía Digital
Gran Vía cine	24-hour movies	Spanish	Vía Digital

(1)                           Thematic movie channels.

(2)                           Most programming is encrypted, and decryption requires a monthly subscription to Canal Plus.

(3)                           Language is either Spanish or Catalonian or Valencia languages.

We also provide various local, regional and municipal TV channels, depending on the franchise location.

We have entered into agreements with Audiovisual Sport (an affiliate of Telefónica and Sogecable) and CanalSatélite Digital (another affiliate of Sogecable) for the supply of Spanish soccer programming by pay-per-view service through mid-2003, extendable through 2009 provided that these companies obtain the pay-per-view rights from the soccer clubs.  Under the terms of these agreements we committed to pay CanalSatélite Digital  €17.8 million and pay Audiovisual Sport a fixed amount per match viewed, depending on the event, in exchange for the rights to offer our customers access to substantially all of the first and second division league and King’s Cup soccer programming (with the exception of the free-to-air King’s Cup final), with a guaranteed minimum annual amount.  In competition with ourselves and other cable television operators, this programming is also broadcast directly on a pay-per-view basis to satellite TV customers of CanalSatélite Digital and Vía Digital.

Digital Television Services

In mid-2003, we will launch digital television services with up to 180 channels (including 45 channels reserved for near video on demand offers) and an electronic program guide.  We have installed a digital television center in Madrid, from which we can broadcast nationally using our national network.  We have designed and tested our own electronic program guide and expect to offer digital interactive television services, including Internet access, TV mail and consumer applications (games) through the television set in the future.

Residential Telephony

Our residential telephony service provides direct access connectivity to our customers. We seek to maximize the use of our own network when routing calls. Currently our networks interconnect with the networks of Telefónica, Amena, Vodafone, Auna, Cable & Wireless, Retecal and Tenaria.

Our initial connection charge is  €45.00 compared to Telefónica’s connection charge of  €59.50.  We waive this connection fee for customers who subscribe to any of our bundled services.  Customers who purchase our telephone service not bundled with other services pay a monthly line rental charge of  €15.90 per month.

In order to encourage recommendations by customers, in 2002, free local calls offered between the ONO Group’s customers became a permanent attribute of our telecommunications services offer.  In 2002, we launched an additional promotion extending free calls to all calls between ONO Group customers.  In addition, in 2003, we launched a promotion offering free calls to all cable customers in Spain.

We include in our basic telephone service a range of additional services including voicemail, call waiting, short-code dialing and call return.  For an additional one-time connection charge of up to  €6.01 and a monthly charge of  €0.60 customers can also choose one of up to three packages of optional services, which include products such as barring of incoming calls from numbers selected by the customer, alarm clock service and total or selective barring of outgoing calls. We also offer telephony handsets for sale or rental.

We constantly monitor the tariffs and services offered by our competitors and adjust pricing and the type of services we offer on a regular basis to maintain our competitive position.

Internet Access Services

Broadband Access

We offer high-speed Internet access services in all our Spanish franchises.  Our high-speed Internet access service connects our customers to our local networks via cable modem, offering Internet access at speeds considerably faster than conventional 56 kbps dial-up Internet access. Although our cable modem service is capable of higher speeds, we currently have limited it to speeds of up to 1 Mbps for residential customers.  Our high-speed Internet service is an “always on” flat fee service, removing the need for logging on delays.  We price our service on a flat fee basis (with no usage fees) at  €25.90 per month for 128 kbps and  €39.04 per month for 300 kbps.  These broadband Internet services cost between  €4.90 and  €6.02 less respectively if bought as part of a bundled package of other ONO services.  These prices compare to the average monthly cost of around  €40 for taking a 256 kbps ADSL service from Telefónica.

Our Internet connectivity providers are Telia International, France Telecom and Lambdanet and other operators through Espanix.

Narrowband Access

We also offer a basic narrowband dial-up service at 56 Kbps.  However, we provide incentives to these customers in order to encourage them to move to our broadband access service.

Business Services

Business Telecommunications Services

We have a Business Services Division that focuses on marketing and providing services to small, medium and, to a lesser extent, large businesses within our Spanish franchises.

In September 2001, we extended the range of services that we can offer our business customers by acquiring Telia Iberia, S.A.  The acquisition of this business allowed us to offer our business customers a more extensive range of value added data services that Telia Iberia had already developed. This business was merged into Cableuropa in 2002 (see Item 4.D “Information on the Company—Organizational Structure”).

We offer these business customers in our Spanish franchises a comprehensive range of services including:

•                                          Voice telephony (including voicemail, call forwarding, three-way calling and last caller identification) for both direct lines and switchboard connection, Integrated Services Digital Network, or ISDN (also for data transmission), and Intelligent Network services such as toll free and premium numbers;

•                                          Infrastructure services such as housing on servers and network and leased lines;

•                                          Virtual Private Network (VPN) over IP, Guaranteed Internet access, firewall management and virtual ISP;

•                                          Internet Transit Service for level 2 (national or regional) ISPs offering global connectivity to the Spanish Internet link; and

•                                          Business Platform services, including Hosting, Application Service Provider Exchange or ASP Exchange, Streaming, ASP on ERP and centralized electronic transfer of funds (for credit cards and debit cards transactions).

We offer broadband data services, aiming to offer typical business users significant savings as compared with Telefónica’s standard rates for basic telephone services.

For small and medium sized business customers in our Spanish franchises we offer a set of telecommunications services including:

•                                          Bundled solutions including packages we call “Oficina ONO”, “Oficina ONO TOTAL” and “Oficina ONO Parque Empresarial”;

•                                          Voice telephony including analog access, digital access (ISDN), Intelligent Network services and PBX (Private branch exchange);

•                                          Data including leased line services and Virtual Private Network over IP;

•                                          Broadband Internet services, Guaranteed Internet access and value added services such as domain name registration, e-mail accounts, Web hosting, FTP, ASP (Application Service Provider) services; and

•                                          Other services (mainly service level agreements and on-line billing information).

The increase of our business customer base in 2002 was substantially related to the “Oficina ONO” bundled which provides our customers with a minimum of two voice lines and broadband Internet access up to a maximum transfer rate of 4 Mbps.

We also offer most of the above services outside our Spanish franchises, mainly in the cities of Madrid and Barcelona.

Carrier Services and Internet Connectivity Services

We have telecommunications licenses that permit us to offer excess capacity on our backbone network to other telecommunications providers.  In addition, we are connected to Espanix, the Spanish access point to the Internet, which allows us to provide Internet connectivity services. Our customers are primarily other telecommunications operators and Internet service providers requiring transmission capacity.

Sales and Marketing

The “ONO” Brand

All of our integrated services in the residential and business markets are offered under the “ONO” brand.  We conduct extensive advertising to support our brand, including national press, regional TV and radio advertising.  A brand audit performed in December 2002 indicated that combined prompted and unprompted brand awareness of ONO in the main cities in which we offer service was 100%.  The ONO brand is used in all advertising, sales materials, customer contracts, bills, employee uniforms, construction signs, installers’ vans, and elsewhere in our business.  In addition, the ONO brand and services are promoted extensively to customers through a monthly magazine (which includes program schedules) and three 24-hour ONO television channels.

ONO positions itself as a local company with national reach. We leverage our strong local presence and prominent local shareholders in order to support our local radio and television advertising with extensive sponsorship of regional cultural events and sports teams.

Residential Marketing

We initiate intensive promotion of our services in residential areas that have been or are about to be passed by our local networks, with the intention of maximizing early penetration of our integrated services, minimizing churn and, over time, increasing revenue per subscriber. Residential marketing stresses our ability to offer a “one-stop-shop” solution to customers’ telecommunications and entertainment needs.

We use targeted direct mailings and telemarketing to support the direct sales force and to encourage customers to subscribe to our services directly through our call center and through our specially designed ONO shops in key cities, some of which include an internet café to let our potential customers experience our broadband services. In addition, we sell our services through indirect channels, such as department stores, electrical retailers, mobile telephone retailers and computer retailers. Our indirect sales channels accounted for approximately 331 points of sale as of the end of December 2002. These indirect channels include El Corte Inglés (the largest department store chain in Spain), regional savings banks, and other commercial outlets. We are increasingly moving away from our direct sales force towards indirect channels in order to optimize our sales costs.

We aim to minimize customer disconnections by ensuring a high level of customer satisfaction with our services, reliable installation and service delivery. While our current churn rate is relatively low we have recently established a customer retention platform in our call center to dissuade people from discontinuing our service.  Some of the churn that we experience results from people moving house and in other cases we seek to disconnect bad debt customers.

We conduct comprehensive customer satisfaction surveys, covering all aspects of our operations, to refine our services, business processes and additional sales activities. We maximize revenue per customer through, for example, encouraging single service customers to take additional services, maximizing premium service take-up and pay-per-view usage, and offering additional telephone lines.

Business Marketing

At the end of December 2002, we had 8,648 direct access customers in service.

Our business marketing makes use of targeted direct mailings and telemarketing supported by our direct sales force. We emphasize the quality of our business telecommunications services rather than focusing solely on price advantages and aim to establish a direct relationship with the potential customer.  Using this sales approach our direct sales force works closely with the potential customer in order to establish the exact service needs and, where possible, to suggest innovative telecommunications services that improve both the price and the quality of the service.  We mainly market to our potential business customers through sales teams in each of the areas where we offer business services.  We also work with indirect sales channels, such as specialist computer retailers, who recommend our services to potential customers. Our indirect sales channels accounted for approximately 98 points of sale as of the end of December 2002.

Billing

All customers receive a single bill for all services. We bill in advance for telephone line rental, cable television and broadband Internet access services, while telephone usage fees and pay-per-view television charges are billed in arrears. We provide all of our customers with monthly billing statements, which include a simple summary of all combined charges, as well as an itemized list of charges that include the destination, duration and cost of each telephone call (except local and narrowband Internet calls).  Virtually all bill payments are made by the use of direct debits from the customers’ bank, which reduces our working capital requirements as well as billing, bad debt and collection expenses.

In addition, we also provide all our customers with Internet billing services which allow them to customize the information they receive, including summaries of services provided by usage or destination.

Customer Service

We believe customer service and attentiveness to the needs of our customers are critical to the growth of our residential and business telecommunications services. We operate two customer call centers in Valencia, with a total of 450 seats on top of an automated call-handling system.  Calls are answered 24 hours a day, 365 days a year. In the last quarter of 2002, approximately 80% of all calls were handled within 10 seconds.  Within our national customer call center we operate separate help-desks to address the needs of business and Internet customers.  Each customer service agent, almost all of whom are currently permanent employees of Cableuropa, attends a six to eight week training program, providing the individual with specific sales and customer service skills. We also focus on in-house training of installation technicians to ensure compliance with strict quality standards and to ensure that installations are scheduled to suit customers’ requirements.

Our Areas of Operation

We operate in twelve cable telecommunications franchises located in Spain, which we manage in four different regional clusters, as explained below.  The Spanish franchises, which cover approximately 4.6 million homes and 270,000 businesses, consist of the cities of

Valencia, Albacete, El Puerto, Cádiz, Huelva and Sanlúcar, the regions of Valencia North, Valencia South, Andalucía IV, Murcia and Santander and the island of Mallorca.  In our Spanish franchises, we are building our networks to pass substantially all of the homes in the urban areas and a lower proportion of the homes located in the surrounding regions.

Outside of our Spanish franchises, we have constructed networks in certain business areas in the region of Madrid and the province of Seville where we have been granted B1 licenses to offer fixed telephony and data services to the public (including medium and large sized businesses). In addition, we have a nationwide IP network, using Multi-Protocol Label Switching (“MPLS”) technology which allows us to offer value added and connectivity services such as Internet Protocol-Virtual Private Network (“IP-VPN”) and guaranteed Internet access.

The following table sets out certain information concerning our franchises:

Clusters	Franchises	Total Homes(1)	Total Businesses(2)

Mediterráneo Cluster	City of Valencia	377,248	35,650
	Provinces of Castellón and Valencia (northern part)	965,341	41,249
	Island of Mallorca	391,835	24,289

Southeast Cluster	Provinces of Alicante and Valencia (southern part)	1,183,070	65,788
	Region of Murcia	571,604	34,552
	City of Albacete	65,858	5,660

Andalucía Cluster	City of Huelva	58,437	5,066
	City of Cádiz	52,811	4,555
	City of Puerto de Santa María	36,583	2,058
	Provinces of Huelva and Cádiz	543,957	30,037
	City of Sanlúcar de Barrameda	25,309	1,100

North Cluster	Province of Cantabria	281,792	17,313

Total — Franchises		4,553,845	267,317

(1)              Total homes in each franchise are derived from preliminary figures from the 2001 Spanish national census.

(2)              Total businesses in each of the franchises (except Sanlúcar) are derived from 1998 data compiled by Schober PDM Iberia, S.A., an independent direct marketing group, based on information provided by various sources including the relevant Spanish Mercantile Registry.  Total businesses in our Sanlúcar franchise are based on Cableuropa’s estimates.

Our Regional Clusters

The Spanish franchises are principally located in two contiguous geographical areas in eastern and southwestern Spain. In order to benefit from local shareholder involvement and locally focused marketing, the Spanish franchises are managed in four operational clusters: the Mediterráneo cluster, the Southeast cluster, the Andalucía cluster and the Cantabria cluster.

•                                          The Mediterráneo Cluster.  The Mediterráneo cluster covers approximately 17,100 square kilometers, with approximately 1.7 million homes and approximately 100,000 businesses and a total population of approximately 2.9 million in the Province of Castellón, the northern part of the Province of Valencia and the Island of Mallorca. Approximately 97% of the homes in the city of Valencia, 79% of the homes in the city of Castellón and 83% of the homes in Palma de Mallorca are in multiple dwelling units.

•                                          The Southeast Cluster.  The Southeast cluster covers approximately 22,300 square kilometers, with approximately 1.8 million homes and approximately 106,000 businesses and a total population of approximately 2.9 million in the Province of Alicante, the southern part of the Province of Valencia, the Region of Murcia and the city of Albacete. The principal cities are Alicante, Murcia and Albacete, provincial capitals, Elche and the port city of Cartagena. Approximately 91% of the homes in the city of Alicante are in multiple dwelling units and approximately 91% of the Murcia and Albacete population lives in towns of 10,000 or more inhabitants.

•                                          Andalucía Cluster.  The ONO franchises in the Andalucía region of Spain include the Cádiz and Huelva provinces, which border the Atlantic Ocean and cover 17,600 square kilometers, with a total of approximately 717,000 homes and approximately 42,000 businesses and a total population of approximately 1.6 million, including the cities of Cádiz, Jerez and Huelva.  Approximately 91% of the homes in the cities of Cádiz and Huelva are in multiple dwelling units.

•                                          The North Cluster.  Our franchise area in northern Spain, which covers the province of Cantabria (including the city of Santander), is comprised of approximately 5,200 square kilometers and includes approximately 282,000 homes and approximately 17,000 businesses.  Approximately 67% of the population in this franchise area lives in towns with a population of over 10,000 inhabitants.

Our Networks

To efficiently plan and develop our network buildout, from the beginning of our operations we have focused on two main objectives:

Rapid and Low Cost Network Construction.  We believe the capital expenditure to make our networks accessible to each home accessed in our Spanish franchises is significantly less than that experienced by many comparable companies at a similar stage of their development. This rapid and relatively low cost buildout of our local networks reflects the following circumstances:

•                                          the high urban population density with a significant proportion of multiple dwelling units in our Spanish franchises;

•                                          our ability to build portions of our access network aboveground;

•                                          our dedicated permit team which obtains local access and rights of way permits from local authorities in advance of planned network builds; and

•                                          our state-of-the-art network design center’s ability to create detailed network build plans in advance of actual construction.

Flexible High-Speed, High Capacity Broadband Network with Direct Customer Access.  Our technologically advanced network provides a high-speed, high capacity, or broadband, two-way communications pathway with direct access to the user. This broadband network has allowed us to pursue multiple revenue streams from launch at an efficient cost. In addition, the advanced technology of our broadband networks has allowed us to rollout high-speed Internet access at speeds which we intend to increase as customer demand grows.  Our networks will also allow us to deliver new broadband services, such as digital interactive television, which are emerging from the convergence of telecommunications, information and entertainment, with limited additional network investment.

As of December 31, 2002, our local networks were accessible to 1,760,744 homes and included 15 high capacity voice and 24 data switches and 6,279 kilometers of installed and operational local access networks.

As of December 31, 2002, we had leased and were operating approximately 6,263 kilometers of fiber-optic cable for our national backbone network.  The backbone network connects our franchise areas and enables us to achieve significant cost savings, generate additional revenues and allows us to provide good quality communication services across all of our networks.  We also lease backbone network outside of our franchise areas in order to provide service to certain of our business customers.

Our backbone network is equipped with dense wave-division multiplexing equipment, which allows us to use several different wavelengths of laser light in each optical fiber simultaneously. This technology substantially increases the capacity of the backbone network and consequently makes its deployment more cost effective than other available technologies. In addition, our backbone network has been augmented with a national Internet Protocol, or IP network.  We use our backbone network to:

•                                          link each of our telephone switches, allowing a greater proportion of calls to remain solely within our network and thereby saving on interconnection costs;

•                                          distribute our high-speed Internet services from our national data center in Madrid;  and

•                                          deliver the digital TV signal from our digital TV playout center in Madrid.

Status of Our Network Buildout

We commenced construction of our local networks in July 1998. We have completed over three quarters of our planned buildout and expect to have substantially completed our planned local networks in Spain by the end of 2004. The table below sets out certain information with respect to the buildout of our local networks.

	As of
	December 31, 2000	December 31, 2001	December 31, 2002

Cities under construction	40	67	93
Cities with service	31	60	81
Local access network (route km)	3,438	5,135	6,279
Backbone network (route km)	3,138	5,712	6,263
Operational switches	15	15	15
Operational headends	12	12	12
Homes passed	885,462	1,399,514	1,760,744

In light of our strategy to continue the rapid buildout of our local networks in a manner that will allow us to initiate marketing earlier, we have concentrated during the early phase in the development of our local networks on those areas in our Spanish franchises with high urban population density.

As of December 31, 2002, we had completed the construction of a substantial portion of our city fiber-optic rings in the principal cities within our Spanish franchises. These rings are a key component of the networks we are building to allow us to deliver direct access to our customers and, in particular, business customers within a city or metropolitan area.

In order to ensure the rapid buildout of our networks, we have outsourced significant portions of the buildout. We have an agreement with CH2M HILL, a project management firm, to provide detailed street by street network design and overall project management as well as agreements with several construction companies to build our networks, including Ferrovial, one of the largest construction companies in Spain and one of GCO’s shareholders.

Our national technical facilities are centralized in Madrid and include our network design center, operations center, pay-per-view studio, principal point of interconnection with other telecommunications operators, the principal server farm of our Internet service provider infrastructure and includes our digital television central head-end.  Our Madrid network operations center provides 24-hour monitoring of our voice, TV and data networks throughout Spain.

Network Architecture

Local Networks

Our local networks have been designed using a high-speed fiber-optic based system, capable of providing a full range of analog and digital services. The local networks are currently capable of supporting telephone, cable television and high-speed Internet access. Due to their advanced technology, our local networks are also capable of supporting other telecommunications services, including interactive and transactional services, without incurring significant additional capital expenditures. The network design provides optical fibers that serve areas of approximately 500 homes. Additional fibers and additional duct capacity are incorporated into the design to allow for future expansion and to enable easy fiber connection to large and medium sized businesses. Both cable television and residential telephony are provided through the same distribution system creating economies of scale for us. Fiber routing is designed to provide route diversity to the fiber junctions, or nodes, thereby protecting against loss of service resulting from cable damage.

Fiber-optic technology, used extensively in the network, provides the basis of our broadband capability. Laser transmitters transform our electrical signals into light signals, and the low loss and low distortion characteristics of fiber allow us to transport the signals over long distances without the need for amplification. Fiber-optic systems are suitable for transmission of voice, data, video or a combination of all three. The main benefits of deploying fiber to the terminal node, in place of traditional coaxial cable or copper wire, result from its greater capacity, increased functionality, smaller size and decreased requirements for periodic amplification of the signal. These factors contribute to lower installation and maintenance costs and increase the variety and quality of the services provided.

A fiber-optic ring architecture is used to transport signals from local operations centers to primary nodes, or hub points, serving 20,000 to 60,000 homes in urban areas. The local operations centers generally house both a cable TV headend and a telephone and data switch. The headend assembles the cable TV signals for transmission to the customers. The primary nodes are in turn connected to secondary nodes along a secondary fiber-optic ring network. These secondary nodes are optical distribution points each serving around 2,000 homes. They distribute fiber to the 500 home terminal nodes. Terminal nodes are typically deployed in a street cabinet. For telephony the final points for distribution to homes and small businesses are cross-connect boxes from which the final connection to a customers’ home is made using twisted-pair copper wire. The terminal nodes transform the optical signals back into electrical format and transmit them onwards on coaxial cable or copper pairs to the customer’s premises. Cross-connect boxes are connected to the terminal nodes by twisted pair copper wire. For cable TV services coaxial cables are used to transport the signals to homes, and amplifiers are used to boost the signal levels. Customer taps are used to serve individual dwellings. These typically serve four or eight homes per tap. Amplifiers are mounted in sealed units, generally on the façades of buildings. The final connection to the home, known as the drop, uses a combination of coaxial and copper pair cable. This type of drop cable is usually referred to as Siamese cable. The coaxial part carries the cable television and broadband signals both to and from the homes. Two copper pairs are also incorporated in each drop to allow for second lines. The networks are constructed with excess fiber and duct capacity in order to allow future upgrades.

Our telephony network is based on a self-healing synchronous digital hierarchy system, down to the secondary node level. The synchronous digital hierarchy system handles all subscriber calls on a single pair of optical fibers for each optical ring of nominally eight secondary nodes, and provides self-healing capabilities in the event of optical circuit failure, together with detailed reporting of fault conditions. The final distribution to the customer is based on a standard analog interface carried over twisted pair copper cables.

Our 15 telephone switches are the core of our telephony business.  Our switches are housed in locations throughout our network. Each switch is capable of handling up to 100,000 customers when fully equipped. All of our switches are currently interconnected with Telefónica’s and certain other telecommunications operators’ networks.  The telephony network has been designed so that, as penetration and traffic intensifies, an incremental upgrade of the equipment will enable additional capacity to be easily provided. All the network’s telephony equipment is powered by battery backed-up power supplies, in order to meet the current legal requirement to provide at least 12 hours of service in the event of a power failure.

The cable television network uses a hybrid fiber-coax transmission system. The system is broadband and operates over a wide frequency. The forward path uses the range from 86 megahertz to 862 megahertz, and is capable of carrying voice, video, data, cable television specific and terrestrial television channels. The segment up to 630 megahertz is currently used for analog cable television services and broadband Internet and a further 256 megahertz of capacity is reserved for digital cable television, Video On Demand (“VOD”) and other digital services.  Once our digital television services are launched, the analog segment will be reused for other services, after the migration of our analog television services.  The cable television network is also designed to support reverse path operations on bandwidths up to 65 megahertz allowing interactivity between individual homes and the headends.

Currently, cable television is distributed through an analog platform with headends located in each of the Spanish franchises. Programming material is collected at the headends, reconfigured to meet our specifications, and transmitted through optical fibers.

The trunk and main distribution cables are installed in a network of conduits and ducts. Conduits are laid in trenches, generally at depths of 450 millimeters to 800 millimeters. Duct capacity is allocated to house both the initial fiber and to allow for future installation of cables that can be extended to reach individual customers. Underground chambers are employed to allow turning and pulling-in of cables into the duct network.  Where possible we use façade wiring to facilitate the final connection to homes and small businesses.  All active electronics are typically located in street-side cabinets or sealed units mounted on building façades.

Backbone Network

Iberdrola, a large Spanish electrical utility provider, leases us high capacity fiber-optic cable linking our Spanish franchises in eastern and northern Spain with each other and with the city of Madrid.  RENFE (the Spanish national railway company) provides us with similar fiber linking Andalucía with Madrid.  These leases are documented in long-term agreements and are renewable at our discretion after their initial maturity.  We completed the lighting of our national backbone network in 2001 and we have since then added almost full redundancy to ensure that we can maintain the high level of service quality that we offer to our customers.  By the end of 2002, we were operating 6,263 route kilometers of high capacity, fiber-optic cable network.

Our backbone network has been augmented with a national IP network, which serves as the basis for our interactive digital television and high-speed Internet services. The IP network consists of twelve nodes connected through high capacity circuits based on our DWDM national network. Each of these nodes has two “Gigaswitch” routers that provide high capacity switching and their capacity can be increased from 80 Gbps (gigabits per second) to 320 Gbps, as necessary. The routers operate in a fully redundant configuration and provide a high level of network reliability.

The IP network also has multi-protocol label switching (“MPLS”) capability, which allows for the provision of a wide range of services and in particular better support for business services.  It also makes the network more secure, easier to expand and less costly to operate, in addition to making it simpler to offer business services such as virtual private networks.  We use the IP network to deliver IP-based data services to business and residential customers.

Construction and Equipment Suppliers

We rely on Ferrovial, one of GCO’s shareholders, and a number of other, smaller contractors, for the construction, commissioning and delivery of our networks. In the event that it becomes necessary, we are confident that we could continue our current rate of construction even if one of these construction companies should cease operations, by relying on the others.

We rely mainly on Alcatel for the supply of all electronic equipment including switches, synchronous digital hierarchy access equipment, coaxial and fiber cables, cable television transmission equipment and optical receivers.  Alcatel is also responsible for commissioning our telecommunications equipment.  The cable TV amplifiers are from Philips.  Our analog headends are manufactured by Barco and supplied by Landata Sistemas and our set-top boxes are supplied by Motorola.  Our digital headend was supplied by Motorola, Harmonic and Cisco.

Our Internet service provider software is provided by, among others, Sun Microsystems, Hewlett Packard, EMC2 and Cisco and our cable modem equipment is supplied by Motorola, US Robotics and Cisco, among others.

The construction contractors are responsible for all civil works, equipment installation and activation of the local networks in the Spanish franchises. CH2M HILL, oversees the construction contractors and is responsible for detailed street by street network design, as well as the overall management of the construction program. When a construction company completes a specified portion of the network, CH2M HILL conducts a final inspection to ensure that this portion is built correctly and in accordance with our engineering specifications and either accepts or rejects the constructed portion on our behalf. The final installation at the customer premises is carried out either by our own staff or by specially trained subcontractors.

Our construction and supply contracts are in the form of master agreements, which are implemented through specific construction work orders and equipment supply orders from us. A majority of the construction work orders are fixed-price contracts covering construction of a secondary node area. The construction work orders provide for monthly invoicing during construction with the final amount to be invoiced on provisional acceptance of the construction work order. Each equipment supply order is a fixed price contract providing for amounts to be invoiced on delivery and on provisional acceptance of the installed equipment. All work order contracts are subject to a warranty period of two years from the date of delivery and provide for certain penalties for delays in delivery and installation and for substandard quality.

We believe our main suppliers to be financially sound and unlikely to cease operations in the immediate future.  We have, nevertheless, identified secondary suppliers for key network elements.

B1 License Areas

A B1 license permits a company to operate a telecommunication network in order to provide fixed telephony services to the public.  As at December 2002 we had B1 licenses for the provinces of Madrid, Seville and Barcelona, as well as for our franchises.  Although we currently focus on our cable operations in our franchise areas, in the longer term we may choose to provide further telephony and data services to medium and large sized business customers outside our Spanish franchises over our own networks.  To date we have developed limited local access networks in selected business areas in Madrid and Seville.

Our Competition

We face significant competition from established and new competitors that also provide residential telephony, television, business telecommunications and Internet access services in Spain.  We believe that competition will intensify in each of these businesses.  However, these competitors cannot currently offer “triple play” services and do not currently include other cable multiservice operators, as the concessions and licenses to provide cable television were granted by the Spanish authorities on an exclusive basis to one operator for each of the franchise areas into which Spain was divided.

Residential Telephony

We compete primarily with Telefónica in providing direct access telephony services to residential customers in our Spanish franchise areas.  We also compete with existing and future entrants in the Spanish telecommunications market, including indirect access providers such as Auna, Uni2, Tele2, Jazztel, and the three mobile telephone operators, Telefónica Móviles, Vodafone and Amena.  Only Telefónica is currently offering direct access telecommunications services to residential customers in our franchises and only a limited number of new operators are currently offering direct access telecommunications services to business customers.

Direct access means that a telecommunications provider has a direct connection into a customer’s house, using its own network. Indirect access means that a telecommunications operator provides service to the end customer by using another operator’s access network. Indirect access imposes inconveniences on the customer, such as usually having to dial an additional special prefix to be able to access the provider’s system, but is often cheaper than direct access, especially for international calls.  Service providers may find indirect access attractive because it does not require them to build and operate their own local infrastructure. Indirect access providers, however, are limited in their ability to competitively price their services because they must charge a margin over the price that is charged to them by the owner of the network they use. In addition, indirect access providers have less control over the quality of the network they use and therefore the quality of services they can offer.

The following is a description of our principal competitors in the Spanish residential telecommunications market:

•                                          Telefónica.  Telefónica, formerly the monopoly provider of most telecommunications services in Spain and one of the largest Spanish companies, has an established market presence and resources substantially greater than ours. Most of the residential telephony customers in Spain are currently Telefónica customers. Telefónica has a fully built national telephony network and has extensive experience in marketing and operating telecommunications services in Spain. Our growth in residential telephony therefore depends on our ability to convince Telefónica’s customers to switch to our services.

•                                          Auna.  Auna began offering an indirect access fixed-line telephony service via Telefonica’s local access network in January 1998. Auna is in the process of building a national direct access network in selected areas targeting business customers.  Auna is majority owned by Santander Central Hispano (SCH), which is also an indirect shareholder in Cableuropa, Endesa and Unión Fenosa, two Spanish utilities.  In addition, the assets of Auna include the third Spanish mobile operator, Amena, and a number of cable multiservice operators in Spain.

•                                          Uni2.  Uni2 obtained a national telecommunications concession in May 1998 and commenced offering indirect services via Telefónica’s local access network to residential and business customers in December 1998. Uni2 currently offers international, national long distance, intraprovincial and fixed-to-mobile voice telephony and data services throughout Spain. Uni2 is wholly owned by France Telecom.

Following the complete liberalization of the Spanish telecommunications market in December 1998, other operators were awarded national telecommunications licenses.  However, we do not believe that Auna, Uni2 or other operators awarded national telecommunications licenses intend to invest significantly in the provision of local direct access services to residential customers in our Spanish franchises.

Cable Television

We compete with other television broadcasting companies, both public and private.  We also compete to varying degrees with other communications and entertainment media, principally home cinema and movie theatres.

The most significant competitors in the pay television market in Spain are Canal Plus and two direct-to-home satellite multi-channel television service providers, CanalSatélite Digital and Vía Digital.

•                                          Canal Plus.  Canal Plus, which launched in 1990, is a general entertainment broadcast channel, offering first run movies and Spanish first division soccer programming. Canal Plus broadcasts using analog terrestrial technology. A three-channel digital version of Canal Plus is also available to the direct-to-home subscribers of CanalSatélite Digital. Canal Plus is 100% owned by Sogecable.

•                                          CanalSatélite Digital.  CanalSatélite Digital, which is majority owned by Sogecable, launched a satellite television package of 22 digital channels in January 1997 and has subsequently increased its product line up to 35 basic encrypted digital channels plus three premium services including the multiplexed Canal Plus, the Disney channel and the multiplexed movie channel Cinemania. In addition, CanalSatélite Digital offers eleven optional channels, 17 pay-per-view channels, and access to over 25 additional unencrypted international channels.

•                                          Vía Digital.  Vía Digital, an affiliate of Telefónica, launched its services in September 1997, and currently offers a basic package of 34 television channels, 30 audio channels and 15 radio channels plus eight optional channels.

CanalSatélite Digital and Vía Digital are in the process of a merger approved by the Spanish authorities. For more information on the potential consequences of this merger to Cableuropa please see Item 3.D. “Key Information—Risk Factors”.

In February 2003, we appealed against the Spanish Government’s approval of the merger to the Supreme Court.

Since direct-to-home services are satellite based, neither CanalSatélite Digital nor Vía Digital need a terrestrial network to provide service to its customers. However, direct-to-home customers must lease a satellite dish and a decoder. We believe our broadband networks give us a competitive advantage over direct-to-home providers in that we can use our systems to also offer telephone services and broadband Internet access. Furthermore, direct-to-home providers can only offer limited interactivity using a telephone return path and currently do not have the technical capacity to offer the integrated service packages that we offer.

Internet Access

Broadband Internet

We provide our high speed Internet access services using cable modems.  Telefónica (and its affiliate, Terra) together with resellers such as Wanadoo, Tiscali and Ya.com offer high-speed Internet access services using Asymmetric Digital Subscriber Line technology (“ADSL”).  These providers’ current comparable offerings are generally more expensive than ours.  Other competitors currently provide 256 kbps using integrated services digital network, ISDN lines, or at higher speeds on dedicated leased lines. These competitors may also use Telefónica’s or their own networks to provide high-speed Internet access services in the future.

In addition, Telefónica Móviles, Amena, Vodafone and Xfera have been awarded licenses to provide “third generation” mobile telephony services.  These services may also be capable of providing high-speed Internet access, although we do not expect these services to be commercially available on a widespread basis in the short term.

Business Services

Telefónica (and its affiliate Telefónica Data) is our principal competitor in providing business telecommunications services, followed by BT-Ignite and COLT Telecom España, mainly in the large business segment. In addition, we also compete with Auna, Uni2, Jazztel and Comunitel, all of whom offer telecommunications services to business customers.

We also compete with other entrants into the business telecommunications market that have been granted telecommunications licenses and with wireless local loop operators.  We compete with these companies to the extent they offer indirect or direct access services in Spain.

C.                                    Regulatory Environment in Spain

Overview

Over the past decade the telecommunications market in the EU has been gradually liberalized. The general framework for this liberalized environment was initially set out in the EU’s Directive on Competition in the Markets for Telecommunications Services adopted in 1990 and its subsequent amendments and implementing directives which focused on the harmonization of rules across the member states. As member of the EU, Spain was required to implement these directives by passing national legislation that gives them effect. During 2002, this legislation was mostly superseded by EU Directive 2002/21/EC dated 7 March on a common regulatory framework for electronic communications networks and services (the Framework Directive) and its implementing directives, namely the Access Directive, the Authorization Directive and the Universal Service Directive, each dated 7 March 2002. Member states, including Spain, are required to adopt and publish the laws and regulations and administrative provisions necessary to comply with the Framework Directive and its implementing directives by 24 July 2003 at the latest.

Regulation of cable telecommunications and cable television services in Spain began with the Cable Telecommunications Act of 1995. After the enactment of the Cable Telecommunications Act, Spain was divided into 43 franchise areas in order to grant only two concessions per franchise area. Concessions to a franchise area were awarded to Telefónica and an alternate bidder, such as us. Concessions were granted under the Cable Telecommunications Act in 37 of these franchise areas, of which we were awarded concessions in 12 franchise areas. In the six remaining franchise areas, no concession has been awarded to date, other than to Telefónica. However, a public bidding procedure has been recently summoned for the granting of a concession to provide cable television services within the franchise area of Castilla-La Mancha.

The Telecommunications Act of 1998 liberalized further the Spanish telecommunications regulatory structure. Our concessions to provide both telecommunications and cable television were initially granted under the Cable Telecommunications Act but have since been converted into a concession for the provision of cable television and pay-per-view services under the Cable Telecommunications Act and an individual license and several general authorizations to build a telecommunication network and to provide telecommunications services under the Telecommunications Act.

Pursuant to the recently approved Framework Directive and its implementing Directives, the Telecommunications Act of 1998 is currently in process of being amended to implement them.

Introduction

The telecommunications industry and the cable television industry in Spain are regulated and overseen by the Ministerio de Ciencia y Tecnología (“MCyT”) and the Comisión del Mercado de las Telecomunicaciones (“CMT”). The MCyT’s principal role is to set policy, issue regulations and sanction telecommunications operators and television operators where necessary. Under the Telecommunications Act, the MCyT can issue Ministerial Orders, impose requirements on the holders of individual licenses and general authorizations and impose sanctions for infringements of the Telecommunications Act. The MCyT may also impose sanctions for infringements of the Cable Telecommunications Act.

The CMT is an independent regulatory authority that supervises the activities of telecommunications operators and television operators in Spain. The CMT’s principal function is to safeguard effective competition in the telecommunications and television markets. It can issue reports on price regulation for the Spanish Government, and arbitrate, on request of the negotiating parties, any dispute between operators. The CMT also has certain powers with regard to interconnection disputes and supervises telecommunications merger control. The CMT also advises the MCyT in the development of new rules, and holds sanctioning and other powers in certain cases.

Regulation of Cable Television Services

Overview

Under the Cable Telecommunications Act, all cable television services must be provided in accordance with the terms of the concessions awarded by the MCyT pursuant to a public bidding procedure (except Telefónica which received its concessions without participating in the public bidding procedure). These concessions allow cable multiservice operators (i.e., holders of concessions granted pursuant to the Cable Telecommunications Act) to provide cable television services in the relevant franchise areas, as well as pay-per-view services.

At least 40% of the programming distributed by cable multiservice operators must be provided by independent third party programmers, to the extent sufficient programming is available. Cable multiservice operators are also required to distribute all terrestrial national broadcast channels, regional channels, and those local channels requested by its subscribers.

Limitations and Restrictions

No single person or entity, including Telefónica, may, directly or indirectly, be a shareholder of or control cable operating companies that together reach more than 1.5 million cable television subscribers within Spain. The Spanish Council of Ministers can amend or remove this restriction.

Cable multiservice operators must be domiciled in Spain. The Cable Telecommunications Act established that non-EU investments are limited to a maximum 25% aggregate equity interest in a cable multiservice operator, unless the Spanish Council of Ministers authorizes a foreign investment in excess of this limit. Under the Cable Telecommunications Act, non-EU investments include not only investments by non-EU individuals or by companies which do not have a Spanish or other EU domicile but also investments by companies having an EU domicile which are directly or indirectly controlled by non-EU companies or individuals.

However, some regulations have been subsequently approved which allow different interpretations as to whether investments in cable multiservice operators by companies having an EU domicile but who are directly or indirectly controlled by non-EU companies or individuals are still considered non-EU investments.

Prior to our Reorganization described below, Spaincom, which is a company having an EU domicile but controlled by non-EU companies, exceeded the 25% limit without having obtained the relevant administrative authorization from the Spanish Council of Ministers. However, Spaincom has notified these investments to the Spanish foreign investment authorities since September 1999, and no legal action has been taken to date. Although there is no precedent for such action, the failure to comply with foreign investment regulations could result in the relevant cable concession being revoked.

A concession may not be transferred without the approval of the MCyT. The MCyT has wide discretion in determining whether to grant approval, except that a transfer cannot be authorized before at least one-fifth of the initial term of the concession has elapsed. In addition, the Cable Telecommunications Act provides that any act or contract which results in the transfer, sale, lease, encumbrance or similar transaction of all or any of the shares of the concession holder must be authorized in advance by the MCyT. In certain cases, transactions affecting the shares of a shareholder of a concession holder are also subject to administrative authorization.

Under the Cable Telecommunications Act, the concession holder, among other obligations, is additionally required to:

•                                          maintain uniform quality levels in the provision of services across its franchise area;

•                                          provide access to all subscribers in a given area under equal terms;

•                                          comply with intellectual property legislation;

•                                          treat independent programmers and service providers in a non-discriminatory manner; and

•                                          notify relevant authorities and entities of customer charges fifteen days before they become effective.

Furthermore, cable television services are subject, among other rules regarding programming, to general regulations regarding television advertising, teleshopping and sponsorships and to programming legislation aimed at protecting children. Concession holders are also subject to obligations and guarantees undertaken in its concession application, such as maximum tariffs, commitments and requirements to post performance bonds guaranteeing compliance with such obligations. The Spanish Council of Ministers could, pursuant to the Cable Telecommunications Act, impose additional public service obligations on cable and telecommunications operators. Additionally, should a regional governmental authority establish cable television content restrictions in a way that proves financially detrimental to the concession, the concession holder is entitled to be compensated by the regional governmental authority.

If a cable multiservice operator provides digital television services, it will be subject to additional obligations. For instance, it must provide compatible systems and decoders for conditional access and the standard agreement between distributors and operators and customers for the use of decoders and the provision of digital television services through conditional access must be approved by the CMT.

Concession Payments

Under applicable Spanish regulations, cable multiservice operators are required to make certain payments related to their concessions. In particular, they are required to pay the CMT an annual fee of 0.1% of their gross income for the provision of cable television and pay-per-view services.

Maximum Cable Television Customer Charges

In addition to the maximum customer charges agreed to in the concessions, the relevant authorities may impose maximum cable television customer charges three years after the granting of the concession if they find collusion or abuse of a dominant position. Additionally, the Cable Telecommunications Act provides that cable multiservice operators are not free to set fees for the distribution of terrestrial television channels although to date no price restriction has been imposed.

Term Renewal, Revocation and Modification

Under the Cable Telecommunications Act, the maximum initial term of a concession is 25 years, renewable thereafter for successive five-year periods upon the request of the concession holder up to a maximum term of 75 years. Cableuropa’s and all of our Cable MSO subsidiaries’ concessions are for an initial term of 25 years. In deciding whether to renew a concession, the MCyT must consider the concession holder’s use of new technology, the degree of compliance with its obligations, and the reports of local and regional authorities. At the end of the concession term, the property associated with the concession reverts to the Spanish state, which is only obligated to compensate the concession holder for the unamortized portion of such property, unless the terms of the concession provide otherwise. The MCyT has the ability, subject to certain conditions, to impose financial penalties (or other sanctions) and/or to terminate the concession. Sanctions may also be imposed by other authorities. Should the Spanish administration unilaterally modify the terms of the concession in a way that proves financially detrimental to the concession, the concession holder is entitled to be compensated by the Spanish administration. There is no such right to compensation, however, if new competitors enter the market or if new Spanish or EU law alters the current regulatory structure.

Provisional and Special Concessions

Prior to the Cable Telecommunications Act various municipalities granted municipal licenses primarily for the provision of cable television services. The Cable Telecommunications Act granted existing commercially operational cable television service providers the right to continue operating for three years and to obtain provisional concessions, but prohibited such operators from further building out their networks. This three year period has been extended until the date on which the holder of a concession begins providing cable television services in the relevant area. Under certain circumstances, the provisional concessions and the right to continue operating can be converted into special concessions with a maximum term of six years, or in the specific circumstances of a recent judicial decision, ten years, although the prohibition on further cable television network construction remains in effect. Under the Telecommunications Act, provisional and special concession holders, as well as operators with the right to continue operating, are able to apply for new licenses that allow them to buildout their networks. Provisional and special concession holders, as well as entities or individuals with the right to continue operating, operate in certain of our Spanish franchises.

Regulation of Telecommunications Services

Overview

The Spanish government’s liberalization of regulation of the telecommunications sector began in 1987 and ended with the passage of the Telecommunications Act in 1998. The Telecommunications Act generally supersedes prior telecommunications legislation, with the exception, among others, of those portions of the Cable Telecommunications Act of 1995 relating to the provision of cable television services, as described above, as well as earlier telecommunications regulations that contradict the Telecommunications Act.

According to the transitory provisions set out in the Telecommunications Act, the concessions granted to Cableuropa and our Cable MSO subsidiaries under the Cable Telecommunications Act have been converted and pursuant to the administrative resolutions approving the conversions, Cableuropa and each of our Cable MSO subsidiaries are currently holders of:

•                                          As regards cable television services, a concession subject to the Cable Telecommunications Act, which allows for multichannel broadcasting and for the provision of pay-per-view services, for the relevant franchise area. This concession remains on the same terms as it was granted under the Cable

Telecommunications Act. See above “—Regulation of Cable Television Services”; and

•                                          As regards telecommunications services, the following licenses and authorizations subject to the Telecommunications Act and its implementing regulations:

•                                          A regional B1 license for the provision of fixed-line telephony services available to the public through the installation and operation of a public fixed-line telecommunications network for the relevant franchise area. The network used for the provision of the telecommunications services covered by the B1 license and by the concession for the provision of cable television services in the relevant franchise area is included within the scope of the B1 license and therefore subject to the rules applicable to it;

•                                          A type C general authorization for the provision of data transmission services available to the public; and

•                                          A provisional general authorization for the provision of video-on-demand.

According to the resolutions approving the conversion, a number of commitments assumed by Cableuropa and our Cable MSO subsidiaries in their applications have been removed, although the obligations, commitments and guarantees assumed on buildout of the network are, among others, still applicable. Additionally, the network used by Cableuropa and each of our Cable MSO subsidiaries for the transmission of cable television signals must be the network — owned or leased — of such Cable MSO subsidiary or Cableuropa as holder of a B1 license.

The Telecommunications Act of 1998

The Telecommunications Act is the primary legislation regulating the provision of telecommunications services, excluding television and radio broadcasting. The Telecommunications Act aims at promoting competition by applying the principles of non-discrimination and transparency in the provision of telecommunications services. At the same time, the Telecommunications Act grants universal rights of access to basic services. It introduces a new licensing plan based on a system of individual licenses and general authorizations. This plan provides the framework for new telecommunications providers to offer services and construct or operate telecommunications networks.

The Telecommunications Act contains provisions relating to the privacy of communications, the protection of personal data and the configuration of networks and services, and provides rules and procedures for the certification of devices used for providing telecommunications services. It also unifies the fees applicable to these telecommunications networks and services. The effective implementation of the Telecommunications Act has required the adoption of a number of Spanish regulations, including regulations relating to interconnection and access to networks, the allocation of numbers, operator selection, number portability, occupancy rights, minimum quality of service standards, individual licenses and general authorizations and universal and compulsory services, and public service obligations, which might have to be amended after the amendment of the Telecommunications Act pursuant to the Framework Directive and its implementing directives. Most of these regulations are briefly described below.

The Telecommunications Act, together with its implementing regulations, superseded and replaced nearly all of the previously existing laws and regulations on telecommunications, excluding television and radio broadcasting. Network infrastructures, as opposed to services carried on the network, that are used as carriers for television and radio broadcasting services are governed by the Telecommunications Act.

Interconnection

In order for our customers to communicate with other operators’ customers, we need to interconnect our networks with such other network. The EU Access Directive of March 2002, within the framework set out in Directive 2002/21/EC (Framework Directive) harmonizes the way in which EU Member States regulate access to, and interconnection with, electronic communications networks and associated facilities. Its aim is to establish a regulatory framework, in accordance with internal market principles, for relationships between suppliers of networks and services that will result in sustainable competition, interoperability of electronic communications services and consumer benefits. This Access Directive establishes rights and obligations for operators and for undertakings seeking interconnection and/or access to their networks or associated facilities. It sets out objectives for national regulatory authorities with regard to access and interconnection.

Interconnection agreements are subject to the supervision of the CMT and to Spanish regulations, including the Decree on Interconnection, Access to Public Networks and Numbering (“Reglamento sobre interconexión, acceso a redes públicas y numeración”). The Interconnection Decree requires that Telefónica presents a “reference interconnection offer” (RIO) to the CMT containing its proposed price terms. The three relevant components of the RIO offer prices for holders of Type B Individual Licenses are access fees, termination fees and transit fees. Because the cable multiservice operators are direct-access providers, only termination fees and transit fees are relevant. Each of these component fees vary depending on the time of day and the amount of Telefónica’s network or switches that needs to be used.

Telefónica is required to publish amendments to the reference interconnection offer annually. Telefónica may vary the conditions in the reference interconnection offer in accordance with applicable law.

The last interconnection reference offer (RIO 2001) came in force in September 2001, although it has been amended several times during 2002. This offer, among other issues, has amended the interconnection prices applying them to all license holders (Type A, B, and C).  These new prices will be in force and effect once any operator formally demands the price amendments from Telefónica.  This interconnection offer also establishes new volume discounts and new re-routing services (special routes for Internet flat rate traffic) and introduces the new complementary capacity based interconnection services.

The Interconnection Decree requires that unless the parties agree otherwise, interconnection agreements must be reached within four months from the date of any request to start negotiations. In the event the parties do not agree on the terms, the CMT will decide the terms of the interconnection agreement.

We have entered into interconnection agreements with Telefónica. Since September 2001 we have been using RIO 2001.

Access to the Local Loop

The Access to the Local Loop Royal Decree of December 22, 2000 regulates the conditions in which operators of fixed telephony service available to the public and fixed public telephony networks with significant market power, currently Telefónica, will provide access to the local loop and related resources to the corresponding authorized operators. Access to the local loop includes indirect access and unbundled (both completely unbundled or shared) access to the local loop. The Telecommunications Act defines an operator with significant market power as an operator of networks or services that receives in excess of 25% of the gross revenue generated through the use of network or the rendering of services in the immediately preceding year in a local, regional, national or other specific territorial area. Operators of fixed telephony service available to the public and networks with significant market power must have and publish an access to the local loop offer, including, among others, the relevant technical and economic conditions. The Access to the Local Loop Royal Decree contains specific provisions for both indirect access and unbundled access to the local loop. Tariffs for the provision by Telefónica of access to the local loop shall be cost-oriented. The access to the local loop offer currently in force, including prices, was approved by the CMT in April 2002, amended in certain respects in July and October 2002.

The Government Commission for Economic Affairs approved the first applicable maximum tariffs, and certain criteria for its determination with respect to certain services, for the provision by Telefónica of access to the local loop on December 29, 2000.

We are considered as authorized operators according to the Access to the Local Loop Decree with the right to unbundled and indirect access to the local loop.

Numbering and Operator Selection

In order to provide telecommunications services, operators need to be allocated public numbering resources, i.e., the ability to allocate phone numbers among subscribers or users of telephone services. The CMT has the authority to allocate numbers and must act within a maximum period of four months from the date of the relevant application.

The Interconnection Decree addresses operator selection, which refers to the ability of the subscriber or user to select a given operator for all or certain calls. The operator to be used can be chosen ahead of time or on a call-by-call basis. The operator selected must transport the calls effectively and efficiently.

In August 2001, Circular 1/2001 issued by the CMT entered into force to establish the instructions to implement preselection mechanisms for subscriber lines connected to digital telephony switches for metropolitan calls, long distance and fixed-to-mobile calls. Additionally, as of March 1, 2003, and pursuant to Circular 2/2002 of the CMT, fixed-line public telephony network operators that are obliged to implement operator selection mechanisms are required to offer preselection and selection on a call-by-call basis for metropolitan, long distance and fixed-to-mobile calls to intelligent network numbering (including personal numbering, but excluding collect call numbering) and to paging services. Finally, pursuant to Circular 1/2002, issued by the CMT, Telefónica was obliged to implement preselection mechanisms for subscriber lines connected to analog telephony switches prior to January 31, 2003, the date as of which this form of preselection is required to be available for long distance, metropolitan and fixed-to-mobile calls under the same conditions as preselection offered to subscriber lines connected to digital telephony switches.

Number Portability

Under the Interconnection Decree, users or subscribers will have the right to keep their existing telephone numbers when contracting for the same telecommunications services from a new provider. The New Telecommunications Act further requires that fixed telecommunications network providers guarantee that existing telephone numbers be maintained and share the costs associated with this service.

Occupancy Rights

Telecommunications operators holding an individual license to establish public telecommunications networks that are subject to public service obligations have the right, granted under the terms of the Telecommunications Act, to occupy the public domain, benefit from expropriation procedures and be granted rights of way or easements over the property of third parties.

License Payments

Under applicable Spanish regulations, holders of individual licenses and general authorizations are required to make certain payments. Most importantly, they are required to pay an annual fee of 0.15% of gross telecommunications revenue to the CMT, and a separate annual municipal fee of, in principle, 1.5% of gross revenue minus certain interconnection, connectivity and bad debt costs related to those revenues for use of the local public domain, and certain other local fees and taxes.

Telephony Customer Charges

Telephone operators, other than operators with significant market power, are generally free to fix customer charges under the Telecommunications Act and the related implementing regulations. However, the Government Commission for Economic Affairs is entitled under the Telecommunications Act to prescribe, on a temporary basis, fixed, maximum and/or minimum customer charges, or criteria for their establishment, taking into account the actual costs of the services rendered and the degree of competition existing in the markets. This Commission will also establish the customer charges for the services included in universal service and may also impose temporary surcharges above the interconnection rates in order to contribute to the financing of universal service until a national fund for universal service is established. Telefónica is currently required, as a general rule, to adhere to a single nation-wide pricing structure, although in certain cases it could be authorized to establish different regional prices.

A Royal Decree-Law of October 1999 required the establishment, with effect from August 1, 2000, of a new regulatory framework of maximum prices for the fixed telephony and leased lines services provided by Telefónica based on a model of maximum limits of annual prices, to be established using as a reference the annual changes in the consumer price index. This new regulatory framework was established in July 2000.

Universal and Compulsory Services, and Public Service Obligations

The Telecommunications Act, coupled with the Decree on Universal Service, provides that operators with significant market power, and in certain cases, operators without significant market power, may be requested to provide certain universal services and that all operators may be requested to provide compulsory services and to comply with other public service obligations. We are not currently deemed to have significant market power.

Universal service covers a range of telecommunications services which must be provided to all users at a reasonable price, regardless of their geographical location. These include access to the fixed telephony network, free availability of directory information, sufficient provision of public pay phones, and access to fixed telephony for the handicapped. Any telephony operator with significant market power, or, in certain circumstances, operators without significant market power, may be designated to provide universal service within their respective areas. Telefónica has initially been designated as the sole operator with significant market power for purposes of providing universal service across the whole of Spain. Its universal service obligations are scheduled to be reviewed in 2005. Other operators besides Telefónica may also be required to provide universal service in the future. Telefónica must agree to technically feasible and justified requests for special access to the network at points other than those offered to the general users, and offer cost-based interconnection prices.

The CMT may determine that providing universal service imposes a competitive disadvantage on the telephony operators that provide these services, and that the net cost of these services should be allocated among certain operators in accordance with criteria to be determined by the CMT. The current Decree on Universal Service indicates that a national fund for universal service will be created and that the costs will eventually be allocated among certain operators on the basis of gross revenue. Our subsidiaries, ONONet and Cableuropa could become subject to this universal service financing obligation in the future.

There are two sets of compulsory services according to the Telecommunications Act and the Decree on Universal Service. The first set includes telex, telegraphic and related services, the delivery of messages related to the safety of human life at sea and emergency calls, which will be provided, directly or indirectly, by the relevant public entities. The second set includes leased circuits, public maritime correspondence and integrated services digital network, or ISDN, services. Should the Ministerio de Ciencia y Tecnología determine that any of the services within the second set are not competitively provided, operators to provide such services will, as a general rule, be selected by means of a public bidding process.

The Spanish government may establish additional public service obligations necessary to fulfill public safety, national defense or other public service needs. There are also certain general public service obligations, and operators with significant market power are subject to additional obligations.

Individual Licenses and General Authorizations

Individual licenses.  Pursuant to the Spanish regulation implementing the Telecommunications Act, known as the License Order, different types of individual licenses are required to provide different telecommunications services. This License Order requires individual license holders to comply with both general and specific conditions for each type of individual license. This legislation includes, among others, three categories of individual licenses that allow holders to provide different types of telecommunications services.

•                                          Type A1 licenses permit the provision of fixed telephony services available to the public, through the use of switch and transmission means, but without having the rights and obligations of holders of Type B and Type C individual licenses with respect to the construction or operation of the network.

•                                          Type A2 licenses permit the provision of mobile telephony services available to the public, through the use of switch and transmission means, but without having the rights and obligations of holders of Type B and Type C individual licenses with respect to the construction or operation of the network.

•                                          Type B licenses, which include Bl licenses, for the provision of fixed telephony services, and B2 licenses, for the provision of mobile telephony services, permit the provision of telephony available to the public through the installation or operation of a public network.

•                                          Type C licenses permit the installation or operation of a public telecommunications network without providing telephony services available to the public, which include C1 licenses, where the network does not necessarily need to use the radio-electric public domain, and C2 licenses, where it does.

Holders of B1 licenses and C1 licenses wanting to use the radio-electric public domain are required to obtain the required administrative authorization or concession.

Our concessions, granted under the Cable Telecommunications Act, have been converted into Bl licenses, a type C general authorization for the provision of data transmission services available to the public and a provisional general authorization for the provision of video-on-demand, although the concessions will remain in force for the provision of cable television services. For the provision of telecommunications services the two franchises held by Valencia North are governed by only one B1 license. Additionally, we have obtained B1 licenses for the region of Madrid and the provinces of Seville and Barcelona.

The License Order sets out that individual licenses to provide telephony services will be granted for a term of 20 years, which may be extended for further ten year periods up to a maximum term of 50 years upon application by the individual license holder. Such periods apply to the B1 licenses granted to Cableuropa and our Cable MSO subsidiaries as a result of the conversion, and will be calculated from the date of such conversion.

On January 13, 2000 Cableuropa was granted a C1 license to construct or operate a public telecommunications network, without being allowed to provide telephony services available to the public, which includes the right to lease cable optic fiber, without switch, transmission and reception equipment or processing signals, to third parties and the right to provide leased lines services. The C1 license is granted for a term of 20 years, which may be extended for further ten year periods up to a maximum term of 50 years upon application by the C1 license holder.

Individual licenses may be modified and in the case of non-compliance with any of their conditions or with the relevant legislation, or for other reasons, revoked. If we do not comply with the conditions and obligations of their licenses or commit infringements as defined in the Telecommunications Act, the CMT, or other relevant body, may impose sanctions, including the imposition of fines or the relevant Individual License to be revoked.

According to article 34 of Royal Decree-Law 6/2000, issued on June 23, 2000, individuals or legal entities holding, directly or indirectly, more than 3% of the total share capital or voting rights of two or more companies that are principal operators in the fixed-line telephony market, which are defined as one of the five operators with the largest market share in the fixed-line telephony market, are not allowed to exercise their voting rights in excess of 3% of the total in more than one company, except with the prior authorization of the CMT. In addition, no individual or legal entity is allowed to appoint, directly or indirectly, members of the management body of more than one company that is a principal operator in the fixed-line telephony market, except with the prior authorization of the CMT. Additionally, according to a recently approved amendment to Royal Decree-Law 6/2000, individuals or legal entities considered as principal operators are neither allowed to exercise more than 3% of the voting rights of another principal operator nor to appoint, directly or indirectly, members of the management body of any company that is a principal operator, except in both cases, with the prior authorization of the CMT.

In July 2002, the CMT identified the ONO Group as a principal operator in the fixed-line telephony market together with Telefónica, Auna, Uni2 and Jazztel.

Pursuant to Royal Decree-Law 6/2000, in February 2003, the CMT authorized Banco Santander Central Hispano, S.A., to maintain its voting rights corresponding to the stake in excess of 3% in Auna Operadores de Telecomunicaciones, S.A. (the parent company of the Auna Group) and in GCO as well as to maintain its rights to appoint members to the relevant governing bodies of the two entities resulting from the stake it holds in both of them.

Rights and obligations of B1 license holders.  We have certain rights which include the right to occupy public and private property under the terms of the Telecommunications Act, a right to interconnect their network with public networks, a right to obtain numbering resources, and a right to obtain operator selection codes. See “—Interconnection” and “—Numbering and Operator Selection” above.

We also have obligations, including to provide interconnection and access to their networks and establish the necessary procedures in order to guarantee the right to number portability pursuant to the Interconnection Decree. In addition, when required by environmental concerns or the public interest, B1 license holders may be required to share their infrastructure with other operators. Furthermore, cable multiservice operators are subject to the general public service obligations, and, accordingly, their standard contracts with subscribers will require administrative approval.

As B1 license holders, if a cable multiservice operator leases lines, it must disclose to the public any such lease offer, provide the terms to the CMT and the Ministerio de Ciencia y Tecnología one month before they come into effect, and sign a contract with the users of such service. It may only restrict access to lines open to lease when required for maintenance and protection of essential functions, as defined in the New Telecommunications Act. Furthermore, as a B1 license holder entitled to occupy the public domain and private property, each cable multiservice operator, if subject to certain public service obligations, must grant a guarantee, in the amount and method set forth in the Spanish Public Procurement Act, in order to assure compliance with these obligations. This deposit will be returned when the cable multiservice operator evidences its full compliance with its public service obligations.

A B1 license holder must provide the CMT with a comprehensive directory of its customers for each territory and must provide services for at least four years from the date its concession under the Cable Telecommunications Act was initially awarded. Holders of B1 licenses are not entitled to transfer them unless prior administrative authorization is granted and one fifth of the term has elapsed.

Rights and obligations of C1 license holders.  We have certain rights as holders of a C1 license. These include the right to obtain numbering resources, to interconnect its network with public networks, and to occupy public and private property under the terms of the Telecommunications Act. In addition, as holders of a C1 license, we are subject to certain obligations which are in many respects similar to those of B1 licenses. Among other obligations, Cableuropa is required to comply with the commitments on coverage and extension assumed in the proposal submitted in the C1 license application and is subject to the general public service obligations.  Cableuropa may be additionally subject to other public service obligations. Additionally, holders of C1 licenses are not entitled to transfer them unless prior administrative authorization is granted and one fifth of the term has elapsed.

General Authorizations.  General authorizations are distinct from individual licenses under the Telecommunications Act and are relevant in that they apply to, among other things, the provision of Internet access and other as yet undeveloped services. General authorizations are governed by an implementing regulation under the Telecommunications Act, the General Authorizations Order, which sets out the procedures to obtain the titles and services that can be provided by a holder of a general authorization. General Authorizations are granted for an initial term of ten years. The intention to continue the provision of services after such term must be notified to the CMT in the month prior to the expiration and every ten years afterwards.

The General Authorizations Order requires holders to comply with both general and specific conditions for each type of general authorization. It includes, aside from the provisional authorizations under the Telecommunications Act, four categories of general authorizations and, in general terms, allows holders to provide telecommunications services other than telephony service available to the public, as long as they do not use the radio-electric public domain. One of these four categories is a Type C general authorization, which enables its holder to provide data transmission services available to the public, including, among other things, Internet access. All of our Cable MSO subsidiaries (as well as Cableuropa) and ONONet currently hold Type C general authorizations to provide Internet access, videoconference services, and transmission of information, text, images and sound through fixed public network.

E-commerce.  On October 2002, Law 34/2002 on Information Society Services and Electronic Commerce, implementing the EU Draft Directive on Electronic Commerce, entered into force. It, together with a variety of laws, regulates different aspects of e-commerce. These include, among others, the 1996 Law on Retail Trade, governing distant selling, the Royal Decree 1906/1999 on the formation of electronic contracts using Standard Terms and the 1999 Royal Decree-Law on Electronic Signatures, which puts on the same level the legal effects of the advanced electronic signatures and the effects of the hand-written signatures. Laws also exist applicable to personal data processing and consumer protection.

D.                                    Organizational Structure

There have been several significant events in Cableuropa’s history and development which have contributed to its current organizational structure. Prior to November 1999, Cableuropa owned between 28% and 89% of each of its Spanish subsidiaries and Spaincom, then a major shareholder of Cableuropa and now a major shareholder of GCO, Cableuropa’s parent, directly owned a significant minority stake. In addition, minority shareholders comprised principally of regional financial institutions, regional newspapers and local businesses also held interests in the Spanish subsidiaries. Most of the minority shareholders in eight Spanish subsidiaries exchanged their interest in the relevant Spanish subsidiary for an interest in VAL in November 1999 and October 2000. In November 2000, Spaincom and VAL exchanged their equity interests in the relevant Spanish subsidiaries for ordinary shares of Cableuropa. As a result of these transactions, Cableuropa acquired substantially all of the equity interests of each of its subsidiaries.

In February 2000, Cableuropa established ONONet, a wholly owned subsidiary that owns a currently inactive B1 license to provide telecommunications services in the province of Barcelona. Cableuropa also established ONOLab Internet, S.A.U., a wholly owned subsidiary that provided ISP services and managed Cableuropa’s broadband portals and Internet cafés. In addition, Cableuropa acquired a Portuguese subsidiary, which holds a license to construct telecommunications and cable television networks to provide cable television services in the cities of Lisbon and Porto. In September 2001, Cableuropa acquired 100% of the shares of Telia Iberia S.A., which later was renamed ONO Service Provider, S.A.U., a company specializing in business telecommunications services.

In 2001, seven of our wholly-owned Spanish subsidiaries (Albacete Sistemas de Cable, S.A., Cable y Televisión de El Puerto, S.A., Cádiz de Cable y Televisión, S.A., Corporación Mallorquina de Cable, S.A., Huelva de Cable y Televisión, S.A., Santander de Cable, S.A. and TDC Sanlúcar, S.A.,) were merged into Cableuropa and all of their assets and liabilities were acquired by Cableuropa by operation of law.

In 2002, an additional five wholly-owned subsidiaries (Cable y Televisión de Andalucía, S.A.U., Jerez de Cable, S.L., Telia Iberia, S.A.U., TeleSanlúcar, S.L. and ONOLab Internet, S.A.U.) were merged into Cableuropa and all of their assets and liabilities were acquired by Cableuropa by operation of law.

On January 2, 2002, Cableuropa’s shareholders contributed all of the outstanding shares of Cableuropa to GCO in exchange for the same number of GCO shares.  Therefore, as of January 2, 2002, the sole direct shareholder of Cableuropa became GCO, which in turn is beneficially owned by the former shareholders of Cableuropa. As a consequence of this transaction, which we refer to as our “Reorganization”, all significant decisions involving Cableuropa are now made at the GCO corporate level.

Following our Reorganization, the functions previously undertaken by Cableuropa’s Board of Directors and its associated committees are now taken by the GCO Board of Directors and its associated committees, and Cableuropa’s Board of Directors takes only those actions legally required and those initially approved by the GCO Board of Directors.

As of December 31, 2002, Cableuropa is both a multiservice operator and the intermediate holding company for the ONO Group, which is principally made up of Cableuropa, our four Cable MSO subsidiaries and ONONet.

The chart below shows the principal current structure of the ONO Group:

Our principal subsidiaries are comprised of:

•                                          four Spanish subsidiaries (Mediterránea Norte Sistemas de Cable, S.A., known as Valencia North, Mediterránea Sur Sistemas de Cable, S.A., known as Valencia South, Región de Murcia de Cable, S.A., known as Murcia and Valencia de Cable, S.A., known as Valencia) that were awarded telecommunications and cable television franchises in 1997 and 1998.  We refer to these subsidiaries, together with Cableuropa (which holds eight additional franchises), as our Cable MSO subsidiaries; and

•                                          ONONet Comunicaciones, S.A., which we refer to as ONONet.

As of December 31, 2002, we had a subsidiary in Portugal but its activities have been curtailed and it is in the process of being sold or liquidated.

E.                                      Property, Plant and Equipment

We lease certain properties for administrative and sales offices, hub, switch and headend sites and warehouses.  A significant proportion of the properties are used for both administrative and technical purposes. In addition, where necessary, we lease space to house equipment used in our networks.  We believe that our properties are generally suitable and adequate for the purposes for which they are intended.

Details of our principal leased premises are summarized below:

Address	Current Use	Size (square meters)

Oficina de Madrid C/ Basauri 7-9 and 3-5 Urbanización La Florida 28023 Aravaca (Madrid)	Head Office, digital head-end, technical center	10,763

Albacete Polígono industrial Campollano Avda. 1ª. Nº. 21 02007 Albacete (Albacete)	Office, technical facility, head-end and warehouse	5,450

Cantabria C/García Morato, 26 39009 Santander (Cantabria)	Office and technical facility	1,589

Palma de Mallorca Avda. 16 de Julio Polígono Son Castello 07009 Palma de Mallorca	Office, head-end and warehouse	1,318

Customer service C/ Gremis, 4 46014 Valencia	Call center	1,575

Customer service C/ Jacinto Benavente, 17 Valencia	Call center	2,891

Algeciras Avda de Irlanda, s/n Carretera del Rinconcillo Edificio Sur 1 11205 Algeciras (Cádiz)	Offices, technical facilities and store	2,160

Cartagena Poligono Industrial Cabezo Beaza C/ Bucarest nº 30	Offices and technical facilities	1,349

Murcia Avda. Juan Carlos I, s/n Edificio Torre de Cristal 2ª planta 30100 Espinardo (Murcia)	Offices, head-end and technical facilities	1,200

El Puerto de Santa María Polígono Industrial “El Palmar” C/ El Palmar, Nave 2 (bis), 2 and 3 11500 El Puerto de Santa María (Cádiz)	Offices, head-end, technical facilities and warehouse	5,572

Alicante Carretera Ocaña, nº 15 03007 Alicante	Offices and technical facilities	6,591

Castellón C/ Hermanos Bou, 16 12003 Castellón	Offices, technical facilities and store	2,865

San Fernando San Fernando (Cádiz)	Store and information center	310

Address	Current Use	Size (square meters)

Valencia Polígono Vara de Quart C/ Gremis, 12 46014 Valencia	Offices, head-end, technical facilities and warehouse	2,415

Valencia Warehouse Pol. Alquería del Moret Picanya Valencia	Warehouse	3,000

F.                                Legal Proceedings

Certain legal actions have been initiated against the Spanish telecommunications regulatory authority, challenging the award, or the public bidding process that resulted in the award of the Huelva, Andalucía, and Murcia franchises. In addition, the enlargement of the Mallorca franchise (initially granted for the City of Palma de Mallorca and enlarged by the Ministry to cover the entire Island of Mallorca) has been challenged.  We are not a party to all of these proceedings, though they may adversely affect our licenses.  Generally, the plaintiffs in these actions either challenge the public bidding process or allege non-compliance by the Spanish telecommunications regulatory authority with such procedures. The Spanish telecommunications regulatory authority is contesting these actions and we intend to file supporting memoranda vigorously contesting these actions.  We believe that there is no factual basis to support the plaintiffs’ claims, and that the actions will therefore prove unsuccessful.  The loss of any of these franchises would have a material adverse effect on us and would constitute an event of default under the terms of the 2009 Notes, the 2010 Notes and the 2011 Notes and under our senior bank facility.  Similar actions have been filed by unsuccessful bidders in connection with the award of many of the cable/telephony franchises awarded in 1997 and 1998.  To date no action has been successful in overturning the award of a franchise.  In addition, Telefónica has challenged the Spanish telecommunications regulatory authority’s approval of the 1998 and 2000 reference interconnect offers.  In both cases the courts in the first instance have rejected Telefónica’s claims, although in the case of the approval of the 2000 interconnect offer an appeal before the Supreme Court has been filed by Telefónica. At the time of filing of this Form 20-F, we do not know if Telefónica has appealed the sentence referring the approval of the 1998 reference interconnect offer, although we expect it to do so.  See “—Regulatory Environment in Spain”.  The following proceedings are either as yet undecided or may be appealed:

Proceedings Challenging the Award or Enlargement of a Franchise

Court or Agency	Date Instituted	Principal Parties	Franchise Contested

Supreme Court of Justice of Madrid	August 7, 1998	Manuel Moreno Vazquez Ministry of Development Cable y Televisión de Andalucía, S.A.U.	Award of Andalucía

Supreme Court	July 31, 1998	HUVIC, S.L. Ministry of Development Huelva de Cable y Televisión, S.A.	Award of Huelva

Supreme Court	May 28, 1998	Video Cadena Sur, S.L. Ministry of Development Huelva de Cable y Televisión, S.A. Manuel Alonso García	Award of Huelva

Court or Agency	Date Instituted	Principal Parties	Franchise Contested

Supreme Court	November 13, 1997	Teledistrito – 4 S.L. Ministry of Development Región de Murcia de Cable, S.A.	Award of Murcia

Supreme Court	December 2, 1998	Municipality of Calvi inistry of Developmen orporación Mallorquina de Cable, S.A.	Enlargement of Island of Mallorca

We are also engaged in other routine litigation arising in the ordinary course of our business including litigation with some of the minority shareholders in some of our subsidiaries. This routine litigation includes litigation relating to the size of the annual fee payable for the use of the public domain. We do not believe that the adverse determination of any such pending routine litigation, either individually or in the aggregate, could have a material adverse effect on our business or financial condition.

Item 5.  Operating and Financial Review and Prospects

You should read the following information together with our audited consolidated financial statements and the related notes included in Item 18. “Financial Statements”.  The following discussion and analysis is based on our audited consolidated financial statements, which have been prepared in accordance with Spanish GAAP.  For a discussion of the most significant differences between Spanish GAAP and U.S. GAAP and reconciliations of net income and shareholders’ equity to U.S. GAAP, see note 25 of the notes to our consolidated financial statements included elsewhere in this Form 20-F.

A.                                    Operating Results

Critical accounting policies

We prepare our financial statements in accordance with Spanish GAAP.  The preparation of financial statements in conformity with Spanish GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, including disclosure of contingent assets and contingent liabilities, at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Because of the uncertainty of factors surrounding the estimates or judgments used in the preparation of the consolidated financial statements, actual results may vary from these estimates.

For a summary of all of our significant accounting policies, including the critical accounting policies discussed below, see note 3, Accounting Policies, to our consolidated financial statements.  Management and our independent accountants have discussed our critical accounting policies with the Audit and Compliance Committee.

Cost Capitalization

We capitalize all of the costs directly and indirectly associated with our network buildout.  In addition, up to 2002 we capitalized as “start-up” costs certain other costs incurred by Cableuropa and its subsidiaries prior to the launch of operations and during the prematurity period.  We currently no longer capitalize start-up costs related to the pre-maturity period.

We consider the prematurity period as the period in which network construction increases faster than the company’s commercial operations. For cable operators, it is normal to have a significant portion of idle capacity during the starting years of operations, as substantial completion of the network construction is needed before and during commercial launch of services. We estimate a different prematurity period for each franchise area for which we hold licenses depending on the size of the franchise area, density of population and planned network rollout period.

All capitalized start-up costs are amortized on a straight-line basis over a period of five years either from the date of commercial launch of services or when incurred.

As a consequence of the changes occurring in the telecommunications sector, as well as changes in the circumstances of the ONO Group, in particular at the end of 2002, and due to our rapid network development and our intention to converge over time with International Accounting Standards, we modified the accounting criteria related to the depreciation of start-up costs by writing off completely all existing capitalized start-up costs and terminating further capitalization of start-up costs.  This decision resulted in an extraordinary charge of  €139.9 million in 2002.  The  €13.8 million remaining balance of start-up costs as of December 31, 2002, is made up primarily of stock issuance costs and improvements in our leasehold premises.

Broadcast Rights Amortization

We have agreements with different programming suppliers, including broadcast rights to be used in periods extending over more than one year.  These broadcast rights to be used in subsequent years are initially accounted for as intangible assets and the corresponding amortization expenses are charged to the statements of profit and loss on a straight-line basis over the term of the agreement.

Goodwill on Consolidation

As a result of our corporate Reorganization described above in Item 4.D. “Organizational Structure”, Cableuropa acquired additional stakeholdings in certain of its subsidiaries. The positive difference between the book value of the parent company’s direct or indirect shareholdings in subsidiaries and the value of the portion of the subsidiaries’ net worth which is attributable to those shareholdings, adjusted for any latent capital gains at the date of the acquisition, has been recorded as goodwill on consolidation.  The goodwill calculation requires certain estimates with respect to the value of such subsidiaries and thus involves significant discretion.  However, in order to comply with Spanish regulation, an independent expert report on such value was obtained at the time the goodwill was recorded.  Under Spanish GAAP, goodwill on consolidation is written off on a straight line basis over 20 years as this is considered to be the average payback period for the investments concerned.  By contrast, under US GAAP goodwill is tested for impairment on an annual basis.

Deferred Tax Credit

Deferred tax credits related to fiscal years ended on or after December 31, 1999 have been recognized by Cableuropa and its subsidiaries in their financial statements.  Deferred tax credits are accounted for as financial investments when we consider the recoverability of these amounts to be beyond one year and as accounts receivable when they are considered to be recoverable within one year.

Tax credits arising from our 2000 tax losses were not recognized in our 2000 financial statements in accordance with our conservative approach to tax credits recognition and as the worldwide telecommunications industry environment and our financial condition warranted at that time.  In accordance with Spanish GAAP, tax credits relating to our 2000 tax losses have been recognized in 2002, as the circumstances that led us not to register those tax credits in 2000 have changed significantly.  As a result, the deferred tax credit recognized in the 2002 fiscal year includes both the tax credit for 2002 and the tax credit for 2000.

Transactions and Balances Denominated in Foreign Currencies

Receivables and payables denominated in foreign currency are stated at year-end exchange rates.  Transactions in foreign currencies are recorded on the profit and loss account at the exchange rates on the dates on which they took place. Realized gains, together with realized and unrealized losses on foreign exchange, are taken to the profit and loss account in the year. Unrealized gains are considered as deferred income and transferred to the profit and loss account only when they are realized, or if they offset unrealized losses recognized in the same accounting period.

Income and Expenses

Income and expenses are recorded on an accrual basis, i.e., in the period in which the income or expense deriving from the goods or services in question is earned or incurred.

Revenues are derived from the sale of telecommunications and cable television services to residential and business customers and from network interconnection with other operators and are recognized in the period in which the related services are provided.  Such revenues are recognized only when persuasive evidence of a sales arrangement exists, the related services have been rendered, the sales price to the customer is fixed and determinable and collectibility is reasonably assured.  We only record foreign exchange revenues when they are realized at the year end, while foreseeable risks and potential losses are recorded as soon as they are known.

Valuation of Equity Value Certificates and Phantom Stock Opinion Plan

The valuation of and liabilities under our EVCs (issued in connection with the 2009 Notes and the 2011 Notes) and our Phantom Stock Option Plan are based on the estimated value of Cableuropa’s shares because there is no current market price for these shares.  The gain or loss resulting from a revaluation of the liabilities associated with the EVCs and our Phantom Stock Option Plan is recorded as income or loss, as appropriate, in the consolidated statement of profit and loss.  For more information, see “—Results of Operations for the Year Ended December 31, 2000, 2001 and 2002”, “—Other Liabilities Accounted for at Fair Value—Equity Value Certificates (EVCs)” and —Other Liabilities Accounted for at Fair Value—Share-based Compensation Plan (Phantom Stock Option Plan)”.

Results of Operations for the Years Ended December 31, 2000, 2001, and 2002

Revenues

Our telecommunications revenues include monthly fees for line rental, usage charges, initial connection charges and fees for other telecommunications services, including charges for additional services purchased at the customer’s discretion. Since 2001, we have also received telecommunications revenue from fees paid by other telecommunications providers for wholesale transmission capacity on our backbone network. Our cable television revenues are from monthly customer fees for basic and premium services, pay-per-view services, set top box rental and initial connection charges.  Revenues from Internet access services are derived mainly from fixed monthly fees, cable modem rental charges and/or sales.

Revenues were  €253.4 million in 2002, compared to revenues of  €143.6 million in 2001 and  €51.4 million in 2000. The increases in 2002 and 2001 are principally due to increases in customers as we have continued to build out our integrated telecommunications and cable television networks, as well as to the increase in take up of our bundled packages and to price and usage increases of our products.  In 2002, 92.5% of our revenues were derived from our residential services, as compared to 94.5% and 95.0% in 2001 and 2000, respectively.  Business services represented 7.5% of revenues in 2002, 5.5% in 2001 and 5.0% in 2000, reflecting our increasing focus on the business services market after our later entrance into this segment.

Residential Services: Residential telephony (which includes small office and home office customers) revenues were  €133.1 million in 2002, compared to revenues of  €79.3 million in 2001 and  €31.1 million in 2000. Cable television revenues were  €62.3 million for 2002, compared to revenues of  €38.3 million en 2001 and  €15.7 million in 2000.  Internet access revenues amounted to  €39.1 million in 2002, compared to revenues of  €18.1 million in 2001 and  €2.0 million in 2000.  The increase in revenues is due to increases in both the penetration of our services and average revenue per user.

We offer to our customers a variety of different packages, each of which include a variable combination of telephony services, cable television services and Internet access at a price that is lower than the aggregate price of these services purchased on an individual basis. The increasing take up of these bundled services together with our brand recognition and a strong customer acquisition focus has contributed to an increase in the penetration of our telephony and Internet access services during 2002.  As of December 31, 2002, the percentage of our customers who took up more than one service was almost 70%.

Residential telephony penetration increased from 24.6% as of December 31, 2000 to 27.7% as of December 31, 2001 and 30.6% as of December 31, 2002. Cable television penetration increased from 20.7% as of December 31, 2000 to 20.9% as of December 31, 2001 but slightly decreased to 20.2% as of December 31, 2002. Internet access services reached a combined broadband and narrowband penetration of 5.5% as of December 31, 2000, 7.9% as of December 31, 2001 and 9.6% as of December 31, 2002.

Average monthly revenues per telephony customer were  €30.8, average monthly revenues per television customer were  €21.2 and average monthly revenues per internet access customer were  €33.0 in the last quarter of 2002, showing an increase of 8.5%, an increase of 17.5% and a decrease of 17.7%, respectively, as compared to the last quarter of 2001.  The increases are mainly due to price increases and more customers taking premium bundled packages.  The decrease relating to internet access reflects the effect of an increased percentage of our customers having purchased cable modems rather than leasing them from us.  Overall, the increases in average monthly revenue from telephony and telephony customers led to an increase in total average monthly revenue per residential customer to  €50.7 as of December 31, 2002 from  €45.7 as of December 31, 2001 and  €41.3 as of December 31, 2000.

Business Services:  In 2001, we extended our business services coverage from our franchise areas to Madrid and Seville and, following the acquisition of Telia Iberia in September 2001, we are now able to offer advanced business services across the whole country.  As of December 31, 2002 we had 8,648 business customers, as compared to 4,829 and 3,381 at the end of 2001 and 2000 respectively.  These customers generated revenues of  €19.0 million in 2002 as compared to  €7.9 million in 2001 and  €2.6 million in 2000. Average monthly revenues per business customer in the last quarter of 2002 were  €204.0 as compared to  €277.9 and  €141.8 for the same periods in the two previous years.  The increase in average monthly revenue per business customer in 2001 was due to the effect of including the large business customers from the Telia Iberia acquisition in September 2001.  In 2002, as we have continued to increase our medium sized business customer base within our franchise areas, our average monthly revenue per business customer has declined because the increase in medium sized customers has counteracted the impact of the larger customers acquired with Telia Iberia that generally had higher monthly revenue levels.

Operating Expenses

The principal components of our operating expenses consist of cost of services, broadcast rights amortization, selling, general and administrative expenses, such as network leases, operating and maintenance costs and information system costs, and depreciation and amortization.  Total operating expenses were  €341.6 million in 2002,  €295.4 million in 2001 and  €160.4 million in 2000.  This increase is due to the growth in our business over the last three years.

Cost of Services

Cost of services principally consists of interconnection costs for telecommunications services, internet transit costs and programming fees for cable television programming services.

Cost of services were  €85.7 million in 2002,  €74.3 million in 2001 and  €35.5 million in 2000. The increase in the cost of services in 2002 and 2001 is in line with the expansion of our business. Our gross margin in 2002 increased to  €167.7 million from  €69.3 million in 2001 and  €15.9 million in 2000.  Gross margin as a percentage of sales increased to 66.2% in 2002 from 48.3% in 2001 and 30.9% in 2000. The increases in gross margin reflect both the increases in our monthly fee income described above and relative decreases in interconnection rates, programming costs and internet transit prices as a result of the renegotiation of most of our services agreements.

Broadcast Rights Amortization

Broadcast rights amortization was  €5.7 million in 2002,  €4.5 million in 2001 and  €4.8 million in 2000.

Selling, General and Administrative Expenses

Selling, general and administrative expenses principally include expenses related to selling and marketing, customer care, network operation, lease and maintenance, information systems and billing costs.

We employ a large, direct sales force in each of our Spanish franchises, as well as a separate sales force with dedicated resources, for sales, product development, marketing, installation and technical and customer support for our business customers.  In addition, we operate a customer service call center with highly trained customer service agents.  To attract and retain highly qualified personnel, we offer our sales and customer service representatives a competitive compensation package.  We expect to incur significant selling and marketing costs as we continue to develop and expand our operations. In addition, we are engaged in various direct and indirect marketing activities in order to attract customers and keep our market presence.

We also incur other costs and expenses, including, e.g., costs associated with the maintenance and operations of our local networks and our backbone network, administrative overhead, fiber and office leases.  Costs of operations and maintenance of our networks and customer service costs grew in line with the increase in the size of our networks and our customer base.  We expect that these costs will continue to grow in the future.

Gross selling, general and administrative expenses (before cost capitalization) decreased 8.5%, to  €180.8 million in 2002 from  €197.6 million in 2001.  Gross selling, general and administrative expenses were  €204.0 million in 2000.  These decreases reflected tight cost management in both periods despite the continued expansion of our activities and also to a reduction in the number of employees in 2002.

As part of our cost control management, in September 2002, we reached an agreement with the Spanish authorities and its employees for a regulated reduction of the workforce of up to 400 employees by the end of 2003, affecting all of the areas and professional categories. Under this agreement, 236 employees had been made redundant by the end of 2002.  The positive impact of this cost reduction began to affect our selling, general and administrative costs in October 2002.

Restructuring and Other Related Expenses

We had no restructuring and other related expenses in 2002.  Restructuring and other related expenses were  €9.1 million in 2001 and  €0.4 million in 2000.  The 2001 expense was principally made up of restructuring expenses related to the discontinuation and downsizing of certain of our activities.

Costs Capitalized as Start-up Costs and Property and Equipment

Costs capitalized as start-up costs and property and equipment were  €28.9 million in 2002, a decrease of  €32.8 million as compared to  €61.8 million in 2001.  Costs capitalized as start-up costs and property and equipment were  €117.9 million in 2000.  This decrease in costs capitalized as start-up costs and property and equipment reflects the decreasing proportion of our planned network that remains still unbuilt, and therefore, the conclusion of the prematurity period.  As discussed under “Critical Accounting Policies” above, we have discontinued capitalization of start-up costs.

Depreciation and Amortization

Depreciation and amortization expenses were  €98.3 million in 2002, as compared to  €80.8 million in 2001 and  €33.9 million in 2000.  The increase in depreciation and amortization expense in 2002 and 2001 reflects our continuing investment in property, plant and equipment as we continue the construction of our networks.

Operating Loss

Operating losses were  €88.2 million in 2002, a decrease of  €63.6 million as compared to the  €151.8 million loss in 2001.  Operating losses were  €108.9 million in 2000.  The decrease in operating losses in 2002 reflects increased revenues which outweighed the increase in operating expenses during the period.

Amortization of Goodwill

We amortized  €13.4 million in goodwill in 2002, a decrease of  €0.4 million as compared to  €13.8 million in 2001.  We amortized  €1.8 million in goodwill in 2000.  Our increased goodwill amortization charge in 2001 was principally the result of our corporate Reorganization.

Net Financial Expense

Net Financial Expense is made up of Interest and Other Financial Income and Interest and Other Financial Expense, each discussed separately below.

Net Financial Expense is significantly affected by our valuation of the equity value certificates, which were issued in connection with our 2009 Notes and our 2011 Notes and which entitle the holder to a cash payment linked to the value of our ordinary shares but that is payable only in certain circumstances, most significantly an initial public offering of Cableuropa.  We value the EVCs at the end of each quarter and we recognize the gain or loss associated with the decrease or increase in future liability as financial income or expense, as the case may be.

Interest and Other Financial Income

Interest and other financial income was  €74.2 million in 2002, as compared to  €41.7 million in 2001 and  €14.5 million in 2000.  The increase in financial income in 2002 was mainly due to the reduction by  €51.4 million of our outstanding EVC liability reflecting the significant reduction in worldwide valuations of cable assets and the associated reduction in our estimated liability under the EVCs, which we recognized as financial income.  The 2001 increase in interest and other financial income, as compared to 2000, was primarily the result of foreign exchange gains, most of which were offset by foreign exchange losses resulting from transactions carried out in the same foreign currency and with similar maturities.

Interest and Other Financial Expense

Interest and other financial expense was  €170.9 million in 2002, as compared to  €188.6 million in 2001 and  €127.7 million in 2000.  The decrease in financial expense in 2002 mainly relates to a decrease in our total debt during the first part of 2002 as a result of  €300 million of shareholder contributions during the period. This decrease is also due to a reduction in the exchange rate differences in 2002 reflecting the devaluation of the US dollar against the euro. The increase in interest expense in 2001, as compared to 2000, reflects a full year’s interest expense on the 2010 Notes as well as interest expense on the 2011 Notes from February 2001 and interest expense on borrowings under the senior bank facility from August 2001 as well as increased exchange rate losses during the period.

As a result of our recapitalization in February 2003 (see Item 5.B. “Liquidity and Capital Resources—Our Recapitalization Process” below), our annual interest expense in connection with the Notes will be reduced by approximately  €67.8 million (excluding the effect of increased interest expense relating to the  €98.5 million GCO Loan (bearing interest at a rate of 7.5% annually) and our additional drawing under the senior bank facility of  €22.1 million).

Net Extraordinary (Expense)/Income

In 2002, we recognized net extraordinary expense of  €171.8 million.  The principal components of this expense are set forth below:

•                                          the complete depreciation of our analog set top boxes in anticipation of the introduction of digital set-top boxes resulting in an extraordinary expense of  €32.0 million,

•                                          the write-off of capitalized start-up costs as described under “Critical Accounting Policies” above resulting in an extraordinary expense of  €139.9 million,

•                                          a provision relating to our decision to discontinue our operations in Portugal as described in Item 4.B. “Information on the Company—Business Overview—Our Strategy” resulting in an extraordinary cost of  €10.9 million, and

•                                          the reduction in our provision for potential future costs under our phantom stock option plan, reflecting the reduction in worldwide valuations of cable assets and the associated reduction in the estimated liability under the phantom stock option plan, resulting in an extraordinary gain of  €16.7 million as described below under “—Liquidity and Capital Resources—Other Liabilities Accrued for at Fair Value—Share-based Compensation Plan (Phantom Stock Option Plan)”.

We recognized no significant extraordinary expenses in 2001.  In 2000, the disposal of our shareholdings in Cable i Televisió de Catalunya, S.A. generated  €41.9 million of extraordinary income which was offset by exceptional costs relating to, among others, our phantom stock option plan and our postponed initial public offering, resulting in net extraordinary expense of  €25.7 million.

Income Tax Credits

The ONO Group companies prepare individual income tax returns, because we did not constitute a tax group under Spanish tax law until January 2003. Most of the companies in the ONO Group have incurred losses since their inception. In 2001 and 2002, most of the companies in the ONO Group recognized deferred tax credits in their financial statements.  Tax credits relating to 2000 tax losses were not recorded in the ONO Group’s balance sheet until 2002, when the circumstances underlying our decision not to record those tax credits changed and we concluded that it was more likely than not that we would be able to apply them against future tax liabilities.  In 2002, we had a tax loss carry forward of approximately  €302.2 million, which under Spanish tax law can generally be carried forward for a period of up to fifteen years. As of December 31, 2002, our total accumulated tax loss carry forward was  €1,058 million.  We do not anticipate paying any income taxes for the next several years, as each of Cableuropa and our Cable MSO subsidiaries are expected to generate losses (except for the recapitalization process), and their tax loss carry forwards can be used to offset future taxable income.

Effect of Inflation

We do not believe that our business will be affected by inflation to a significantly different extent than the general economy.  However, we cannot assure you that inflation will not have a material adverse effect on our business in the future.

B.                              Liquidity and Capital Resources

We believe that, considering the effect of our recapitalization and given the following sources of funding, and subject to there being no material changes in our operations or in our operating environment, we have enough financing to fund our current planned network buildout, working capital requirements and expected operating losses, through to the time when we expect to achieve positive cash-flow.  The sources of funding that we have are:

•                                          cash on hand;

•                                          cash flow from operating activities;

•                                          borrowings under the senior bank facility;

•                                          borrowings under the State Subsidies; and

•                                          drawdowns under short term credit facilities.

It is our treasury policy to monitor and manage exposure to variable interest rate risk and foreign currency risk by managing the amount of our outstanding interest bearing debt and foreign currency liabilities.  In order to reduce such interest rate risk and foreign currency exposure, and as market conditions warrant, we and our affiliates reserve the right to enter into currency hedging transactions and purchase outstanding Notes from time to time in privately negotiated or open market transactions, by tender offer or otherwise, using funds available to us.

Sources of Liquidity and Related Risks

Long Term Financing

Senior Bank Facility

On August 8, 2001, Cableuropa, each of the Cable MSO subsidiaries and ONONet, as guarantors and borrowers, entered into an agreement with a series of international banks to provide financing of up to  €750 million (as reduced by  €50 million in 2003 as part of our recapitalization).

As at December 31, 2002 we had drawn  €270 million under the senior bank facility.  The senior bank facility maturity date is December 31, 2008.  After our recapitalization process and after funding our cash needs for the first quarter of 2003, as of March 31, 2003, our outstanding drawings under the senior bank facility amounted to  €370 million.

A series of amendments to the senior bank facility were made as part of our recapitalization process on February 13, 2003.  A full description of material terms of the senior bank facility is provided in Item 10.C. “Additional Information—Material Contracts” and the amended agreement has been filed as an exhibit to our Form 20-F.

State Subsidies

In 2001 and 2002, and as part of the Programme for the Promotion of Technology Innovation (PROFIT), we obtained subsidized loans from the Spanish Ministry of Science and Technology to finance the development of three technology innovation projects.  The state subsidies are characterized as term loans maturing in five equal annual installments starting two years after the loan drawdown.  They bear interest at 0% and the obligations thereunder are supported by bank guarantees.

As of December 31, 2002 we had been granted  €17.1 million of state subsidies, out of which  €11.1 million was undrawn.  In addition, as of December 31, 2002 a further  €1.0 million from the Spanish Industry and Technology Development Center (“CDTI”), had been notionally approved pending final documentation, which was signed on April 3, 2003.

Short term financing

VAT facility

In July 2002, we entered into a  €35 million VAT discounting facility with a group of Spanish institutions.  The terms of this facility are similar to those signed in 2000 and 2001  A complete description of material terms of the VAT facility is provided in Item 10.C. “Additional Information—Material Contracts”.

Other Short Term Credit Lines

We have a number of short term credit facilities with financial institutions in Spain, which were drawn to a total of around  €16 million at the end of 2002.  These facilities are used to help us manage our working capital requirements.  They are typically short term unsecured lines with maturities of up to one year and bear interest at a floating rate determined by reference to MIBOR or EURIBOR plus a margin.

Outstanding Financial Debt

Our outstanding financial debt as of December 31, 2002 is as follows (in euro thousands):

			Maturity
Type of debt	Average interest rate during 2002	Maximum available as at 12.31.02	2003	2004	2005	2006	2007	Subsequent years	Total debt	Accrued interest expenses

Debt with credit entities
Senior bank facility	7.05%	445,000	—	—	—	—	—	270,000	270,000	2,678
VAT facility	4.44%	35,000	21,741	—	—	—	—	—	21,741	162
“La Caixa” loan	4.17%	3,005	1,046	1,657	—	—	—	—	2,703	59
Finance Leases	5.41%	—	1,182	172	—	—	—	—	1,354	—
Short term credit lines	4.32%	28,910	16,391	—	—	—	—	—	16,391	27
Total debt with credit entities			40,360	1,829	—	—	—	270,000	312,189	2,926

Other debt	—	—
Debt related to Notes issues	—	—	—	—	—	—	—	974,009	974,009	39,060
State subsidies	—	—		689	3,414	3,414	3,414	6,146	17,077	—
Total other debt	—	—	—	689	3,414	3,414	3,414	980,155	991,086	39,060

Total short and long term debt	—	—	40,360	2,518	3,414	3,414	3,414	1,250,155	1,303,275	41,986

Our debt with credit entities is described above.  An analysis of our other debt is as follows:

Debt Related to Notes Issues

Debt related to Notes issues relates to debt entered into by the ONO Group in connection with the Notes issued by ONO Finance. ONO Finance is a special purpose financing entity with no business operations other than the issuance of debt securities and the on-lending of the proceeds of such debt offerings to the ONO Group.  ONO Finance is owned 2% by the Cableuropa and 98% by an English private limited company, ONO Finance (Holdings) Limited, and thus is not included in the consolidated financial statements of the ONO Group.

Since May 6, 1999, ONO Finance has issued five different tranches of Senior Subordinated Notes which trade on the Luxembourg Stock Exchange. Cableuropa and most of the companies in the ONO Group are obligors and guarantors under each of the indentures governing the Notes.  These guarantees are provided on a joint and several basis.

Amounts raised by ONO Finance pursuant to the Notes issues were on-lent to Cableuropa and other members of the ONO Group pursuant to loans known as the multi-borrower credit facilities, which substantially mirror the amounts and terms of the various Notes issues. For ease of understanding and because amounts owed by the ONO Group under the multi-borrower credit facilities are substantially identical to the amounts owed by ONO Finance under the Notes, references to Notes (and the ONO Group’s obligations thereunder) include obligations of the ONO Group under the multi-borrower credit facilities.

A chart showing issued and outstanding Notes as of December 31, 2002 is set forth below:

Issue date	Number of Notes	Face value per Note	Coupon p.a.	Maturity

May 6, 1999	275,000	$1,000	13%	May 1, 2009
May 6, 1999	125,000	€1,000	13%	May 1, 2009
June 30, 2000	200,000	€1,000	14%	July 15, 2010
February 9, 2001	200,000	$1,000	14%	February 15, 2011
February 9, 2001	150,000	€1,000	14%	February 15, 2011

All interest is payable semi-annually. The Notes mature 10 years after each issue, but the issuer reserved the right, at its own discretion, to repay them in advance and subject to certain conditions, commencing five years after issuance.

As described under “Our Recapitalization Process” below, in February 2003, the total aggregate principal amount of our Notes outstanding has been reduced to  €438.9 million (using the exchange rate of $1.0485 to  €1.00).  A complete description of material terms of the Notes is provided in Item 10.C. “Additional Information—Material Contracts”.

Our Recapitalization Process

Beginning in May 2002 and concluding in February 2003, GCO and Cableuropa effected the cancellation of a significant portion of the Notes while simultaneously amending the senior bank facility and entering into other significant financial transactions.  These events are collectively known as the “Recapitalization” and are described below.

Between May and October 2002, GCO, the sole shareholder of Cableuropa, purchased approximately  €155 million in principal amount of Notes issued by ONO Finance in the open market.  On November 20, 2002, GCO announced a tender offer to purchase a portion of the remaining Notes issued by ONO Finance.  The tender offer was structured according to modified Dutch auction procedures and is described in more detail in the Form 6-K filing made with the SEC on November 20, 2002.

On December 20, 2002, GCO announced the expiration of the tender offer.  The principal amount of each series of Notes tendered and accepted in the tender offer, together with those purchased in open market transactions, is set forth below:

Tendered as of December 20, 2002
(thousand)

EUR 13% Notes due 2009	79,372
USD 13% Notes due 2009	182,902
EUR 14% Notes due 2010	86,298
EUR 14% Notes due 2011	67,947
USD 14% Notes due 2011	116,486

On February 13, 2003, the majority of the Notes purchased by GCO in the tender offer and in the open market purchases were transferred to ONO Finance in exchange for a payment by Cableuropa to GCO of   €47.4 million (funded by an additional borrowing of  €22.1 million drawn under the senior bank facility and  €25.3 million in cash released from an escrow account related to the senior bank facility), the incurrence by Cableuropa of  €98.5 million in debt to GCO, known as the GCO Loan, and the cancellation of a pre-existing loan from Cableuropa.  The senior bank facility was also amended as described in Item 10.C.  “Material Contracts—The Senior Bank Facility”.  The transferred Notes were subsequently cancelled by ONO Finance in exchange for a corresponding reduction in amounts due to ONO Finance from members of the ONO Group under the multi-borrower credit facilities.  Details of the Notes cancelled (which included Notes purchased by GCO in open market transactions between May and October 2002 in addition to Notes purchased in the tender offer) are set forth below:

Notes cancelled on February 13, 2003
(thousand)

EUR 13% Notes due 2009	79,372
USD 13% Notes due 2009	182,902
EUR 14% Notes due 2010	86,298
EUR 14% Notes due 2011	37,947
USD 14% Notes due 2011	116,486

Of the Notes purchased by GCO during the course of 2002 only  €30 million in principal amount of the 2011 euro Notes were not cancelled.  These Notes will be held by GCO in order to provide GCO with an income stream with which it can service and amortize debt taken on to fund the open market purchases.

The GCO Loan is ranked subordinate to the senior bank facility but pari passu with the remaining Notes.  The loan pays cash interest at 7.5% per annum.

After cancellation of the Notes purchased in the tender and in the open market purchases, the following Notes remain outstanding:

	Original issue (thousand)	Remaining issue (thousand)

EUR 13% Notes due 2009	€125,000	€45,628
USD 13% Notes due 2009	$275,000	$92,098
EUR 14% Notes due 2010	€200,000	€113,702
EUR 14% Notes due 2011	€150,000	€112,053
USD 14% Notes due 2011	$200,000	$83,514

Interest payment savings on the Notes that were cancelled as part of the recapitalization process is expected to be approximately  €67.8 million per annum (excluding the effect of interest expense relating to the  €98.5 million GCO Loan (bearing interest at a rate of 7.5% annually) and our additional drawing under the senior bank facility of  €22.1 million).

Other Liabilities Accounted for at Fair Value

Equity Value Certificates (“EVCs”)

In connection with the issue of the 2009 Notes and the 2011 Notes, ONO Finance issued equity value certificates, or EVCs, which trade on the Luxembourg stock exchange. The EVCs entitle their holders to receive cash in an amount equal to the market value of a fixed number of shares of Cableuropa.  The percentage of Cableuropa’s share capital to which the holders of EVCs are entitled can be diluted under certain circumstances.  The final maturity of the EVCs matches the maturity of the Notes issued on the same date, though certain circumstances (such as an initial public offering of Cableuropa) may trigger a payment event prior to their maturity.

The EVCs are guaranteed by Cableuropa, which entered into a related EVC agreement with ONO Finance. Pursuant to the EVC agreements Cableuropa received the net proceeds of the EVCs in return for its commitment to pay ONO Finance an amount at least equivalent to the amount payable by the issuer to the EVC holders at maturity.

An analysis of the outstanding EVCs as of December 31, 2002 is as follows:

	Number of EVCs outstanding	Estimated liability as of December 31, 2002	Final maturity
	(Euro thousand)

EVCs USD 1999	275,000	5,926	May 31, 2009
EVCs EUR 1999	125,000	2,859	May 31, 2009
EVCs USD 2001	200,000	9,779	February 15, 2011
EVCs EUR 2001	150,000	6,898	February 15, 2011

At the time of each EVC issue and each EVC agreement, Cableuropa accounted for a liability in an amount equal to the EVC proceeds received.  The current value of the liability depends on the estimated market value of Cableuropa shares, and accordingly the book amount of these liabilities is subject to change. These changes are fully reflected in our consolidated statements of profit and loss.

As of December 31, 2002 the estimated value of the EVC liabilities was  €25.5 million, a decrease of  €51.5 million as compared to the estimated value of the EVC liabilities as at December 31, 2001 given the worldwide reduction in equity market valuations for telecommunications investments.  The decrease in the estimated liability resulted in  €51.5 million of financial income in 2002.

Share-based Compensation Plan (Phantom Stock Option Plan)

On June 17, 1999, the Board of Directors of Cableuropa approved a phantom stock option plan (the “Phantom Plan”) for certain employees and directors, which provides eligible employees and directors with the right, subject to vesting, to receive the difference between the market value (estimated by the Board of Directors) of a certain number of shares of Cableuropa and their exercise price.  The maximum period to exercise the options is 10 years.

Options granted under the Phantom Plan vest progressively in equal thirds following the effective date of grant as follows: 3.5, 4.5 and 5.5 year anniversaries.

The estimated value of the liabilities under the Phantom Plan is reflected on the consolidated balance sheet of Cableuropa as either an increase or decrease in such liabilities resulting in expense or income, as the case may be.  In 2002, the worldwide reduction in the valuation of telecommunications assets resulted in a significant reduction in liabilities under the Phantom Plan.  As a result,  €16.6 million of provisions related to the phantom plan and accounted for an extraordinary income in our consolidated statement of operations in 2002.  For more information, see Item 6.E. “Share Ownership—Phantom Stock Option Plan”. We did not record any income or expense in connection with the Phantom Plan in 2001.

C.                                    Research and Development, Patents and Licenses

As a result of the bidding process for the concession of cable franchises in Spain in 1997 and 1998, we incurred license costs that are recorded in our balance sheet as intangible assets. As of December 31, 2002, the net value of these license costs was  €10.9 million.

At the current stage of our operations, we are engaged in developing our cable broadband networks throughout our franchise areas.  Certain of these developments, together with our broadband internet platform and digital television platform, and other research and development projects including tele-medicine, tele-sales and tele-security platforms, have been granted with R&D subsidized loans from the Spanish Ministry of Science and Technology.

Research and development costs are expensed as incurred and the related capital expenditures, to the extent they are used for our operations, are included in the different property, plant and equipment item, as appropriate.

D.                                    Trend information

See Item 5.A. “Operating and Financial Review and Prospects—Operating Results” and 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources” for information on this item.

E.                                      Off-Balance Sheet Arrangements

Currency Swap

In May 2000 and July 2002 the ONO Group entered into different foreign exchange rate swap agreements to hedge part of its Notes-related dollar debt.

In May 2000 swap agreements were signed by ONONet Comunicaciones S.A.U. with Bank of America and Toronto Dominion Bank as counterparties to hedge the principal amount of the ONO Group’s  2009 dollar Notes-related debt until May 2004 (the first call date of the 2009 Notes) and all coupon payments on these Notes until that date (other than those provided for under the escrow account agreements).

In July 2002 the ONO Group entered into a swap agreement with Deutsche Bank as counterparty.  This agreement hedges 50% of the coupon payments on the 2011 dollar Notes related debt until the first call date thereunder of February 2006.

The dollar to euro exchange rates resulting from the swap agreements are as follows:

	Principal	Coupon

2009 dollar Notes	0.8920	1.1713
2011 dollar Notes	N/A	0.9538

For more information and fair value analysis, see Item 11. “Quantitative and Qualitative Disclosure about Market Risk”.

Performance Guarantees

Certain ONO Group companies have secured guarantees from Spanish credit institutions to guarantee compliance with specific commitments related to network construction, among others with the Ministry of Science and Technology, City Councils and other organizations related to the cable television and telecommunications licenses. Due to the partial conversion of cable telecommunications licenses into telecommunications service licenses, we expect a portion of these guarantees to be cancelled within the near term. As of December 31, 2002 our performance guarantees amounted to  €53.8 million, out of which  €17.5 million corresponded to bank guarantees for the repayment of the State subsidies.

F.                                      Tabular Disclosure of Contractual Obligations

The estimated contractual obligations as of December 31, 2002, are shown in the table below:

	Payments due by period (in thousands of euro)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Long-term debt obligations(1)	1,263,789	1,046	5,760	6,828	1,250,155
Lease obligations	128,275	19,352	29,845	19,498	59,580
Purchase obligations	148,943	86,332	31,642	16,899	14,070
Other long-term liabilities under Spanish GAAP	45,478	13,422	4,538	—	27,518

Total	1,586,485	120,152	71,785	43,225	1,351,323

(1)              As of February 13, 2003 euro 516.4 million of debt due in more than 5 years was cancelled. Taking this event into consideration, the total amount under Long-term debt obligations would have been euro 747.4 million and total amount of estimated contractual obligations would have been euro 1,070.1million.

The amounts in the above table are based on our estimated obligations under the full current contractual terms and conditions of the contracts. The nature of a number of these contracts is such that these obligations are subject to changes related to changes in the general terms and conditions such as the length, price and payment conditions, foreign exchange rate variations, as well as other factors which may cause the amounts in the table above to vary.

Long term debt obligations

Our long term debt obligations mainly relates to multi-borrower credit facilities entered into with ONO Finance PLC in connection with the Notes, our senior bank facility and State subsidies. See “—Liquidity and Capital Resources” above and Item 10.C. “Additional Information—Material Contracts”.

Lease obligations

Lease obligations mainly include financial leasing, leases of fiber-optic network from RENFE and Iberdrola, network and office related real estate rentals and vehicles renting.

Purchase obligations

Purchase obligations principally relate to TV programming purchase obligations, customer premise equipment purchase commitments and commitments with our network equipment and construction suppliers.

Other long term liabilities

Other long term liabilities include our EVCs related liability and commitments and contingencies as recognized in our balance sheet as of December 31, 2002. Commitments and contingencies include, among others, provisions for guarantees made to local authorities, provisions for transfer tax assessments, and a provision for discontinued operations in Portugal. See Item 18. “Financial Statements”.

New Accounting Standards

For a description of new U.S. generally accepted accounting standards affecting the ONO Group, see note 25 to our consolidated financial statements included in Item 18. “Financial Statements”.  No new Spanish generally accepted accounting standards have been issued that significantly affect the ONO Group’s financial statements.

G.                                    Safe Harbor

Forward-Looking Statements

In addition to historical information, certain statements contained herein constitute “forward-looking statements” as that term is defined under the Private Securities Litigation Reform Act of 1995.  These statements relate to our future prospects, developments and business strategies and are based on analyses of forecasts of future results and estimates of amounts not yet determinable.  These forward-looking statements are made only as of the date of this annual report, and we do not undertake to publicly update or revise these statements, whether as a result of new information, future events or otherwise, except as required by law.

These forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “should,” “positioned,” “strategy,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” and similar terms and phrases, including references to assumptions.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Group, or industry results, to be materially different from those contemplated, projected, forecasted, estimated or budgeted, whether expressed or implied, by such forward-looking statements. Such factors include the following: general economic and business conditions in Spain and financial conditions worldwide; the Group’s ability to continue to design networks, install facilities, obtain and maintain any required governmental licenses or approvals and finance construction and development, all in a timely manner at reasonable costs and on satisfactory terms and conditions, as well as assumptions about customer acceptance, churn rates, overall market penetration and competition from providers of alternative services; the impact of new business opportunities requiring significant up-front investment, and availability, terms and deployment of capital.

The risks described above and in the section entitled Item 3.D. “Key Information—Risk Factors” are not exhaustive.  We operate in a very competitive and rapidly changing environment.  New risks, uncertainties and other factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.  Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction or guarantee of actual results.

Item 6.  Directors, Senior Management and Employees

As described in the description of our Reorganization set forth in Item 4.D. “Information on the Company—Organizational Structure”, GCO is now the sole shareholder of Cableuropa and all significant decisions for the ONO Group are now taken by the GCO Board of Directors. The functions previously undertaken by the Cableuropa Board of Directors and its associated committees are now taken by the GCO Board of Directors and its associated committees, and Cableuropa’s Board of Directors takes only those actions that, as required by Spanish law, have been passed by this body and have been initially approved by the GCO Board of Directors.

A.                                    Directors and Senior Management

Our Directors and Senior Managers have had extensive experience in other telecommunications and related companies in the United Kingdom, the United States and Spain.  Cableuropa was founded by Eugenio Galdón. Mr. Galdón was instrumental in the liberalization of the Spanish telecommunications and cable television markets and has managed several media companies.  Other key members of the management team have extensive experience with other cable television and telecommunications companies in Spain and internationally.

On January 2, 2002, our shareholders contributed all of their outstanding shares of Cableuropa to GCO in exchange for the same number of shares of GCO.  Therefore, as of January 2, 2002, the sole direct shareholder of Cableuropa is GCO which in turn is beneficially owned by the former shareholders of Cableuropa.  See Item 7.A. “Shareholders and Related Party Transactions—Shareholders”.  In preparation for these events, and effective 2002, all of the Directors of Cableuropa were appointed Directors of GCO.  As a result of the foregoing, the Board of Directors of GCO has ultimate responsibility and control over the ONO Group.

Directors of GCO

The Directors of GCO  as of December 31, 2002, were as follows:

Name	Age	Title	Member of Board of Directors since	Termination

Directors:
Eugenio Galdón(1)	52	Director and President	2002	2005
Richard Alden(2)	39	Managing Director	2002	2005
Brian Ward(2)	42	Director	2002	2005
Leopoldo Calvo-Sotelo Bustelo(6)	77	Director	2002	2005
Matias Rodríguez Inciarte(4)	55	Director	2002	2005
David Brochet(2)	36	Director	2002	2005
Raimo Lindgren(6)	67	Director	2002	2005
Jack McCarthy(2)	35	Director	2002	2005
Carlos Pascual de Miguel(5)	58	Director	2002	2005
Juan Carlos Muñoz(4)	36	Director	2002	2005
José Leo Vizcaíno(3)	42	Director	2002	2005

(1)              Appointed as proposed by Grupo Multitel.

(2)              Appointed as proposed by Spaincom.

(3)              Appointed as proposed by Ferrovial.

(4)              Appointed as proposed by Banco Santander Central Hispano.

(5)              Appointed as proposed by VAL Telecomunicaciones.

(6)              Independent director.

Eugenio Galdón, is the founder of Cableuropa, and is currently an Executive Director, Chairman of the Board and President of Cableuropa. He is also Chairman of the Board and President of GCO representing Multitel. Between 1973 and 1982, Mr. Galdón occupied several senior positions in the Spanish government including Chief of Staff to the Prime Minister of Spain.  From 1983 until 1991, Mr. Galdón managed different media companies, including the radio networks COPE and the radio and television programming and broadcasting division of the PRISA Group.  Since 1992, Mr. Galdón has been President and majority shareholder of Multitel, a holding company he founded in order to invest in the media and telecommunications industry in Spain.  Mr. Galdón has represented Multitel as a Director of Cableuropa since December 1997.

Richard Alden, is an Executive Director and the Chief Executive Officer of Cableuropa since 2000. Mr. Alden is also Managing Director of GCO, appointed by Spaincom, and of most of our subsidiaries (representing Cableuropa).  From 1994 to 1998, Mr. Alden worked for Groupe Videotron, Canada’s second largest cable operator, in a number of senior finance positions at Videotron U.K. and subsequently at Groupe Videotron’s microwave-based cable and telephone business in the United States.  Mr. Alden joined Cableuropa in February 1998 as Chief Financial Officer.

Brian Ward, as appointed by GE Structured Finance, Inc., since 1982, Mr. Ward has worked for General Electric, and is a managing director of its subsidiary, GE Structured Finance, Inc.  Since 1996 he has been charged with managing telecommunications investments.  He was a director of Cableuropa from December 2001 to February 2002, when he was appointed a director of GCO.

Leopoldo Calvo-Sotelo Bustelo, became a Director of Cableuropa in November 2000. Mr. Calvo-Sotelo is also Director of Grupo Corporativo ONO. Mr. Calvo-Sotelo was President of the Spanish Government from 1981 to 1982 and a member of the European Parliament from 1983 to 1987. He held senior positions in Unión Española de Explosivos, RENFE, Banco Urquijo, Banco Central Hispano, and the Ortega y Gasset Foundation. He is also a member of the board of directors of Dragados y Construcciones and Unión Fenosa.

Matías Rodríguez Inciarte, as appointed by BSCH, was also a director of Cableuropa from December 1997 through February 2002. After serving in the Spanish cabinet as Ministro de la Presidencia, Mr. Rodríguez Inciarte joined Banco Santander in 1983 where he became Second Vice Chairman. After the merger with BCH, Mr. Rodríguez Inciarte was appointed Vice Chairman of BSCH and Executive Chairman of its Delegate Credit Committee. In addition, Mr. Rodríguez Inciarte is chairman of Santander-Met, an insurance holding group, and a member of Banesto’s board of directors.

David Brochet, as appointed by CDPQ, has been a director of GCO since March 2002. Prior to his appointment as director of GCO, Mr. Brochet had been a permanent observer in the Board of Directors of Cableuropa since February 2001. He is a member of the Quebec Engineers Association and a Chartered Financial Analyst (CFA). Mr. Brochet joined CDP Capital Communications in October 1998 and is now responsible for telecommunications investments in Europe.

Raimo Lindgren became a Director of Cableuropa in November 2000.  Mr. Lindgren was President of Ericsson de Colombia from 1979 to 1983, and was subsequently President of Teleindustria Ericsson. From 1989 to 1999, he was President of Ericsson España and Ericsson Chile. From 1994 to 1998, he was also President of the Swiss-Spanish Chamber of Commerce.

Jack McCarthy, Jr., as appointed by Bank of America, since joining BA Capital Partners in 1995, Mr. McCarthy has led successful investments across the European continent in the industrial growth, financial services, telecommunications and business services sectors.  Mr. McCarthy joined the group as a founding partner in 1995, having subsequently been with the investment banking affiliates of Bank of America and Continental Bank where from 1990 he focused on financial advisory, M&A, and capital raising mandates.  Mr. McCarthy was a permanent observer to the Board of Cableuropa from 1997 through to May 2000, at which time he joined the Board as a Director.  He was appointed a Director of GCO in February 2002.

Carlos Pascual de Miguel, as appointed by VAL Telecomunicaciones, was a director of Cableuropa from November 2000 through February 2002.  Mr. Pascual is Chairman of our subsidiaries Valencia, Valencia North, Valencia South and President of Valencia’s university board.  He was previously a Director of the Valencia Institute of Finance and is a member of the Valencia College of Notaries.

Juan Carlos Muñoz, as appointed by BSCH, has been director of GCO since January 2002. He is currently in charge of telecommunications investments in SCH’s industrial group. Before joining SCH, he headed the Infrastructure area and worked as Account Manager of Corporate Banking for international telecommunications groups. He also spent four years working in the Corporate Finance department of Central Hispanoamericano Investment Banking.

José Leo Vizcaíno, as appointed by Ferrovial has been a director of GCO since 2002.  He is also a director of Cableuropa since 1999.  After being Manager of the Real Estate and Construction Group of Arthur Andersen from 1983 to 1995, Mr. Leo joined Agroman, S.A. as Control and Development Manager, where in 1998 he became Chief Financial Officer.  Mr. Leo is now Development Manager of Grupo Ferrovial and Managing Director of Ferrovial Telecomunicaciones.

Directors of Cableuropa

The Directors of Cableuropa as of December 31, 2002 were as follows (each of these Directors is also a Director of GCO):

Name	Age	Title	Member of Board of Directors since	Termination

Directors:
Eugenio Galdón(1)	52	Director and President	1997	2003
Richard Alden(1)	39	Managing Director	2000	2003
Leopoldo Calvo-Sotelo Bustelo(2)	77	Director	2000	2005
Raimo Lindgren(2)	67	Director	2000	2005
José Leo Vizcaíno(3)	42	Director	1999	2003

(1)              Executive director.

(2)              Independent director for the purposes of the Note Indentures.

(3)              Appointed by the shareholders of GCO.

Directors’ Other Activities

The following table shows information regarding the main activities currently undertaken by GCO and Cableuropa’s directors outside the ONO Group:

Name	Main Activities outside Cableuropa

Eugenio Galdón	President of Grupo Multitel, S.A.
Brian Ward	Managing Director GE Structured Finance, Inc.
Leopoldo Calvo-Sotelo Bustelo	Member of the Board of Dragados y Construcciones and Unión Eléctrica Fenosa
Matias Rodríguez Inciarte	Vice Chairman of SCH, Chairman of Santander-Met and Member of the Board of Banesto
David Brochet	Responsible for telecommunications investments in Europe of CDP Capital Communications
Raimo Lindgren	Member of the Board of Ericsson España, S.A.
Jack McCarthy	Managing Director of Bank of America Capital Partners Europe
Carlos Pascual de Miguel	Chairman of Valencia, Valencia North and Valencia South, President of the Board of the University of Valencia and Public Notary
Juan Carlos Muñoz	Responsible for telecommunications investments in SCH’s industrial group
José Leo Vizcaino	Development Manager of Grupo Ferrovial and Managing Director of Ferrovial Telecomunicaciones

Senior Management

The following table shows information regarding senior management of the ONO Group.

Name	Age	Title	Member of Management Since

Richard Alden	39	Chief Executive Officer	1997
Michael Vorstman	38	Chief Financial Officer	1998
Philip Blanchette	54	Chief Operating Officer - Operations	2001
Silvio González	46	Chief Operating Officer - Marketing and Sales	2001

Set forth below are biographies of each of these individuals who is not a Director of GCO:

Michael Vorstman is our Chief Financial Officer. From 1988 to 1992 Mr. Vorstman held a number of senior finance positions at Lucent Technologies Spain, previously AT&T Network Systems, including Controller and Planning Manager. Between 1993 and 1995, Mr. Vorstman was deputy Finance Director for AT&T Spain.  In January 1996, Mr. Vorstman joined Unisource NV where he held several senior management positions, including Director Finance & Control for Unisource International Development.  Mr. Vorstman joined Cableuropa in July 1998 as Treasurer and was appointed Chief Financial Officer in May 2000.

Philip Blanchette is our Chief Operating Officer for Operations.  Mr. Blanchette has a wide experience in the implementation and development of broadband telecommunications businesses.  He joined ONO from NC Numericable, the second largest cable operator in France, where he was Chief Operating Officer.  Previously, Mr. Blanchette held various senior positions in telecommunications operators around the world such as Global Telesystems Group.

Silvio González is our Chief Operating Officer for Marketing and Sales.  Mr. González has spent his professional career in the media and communications world.  He has been Managing Director of Telemadrid, one of Spain’s major regional television channels and Managing Director of Multipark, a Spanish  content provider company.  He was also previously Managing Director of Radio Popular Cope, one of Spain’s most important radio stations and held various senior management positions in Canal Plus and Cadena SER.

B.                                    Compensation

The amount accrued to members of the GCO and Cableuropa Boards of Directors listed above for fees and other remuneration in 2002 totaled  €1.2 million. In addition, at December 31,

2002 the members of the Board of Directors of Cableuropa and of GCO listed above, had 2,556,479 options within the framework of the Phantom Plan.

As of December 31, 2002 Cableuropa had no outstanding loans to directors.  As described Item 7.D., Cableuropa is not an Issuer for purposes of the Sarbanes-Oxley Act and is therefore not subject to the prohibition on loans to officers and directors contained therein.

C.                                    Board Practices

There are no service contracts for any of our directors with GCO or Cableuropa or any of its subsidiaries nor benefits upon termination of employment (other than service contracts customarily provided with respect to the positions set forth above).

As part of our Reorganization, on January 2, 2002 the Remuneration and Appointments Committee and the Audit and Compliance Committee in Cableuropa were dissolved and the Board of Directors of GCO established two corresponding committees which have the same functions that those corporate bodies previously had in Cableuropa.  See Item 4.D. “Information on the Company—Organizational Structure”.

Administration Agreement

On March 30, 2002, Cableuropa signed an Administration Agreement with GCO.  Pursuant to this Administration Agreement the Board of Directors of GCO takes all necessary resolutions and decisions affecting the business and corporate matters affecting Cableuropa and its affiliates. Cableuropa’s Board of Directors also passes all legally required resolutions, including resolutions required under the Sarbanes-Oxley Act.

Remuneration and Appointments Committee

GCO’s Remuneration and Appointments Committee is comprised of five members of its Board of Directors.  Its purpose is to oversee the ONO Group’s remuneration, recruitment and human resource policies.  Decisions taken by this committee are then recommended to the Board of Directors for their approval or amendment.

The following table shows the members of GCO’s Remuneration and Appointments Committee as of December 31, 2002:

Name	Title

Jack McCarthy	President
Brian Ward	Member
Juan Carlos Muñoz	Member
Carlos Pascual de Miguel	Member
Leopoldo Calvo-Sotelo Bustelo	Member
Mariona Roger	Secretary
Eugenio Galdón	Observer
Hermenegildo Simón	Observer
Richard Alden	Observer

Audit and Compliance Committee

GCO’s audit and compliance committee is comprised of five members of its board of directors, although only four members have been currently appointed.  It meets regularly and its purpose is to oversee the ONO Group’s internal controls and audit policies, among others.  Decisions taken by this committee are then recommended to the Board of Directors of GCO for their approval or amendment.

The following table shows the members of GCO’s Audit and Compliance Committee as of December 31, 2002:

Name	Title

José Leo Vizcaíno	President
Brian Ward	Member
Raimo Lindgren	Member
Juan Carlos Muñoz	Member
Mariona Roger	Secretary
Eugenio Galdón	Observer
Hermenegildo Simón	Observer
Richard Alden	Observer

As described above, GCO is now the sole shareholder of Cableuropa and all significant decisions are now taken at the GCO level. The functions previously undertaken by the Cableuropa Audit and Compliance Committee are now undertaken by the GCO Audit and Compliance Committee. As a result, Cableuropa has no separate audit committee.

As of December 31, 2002 Cableuropa had not adopted a code of ethics for its senior management (within the meaning of the Sarbanes-Oxley Act 2002), but does have certain  internal regulations governing the behavior of management and employees, such as a purchasing ethics code.

D.                                    Employees

During the year ended December 31, 2002, we had an average of 1,665 fixed and temporary full time employees, a decrease of 131 as compared to the 2001 average.  Most of our employees are covered by the cable industry collective bargaining agreement.

In September 2002, Cableuropa reached an agreement with its employees and the Spanish authorities for a regulated reduction of the workforce of up to 400 employees by the end of 2003, affecting all of the areas and professional categories of Cableuropa.  Under this agreement, 236 employees had been made redundant by the end of 2002.

In 2000, 2001 and 2002, our average number of employees were as follows:

	Year ended December, 31,
	2000	2001	2002

Managers	54	65	59
Technical	1,501	1,628	1,366
Administrative	86	103	240
Total	1,641	1,796	1,665

E.                                      Share Ownership

Currently none of our directors and members of our administrative, supervisory or management bodies directly holds any ordinary shares of Cableuropa or GCO.

Phantom Stock Option Plan

We have an executive incentive option plan which includes the Senior Management listed in Item 6.A. above and certain other key employees of the ONO Group. The plan may be amended at any time by our Board of Directors.

The terms of the plan provide for phantom options, pursuant to which participants have been granted rights that, when exercised, will entitle them to a cash sum equivalent in value to the increase in the value of Cableuropa’s share price between the date of the grant and the date of exercise.  These phantom options may be converted to options to purchase actual shares of Cableuropa at the discretion of our Board of Directors as from the listing of Cableuropa’s shares on a stock exchange. We have allocated up to a maximum of 3% of the consolidated equity of Cableuropa to the plan.

Options granted under the terms of the plan vest over a three-year period beginning 42 months after the date of grant, and thereafter in equal annual installments. The plan has an initial life of ten years.

Options are only exercisable by eligible employees who remain our employees, unless such participant leaves under certain specified circumstances, such as death, injury, disability, redundancy and retirement. Vesting of options accelerates in the case of certain defined events such as a change of control in Cableuropa.

Item 7.  Shareholders and Related Party Transactions

A.                                    Shareholders

As of December 31, 2002, the authorized share capital of Cableuropa was  €484,662,719 consisting of 484,662,719 ordinary shares, of  €1.00 par value each. All of our ordinary shares are held by GCO, our sole shareholder.

The following table sets forth GCO’s beneficial owners as of December 31, 2002:

Name and address of Beneficial Owner	Percentage of Shares Beneficially Owned

Spanish Telecommunications Limited S.à.r.l.	49.46%
23A, rue N.S. Pierret, City of Luxembourg, Grand Duchy of Luxembourg
Banco Santander Central Hispano, S.A.	19.15%
Paseo de Pereda, 9-12, Santander, Spain
Grupo Ferrovial, S.A.	10.41%
Príncipe de Vergara, 135, 28002 Madrid, Spain
Grupo Multitel, S.A.	10.39%
Pedro Muñoz Seca 4, 28001 Madrid, Spain
VAL Telecomunicaciones, S.L.	10.59%
Pedro Muñoz Seca 4, 28001 Madrid, Spain

Total	100.00%

The following is a brief description of each of the beneficial shareholders of GCO.

Spaincom.  Spanish Telecommunications Limited S.à.r.l., known as Spaincom, was incorporated in Luxembourg in April 1997 as an investment vehicle to invest in the Spanish telecommunications market. Spaincom’s direct shareholders are Global Telecom Investments, L.L.C., a controlled subsidiary of GE Structured Finance, Inc. (formerly known as GE Capital

Services Structured Finance Group, Inc.), with 49.7%; BAEP Telecommunications Investments, L.L.C., an indirect controlled subsidiary of BAS Capital Funding Corporation (an affiliate of Bank of America), with 25.3%; and Particitel International Limited Partnership, an indirect controlled subsidiary of Capital Communications CDPQ, an affiliate of Caisse de dépôt et placement du Québec, with 25.0%.

•                                          GE Structured Finance, Inc.  is a leading equity and debt investor and provider of structured financing for companies in communications, energy, commercial and industrial and transportation industries, as well as the project and trade finance markets. GE Structured Finance, Inc.  is a  unit of GE Commercial Finance, a financial services business of General Electric Company, a diversified manufacturing, technology and services company with worldwide operations.

•                                          BAS Capital Funding Corporation is a vehicle through which Banc of America Equity Partners, the exclusive provider of direct equity and related investment capital for Bank of America Corporation, invests. Bank of America Corporation is one of the largest banks in the United States. Bank of America’s activities are concentrated in global retail banking and global wholesale banking conducted through offices in 36 countries.

•                                          Caisse de dépôt et placement du Québec is one of North America’s largest financial institutions with more than $83 billion (Can $130 billion) assets under management and Canada’s leading public investment fund, managing investments of Quebec public pension and insurance plans and other public assets. Caisse de dépôt et placement du Quebec, through its wholly-owned subsidiary CDP Capital Communications, manages a telecommunications investment portfolio of over $1.2 billion (Can $1.8 billion).

Banco Santander Central Hispano.  Banco Santander Central Hispano, S.A., is one of the largest financial institutions in Spain, offering a full range of banking services to individual and corporate customers. Banco Santander Central Hispano has contributed the shares it holds in our company, in addition to the shares it holds in other companies, to a wholly-owned Spanish vehicle, Cántabra de Inversiones, S.A.

Grupo Ferrovial.  Ferrovial Telecomunicaciones, S.A., is a subsidiary of Grupo Ferrovial S.A., an internationally diversified group whose main line of business is construction but is also active in water treatment and supply, infrastructure development, such as urban parking, highway and airport managements and real estate and urban services.

Grupo Multitel.  Grupo Multitel, S.A. is a holding company which was incorporated to provide support in the definition, launching, management and control of telecommunications and media projects in Spain. In 1992, Grupo Multitel was the first company in Spain to launch cable activities in the deregulated telecommunications market and has since acquired significant experience in the sector. The shareholders of Grupo Multitel include Eugenio Galdón, the President of Cableuropa, who holds a majority equity interest; EMTF II, an investment fund specialized in media and telecommunications investments, sponsored by Banque Nationale de Paris Group; Omega Capital, a Spanish investment company with interests in various sectors; and JP Morgan Capital Partners.

VAL.  VAL Telecomunicaciones, S.L. is a holding company owned by most of the former minority shareholders of our Cable MSO subsidiaries and Grupo Multitel, which is the largest single shareholder of VAL Telecomunicaciones, S.L. These shareholders consist primarily of regional financial institutions, regional newspapers and local businesses.

Description of GCO’s Shareholders’ Agreement

GCO’s shareholders entered into a shareholders’ agreement, dated January 2, 2002, which addresses matters relating to our corporate governance, including the election of the GCO Board of Directors, managing director and other senior managers of the ONO Group, major corporate decisions, and change of control issues.  The former Cableuropa’s Shareholders Agreement, which was substantially identical to the GCO Shareholders Agreement, was terminated when our beneficial shareholders exchanged their shares in Cableuropa for shares in GCO on January 2, 2002.

The shareholders’ agreement provides that GCO’s Board of Directors will consist of eleven directors, with four directors appointed by Spaincom (or by Spaincom’s shareholders), including the managing director, two directors appointed by Banco Santander Central Hispano, S.A., one director appointed by Multitel, one director appointed by Ferrovial, one director appointed by VAL Telecomunicaciones, S.L., and two independent directors to be nominated by the shareholders. See Item 6. “Directors, Senior Management and Employees”.

The parties to the shareholders’ agreement expressly agree that the shareholders’ agreement takes precedence, between the parties, over the bylaws.

Corporate Governance of Cableuropa

Pursuant to the Administration Agreement between GCO and Cableuropa, all resolutions with regard to the business and corporate matters of Cableuropa and its affiliates are taken at the GCO Board of Directors level.  All decisions that are not subject to a formal approval by the Board of Directors of Cableuropa are executed, as applicable, by the managing director of Cableuropa together, if appropriate, with the president. Those resolutions that have to be legally approved by the Board of Directors of Cableuropa are also adopted at this level. Pursuant to this structure, GCO, as sole shareholder of Cableuropa, appointed as members of the Board of Directors of Cableuropa two executive directors (President and Managing Director), two independent directors (Leopoldo Calvo-Sotelo and Raimo Lindgren) and a representative of all of our beneficial shareholders (José Leo Vizcaíno).

Major Corporate Decisions

The shareholders have also agreed that certain corporate decisions will require the favorable vote of more than two thirds of GCO’s share capital with voting rights, or the prior consent of at least nine of its directors.

The shareholders have agreed that the GCO Board of Directors will delegate many of its powers to the managing director. However, certain actions will require the prior approval of the Board of Directors and, in some cases, the approval of GCO’s or Cableuropa’s President, as applicable.

Change of Control

Each of GCO’s current shareholders has agreed to launch an offer to the remaining shareholders for the acquisition of the total share capital of GCO if, either directly or indirectly, it comes to acquire or control at least 50% of GCO’s shares or voting rights.

Termination

GCO’s shareholders’ agreement expires at the earlier of:

•                                          June 30, 2004;

•                                          upon a change of control as a result of a public offer for the acquisition of GCO’s total share capital.

B.                                    Related Party Transactions

Transaction with Shareholders

GCO’s shareholders’ agreement governs the relationship between GCO and its shareholders, but also have provisions affecting Cableuropa and its subsidiaries. For a detailed description of GCO’s shareholders’ agreement, see Section A, “Shareholders” above.

We pursue transactions with our beneficial shareholders and their affiliates in the ordinary course of our business. All such related party transactions are ratified in advance by the relevant Board of Directors and we believe that such transactions are based on terms at least as favorable as terms offered by unrelated parties. Examples of such transactions are set forth below:

We maintain primary bank accounts with Banco Santander Central Hispano and lease vehicles and purchase computer equipment from affiliates of Banco Santander Central Hispano, and General Electric.

We have contracted with Ferrovial, among others, for the construction and delivery of our networks. See Item 4.E. “Information on the Company—Property, Plant and Equipment”.

Bank of America International Limited is one of the arrangers of our senior bank facility and is one of the providers of the foreign currency swap entered into on May 18, 2000. See Item 11. “Quantitative and Qualitative Disclosure About Market Risks”. Affiliates of Bank of America also acted as initial purchasers in all of our note offerings. Caisse de dépôt et placement du Québec is one of the lenders under our senior bank facility.

C.                                    Interests of Experts and Counsel

Not applicable.

D.                                    Sarbanes-Oxley Act of 2002

As Cableuropa has, to the best of our knowledge, fewer than 300 U.S. security holders, it is not considered an “Issuer” for purposes of the Sarbanes-Oxley Act. Therefore, the majority of the provisions of the Sarbanes-Oxley Act do not apply to Cableuropa. However, Cableuropa is obligated under the indentures relating to its Notes to file its annual reports in accordance with the requirements of Form 20-F. Therefore, although Cableuropa is not statutorily obligated to comply with the provisions of the Sarbanes-Oxley Act, it has complied with those provisions that relate to the filing of its Form 20-F, including the disclosure of the related provisions.

Item 8.  Financial Information

A.                                    Consolidated Statements and Other Financial Information

For our financial information, please see the section entitled “Item 18—Financial Statements”.

B.                                    Significant Changes

For information on significant changes, please see the section entitled “Item 18—Financial Statements”.

Item 9.  The Offer and Listing

A.                                    Offer and Listing Details

Not applicable.

B.                                    Plan of Distribution

Not applicable.

C.                                    Markets

The Notes trade on the Luxembourg Stock Exchange and are eligible to be traded in the Private Offerings, Resales, and Trading through Automatic Linkages (“Portal”) Market.

D.                                    Selling Shareholders

Not applicable.

E.                                      Dilution

Not applicable.

F.                                      Expenses of the Issue

Not applicable.

Item 10.  Additional Information

A.                                    Share Capital

Not applicable.

B.            Memorandum and Articles of Association

We are a limited company, incorporated under the laws of Spain.

Our bylaws provide, in article 2, that our main corporate purpose consists of the provision of services through, or regarding, cable systems, whether in transmission, operator or final services.

Dividend and Liquidation Rights

Payment of interim dividends has to be approved by the general shareholders’ meeting  following a proposal by the Board of Directors.  Pursuant to Spanish corporate law, dividends may only be paid out of distributable profits or distributable reserves as long as the value of the company’s net worth is not, and as a result of such distribution would not be, less than the value of its share capital. In addition, payment of dividends is restricted under the agreements governing our debt and financial resources.

Holders of ordinary shares are not entitled to a minimum dividend.  Dividends on the ordinary shares will be paid on the terms established for any particular dividend.

In the event of a liquidation, shareholders would be entitled to receive pro rata any assets remaining after the payment of our debts, taxes and expenses of the liquidation.

General Shareholders’ Meetings

Our ordinary general shareholders’ meeting must be held at least once a year within six months of the end of each fiscal year on a date fixed by the Board of Directors.  Our sole shareholder’s decisions, that usually are taken by its Board of Directors, are regarded as decisions of our general shareholders’ meeting.

An extraordinary general shareholders’ meeting may be called from time to time by the Board of Directors at its discretion or at the request of shareholders representing at least five percent of our share capital.

Notices of all shareholders’ meetings must be published in the Commercial Registry Gazette and in, at least, one newspaper widely distributed in the province in which we are domiciled, at least 15 days prior to the meeting.  The interval between the first and second call for a shareholders’ meeting must be at least 24 hours.  Each ordinary share entitles the holder to one vote.  Nevertheless, it is not necessary to call a shareholders’ meeting when all of the shareholders representing 100% of the share capital are attending a meeting and voluntarily decide to hold a shareholders’ meeting unanimously approving the agenda (universal shareholders’ meeting). This is always the case when a company, such as Cableuropa, is a sole shareholder company.

Any ordinary share may be voted by proxy.  Proxies, which are revocable, must be in writing, may be given to shareholders, whether they be natural persons or legal entities, and are only valid for a single shareholders’ meeting.

Article 12 of our bylaws provides that the quorum necessary for the valid constitution of a shareholders’ meeting in the first call is the presence in person or by proxy of shareholders representing at least 25% of the subscribed voting share capital (no minimum percentage is required in the second call).  Nevertheless, for some major issues two thirds of the subscribed voting share capital of Cableuropa on the first call is required (60% is required, in this case, in the second call).

Resolutions taken by a general shareholders’ meeting are binding upon all shareholders.  In certain circumstances, Spanish corporate law gives dissenting or absent shareholders the right to contest resolutions.  In certain specific circumstances (such as change of corporate purpose or change to particular corporate forms), shareholders may have the right to have their ordinary shares redeemed by us at prices determined in accordance with an established formula. Logically, these rights are not applicable in the case of the sole shareholder decisions.

Under Spanish corporate law, shareholders who voluntarily aggregate their ordinary shares have the right to appoint a corresponding proportion of the members of the board of directors.  Shareholders who exercise this right may not vote on the appointment of other directors.  None of our directors as of the date of this offering memorandum have been appointed by these means.

Information Rights

Under Spanish corporate law, holders of ordinary shares are entitled to receive certain information, including information relating to:

•                                          an amendment of the company’s bylaws;

•                                          an increase or reduction in our share capital;

•                                          the approval of annual financial statements;

•                                          an issue of debt securities;

•                                          a transformation, merger or spin-off; and

•                                          winding-up and liquidation and other major corporate actions.

Restrictions on Foreign Investment

Foreign investors may freely invest in shares of Spanish companies.  Foreign investments in shares must be reported to the Spanish Registry of Foreign investments after the transaction has taken place and must be reported both prior and subsequent to the investment, if the investor is a resident of a tax haven (as defined under Spanish law).  No prior notification is required, however, if (i) the investments consist of the acquisition of transferable securities, either issued or offered publicly or traded on a secondary market; or (ii) the shareholding is less than 50% of the share capital of the Spanish company.

Regulations in addition to those described above apply to investments in certain specific sectors, including air transport, radio, television and telecommunications.

Exchange Control Regulation

Receipts, payments or transfers between non-residents and residents of Spain must be made through registered entities such as banks and other financial institutions duly registered with the Bank of Spain and the Spanish securities market commission or through bank accounts opened with foreign banks or foreign branches of such registered entities, or in cash or by check payable to bearer.  All receipts, payments or transfers which exceed €6,000 if made in cash or by check payable to bearer, must be reported to the Spanish exchange control authorities.  All receipts, payments or transfers which exceed  €12,500, if made through a registered entity, must also be reported to the Spanish exchange control authorities.

Except as stated above, official consent is not required under Spanish law or regulations for any foreign investment in ordinary shares.

Pre-emption Rights and Increase of Share Capital

Pre-emption Rights

Pursuant to Spanish corporate law, shareholders and holders of convertible bonds have pre-emption rights to subscribe for any new ordinary shares issued by us and for bonds convertible into ordinary shares.  However, a resolution passed at a general shareholders’ meeting may waive such pre-emption rights.  Our bylaws provide that the general shareholders’ meeting may, upon passing a resolution approving a capital increase or an issue of fixed income convertible securities, agree to waive totally or partially the pre-emption rights attributable to shareholders and holders of convertible bonds.  Pre-emption rights may be waived under special circumstances if preceded by a shareholders’ resolution in accordance with Article 159 of Spanish Corporations Act.

Furthermore, pre-emption rights will not be available in the event of an increase in capital to meet the requirements of a convertible bond issue or a merger in which ordinary shares are issued as consideration.  Pre-emption rights are transferable, and may be of value to existing shareholders because new ordinary shares may be offered for subscription at prices lower than prevailing market prices.  The issue of ordinary shares upon exercise of pre-emption rights to persons resident outside of Spain may be restricted by the securities laws of the jurisdictions in which such persons are resident or where the ordinary shares are delivered.

Increase in Capital

The general shareholders’ meeting may delegate to the board of directors the power to increase our share capital, on one or more occasions, up to a specified maximum without the need for previous consultation with the general shareholders’ meeting.  A delegation of this kind is subject to the following limitations under Spanish corporate law;

•                                          the aggregate increases approved by the board may not exceed half of the share capital in issue at the time the power is delegated by the general shareholders’ meeting;

•                                          the shares must be fully paid up in cash at the time of issue; and

•                                          any such increases must be approved by the board within five years from the date of delegation by the general shareholders’ meetings.

The general shareholders’ meeting may also authorize the board of directors to issue any debt securities, to execute a resolution previously adopted by the general shareholders’ meeting to issue any debt securities or to execute a resolution previously approved in its basic terms by a general shareholders’ meeting to convert convertible securities into ordinary shares. Additionally, the general shareholders’ meeting may delegate other powers to the board of directors, such as the power to modify the face value of the ordinary shares.

Under Spanish corporate law, the general shareholders’ meeting may also delegate to the board of directors of a company the power to set the date within a specified term for the execution of a resolution previously passed by the general shareholders’ meeting to increase or decrease the company’s share capital.

C.                                    Material Contracts

Set forth below is a description of the principal contracts and instruments out of the ONO Group’s ordinary course of business to which Cableuropa is a party.

In addition, in the ordinary course of our business, we are party to a number of agreements with, among others, construction, equipment and programming suppliers.

The Senior Bank Facility

On August 8, 2001, Cableuropa and each of its Cable MSO subsidiaries and ONONet, as guarantors and borrowers, entered into an agreement with Banc of America Securities Limited, Barclays Capital, BNP Paribas Sucursal en Espana, S.A., CIBC World Markets plc, Crédit Lyonnais S.A., Deutsche Bank AG London, Fortis Bank S.A./N.V., Salomon Brothers International Limited, Scotiabank Europe plc, TD Bank Europe Limited, The Governor and Company of the Bank of Scotland and the Royal Bank of Scotland plc as arrangers of a senior bank facility to provide financing of up to  €800 million for network construction, capital expenditure and working capital requirements of Cableuropa and these subsidiaries.  This facility was amended on February 13, 2003, (which, among other things: reduced the total amount available to  €750 million; acknowledged the approval by the arrangers of a new agreed business plan; reduced the maximum amounts available under the senior bank facility during 2003; amended certain financial covenants; and imposed a new covenant on capital expenditure) and the description that follows is of the amended facility.

Under the senior bank facility agreement, the borrowers must fulfill a number of conditions to borrowing availability, including certain representations and warranties, one of which is the absence of material adverse changes in the business condition or operating results of any member of our group.  No assurance can be given that such conditions to borrowing will be fulfilled or that funds under each facility agreement will be made available to us.  As of March 31, 2003, we had a drawn balance of  €370 million under the facility.

The Facilities

In general terms, the facilities are intended to finance the construction, capital expenditure and working capital needs of the borrowers’ telecommunications business in accordance with the agreed business plan.  There are five separate tranches to the facility:

•                                          Facility A is a revolving credit facility in an aggregate of  €125 million which may only be used for the payment of invoices issued by Alcatel pursuant to a telecommunications equipment supply agreement;

•                                          Facility B is a revolving credit facility in an aggregate amount of  €255 million which can be used for general corporate purposes;

•                                          Facility C is a term loan facility in an aggregate amount of  €45 million which can be used for general corporate purposes;

•                                          Facility D is a term loan facility in an aggregate amount of  €655 million which can be used for general corporate purposes; and

•                                          Facility E is a revolving credit facility in an aggregate amount of  €50 million which can be used for general corporate purposes.

Amounts outstanding at any time under Facility A, B, C and D may not exceed  €700 million and the total amount outstanding under the facilities may not exceed  €750 million.

Maturity/Availability

•                                          Facilities A and B mature on August 8, 2004, and are available until one month before this date.

•                                          Facility C matures on December 31, 2008.

•                                          Facility D matures on December 31, 2008, and is available until August 8, 2005.

•                                          Facility E matures on December 31, 2008, and is available until one month before this date.

Interest/Fees.  The senior bank facility bears interest at a floating rate determined by reference to EURIBOR plus a margin.  The margin on Facility C is 4.50 per cent per year.  The margin on the other facilities was 3.50 per cent per year until the obligors achieved positive EBITDA for two consecutive calendar quarters.  After that time, the margin is between 1.00 per cent and 3.25 per cent per year depending on the ratio of group total indebtedness to consolidated annualized EBITDA.  The interest rate is subject to increase to compensate lenders for any additional cost of compliance with the requirements of the Bank of England, the Financial Services Authority or the European Central Bank.

The senior bank facility includes arrangement and underwriting fees, paid to the arrangers and underwriters, a commitment fee, payable quarterly in arrears on the undrawn amount of the senior bank facility, facility agent and security agent fees.

Repayment.  Any advances under Facility A, Facility B and Facility E must be repaid in full on the last day of the relevant interest period.  Any advances under Facility C must be repaid in full on December 31, 2008.  Advances under Facility D must be repaid in accordance with an agreed repayment schedule as set out below:

Date	Percentage of Facility D to be repaid	Cumulative Percentage to be repaid

December 31, 2005	3.33	3.33
June 30, 2006	10.00	13.33
December 31, 2006	13.33	26.66
June 30, 2007	20.00	46.66
December 31, 2007	26.66	73.32
June 30, 2008	20.00	93.32
December 31, 2008	6.68	100.00

Security Interests.  As security for the senior bank facility, the lenders thereunder have been granted a first-ranking security interest in:

•                                          Cableuropa’s own shares, Cableuropa’s shares in the Cable MSO subsidiaries and ONONet; and

•                                          material assets of Cableuropa and the Cable MSO subsidiaries and ONONet to the extent that this can be granted, including material contracts, intra-group loans, bank accounts, insurance policies, and intellectual property.

The granting of these security interests is a condition precedent for availability.  The senior bank facility requires that any future assets that are material to each cable telecommunications network or other telecommunications business or any assets with an individual replacement value above  €5 million are secured in favor of the secured creditors.

Guarantees.  Cableuropa and each of the Cable MSO subsidiaries, as well as ONONet, have jointly and severally guaranteed all amounts owed under the senior bank facility on a senior basis.

Other.  The senior bank facility also contains other terms, including terms providing for:

•                                          voluntary prepayment (subject to broken funding costs and a prepayment premium for prepayment of Facility C);

•                                          mandatory prepayment in certain circumstances, including the receipt of amounts exceeding  €10 million from certain material documents in any year, receipt of proceeds from the sale of certain assets exceeding  €15 million in any one year, receipt of proceeds exceeding  €400 million from certain equity issuances or subordinated debt incurrences or there being excess cash flow as calculated in accordance with the senior credit facility;

•                                          financial and performance covenants, including minimum EBITDA, minimum rollout, minimum revenue, maximum total group senior debt to total capitalization, maximum total capital expenditure, maximum total group senior debt to consolidated annualized EBITDA, maximum group total indebtedness to consolidated annualized EBITDA, minimum EBITDA to senior interest expense and minimum EBITDA to total interest expense;

•                                          covenants which, among other things, limit the incurrence of additional indebtedness, assets sales, sale and leaseback arrangements, acquisitions, the making of loans and guarantees, prepayment of other indebtedness, investments, dividends, future capital expenditure and the entry into material contracts;

•                                          covenants which, among other things, require the obligors to maintain their existence, comply with laws and regulations and maintain insurances; and

•                                          events of default in certain circumstances.

In addition, as part of the Recapitalization, the senior bank facility was amended to permit Cableuropa to enter into the GCO Loan and borrow  €98.5 million from GCO and to permit Cableuropa to borrow an additional  €22.1 million under the facility, in each case, in order to finance the acquisition of Notes from GCO (which were immediately cancelled).

The Value Added Tax (VAT) Discounting Facilities

In July 2002, we entered into a  €35 million VAT discounting facility with a group of Spanish institutions led by Unicaja, the principal savings bank in Andalucía. VAT refunds in Spain are generally received six months or more after the end of the year for which the VAT refund is due. These facilities are secured by a pledge over the VAT receivable from the Spanish tax authorities and over the account to which the VAT refunds are to be credited and will allow us access to the VAT refund at an earlier time. Borrowings under the VAT discounting facilities are limited to the extent of the minimum of 95% of our receivables from the Spanish government or  €35 million.  The facilities are paid off at the earlier of (i) the receipt of the VAT refund, or (ii) in December in the year after which the facilities were granted.

2009 Notes

ONO Finance completed an offering of high yield Notes in May 1999. It issued 275,000 dollar and 125,000 euro denominated units. Each dollar unit consisted of one $1,000 principal amount 13% note due 2009 (a “2009 dollar note”) and one dollar equity value certificate which evidence the right to receive the cash value of 21.54737877 shares of Cableuropa in dollars, considering  €1.00 par value shares, subject to adjustment in certain circumstances. Each euro unit consisted of one  €1,000 principal amount 13% note due 2009 (a “2009 euro note”) and one euro equity value certificate which evidence the right to receive the cash value of 22.87469851 shares of Cableuropa in euro, considering  €1.00 par value shares, subject to adjustment in certain circumstances.  The 2009 Notes were guaranteed on a senior subordinated basis by Cableuropa and our subsidiaries at that time.  In May 2000, ONO Finance obtained the consent of holders of the 2009 Notes to certain proposed amendments to the indentures governing the 2009 Notes to provide that, among other things, ONONet and its respective subsidiaries are not required to guarantee the 2009 Notes. The units were sold to Salomon Smith Barney Inc., Salomon Brothers International Limited, BT Alex. Brown Incorporated, BT Alex. Brown International, a division of Bankers Trust International plc, Santander Investment Limited, NationsBanc Montgomery Securities LLC and Bank of America International Limited, as initial purchasers. ONO Finance received net proceeds of approximately  €251 million from the offering, after giving effect to the escrow account provisions of the indentures, explained below.

In October 1999, ONO Finance conducted a public exchange offer pursuant to which it offered to exchange all the Notes issued in the high yield Notes offering for substantially identical Notes registered under the Securities Act that are not subject to transfer restrictions. As a result of the consummation of the exchange offer, Cableuropa and its subsidiaries became subject to the information reporting requirements of the Exchange Act.  Interest on the 2009 Notes is paid semi-annually on May 1 and November 1 of each year.  In connection with the high yield offering, Cableuropa purchased, pledged and placed in escrow U.S. and European government securities in an amount sufficient to fund the first five interest payments on the 2009 Notes, through the interest payment date on November 1, 2001.  The 2009 Notes are redeemable, at ONO Finance option, in whole or in part, at any time on or after May 1, 2004, at 106.5% of their principal amount, plus accrued interest, declining to 100% of their principal amount, plus accrued interest, on or after May 1, 2007. At ONO Finance’s option, prior to May

1, 2002, it may also redeem up to 35% of the principal amount of the 2009 Notes upon the sale of and with the net proceeds from an equity offering. These 2009 Notes are senior unsecured obligations of ONO Finance and will rank junior to all of its future secured indebtedness and equally with all of its future senior unsecured indebtedness and senior to any future subordinated indebtedness. The guarantees of the Notes given by Cableuropa and its subsidiaries, other than ONONet and its respective subsidiaries, are senior subordinated obligations and will rank junior to all of their existing and future senior indebtedness and equally with all of their future senior subordinated indebtedness.

The indentures governing the 2009 Notes contain covenants applicable to Cableuropa and certain of its subsidiaries, limitations and requirements with respect to indebtedness, restricted payments, dividends and other payments affecting restricted subsidiaries, the issuance and sale of capital stock of restricted subsidiaries, transactions with stockholders and affiliates, liens, asset sales, issuances of guarantees of indebtedness of restricted subsidiaries, sale-leaseback transactions, consolidations and mergers and provision of financial statements and reports. The indentures also require us to commence and consummate an offer to purchase the 2009 Notes for 101% of their aggregate principal amount, together with any additional amounts and any accrued and unpaid interest owed on the existing Notes to the date of purchase, upon events constituting or which may constitute a change of control of Cableuropa.

The indentures also provide for events of default which, if any of them occur, would permit or require the principal of, premium, if any, interest and other monetary obligations on, the 2009 Notes to become or to be declared to be immediately due and payable. Holders of the 2009 Notes may under certain circumstances be entitled to receive additional payments in respect of taxes and similar charges in respect of payments on the 2009 Notes. The indentures governing the 2009 Notes are subject to, and governed by, the Trust Indenture Act of 1939, as amended.

Commencing on May 17, 2002 and ending on October 3, 2002, GCO purchased $47.3 million in principal amount of the 2009 dollar Notes and  €24 million in principal amount of the 2009 euro Notes in open market purchases. On December 20, 2002, GCO concluded a tender offer in which it purchased $135.6 million in principal amount of the 2009 dollar Notes and  €55.4 million in principal amount of the 2009 euro Notes. On February 13, 2003, in connection with the amendments to Cableuropa’s senior bank facility as described above under “The Senior Bank Facility” and the corresponding reduction in Cableuropa’s and the Cable MSO subsidiaries’ obligations to ONO Finance under the Multi-Borrower Credit Facilities, ONO Finance cancelled $182.9 million in principal amount of the 2009 dollar Notes and  €79.4 million in principal amount of the 2009 euro Notes.  For more information, see Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

2010 Notes

ONO Finance completed an offering of high yield Notes in June 2000. ONO Finance issued  €200,000,000 14% Notes due 2010.  The 2010 Notes were guaranteed on a subordinated basis by Cableuropa and its subsidiaries other than ONONet, at that time.  The 2010 Notes were sold to Salomon Brothers International Limited, Goldman Sachs International, Merrill Lynch International, Bank of America International Limited, Barclays Bank PLC and TD Securities (USA) Inc. as initial purchasers.  ONO Finance received net proceeds of approximately  €140 million from the offering, after giving effect to the escrow account provisions of the indentures, explained below.

In November 2000 ONO Finance consummated a public exchange offer pursuant to which it offered to exchange all the Notes issued in the high yield Notes offering for substantially identical Notes registered under the Securities Act that are not subject to transfer restrictions. As a result of the consummation of the exchange offer, Cableuropa and its subsidiaries became subject to the information reporting requirements of the Exchange Act.  Interest on the 2010 Notes is paid semi-annually on January 15 and July 15 of each year.  In connection with the high yield offering, Cableuropa and its subsidiaries purchased, pledged and placed in escrow U.S. and European government securities in an amount sufficient to fund the first four interest payments on the 2010 Notes, through the interest payment date on July 15, 2002.  The 2010 Notes are redeemable, at ONO Finance’s option, in whole or in part, at any time on or after July 15, 2005, at 107% of their principal amount, plus accrued interest, declining to 100% of their principal amount, plus accrued interest, on or after July 15, 2009.  At ONO Finance’s option, prior to July 15, 2003, it may also redeem up to 35% of the principal amount of the 2010 Notes upon the sale of and with the net proceeds from an equity offering.  These 2010 Notes are senior unsecured obligations of ONO Finance and will rank junior to all of its future secured indebtedness and equally with all of its future senior unsecured indebtedness and senior to any future subordinated indebtedness.  The guarantees of the Notes given by Cableuropa and its subsidiaries, other than ONONet and its respective subsidiaries, are senior subordinated obligations and will rank junior to all of their existing and future senior indebtedness and equally with all of their future senior subordinated indebtedness.

The indenture governing the 2010 Notes contains covenants applicable to Cableuropa and certain of its subsidiaries, limitations and requirements with respect to indebtedness, restricted payments, dividends and other payments affecting restricted subsidiaries, the issuance and sale of capital stock of restricted subsidiaries, transactions with stockholders and affiliates, liens, asset sales, issuances of guarantees of indebtedness of restricted subsidiaries, sale-leaseback transactions, consolidations and mergers and provision of financial statements and reports. The indenture also requires us to commence and consummate an offer to purchase the existing Notes for 101% of their aggregate principal amount, together with any additional amounts and any accrued and unpaid interest owed on the existing Notes to the date of purchase, upon events constituting or which may constitute a change of control of Cableuropa. These covenants are subject to important exceptions and qualifications, which are further described in the indenture.

The indenture also provides for events of default which, if any of them occur, would permit or require the principal of, premium, if any, interest and other monetary obligations on the existing Notes to become or to be declared to be immediately due and payable. Holders of the 2010 Notes may under certain circumstances be entitled to receive additional payments in respect of taxes and similar charges in respect of payments on the 2010 Notes. The indenture governing the 2010 Notes is subject to, and governed by, the Trust Indenture Act of 1939, as amended.

Commencing on May 17, 2002 and ending on October 3, 2002, GCO purchased  €20 million in principal amount of the 2010 Notes in open market purchases. On December 20, 2002, concluded a tender offer in which it purchased  €66.3 million in principal amount of the

2010 Notes. On February 13, 2003, in connection with the amendments to Cableuropa’s senior bank facility as described above under “The Senior Bank Facility” and the corresponding reduction in Cableuropa’s and the Cable MSO subsidiaries’ obligations to ONO Finance under the Multi-Borrower Credit Facilities, ONO Finance cancelled  €86.3 million in principal amount of the 2010 Notes.  For more information, see Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

2011 Notes

ONO Finance completed an offering of high yield Notes in February 2001. It issued 200,000 dollar and 150,000 euro denominated units.  Each dollar unit consisted of one U.S.$1,000 principal amount 14% note due 2011 (a “2011 dollar note”) and one dollar equity value certificate which evidences the right to receive the cash value of 48.89512850 shares of Cableuropa in dollars, considering  €1.00 par value shares, subject to adjustment in certain circumstances.  Each euro unit consisted of one  €1,000 principal amount 14% note due 2011  (a “2011 euro note”) and one euro equity value certificate which evidences the right to receive the cash value of 45.98831311 shares of Cableuropa in euro, considering  €1.00 par value shares, subject to adjustment in certain circumstances. The 2011 Notes were guaranteed on a senior subordinated basis by Cableuropa and our subsidiaries, other than ONONet, at that time. The units were sold to Salomon Brothers International Limited, Merrill Lynch International, Banc of America Securities LLC, Barclays Bank PLC, BNP Paribas Securities Corp., Deutsche Bank AG London, Fortis Bank s.a./n.v., Scotia Capital (USA) Inc., TD Securities (USA) Inc. and The Royal Bank of Scotland PLC, as initial purchasers. ONO Finance received net proceeds of approximately  €355 million from the offering.

In June 2001, ONO Finance consummated a public exchange offer pursuant to which it offered to exchange all the Notes issued in the high yield Notes offering for substantially identical Notes registered under the Securities Act that are not subject to transfer restrictions. As a result of the consummation of the exchange offer, Cableuropa and its subsidiaries became subject to the information reporting requirements of the Exchange Act.  Interest on the 2011 Notes is paid semi-annually on February 15 and August 15 of each year.  The 2011 Notes are redeemable, at ONO Finance’s option, in whole or in part, at any time on or after February 15, 2006, at 107% of their principal amount, plus accrued interest, declining to 100% of their principal amount, plus accrued interest, on or after February 15, 2009.  At ONO Finance’s option, prior to February 15, 2004, it may also redeem up to 35% of the principal amount of the 2011 Notes upon the sale of and with the net proceeds from an equity offering. These 2011 Notes are senior unsecured obligations of ONO Finance and will rank junior to all of its future secured indebtedness and equally with all of its future senior unsecured indebtedness and senior to any future subordinated indebtedness. The guarantees of the Notes given by Cableuropa and its subsidiaries, other than ONONet and its respective subsidiaries, are senior subordinated obligations and will rank junior to all of their existing and future senior indebtedness and equally with all of their future senior subordinated indebtedness.

The indentures governing the 2011 Notes contain covenants applicable to Cableuropa and certain of its subsidiaries, limitations and requirements with respect to indebtedness, restricted payments, dividends and other payments affecting restricted subsidiaries, the issuance and sale of capital stock of restricted subsidiaries, transactions with stockholders and affiliates, liens, asset sales, issuances of guarantees of indebtedness of restricted subsidiaries, sale-leaseback transactions, consolidations and mergers and provision of financial statements and reports. The indentures also require us to commence and consummate an offer to purchase the 2011 Notes for 101% of their aggregate principal amount, together with any additional amounts and any accrued and unpaid interest owed on the existing Notes to the date of purchase, upon events constituting or which may constitute a change of control of Cableuropa.

The indentures also provide for events of default which, if any of them occur, would permit or require the principal of, premium, if any, interest and other monetary obligations on the 2011 Notes to become or to be declared to be immediately due and payable. Holders of the 2011 Notes may under certain circumstances be entitled to receive additional payments in respect of taxes and similar charges in respect of payments on the 2011 Notes. The indentures governing the 2011 Notes are subject to, and governed by, the Trust Indenture Act of 1939, as amended.

Commencing on May 17, 2002 and ending on October 3, 2002, GCO purchased $39.9 million in principal amount of the 2011 dollar Notes and  €24.1 million in principal amount of the 2011 euro Notes in open market purchases. On December 20, 2002, GCO concluded a tender offer in which it purchased $76.6 million in principal amount of the 2011 dollar Notes and  €43.8 million in principal amount of the 2011 euro Notes. On February 13, 2003, in connection with the amendments to Cableuropa’s senior bank facility as described above under “The Senior Bank Facility” and the corresponding reduction in Cableuropa’s and the Cable MSO subsidiaries’ obligations to ONO Finance under the Multi-Borrower Credit Facilities, ONO Finance cancelled $116.5 million in principal amount of the 2011 dollar Notes and  €37.9 million in principal amount of the 2011 euro Notes.  For more information, see Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

GCO Loan

In connection with the Recapitalization, Cableuropa borrowed  €98.5 million from GCO pursuant to the GCO Loan in order to partially fund its purchase of Notes intended for cancellation. The GCO Loan, dated February 13 2003, matures on March 1, 2011 and carries an interest rate of 7.5% per annum, payable annually. The GCO Loan is subordinated to Cableuropa’s obligations under the senior bank facility and is pari passu with its obligations with respect to the Notes.

D.                                    Exchange Controls

There are no foreign exchange controls currently in force that restrict the import or export of capital or that affect the remittance of interest or other payments to holders of Notes who are non-residents of Spain.

There are no limitations relating to non-residents of Spain on the right to be a holder of, or to vote in respect of the Notes under Spanish law currently in force or in Cableuropa’s memorandum or articles of association.

E.                                      Taxation

The summaries set out below describe certain material U.S. tax consequences of the acquisition, ownership and disposition of the units, Notes and equity value certificates by a U.S. holder, as defined below, and certain material U.K. and Spanish tax consequences of the acquisition, ownership and disposition of the Notes. The statements regarding U.S., U.K. and Spanish tax laws and practices set forth below, including the statements regarding the U.S./U.K. double taxation convention relating to income and capital gains assume that the units, Notes and equity value certificates will be issued, and transfers thereof will be made, in accordance with the applicable indenture, the applicable note depositary agreement and the applicable equity value certificate agreement.

For purposes of the U.S. Internal Revenue Code of 1986, as amended to the date hereof, which we refer to as the Code, U.S. holders of book-entry interests will be treated as owners of the Notes underlying such book-entry interests and, except as noted below, the tax consequences of owning book-entry interests will be the same as those applicable to ownership of Notes. However for U.K. tax purposes the tax consequences of owning book-entry interests will not in all cases be the same as those applicable to ownership of the Notes and it should not be assumed that the U.K. tax consequences of ownership of the Notes set out below will apply equally to ownership of book-entry interests.

Proposed EU Savings Directive

On January 21, 2003, the European Union Council of Economic and Finance Ministers agreed to adopt a new directive regarding the taxation of savings income. It is proposed that each Member State will be required to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to an individual resident in that other Member State; however, Austria, Belgium and Luxembourg will instead apply a withholding system for a transitional period in relation to such payments. The proposed directive may be subject to further amendment and/or clarification.

United Kingdom Taxation

The following summary describes certain U.K. tax consequences of the ownership of the Notes as of the date hereof but does not purport to be comprehensive and should be treated with appropriate caution. It relates only to the position of the persons who are the absolute beneficial owners of their Notes, and may not apply to special situations, such as those of dealers in securities. Furthermore, the discussion below is based upon the provisions of the U.K. tax laws and U.K. Inland Revenue practice as of the date hereof, and such provisions may be repealed, revoked or modified (possibly with retrospective effect) so as to result in U.K. tax consequences different from those discussed below. Persons considering the purchase, ownership or disposition of Notes should consult their tax advisers concerning U.K. tax consequences in the light of their particular situations as well as any consequences arising under the law of any other relevant tax jurisdiction. No representations with respect to the tax consequences to any particular holder of Notes are made hereby.

Withholding Tax on Interest on the Notes

The Notes will be “quoted Eurobonds” provided they are and continue to be listed on a “recognized stock exchange” within the meaning of section 841 of the Income and Corporation Taxes Act 1988 (the Luxembourg Stock Exchange is currently so recognized).  Accordingly, if the Notes are and continue to be quoted Eurobonds, payments of interest on the Notes may be made without withholding for or on account of U.K. income tax.

In other cases, an amount on account of U.K. income tax at the lower rate (currently 20%) may be withheld from interest payments, subject to such relief as may be available under the provisions of any applicable double taxation treaty.

Withholding Tax on Payments by Note Guarantors

If any of the Note guarantors makes any payments in respect of interest on Notes (or other amounts due under such Notes other than the repayment of amounts subscribed for the Notes) such payments may be subject to U.K. withholding tax at the basic rate (currently 22%), subject to such relief as may be available under the provisions of any applicable double taxation treaty. Such payments by Note guarantors may not be eligible for the “quoted Eurobond” exemption (described above).

Provision of Information

Noteholders should note that where any interest on Notes is paid to them (or to any person acting on their behalf) by the issuer or any person in the United Kingdom acting on behalf of the issuer (a “paying agent”), or is received by any person in the United Kingdom acting on behalf of the relevant noteholder (other than solely by clearing or arranging the clearing of a check) (a “collecting agent”), then the issuer, the paying agent or the collecting agent (as the case may be) may, in certain cases, be required to supply to the United Kingdom Inland Revenue details of the payment and certain details relating to the noteholder (including the noteholder’s name and address). These provisions will apply whether or not the interest has been paid subject to withholding or deduction for or on account of United Kingdom income tax and whether or not the noteholder is resident in the United Kingdom for United Kingdom taxation purposes.  Where the noteholder is not so resident, the details provided to the United Kingdom Inland Revenue may, in certain cases, be passed by the United Kingdom Inland Revenue to the tax authorities of the jurisdiction in which the noteholder is resident for taxation purposes.

For the above purposes, “interest” should be taken, for practical purposes, as including payments made by a guarantor in respect of interest on Notes.

The provisions referred to above may also apply, in certain circumstances, to payments made on redemption of any Notes where the amount payable on redemption is greater than the issue price of the Notes.

Other Rules Relating to U.K. Withholding Tax on the Notes

Where Notes are to be, or may fall to be, redeemed at a premium, as opposed to being issued at a discount, then any such element of premium may constitute a payment of interest. Payments of interest are subject to U.K. withholding tax and reporting requirements as outlined above.

Where interest has been paid under deduction of United Kingdom income tax, holders who are not resident in the U.K. may be able to recover all or part of the tax deducted if there is an appropriate provision in any applicable double taxation treaty.

The above description of the U.K. withholding tax position assumes that there will be no substitution of the issuer and does not consider the tax consequences of any such substitution.

The references to “interest” above mean “interest” as understood in U.K. tax law. The statements above do not take any account of any different definitions of “interest” or “principal” which may prevail under any other law or which may be created by the terms and conditions of the Notes or any related documentation.

Taxation by Direct Assessment of Noteholders

Notwithstanding that interest is received subject to deduction of income tax, noteholders who are resident in the U.K. for tax purposes or holders who are non-resident and carrying on a trade, profession or vocation in the U.K. through a branch or agency, may be liable to pay further tax on the interest received. Certain holders may be entitled to a refund of all or part of the tax deducted depending on their individual circumstances.

Where the interest is paid without withholding or deduction, the interest will not be assessed to U.K. tax in the hands of holders of the Notes who are not resident in the U.K., except where such persons are carrying on a trade, profession or vocation in the U.K. through a branch or agency in connection with which the interest is received or to which the Notes are attributable. In such a case (subject to exemptions for interest received by certain categories of agent) tax may be levied on the U.K. branch or agency.

Ownership and Disposal (including Redemption) of the Notes by U.K. Corporation Tax Payers

In general holders which are within the charge to U.K. corporation tax will be charged to tax on all returns and fluctuations in value of the Notes broadly in accordance with their statutory accounting treatment so long as the accounting treatment is in accordance with a mark-to-market basis or an accruals basis which is authorized for tax purposes. Such holders will generally be charged to tax as income in each accounting period by reference to interest (and discount) accrued in that period and to any profit or gain (or entitled to relief for any loss) which, in accordance with such holders’ authorized accounting method, is applicable to that period.

Ownership and Disposal (including Redemption) of the Notes by other U.K. Tax Payers

A transfer of a Note by an individual noteholder who is resident or ordinarily resident for tax purposes in the United Kingdom, or who carries on a trade in the United Kingdom through a branch or agency to which the Note is attributable, may give rise to a charge to tax on income, under rules known as the “accrued income scheme”, in respect of an amount representing interest on the Note which has accrued from the last interest payment to the time of transfer.

An individual noteholder who is resident or ordinarily resident in the United Kingdom, or who carries on a trade, profession or vocation in the United Kingdom through a branch or agency to which the Note is attributable, may be subject to United Kingdom taxation on disposal or redemption of a Note. However, in calculating any chargeable gain (or allowable loss) on the transfer of a Note, the consideration for disposal of the Note will be reduced by any amount on which the noteholder is chargeable to income tax on the transfer under the accrued income scheme as described in the preceding paragraph.

Stamp Duty and Stamp Duty Reserve Tax on the Notes

No U.K. stamp duty or stamp duty reserve tax is payable on the issue of the global Notes or of the definitive Notes. No U.K. stamp duty is payable on the transfer by delivery of a global Note, nor is any stamp duty reserve tax payable on any agreement for transfer of a global Note provided that the Notes are listed on a recognized stock exchange and the agreement is not made in contemplation of, or as part of an agreement for, a take-over of the issuer. U.K. stamp duty may be payable on the transfer in writing of a global Note or of a definitive Note, and stamp duty reserve tax may be payable on an agreement for a transfer of a definitive Note, unless an exemption applies.

Payments of Interest on the Notes Treated as Distributions

In the event that any or part of any interest payment is characterized as a distribution for U.K. tax purposes, which may be the case if the return on the Notes depends on the results of, or a part of, the issuer’s business, or represents more than a reasonable commercial return or if the thin-capitalization or transfer-pricing rules apply, that payment or part of such payment would not be deductible in computing the issuer’s profits for U.K. corporation tax purposes. However, such characterization should not adversely affect the noteholders, as any shortfall in payments of principal or interest on the Notes by the issuer should be met by the Note guarantors pursuant to the Note guarantees.

Spanish Taxation

The following summary sets forth the main Spanish tax consequences of the receipt of payments under the note guarantees by a holder who is not a resident of Spain. The discussion below is based upon the provisions of the Spanish tax laws and the Spanish tax authorities practice as of the date of offering, and such provisions and practice may be repealed, revoked or modified. Prospective investors considering the purchase, ownership or disposition of the Notes should consult their tax advisers regarding the Spanish tax consequences in their particular circumstances.

Payments Under the Guarantees

Payments of interest made to non-Spanish holders resident in a European Union country, not operating in Spain through a permanent establishment, under the guarantees by the Spanish Note guarantors, should not be subject to taxation in Spain.  However, it is possible that the Spanish tax authorities could take the position that the Spanish Note guarantors have validly, legally and effectively assumed all the obligations of ONO Finance, so that payments of interest made under the guarantee to non-Spanish holders would be subject to withholding tax at a rate of 15%, subject to possible reduction or elimination by an applicable treaty for the avoidance of double taxation or domestic tax law. In the case of U.S. holders entitled to the benefits of the treaty for the avoidance of double taxation ratified between the U.S. and Spain, the withholding tax would be imposed at the reduced rate of 10% if any such holder submitted the relevant certificate of tax residency issued by the U.S. tax authority demonstrating that the holder is a resident in that jurisdiction when the payment under the guarantees is due. Such certificate will have a validity of one year from issuance. Non-Spanish holders who are able to reduce or eliminate the withholding tax by providing a certificate of residency would not be entitled to receive additional amounts from ONO Finance or Cableuropa to the extent that the withholding tax was imposed as a result of their failure to provide such a certificate.  See section C of this Item 10. “Material Contracts—2009, 2010 and 2011 Notes” for more information on ONO Finance’s and Cableuropa’s obligation to pay additional amounts.

United States Taxation

The following summary contains a description of the material U.S. federal income tax consequences of the purchase, ownership and disposition of the Notes. This summary is not a comprehensive description of all of the tax considerations for noteholders. In particular, this summary of U.S. federal income tax matters deals only with holders that will hold the Notes as capital assets for U.S. federal income tax purposes (generally, assets held for investment) and does not address special tax situations, such as the U.S. federal income tax treatment of holders that are (i) subject to special tax rules (e.g., financial institutions, securities or currency dealers, brokers, insurance companies, regulated investment companies and tax-exempt organizations), (ii) holding Notes as part of a hedging or larger integrated financial transaction or (iii) U.S. holders with a currency other than the U.S. dollar as their functional currency.

This summary is based upon the Code, the Treasury regulations issued thereunder and official interpretations thereof, each as in effect on the date hereof, all of which are subject to change, possibly with retroactive effect. Current holders of the Notes should consult their own tax advisers as to the U.S. federal income tax consequences of the purchase, ownership and disposition of the Notes, in addition to the effect of any state or local tax laws or tax laws of any jurisdiction other than the United States.

As used herein, a U.S. holder means a beneficial owner of a note who is, for U.S. federal income tax purposes, (i) a citizen or resident of the United States of America (including the states and the District of Columbia), (ii) a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or of any political subdivision thereof, (iii) any estate the income of which is subject U.S. federal income taxation regardless of its source and (iv) any trust if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States fiduciaries have the authority to control all substantial decisions of the trust, or if the trust elects under U.S. Treasury Regulations to be treated as a U.S. person. In the case of a holder of a note that is a partnership for U.S. federal income tax purposes, each partner will take into account its allocable share of income or loss from the note under the rules of U.S. federal income taxation applicable to such partner, taking into account the activities of the partnership and the partner. A non-U.S. holder means a beneficial owner of a note who is not a U.S. holder.

Allocation of Purchase Price Between the 2009 Notes and Associated Equity Value Certificates

The 2009 Notes were issued in the form of units. Each dollar unit consists of one $1,000 principal amount 2009 dollar note and one dollar equity value certificate evidencing the right to receive upon exercise the value of 21.54737877 of one Ordinary Share of Cableuropa as of the earliest of certain defined trigger events. Each euro unit consists of one €1,000 principal amount 2009 euro note and one euro equity value certificate evidencing the right to receive upon exercise the value of 22.87469851 of one Ordinary Share of Cableuropa as of the earliest of certain defined trigger events. For U.S. federal income tax purposes, each unit is treated as an investment unit, consisting of a note and an equity value certificate. The “issue price” of a unit generally is equal to the first price at which a substantial amount of units are sold to the public for cash (other than to bond houses, brokers or similar persons). The issuer has determined the “issue price” of each of the 2009 Notes and equity value certificates by allocating the $1,000 issue price of each dollar unit between the 2009 dollar note and the associated dollar equity value certificate and by allocating the €1,000 issue price of each euro unit between the 2009 euro note and the associated euro equity value certificate based upon their relative fair market values. According to such determination, the issue price of each 2009 dollar note is $984.59 per $1,000 principal amount, and the issue price of each dollar equity value certificate is $15.41. The issue price of each 2009 euro note is €984.59 per €1,000 principal amount, and the issue price of each euro equity value certificate is €15.41. These allocations establish a U.S. holder’s initial tax bases in the note and the equity value certificate. These allocations are binding on each U.S. holder, unless such U.S. holder explicitly discloses (on a statement attached to such U.S. holder’s timely filed U.S. federal income tax return for the year that includes the acquisition date of the unit) that its allocation of the unit’s issue price between the note and the equity value certificate is different from the issuer’s allocation. The issuer’s allocation is not binding on the Internal Revenue Service, or IRS, and therefore there can be no assurance that the IRS will respect such allocation.

If the “stated redemption price at maturity” of a 2009 dollar or euro note exceeds its issue price by more than a de minimis amount (generally defined as ¼ of 1% of a note’s stated redemption price at maturity multiplied by the number of complete years to its maturity), the note will be treated as having been issued with original issue discount (“OID”). Based upon the Issuer’s allocation of the issue price of the units between the 2009 Notes and the associated equity value certificates, the 2009 Notes will be treated as having been issued with no OID under the de minimis rules described above. However, if the IRS were to disagree with this allocation, it might successfully contend that the 2009 Notes should be treated as having been issued with OID, in which case US Holders would be required to include the OID in taxable income as it accrues over the life of the Notes. See discussion under the caption “Original Issue Discount” below. US Holders should consult their own tax advisors as to the potential application of the OID rules to the 2009 Notes.

Allocation of Purchase Price Between the 2011 Notes and Associated Equity Value Certificates

The 2011 Notes were issued in the form of units. Each dollar unit consists of one $1,000 principal amount 2011 dollar note and one dollar equity value certificate evidencing the right to receive upon exercise the value of 48.89512850 Ordinary Shares of Cableuropa as of the earliest of certain defined trigger events. Each euro unit consists of one €1,000 principal amount 2011 euro note and one euro equity value certificate evidencing the right to receive upon exercise the value of 45.98831311 Ordinary Shares of Cableuropa as of the earliest of certain defined trigger events. For U.S. federal income tax purposes, each unit is treated as an investment unit, consisting of a note and an equity value certificate. The “issue price” of a unit generally is equal to the first price at which a substantial amount of units are sold to the public for cash (other than to bond houses, brokers or similar persons). The issuer has determined the “issue price” of each of the 2011 Notes and equity value certificates by allocating the $1,000 issue price of each dollar unit between the 2011 dollar note and the associated dollar equity value certificate and by allocating the €1,000 issue price of each euro unit between the 2011 euro note and the associated euro equity value certificate based upon their relative fair market values. According to such determination, the issue price of each 2011 dollar note is $862.04 per $1,000 principal amount, and the issue price of each dollar equity value certificate is $137.96. The issue price of each 2011 euro note is €862.03506067 per €1,000 principal amount, and the issue price of each euro equity value certificate is €137.96493933. These allocations establish a U.S. holder’s initial tax bases in the note and the equity value certificate. These allocations are binding on each U.S. holder, unless such U.S. holder explicitly discloses (on a statement attached to such U.S. holder’s timely filed U.S. federal income tax return for the year that includes the acquisition date of the unit) that its allocation of the unit’s issue price between the note and the equity value certificate is different from the issuer’s allocation. The issuer’s allocation is not binding on the Internal Revenue Service, or IRS, and therefore there can be no assurance that the IRS will respect such allocation.

After allocating the issue price of the units between the 2011 Notes and the associated equity value certificates in the manner described above, each of the 2011 Notes will be treated as having been issued with original issue discount in an amount equal to the excess of (a) the “stated redemption price at maturity” of the note over (b) its “issue price”. See discussion under the caption “Original Issue Discount” below.

Tax Treatment of the Notes

Classification of the Notes.  This summary is based upon the assumption that the Notes will be characterized as indebtedness of the issuer for U.S. federal income tax purposes. Prospective purchasers should recognize, however, that there is some uncertainty regarding the appropriate characterization of instruments such as the Notes, and no rulings have been or will be sought from the IRS with respect to the appropriate characterization of the Notes for U.S. federal income tax purposes. It is possible that the IRS might contend that the Notes should be treated not as indebtedness of the issuer but as equity in the issuer. Any such recharacterization might result in material adverse consequences to U.S. holders of the Notes, including possible application of the passive foreign investment company, or PFIC, rules. In the event that the PFIC rules apply to the Notes, a U.S. holder would be required to pay an interest charge together with tax calculated at maximum rates on gain realized on the disposition of a note or on certain increased interest payments with respect to a note. Prospective purchasers of the Notes should consult their own tax advisers about the consequences in the event that the Notes are treated as equity for U.S. federal income tax purposes.

Stated Interest.  Stated interest on the Notes will be includible in a U.S. holder’s gross income as ordinary interest income in accordance with such U.S. holder’s usual method (cash or accrual) of tax accounting.

In the case of stated interest received on a euro note, the amount of income recognized by a cash basis U.S. holder will be the U.S. dollar value of the stated interest payment, based on the “spot rate” in effect on the date of receipt. Spot rate generally means a rate that reflects a fair market rate of exchange available to the public for euro under a “spot contract” in a free market and involving representative amounts. A spot contract is a contract to buy and sell a euro on or before two business days following the date of execution of the contract. If such spot rate cannot be demonstrated, the IRS has authority to determine the spot rate.

The amount of stated interest recognized by an accrual basis U.S. holder of a euro note will be determined for any accrual period in euro and then translated into U.S. dollars using the average U.S. dollar-euro exchange rate for the accrual period (or, with respect to an accrual period that spans two taxable years, using the average exchange rate for the partial period within each taxable year). The average rate for an accrual period (or partial period) is the simple average of the spot rates for each business day of such period, or other average exchange rate for the period reasonably derived and consistently applied by the holder. Alternatively, an accrual basis U.S. holder can elect to translate stated interest at the spot rate on the last day of the accrual period (and, in the case of a partial accrual period, the sport rate on the last day of the taxable year) or on the date the interest payment is received if such date is within five business days of the end of the accrual period. A U.S. holder that makes such an election must apply it consistently to all debt instruments from year to year and cannot change the election without the consent of the IRS.

Original Issue Discount.  The 2010 Notes were not issued with any original issue discount (“OID”). Except as subject to the possible disagreement on the part of the IRS, as described above, the 2009 Notes are also treated as having been issued with no OID.

As described above, each of the 2011 Notes will be treated as having been issued with OID, in an amount equal to the excess of (a) the “stated redemption price at maturity” of the note over (b) its “issue price”. U.S. holders should be aware that they generally must include OID in gross income in advance of the receipt of cash attributable to that income. Under these rules, a U.S. holder will have to include in income increasingly greater amounts of OID in successive accrual periods.

The “stated redemption price at maturity” of a note will equal the sum of all cash payments required to be made on such note other than payments of “qualified stated interest”. The term “qualified stated interest” means stated interest that is unconditionally payable in cash or in property (other than debt instruments of the issuer) at least annually at a single fixed rate or, subject to certain conditions, based on one or more interest indices. The stated interest payments on the Notes are qualified stated interest. Accordingly, each note will bear OID in an amount equal to the excess of its principal amount over its issue price.

The amount of OID includible in income by a U.S. holder of a note is the sum of the “daily portions” for each day of the taxable year during which the U.S. holder holds the note. The daily portions of OID required to be included in a U.S. holder’s gross income in a taxable year are determined under a constant yield method by allocating to each day during the taxable year on which the U.S. holder holds the note a pro rata portion of the OID on such note that is attributable to the “accrual period” in which such day is included. The amount of the OID attributable to each accrual period is an amount equal to the excess, if any, of (a) the product of the note’s “adjusted issue price” at the beginning of such accrual period (defined below), and its “yield to maturity” (the discount rate which, when used in computing the present value of all principal and interest payments to be made under the note, produces an amount equal to the note’s issue price) over (b) the sum of any qualified stated interest allocable to the accrual period. OID allocable to a final accrual period is the difference between the amount payable at maturity and the adjusted issue price at the beginning of the final accrual period.

The “adjusted issue price” of the note at the beginning of the first accrual period will be its issue price. Thereafter, the adjusted issue price at the beginning of any other accrual period will be (a) the sum of the note’s issue price and the aggregate amount of OID that accrued for all prior accrual periods, less (b) any payments made on the note (other than qualified stated interest), if any, on or before the first day of the accrual period.

Sale and Redemption of Notes.  A U.S. holder generally will recognize gain or loss upon the sale, exchange, retirement or other disposition of a note in an amount equal to the difference between the U.S. dollar value of the amount realized upon such sale, exchange, retirement or other disposition (other than amounts attributable to accrued interest, which will be taxable as such), and such U.S. holder’s adjusted tax basis in the note. For this purpose, an amount received in euro will be translated into U.S. dollars at the spot rate in effect on the date of disposition of the Notes. A U.S. holder’s adjusted tax basis in a note will generally equal the issue price of such note (in the case of a euro note, translated into U.S. dollars using the spot rate in effect on the date of a holder’s purchase of a unit) increased by the amount of any OID included in income (in the case of a euro note, translated into U.S. dollars). Any gain or loss (other than foreign currency gain or loss in the case of a euro note, described below) will be capital gain or loss and generally will be long-term capital gain or loss if the note is held for more than one year. Under current law, net long-term capital gains of a unincorporated U.S. holder are, under certain circumstances, taxed at lower U.S. federal income tax rates than are items of ordinary income. The deductibility of capital losses by a U.S. holder, however, is subject to limitations.

Taxation of Additional Amounts.  If additional amounts are required to be paid in respect of withholding or deduction for taxes imposed on payments on the Notes, such additional amounts should be taxable to a U.S. holder as ordinary income at the time such amounts are accrued or received, in accordance with such U.S. holder’s regular method of accounting. In such event, the amount taxable to such U.S. holder would include all taxes withheld or deducted in respect of the Notes. Thus, a U.S. holder would be required to report income in an amount greater than the cash it receives in respect of payments on the Notes. However, a U.S. holder may, subject to certain limitations, be eligible to claim as a credit or deduction the foreign taxes withheld or deducted for purposes of computing its U.S. federal income tax liability.

It is possible, however, that the IRS might require each U.S. holder to include additional amounts in gross income as such amounts accrue over the life of the Notes (in advance of the payment of such additional amounts). In such case, it is unclear whether a U.S. holder would be entitled to claim a credit or deduction for the foreign taxes giving rise to the additional amounts until the taxes are actually deducted or withheld. If a U.S. holder is required to accrue additional amounts and not allowed a credit or deduction for the foreign taxes giving rise to the amounts until the taxes are paid, the U.S. holder may have insufficient foreign source income in the year in which the foreign taxes are actually deducted or withheld to enable it to claim a foreign tax credit with respect to the foreign taxes.

Foreign Currency Gain or Loss.  U.S. holders of the euro Notes will realize foreign currency gain or loss, which generally will be treated as ordinary income or loss, as the case may be, upon the receipt of payments on the euro Notes and upon the sale, exchange, retirement or other disposition of the euro Notes, and the realized foreign currency gain or loss generally will be recognized in accordance with applicable provisions of the Code. For this purpose, payments on a euro note or proceeds of a disposition of a euro note will be characterized first as payments of interest and then as payments of principal, and payments characterized as interest will be attributed first to the earliest accrual period in which interest has accrued and to which prior payments have not been attributed. Generally, the amount of foreign currency gain or loss realized with respect to payments of interest will be equal to the difference between (x) the euro amount received as translated into U.S. dollars using the spot rate on the date of receipt, and (y)

the U.S. dollar amount previously included in income in respect of the payment. The amount of foreign currency gain or loss realized with respect to payments of principal will be equal to the difference between (x) the euro amount of principal received as translated into U.S. dollars using the spot rate on the date of receipt, and (y) the euro amount of principal translated into U.S. dollars using the spot rate on the date the euro note was acquired. However, the amount of any foreign currency gain or loss realized upon a sale, exchange, retirement or disposition of a euro note with respect to interest, and principal shall be limited to the total amount of gain or loss, as the case may be, realized on the transaction.

Foreign Tax Credit

For U.S. foreign tax credit purposes, OID, stated interest, and any additional amounts or special interest with respect to a note will be treated as foreign-source income and generally will be subject to the separate foreign tax credit limitation for passive income. However, if such interest or OID were to become subject to a withholding tax at a rate of five percent or more, it would be segregated in the separate foreign tax credit basket for high withholding tax interest. If such interest or OID is received by a U.S. Holder engaged in the active conduct of a banking, insurance, financing or similar business, it may be segregated in the separate foreign tax credit basket for financial services income.

Gain or loss realized on the sale, exchange, retirement or other disposition of a note (including foreign currency gain or loss) generally will be treated as U.S.-source income or loss for foreign tax credit purposes.

Non-U.S. Holders

Subject to the discussion of “backup” withholding below, a non-U.S. holder is currently exempt from U.S. federal income taxes with respect to interest and OID on the Notes unless the non-U.S. holder is (i) an insurance company carrying on a United States insurance business to which the interest is attributable, within the meaning of the Code, or (ii) an individual or corporation that has an office or other fixed place of business in the United States to which the interest and OID is attributable and the interest and OID is derived in the active conduct of a banking, financing or similar business within the United States or is received by a corporation the principal business of which is trading in stock or securities for its own account. In addition, subject to the discussion of backup withholding below, a non-U.S. holder will not be subject to U.S. federal income tax on any gain on a sale or other disposition of a note unless (a) the holder is an individual who is present in the United States for 183 days or more during the taxable year and certain other conditions exist or (b) the gain is effectively connected with the conduct of a trade or business within the United States.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to certain payments within the United States of stated interest, OID, special interest and additional amounts on the Notes, including payments made by the United States office of a paying agent, broker or other intermediary, and to proceeds of a sale, redemption or other disposition of the Notes through a United States branch of a United States or foreign broker. A “backup withholding” tax may apply to such payments or proceeds if the beneficial owner fails to provide a correct taxpayer identification number or, in the case of payments of stated interest, OID, special interest or additional amounts, fails to certify that he is not subject to such withholding or fails to report interest and dividend income in full. Payments of principal or proceeds from the disposition of Notes by or through a foreign office of a U.S. broker or foreign broker with certain relationships with the United States generally will be subject to information reporting, but not backup withholding. Any amounts withheld under the backup withholding rules from a payment to a beneficial owner will be allowed as a refund or credit against such beneficial owner’s U.S. federal income tax liability provided the required information is furnished to the IRS.

Tax Return Disclosure and Investor List Requirements

Recently finalized U.S. Treasury regulation (the “Tax Shelter Regulations”) intended to address so called tax shelters and other potentially tax-motivated transactions require participants in a “reportable transaction” to disclose certain information about the transaction on IRS Form 8886 and retain information relation to the transaction.  Organizers and sellers of reportable transaction are required to maintain lists identifying the investors participating in the transactions and furnish to the IRS upon demand such investor information as well as detailed information regarding the transactions.  A transaction may be a “reportable transaction” based upon any of several indicia (including the existence of confidentiality agreements, certain indemnity arrangements, potential for recognizing investment or cover and require reporting of transactions that are generally not considered tax shelters, including certain foreign currency transactions.  Currently, legislative proposals are pending in Congress that, if enacted, should impose significant penalties for failure to comply with these disclosure requirements.  Investors should consult their tax advisers concerning any possible disclosure obligation with respect to their investment and should be aware that the Issuer and other participants in the transaction intend to comply with the disclosure and list maintenance requirements under the Tax Shelter Regulations as they determine apply to them with respect to this transaction.

F.                                      Dividends and Paying Agents

Not applicable.

G.                                    Statement by Experts

Not applicable.

H.                                    Documents on Display

We are required to file reports, including this annual report on Form 20-F, and other information with the Securities and Exchange Commission, or SEC. We are allowed to “incorporate by reference” the information we file with the SEC. This permits us to disclose important information by referring to these documents.

These reports and other information can also be inspected without charge and copied at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional office of the Securities and Exchange Commission located at the Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of this material are also available by mail from the Public Reference section of the Securities and Exchange Commission, at 450 Fifth Street, N.W., Washington, D.C. 20549.

I.                                         Subsidiary Information

For information on our subsidiaries, please see the section entitled Item 18. “Financial Statements”.

Item 11.  Quantitative and Qualitative Disclosure about Market Risk

The following discussion about our financial risk management activities includes “forward-looking statements” that involve risk and uncertainties. Actual result could differ materially from those projected in these forward-looking statements.

It is our treasury policy not to enter into any transactions of a speculative nature. Our investment policy is limited by the indentures for our Notes. We are restricted to investing in financial instruments with a maturity of one year or less (with certain limited exceptions). The indentures require our investments to meet high credit quality standards, such as (1) obligations of the governments of the United States, Germany, France, the United Kingdom and Spain or agencies thereof guaranteed by such countries, (2) certificates of deposits and money market deposits, (3) commercial paper with a rating of A-1 or P-1 and (4) direct obligations of U.S. states. Nevertheless, it is our treasury policy to monitor and manage exposure to variable interest rate risk and foreign currency risk by managing the amount of our outstanding interest bearing debt and foreign currency liabilities.  In order to reduce such interest rate risk and foreign currency exposure, and as market conditions warrant, we and our affiliates reserve the right to enter into currency or interest rate hedging transactions and purchase our outstanding Notes from time to time in privately negotiated or open market transactions, by tender offer or otherwise, using funds available to us.

Market risk represents the risk of changes in the value of financial instruments, derivative or non-derivative, caused by fluctuations in foreign currency exchange rates and interest rates.

Interest income earned on our investment portfolio is affected by changes in short-term interest rates. We are thus exposed to market risk related to changes in market interest rates. To date, we have managed these risks by monitoring market rates and the duration of our investments. We do not think that we are exposed to significant changes in the fair value of our investment portfolio because of our conservative investment strategy.

Interest Rate Sensitivity

Borrowings under our senior bank facility bear interest at a floating rate determined by reference to EURIBOR plus a margin.  The interest rates on the Notes are fixed. Accordingly, as at December 31, 2002 we had variable rate debt outstanding and, accordingly, exposure to risk due to fluctuations of interest rates.

The following table sets forth certain information with respect to long term debt that is sensitive to changes in interest rate as of December 31, 2002:

	Expected maturity date (expressed in thousands of euro)							Euro thousand
	2003	2004	2005	2006	2007	Thereafter	Total	Fair value

Senior bank facility (Euribor + 3,25%)(1)	—	—	—	—	—	(270,000)	(270,000)	(270,000)

(1)               Interest payments on the senior bank facility are not disclosed as drawings on the facility may vary.

Foreign Exchange Rate Sensitivity

2009 and 2011 Dollar Notes

As described in Item 10.C. “Additional Information—Material Contracts”, ONO Finance completed two offerings of high yield Notes in May 1999 and February 2001 of $275 million 13% Notes and $200 million 14% Notes, respectively.  The table below shows the annual payments of interest and the payments of principal on their maturity date of amounts in foreign currency.

							Euro thousand
	Expected maturity date (expressed in thousands of each currency)						Total	Fair value(1)
	2003	2004	2005	2006	2007	Thereafter
Interest payments on the 2009 dollar 13% Notes (U.S.$)	(33,750)	(35,750)	(35,750)	(35,750)	(35,750)	(53,625)	(232,375)

Interest payments on the 2011 dollar 14% Notes (U.S.$)	(28,000)	(28,000)	(28,000)	(28,000)	(28,000)	(98,000)	(238,000)

2009 dollar 13% Notes (U.S.$)	—	—	—	—	—	(275,000)	(275,000)	(85,241)

2011 dollar 14% Notes (U.S.$)	—	—	—	—	—	(200,000)	(200,000)	(61,993)

(1)                                  Euro fair value of the Notes has been calculated applying the Noon Buying Rate on December 31, 2002 of €1.00 = U.S.$1.0485 to the market value of the principal on the Notes at their market value as of December 31, 2002.

On February 13, 2003 we concluded the recapitalization process by which our outstanding obligations under the 2009 dollar Notes and the 2011 dollar Notes were substantially reduced.  As a result of our recapitalization, interest payments related to the 2009 dollar Notes and the 2011 dollar Notes will decrease by 66.51% and 58.24%, respectively.  See Item 5.B “Operating and Financial Review and Prospects—Liquidity and Capital Resources” for a discussion on our recapitalization process.

Cross-currency Swap Agreements

The following table sets forth a calculation of the fair value of the cross-currency swap agreements with foreign exchange rate sensitiveness as of December 31, 2002 (at the noon buying rate of $1.0485 per €1.00):

	Expected maturity date (expressed in thousands of each currency)						Euro thousand
	2003	2004	2005	2006	2007	Thereafter	Total	Fair value(2)
Receipts due on cross currency swaps on the interest payments on the 2009 dollar 13% Notes (€)(1)	3,578	1,789	—	—	—	—	5,367	5,367

Payment of cross currency swap on the interest payments on the 2011 dollar 14% Notes (€)	(1,326)	(1,326)	(1,326)	(663)	—	—	(4,641)	(4,641)

Payment of cross currency swaps on the principal of the 2009 dollar 13% Notes (€)(1)	—	(46,017)	—	—	—	—	(46,017)	(46,017)

(1)                                  Corresponds to the swap agreements signed with Toronto Dominion Bank and Bank of America on May 18, 2000. Values of the interest payments and principal are disclosed separately for the convenience of the reader.

(2)                                  The fair value measures do not reflect the effect of any financial discount.

Cross-currency Swap Agreements on the 2009 Dollar Notes

Our 2009 and 2011 dollar denominated Notes expose us to risks associated with changes in the exchange rate between the U.S. dollar and the euro. On May 18, 2000, ONONet formalized with Bank of America and Toronto Dominion Bank a cross currency swap agreement from U.S. dollar to euro, whereby these banks agreed to pay $275 million relating to the principal amount of the debt under the 2009 dollar Notes to us in dollars on May 1, 2004 and the corresponding interest payable in dollars from the maturity of the escrow accounts until that date.  ONONet assumed a euro denominated debt to these banks with the same maturity dates of €308 million in principal and a total of €76 million in interest. The exchange rates at which this cross currency swap arrangement was carried out were 0.8920 and 1.1713 dollars per euro for principal and interest, respectively.

The nature of the foreign exchange hedge that covers the coupon payments and principal exchange to the first call date of the 2009 dollar Notes is such that if there are significant increases in the value of the euro against the dollar, we will be required to advance margin calls to the two hedge counterparty banks, Toronto Dominion Bank and Bank of America.

During 2002, the value of the euro against the dollar increased and on December 31, 2002 it passed through the level at which we have to pay margin calls to the two banks to reduce their mark to market level of credit risk.  In the first quarter of 2003 we made advances of margin calls as the euro continued to increase in value and we have advanced a total of  €19.8 million in margin calls as of April 25, 2003.

In exchange for making these margin calls the two hedge counterparties have reduced the fixed euro rate applicable to the coupon payments under the hedge.  The impact of these amendments to the fixed euro rate is such that the net present value of the savings on the future coupon payments is approximately equal to the sum of the margin calls made.  The new fixed euro rate for the two hedges is as follows:

Toronto Dominion Bank	6.156%

Bank of America	4.95%

These rates will apply to the coupon payments due in May and November 2003 and May 2004.

Our swap arrangements related to the 2009 dollar Notes were designed to hedge the interest payments to the first call date, May 1, 2004, and the principal amount at that date. Following the recapitalization completed in February 2003, we have only $92 million of the 2009 dollar Notes outstanding.  We are therefore overhedged.  Furthermore we consider it unlikely that we will repay these Notes at the first call date.  Consequently under the swap arrangements we are contracted to receive a dollar amount in May 2004 that is unlikely to be required and we are exposed to a potential cash loss due to exchange rate risks relating to the variances in the value of this Dollar receipt.

The amount that the ONO Group would receive on the principal exchange due under these swap arrangements ($275 million) stated at the Federal Reserve Bank of New York euro noon buying rate as of April 30, 2003, $1.118 per €1.00 and as of December 31, 2002, $1.0845 per €1.00, amounts to €245.9 million and €262.3 million, respectively, whereby this payment requirement hedged by the swap arrangements amounts to €308.3 million.  Using these exchange rates, the potential exchange rate loss would have been €62.4 million as of April 30, 2003 and €46.0 million as of December 31, 2002.

We are currently working with Bank of America and Toronto Dominion Bank on the options available to us to reduce the potential liability that arises under these foreign exchange transactions at the first call date of the 2009 dollar Notes in May 2004.

Cross-currency Swap Agreement on the 2011 Dollar Notes

On July 3, 2002, Cableuropa reached an agreement with Deutsche Bank AG to hedge fifty percent of the foreign exchange exposure associated with the interest payments related to the 2011 dollar Notes from February 13, 2003 to February 13, 2006.  Under this agreement, the bank agreed to pay us interest at an annual rate of 14% on $100 million and we agreed to pay interest at an annual rate of 14.365% on €102 million on the same dates.

New Accounting Standards

For a description of new U.S. generally accepted accounting standards affecting the ONO Group, see note 25 to our consolidated financial statements included in Item 18. “Financial Statements”.  No new Spanish generally accepted accounting standards have been issued that may significantly affect the ONO Group’s financial statements.

Item 12.  Descriptions of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

Consent Solicitation

The 2009 Notes were guaranteed on a senior subordinated basis by Cableuropa and its subsidiaries at that time. In May 2000, ONO Finance obtained the consent of holders of the existing Notes to: (i) permit Cableuropa and its restricted subsidiaries to operate in Portugal and undertake certain limited activities outside Spain and Portugal, (ii) allow Cableuropa to designate its recently established Portuguese Non Franchise CLEC Services and Internet subsidiaries as restricted subsidiaries, (iii) exempt future restricted subsidiaries from the requirement to guarantee the Notes (subject to a new limitation on transfers of assets between restricted subsidiaries that have guaranteed the Notes and those that have not), (iv) increase the amount of the “basket” for permitted investments by Cableuropa and its restricted subsidiaries and (v) make certain technical amendments to the indenture. As a result of these amendments the provisions of the indentures governing the 2009 Notes substantially conform to the terms of the indenture governing the 2010 Notes and 2011 Notes.

Item 15.  Controls and Procedures

Within 90 days prior to the date of this report, we carried out an evaluation, under the supervision and with the participation of our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures.  Based on this evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective in timely alerting them to material information required to be included in our periodic reports to the SEC.  In addition, we reviewed our internal controls and there have been no significant changes in our internal controls or in other factors that could significantly affect those controls subsequent to the date of their last evaluation.  Although we believe our pre-existing disclosure controls and procedures and internal controls were adequate to enable us to comply with our disclosure obligations, as a result of such review we intend to implement changes, primarily to formalize and document procedures already in place.  You should note that the design and operation of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

Item 16.  [Reserved]

PART III

Item 17.  Financial Statements

Not applicable.

Item 18.  Financial Statements

See F-pages.

Item 19.  Exhibits

1.1                                 Bylaws of Cableuropa, S.A. (incorporated by reference to exhibit 3.2 of registrants’ Registration Statement submitted October 5, 1999 on Form F-4 (file No. 333-10976)).

1.2                                 Certificate of Incorporation of Cableuropa, S.A. (including English translation) (incorporated by reference to exhibit 3.15 of registrants’ Registration Statement submitted October 5, 1999 on form F-4 (File No. 333-10976)).

2.1                                 Indenture, dated as of June 30, 2000 between ONO Finance PLC, Cableuropa S.A., Albacete Sistemas de Cable, S.A., Cable y Televisión de Andalucía, S.A., Cable y Televisión de El Puerto, S.A., Cádiz de Cable y Televisión, S.A., Corporación Mallorquina de Cable, S.A., Huelva de Cable y Televisión, S.A., Mediterránea Norte Sistemas de Cable, S.A., Mediterránea Sur Sistemas de Cable, S.A., Región de Murcia de Cable, S.A., Valencia de Cable, S.A., Santander de Cable, S.A., Univertel Comunicaçôes Universais, S.A., Hydra Servicios de Atencion al Cliente, S.A. and The Bank of New York in respect of ONO Finance PLC’s €200,000,000 14% Notes due 2010 (incorporated by reference to exhibit 4.1 of registrants’ Registration Statement submitted November 29, 2000 on form F-4 (File No. 333-10976)).

2.2                                 Registration Rights Agreement dated June 30, 2000, by and between the Initial Purchasers, as defined therein, ONO Finance PLC, Cableuropa S.A., and the Note Guarantors, as used therein (incorporated by reference to exhibit 10.24 of registrants’ Registration Statement submitted November 29, 2000 on form F-4 (File No. 333-10976)).

2.3                                 Dollar Note Indenture, dated as of May 6, 1999, between ONO Finance PLC and Bankers Trust Company in respect of ONO Finance PLC’s $275,000,000 13% Notes due 2009 (incorporated by reference to exhibit 4.1 of registrants’ Registration Statement submitted October 5, 1999 on form F-4 (File No. 333-10976)).

2.4                                 Supplemental Dollar Note Indenture, dated as of September 28, 1999, between ONO Finance PLC, Santander de Cable, S.A. and Bankers Trust Company in respect of ONO Finance PLC’s $275,000,000 13% Notes due 2009 (incorporated by reference to exhibit 4.2 of registrants’ Registration Statement submitted October 5, 1999 on form F-4 (File No. 333-10976)).

2.5                                 Euro Note Indenture, dated as of May 6, 1999, between ONO Finance PLC and Bankers Trust Company in respect of ONO Finance PLC’s 125,000,000 13% Notes due 2009 (incorporated by reference to exhibit 4.3 of registrants’ Registration Statement submitted October 5, 1999 on form F-4 (File No. 333-10976)).

2.6                                 Supplemental Euro Note Indenture dated as of September 28, 1999, between ONO Finance PLC, Santander de Cable, S.A. and Bankers Trust Company in respect of ONO Finance PLC’s €125,000,000 13% Notes due 2009 (incorporated by reference to exhibit 4.4 of registrants’ Registration Statement submitted October 5, 1999 on form F-4 (File No. 333-10976)).

2.7                                 Registration Rights Agreement dated May 6, 1999, by and between the Initial Purchasers, as defined in the Purchase Agreement, ONO Finance PLC, Cableuropa S.A.,

and the Controlled Companies, as defined therein (incorporated by reference to exhibit 10.28 of registrants’ Registration Statement submitted October 5, 1999 on form F-4 (File No. 333-10976)).

2.8                                 Purchase Agreement, dated as of February 2, 2001 by and between the Initial Purchasers, as defined therein, ONO Finance PLC, Cableuropa, S.A., Albacete Sistemas de Cable, S.A., Cable y Televisión de Andalucía, S.A., Cable y Televisión de El Puerto, S.A., Cádiz de Cable y Televisión, S.A., Corporación Mallorquina de Cable, S.A., Huelva de Cable y Televisión, S.A., Mediterránea Norte Sistemas de Cable, S.A., Mediterránea Sur Sistemas de Cable, S.A., Región, de Murcia de Cable, S.A., Valencia de Cable, S.A., Santander de Cable, S.A., TDC Sanlúcar, S.A., Univertel Comunicaçôes Universais, S.A., Hydra Servicios de Atencion al Cliente, S.A. (incorporated by reference to exhibit 1.1 of registrants’ Registration Statement submitted May 17, 2001 on form F-4 (File No. 333-13536)).

2.9                                 Indenture, dated as of February 9, 2001 between ONO Finance PLC, Cableuropa S.A., Albacete Sistemas de Cable, S.A., Cable y Televisión de Andalucía, S.A., Cable y Televisión de El Puerto, S.A., Cádiz de Cable y Televisión, S.A., Corporación Mallorquina de Cable, S.A., Huelva de Cable y Televisión, S.A., Mediterránea Norte Sistemas de Cable, S.A., Mediterránea Sur Sistemas de Cable, S.A., Región, de Murcia de Cable, S.A., Valencia de Cable, S.A., Santander de Cable, S.A., Univertel Comunicaçôes Universais, S.A., Hydra Servicios de Atencion al Cliente, S.A., TDC Sanlúcar, S.A., and The Bank of New York in respect of ONO Finance PLC’s $200,000,000 14% Notes due 2011 (incorporated by reference to exhibit 4.1 of registrant’s Registration Statement submitted May 17, 2001 on form F-4 (File No. 333-13530)).

2.10                           Indenture, dated as of February 9, 2001 between ONO Finance PLC, Cableuropa S.A., Albacete Sistemas de Cable, S.A., Cable y Televisión de Andalucía, S.A., Cable y Televisión de El Puerto, S.A., Cádiz de Cable y Televisión, S.A., Corporación Mallorquina de Cable, S.A., Huelva de Cable y Televisión, S.A., Mediterránea Norte Sistemas de Cable, S.A., Mediterránea Sur Sistemas de Cable, S.A., Región, de Murcia de Cable, S.A., Valencia de Cable, S.A., Santander de Cable, S.A., Univertel Comunicaçôes Universais, S.A., Hydra Servicios de Atencion al Cliente, S.A., TDC Sanlúcar, S.A., and The Bank of New York in respect of ONO Finance PLC’s $150,000,000 14% Notes due 2011 (incorporated by reference to exhibit 4.2 of registrant’s Registration Statement submitted May 17, 2001 on form F-4 (File No. 333-13530)).

2.11                           Registration Rights Agreement dated February 9, 2001, by and between the Initial Purchasers, as defined therein, ONO Finance PLC, Cableuropa S.A., and the Note Guarantors, as used therein (incorporated by reference to exhibit 10.24 of registrant’s Registration Statement submitted May 17, 2001 on form F-4 (File No. 333-13530)).

3.1                                 Vote Pooling Agreement, dated January 22, 1998, by and between parties representing Cableuropa, S.A., and Spanish Telecommunications Limited S.á.r.l (incorporated by reference to exhibit 10.12 of registrants’ Registration Statement submitted October 5, 1999 on form F-4 (File No. 333-10976)).  (Now superseded.)

4.1                                 Shareholders’ Agreement of Cableuropa, S.A., dated November 3, 2000, by and between Ferrovial Telecomunicaciones S.A., Grupo Multitel, S.A., Cántabra de Inversiones, S.A., Spanish Telecommunications Limited, S.à.r.l, Santander Telecommunications, Inc., Global Telecom Investments, LLC, BAEP Telecommunications Investments, LLC, Particel International Limited Partnership and VAL Telecommunications, S.L. (incorporated by reference to exhibit 10.1 of registrants’ Registration Statement submitted November 29, 2000 on form F-4 (File No. 333-10976)).  (Now superseded.)

4.2                                 Multi-Borrower Credit Facility, dated June 30, 2000, between Cableuropa, S.A., Valencia de Cable, S.A., Mediterránea Sur Sistemas de Cable, S.A., Mediterránea Norte Sistemas de Cable, S.A., Región de Murcia de Cable, S.A., Huelva de Cable y Televisión, S.A., Cádiz de Cable y Televisión, S.A., Cable y Televisión de El Puerto, Cable y Televisión de Andalucia, S.A., Corporación Mallorquina de Cable, S.A., and Albacete Sistemas de Cable, S.A., as Borrowers, and ONO Finance PLC, as lender (incorporated by reference to exhibit 10.26 of registrants’ Registration Statement submitted November 29, 2000 on form F-4 (File No. 333-10976)).

4.3                                 Novation Agreement, dated February 13, 2003, to Modify, without Termination, a Euro Multi-Borrower Credit Facility dated June 30, 2000, between Cableuropa S.A.U., Valencia de Cable, S.A., Mediterránea Sur Sistemas de Cable, S.A., Mediterránea Norte Sistemas de Cable, S.A., Región de Murcia de Cable, S.A., Univertel Comunicaçôes Universais, S.A., Hydra Servicios de Atención al Cliente, S.A., as Borrowers and ONO Finance PLC, as lender.

4.4                                 Escrow and Disbursement Agreement, dated June 30, 2000, by and among The Bank of New York, ONO Finance PLC, Cableuropa, S.A. Valencia de Cable, S.A., Mediterránea Sur Sistemas de Cable, S.A., Mediterránea Norte Sistemas de Cable, S.A., Región de Murcia de Cable, S.A., Huelva de Cable y Televisión, S.A., Cádiz de Cable y Televisión, S.A., Cable y Televisión de El Puerto, Cable y Televisión de Andalucia, S.A., Corporación Mallorquina de Cable, S.A., Albacete Sistemas de Cable, S.A., Hydra Servicios de Atencion al Cliente, S.A. and Univertel Comunicaçôes, S.A. (incorporated by reference to exhibit 10.28 of registrants’ Registration Statement submitted November 29, 2000 on form F-4 (File No. 333-10976)).

4.5                                 Senior Bank Facility Agreement, dated March 6, 2000, between Cableuropa, S.A., Bank of America International limited, Barclays Capital, Citibank, N.A., Toronto Dominion Bank Europe Limited, Albacete Sistemas de Cable S.A., Cádiz de Cable y Televisión S.A., Región de Murcia de Cable S.A., Valencia de Cable S.A., Corporación Mallorquina de Cable S.A., Cable y Televisión de El Puerto S.A., Huelva de Cable y Televisión S.A., Mediterránea Sur Sistemas de Cable S.A., Mediterránea Norte Sistemas de Cable S.A., Cable y Televisión de Andalucía S.A. and Hydra Servicios de Atencion al Cliente, S.A. (incorporated by reference to exhibit 10.25 of registrants’ Registration Statement submitted November 29, 2000 on form F-4 (File No. 333-10976)).  (Now superseded.)

4.6                                 Purchase Agreement, dated as of June 23, 2000 by and between the Initial Purchasers, as defined therein, ONO Finance PLC, Cableuropa, S.A., Albacete Sistemas de Cable, S.A., Cable y Televisión de Andalucía, S.A., Cable y Televisión de El Puerto, S.A., Cádiz de

Cable y Televisión, S.A., Corporación Mallorquina de Cable, S.A., Huelva de Cable y Televisión, S.A., Mediterránea Norte Sistemas de Cable, S.A., Mediterránea Sur Sistemas de Cable, S.A., Región de Murcia de Cable, S.A., Valencia de Cable, S.A., Santander de Cable, S.A., Univertel Comunicaçôes Universais, S.A., Hydra Servicios de Atencion al Cliente, S.A. (incorporated by reference to exhibit 1.1 of registrants’ Registration Statement submitted November 29, 2000 on form F-4 (File No. 333-10976)).

4.7                                 Senior Facility Agreement, dated June 14, 1999, between Cableuropa, S.A., Electro Banque S.A., Albacete Sistemas de Cable S.A., Cádiz de Cable y Televisión S.A., Región de Murcia de Cable S.A., Valencia de Cable S.A., Corporación Mallorquina de Cable S.A., Cable y Televisión de El Puerto S.A., Huelva de Cable y Televisión S.A., Mediterránea Sur Sistemas de Cable S.A., Mediterránea Norte Sistemas de Cable S.A., and Cable y Televisión de Andalucía S.A. (incorporated by reference to exhibit 10.29 of registrants’ Registration Statement submitted October 5, 1999 on form F-4 (File No. 333-10976)). (Now superseded.)

4.8                                 Dollar Multi-Borrower Credit Facility, dated May 6, 1999, between Cableuropa, S.A., Valencia de Cable, S.A., Mediterránea Sur Sistemas de Cable, S.A., Mediterránea Norte Sistemas de Cable, S.A., Región de Murcia de Cable, S.A., Huelva de Cable y Televisión, S.A., Cádiz de Cable y Televisión, S.A., Cable y Televisión de El Puerto, Cable y Televisión de Andalucia, S.A., Corporación Mallorquina de Cable, S.A., and Albacete Sistemas de Cable, S.A., as Borrowers, and ONO Finance PLC, as Lender (incorporated by reference to exhibit 10.30 of registrants’ Registration Statement submitted October 5, 1999 on form F-4 (File No. 333-10976)).

4.9                                 Novation Agreement, dated February 13, 2003, to Modify, without Termination, a Dollar Multi-Borrower Credit Facility dated May 6, 1999, between Cableuropa S.A.U., Valencia de Cable, S.A., Mediterránea Sur Sistemas de Cable, S.A., Mediterránea Norte Sistemas de Cable, S.A., Región de Murcia de Cable, S.A., Univertel Comunicaçôes Universais, S.A., Hydra Servicios de Atención al Cliente, S.A., as Borrowers and ONO Finance PLC, as lender.

4.10                           Euro Multi-Borrower Credit Facility, dated May 6, 1999, between Cableuropa, S.A., Valencia de Cable S.A., Mediterránea Sur Sistemas de Cable, S.A., Mediterránea Norte Sistemas de Cable, S.A., Región de Murcia de Cable, S.A., Huelva de Cable y Televisión de Andalucia, S.A., Corporación Mallorquina de Cable, S.A., and Albacete Sistemas de Cable, S.A., as Borrowers, and ONO Finance PLC, as Lender (incorporated by reference to exhibit 10.31 of registrants’ Registration Statement submitted October 5, 1999 on form F-4 (File No. 333-10976)).

4.11                           Novation Agreement, dated February 13, 2003, to Modify, without Termination, a Euro Multi-Borrower Credit Facility dated May 6, 1999, between Cableuropa S.A.U., Valencia de Cable, S.A., Mediterránea Sur Sistemas de Cable, S.A., Mediterránea Norte Sistemas de Cable, S.A., Región de Murcia de Cable, S.A., Univertel Comunicaçôes Universais, S.A., Hydra Servicios de Atención al Cliente, S.A., as Borrowers and ONO Finance PLC, as lender.

4.12                           Dollar Equity Value Certificate Agreement, dated May 6, 1999, among ONO Finance PLC, Cableuropa, S.A., and Bankers Trust Company, as Equity Value Certificate Agent (incorporated by reference to exhibit 10.32 of registrants’ Registration Statement submitted October 5, 1999 on form F-4 (File No. 333-10976)).

4.13                           Euro Equity Value Certificate Agreement, dated May 6, 1999, among ONO Finance PLC, Cableuropa, S.A., and Bankers Trust Company, as Equity Value Certificate Agent (incorporated by reference to exhibit 10.33 of registrants’ Registration Statement submitted October 5, 1999 on form F-4 (File No. 333-10976)).

4.14                           Dollar Escrow and Disbursement Agreement, dated May 6, 1999, by and among Bankers Trust Company, ONO Finance PLC, Cableuropa, S.A., Valencia de Cable, S.A., Mediterránea Sur Sistemas de Cable, S.A., Mediterránea Norte Sistemas de Cable, S.A., Región de Murcia de Cable, S.A., Huelva de Cable y Televisión, S.A., Cádiz de Cable y Televisión, S.A., Cable y Televisión de El Puerto, Cable y Televisión de Andalucia, S.A., Corporación Mallorquina de Cable, S.A., and Albacete Sistemas de Cable, S.A. (incorporated by reference to exhibit 10.36 of registrants’ Registration Statement submitted October 5, 1999 on form F-4 (File No. 333-10976)).

4.15                           Euro Escrow and Disbursement Agreement, dated May 6, 1999, by and among Bankers Trust Company, ONO Finance PLC, Cableuropa, S.A., Valencia de Cable, S.A., Mediterránea Sur Sistemas de Cable, S.A., Mediterránea Norte Sistemas de Cable, S.A., Región de Murcia de Cable, S.A., Huelva de Cable y Televisión, S.A., Cádiz de Cable y Televisión, S.A., Cable y Televisión de El Puerto, Cable y Televisión, S.A., Cádiz de Cable y Televisión, S.A., Cable y Televisión de El Puerto, Cable y Televisión de Andalucia, S.A., Corporación Mallorquina de Cable, S.A., and Albacete Sistemas de Cable, S.A. (incorporated by reference to exhibit 10.37 of registrants’ Registration Statement submitted October 5, 1999 on form F-4 (File No. 333-10976)).

4.16                           Technical Assistance and Management Agreement of Santander de Cable, S.A., dated May 6, 1999, by and between parties representing Cableuropa, S.A. and Santander de Cable, S.A. (incorporated by reference to exhibit 10.24 of registrants’ Registration Statement submitted on Form F-4 (File No. 333-109976)).

4.17                           Dollar Multi-Borrower Credit Facility, dated as of February 9, 2001 between Cableuropa S.A., Valencia de Cable, S.A., Mediterránea Sur Sistemas de Cable, S.A., Mediterránea Norte Sistemas de Cable, S.A., Región, de Murcia de Cable, S.A., Huelva de Cable y Televisión, S.A., Cádiz de Cable y Televisión, S.A., Cable y Televisión de El Puerto, Cable y Televisión de Andalucia, S.A., Corporación Mallorquina de Cable, S.A., Albacete Sistemas de Cable, S.A., Santander de Cable, S.A., Univertel Comunicaçôes S.A., Hydra Servicios de Atencion al Cliente, S.A., and TDC Sanlúcar, S.A., as Borrowers, and ONO Finance PLC, as Lender, in respect of ONO Finance PLC’s $200,000,000 14% Notes (incorporated by reference to exhibit 10.25 of registrant’s Registration Statement submitted May 17, 2001 on form F-4 (File No. 333-13530)).

4.18                           Novation Agreement, dated February 13, 2003, to Modify, without Termination, a Dollar Multi-Borrower Credit Facility dated February 9, 2001, between Cableuropa S.A.U., Valencia de Cable, S.A., Mediterránea Sur Sistemas de Cable, S.A., Mediterránea Norte Sistemas de Cable, S.A., Región de Murcia de Cable, S.A., Univertel Comunicaçôes

Universais, S.A., Hydra Servicios de Atención al Cliente, S.A., as Borrowers and ONO Finance PLC, as lender.

4.19         Euro Multi-Borrower Credit Facility, dated as of February 9, 2001 between Cableuropa S.A., Valencia de Cable, S.A., Mediterránea Sur Sistemas de Cable, S.A., Mediterránea Norte Sistemas de Cable, S.A., Región, de Murcia de Cable, S.A., Huelva de Cable y Televisión, S.A., Cádiz de Cable y Televisión, S.A., Cable y Televisión de El Puerto, Cable y Televisión de Andalucia, S.A., Corporación Mallorquina de Cable, S.A., Albacete Sistemas de Cable, S.A., Santander de Cable, S.A., Univertel Comunicaçôes S.A., Hydra Servicios de Atencion al Cliente, S.A., and TDC Sanlúcar, S.A., as Borrowers, and ONO Finance PLC, as Lender, in respect of ONO Finance PLC’s $150,000,000 14% Notes (incorporated by reference to exhibit 10.26 of registrant’s Registration Statement submitted May 17, 2001 on form F-4 (File No. 333-13530)).

4.20                           Novation Agreement, dated February 13, 2003, to Modify, without Termination, a Euro Multi-Borrower Credit Facility dated February 9, 2001, between Cableuropa S.A.U., Valencia de Cable, S.A., Mediterránea Sur Sistemas de Cable, S.A., Mediterránea Norte Sistemas de Cable, S.A., Región de Murcia de Cable, S.A., Univertel Comunicaçôes Universais, S.A., Hydra Servicios de Atención al Cliente, S.A., as Borrowers and ONO Finance PLC, as lender.

4.21                           Note Depositary Agreement, dated February 9, 2001, by and between ONO Finance PLC and The Bank of New York Trust Company (Cayman) Limited, in respect of ONO Finance PLC’s $200,000,000 14% Notes (incorporated by reference to exhibit 10.27 of registrant’s Registration Statement submitted May 17, 2001 on form F-4 (File No. 333-13530)).

4.22                           Note Depositary Agreement, dated February 9, 2001, by and between ONO Finance PLC and The Bank of New York Trust Company (Cayman) Limited, in respect of ONO Finance PLC’s $150,000,000 14% Notes (incorporated by reference to exhibit 10.28 of registrant’s Registration Statement submitted May 17, 2001 on form F-4 (File No. 333-13530)).

4.23                           Shareholders’ Agreement of Grupo Corporativo ONO, S.A., dated January 2, 2002, by and between Ferrovial Telecommunications, S.A., Grupo Multitel, S.A., Cántabra de Inversiones, S.A., Spanish Telecommunications Limited S.à.r.l., Global Telecom Investments, LLC, Particel International Limited Partnership, VAL Telecommuniciones, S.L., and Grupo Corporativo ONO, S.A. (incorporated by reference to exhibit 4.18 of registrant’s Annual Report submitted May 10, 2002 on Form 20-F (File No. 333-10976-01)).

4.24                           Senior Bank Facility Agreement, dated August 8, 2001, between Cableuropa, S.A., Banc of America Securities Limited, Barclays Capital, BNP Paribas Sucursal en Espana, S.A., CIBC World Markets Plc, Crédit Lyonnais S.A., Deutsche Bank AG London, Fortis Bank S.A./N.V., Salomon Brothers International Limited, Scotiabank Europe Plc, TD Bank Europe Limited, The Governor and Company of the Bank of Scotland and the Royal Bank of Scotland Plc (incorporated by reference to exhibit 4.19 of registrant’s Annual Report submitted May 10, 2002 on Form 20-F (File No. 333-10976-01)).

4.25                           Amendment Agreement, dated February 13, 2003, in respect of  €800,000,000 Senior Facility Agreement dated August 8, 2001 between Cableuropa, S.A.U., on behalf of itself and as agent and representative of each other Obligor and Banc of America Securities Limited, on behalf of itself and as Agent for each of the Beneficiaries.

4.26                           Subordinated Loan Agreement, dated February 13, 2003, between Grupo Corporativo ONO, S.A. and Cableuropa, S.A.U.

7.0                                 Statement of Computation of Ratios: See Item 3. “Key Information—Selected Financial Data”.

8.0                                 Subsidiary Information: See Item 4.D. “Information on the Company—Organizational Structure”.

10.1                           Certification of Richard Alden, Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act 2002.

10.2                           Certification of Michael Vorstman, Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act 2002.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cableuropa, S.A.U.

(Registrant)

By:	/s/ Richard Alden

Name:	Richard Alden
Title:	Chief Executive Officer

Certification Pursuant to Section 302 of the Sarbanes-Oxley Act 2002

I, Richard Alden, certify that:

1.                                       I have reviewed this annual report on Form 20-F of Cableuropa, S.A.U., (the “Company”);

2.                                       Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.                                       Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.                                       The Company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as such term is defined in paragraph (c) of Exchange Act Rule 15d-14) for the Company and we have:

(a)                                  Designed such disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)                                 Evaluated the effectiveness of the Company’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this report (“Evaluation Date”);

(c)                                  Presented in this report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

(d)                                 Disclosed, based on our most recent evaluation, to the Company’s auditors and the audit committee of the board of directors (or persons fulfilling the equivalent function):

(i)                 All significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in internal controls; and

(ii)              Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls; and

(e)                                  Indicated in this report whether or not there were significant changes in the Company’s internal controls or in other factors that could significantly affect internal controls subsequent to the date of their most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

By:	/s/ Richard Alden
Name:	Richard Alden
Title:	Chief Executive Officer
Date:	May 9, 2003

Certification Pursuant to Section 302 of the Sarbanes-Oxley Act 2002

I, Michael Vorstman, certify that:

1.                                      I have reviewed this annual report on Form 20-F of Cableuropa, S.A.U., (the “Company”);

2.                                      Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.                                      Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.                                      The Company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as such term is defined in paragraph (c) of Exchange Act Rule 15d-14) for the Company and we have:

(a)                                  Designed such disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)                                 Evaluated the effectiveness of the Company’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this report (“Evaluation Date”);

(c)                                  Presented in this report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

(d)                                 Disclosed, based on our most recent evaluation, to the Company’s auditors and the audit committee of the board of directors (or persons fulfilling the equivalent function):

(i)                 All significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in internal controls; and

(ii)              Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls; and

(e)                                  Indicated in this report whether or not there were significant changes in the Company’s internal controls or in other factors that could significantly affect internal controls subsequent to the date of their most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

By:	/s/ Michael Vorstman
Name:	Michael Vorstman
Title:	Chief Financial Officer
Date:	May 9, 2003

CABLEUROPA, S.A.U. AND SUBSIDIARIES

(CABLEUROPA GROUP)

Audit Report and Consolidated Financial Statements as

of December 31, 2001 and 2002

[LETTERHEAD]

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Cableuropa, S.A.:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of profit and loss and cash flows and of changes in shareholders' equity included on pages F-5 to F-60, present fairly, in all material respects, the financial position of Cableuropa, S.A. and its subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the two years ended December 31, 2002, in conformity with accounting principles generally accepted in Spain. These consolidated financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards in Spain and in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Accounting principles generally accepted in Spain vary in certain significant aspects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of consolidated net loss expressed in euro for each of the two years ended December 31, 2002 and the determination of consolidated shareholders' equity as of December 31, 2002 and 2001, to the extent summarised in Note 25 to the consolidated financial statements.

/s/ Pricewaterhouse Coopers

Madrid, Spain

April 1, 2003

[LETTERHEAD]

REPORT OF INDEPENDENT AUDITORS

To the shareholders of Cableuropa, S.A.:

We have audited the accompanying consolidated statement of operations for the year ended December 31, 2000. This consolidated financial statement is the responsibility of the Group's management. Our responsibility is to express an opinion on this consolidated statement of operations based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Spain and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of operations is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of operations. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated statement of operations referred to above presents fairly, in all material respects, the results of operations of the Group for the year ended December 31, 2000, in conformity with accounting principles generally accepted in Spain.

Accounting principles used by the Group in preparing the accompanying consolidated statement of operations conform with those generally accepted in Spain, but do not conform with accounting principles generally accepted in the United States of America. A description of these differences, including consolidated statement of cash flow, and a complete reconciliation of the consolidated net loss to United States of America generally accepted accounting principles is set forth in Note 25.

/s/ Arthur Andersen y Cía., S.Com.

Madrid, Spain

March 24, 2001

CABLEUROPA, S.A.U. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001

(In Euro thousand)

		As of December 31
	Note	2002	2001

ASSETS
Current assets
Contributions due from shareholders		—	2
Cash		1,258	612
Short-term investments, net	10	50,807	39,515
Accounts receivable, net	9	187,896	122,136
Other current assets		5,706	9,599
Total current assets		245,667	171,864

Fixed Assets
Start-up costs, net	4	13,766	144,806
Intangible assets, net	5	139,374	157,361
Tangible assets, net	6	1,202,396	1,065,240
Financial assets	7	313,744	178,689

Goodwill on consolidation	8	239,933	256,163

Deferred expenses, net		104,374	113,288
Total assets		2,259,254	2,087,411

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Short-term debt to credit entities	14	40,360	72,136
Accrued interest expenses	14	41,986	40,452
Accounts payable	16	246,070	278,267
Other current liabilities		11,117	7,529
Total current liabilities		339,533	398,384

Long-term debt	14	1,262,915	1,132,666

Other long term liabilities	15	120,588	117,562

Commitments and contingencies	13	20,016	27,125

Minority interests	12	—	830

Participative loans	11	300,000	—

Shareholders’ equity	11
Common stock		484,663	484,663
Share premium		337,746	337,746
Accumulated deficit, beginning of period		(411,565)	(194,645)
Net loss for the year		(194,642)	(216,920)

Total shareholders’ equity		216,202	410,844
Total liabilities and shareholders’ equity		2,259,254	2,087,411

The accompanying notes are an integral part of these consolidated financial statements.

CABLEUROPA, S.A.U. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT AND LOSS FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(In Euro thousand)

		Year ended December 31
	Note	2002	2001	2000

Revenues	19	253,438	143,605	51,426

Operating expenses

Cost of services	19	85,741	74,251	35,560
Broadcast rights amortization	19	5,736	4,508	4,808
Selling, general and administrative expenses	19	180,821	188,466	203,590
Restructuring and other related expenses	19	—	9,127	430
Less costs capitalized as start-up costs and property and equipment	19	(28,938)	(61,756)	(117,922)
Depreciation and amortization	19	98,303	80,771	33,897

Total operating expenses before net financial expense and goodwill amortization		341,663	295,367	160,363

Operating loss		(88,225)	(151,762)	(108,937)

Amortization of goodwill		(13,434)	(13,753)	(1,772)
Net financial expense	19	(96,761)	(146,870)	(113,145)

Loss from ordinary activities		(198,420)	(312,385)	(233,854)

Net extraordinary (expense)/income	19	(171,763)	(3,341)	25,680

Loss before income taxes and minority interests		(370,183)	(315,726)	(198,174)

Income tax credits	18	174,723	97,083	—

Loss before minority interests		(195,460)	(218,643)	(198,174)

Loss attributed to minority interests	12	818	1,723	73,306

Net loss for the year		(194,642)	(216,920)	(124,868)

The accompanying notes are an integral part of these consolidated financial statements.

CABLEUROPA, S.A.U. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In Euro thousand, except number of shares data)

	Share Capital	Number of Shares	Share Premium	Accumulated Deficit	Net Loss for the year	Total

Balance, December 31, 1999	134,609	134,605,970	12,695	(24,481)	(45,296)	77,527

Issuance of common stock, net	354,342	354,345,315	325,051	—	—	679,393
Transfer of 1999 net loss	—	—	—	(45,296)	45,296	—
Net loss for the year	—	—	—	—	(124,868)	(124,868)

Balance, December 31, 2000	488,951	488,951,285	337,746	(69,777)	(124,868)	632,052

Issuance of common stock, net	2,830	2,830,144	—	—	—	2,830
Treasury shares acquisition	—	—	(7,118)	7,118	—	—
Capital reduction	(7,118)	(7,118,710)	7,118	(7,118)	—	(7,118)
Transfer of 2000 net loss	—	—	—	(124,868)	124,868	—
Net loss for the year	—	—	—	—	(216,920)	(216,920)

Balance, December 31, 2001	484,663	484,662,719	337,746	(194,645)	(216,920)	410,884
Transfer of 2001 net loss	—	—	—	(216,920)	216,920	—
Net loss for the year	—	—	—	—	(194,642)	(194,642)

Balance, December 31, 2002	484,663	484,662,719	337,746	(411,565)	(194,642)	216,202

The accompanying notes are an integral part of these consolidated financial statements.

CABLEUROPA, S.A.U. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In Euro thousand, except otherwise indicated)

1.                                      Group structure and activities

The primary activity of Cableuropa, S.A.U. and its consolidated subsidiaries is the development and operation of broadband cable television and telecommunications networks in Spain.

The Group, which operates under the brand name of ONO, is comprised mainly of cable operators that obtained their corresponding territorial licenses and concessions for the provision of telecommunications and cable television services in their respective franchise areas. These licenses were subsequently modified by the Spanish Ministry of Science and Technology, separating those for the provision of cable television services and those for the provision of telecommunications and other services. The Group also includes other companies created or acquired for the provision of telecommunication services outside the franchise areas.

Cableuropa, S.A.U. was incorporated on June 2, 1992. It is domiciled at Edificio Belagua, c/ Basauri 7-9, 28023, Urbanización La Florida, Madrid (District of Moncloa-Aravaca), Spain.

The companies composing the Group are the following:

Operating companies:

Company Name	Head Office Location	Direct and Indirect Ownership (%) December 31, 2001	Direct and Indirect Ownership (%) December 31, 2002		Date Franchise Awarded	Franchise Area

Cableuropa, S.A.U	Madrid	n/a	n/a		01/14/98	Albacete (City)
					07/31/97	Cádiz (City)
					05/28/98	Huelva (City)
					11/13/97	Mallorca (Island)
					08/07/98	Cantabria
					02/26/98	El Puerto de Santamaria
					12/31/98	Sanlúcar de Barrameda
Cable y Televisión de Andalucía, S.A.U	Jerez	99.58		(1)	08/07/98	Region of Andalucia IV Comunidad Valenciana
Mediterránea Sur Sistemas de Cable, S.A.	Alicante	97.83	97.83		08/07/98	Sur
						Comunidad Valenciana
Mediterránea Norte Sistemas de Cable, S.A.	Castellón	97.83	97.83		08/07/98	Norte and Torrente
Región de Murcia de Cable, S.A.	Murcia	99.94	99.94		11/13/97	Murcia
Valencia de Cable, S.A.	Valencia	98.13	98.13		10/21/97	Valencia (City)
						Areas of Lisbon and Porto
Univertel Comunicaçôes Universais, S.A.(2)	Lisbon	100.00	100.00		03/23/99	(Portugal	)

(1)                                  Company 100% owned by Jerez de Cable, S.L. The company has been merged into Cableuropa, S.A.U. as of January 1, 2002.

(2)                                  Company 100% owned by Argos Telecomunicaciones, S.A.U.

Other subsidiaries:

Company Name	Head Office Location	Direct and Indirect Ownership (%) December 31, 2001	Direct and Indirect Ownership (%) December 31, 2002

ONOLab Internet, S.A.U.(1)	Madrid	100.00	100.00
ONONet Comunicaciones, S.A.U.	Madrid	100.00		(2)
ONO Service Provider, S.A.U.	Madrid	100.00		(3)
Jerez de Cable, S.L.	Jerez	99.58		(4)
Argos Telecomunicaciones, S.A.U.	Madrid	100.00	100.00
TeleSanlúcar, S.L.	Cádiz	90.00		(5)
NSEC International, B.V.(6)	Netherlands	100.00	100.00
Hydra Servicios de Atención al Cliente, S.A.U.(7)	Valencia	100.00	100.00
Madrid Sistemas de Cable, S.A.(8)	Madrid	75.00	74.00
Sevilla Sistemas de Cable, S.A.(8)	Sevilla	85.00	74.00
Merlín Servicios Portadores, S.A.U.(9)	Logroño	100.00	100.00

(1)                                  The company’s corporate purpose is the provision of ISP services, the development and operations of the Group’s broadband portals and the management of the Group’s Internet Cafes.

(2)                                  The company’s corporate purpose is the construction, installation and management of telecommunications networks and the provision of telecommunications services. The company has been merged into Cableuropa as of January 1, 2002.

(3)                                  Company acquired on September 18, 2001. It mainly engages in the provision of value added telecommunications services to the business market. The company has been merged into Cableuropa as of January 1, 2002.

(4)                                  The company has been merged into Cableuropa as of January 1, 2002.

(5)                                  Company engages in regional television production. The company has been merged into Cableuropa as of January 1, 2002.

(6)                                  Company which owned 1.52% of Jerez de Cable, S.L. as of December 31, 2001.

(7)                                  The corporate purpose of this company is the provision to third parties of comprehensive services covering secretarial work, telephone services, management, administration and consulting in relation to the implementation, development and operation of customer service centers maintained by telecommunications services companies. Subsidiary excluded from consolidation. The effect on the consolidated financial statements had the subsidiary been included in consolidation would not have been significant.

(8)                                  Companies with no activity, to be liquidated in the short term and excluded from the consolidation (see Note 10).

(9)                                  Company acquired on July 26, 2001, whose corporate purpose is the installation of cable systems and owned 1.11% of Abrared, S.A. This stake was sold during 2002.

Due to the significant investment incurred in the development of the Group’s cable telecommunications network, the cost of launching commercial services and of acquiring customers, the Group companies have incurred losses. Subject to satisfactory execution of its business plan, the Group considers that has sufficient financing to fully fund the development of its network, to finance operating losses and working capital requirements of its business plan.

2.                                      Basis of presentation

The consolidated financial statements and the accompanying notes are prepared in accordance with generally accepted accounting principles in Spain (“Spanish GAAP”), which presents the information required under Spanish Corporate Law.

Certain accounting practices applied by the Group that conform with generally accepted accounting principles in Spain may not conform with generally accepted accounting principles in the United States (“US GAAP”). A description of differences and a reconciliation of consolidated net loss and shareholders’ equity from Spanish GAAP to US GAAP is set forth in Note 25. The financial statements have been reformatted from the original Spanish statutory financial statements presentation and include certain additional disclosures in order to conform more closely to the form and content of financial statements required by the US Securities and Exchange Commission.

(a)                                  True and fair view

The consolidated financial statements have been prepared on the basis of the accounting records of Cableuropa, S.A.U. and the consolidated companies, and include all adjustments and reclassifications required for consistency with the parent company in terms of both timing and values. These financial statements are presented in accordance with the provisions of current mercantile legislation and the rules laid down in the General Accounting Plan and in Royal Decree 1815/1991 which approved the rules for the drawing up of consolidated financial statements for the purpose of giving a true and fair view of the consolidated Group’s net worth, financial situation and results.

The figures in these consolidated financial statements are expressed in thousand of euro unless otherwise stated.

(b)                                 Consolidation principles

The consolidated financial statements have been prepared by applying the acquisition method.

All the financial statements of the Group companies used in the consolidation process relate to the year ended December 31, 2002.

The results of the operations of companies acquired or sold have been included since or until the date of acquisition or sale, as appropriate.

(c)                                  Groupings of items

The consolidated financial statements are presented in a summarized form. When appropriate, an analysis is provided in the relevant note to the financial statements.

(d)                                 Comparability

Due to the change in the accounting criteria related to the depreciation of launching and prematurity costs, as described in note 3.e, this fact needs to be considered when comparing the year 2002 with previous years.

3.          Accounting policies

(a)                                  Goodwill on consolidation

The positive difference between the book value of the parent company’s direct or indirect shareholdings in subsidiaries and the value of the portion of the subsidiaries’ net worth which is attributable to those shareholdings, adjusted for any latent capital gains at the date of the acquisition, is recorded in the consolidation process as Goodwill on consolidation.

Goodwill on consolidation is written off on a straight line basis over 20 years as this is considered to be the average payback period for the investments concerned.

(b)                                 Balances and transactions between companies included in the consolidation

All significant balances and transactions between consolidated companies are eliminated in the consolidation process.

(c)                                  Minority interests

Third party holdings in the capital and reserves and results of the consolidated subsidiaries are recorded under minority interests in the attached consolidated balance sheet and under loss attributed to minority shareholders in the consolidated statements of profit and loss, respectively, up to the limit of their contributions.

(d)                                 Uniformity

To facilitate a uniform presentation of the items making up the attached consolidated financial statements, the parent company’s accounting principles and standards have been applied to all companies included in the consolidation.

(e)                                  Start-up costs

Start-up costs mainly include start-up costs incurred by the Group prior to the launch of operations and during the prematurity period (see note 19.c), and leasehold improvements.

The Group considers the prematurity period as the period in which network construction increases faster than the company’s commercial operations. For cable operators, it is normal to have a significant portion of idle capacity during the starting years of operations, as substantial completion of the network construction is needed before commercial launch of services. The Group estimates a different prematurity period for each franchise depending on the size of that franchise area, density of population and planned network rollout period.  In addition, this caption includes the cost related to capital increases made by the different companies of the Group, as well as other related legal and registration fees.

All capitalized start-up costs are amortized on a straight-line basis over a period of 5 years either from the date of commercial launch of services or when incurred.

As a consequence of the changes occurring in the telecommunications sector, as well as changes in the circumstances of the Group, particularly at the end of year 2002, and considering the Group’s intention to converge over time with International Accounting Standards, the Group has modified the accounting criteria related to the depreciation of start-up costs during the year 2002, writing these off completely. The effect of the change of this accounting criteria has produced an extraordinary charge of euro 139.9 million as specified in note 19.g.

(f)                                    Intangible assets

Intangible fixed assets are recorded at their purchase cost or development cost.

The main items included under this caption are the following:

•                                          Franchise acquisition

Franchise acquisition costs consist primarily of costs incurred in preparing and obtaining the telecommunications and cable television licenses and concessions in the different franchise areas.

The franchise acquisition costs are amortized on a straight-line basis over the initial license period of the franchise, which is 25 years.

•                                          Computer software

Computer software acquired from third parties is recorded at cost. Computer software is amortized on a straight-line basis over a period of 5 years.

•                                          Broadcast rights

The rights to be used in a period beyond one year are accounted for as intangible assets and therefore included under this caption. The costs of these rights are charged to the statements of profit and loss on a straight-line basis over the term of the broadcast rights agreement. The rights to be used within one year are accounted for as inventory within the caption Other current assets.

•                                          Finance leases

Assets being acquired under finance leases are recorded under intangible fixed assets when the terms of the lease imply that the assets should be capitalized. These are depreciated over their useful lives at the same rates as those set for similar tangible fixed assets. The related financial expense is charged to the statements of profit and loss over the term of the lease using the effective interest method.

(g)                                 Property and equipment

Property and equipment, which includes construction materials, direct labor and related overhead, are stated at cost. Additions, replacements, installation costs and major improvements that increase productivity, capacity or efficiency or that extends the economic life of the assets are capitalized. Costs for normal repairs and maintenance are charged to the statements of profit and loss as incurred.

When tangible fixed assets are retired or otherwise disposed of, the asset and accumulated depreciation accounts are adjusted accordingly.

These assets are depreciated on a straight-line basis over their estimated useful lives, shown as follows:

Years of Estimated Useful Life

Network and technical equipment	7 to 25
Other installations	10
Customer premise equipment	6 to 7
Computer hardware	4 to 5
Other tangible fixed assets	5 to 13

Property and equipment are depreciated on a straight-line basis, although during the prematurity period this depreciation is weighted depending on each operating company’s stage of development. This depreciation method has also been approved by the Spanish tax authorities for fiscal purposes.

The Group evaluates the carrying value of all assets whenever events or circumstances indicate the carrying value of assets may exceed their recoverable amounts. An impairment loss is recognized when the estimated future cash flows expected to result from the use of an asset are less than the carrying value of the asset (see note 6). Cable television network assets acquired prior to the deployment of the new telecommunications network are recorded at net realizable value.

(h)                                 Financial assets

This caption includes, mainly, deferred tax credits related to fiscal years ended December 31, 1999 to December 31, 2002 that have been recognized by the Group subsidiaries in their financial statements. Deferred tax credits are accounted for as financial investments when the Group management considers the recoverability of these amounts beyond one year.

Deferred tax credits that Group management considers to be recoverable within one year are presented as Accounts Receivable.

(i)                                     Deferred expenses

Costs to obtain debt financing are deferred and amortized over the life of the debt facility on a straight-line basis, which approximates to the costs that would be incurred under the effective interest method.

(j)                                     Restricted cash deposits

The restricted cash (see note 10), as well as its associated collateral, related to the notes issued by ONO Finance, PLC in May 1999 and June 2000 and the related Multi Borrower Credit Facility Agreements entered into between ONO Finance, PLC and the Group and to the senior bank facility (see note 14), which mature in the short term, have been classified as short term investments.

(k)                                  Inventories

Inventories are stated at their weighted average cost and correspond mainly to customer premises equipment. It also includes broadcast rights to be used within one year amortized on a straight-line basis into cost of services within the soccer season.

(l)                                     Transactions and balances denominated in foreign currencies

Receivables and payables denominated in foreign currencies are stated at year-end exchange rates. Transactions in foreign currencies are recorded on the statements of profit and loss at the exchange rates on the dates when they took place. Realized gains, together with realized and unrealized losses on exchange, are taken to the statements of profit and loss in the year. Unrealized gains are recorded as deferred income and recorded to the statements of profit and loss only when they are realized, or if they offset unrealized losses recognized in the same accounting period.

(m)                               Severance payments

Severance indemnities that can be reasonably quantified are expensed in the year in which the related decision is taken.

(n)                                 Share based compensation plan

The Group has adopted a phantom stock option plan (the “Phantom Plan”) for certain employees and directors, which provides that eligible employees and directors with the right, subject to vesting, to receive the difference between the market value of certain number of shares of Cableuropa, S.A.U. (estimated by the Board of Directors) and their exercise price. The maximum period to exercise the options is 10 years. The liability under the Phantom Plan is recalculated annually. Changes in value of the options are recognized in the statements of profit and loss in the year incurred (see note 13).

(o)                                 Short and long-term liabilities

Short and long-term liabilities are stated at the amount at which they are to be repaid and any implicit interest included either in their face value or repayment value is recorded under Deferred expenses. Such interest is expensed using the effective interest method.

Liabilities are classified in the Group’s balance sheet according to their maturity. Short term is considered for those liabilities with maturity less than a year and long term for those liabilities with maturity over a year.

(p)                                 Corporate income tax

Corporate income tax expense is recognized based on the reported profit as adjusted for permanent differences between reported and taxable consolidated profits, and the effects of any tax credits and deductions. Deferred tax assets and liabilities arising from timing differences in the recognition of income and expense for accounting and tax purposes are recorded in the consolidated balance sheet until the underlying timing differences reverse, if it can be demonstrated that the deferred tax assets can be realized within a ten year period from the date on which the assets were generated.

(q)                                 Income and expenses

Income and expenses are recorded on an accruals basis, i.e. in the period in which the income or expense deriving from the goods or services in question is earned or incurred.

Revenues are derived, mainly, from the sale of telecommunications and cable television services to residential and business customers and from network interconnection with other operators and are recognized in the period the related services are provided.

Such revenues are recognized only when persuasive evidence of a sales arrangement exists, the related services have been rendered, the sales price to the customer is fixed and determinable and collectibility is reasonably assured.

For reasons of prudence, however, the Group only records profits realized at the year end, while foreseeable risks and potential losses are recorded as soon as they are identified.

4.          Start-up costs

	Euro thousand
	Balance at 12.31.2000	Additions	Amortizations	Balance at 12.31.2001

Start-up costs, net	134,272	34,757	(29,611)	139,418
Stock issuance costs, net	3,056	3,645	(1,313)	5,388

Total start-up costs	137,328	38,402	(30,924)	144,806

	Euro thousand
	Balance at 12.31.2001	Additions	Transfers	Amortizations	Write off (note 19.g)	Balance at 12.31.2002

Start-up costs, net	139,418	12,177	1,231	(3,874)	(139,859)	9,093
Stock issuance costs, net	5,388	1,066	(73)	(1,708)	—	4,673

Total start-up costs	144,806	13,243	1,158	(5,582)	(139,859)	13,766

5.                                      Intangible assets

	Euro thousand
	Balance at 12.31.2000	Acquisitions	Additions	Disposals	Transfers	Balance at 12.31.2001

Cost

Brand	617	—	—	—	—	617
Goodwill	116	—	—	—	125,725	125,841
Franchise acquisition costs	9,102	—	2,846	—	—	11,948
Broadcast rights	7,212	—	2,004	(4,508)	—	4,708
Computer software	23,450	1,465	4,876	—	—	29,791
Research and development	235	—	—	—	—	235
Finance leases	3,384	—	2,954	(29)	—	6,309
Other intangible fixed assets	240	—	—	—	—	240

Total cost	44,356	1,465	12,680	(4,537)	125,725	179,689

Amortization

Brand	(197)	—	(96)	—	—	(293)
Goodwill	(57)	—	(6,254)	—	(568)	(6,879)
Franchise acquisition costs	(750)	—	(266)	—	—	(1,016)
Computer software	(6,292)	(555)	(6,200)	—	—	(13,047)
Research and development	(129)	—	(35)	—	—	(164)
Finance leases	(18)	—	(750)	13	—	(755)
Other intangible fixed assets	(29)	—	(145)	—	—	(174)

Total amortization	(7,472)	(555)	(13,746)	13	(568)	(22,328)

Total intangible assets, net	36,884	910	(1,066)	(4,524)	125,157	157,361

	Euro thousand
	Balance at 12.31.2001	Additions	Disposals	Transfers (note 8)	Balance at 12.31.2002

Cost

Brand	617	21	—	—	638
Goodwill (see note 8)	125,841	227	—	2,180	128,248
Franchise acquisition costs	11,948	7	—	—	11,955
Broadcast rights	4,708	2,907	(3,933)	—	3,682
Computer software	29,791	2,615	(13)	—	32,393
Research and development	235	—	—	—	235
Finance leases	6,309	—	—	—	6,309
Other intangible fixed assets	240	—	—	—	240

Total cost	179,689	5,777	(3,946)	2,180	183,700

Amortization

Brand	(293)	(95)	—	—	(388)
Goodwill (see note 8)	(6,879)	(6,436)	—	(138)	(13,453)
Franchise acquisition costs	(1,016)	(5,321)	(111)	—	(6,448)
Computer software	(13,047)	(7,507)	8	7	(20,539)
Research and development	(164)	(35)	—	20	(179)
Finance leases	(755)	(2,372)	—	—	(3,127)
Other intangible fixed assets	(174)	(12)	10	(16)	(192)

Total amortization	(22,328)	(21,778)	(93)	(127)	(44,326)

Total intangible assets, net	157,361	(16,001)	(4,039)	2,053	139,374

The goodwill included under this caption arises as a consequence of the merger processes as described in note 11 and is amortized on a straight line basis over a period of 20 years, as this is considered to be the average payback period for the investments concerned.

The movements in goodwill during 2001 and 2002 are as follows:

Euro thousand

Net book value as at December 31, 2000	59

Transfers of goodwill in year 2001
Corporación Mallorquina del Cable, S.A.U.	58,829
Albacete Sistemas de Cable, S.A.U.	4,547
Huelva de Cable y Televisión, S.A.U.	4,147
Cable y Televisión del Puerto, S.A.U.	3,644
Santander de Cable, S.A.U.	44,589
Cádiz de Cable y Televisión, S.A.U.	7,436
TDC Sanlúcar, S.A.U.	2,533

Amortization transfers year 2001	(568)

Amortization charge year 2001	(6,254)

Net book value as at December 31, 2001	118,962

Transfers of goodwill in year 2002
Cable y Televisón de Andalucía, S.A.U.	1,505
Telesanlúcar, S.L.U.	675

Amortization transfers year 2002	(138)

Additions year 2002	227

Amortization charge year 2002	(6,436)

Net book value as at December 31, 2002	114,795

Details of the relevant finance leases are as follows:

		Euro thousand

	Term	Cost	Purchase Option Value	Installments paid year		Installments outstanding at 12.31.2002
				2002	2001 and prior years

Computer Hardware	24/36 months	6,309	220	2,424	2,667	1,995

As at December 31, 2002 fully depreciated intangible assets with an original cost of euro 11.8 million are still being used in operations.

There were no fully depreciated intangible assets still being used in operations as at December 31, 2001.

6.          Tangible Assets

	Euro thousand
	Balance as at 12.31.2000	Acquisitions	Additions	Transfers	Disposals	Balances as at 12.31.2001
Cost
Network and technical equipment	624,210	—	296,947	64,256	(914)	984,499
Other installations	3,807	—	170	—	(138)	3,839
Computer hardware	20,818	7,424	5,899	—	(172)	33,969
Furniture and other tangible fixed assets	7,178	1,796	2,073	3,592	(312)	14,327
Total operating tangible fixed assets	656,013	9,220	305,089	67,848	(1,536)	1,036,634
Payments on account and assets in course of construction	102,068	—	54,575	(67,848)	—	88,795
Total cost	758,081	9,220	359,664	—	(1,536)	1,125,429

Amortization
Network and technical equipment	(14,082)	—	(29,890)	—	373	(43,599)
Other installations	(615)	—	(447)	—	—	(1,062)
Computer hardware	(3,171)	(3,218)	(4,747)	—	75	(11,061)
Furniture and other tangible fixed assets	(1,081)	(488)	(1,017)	—	119	(2,467)
Total accumulated amortization	(18,949)	(3,706)	(36,101)	—	567	(58,189)
Provisions	—	—	(2,000)	—	—	(2,000)
Total tangible assets, net	739,132	5,514	321,563	—	(969)	1,065,240

	Euro thousand
	Balance as at 12.31.2001	Additions	Transfers	Disposals	Balances as at 12.31.2002
Cost
Network and technical equipment	984,499	73,419	199,187	(10,472)	1,246,633
Other installations	3,839	117	—	(124)	3,832
Computer hardware	33,969	3,927	(86)	(17)	37,793
Furniture and other tangible fixed assets	14,327	134	(547)	(210)	13,704
Total operating tangible fixed assets	1,036,634	77,597	198,554	(10,823)	1,301,962
Payments on account and assets in course of construction	88,795	175,276	(200,302)	—	63,769
Total cost	1,125,429	252,873	(1,748)	(10,823)	1,365,731

Amortization

Network and technical equipment	(43,599)	(61,780)	726	1,278	(103,375)
Other installations	(1,062)	(405)	(25)	84	(1,408)
Computer hardware	(11,061)	(7,509)	7	11	(18,552)
Furniture and other tangible fixed assets	(2,467)	(1,248)	(130)	126	(3,719)

Total accumulated amortization	(58,189)	(70,942)	578	1,499	(127,054)

Provisions	(2,000)	(34,281)	—	—	(36,281)

Total tangible assets, net	1,065,240	147,650	(1,170)	(9,324)	1,202,396

The Group has insurance policies to cover possible risks affecting its tangible assets used in operations.

The network and technical equipment caption includes network construction cost within the Group’s franchise areas as well as investments in the national fiber optic network that interconnects the franchise areas and provides telecommunications services outside of these.

As at December 31, 2002 analog set top boxes, with an original cost of euro 42.8 million, have been fully depreciated by their net book value, euro 32 million (see note 19.g). This depreciation charge has been provided for as a consequence of the decision taken to launch digital TV services in 2003.

In addition to the analog set top boxes  referred to above, as at December 31, 2002 other  fully depreciated tangible assets with an original cost of euro 3.2 million are still being used in operations.

There were no fully depreciated assets still being used in operations as at December 31, 2001.

As at December 31, 2002 and 2001 the Group had purchase commitments outstanding with its main equipment and construction suppliers for euro 51.2 million, and euro 76 million respectively.

7.                                      Financial assets

	Euro thousand
	Balance at 12.31.2000	Additions	Transfers	Balance at 12.31.2001

Deferred tax credits	38,979	137,625	—	176,604
Restricted long term cash deposits	25,982	—	(25,982)	—
Other financial investments	1,389	696	—	2,085

	66,350	138,321	(25,982)	178,689

	Euro thousand
	Balance as at 12.31.2001	Additions	Disposals	Transfers	Balance at 12.31.2002

Deferred tax credits (see note 18)	176,604	211,459	(4,780)	(70,849)	312,434
Other financial investments	2,085	—	(775)	—	1,310

	178,689	211,459	(5,555)	(70,849)	313,744

8.                                      Goodwill on consolidation

	Euro thousand
	Balance at 12.31.2000	Additions	Transfers (note 5)	Balance at 12.31.2001

Companies
Valencia de Cable, S.A.	66,152	228		66,380
Región de Murcia de Cable, S.A.	64,638	188		64,826
Mediterránea Norte Sistemas de Cable, S.A.	55,462	610		56,072
Mediterránea Sur Sistemas de Cable, S.A.	78,877	500		79,377
Cable y Televisión de Andalucía, S.A.U.	1,433	72		1,505
Corporación Mallorquina del Cable, S.A.U.	58,105	724	(58,829)	—
Albacete Sistemas de Cable, S.A.U.	4,547	—	(4,547)	—
Huelva de Cable y Televisión, S.A.U.	4,147	—	(4,147)	—
Cable y Televisión de El Puerto, S.A.U.	3,644	—	(3,644)	—
Santander de Cable, S.A.U.	43,538	1,051	(44,589)	—
Cádiz de Cable y Televisión, S.A.U.	7,436	—	(7,436)	—
TDC Sanlúcar, S.A.U.	2,533	—	(2,533)	—
NSEC International, B.V.	2,075	(927)	—	1,148
Telesanlúcar, S.L.	675	—	—	675
Univertel Comuniçacôes Universais, S.A.	878	—	—	878
Merlín Servicios Portadores, S.A.U.	—	260	—	260

Total Cost	394,140	2,706	(125,725)	271,121

Less: amortizations	(1,773)	(13,753)	568	(14,958)

Total goodwill, net	392,367	(11,047)	(125,157)	256,163

	Euro thousand
	Balance as at 12.31.2001	Additions/Disposals	Transfers (note 5)	Balance as at 12.31.2002

Companies
Valencia de Cable, S.A.	66,380	—	—	66,380
Región de Murcia de Cable, S.A.	64,826	—	—	64,826
Mediterránea Norte Sistemas de Cable, S.A.	56,072	—	—	56,072
Mediterránea Sur Sistemas de Cable, S.A.	79,377	—	—	79,377
Cable y Televisión de Andalucía, S.A.U.	1,505	—	(1,505)	—
NSEC, B.V.	1,148	—	—	1,148
Telesanlúcar, S.L.U.	675	—	(675)	—
Univertel Comuniçacôes Universais, S.A.	878	—	—	878
Merlín Servicios Portadores, S.A.U.	260	—	—	260

Total Cost	271,121	—	(2,180)	268,941

Less amortization	(14,958)	(13,434)	138	(28,254)

Provision	—	(754)	—	(754)

Total goodwill, net	256,163	(14,188)	(2.042)	239,933

Transfers from goodwill to intangible assets are consequence of the merger process described in note 11.

9.                                      Accounts receivable

	Euro thousand
	2002	2001

Receivables from related parties (see note 20)	31,853	2,457
Accounts receivables and other debtors	49,991	40,368
Tax receivables (see note 18)	129,595	89,963

Less: Allowance for doubtful accounts	(23,543)	(10,652)

Total accounts receivable, net	187,896	122,136

10.        Short term investments

	Euro thousand
	2002	2001

Short term investments	2,202	2,461
Short term securities portfolio	351	9,891
Short term restricted cash deposits	39,110	27,565
Short term rental deposits	269	2,059
Other short term investments	11,077	—

Less: Provisions	(2,202)	(2,461)

Total short term investments, net	50,807	39,515

Short term restricted cash deposits 2001

In connection with the notes issued by ONO Finance, PLC in May 1999 and June 2000 and the related Multi Borrower Credit Facility Agreements entered between ONO Finance, PLC and the Group (see note 14), the Group committed to hold in escrow accounts sufficient cash to meet the interest payments on these facilities until November 2001 and July 2002, respectively.

This restricted cash, as well as its associated collateral, is classified in the Group’s balance sheet based on the expected utilization of such funds.

Movements on the escrow accounts are shown below:

Euro thousand

Short term restricted cash deposits December 31, 2001	27,565
Interest Payments	(27,990)
Interest income on escrow cash deposit accounts	539
Transfer of surplus	(114)

Short term restricted cash deposits December 31, 2002	—

Short term restricted cash deposits 2002

In connection with the senior bank facility, the Group committed to hold in an escrow account sufficient cash to meet all the interest payments until March 31, 2003 under the Multi-borrower Credit Facilities between the Group and ONO Finance, PLC in relation to the Notes issued by ONO Finance, PLC.

The original deposit amounted to euro 39 million and has accrued interest of euro 110 thousand.

The short-term securities portfolio for the years 2002 and 2001 consists mostly of euro deposits, with yields ranging from 1.7% to 3.34%, and from 1.7% to 5.6%, respectively.

11.                               Shareholder’s equity

	Euro thousand (except Number of Shares)
	Share capital	Number of Shares	Share Premium	Accumulated Deficit	Net Loss for the year	Total

Balance, Decemer 31, 2000	488,951	488,951,285	337,746	(69,777)	(124,868)	632,052

Issuance of common stock, net	2,830	2,830,144	—	—	—	2,830
Treasury shares acquisition	—	—	(7,118)	7,118	—	—
Capital reduction	(7,118)	(7,118,710)	7,118	(7,118)	—	(7,118)
Transfer of 2000 net loss	—	—	—	(124,868)	124,868	—
Net loss for the year	—	—	—	—	(216,920)	(216,920)

Balance, December 31, 2001	484,663	484,662,719	337,746	(194,645)	(216,920)	410,844

Transfer of 2001 net loss	—	—	—	(216,920)	216,920	—
Net loss for the year	—	—	—	—	(194,642)	(194,642)

Balance, December 31, 2002	484,663	484,662,719	337,746	(411,565)	(194,642)	216,202

(a)                                     Share capital

The share capital in Cableuropa, S.A.U. as at December 31, 2002 is 484,662,719 euros and consist of 484,662,719 fully subscribed and paid ordinary bearer shares with a par value of euro 1 each.

Share capital movements during the year 2001 are as follows:

	Number of shares	Euro thousand

Share capital increase (11/03/00)(1)	2,830,144	2,830
Share capital reduction (11/29/01)	(7,118,710)	(7,119)

(1)         Notarized as in a public deed as at June 26, 2001.

Capital increase

In order to continue to simplify its corporate structure, the General Shareholders´ Meeting of Cableuropa, S.A.U. decided on November 3, 2000 a capital increase to be fully subscribed and paid through the exchange for shareholdings in certain subsidiaries of the Group. The capital increase was executed for 2,830,144 euros through the issue of 2,830,144 new ordinary shares with a par value of euro 1.  The share capital increase deed executed on June 26, 2001 was registered at the Mercantile Register in Madrid.

Capital reduction

On July 3, 2001 Cableuropa, S.A.U. purchased, at par, 7,118,710 of its own shares from Santander Central Hispano Investment, S.A. (SCHI). These shares were originally issued in July 2000 in order to hedge the Group’s exposure to the Phantom Plan. Subsequent to the Group’s decision to cancel its Initial Public Offering in October 2000 such hedging was cancelled.

On November 29, 2001 the General Shareholders’ Meeting of Cableuropa, S.A.U. resolved to reduce share capital through the cancellation of 7,118,710 own shares with a par value of euro 1, held by the company as a result of the aforementioned acquisition. The capital reduction was executed in a deed on December 14, 2001 and presented at the Mercantile Register in Madrid.

Vertical mergers

On December 31, 2001 a public deed was registered in the Mercantile Register of Madrid for the merger of the following subsidiaries in which Cableuropa, S.A.U. had a 100% shareholding: Albacete Sistemas de Cable, S.A.U., Cable y Televisión de El Puerto, S.A.U., Cádiz de Cable y Televisión, S.A.U., Corporación Mallorquina de Cable, S.A.U., Huelva de Cable y Televisión, S.A.U., Santander de Cable, S.A.U. and TDC Sanlucar, S.A.U. As the merger was a vertical merger, this operation did not give rise to a capital increase in the acquiring company. The merger was authorized by the Ministry of Science and Technology.

On October 1, 2002 a public deed was registered in the Mercantile Register of Madrid  for the merger of the following subsidiaries in which Cableuropa, S.A.U. had a 100% shareholding: Cable y Televisión de Andalucía, S.A.U., Jerez de Cable, S.L.U., Onolab Internet, S.A.U., Ono Service Provider, S.A.U. y Telesanlucar, S.L.U. As the merger was a vertical merger as provided in article 250 of the Spanish Company Act, this operation did not give rise to a capital increase in the acquiring company. The merger was authorized by the Ministry of Science and Technology.

(b)         Participative loans

In 2002, Grupo Corporativo ONO, S.A. received euro 300 million from its shareholders as equity and contributed the same amount to Cableuropa, S.A.U. as participative loans (one loan of euro 100 million on January 31, 2002 and another loan of euro 200 million on March 30, 2002).

The participative loans will accrue a variable interest rate of 0.25% per annum on the volume of revenues of the Cableuropa Group earned once revenues have surpassed euro 747 million on a quarterly basis.

The interest will not be credited to Grupo Corporativo ONO, S.A. except where all amounts related to the senior bank facility and any other senior debt of the Cableuropa Group (including principal and interest), have been fully met. Interest added to the principal will be met by a one off payment on the expiry date of the loan (December 31, 2011).

(c)         Shareholders

The sole shareholder of the parent company (Cableuropa, S.A.U.) as of December 31, 2002 is:

Percentage Ownership
Grupo Corporativo ONO S.A.	100.00

On January 2, 2002, the shareholders of Cableuropa, S.A.U. exchanged their shares in this company for shares in Grupo Corporativo ONO, S.A. through a capital increase in the latter, leaving Grupo Corporativo ONO, S.A. as the sole shareholder of Cableuropa, S.A.U. This transaction was registered with the Mercantile Register in Madrid in January 2002.

On the same date, the shares of Cableuropa, S.A.U. owned by Grupo Corporativo ONO, S.A. were pledged to secure the senior bank facility mentioned in Note 14.

The shareholders of Grupo Corporativo ONO, S.A. as of December 31, 2002 were the following:

Percentage Ownership
Spanish Telecommunications Limited, S.à.r.l.(1)	49.46
Càntabra de Inversiones, S.A.(2)	19.15
Val Telecomunicaciones, S.L.(3)	10.59
Ferrovial Telecomunicaciones, S.A.	10.41
Grupo Multitel, S.A.	10.39

100.00

(1) Company whose ultimate shareholders are Bank of America, GE Capital and CDPQ.

(2) Company wholly owned by Banco Santander Central Hispano.

(3) Company which aggregates the main former local shareholders of the cable operators.

(d)         Reserves (accumulated losses) in companies consolidated by the acquisition method.

As at December 31, 2002 and 2001 the reserves (accumulated deficit) in companies consolidated by the acquisition method are as follows:

	Euro thousand
	Balance at 12.31.2001	Merger movements	Transfer of 2001 losses	Balance at 12.31.2002

Mediterránea Sur Sistemas de Cable, S.A.	20,585	—	23,866	44,451
Mediterránea Norte Sistemas de Cable, S.A.	16,666	—	21,343	38,009
Región de Murcia de Cable, S.A.	15,410	—	22,458	37,868
Valencia de Cable, S.A.	19,130	—	34,101	53,231
Cable y Televisión de Andalucía, S.A.U.	23,181	(23,181)	n/a	n/a
Onolab Internet, S.A.U.	11,353	(11,353)	n/a	n/a
Ononet Comunicaciones, S.A.U.	1,989	—	(355)	1,634
Merlín Servicios Portadores, S.A.U.	(234)	—	3,890	3,656
Argos/Univertel	799	—	3,714	4,513
Hydra Servicios de Atención al Cliente, S.A.U.	n/a	—	135	135
NSEC International, B.V.	—	—	11	11

	108,879	(34,534)	109,163	183,508

12.        Minority interests

	Euro thousand
	Balance as of 12.31.2001	Share in losses	Change in shareholdings	Balance as of 12.31.2002

Mediterránea Sur Sistemas de Cable, S.A.	314	(314)	—	—
Mediterránea Norte Sistemas de Cable, S.A.	261	(261)	—	—
Región de Murcia de Cable, S.A.	8	(8)	—	—
Valencia de Cable, S.A.	235	(235)	—	—
Cable y Televisión de Andalucía, S.A.U.	12	—	(12)	—

	830	(818)	(12)	—

13.        Provisions for commitments and contingencies

	Euro thousand
	Balance as of 12.31.2001	Provisions	Amounts used	Balance as of 12.31.2002

Provision for share-based compensation scheme (see note 19.g)	16,660	—	(16,660)	—
Provisions for guarantees made to local authorities	1,111	—	—	1,111
Provision for transfer tax assessments	945	—	—	945
Provision for discontinuing operations in Portugal	—	10,922	—	10,922
Other provisions for liabilities and charges	8,409	—	(1,371)	7,038

	27,125	10,922	(18,031)	20,016

Provision for share-based compensation plan (Phantom stock option Plan).

On June 17, 1999 the Board of Directors of Cableuropa, S.A.U. approved a phantom stock option plan (the “Phantom Plan”) for certain employees and directors, which provides that eligible employees and directors with the right, subject to vesting, to receive the difference between the fair value of certain number of shares of Cableuropa, S.A.U. (estimated by the Board of Directors) and their exercise price. The maximum period to exercise the options is 10 years. The liability under the Phantom Plan is recalculated annually. Changes in the estimated fair value of the options are recognized fully in the statements of profit and loss in the year incurred.

Options granted under the Phantom Plan vest progressively in equal thirds following the effective date of grant as follows: 3.5, 4.5 and 5.5 years anniversaries.

As of December 31, 2002, as a result of the decrease in the fair value of the shares of Cableuropa, S.A.U. for the purposes of the Phantom Plan as determined by the Board of Directors of the Company, taking into consideration the worldwide reduction in the valuation of cable assets, the amount credited to the consolidated statements of profit and loss as extraordinary income is euro 16.6 million (see note 19.g).

A summary of the Phantom Plan is as follows:

	December 31, 2002		December 31, 2001
	Number of options	Weighted average exercise price (Euro)	Number of options	Weighted average exercise price (Euro)

Outstanding at beginning of period	15,210,991	1.90	7,149,983	1.98
Adjustments to original options(1)	—	—	7,293,776	1.98
Granted during period	—	—	2,513,472	3.00
Cancelled during period	(1,494,618)	2.69	(1,746,240)	2.09
Outstanding at end of period	13,716,373	1.87	15,210,991	1.90

Vested and exercisable at end of period	5,948,728	1.16	2,496,120	1.23

(1)               As adjusted for those employees holding options prior to July 2000, due to the dilution effect of the share capital increase approved in November, 2000.

Provision for discontinued operations in Portugal

As of December 31, 2002 the group has provided for a provision to cover losses and contingencies derived from the decision of discontinuing operations in Portugal, amounting to euro 10.9 million.

Other provisions for liabilities and charges

The caption “Other provisions for liabilities and charges” includes euro 2 million for the redundancy costs related to the “Expediente de Regulación de Empleo” (regulated reduction of workforce) in Cableuropa, S.A.U. announced on July 31, 2002.

This “Expediente de Regulación de Empleo”, which resulted from the Group’s continued focus on cost reduction and a natural evolution of the business, was agreed with employees and the Spanish authorities in September 2002. This agreement includes a regulated reduction of the workforce of up to 400 employees by the end of 2003, affecting all of the areas and professional categories of the company. Under this agreement, 236 employees have been made redundant by December 31, 2002 (euro 3.4 million were paid as redundancy costs). The amount of the related liability to be paid during 2003 (euro 2 million)  has been estimated based on the expected benefits employees will receive upon leaving.

14.        Short and long term debt

The detail of short and long term debt is as follows:

		Euro thousand
Type of debt	Average interest rate	Maximum available as at 12.31.02	2003	2004	2005	2006	2007	Subsequent years	Total debt	Accrued interest expenses

Debts with credit entities
Senior bank facility	7.05	445,000	—	—	—	—	—	270,000	270,000	2,678
VAT facility	4.44	35,000	21,741	—	—	—	—	—	21,741	162
La Caixa loan	4.17	3,005	1,046	1,657	—	—	—	—	2,703	59
Leasing	5.41	—	1,823	172	—	—	—	—	1,995	—
Other credit facilities	4.32	28,910	15,750	—	—	—	—	—	15,750	27

Total debt with credit entities			40,360	1,829	—	—	—	270,000	312,189	2,926

Other debts
Debt related to Notes issues			—	—	—	—	—	974,009	974,009	39,060
State subsidies			—	689	3,414	3,414	3,414	6,146	17,077	—
Total other debts			—	689	3,414	3,414	3,414	980,155	991,086	39,060
Total short and long term debts			40,360	2,518	3,414	3,414	3,414	1,250,155	1,303,275	41,986

(a)         Debt with credit entities

Senior bank facility

On August 8, 2001, Cableuropa, S.A.U., each of the Spanish cable operators, ONOLab and ONONet, as guarantors and borrowers, entered into an agreement with a series of international banks to provide financing of up to euro 800 million for the network construction, capital expenditure and working capital requirements of Cableuropa and these subsidiaries.  Following its acquisition in September 2001, ONO Service Provider, S.A.U. joined the senior bank facility as guarantor and borrower.

The facility is structured in different tranches. As of December 31, 2002 the Group had drawn euro 270 million under the euro 800 million senior bank facility.  The maturity date is December 31, 2008.

Interest/Fees

The senior bank facility bears interest at a floating rate determined by reference to EURIBOR plus a margin.

The senior bank facility gave rise to arrangement and underwriting fees paid to the arrangers and underwriters in 2001 and accounted for as Deferred Expenses. A commitment fee, payable quarterly in arrears on the undrawn amount of the senior bank facility is also payable, as are facility agent and security agent fees.

Guarantees

As security for the senior bank facility, the lenders thereunder have been granted a first-ranking security interest in:

•                    Shares of Grupo Corporativo ONO, S.A. in Cableuropa, S.A.U. and Cableuropa’s shares in the rest of the borrowers; and

•                    Material assets of the borrowers to the extent that this can be granted, including material contracts, intra-group loans, bank accounts, insurance policies, and intellectual property.

The borrowers have jointly and severally guaranteed all amounts owed under the senior bank facility on a senior basis.

The senior bank facility also contains other terms, including providing for:

•                    voluntary prepayment

•                    mandatory prepayment in certain circumstances

•                    financial and performance covenants·

•                    covenants which, among other things, establish conditions for: the incurrence of additional indebtedness, assets sales, sale and leaseback arrangements, acquisitions, the making of loans and guarantees, prepayment of other indebtedness, investments, dividends and the entry into material contracts.

Amendments

A series of amendments to the senior bank facility were made as part of the recapitalization process which is described in note 23.

Value added tax discounting facilities (“VAT facilities”)

In July 2002, the group entered into a euro 35 million VAT discounting facility with a group of Spanish institutions. VAT refunds in Spain are received after the end of the year for which the VAT refund has been generated and paid. The VAT discounting facility allows the group access to the VAT tax refund at an earlier time. The facility is secured by a pledge over the VAT receivable from the Spanish tax authorities and over the account to which the VAT refunds are to be credited. Borrowings under the discounting facilities are limited to the lower of 95% of the group’s receivables from the Spanish tax authorities or euro 35 million. The facilities are paid off upon receipt of the refund and bear interest at a floating rate determined by reference to EURIBOR plus a margin. As at December 31, 2002 the group had borrowed approximately euro 21.7 million under these facilities.

La Caixa loan

This debt relates to the outstanding amounts of a long-term subordinated loan from La Caixa that originally provided euro 6 million financing for general corporate purposes.  This loan bears interest at MIBOR plus a margin and amortizes on a half-year basis until December 31, 2004.

Other credit lines

The group has a series of short-term credit lines, with different credit entities, which usually bear interest at MIBOR or EURIBOR plus a margin.

(b)         Other debts

Debt related to Notes issues

Debt related to Notes issues correspond to the multi-borrower credit facilities between the Group and ONO Finance, PLC (the issuer) in relation to the Notes issued by ONO Finance, PLC.

ONO Finance, PLC is a financing entity established in the United Kingdom with no business operations other than the issuance of debt securities and the on-lending of the proceeds of such debt offerings to the Group. ONO Finance, PLC is owned 2% by the Group and 98% by a English private limited company, ONO Finance (Holdings) Limited.

Since May 6, 1999, ONO Finance, PLC has issued 5 different tranches of securities in the form of Senior Subordinated Notes (the “Notes”) which trade on the Luxembourg stock exchange.

Cableuropa, S.A.U., the Group’s cable operators and Hydra Servicios de Atención al Cliente, S.A.U., are obligors and guarantors under each of the indentures governing the Notes.  These guarantees are provided on a joint and several basis.

Detail of issued and outstanding Notes as of December 31, 2002 is a follows:

Issue Date	Number of Notes	Face value per Note	Annual Coupon	Maturity

6 May 1999	275,000	1,000 USD	13%	1 May 2009
6 May 1999	125,000	1,000 EURO	13%	1 May 2009
30 June 2000	200,000	1,000 EURO	14%	15 July 2010
9 February 2001	200,000	1,000 USD	14%	15 February 2011
9 February 2001	150,000	1,000 EURO	14%	15 February 2011

All coupons are payable semi-annually.

The Notes mature 10 years after each issue, but the issuer has reserved the right, at its own discretion, to repay them in advance, subject to certain conditions, from the fifth anniversary of their issue.

Multi Borrower Credit Facilities (MBCF)

In connection with, and on the same date of each of, ONO Finance’s Notes issues, Cableuropa, S.A.U., the other Group’s cable operators and Hydra Servicio de Atención al Cliente, S.A.U., as borrowers and guarantors and ONO Finance, PLC as lender, entered into multi-borrower credit facilities agreements, to transfer the Notes proceeds to the guarantors, in return for the guarantors agreeing to reimburse ONO Finance, PLC with:

(a)                                  the total face value of the Notes at their maturity, being the issue value of the Notes plus a management and reimbursement fee (“MRF”), that matches the Notes discounts, to be paid at maturity, and

(b)                                 enough interest to cover coupon payments on the Notes plus a margin.

An analysis of the MBCF’s is a follows:

					Thousand of euros (except percentages)
Maturity	Currency	Thousand of EUR or USD (as applicable)			Total debt(2)	Coupon(3)	Accrued interest expenses
		Principal	MRF(1)	Total debt

2009	USD	270,756	4,244	275,000	308.296	13.214%	5,087
2009	EURO	123,071	1,929	125,000	125,000	13.214%	2,702
2010	EURO	200,000	—	200,000	200,000	14.010%	12,873
2011	USD	172,407	27,593	200,000	190,713	16.252%	10,518
2011	EURO	129,305	20,695	150,000	150,000	16.252%	7,880
					974,009		39,060

(1)              Management and reimbursement fee.  Accounted for as deferred expenses and amortised on a straight line basis over the MBCF duration

(2)              USD debt is partially hedged by the swap agreements

(3)              Coupon payable on principal, not on total debt

Swap agreements

In May 2000 and July 2002 the group entered into different foreign exchange rate swap agreements to hedge part of its Notes related dollar debt.

In May 2000 swap agreements were signed by ONONet Comunicaciones, S.A.U. with Bank of America and Toronto Dominion as counterparties to hedge the principal amount of the group’s 2009 USD Notes related debt until May 2004 (the first call date of the 2009 Notes) and all coupon payments on these Notes until that date (other than those provided for under the escrow account agreements)

In July 2002, Cableuropa, S.A.U. entered into a further swap agreement. This agreement with Deutsche Bank as counterparty hedges 50% of the coupon payments on the 2011 USD Notes related debt until the first call date thereunder of February 2006.

An analysis of the Dollar/Euro exchange rates resulting from the swap agreements is as follows:

	Dollars per euro
	Principal	Coupon
2009 USD Notes related debt	0.8920	1.1713
2011 USD Notes related debt		0.9538

State subsidies

In 2001 and 2002, and as part of the Programme for the Promotion of Technology Innovation (PROFIT), Cableuropa, S.A.U. obtained subsidized loans from the Spanish Ministry of Science and Technology to finance the development of three technology innovation projects.  These subsidies are characterized as term loans maturing in five equal annual installments starting two years after the loan drawdown. They bear interest at 0% and the obligations thereunder are supported by bank guarantees.

These loans expire between 2004 and 2009. As of December 31, 2002 a total of euro 17.1 million had been granted of which euro 6 million was drawn.

15.        Other long-term liabilities

This caption includes the following items:

Euro thousand
Balance as of 12.31.02
Deferred income	26,324
EVCs	25,462
Deferred tax liabilities (see note 18)	68,802

Total	120,588

Equity Value Certificates (EVCs)

Together with the issue of the 1999 and the 2001 Notes, ONO Finance, PLC issued EVCs.  These EVCs are guaranteed by Cableuropa which entered into the related EVC agreements with ONO Finance, PLC receiving the net proceeds of the EVCs in return for its commitment to pay ONO Finance, PLC an amount at least equivalent to the amount payable by the issuer to the EVC holders at maturity.

The EVCs entitle their holders to receive cash in an amount equal to the market value of a number of shares of Cableuropa.  That number of shares can be diluted  in relation to the percentage of Cableuropa, S.A.U’s total shares under certain circumstances.  The final maturity of the EVC´s matches the maturity of the Notes issued on the same date, though certain circumstances such as an IPO of Cableuropa may trigger a payment event prior to their maturity.

An analysis of the outstanding EVC´s, as of December 31, 2002 is as follows:

	Number of EVCs	Liability in euro thousand	Maturity

EVCs USD 2009	275,000	5,926	31 May 2009
EVCs EURO 2009	125,000	2,859	31 May 2009
EVCs USD 2011	200,000	9,779	15 February 2011
EVCs EURO 2011	150,000	6,898	15 February 2011
		25,462

At the time of each EVC issue and each EVC agreement, Cableuropa accounted for a liability in an amount equal to the EVC proceeds received.  The current value of the liability depends on the current estimated market value of Cableuropa shares, and accordingly the book amount of these liabilities is subject to changes.  These changes are fully reflected in the Group’s consolidated statements of profit and loss.

As of December 31, 2002 the estimated value of the liabilities amounts to euro 25.5 million, a decrease of euro 51.5 million as compared to December 31, 2001.  This decrease in value is shown as financial income in the Group’s consolidated statement of profit and loss (see note 19.f).

16.        Accounts payable

	Euro thousand
	2022	2001
Commercial Suppliers	97,602	106,882
Taxes and social security (see note 18)	19,702	18,949
Fixed asset suppliers	97,296	96,401
Fixed asset suppliers - related parties (see note 20)	18,328	23,921
Creditors - related parties (see note 20)	395	803
Other short-term creditors	12,747	31,311
	246,070	278,267

17.        Third party guarantees and other contingent liabilities

Certain Group companies have obtained performance bonds from Spanish credit institutions to guarantee compliance with specific commitments related to network construction, among others with the Ministry of Science and Technology, City Councils and other organizations related to the cable television and telecommunications licenses.

The breakdown of the commitments under such performance bonds is set out below:

Euro thousand
Ministry of Science and Technology	44,552
City Councils and other organizations	9,214
53,766

Due to the partial conversion of cable telecommunications licenses into telecommunications service licenses, the Group considers that it will be released from the need to provide a portion of these performance bonds within the short-term.

Out of the euro 44.6 million guarantees to the Ministry of Science and Technology, euro 17.5 million correspond to bank guarantees for the repayment of the State Subsidies (see note 14).

18.        Tax situation

(a)         Corporate Income Tax

Corporate income tax for the year is calculated based on book profits before taxes obtained by Group companies, as adjusted by permanent differences arising with respect to reported profits, which is considered to be taxable income, less any tax credits or deductions.

The reconciliation of taxable losses and reported losses at December 31, 2002 is as follows:

	Euro thousand
	Increase	Decrease	Amount

Reported loss before taxes			(370,183)
Permanent differences:
(a) arising in individual companies	178,422	(21,832)	156,590
(b) arising from consolidation adjustments	15,165	(154,261)	(139,096)
Timing differences
(a) arising from consolidation adjustments - arising during the year	50,460	—	50,460

Taxable loss			(302,229)

The tax for the year euro 105.8 million is the result of applying 35% to the taxable result.

(b)                       The movement in deferred tax assets and deferred tax liabilities during the period is as follows:

	Euro thousand
	Opening balance	Additions	Applications	Current portion of deferred tax	Closing balance

Tax credit up to 1999	38,981	—	—	(38,981)	—
Tax credit 2001	137,623	—	(4,780)	—	132,843
Tax credit 2000	—	88,017	—	(31,868)	56,149
Tax credit 2002	—	123,442	—	—	123,442

Total Tax credits	176,604	211,459	(4,780)	(70,849)	312,434

Deferred tax liabilities 2001	(40,542)	—	4,780	—	(35,762)
Deferred tax liabilities 2000	—	(19,075)	—	3,696	(15,379)
Deferred tax liabilities 2002	—	(17,661)	—	—	(17,661)

Total deferred tax liabilities	(40,542)	(36,736)	4,780	3,696	(68,802)

Total net deferred tax	136,062	174,723	—	(67,153)	243,632

The Group has recorded tax credits arising from the tax loss carry forwards from 1999 to 2002 (see note 7).

In accordance with current Spanish accounting legislation, the tax credits relating to 2000 have been recognized in 2002, as the circumstances that led to these credits not being registered in 2000 have changed significantly. The tax credit corresponding to 2000 taxable losses amounts to euro 88 million, as the result of applying 35% to the taxable losses.

(c)         Tax loss carry forwards

At December 31, 2002 the Group has the following tax loss carry forwards to be compensated by future profits:

Year	Euro thousand

1992	13
1993	206
1994	752
1995	3,103
1996	6,860
1997	11,107
1998	10,759
1999	104,465
2000	251,476
2001	366,542
755,283

In accordance with current legislation, tax-loss carry forwards must be offset within fifteen years from the first year profits are obtained for companies incorporated after January 1, 1996, (ONOLab Internet, S.A.U, ONONet Comunicaciones, S.A.U., Argos Telecomunicaciones, S.A.U. and Hydra Servicios de Atención al Cliente, S.A.U.). The remaining Group companies may offset tax-loss carry forwards generated up to 31 December 2001 in the fifteen years following the year in which they were recorded. The Directors of Cableuropa, S.A.U. consider that these amounts will be recovered within the deadlines established by law.

(d)         Taxes and social security

Short term balances between the Group and the tax authorities as at December 31, 2002 are as follows:

	Euro thousand
	2002	2001

Accounts receivable from the Tax authorities (see note 9)
VAT receivable	11,714	29,710
VAT refundable	42,721	60,214
Withholdings and interim payments made	1,488	39
Short term tax credits (see note 7)	70,849
Others	2,823
	129,595	89,963
Accounts payable to the tax authorities (see note 16)
VAT payable	10,370	15,774
Personal income tax withholdings payable	3,225	1,962
Social security payable	2,411	1,173
Others	—	40
Deferred tax liability	3,696	—
	19,702	18,949

The Group’s tax returns for most of the taxes to which it is liable are open to inspection for all years which have not become statute-barred. Group management do not expect any significant liabilities to arise in the event of an inspection of these years.

(e)         Tax consolidation

In compliance with the Spanish tax legislation, on December 4, 2002, the sole shareholder of the parent company approved the application for the Consolidation Tax Regime. The companies that will be included in the Tax Group are:

Parent company for tax consolidation purposes:

•                        Grupo Corporativo ONO, S.A.

Subsidiary companies:

•                        Cableuropa, S.A.U.

•                        Valencia de Cable, S.A.

•                        Mediterránea Norte Sistemas de Cable, S.A.

•                        Mediterránea Sur Sistemas de Cable, S.A.

•                        Región Murcia de Cable, S.A.

•                        Argos Telecomunicaciones, S.A.U.

•                        Hydra Servicios de Atención al Cliente, S.A.U.

•                        Merlín Servicios Portadores , S.A.U.

•                        Ononet Comunicaciones, S.A.U.

•                        Spanish Cable Holding, S.A.U.

As of December 26, 2002, and according to article 84  of Law 43/1995, December 27, of Corporate Income Tax, Grupo Corporativo ONO, S.A. presented its application to the tax authorities for the tax consolidation regime.

The Group will consolidate for tax purposes from January 1, 2003.

19.        Income and expenses

(a)         Revenues

Net turnover in 2002 totaled euro 253 million (euro 144 million in 2001), of which euro 188 million (euro 105 million in 2001, representing 74.10% and 73.33%, of the net turnover in 2002 and 2001, respectively) related to the provision of telecommunications services (telephone, internet, dial-up and high speed internet). Income derived from providing cable television services in 2002 totaled euro 61 million (euro 38 million in 2001, representing 24.15% and 26.67%, respectively, of the net turnover in 2002 and 2001, respectively).

(b)         Cost of services

Direct cost of sales mainly includes programming, interconnection and connectivity expenses.

(c)         Costs capitalized as start-up costs and property and equipment

Due to the fact that several of the Group companies were still in a pre-maturity stage during 2001, a portion of operating expenses has been capitalized under start-up costs. Furthermore, the expenses associated with the development and construction of the Group’s networks are capitalized as an addition in the cost of the network. These expenses are recorded under the heading “Costs capitalized as start-up costs and property and equipment” in the statements of profit and loss.

(d)         Selling, general and administrative expenses

	Euro thousand
	2002	2001	2000

Wages and salaries	53,673	51,713	68,707
Employer’s Social Security contributions	15,586	23,260	16,168
Taxes other than income taxes	4,490	2,597	1,237
Other operating expenses	107,072	110,896	117,478
	180,821	188,466	203,590

Wages and salaries in 2000 includes euro 14.4 million for compensation costs recorded under the Phantom Plan. The corresponding amount in 2002 and 2001 was nil.

In 2002 and 2001, the Group’s average number of employees was as follows:

Professional category	2002	2001

Executives	59	65
Technicians and middle management	1,366	1,628
Administrative staff	240	103
	1,665	1,796

(e)         Other operating expenses

	Euro thousand
	2002	2001	2000

Rental expenses	26,617	19,571	11,538
Professional services	25,571	37,398	40,384
Marketing and selling expenses	20,083	18,447	29,866
Other services	13,431	19,011	25,604
Provision for doubtful accounts	13,338	8,154	2,438
Supplies	4,981	6,315	6,314
Bank commissions	1,484	612	612
Insurance premiums	980	740	556
Other expenses	587	648	166

	107,072	110,896	117,478

(f)          Net Financial (expense)/ income

	Euro thousand
	2002	2001	2000

Financial income
Exchange rate differences - gains	19,096	33,246	5,003
Interest on restricted cash deposits (see note 10)	496	2,697	5,035
Interest on fixed-income securities	649	5,177	2,648
Income for EVC revaluation (see note 15)	51,492	—	—
Other financial income	2,418	598	1,903

	74,151	41,718	14,589
Less financial expense
Exchange rate differences - losses	9,167	29,047	35,714
Bank commissions	7,949	9,279	6,698
Amortization of deferred expenses	13,347	8,225	2,895
Interest on Other Financial Debt (see note 14.b)	125,093	129,925	69,365
Interest on Senior Bank Facility (see note 14.a)	11,602	5,021	—
Other financial expense	3,754	7,091	13,062

	170,912	188,588	127,734

Financial expense net	(96,761)	(146,870)	(113,145)

(g)         Net extraordinary (expense)/income

	Euro thousand
	2002	2001	2000

Extraordinary income:
Profit on disposal of shareholdings in Cable i Television de Catalunya	—	—	41,874
Net effect of hedging Phantom Plan	—	—	22,249
Gains on disposals of tangible assets	—	1,047	—
Application of the provision for phantom plan (see note 13)	16,660	749	—
Other extraordinary income	353	2,453	2,546

	17,013	4,249	66,669
Less extraordinary expenses:
Expenses arising on public share offering	—	—	15,299
Provision for the Phantom Plan	—	—	17,409
Loss on disposal of fixed assets	—	524	4,536
Provision for guarantee execution risks and others	—	3,000	1,056
Scrapping of tangible assets	—	932	—
Provision for depreciation of tangible assets (see note 6)	34,281	—	—
Write off of start-up costs (see notes 3.e and 4)	139,859	—	—
Provision for discontinued operations in Portugal (see note 13)	10,922	—	—
Other extraordinary expenses	3,714	3,134	2,689
	188,776	7,590	40,989

Net extraordinary expense	(171,763)	(3,341)	25,680

Profit on disposal of shareholding in Cable i Televisió de Catalunya.

In October 1999, Cableuropa concluded an agreement to sell its 20% stake in Cable i Televisió de Catalunya, S.A. (CTC) for a total of euro 72.1 million, plus interest accrued up to the time of the actual sale. In July 2000 the agreement was formalized and Cableuropa transferred its interest in CTC for a total of euro 73.3 million and recorded on extraordinary profit consisting of the difference between the acquisition cost net of interest accrued on the financing for the investment.

Net effect of hedging the Phantom Plan

In 2000 the Group hedged its Phantom Plan and reversed the previous liability.

In 2000 certain options under the Phantom Plan were cancelled, leading to an application of certain provisions.

At the Board of Directors’ Meeting of Cableuropa, S.A.U. held on January 18, 2001, a resolution was adopted to offset the dilution effect on the options resulting from the share capital increase of euro 250,000,000 of November 3, 2000. A provision was recorded in 2000 under “Provisions for commitments and contingencies” on the consolidated balance sheet to cover this liability.

Expenses related to cancelled public share offering

This represents expenses for advertising and external professional services incurred as a result of the cancelled public share offering in 2000.

20.        Balances and transactions with Group companies and related parties

The balances as at December 31, 2002 with Group companies and related parties and volumes of transactions carried out during 2002 with them are set out below:

	Euro thousand
	Short and long term debtors	Creditors: amount falling due within one year	Services received and fixed assets acquired

Group companies (dormant)
Sevilla Sistemas de Cable, S.A.(1)	1,058	346	—
Madrid Sistemas de Cable, S.A.(1)	1,651	—	—

Other related parties
Grupo Corporativo ONO, S.A.	28,421	—	300
Spanish Telecommunications Limited, S.à.r.l.	332	—	—
Multitel Holdings, S.L.	—	49	731
Grupo Multitel, S.A.	391	—	—
Grupo Ferrovial	—	18,328	58,508

	31,853	18,723	59,539

(1)              Balances for which full provision has been made at December 31, 2002.  The provision for these items is included in the caption “accounts receivables” under Current assets in the consolidated balance sheet as at December 31, 2002.

(a)         Balances and transactions with the sole shareholder Grupo Corporativo ONO S.A.

In addition to the participative loan contracts detailed in note 11, Group Cableuropa has entered into the following contracts with its shareholder Grupo Corporativo ONO, S.A.

•                                          On March 30, 2002 Cableuropa, S.A.U. entered into a management contract with Grupo Corporativo ONO, S.A., its sole shareholder. The related fees amount to euro 300,000 annually.

•                                          On July 19, 2002, Cableuropa, S.A.U. granted a short term loan to Grupo Corporativo ONO, S.A. for a maximum of USD 20 million, maturing on February 28, 2003 and bearing a 5% interest rate annually. As of the date of signing these annual accounts the amounts drawn and the corresponding interest had been repaid.

(b)         Transactions with shareholders of Grupo Corporativo ONO, S.A.

During the course of normal business the Group companies enter into transactions with associated companies under conditions that are at least as favorable to the Group as those offered by third parties. These transactions are approved by the Board of Directors.

Some of the shareholders of Grupo Corporativo ONO, S.A. or related parties to them are involved in some of the financing operations of the Group as described in note 14.

(c)         Relationships with Spaincom.

Cableuropa S.A.U. and Spaincom concluded a management agreement and technical assistance agreement on July 29, 1997. In 2001, the contract was replaced by another agreement with Callahan Associates International which, as of the date of signing these accounts, is no longer in effect.

21.        Directors’ Remuneration

The amount accrued to members of the Board of Directors for fees and other remuneration, including executive remuneration, in 2002 totaled euro 1.1 million. In addition, at December 31, 2002 the members of the Board of Directors of Cableuropa, S.A.U. had been granted 2,433,497 options within the framework of the Phantom Plan.

22.        Auditors’ remuneration

In compliance with the 44/2002 Law of Finance, disclosure is made of the remuneration of PricewaterhouseCoopers Auditores, S.L. in relation with audit services rendered to the Group in 2002 in the amount of euro 196,141. Additional remuneration in relation to other audit services rendered (including the remuneration with respect to the audit of financial statements filed in the SEC), amounted to euro 261,000.

23.        Subsequent events

•                                          During the year 2002, the sole shareholder of the Group, Grupo Corporativo ONO, S.A. (“GCO”),  has purchased high yield bonds (“Notes”) issued by ONO Finance, PLC (the issuer) in the open market and through a tender offer announced on November 20, 2002.

In this tender offer, which was conditioned on the satisfaction of a number of events, GCO offered to purchase the largest aggregate principal amount of Notes issued by ONO Finance, PLC possible for up to euro 140 million, including accrued and unpaid interest and any Early Tender Payment.

On December 20, 2002 GCO announced the completion of the tender offer.

The purpose of the tender offer and the open market purchases of Notes was to reduce the level of indebtedness of the Cableuropa Group (see note 14.b) in order to enhance its operating and financial flexibility and improve its position to meet its strategic objectives.

As a part of the process of the cancellation of the Notes, the following transactions took place:

(a)                                  On February 13, 2003, GCO granted a loan to Cableuropa, S.A.U. amounting to euro 98.5 million. Such loan, ranking subordinate to the senior bank facility but pari passu to the multi borrower credit facilities, bears annual interest of 7.5 % and matures on March 1, 2011 or on a date before if (i) all the obligations from financial contracts and multi-borrower credit facilities have been satisfied  (see note 14) or (ii) a General Shareholder Meeting is announced to approve the recapitalization of the debt as capital.

(b)                                 On February 13, 2003 Cableuropa, S.A.U., signed all the necessary documentation with the syndicate of banks (see note 14.a), allowing it to fund partially the acquisition of Notes from GCO by drawing euro 22.1 million from the senior bank facility, and by using funds of the “escrow account”, amounting euro 25.3 million.

In addition, Cableuropa and its subsidiaries agreed with ONO Finance, PLC the required amendments to reflect the partial cancellation of debt of Cableuropa, S.A.U. and its subsidiaries with ONO Finance, PLC through the multi-borrower credit facilities.

A number of additional amendments were made to the senior bank facility as part of the approval process for the transaction. The most important amendments were: the approval by the banks of a new Agreed Business Plan; the reduction in size of the senior bank facility from euro 800 million to euro 750 million; the reduction in maximum amounts available under the facility during 2003; amendments to financial covenants; and the inclusion of a new covenant on capital expenditure.

As of February 13, 2003, the date of signature of  the above mentioned contracts, GCO had sold all of the notes to the Cableuropa Group other than euro 30 million of 2011 Notes that it retained. At the same time the Cableuropa Group transferred the Notes to ONO Finance, PLC in exchange for a reduction in the amounts owed under the multi-borrower credit facilities.

The cancellation of the notes and the amendment to the multi-borrower credit facilities, generated the following extraordinary gain which is taken in year 2003.

	Euro thousand
	Cancelled MBCF		Deferred expenses cancelled	Cost	Extraordinary gain

EUR Notes 13% due 2009	79,372		3,999	23,756	51,617
USD Notes 13% due 2009	205,047		9,155	50,628	145,264
EUR Notes 14% due 2010	86,298		2,519	25,828	57,951
EUR Notes 14% due 2011	37,947		17,426	11,358	9,163
USD Notes 14% due 2011	126,245	(1)	5,352	32,245	88,648

	534,909		38,451	143,815	352,643

(1)    Includes euro 18.5 million corresponding to deferred income exchange losses not realized.

The associated debt under the multi-borrower credit facilities after the cancellation on February 13, 2002, as well as the deferred expenses associated to these, are as follows:

	Thousand of euro or USD (as applicable)	Euro thousand
	Face value	Debt		Deferred expenses

EUR Notes 13% due 2009	45,628	45,628		2,299
USD Notes 13% due 2009	92,098	103,249		4,610
EUR Notes 14% due 2010	113,702	113,702		3,319
EUR Notes 14% due 2011	112,053	112,053		15,804
USD Notes 14% due 2011	83,514	84,761	(1)	12,494

		459,393		38,526

(1)    Includes euro 7.5 million corresponding to deferred income exchange losses not realized.

•                                          On March 12, 2003 the Shareholders of GCO (the sole shareholder of Cableuropa, S.A.U.), approved in a General Extraordinary Shareholders’ Meeting, a capital increase, to be fully subscribed by the compensation, totally or partially, of certain Convertible Loan contracts subscribed on December 18, 2002 with the shareholders of GCO and some related parties to them, for euro 100 million. The purpose of these loans was to finance the purchase of notes issued by ONO Finance, PLC. These loans bore an interest rate of 7% annually until the conversion into share capital. The capital increase, was executed for euro 96.6 million, through the issue of 96,600,000 non voting preferred shares. The shares carry the right to receive and annual dividend of euro 7 cents share.

After this capital increase the share capital of GCO is euro 881,262,719 and the shareholders are as follows:

Shareholder	Voting Shareholdings	Non voting Shareholdings	Total Ownership (%)

Spanish Telecommunications Limited, S.à.r.l(1)	44.04	0.00	44.04
Cántabra de Inversiones, S.A.(2)	17.05	2.94	19.99
Ferrovial Telecomunicaciones, S.A.	9.27	1.38	10.65
Val Telecomunicaciones, S.L.(3)	9.43	0.44	9.87
Grupo Multitel, S.A.	9.25	0.25	9.50
GE Structured Finance Inc.	0.00	3.13	3.13
BAS Capital Funding Corporation(4)	0.00	1.42	1.42
Capital Communications CDPQ Inc	0.00	1.40	1.40

Total	89.04	10.96	100.00

(1)         Company whose ultimate shareholders are Bank of America, GE Capital and CDPQ.

(2)         Company wholly owned by Banco Santander Central Hispano.

(3)         Company which aggregates the main former local shareholders of the cable operators.

(4)         Company whose ultimate shareholder is Bank of America.

24.        Statements of source and application of funds for the years ended December 31, 2002 and 2001

	Euro thousand			Euro thousand
Application of funds	2002	2001	Sources of funds	2002	2001

Funds absorbed by operations	134,261	210,990			—
			Participative loans	300,000	—
Additions to:
Start up costs	13,243	38,402
Intangible assets	5,777	12,680
Tangible assets	252,873	359,664	Increase in long term debts	171,077	569,908
Financial assets	—	696

Deferred expenses	5,242	85,449	Short term portion of intangible assets	4,039	4,524
			Short term portion of financial assets	67,928	25,982
Share capital decreases	—	7,118	Profit on disposal of tangible assets	5,610	969

Short term portion of long term debt	4,604	3,670

Change in working capital due to companies entering and leaving scope of consolidation	—	6,424

Total applications	416,000	725,093	Total sources	548,654	601,383

Surplus of sources over application of funds	132,654	—	Excess of applications over sources of funds (Reduction in working capital)	—	123,710

	Euro thousand
	2002		2001
Change in working capital	Increase	Decrease	Increase	Decrease

Contributions due from shareholders	—	2	—	149,998
Inventories	—	2,502	—	2,040
Accounts receivable	65,760	—	23,534	—
Accounts payable	62,439	—	68,362	—
Short term investments	11,292	—	—	60,988
Cash and cash equivalent	646	—	—	2,858
Other current assets	—	4,979	278	—
Total	140,137	7,483	92,174	215,884
Change in working capital	132,654	—	—	123,710

	Euro thousand
Sources generated/(applied to) operations	2002	2001

Profit/(loss) attributable to the parent company	(194,642)	(216,920)
Profit/(loss) attributable to minority shareholders	(818)	(1,723)
Provision for liabilities and charges	(1,371)	6,756
Amortization of deferred expenses	14,156	8,223
Allocation to fixed asset depreciation/amortization	98,303	80,773
Provision for tangible assets	34,281	2,000
Gains/losses on disposal of fixed assets	—	(969)
Other extraordinary expenses	3,714	—
Amortization of goodwill on consolidation	13,434	13,753
Loss on exchange rates	(9,966)	(5,800)
Write-off of start-up costs	139,859	—
Effect of revaluation of Phantom Plan	(16,660)	—
Provision for discontinuing operations in Portugal	10,922	—
Capitalization of tax credit	(211,459)	(97,083)
Deferred tax liabilities	36,736	—
Effect of revaluation of EVC	(51,492)	—
Changes in shareholding of subsidiaries	(12)	—
Impairment of goodwill	754	—

Total sources applied to operations	(134,261)	(210,990)

25.        Differences between Spanish and US GAAP and other required disclosures

The consolidated financial statements of Group Cableuropa are prepared in accordance with Spanish GAAP, which differs in certain material respects from US GAAP. A description of these differences and a reconciliation of net loss and shareholders’ equity from Spanish GAAP to US GAAP are presented below.

I.           Reconciliation of shareholders’ equity and net loss

		Euro thousand
Reconciliation of shareholders’ equity		At December 31, 2002	At December 31, 2001

Shareholders’ equity in accordance with Spanish GAAP		216,202	410,844
US GAAP adjustments:
Stock issuance costs, net	(a)	(4,673)	(5,389)
Start-up costs, net	(b)	—	(127,889)
Foreign exchange deferred income	(c)	26,324	65
Valuation allowance on deferred tax assets	(d)	(146,179)	(55,594)
Research and development costs	(e)	(56)	(71)
Capitalisation of interest	(f)	24,360	19,249
Depreciation of Property and equipment	(g)	(22,983)	(37,853)
Stock-based compensation	(h)	—	2,833
Goodwill	(i)(j)	219,387	199,517
Derivative financial instruments	(l)	7 ,045	18,417
Net deferred tax effect of US GAAP adjustments	(d)	(4,284)	18,063
Minority interests related to US GAAP adjustments	(m)	(213)	1,613
Provision for discontinued operations in Portugal	(n)	798	—
Shareholders’ equity in accordance with US GAAP		315,728	443,805

Statements of changes in Shareholders’ equity under US GAAP

	Euro thousand
Non-current	2002	2001

Shareholders’ equity under US GAAP as of January 1	443,805	693,108
Issuance of shares	—	2,830
Less: stock issuance cost	(993)	(3,647)
Goodwill acquired during the year	—	6,037
Other comprehensive income	(1,684)	3,370
Net loss for the year	(125,400)	(257,893)
Shareholders’ equity under US GAAP as of December 31	315,728	443,805

		Euro thousand
		Year ended December 31,
Reconciliation of net loss		2002	2001	2000

Net loss in accordance with Spanish GAAP		(194,642)	(216,920)	(124,868)
US GAAP adjustments:
Reversal of amortisation of stock issuance costs	(a)	1,709	1,314	682
Start-up costs	(b)	(11,970)	(33,514)	(61,581)
Reversal of amortisation of start-up costs	(b)	139,859	25,979	14,923
Foreign exchange deferred income	(c)	26,259	(5,563)	734
Valuation allowance on deferred tax assets	(d)	(90,585)	(31,696)	(1,487)
Reversal of amortisation research and development costs	(e)	15	34	35
Capitalisation of interest costs	(f)	6,281	11,081	6,619
Amortisation of capitalised interest	(f)	(1,170)	(617)	—
Depreciation of Property and equipment	(g)	14,870	(18,832)	(15,154)
Stock-based compensation	(h)	(2,833)	(8,448)	(3,432)
Contingencies		—	—	(865)
Goodwill related to corporate reorganisation	(i)	—	(14,003)	(463)
Amortisation on Goodwill	(j)	19,870	—	—
Extraordinary loss		—	—	(3,827)
Investment in CTC	(k)	—	—	5,524
Derivative financial instruments	(l)	(9,688)	15,048	—
Net deferred tax effect of US GAAP adjustments	(d)	(22,347)	18,063	—
Minority interests related to US GAAP adjustments	(m)	(1,826)	181	11,117
Provision for discontinued operations in Portugal	(n)	798	—	—

Net loss in accordance with US GAAP		(125,400)	(257,893)	(172,043)

(a)                                  Stock issuance costs. Under Spanish GAAP, costs associated with equity stock issuances are capitalized as non current assets and amortized over five years. US GAAP requires stock issuance costs to be presented on a net basis within equity against the proceeds from the stock issuance, without amortization.

(b)                                 Start-up costs. The start-up costs caption included in the Group’s financial statements prepared under Spanish GAAP comprises capitalized costs of start-up activities. Under Spanish GAAP costs of start-up activities can be capitalized and amortized over a period of up to five years. Under US GAAP, start-up costs are expensed as incurred.

As a consequence of the changes occurring in the telecommunications sector, as well as changes in the circumstances of the Group Cableuropa, particularly at the end of year 2002 and, considering the Group’s intention to converge over time with International Accounting Standards, under Spanish GAAP, the Group Cableuropa has modified the accounting criteria related to the depreciation of start-up costs during the year 2002, writing these off completely. The effect of the change of this accounting criteria in Group Cableuropa has produced an extraordinary charge of euro139.9 million.

(c)                                  Foreign exchange deferred income. Under Spanish GAAP, positive exchange differences are deferred until they are realized. Under US GAAP, these differences are accounted for as financial income when incurred.

(d)                                 Income taxes. Spanish GAAP permits the recognition of deferred tax assets, including those arising from net operating loss carry forwards, if it can be demonstrated that the deferred tax assets can be realized within a ten-year period from the date on which the assets were generated.

Under US GAAP, deferred tax assets and liabilities are recognized for all differences between the accounting and tax basis of assets and liabilities. Valuation allowances may be recorded against deferred tax assets if it is “more likely than not” that these assets will not be realized. Under US GAAP, a partial valuation allowance has been recorded against deferred tax assets that are fully recognized under Spanish GAAP.  The calculation of the partial valuation allowance recognized under US GAAP is based upon the anticipated utilization of net operating loss carry-forwards in future years.

The reconciliation of shareholders’ equity and net loss between Spanish and US GAAP also includes the deferred tax effect on US GAAP adjustments. The tax effects of temporary differences, carry-forwards and US GAAP differences that give rise to deferred tax liabilities and assets under US GAAP as of December 31, 2002 and 2001 are as follows:

	Euro thousand
Current and non-current	2002	2001

Deferred tax liabilities-provision on investments	(72,498)	(40,542)
Deferred tax assets - net operating losses carry-forward	387,790	241,710
Tax effects of US GAAP adjustments	(10,711)	45,159
Deferred taxes	304,581	246,327
Valuation allowance	(144,259)	(147,796)
Deferred taxes, net	160,322	98,531

A reconciliation of the computed tax at the Spanish statutory tax rate and the income taxes reorganized in accordance with Spanish GAAP for the year ended December 31, 2002, 2001 and 2000 is as follows:

	Euro thousand
	2002	2001	2000
Computed tax at the Spanish statutory rate of 35%	(129,564)	(110,504)	(69,361)
Non deductible expenses	54,807	18,938	6,342
Differences due to consolidation adjustments	(31,023)	(5,517)	(5,924)
Registered corporate income tax current year	(105,780)	(97,083)	—
Registered corporate income tax year 2000	(68,943)	—	—
Total registered corporate income tax	(174,723)	—	—
Unregistered corporate income tax	—	—	(68,943)

(e)                                  Research and development costs. Under Spanish GAAP, research and development costs are capitalized as intangible assets if the Group considers that there is no reasonable doubt about their future success and profitability. Under US GAAP, these costs are expensed as incurred.

(f)                                    Capitalization of interest. Under US GAAP, interest costs that are directly related to the construction or production of assets for the company’s own use must be capitalized as part of the cost of such assets. Under Spanish GAAP, capitalization of interest cost is optional. The Group has chosen not to capitalize any interest cost under Spanish GAAP.

(g)                                 Depreciation of assets. Under Spanish GAAP, during the prematurity period, property and equipment are depreciated on a straight-line basis, although weighted depending on each operating company’s stage of development. Under US GAAP these assets are depreciated on a straight-line basis over the useful lives.

(h)                                 Stock-based compensation. Under Spanish GAAP, compensation expense for the Phantom Stock Option Plan is recorded for all options from the grant date to the exercise date, without regard for vesting provisions.  Under US GAAP, compensation expense is recorded based upon the percentage of vesting accumulated.

The weighted average remaining contractual life of the options outstanding as of December 31, 2002 is 20 months.

(i)                                     Goodwill related to the Corporate Reorganization

In November 2000, the Company carried out a corporate reorganization which involved the following components:

•                         Issuance of Cableuropa ordinary shares to acquire additional shareholdings its Spanish subsidiaries.

•                         The redemption of the participative loans owed by the aforementioned subsidiaries to Spaincom in exchange for ordinary shares of Cableuropa.

•                         Issuance of ordinary shares of Cableuropa to VAL Telecomunicaciones, S.L. for cash consideration of euro 0.7 million.

•                         In connection with this transaction, the company issued 97,118,425 ordinary shares of Cableuropa.

Under Spanish GAAP, the corporate reorganization transactions gave rise to goodwill of euro 387.4 million. Under US GAAP the corporate reorganization transactions gave rise to goodwill of euro 601.4 million and an extraordinary loss of euro 3.8 million, as explained in the following paragraphs.

(iii)    Value of Ordinary Shares Issued—

Under Spanish GAAP the corporate reorganization is accounted for based on a value for the Group’s ordinary shares as fixed by the Board of Directors. Under US GAAP, it is accounted for at fair value of the ordinary shares issued.

Management of the Group has considered the fair value of the corporate reorganization to be equivalent to the market value of the shares, as estimated by the Board of Directors. The market value has been estimated by applying generally accepted valuation method.

In 2000, the Group considered the fair value of the corporate reorganization to be equivalent to the midpoint of the estimated range of the initial public offering price, which was cancelled.

(iv)   Redemption of Participative Loans

In 2000, the Group redeemed all outstanding participative loans in connection with the corporate reorganization. Under Spanish GAAP, the redemption of these loans in exchange for ordinary shares does not give rise to a gain or loss. Instead, as the redemption of the loans is in connection with the acquisitions of the minority interests in the Group’s subsidiaries, the difference between the value of the ordinary shares issued to redeem the loans and their carrying amount is recorded as goodwill.

Under US GAAP, the redemption of debt would not give rise to goodwill but, instead, may trigger an extraordinary gain or loss. This would occur if the value of the consideration used to redeem the debt is less than or is an excess of the carrying value of that debt on the date of redemption. The Corporate reorganization agreements do not specify the portion of our ordinary shares that are used to redeem the debt. Moreover, the fair value of the participative loans cannot be determined because of its unusual terms. Accordingly, the Group has made an assumption that 2,568,349 of the ordinary shares were used to redeem the debt. This assumption is based on the following concepts:

The carrying value of outstanding participative loans was euro 11.2 million.

The value of the Cableuropa ordinary shares issued to the minority shareholders of the subsidiaries at which the participating debt was outstanding was set by the Board of Directors and stated in the corporate reorganization agreements at euro 4.36 per share.

Accordingly, the Group has assumed that 2,568,349 of its ordinary shares were used to redeem the participative loans.

Accordingly the value of the Cableuropa ordinary shares used to redeem the participative loans was euro 15.0 million, resulting in an extraordinary loss of euro 3.8 million.

Summary

The following table summarizes the allocation of purchase price to acquired net assets under US GAAP.

	Euro thousand
	Shareholdings acquisition	Participative Loans acquisition	Cash Contributions	Total consideration

Fair value of consideration issued	560,728	15,025	730	576,483
Less: Fair value of minority interests acquired	(39,930)	11,198	—	(28,732)
Less: extraordinary loss	—	3,827	3,827
Goodwill	600,658	—	730	601,388

(j)     Amortization on goodwill

Under Spanish GAAP, the Group records amortization on goodwill. Under US GAAP, the provision of SFAS 142 (1) prohibits the amortization of goodwill and indefinite-lived intangible assets, (2) requires that goodwill and indefinite-lived intangible assets be tested annually for impairment and (3) requires that reporting units be identified for purposes of assessing potential future impairments of goodwill.

In connection with the adoption of SFAS 142 on January 1, 2002 the Company has ceased goodwill amortization as of the beginning of the year. As required by SFAS 142, the result for the prior year has not been restated. A reconciliation of the previously reported net loss is presented as follows:

	Euro thousand
	2002	2001
Reported net loss	(125,400)	(257,893)
Add back goodwill amortisation	—	34,010
Adjusted net loss	(125,400)	(223,883)

SFAS 142 requires that goodwill be tested annually for impairment. Goodwill impairment is tested using a two step process, whereby the first step identifies a potential impairment and the second step measures the amount of the impairment loss, if any.

The Company has determined that it has one reporting unit in Spain under the guidance of SFAS 142. In addition it has a Portuguese cable operator subsidiary, which also can be considered as a reporting unit under the guidance of SFAS 142. To identify the potential goodwill impairment loss the fair value of the reporting unit was compared with its respective carrying amount, including goodwill. With regard to the Spanish reporting unit, its fair value is greater than its carrying amount and thereby the reporting unit’s goodwill is not considered impaired.

With regard to the Portuguese reporting unit, its carrying value was found to be in excess of its fair value and therefore the Company proceeded with step two of the impairment. As a result of this second step the carrying amount of Goodwill was found to be greater than its fair value, and the book value of its allocated goodwill amounted to euro 754 thousand on December 31, 2002 was consequently considered impaired. Under Spanish GAAP the company also recognized the provision in this regard.

(f)     Investment in Cable I Televisió de Catalunya, S.A.

As a result of the agreement to sell the 20% interest Cableuropa held in Cable y Television de Cataluña (CTC), under Spanish GAAP this investment was valued at the original cost value (provided that net realizable value is higher than cost) and classified as short-term investment. The cost value of this investment amounted to euro 30.2 million. Under US GAAP, as of December 31, 1999, this investment was accounted for at carrying value under the equity method of accounting. Under Spanish GAAP, the extraordinary profit of the sale of these investments during year 2000 was euro 41.8 million. As a result of the different valuations of the investment between Spanish and US GAAP as of December 31, 1999 the result of this transaction under US GAAP was euro 5.5 million higher than under Spanish GAAP.

(f)     Derivative financial instruments

The Group has entered into a cross-currency swap agreement to fix its future payments on MBCF-1 dollar denominated debt into euro.  Under Spanish GAAP the Group accounts for this swap agreement off-balance sheet until the related cash flows are received or paid, at which time such cash flows are recorded directly to the statement of profit and loss.  Prior to January 1, 2001, the same accounting treatment was applied under US GAAP.

On January 1, 2001 the Group adopted Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), as amended by SFAS 137, SFAS 138 and the Derivatives Implementation Group (DIG).  On this date, the Group recorded a net cumulative-effect transition adjustment of euro 5.0 million in other comprehensive income to adopt the provisions of SFAS 133 under US GAAP.  This adjustment to other comprehensive income is being amortized into the statement of profit and loss account over the life of the underlying debt.  Subsequent to January 1, 2001, the Group has recorded this swap agreement on the balance sheet at its fair value, with changes in fair value recognized in the statement of profit and loss during the year.

On July 3, 2002, Cableuropa reached an agreement with Deutsche Bank AG to hedge fifty percent of the foreign exchange exposure associated with the US Dollar interest payments related to the notes due 2011 related debt (MBCF-3) denominated in US dollars. This agreement, provides the Group with a fixed rate of interest in euro for half of the coupon on this debt until February 2006. The agreement came into effect from August, 2002. The Group has recorded under US GAAP this swap agreement at its fair value.

(m)   Minority interests.

Minority interests reflects the portion of the US GAAP adjustments that are allocated to minority interests. The minority interests acquired in the Corporate Reorganization have been reclassified to Goodwill.  This reclassification has no impact on the reconciliation of 2000 net loss and shareholders’ equity as of December 31, 2000.

(n)    Provision for discontinued operations in Portugal.

In view of the decision of the Group to focus its activities on its core business in Spain, the Portuguese operations were ceased and the process for the sale of the shareholdings of Univertel, the Portuguese subsidiary, was initiated.

The Group’s current expectation is that that process will be completed in 2003. As a result, under Spanish GAAP, the Group has provided for a provision to cover losses and contingencies amounting to euro 10.9 million.

Under US GAAP, Univertel’s net assets have been classified as held for sale and written down to their fair value less the cost related to the sale. Univertel’s results of operations, including the net assets write-down described above, totaled euro 14.9 million, euro 3.9 million and euro 0.7 million at December 31, 2002, 2001 and 2000, respectively, and are considered to be discontinued operations.

The carrying amount of Univertel’s net assets is as follows:

Euro thousand
Total Book value as of December 31,2002

Intangible assets, net	—
Tangible assets, net	—
Current assets	1,162
Total assets	1,162

Less:
Current liabilities	3,911
Other liabilities	13,222

Total net assets	(15,971)

II.          Additional disclosures

The following disclosures are included to comply with the United States Securities and Exchange Commission’s regulations for foreign registrants. As indicated, certain disclosures are presented on a Spanish GAAP measurement basis.

(a)           Use of estimates

The preparation of these financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reporting amounts of certain assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from such estimates.

(b)           Disclosures of fair value of the financial instruments

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and short-term debts approximate fair value due to the short maturity of these instruments. The carrying value of the non-current portion of restricted cash equals to fair value since it bears an explicit and variable interest rate. Equity Value Certificates are carried in the balance sheet at their fair value. Fair value of the company’s equity shares at December 31, 2001 has been estimated using a generally accepted valuation method. The total market value of the MBCF-1, MBCF-2 and MBCF-3 long-term debt balances, as of December 31, 2002 and 2001, was euro 302 million and euro 788 million, respectively.

The company’s long term debt contains certain non-financial covenants. In addition, the senior bank facility contains certain financial covenants. As at December 31, 2002, the company is in compliance with all of these covenants.

(c)           Comprehensive income

US GAAP requires entities to separately disclose all components of comprehensive income in the financial statements in the period in which they are recognized.

Comprehensive income under US GAAP is as follows:

	Euro thousand
	2002	2001

Net loss under US GAAP	(125,400)	(257,893)
Other comprehensive income:
Transition adjustment for derivative financial instruments (net of tax effect of euro 907 thousand)	1,684	3,370
Net comprehensive loss under US GAAP	(123,716)	(254,523)

There was no amount recorded as comprehensive income during the year ended December 31, 2000.

(d)        Classification differences

Net extraordinary expenses. Under Spanish GAAP, the Group has classified certain income and expenses as extraordinary items. Under US GAAP, these items would be classified as a component of other operating and non-operating income (expense), as appropriate.

Cash and cash equivalents. Under Spanish GAAP, cash and cash equivalents equals “cash and banks accounts”.  Under US GAAP, the Group considers all highly liquid investments with a maturity of three months or less, to be cash and cash equivalents, Cash and cash equivalents under US GAAP amounted to euro 1.6 and 10.5 million, at December 31, 2002 and 2001, respectively.

Prepayments for tangible assets.  Under Spanish GAAP, prepayments on account for the purchase or construction of tangible assets are classified as non-current assets.  Under US GAAP, prepaid expenses are classified as current assets until the underlying funds are utilized.

Goodwill. Under Spanish GAAP, goodwill resulting from the vertical merger as explained in note 11 is presented under intangible assets. Under US GAAP it should be presented under the caption Goodwill on consolidation of the balance sheet.

(e)         Acquisition of ONO Service Provider S.A.

The acquisition of ONO Service Provider S.A., (previously Telia Iberia, S.A.) the Spanish subsidiary of Telia AB, the original Swedish state monopoly provider of telephony services, significantly increases the ability of the Group to offer advanced business services such as IP-VPN, firewall, Internet connectivity, etc. and to expand the ONO’s large business services customer base.

The acquisition was recorded using the purchase method of accounting under US GAAP.  Thus, from September 18, 2001 100% of net assets and results of operations have been recorded in the Group’s consolidated financial statements.

Under Spanish GAAP, goodwill has been determined as the difference between the purchase price and the book value of the net assets acquired, as adjusted considering liabilities arising from acquisition.  The amount of goodwill under Spanish GAAP is nil.

Under US GAAP, goodwill has been determined as the difference between the purchase price and the fair value of the net assets acquired.  The negative goodwill arising from the acquisition has been allocated on a pro rata allocation basis to reduce the fair value of the tangible assets acquired.  The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Euro thousand
At September 18, 2001

Current assets	3,631
Tangible assets	4,472
Intangible assets	—
Goodwill	—
Total assets acquired	8,103
Total current liabilities assumed	7,836
Net assets acquired	267

The following unaudited pro forma financial data presents certain profit and loss amounts for the Group as if the acquisition of Ono Service Provider, S.A. had occurred at the beginning of each financial period.  The unaudited pro forma financial data has been prepared in accordance with Spanish GAAP and includes certain adjustments to reflect the assumed change in acquisition dates.  The unaudited pro forma financial data does not include any adjustments for synergies resulting from this acquisition, and does not purport to be indicative of the results of operations which would have occurred had the acquisition actually occurred on the dates indicated, or which may result in future periods.

	Euro thousand Unaudited pro forma Year ended December 31,
	2001	2000
Revenues	147,684	55,133
Loss before income tax and Minority interest	(326,070)	(211,356)
Net loss	(227,264)	(138,050)

On October 1, 2002 a public deed was registered in the Mercantile Register of Madrid for the merger of the following subsidiaries (including Ono Service Provider, S.A.U.) in which Cableuropa, S.A.U. had a 100% shareholding: Cable y Televisión de Andalucía, S.A.U., Jerez de Cable, S.L.U., Onolab Internet, S.A.U., Ono Service Provider, S.A.U. y Telesanlucar, S.L.U. As the merger was a vertical merger, this operation did not give rise to a capital increase in the acquiring company. The merger was authorized by the Ministry of Science and Technology. The merger of those companies had an accounting effect as of January 1, 2002.

(f)         Intangible Assets

Following is disclosed additional required information according to SFAS 142 which has been prepared on Spanish GAAP basis:

Intangible assets’ carrying amounts and accumulated amortization of definite lived intangible assets, in total and by major class as of December 31, 2002

	Euro thousand
	Gross Carrying Amount	Accumulated Amortization
Definite lived intangible assets
Brand	638	388
Franchise acquisition costs	11,955	6,448
Broadcast rights	3,682	—
Computer software	32,393	20,539
Research and development	235	179
Finance leases	6,309	3,127
Other intangible fixed assets	240	192
Total definite lived tangible assets	55,452	30,873

Indefinite lived intangible assets	—	—
Goodwill (Note 8)	128,248	13,453
Total indefinite lived tangible assets	128,248	13,453

Total intangible assets	183,700	44,326

Amortization expense for the period

Euro thousand
2002

Amortization of Goodwill (intangible assets)	6,436
Amortization of intangible assets (excluded goodwill)	15,342
Amortization of Goodwill on consolidation	13,434
Amortization of tangible assets	70,942
Amortization of start up cost	5,582
Total amortization	111,736

Estimated aggregate intangible asset and goodwill amortization expense for each of the five succeeding fiscal years

	Euro thousand
	Intangible Assets	Goodwill(1)
Estimated amortization expense

For the year ended December 31, 2003	9,394	19,835
For the year ended December 31, 2004	9,682	19,835
For the year ended December 31, 2005	4,147	19,835
For the year ended December 31, 2006	3,510	19,835
For the year ended December 31, 2007	3,778	19,835

(1)     Includes both goodwill on consolidation and on intangible asset.

The changes in the carrying amount of goodwill during the period

	Euro thousand
	Goodwill on consolidation	Goodwill in intangible asset

Balance as of January 1, 2002	256,163	118,962
Transfers	(2,042)	2,042
Goodwill acquired during the year	—	227
Amortization	(13,434)	(6,436)
Impairment losses	(754)	—
Balance as of December 31, 2002	239,933	114,795

(g)    Impairment of assets

Given the rapid technological change, the significant advantages offered, both in quality and security, and the recent developments in the Spanish pay television market, of using digital technology, the Group decided to launch digital TV services in 2003. As a result, analogical set top boxes will be gradually replaced by new digital set top boxes commencing June 2003.

It is currently planned that in 2005 a significant part of the migration process from the analogue to digital technology will be completed. The company expects to sustain negative cash flows until at least 2005.

As a result, the estimated fair value of these assets is nil and an impairment charge of euro 32.2 million has been recorded as of December 31,2002.

(h)    New accounting pronouncements

SFAS 143

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 143 Accounting for Obligations Associated with the Retirement of Long-Lived Assets (SFAS 143). This standard will be effective for the Group from January 1, 2003. SFAS 143 provides guidance on accounting for retirement obligations associated with tangible long-lived assets. The standard requires that such obligations be capitalized as part of the assets’ cost at the time of initial recognition, with the related liability discounted to its fair value at the time of recognition. Income adjustments resulting from the adoption of SFAS 143 will be disclosed as a cumulative effect of a change in accounting principles. The Group estimates that the effect of adoption of this new standard is not expected to be material.

SFAS 145

In April 2002, the Financial Accounting Standards Board issued SFAS No.145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. This statement provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting of certain lease modifications and various technical corrections that are not significantly different from the existing pronouncements. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002; however, certain sections are effective for transactions occurring after May 15, 2002. The adoption of this new standard by the Group has not been material.

SFAS 146

In June of 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This statement addresses the financial accounting and reporting issues associated with exit and disposal activities. SFAS No. 146 will be effective for exit or disposal activities initiated after December 31, 2002. The Group is currently assessing the impact this new standard will have on its financial position and results of operations.

SFAS 148

In December 2002, the FASB issued SFAS No.148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123”, (“SFAS 148”). SFAS 148  amends FASB Statement No. 123, “Accounting for Stock Based Compensation” (“SFAS 123”) and provides alternative methods for accounting for a change by registrants to the fair value method of accounting for stock-based compensation. Additionally, SFAS 148 amends the disclosure requirements of SFAS 123 to require disclosure in the significant accounting policy footnote of both annual and interim financial statements of the method of accounting for stock-based compensation and the related pro forma disclosures when the intrinsic value method continues to be used. The statement is effective for fiscal years beginning after December 15, 2002, and disclosures are effective for the first fiscal quarter beginning after December 15, 2002. The Group is currently assessing the impact this new standard will have on its financial position and results of operations.

FIN 45

In November 2002, the FASB issued Interpretation Number 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for interim and annual periods after December 15, 2002 . The initial recognition and initial measurement requirements of FIN 45 are effective prospectively for guarantees issued or modified after December 31, 2002. The Company is currently investigating whether the adoption of the recognition and initial measurement requirements of FIN 45 will have a material impact on the consolidated financial statements.

FIN 46

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an Interpretation of APB No. 51.” FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The Company does not anticipate that the adoption of FIN 46 will have a material impact on the consolidated financial statements.

(i)      Statements of Cash Flows

	Euro thousand
	Year ended December 31,
	2002	2001	2000

Operating activities:
Net loss	(194,642)	(216,920)	(124,868)
Adjustments to reconcile net loss to net cash provided (used):
Gain on hedge of stock option plan	—	—	(22,249)
Non-cash expense/income from phantom stock option plan	(16,660)	—	14,386
Equity Value Certificates appreciation/depreciation	(51,492)	—	8,582
Exchange rate difference in long term debt	(9,966)	(5,800)	34,555
Amortization of deferred expenses	14,156	8,223	2,895
Amortization of goodwill	19,870	13,753	1,772
Depreciation and amortization	91,867	80,773	33,897
Losses (gain) on sale of assets and other non-cash gains, net	—	—	(41,792)
Tax credit	(174,723)	(97,083)	—
Commitments and contingencies	(1,371)	6,756	19,504
Other	—	(969)	9,036
Losses attributable to minorities	(818)	(1,723)	(73,306)
Start-up costs	(14,401)	(38,402)	(75,343)
Deferred expenses	(5,242)	—	(19,155)
Write off start up cost	139,859	—	—
Amortization of soccer rights	5,736	—	—
Provision for discontinuing operations in Portugal	10,922	—	—
Impairment of Goodwill	754	—	—
Changes in shareholding of subsidiaries	(12)	—	—
Provision for tangible assets	34,281	2,000	—

Changes in operating assets and liabilities:
Accounts receivable	4,937	(23,534)	(10,173)
Other current assets	3,252	92,636	(37,694)
Restricted cash	(20,681)	—	(9,934)
Accounts payable	(36,837)	(72,032)	(4,492)
Accrued expenses and other liabilities	(26,870)	(278)	279
Net cash used by operating activities	(228,081)	(252,600)	(294,100)

Investing activities:
Purchase of property and equipment	(242,380)	(359,664)	(285,932)
Goodwill	(228)	—	—
Purchases of intangible assets	(5,454)	(12,680)	(16,340)
Acquisitions of investments	775	(696)	(12,179)
Proceeds from sale of investments	—	969	72,152
Purchases of other assets and deposit returns	—	—	(498)
Change in working capital due to companies entering and	—	(6,424)	—
Net cash used by investing activities	(247,287)	(378,495)	(242,797)

Financing activities:
Issuance of common stock	—	149,998	107,954
Share capital decreases	—	(7,118)	—
Minority interest contributions	—	—	13,209
Proceeds from participative loans	300,000	—	—
Proceeds from short-term debt	—	—	90,175
Proceeds from Multi-borrower Credit Facilities	—	315,335	194,000
Proceeds from Equity Value Certificates	—	76,954	—
Proceeds from other long-term debt	151,193	92,170	3,178
Other long-term liabilities	15,280	—	(3,693)
Other reserves	—	—	—
Net cash provided by financing activities	466,473	627,339	404,823

(Decrease) increase in cash and cash equivalents	(8,895)	(3,756)	(132,074)
Cash and cash equivalents at beginning of period	10,503	14,259	146,333
Cash and cash equivalents at end of period	1,608	10,503	14,259
Cash paid for interest, net of amount capitalized	130,934	107,837	59,446

No cash amounts were paid for income taxes in 2002, 2001 and 2000.

(j)                           Leases

The group leases certain tangible assets, including machinery and equipment, under long-term arrangements. Under Spanish GAAP, finance leases are classified as intangible assets. Under US GAAP, finance leases are classified based upon the underlying asset type.

As of December 31, 2002, the estimated future minimum lease payments under noncancelable lease agreements in excess of one year are as follows:

	Euro thousand
	As of December 31, 2002
	Operating Leases	Finance Leases

2003	17,529	1,823
2004	16,186	172
2005	13,487	—
2006	11,874	—
2007	7,624	—
Thereafter	59,580	—
Total minimum lease payments	126,280	1,995
Present value of net minimum lease payment	107,670	1,993
Less current maturities	(17,529)	(1,823)
Long-term obligations	90,141	170

Rental expense under operating leases in accordance with Spanish GAAP amounted to euro 26.6 million, euro 19.6 million and euro 11.5 million during the years ended December 31, 2002, 2001 and 2000, respectively.