Form 20-F
period 2003-12-31
CABLEUROPA SA
filed 2004-04-27
CIK 1074866

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934 (Fee required)

or

☒ Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2003

or

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

$92,098,000 13% Notes Due 2009

€45,628,000 13% Notes Due 2009

€113,702,000 14% Notes Due 2010

$83,514,000 14% Notes Due 2011

€112,053,000 14% Notes Due 2011

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

Cableuropa, S.A.U. (the “Company” or “Cableuropa”) is a company organized under the laws of Spain.  References to the “2009 USD Notes” are to the $92,098,000 13% Notes due 2009 and references to the “2009 EUR Notes” are to the €45,628,000 13% Notes due 2009 (together with the 2009 USD Notes, the “2009 Notes”), references to the “2010 EUR Notes” are to the €113,702,000 14% Notes due 2010 (“2010 Notes”), references to the “2011 USD Notes” are to the $83,514,000 14% Notes due 2011 and references to the “2011 EUR Notes” are to the €112,053,000 14% Notes due 2011 (together with the 2011 USD Notes, the “2011 Notes”), all issued by ONO Finance PLC, a financing company (“ONO Finance”).  The 2009 Notes, the 2010 Notes and the 2011 Notes are collectively referred to as the “Notes.”

Unless otherwise indicated or otherwise required by the context, all references in this Form 20-F to “EUR”, “euro” or “€” are to the euro, the lawful currency of Spain. References to “U.S. dollars,” “dollars,” “USD” or “$” are to United States dollars, the lawful currency of the United States of America.

Amounts stated in U.S. dollars, unless otherwise indicated, have been translated from euro at an assumed rate solely for your convenience, and should not be construed as representations that euro amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated or at any other rate. Unless indicated otherwise U.S. dollar amounts have been translated from the euro at the rate of €1.00 = $1.2630, the euro foreign exchange reference rate published by the European Central Bank (“ECB”), on December 31, 2003.

Cableuropa maintains its accounting records and prepares its statutory accounts in accordance with Spanish GAAP. The audited consolidated financial statements of Cableuropa as of December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003, and, unless otherwise indicated, other financial information in this Form 20-F, have been prepared in accordance with Spanish GAAP, which differs in certain significant respects from U.S. GAAP. For a discussion of the most significant differences between Spanish GAAP and U.S. GAAP relevant to us and reconciliations of net income and shareholders’ equity to U.S. GAAP, see note 29 of the notes to our consolidated financial statements included elsewhere in this Form 20-F.

Certain Operational Definitions

In this Annual Report, the following defined terms have the meanings indicated below:

“ARPU” means monthly average revenue per user, and is calculated by dividing total revenues generated from our telephony, Internet and cable television services provided to customers that are directly connected to our network in any quarter by the average number of customers in that quarter, the result of which is divided by three. The average number of customers for any period is calculated by adding the number of customers at the beginning of the period to the number of customers at the end of the period and dividing by two. In this offering memorandum ARPU is the ARPU for the fourth quarter of the relevant year only.

“Churn” means the percentage obtained by dividing the number of customers who cease to receive any of our services (either voluntarily or involuntarily) in any quarter by the average total number of customers during that quarter, multiplied by four. The average number of customers for any period is calculated by adding the number of customers at the beginning of the period to the number of customers at the end of the period and dividing by two. In this offering memorandum, churn is the churn for the fourth quarter of the relevant year, multiplied by four.

“Homes passed” means homes for which all of the relevant network equipment has been activated. Homes passed can be released to marketing once the customer tap (an amplifier serving between four and eight homes) and drop (the final connection to a home) have been installed.

“Homes released to marketing” means a home to which we can provide either telephony, Internet or cable television service within four days.

“Penetration” is the percentage of customers over homes released to marketing in our franchise areas, and with respect to any particular service, penetration is the percentage of RGUs of that service over homes released to marketing in our franchise areas.

“RGUs” are revenue generating units where each customer is counted as a revenue generating unit for each service for which such customer subscribes, regardless of the number of services that customer receives from us. Thus a single customer who receives telephony, Internet and cable television services from us would account for three RGUs.

Non-GAAP Financial Measures

EBITDA and annualized EBITDA as well as the related ratios presented in this Annual Report are supplemental measures of our performance and liquidity that are not required by, or presented in accordance with, Spanish GAAP or U.S. GAAP. EBITDA and annualized EBITDA are not measurements of our financial performance or liquidity under Spanish GAAP or U.S. GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with Spanish GAAP or U.S. GAAP or as an alternative to cash flow from operating activities as a measure of our liquidity.

We believe that EBITDA and annualized EBITDA facilitate comparisons of operating performance from period to period and company to company by eliminating potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses), the age and booked depreciation and amortization of assets (affecting relative depreciation and amortization of expense), extraordinary items and minority interests. We also present EBITDA and annualized EBITDA because we believe that they are frequently used by securities analysts, investors and other interested parties in evaluating similar companies in our industry, many of whom present such non-GAAP financial measures when reporting their results. Finally, we present EBITDA and annualized EBITDA as a supplemental measure of our ability to service our debt.

Nevertheless, EBITDA and annualized EBITDA have limitations as analytical tools, and you should not consider them in isolation from, or as a substitute for analysis of, our financial condition or results of operations, as reported under Spanish GAAP. Some of these limitations are:

  EBITDA and annualized EBITDA measures do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

  EBITDA and annualized EBITDA measures do not reflect changes in, or cash requirements for, our working capital needs;

  EBITDA and annualized EBITDA measures do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and annualized EBITDA measures do not reflect any cash requirements for such replacements;

  EBITDA and annualized EBITDA measures do not reflect extraordinary income/expense or any other non-cash items; and

  other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.

Because of these limitations, EBITDA and annualized EBITDA should not be considered as measures of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our Spanish GAAP results and using EBITDA measures only supplementally. See our consolidated financial statements set forth in Item 18.

Total Homes and Businesses Data

Total homes for each of our franchise areas are derived from the advances of the 2001 Spanish national census published by the National Statistics Institute of Spain (Instituto Nacional de Estadística, or “INE”). Total businesses for each of our franchise areas are derived from the 2003 businesses central directory which is also published by INE. Although we accept responsibility for the accurate extraction of such data, we accept no further responsibility in respect of such data.

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

Rounding

Certain numerical figures included in this Annual Report have been rounded. Therefore, discrepancies in tables between totals and the sums of the amounts listed may occur due to such rounding.

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

CONTENTS

Clause

Item 1.	Identity of Directors, Senior Management and Advisers

Item 2.	Item 2. Offer Statistics and Expected Timetable

Item 3.	Item 3. Key Information
A.	Selected Financial Data
B.	Capitalization and Indebtedness
C.	Reasons for the Offer and Use of Proceeds
D.	Risk Factors

Item 4.	Information on the Company
A.	History and Development of the Company
B.	Business Overview
C.	Organizational Structure
D.	Property, Plant and Equipment
E.	Legal Proceedings

Item 5.	Operating and Financial Review and Prospects
A.	Operating Results
B.	Liquidity and Capital Resources
C.	Research and Development, Patents and Licenses
D.	Trend information
E.	Off-Balance Sheet Arrangements
F.	Tabular Disclosure of Contractual Obligations
G.	Safe Harbor

Item 6.	Directors, Senior Management and Employees
A.	Directors and Senior Management
B.	Compensation
C.	Board Practices
D.	Employees
E.	Share Ownership

Item 7.	Shareholders and Related Party Transactions
A.	Shareholders
B.	Related Party Transactions
C.	Interests of Experts and Counsel
D.	Sarbanes-Oxley Act of 2002

Item 8.	Financial Information
A.	Consolidated Statements and Other Financial Information
B.	Significant Changes

Item 9.	The Offer and Listing
A.	Offer and Listing Details
B.	Plan of Distribution
C.	Markets
D.	Selling Shareholders
E.	Dilution
F.	Expenses of the Issue

Item 10.	Additional Information
A.	Share Capital
B.	Memorandum and Articles of Association
C.	Material Contracts
D.	Exchange Controls
E.	Taxation
F.	Dividends and Paying Agents
G.	Statement by Experts
H.	Documents on Display
I.	Subsidiary Information

Item 11.	Quantitative and Qualitative Disclosure about Market Risk

Item 12.	Descriptions of Securities Other than Equity Securities

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Item 15.	Controls and Procedures

Item 16.	[Reserved]
A.	Audit Committee Financial Expert
B.	Code of Ethics
C.	Principal Accountant Fees and Services
D.	Exemptions From the Listing Standards for Audit Committee
E.	Purchases of Equity Securities by Issuer

Item 17.	Financial Statements

Item 18.	Financial Statements

Item 19.	Item 19. Exhibits

PART I

Item 1.    Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.    Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3.    Item 3. Key Information

A.          Selected Financial Data

The following summary historical consolidated financial information presented below under the caption summary income statement data and under the caption summary balance sheet data as of and for the years ended December 31, 2001, 2002 and 2003 is derived from our audited consolidated financial statements as of and for the years ended December 31, 2001, 2002 and 2003 which are included in this Annual Report.  We have also included various other financial and operating data that we believe may be useful to investors.  You should read the following financial information and operating data together with our audited consolidated financial statements and notes thereto included in Item 18 of this Annual Report.

Our audited consolidated financial statements have been prepared in accordance with Spanish GAAP, which differ in certain significant respects from U.S. GAAP. You can find a description of the most significant differences between Spanish GAAP and U.S. GAAP relevant to us and reconciliations of net income and shareholders’ equity in note 29 of the notes to our audited consolidated financial statements.

	As of and for the year ended December 31,
	1999	2000	2001	2002	2003
	(euro in millions)

Summary Income Statement Data:
Revenues:
Residential telephony	4.0	31.1	79.3	133.1	184.0
Residential Internet	—	2.0	18.1	39.1	62.3
Cable television	2.7	15.7	38.3	62.3	83.0
Business services	0.1	2.6	7.9	19.0	29.3
Total revenues	6.8	51.4	143.6	253.4	358.6

Expenses:
Cost of services	12.2	35.6	74.3	85.7	105.6
Selling, general and administrative expenses	103.1	203.6	188.5	180.8	166.1
Costs capitalized	(65.8)	(117.9)	(61.8)	(28.9)	(15.2)
Restructuring and other related expenses	—	0.4	9.1	—	—
Broadcast rights amortization	1.3	4.8	4.5	5.7	4.2
Depreciation and amortization	11.6	33.9	80.8	98.3	102.5

Total Operating expenses	62.4	160.4	295.4	341.6	363.2

Operating loss	(55.7)	(108.9)	(151.8)	(88.2)	(4.6)

Amortization of goodwill	—	(1.8)	(13.8)	(13.4)	(13.4)
Interest and other financial expense, net	(55.4)	(113.1)	(146.9)	(96.8)	(130.2)
Extraordinary income/(expense), net	3.3	25.7	(3.3)	(171.8)	298.2

Loss before tax and minority interests	(107.7)	(198.2)	(315.7)	(370.2)	150.0

Net profit/(loss)	(45.3)	(124.9)	(216.9)	(194.6)	97.0

Summary Balance Sheet Data:
Cash	146.3	3.5	0.6	1.3	1.3
Restricted cash(1)	100.9	110.9	27.6	39.1	—
Tangible assets, net	262.8	739.1	1,065.2	1,202.4	1,295.1
Total assets	774.1	1,772.1	2,087.4	2,259.3	2,123.3
Total debt(2)	413.2	741.0	1,204.8	1,303.3	1,065.7
Participative loans(3)	28.4	—	—	300.0	300.0
Common stock	134.6	489.0	484.7	484.7	484.7
Shareholders’ equity	77.5	632.1	410.8	216.2	313.2

Summary Other Data:
EBITDA(4)	(30.2)	(55.8)	(57.2)	15.8	102.1
EBITDA margin(5)	—	—	—	6.2%	28.5%
Capital expenditures(6)	(207.9)	(428.4)	(359.7)	(251.7)	(198.6)
Net cash provided/(used) by operating activities	(151.9)	(151.7)	(252.5)	(176.8)	49.7
Net cash used in investing activities	(251.4)	(385.2)	(372.1)	(256.6)	(195.0)
Net cash provided by financing activities	532.8	404.8	620.8	424.5	145.1
Number of Shares (thousands)(7)	134,606	488,951	484,663	484,663	484,663

U.S. GAAP Data:
Net profit/(loss)	(74.0)	(172.0)	(257.9)	(125.4)	114.5
Shareholders’ equity	40.2	693.1	443.8	315.7	428.5

Summary Operating Data (unaudited)

	As of December 31,
	2001	2002	2003

Infrastructure:
Local access network (route kilometers)	5,135	6,279	6,992
Backbone network (route kilometers)	5,712	6,263	6,362
Homes passed	1,399,514	1,760,744	2,003,233
Homes released to marketing	1,111,158	1,469,061	1,743,266
% of homes passed	79.4%	83.4%	87.0%

Customers:
Residential	333,997	480,296	581,345
Business	4,829	8,648	13,133

Residential RGUs:
Telephony	308,056	448,926	544,271
Internet	86,119	141,622	199,066
Cable television	232,199	296,956	339,378
Total RGUs	626,374	887,504	1,082,715

Total RGUs/Customer	1.88	1.85	1.86

ARPU (in euro):
Residential customers	45.7	50.7	54.1
Telephony	28.4	30.8	31.4
Internet	26.2	30.2	32.7
Cable television	18.0	21.2	23.1
Business customers	278.0	205.0	229.0

Total Residential Penetration:
Customer	30.1%	32.7%	33.3%
Internet	7.7%	9.7%	11.4
Telephony	27.7%	30.6%	31.2%
Cable television	20.9%	20.2%	19.4%

Churn	12.9%	12.1%	13.7%

(1)     Restricted cash is U.S. government securities and European government securities that were purchased and pledged to secure interest payments on the Notes through March 2003.

(2)     Total debt is financial short-term debt and long-term debt. Total debt does not include participative loans. In 2003, total debt included the €98.5 million GCO Loan. Total debt does not include accrued interest expenses.

(3)     In 1999, participative loans represent subordinated loans by Spaincom. From 2002, participative loans are subordinated loans from GCO to Cableuropa. The participative loans do not currently bear interest but will accrue a variable interest rate of 0.25% per annum on the volume of revenues of the ONO Group, once revenues have surpassed €747 million on a quarterly basis. For the purpose of capitalization calculations under the Spanish corporations law, participative loans are treated as shareholder’s equity.

(4)     EBITDA represents earnings before interests, taxes, depreciation and amortization, extraordinary and other non-cash items and minority interests. EBITDA is not a GAAP measure in either Spain or in the United States and should not be considered in isolation or as a substitute for, or as an alternative to, net income, operating income, cash flow from operations, other cash flow data or any other performance measures prepared in accordance with Spanish GAAP or U.S. GAAP.

                A reconciliation between EBITDA and net profit/(loss) is set forth below:

	2001	2002	2003
(euro in millions)

Consolidated net profit/(loss)	(216.9)	(194.6)	97.0
Loss attributed to minority interests	(1.7)	(0.8)	0.0
Income tax credits	(97.1)	(174.7)	53.0
Net extraordinary (income)/expense	3.3	171.8	(298.2)
Net financial expense	146.9	96.8	130.2
Amortization of goodwill	13.8	13.4	13.4
Depreciation and amortization	80.8	98.3	102.5
Broadcast rights amortization	4.5	5.7	4.2
Other non cash items	9.1	0.0	0.0
Total adjustments to reconcile net profit/(loss) and EBITDA	159.7	210.4	5.1

Total EBITDA	(57.2)	15.8	102.1

(5)     EBITDA margin is calculated by dividing EBITDA for a particular period by the total revenues for that period. EBITDA margin is omitted when negative.

(6)     Capital expenditures refers to purchase of property and equipment.

(7)     €1.00 par value shares.

Exchange Rates

The table below sets forth the euro versus the U.S. dollar as certified by the European Central Bank. We do not represent that the U.S. dollar amounts referred to below could have been converted into euro at any particular rate indicated or at any other rate. The rates below may differ from the rates used in our audited consolidated financial statements and other financial information appearing in this offering memorandum. The average amounts set forth below under “Average” are calculated as the average of the foreign exchange reference rates on the last business day of each month.

	Low	High	Average	End of Period
	(U.S. dollars per euro)
1999	1.0015	1.1790	1.0588	1.0046
2000	0.8252	1.0388	0.9198	0.9305
2001	0.8384	0.9545	0.8917	0.8813
2002	0.8578	1.0487	0.9511	1.0487
2003	1.0377	1.2630	1.1418	1.2630

The table below shows the high and low foreign exchange reference rates for each month during the six full months prior to the date of this Annual Report.

	Low	High
	(U.S. dollars per euro)
October 2003	1.1579	1.1788
November 2003	1.1424	1.1994
December 2003	1.1975	1.2630
January 2004	1.2373	1.2828
February 2004	1.2418	1.2858
March 2004	1.2118	1.2484
April 2004 (through April 23)	1.1836	1.2320

On April 23, 2004, the euro foreign exchange reference rate was €1.00=$1.1885.

B.          Capitalization and Indebtedness

Not applicable.

C.          Reasons for the Offer and Use of Proceeds

Not applicable.

D.          Risk Factors

In addition to other information contained in this Annual Report on Form 20-F, prospective investors should carefully consider the risks described below before making any investments decisions with respect to our company. Our business, our ability to pay the principal and interest on our present and future debt and any decision by security holders are subject to a number of significant risks, including those described below. If any of the following risks actually occur, our business, financial condition or results of operations could suffer and investors could lose all or part of their investment. There may also be other risks of which we are currently unaware or that we do not currently believe are material that could harm our business, financial condition or results of operations. The risks described herein do not include all of the risks associated with our business. Additional risks not known to us at present or that we currently deem immaterial could also impair our business operations and our ability to meet our debt obligations.

Risks Relating To our Financial Profile

We may not generate sufficient cash flow to fulfill our debt obligations, including payments related to the multi-borrower credit facilities or the Note guarantees.

Our ability to make payments on our debt, including payments under the senior bank facility, our multi-borrower credit facilities and the Note guarantees, or to refinance any such debt, will depend on our ability to generate cash. Our ability to generate cash is dependent on many factors, including, among others:

•    our future operating performance;

•    the level of our capital expenditures;

•    the demand and price levels for our products and services;

•    general economic conditions and conditions affecting customer spending;

•    competition;

•    our ability to use our carry-forward tax losses; and

•    other legal, tax, litigation and regulatory factors affecting our business.

We have experienced negative cash flow since we commenced operations in 1998, and we expect to sustain negative cash flow at least until the end of 2005. We cannot assure you that our business will generate sufficient cash or that future financing will be available to us on commercially reasonable terms or at all. To the extent our results of operation are less than anticipated or we are forced to make significant revisions to our current business plan, we may need to raise additional capital or refinance all or a portion of our debt on or before maturity in order to fund operations and to meet our debt service obligations, including payments under the senior bank facility, the multi-borrower credit facilities, and the guarantees. However, our ability to raise capital or refinance our debt depends on  a number of factors including the liquidity of the capital markets, and we may not be able to do so on satisfactory terms, or at all. In the event that we cannot raise additional capital or refinance our debt, we may be unable to meet our payment obligations under the senior bank facility, the multi-borrower credit facilities, and the guarantees.

Our substantial debt service requirements could have a material adverse effect on our business, financial condition and results of operations.

We are a leveraged company with significant debt service requirements. As of December 31, 2003 our indebtedness was €1,065.7 million. In addition to the multi-borrower credit facilities, as of December 31, 2003 we had the following debt outstanding:

•    €515 million drawn down under our €750 million senior bank facility;

•    €98.5 million GCO Loan;

•    €8.2 million VAT facility;

•    €7.4 million of other debt; and

•    €26.1 million of subsidized loans from the Spanish authorities.

In addition, a substantial portion of our debt, including under our senior bank facility, bears interest at variable rates. If market interest rates increase, our variable rate debt will create higher debt service requirements, which would adversely affect our cash flow. While we may enter into hedging or other agreements designed to limit our exposure to higher debt service requirements as a result of our variable-rate debt, there is no guarantee that such agreements will offer complete protection against such risk.

To fund net losses and finalize the build-out of our network we expect to incur additional indebtedness principally from drawdowns under the senior bank facility. Our financial leverage could have important consequences, including:

•    making it more difficult for us to satisfy our financial obligations, including those under the senior bank facility, our multi-borrower credit facilities, and the guarantees;

•    increasing the cost of, or impeding our ability to obtain, additional debt or equity financing to fund our capital expenditures and the substantial net losses we expect to incur in connection with our operations and completion of the build-out of our network;

•    impeding our ability to compete with other providers of telephony, Internet and pay television services that are less leveraged than we are;

•    restricting our ability to bid for, or be awarded, licences or new franchises, make strategic acquisitions, exploit business opportunities or react to significant changes in our business or in general economic conditions; and

•    adversely affecting public perception of us and our brand.

Subject to certain restrictions, we may be able to incur substantially more debt.

Subject to the restrictions in our senior bank facility, the indentures governing the Notes and the guarantees (the "Indentures") and other outstanding debt, which are subject to a number of significant qualifications and exceptions, we may be able to incur substantial additional debt in the future, which could also be secured. For example, the Indentures allow us to grant liens on our property or assets to secure any debt ranking senior to the guarantees and certain other debt that, in each case, may be incurred under the “Limitation on Debt” covenant in the Indentures.  To the extent new debt is added to our currently anticipated debt levels, the risks described in “Risks Relating to our Business—Our substantial debt could result in a material adverse affect our business, financial condition and results of operations” could become more significant.

Our senior bank facility contains financial covenants which we could fail to meet.

Our senior bank facility as amended or refinanced requires us to satisfy specified financial tests and maintain specified financial ratios and covenants regarding maximum total group senior debt to consolidated annualized EBITDA, maximum group total indebtedness to consolidated annualized EBITDA, minimum EBITDA to senior interest expense and minimum EBITDA to total interest expense. In addition, the senior bank facilities requires us to comply with other covenants including total maximum capital expenditures. See “Item 10. Material Contracts - The Senior Bank Facility."

Our ability to comply with these ratios and to meet these tests may be affected by events beyond our control and we cannot assure you that we will continue to meet these tests. Our failure to comply with these obligations could lead to a default under the senior bank facility unless we can obtain waivers or consents in respect of any breaches of these obligations under the senior bank facility. We cannot assure you that these waivers or consents will be granted. In the event of any default under the senior bank facility, the lenders under that facility will not be required to lend any additional amounts to us and could elect to declare all outstanding borrowings, together with accrued interest, fees and other amounts due thereunder, to be immediately due and payable. In the event of a default, the relevant lenders could also require us to apply all available cash to repay the borrowings or prevent us from making debt service payments on our multi-borrower credit facilities, either of which would be an event of default under our Notes. If the debt under the senior bank facility or our Notes were to be accelerated, we cannot assure you that our assets would be sufficient to repay such debt in full.

Restrictions imposed by our debt obligations limit our ability to take certain actions.

The terms of the senior bank facility and the Indentures contain a number of restrictive covenants and other provisions that limit our ability to operate our business. For example, these terms limit our ability to, among others things:

•    pay dividends or make other distributions;

•    make certain investments or acquisitions;

•    engage in transactions with affiliates and other related parties;

•    merge or consolidate with other companies;

•    make capital expenditures;

•    sell or dispose of assets other than in the ordinary course of business;

•    incur additional debt; and

•    create certain liens.

These covenants could adversely affect our ability to engage in other business activities that may be in our best interests. In addition to limiting our ability to operate our business, a failure to comply with these obligations could lead to a default under the terms of the relevant debt agreements which would prevent us from borrowing any additional amounts thereunder or the lender declaring all outstanding principal and interest becoming immediately due and payable. This would lead to a default under our other debt agreements and as a result much of our other debt could be accelerated. If this were to occur we can make no assurance that we would have sufficient funds to repay our debt.

If we experience a change of control, we may not have enough money to repay the multi-borrower credit facilities.

Under the terms of the Indentures, upon the occurrence of a change of control of Cableuropa, or the sale of all or substantially all of our assets, ONO Finance is required to offer to purchase all outstanding Notes at a purchase price of 101% of the aggregate principal amount thereof, plus accrued and unpaid interest.  The multi-borrower credit facilities have a corresponding covenant requiring repayment. However, we cannot assure you that in the event of a change of control, we would have sufficient funds to repay the multi-borrower credit facility.  In addition, the senior bank facility and instruments governing our existing and future debt may prohibit us from repaying the multi-borrower credit facility prior to its stated maturity, including upon a change of control or a sale of all or substantially all of our assets.   In the event of a change of control, our failure to repay the multi-borrower credit facility would result in an event of default under the Indentures which, in turn, would constitute an event of default under the senior bank facility. In such circumstances, the subordination provisions in the Indentures would restrict any repayment under the multi-borrower credit facility (including payments under the guarantees) unless all of our senior debt has been paid in full.

We have incurred substantial net losses to date and we may not be profitable in the future.

The construction and operation of our network and the development of our business has required a significant investment. Excluding the extraordinary effect of our repurchase in 2003 of certain Notes, we have incurred substantial net losses since our inception as our depreciation and amortization and our financial expenses are significantly higher than our EBITDA. On a consolidated basis, and excluding the effect in 2003 of our repurchase of certain Notes, we incurred net losses of €106.8 million in 2003, €194.6 million in 2002 and €216.9 million in 2001 and we expect to continue to incur net losses until at least 2006. However, we cannot be certain that we will achieve or sustain profitability in the future. As a result, we may not have sufficient funds to make payments on our substantial debt obligations, to meet the covenants under our senior bank facility or to fund our operations.

We prepare our financial statements in accordance with Spanish GAAP, which differs from U.S. GAAP. International Financial Reporting Standards or other accounting legislation may be applicable to us in the future, which could significantly affect our net equity.

According to Spanish law and regulations, we carry our accounting records and prepare our financial statements in accordance with Spanish GAAP, which differs from U.S. GAAP. The European Union intends to converge its State Members’ accounting policies and adopt International Financial Reporting Standards (“IFRS”). Although we are not currently affected by any rule that requires us to change our accounting standards, we may be affected by these rules in the future. To the extent that we are required to adopt IFRS, or we choose to do so in the future, we would be required to change certain of our accounting policies. Such changes could significantly affect our net equity position and the presentation of our results of operations.

Risks Relating to our Business

We may not generate sufficient cash flow to fund our operations or capital expenditures.

The operation, expansion and upgrade of our network, as well as the costs of sales and marketing of our products and services require substantial financing. We also have major capital resource requirements relating to, among other things, the following:

•    the continued build-out of our network within our franchise areas;

•    development and deployment of new products and services;

•    implementation of new technologies; and

•    maintain the quality of our network.

Our ability to fund our ongoing operations will depend on our ability to access financing and generate cash. Our ability to generate cash is dependent on many factors. For a discussion of these factors see “—We may not generate sufficient cash flow to fulfill our debt obligations, including payment on the multi-borrower credit facilities or the Note guarantees”.

In addition, our liquidity and capital resource requirements may increase if we expand into additional franchise areas or if we make any future acquisitions. We may not generate sufficient cash flow or have access to sufficient funding to meet these requirements. If we fail to meet these requirements, our operations could be significantly affected and future growth could be significantly curtailed.

We are dependent on others to provide premium programming for our cable television service, including one of our main competitors.

Our ability to compete in the multi-channel pay television market is, in part, dependent on our ability to obtain attractive programming at a reasonable price. However, a relatively small number of companies, including Sogecable, our main competitor in the pay television market, produce and control access to premium programming.  Sogecable is also one of our suppliers of content. If we are unable to purchase premium content at commercially reasonable prices or at all, our ability to retain and grow our customer base could be adversely affected.

Sogecable, through its satellite TV platform branded as Digital +, controls a very significant portion of the Spanish pay television market. This significant market power may provide Sogecable with competitive advantages over our pay television operations, such as the ability to extend its range of preferential or exclusive agreements with providers of premium content, exert increased pricing power with respect to suppliers and the ability to eventually benefit from cross marketing with Telefónica (a significant shareholder in Sogecable). As such, Sogecable may prevent us from accessing certain programming or force us to pay substantial amounts to access programming for our subscribers. For additional information regarding our access to content, see Item 4 “Business Overview—Multi-Channel Television.”

The difficulties of integrating Retecal and its network into our business and operations could impede our future growth and adversely affect the operation of our business.

Grupo Corporativo ONO, S.A. ("GCO"), our sole shareholder, has recently completed the acquisition of Retecal, which holds the cable franchise area for the region of Castilla y León. This acquisition does not currently affect our operations, our financial condition or financing agreements. However, we currently intend to enter into shared services agreements with Retecal in order to capture economies of scale and aggregate buying power. Subject to the limitations imposed by the Indentures, we expect that over time we will integrate Retecal and its network more fully into our business and operations. These activities may divert the attention of our senior management, which could have a negative impact on the operation of our business.

The integration of Retecal, as well as the integration of any potential future acquisitions may expose us to certain risks, including the following:

•    difficulty in integrating the acquired business in a cost-effective manner, including network infrastructure, management information and financial control systems, personnel, marketing, customer service and product offerings;

•    unforeseen legal, regulatory, contractual, labor or other issues arising from the acquisitions;

•    significant unexpected liabilities or contingencies arising from the acquisition, for which we are not fully indemnified;

•    inability to retain customers following the acquisition;

•    potential disruptions to our ongoing business caused by senior management’s focus on the acquired companies;

•    inability to maintain uniform quality standards, controls, procedures and policies; and

•    the impairment of relationships with employees as a result of changes in management and ownership.

When we integrate Retecal, and any potential future acquisitions, we cannot assure you that we will be successful in managing the foregoing or any other risks. Our failure to overcome these and other risks could have a material adverse effect on our business, financial condition and results of operations.

In addition to the foregoing, the integration of Retecal into the ONO Group will initially increase the debt levels in the ONO Group.

Our business depends on equipment and service suppliers, who may fail to provide necessary equipment and services on a timely basis, discontinue their products or seek to charge us prices that are not competitive; any of which could adversely affect our business or profitability.

We depend upon a small number of major suppliers, including Alcatel and Motorola for essential products and services relating to our network infrastructure. These suppliers may, among other things, extend delivery times, supply unreliable equipment, raise prices and limit or discontinue supply due to their own shortages or business requirements.

In most cases, we have made substantial investments in the equipment or software of a particular supplier, making it difficult for us to rapidly change such relationships if a current supplier is unable or unwilling to offer us reasonable prices or ceases to produce equipment or provide the services we require.

If these suppliers are unable or unwilling to deliver products and services on a timely basis and at reasonable prices or their products are found to be faulty, our ability to provide products and services to our customers at competitive prices might be adversely affected, which could negatively impact our growth, financial condition and results of operations.

Unanticipated network interruptions may adversely affect our ability to deliver our products and services.

Our business is dependent on the continued and uninterrupted performance of our network. We manage and monitor our network on a 24 hours a day, 365 days a year basis. However, system, network, hardware and software failures, have occurred and could occur in the future and affect the quality of, or cause an unexpected interruption in, our service. These failures could result in costly repairs and affect customer satisfaction thereby reducing our customer base and revenues, and damaging our brand image.

Moreover if any part of our network is affected by flood, fire or other natural disaster, terrorism, power loss or other catastrophe, our operations and customer relations could be materially adversely affected. Our disaster recovery, security and service continuity protection measures include back-up power systems, resilient ring network systems, and network monitoring. However, we cannot assure you that these precautions will be sufficient to prevent loss of data or prolonged network downtime.

In addition, our business is dependent on certain sophisticated critical systems, including our switches, billing and customer service systems. The hardware supporting those systems is housed in a relatively small number of locations and if damage were to occur to any such locations or if those systems develop other problems, there could be a material adverse effect on our business.

Our business depends on the continuous maintenance and improvement of our network, systems and operations.

We must continuously maintain and improve our networks in a timely and cost-effective manner in order to maintain and expand our customer base, enhance our operating and financial performance and satisfy regulatory requirements. The maintenance and improvement of our existing networks as well as our continued build-out depends on our ability to:

•    enhance the functionality of our network in order to offer increasingly customized services to our customers;

•    fill in coverage gaps and increase coverage in our franchises;

•    upgrade our existing network and systems with new technology;

•    expand the capacity of our networks to cope with increased bandwidth usage;

•    expand and maintain customer service, network management and administrative systems;

•    modify network infrastructure for new products and services; and

•    finance maintenance and upgrades.

If we fail to maintain and improve our network, our services may be less attractive to existing and potential customers and we may lose customers to competitors who are able to provide higher quality services than us. This could impact our financial condition and make it more difficult for us to fund our operations and meet our substantial debt obligations.

We require information technology enhancements in order to continue to provide a high quality customer service. We are currently integrating a new billing and customer relations management system that requires both capital expenditure and a complex migration and integration process. Our inability to effectively implement the new billing system could have a significant adverse effect on the quality of our customer service, our brand image among residential and business customers and the size of our subscriber base. This could impact our financial conditions and make it more difficult for us to fund our operations and meet our substantial debt obligations.

Loss of key employees could weaken our business.

Our operations are managed by a number of key executives and employees. The loss of key employees could significantly impede our financial plans, product development, network completion, marketing and other plans. In addition, competition for qualified executives in the telecommunications industry is intense. Our growth and our success in implementing our business plans will largely depend on our continued ability to attract and retain highly skilled employees. We cannot assure you that we will be successful in hiring and retaining qualified personnel. If any of our senior executives or other key personnel cease their employment with us, our future operations could be harmed.

The Spanish residential and business telephony, broadband Internet and pay television markets are highly competitive and may become more competitive in the future, which could result in lower prices, the loss of current and potential subscribers, and reduced revenues and profitability.

We face significant competition from established and new competitors who provide telephony, Internet, television and business services in Spain. In some instances, we compete against companies with fewer regulatory burdens, larger financial resources, more comprehensive products and services, greater personnel resources, wider geographical coverage, greater brand name recognition and more established relationships with regulatory authorities and customers.

Residential Telephony.  In the telephony market, our principal competitor is Telefónica and its various subsidiaries. Telefónica is the former monopoly provider of most telecommunications services in Spain. Telefónica has, among other competitive advantages, significantly greater financial resources, brand recognition and market presence than we do. In addition, we also compete with mobile telephone operators such as Telefonica Móviles (a subsidiary of Telefónica), Vodafone and Amena (a member of the Auna Group) that may threaten the competitive position of our networks, particularly if charges for calls on mobile networks continue to decrease.

Residential Internet.  Telefónica is our principal competitor with respect to broadband Internet services. In addition to Telefónica, there are various providers of DSL broadband Internet services that offer broadband services using Telefónica’s network on a bundled and unbundled basis, such as Wanadoo, Tiscali and Ya.com.

Television.  Our cable television services compete against Spain’s free-to-air nationwide, regional and local channels. In addition, in the pay television market, we compete against Sogecable’s pay television channel, Canal+ and Sogecable’s satellite platform, Digital +. Digital + has greater resources and market presence than we do, and has exclusive access to certain premium television content. As well as being our principal competitor in the pay television market, Sogecable is one of our programming providers and provides us with access to certain premium content programming. In addition to established competitors such as Sogecable, we may experience increased competition from other current or future competitors or from new technologies. For example, Telefónica has recently launched “Imagenio,” a new commercial pay television service using digital subscriber line (“DSL”) technology, and digital terrestrial operators are expected to play a role in the marketplace.

In addition, Spanish regulations regarding the provision of cable television services have recently been liberalized which will allow additional although new authorizations to provide cable television services in our franchise areas to be granted after December 31, 2009.  As of January 1, 2006 the Spanish government is allowed, under certain conditions, to amend this term.

Business Services.  Telefónica and its affiliates are our principal competitors in providing business telecommunications services, followed by Auna, BT-Ignite, COLT Telecom España, Uni2 and Comunitel, among others. We also compete with other operators including wireless local loop operators.

Competition from the companies described above, as well as from new entrants and new technologies, including but not limited to Internet based telephony, could create downward pressure on prices across all four of our business segments, resulting in a decrease in our ARPU, a loss of subscribers and a decrease in profitability. In addition, technological developments are increasing cross-competition in certain markets, such as that between mobile and fixed-line telephony. As a result of the foregoing, our success in the marketplace is affected by the actions of our competitors. In particular, our business may be affected if our competitors:

•    offer lower prices, more attractive bundled services or higher quality services, features or content;

•    more rapidly develop and deploy new or improved products and services; or

•    more rapidly expand and enhance their networks.

To compete effectively, we need to successfully market our services, anticipate and respond to various competitive factors affecting all of our markets, such as the introduction of new products and services by our competitors, pricing strategies adopted by our competitors, changes in consumer preferences and general economic and social conditions. If we are unable to compete effectively with our competitors or to effectively anticipate or respond to consumer sentiment, we could lose existing and potential customers, which could result in reduced operating margins and results of operations that fall substantially short of our current expectations.

In addition, the provision of cable television services has been recently liberalized although new authorizations shall not be granted before December 31, 2009 in our franchise areas. As of January 1, 2006 the Spanish government is allowed, under certain conditions, to amend this term.

                The telecommunications industry is subject to rapid technological changes and such changes could have a material adverse effect on our ability to provide competitive services.

                The telecommunications industry is characterized by rapid technological changes and the introduction of new products and services. Our future success depends on our ability to anticipate and adapt in a timely manner to such changes. We expect that new products and technologies will emerge and that existing products and technologies will further develop potentially reducing the prices for our services and rendering obsolete the products and services we offer and the technologies we use. This may require us to invest in new technologies in order to compete effectively with our competitors. However, there is no guarantee that we will be able to fund the capital expenditures for such technological developments through operating cash flow. If our cash flow from operations were insufficient, we would have to seek additional financing to fund the capital expenditures. Given our current substantial debt and the restrictions on our ability to raise additional capital, we may not be able to obtain the funding or other resources to adopt and deploy such new technology in a timely manner.

There is no guarantee that we will successfully anticipate the demands of the marketplace with regard to new technologies. This failure could affect our ability to attract and retain customers and generate revenue growth, which in turn could have a material adverse effect on our financial condition and results of operations. Conversely, we may overestimate the demands of the marketplace with regard to certain new technologies. If any new technology that we introduce fails to achieve market acceptance, our revenue growth, margins and cash flows may be adversely affected and as a result we may not recover any investment made to deploy such new technology.

We operate in a highly regulated market that could require us to make additional expenditures or limit our revenues.

We operate in highly regulated markets subject to the supervision of various regulatory bodies, including local and national authorities and the European Union. Changes in these regulations may increase our administrative and operational expenses or limit our revenues. We are subject to, among other things:

•    rules governing the interconnection between the different networks and the interconnection rates, among others, for fixed and mobile that we can charge and that we pay;

•    requirements that, under specified circumstances, a cable system carry certain broadcast television channels (“must-carry” requirements);

•    rules for license renewals and transfers;

•    regulations relating to subscriber privacy;

•    taxes imposed on our public rights of way and revenues;

•    other requirements covering a variety of operational areas such as land use and environmental protection, technical standards and subscriber service requirements;

•    significant market power regulations; and

•    regulation on cable television.

Changes in applicable law, regulations or governing policy, or in the interpretation or application of existing laws or regulations, could adversely affect our business, financial position and ability to introduce new products and services. Our business could be materially adversely affected by any changes in relevant laws or regulations or their interpretation regarding, for example, licensing requirements, access and price regulation, interconnection arrangements or the imposition of universal service obligations, or any change in policy allowing more favorable conditions for our competitors. Our ability to introduce new products and services may also be affected if we cannot predict how existing or future laws, regulations or policies would apply to such products or services.

Many of our suppliers, particularly content providers and suppliers of equipment and services, are subject to extensive regulation, which could impact adversely on their ability to satisfy their obligations to us, and thereby indirectly expose us to additional regulatory risk.

We are also involved in legal proceedings that are contesting our award of the Huelva and Andalucía franchise areas as well as challenging the enlargement of our franchise area of Mallorca. If we lose any of these legal proceedings or any of the contested franchise areas, we would be in default under the terms of the senior bank facility and the Indentures. Any such default could result in a material adverse effect on our business and results of operations. For additional information, see “Item 4. “Legal Proceedings.”

Forward-looking statements may not be realized.

This Annual Report contains forward-looking statements. These forward-looking statements include all matters that are not historical facts, including the statements under Items 3, 4 and 5 and elsewhere regarding future events or prospects. Statements containing the words “believe,” “expect,” “intend,” “anticipate,” “will,” “positioned,” “project,” “risk,” “plan,” “may,” “estimate” or, in each case, their negative and words of similar meaning are forward-looking statements.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual financial condition, results of operations and cash flows, and the development of the industry in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this offering memorandum. In addition, even if our financial condition, results of operations and cash flows, and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this offering memorandum, those results or developments may not be indicative of results or developments in subsequent periods. Important facts that could cause our actual results of operations, financial condition or cash flows to differ from our current expectations include, but are not limited to:

•    our continued and substantial net losses;

•    our ability to generate sufficient cash flow to fulfill our debt obligations;

•    our substantial leverage and ability to service our debts;

•    changes in the accounting standards under which we prepare our financial statements;

•    our failure to ensure sufficient access to premium programming;

•    difficulties we may encounter in integrating future acquisition targets and the extent to which it is necessary to devote significant management time and capital resources to any acquired business;

•    our reliance on others to provide us with mission critical hardware and software;

•    our ability to avoid unanticipated network downtime;

•    our failure to maintain and upgrade our network;

•    our failure to retain our key employees;

•    competition from other companies in our industry and our ability to retain or increase our market share;

•    the anticipated growth of the telecommunications, Internet access and cable television industries in Spain;

•    the effect of changes in the regulatory environment on the telecommunications and cable television industries in Spain;

•    restrictions and limitations on our activities contained in the agreements governing our debt;

•    our ability to access the financial markets in order to refinance our debt; and

•    general economic conditions and business condition in the markets served by us.

Consequently, our current business plans, anticipated actions and future financial condition, results of operations and cash flows, as well as the anticipated development of the industry in which we operate, may differ from those expressed in any forward-looking statements made by us.  These forward-looking statements are uncertain and we cannot assure you that any such statements will prove to be correct. Actual results and developments may be materially different from those expressed or implied by such statements. Readers should carefully review the other risk factors set forth in this section and the information under “Item 4 – Information on the Company”, “Item 5 – Operating and Financial Review and Prospects” and “Item 11 – Quantitative and Qualitative Disclosures about Market Risk” for a discussion of some of the factors that could affect our future performance and the industry in which we operate and which could result in any of these forward-looking statements proving to be inaccurate.

Apart from any requirements pursuant to the laws and regulations discussed above, we have no obligation to, and do not intend to, update publicly or revise any forward-looking statements in this Annual Report, whether as a result of new information, future events or otherwise. You are cautioned not to rely unduly on forward-looking statements when evaluating the information presented herein.

For additional information, see “Item 4.B. Information on the Company—Business Overview” – “Regulatory Environment in Spain” and “Item 4.E. Information on the Company—Legal Proceedings.”

Item 4.    Information on the Company

A.          History and Development of the Company

Cableuropa was incorporated on June 2, 1992, pursuant to the Spanish Corporations Act for an indefinite period of time.  Our principal office is located at Calle Basauri 7-9, Urbanización la Florida, 28023 Aravaca, Madrid, Spain, and our telephone number is +34 91 180 9300.  Cableuropa’s agent in the United States is CT Corporation System, 111 Eighth Avenue, New York, NY 10011.

Cableuropa is a leading provider of telephony, broadband Internet and cable television services in Spain.  Cableuropa and its subsidiaries (the "ONO Group") are wholly owned by Grupo Corporativo ONO, S.A. (“GCO”).  The ONO Group operates under the “ONO” brand and launched commercial services in 1998.

Our reorganization process

                Prior to November 1999, Cableuropa owned between 28% and 89% of its Spanish cable and telecommunications subsidiaries. The remaining interests were held by Spanish Telecommunications Limited S. á.r.l. (‘‘Spaincom’’) and various other minority shareholders comprised principally of regional financial institutions, regional media groups and local businesses. In 1999, Cableuropa commenced a reorganization process to merge its cable and telecommunications subsidiaries into Cableuropa and to consolidate and simplify its corporate structure. Between 1999 and 2001 most of the minority shareholders, as well as Spaincom, exchanged their interest in the relevant subsidiaries for ordinary shares of Cableuropa. Thereafter, all but four of our operating subsidiaries were merged into Cableuropa and Cableuropa acquired all of their assets and liabilities. In January 2002, Cableuropa’s shareholders contributed all of the outstanding shares of Cableuropa to GCO in exchange for 100% of GCO shares, and GCO became the sole direct shareholder of Cableuropa.

Cableuropa, Valencia North, Valencia South, Murcia and Valencia are the ONO Group’s operating companies that are recorded as electronic communications operators and own the necessary authorizations to provide cable television services in our various franchise areas.

During 2003, we extended our geographical reach after Cableuropa was awarded the Castilla-La Mancha cable franchise. The addition of the Castilla-La Mancha franchise area increased our total potential market to 5.6 million homes, representing approximately 27% of the homes in Spain.

As of December 31, 2003, we had other non-operating subsidiaries that are in the process of being sold or liquidated. For more information regarding these subsidiaries, see note 1 to our audited consolidated financial statements.

For a description of our current organization structure see Item 4.D “Information on the Company—Organizational Structure.”

Recent Developments

Acquisition of Retecal by GCO

On February 10, 2004, Grupo Corporativo ONO, S.A., our corporate parent, announced that it had acquired 61.0% of Retecal Sociedad Operadora de Telecomunicaciones de Castilla y León (“Retecal”).  Hidrocantábrico, S.A. holds 35% and other minority shareholders hold the remaining interest in Retecal.  Retecal has the cable telecommunications franchise for the region of Castilla y León (north-west of Madrid).  As of December 31, 2003, Retecal had approximately 100,000 residential and business customers and its network passed approximately 500,000 homes.  During the year ended December 31, 2003, Retecal generated total revenues of €51.1 million, total operating expenses of €67.5 million and a net loss of €25.4 million.  On March 29, 2004, a general meeting of the shareholders of Retecal approved certain amendments to its Memorandum and Articles of Association, including amendments regarding the composition of Retecal’s board of directors.  As a result, GCO has effective control of the board of directors of Retecal.

Retecal is not currently a part of the ONO Group.  However, we intend to integrate Retecal and its network into our business and operations in stages.  In the short term, we intend to enter into shared service agreements with Retecal in order to capture economies of scale and aggregate buying power.  Subject to the terms of our applicable debt instruments, we also intend to fully integrate Retecal and its network into our business and operations no earlier than during the fourth quarter of 2004.  The timing of our proposed integration of Retecal into our business and operations, and whether such integration takes place at all, is dependent on a number of factors, some of which are beyond our control.  We are currently conducting an assessment of Retecal’s network and operations and we will not seek to integrate Retecal with the ONO Group until we are satisfied that Retecal’s network and operations are comparable to those of the ONO Group.  If necessary, improving the network and operations of the Retecal business may take a significant amount of time.  See “Item 3. Key Information - Risk Factors - Risks Relating to our Business - The difficulties of integrating Retecal and its network into our business and operations could impede our future growth and adversely affect the operations of our business.”  The integration of Retecal is also dependent upon our ability to successfully refinance our Senior Bank Facility to permit the integration of Retecal into the ONO Group on terms that are acceptable to us.  However, our ability to obtain financing, either through raising new capital or refinancing existing debt, depends on a number of factors, including the liquidity of the capital markets, and we may not be able to raise new capital or refinance our existing debt on satisfactory terms, or at all.  See “Item 3. Key Information - Risk Factors — Risks Relating to our Financial Profile — We may not generate sufficient cash flow to fulfil our debt obligations, including payments related to the multi-borrower credit facilities or the Note guarantees.”  The integration of Retecal into the ONO Group will initially increase the debt levels in the ONO Group.  However, we will continue to focus on growing our EBITDA at a faster rate than our use of additional debt, thereby seeking to reduce our total debt to EBITDA leverage ratio.

Tender Offer

                On April 16, 2004, ONO Finance announced a tender offer pursuant to which it offered to purchase up to an aggregate maximum principal amount of €300,000,000 of Notes at an initial purchase price per $1,000 or €1,000 principal amount, as the case may be, of; (i) 1,068.75 for the 2009 Notes, (ii) 1,130.00 for the 2010 Notes, and (iii) 1,160.00 for the 2011 Notes. The purchase price includes a premium per $1,000 or  €1,000 principal amount of tendered Notes, as the case may be, of 30.00 for 2009 Notes and 50.00 for the 2010 Notes and 2011 Notes. The premium will be paid to holders of Notes who have validly tendered and not withdrawn their Notes on or prior to April 29, 2004.

                Notes validly tendered and not withdrawn will be accepted by ONO Finance for payment in accordance with a priority order of: first, the 2009 Notes; second, the 2001 Notes and third, the 2010 Notes, and all 2011 Notes tendered in the tender offer will be accepted before any 2010 Notes subject, except that ONO Finance will purchase a minimum of €5,000,000 principal amount of 2010 Notes. The tender offer is conditioned upon a subsequent issuance of debt securities by ONO Finance and certain other conditions.

                In conjunction with the tender offer, ONO Finance is also seeking the consent of holders of the Notes to certain amendments to the indentures governing the Notes. These amendments, if and when effective, will eliminate substantially all of the restrictive covenants, certain events of default and certain additional covenants and rights of the holders contained in the Indentures.

B.                             Business Overview

We are a leading provider of integrated telephony, broadband Internet, and cable television services to residential and business customers in Spain. We commenced operations in 1998 and, since that time, have pursued a strategy of rapid penetration generating multiple revenue streams to grow our business. As of December 31, 2003, we had 581,345 residential customers and 13,133 primarily small and medium-sized business customers. During the year ended December 31, 2003, we generated revenue of €358.6 million and EBITDA of €102.1 million, resulting in an EBITDA margin of 28.5%. During the three months ended December 31, 2003, we generated revenue of €101.1 million and EBITDA of €34.2 million, resulting in an EBITDA margin of 33.8%.

Our 862 megahertz hybrid fiber coaxial network provides a high speed, high capacity, two-way communications pathway with direct access to our customers. As of December 31, 2003 our backbone network extended 6,362 route kilometers and our local networks extended 6,992 route kilometers, passing over 2.0 million homes. Our current addressable market is 5.6 million homes and 0.7 million businesses, representing approximately 27% of the 20.8 million homes and 25% of the 2.8 million businesses in Spain. We believe our franchise areas, especially those in our Mediterranean cluster, are growing rapidly both in the number of homes constructed each year and in gross domestic product per capita. We are continuing to expand our network in areas with attractive revenue potential.

The following table includes information regarding the build-out and reach of our network:

	As at December 31,			Percentage Change
	2001	2002	2003	2001/2002	2002/2003
Infrastructure:
Local access network (route kilometers)	5,135	6,279	6,992	22.3%	11.4%
Backbone network (route kilometers)	5,712	6,263	6,362	9.6%	1.6%
Cities with service	60	81	98	35.0%	21.0%
Homes passed	1,399,514	1,760,744	2,003,233	25.8%	13.8%
Homes released to marketing	1,111,158	1,469,061	1,743,266	32.2%	18.7%
Percentage of homes passed	79.4%	83.4%	87.0%	—	—

Our service offerings are comprised of telephony, broadband Internet and cable television services to residential customers as well as voice and data telecommunications services to business customers.

•                                    Residential Telephony.  We provide local, national and international telephony services to 544,271 customers, representing 31.2% penetration in our franchise areas as of December 31, 2003. In 2003, our residential telephony revenues were €184.0 million. ARPU for our residential telephony services for the fourth quarter of 2003 was €31.4.

•                                    Residential Internet.  We are a leading provider of residential broadband Internet services in our franchise areas. Our broadband Internet customer base grew by approximately 59% in 2003, resulting in 186,447 broadband Internet customers and representing 10.7% penetration as of December 31, 2003. In 2003, our total Internet revenues were €62.3 million. ARPU for our total Internet services for the fourth quarter of 2003 was €32.7.

•                                    Cable Television.  We are a leading provider of pay television services in Spain with 339,378 customers, representing 19.4% penetration as of December 31, 2003. We offer a wide selection of digital and analog cable television programming from basic to premium packages. Each of our programming packages also provides easy access to our pay-per-view services. In 2003, our cable television revenues were €83.0 million. ARPU for our cable television services for the fourth quarter of 2003 was €23.1.

•                                    Business Services.  We provide voice and data telecommunication services principally to small and medium sized enterprises, although our business customers also include several larger corporate clients and public institutions. As of December 31, 2003 we had 13,133 business customers. The number of our business customers increased by approximately 52% during 2003. In 2003, our business services revenues were €29.3 million. ARPU for our business services for the fourth quarter of 2003 was €229.

Key Strengths

We believe that our competitive strengths will enable us to benefit from the substantial demand for integrated communications services in our franchise areas. Our competitive strengths include:

•                                    Proven ability to acquire subscribers.  As a customer focused organization with an effective marketing strategy, we have achieved rapid growth of customers and penetration. As of December 31, 2003, we had achieved an overall customer penetration rate of 33.3%. Our experience shows that penetration rates have continued to increase in franchise areas where the build-out is substantially complete. This is highlighted by the fact that our penetration rate has risen to over 40% in areas, such as Cádiz and Albacete, where we have marketed our services for more than four years.

•                                    Ability to provide bundled services.  We currently provide a variety of bundled service offerings in order to maximise revenues from each of our customers. Our bundled services are comprised of a combination of some or all of our services, offering our customers the convenience of having a single provider for their communication, entertainment, and information needs. By offering bundled services, we can price our services more aggressively than individual services offered by our competitors. We believe this results in higher customer loyalty and increased penetration. As of December 31, 2003, 68% of our residential customers were purchasing bundled services, of which 26% were subscribing to a combination of all three of our services. At that date we had achieved penetration rates of 31.2%, 11.4% and 19.4% for residential telephony, Internet and cable television services, respectively, resulting in RGUs per residential customer of 1.86.

•                                    Technologically advanced broadband network.  Our 862 megahertz network provides a high speed, high capacity two-way communications pathway with direct access to the customer. This allows us to offer multiple services and will allow us to deliver new broadband services, such as interactive digital television services and video-on-demand with limited additional cost.

•                                    Ability to control costs.  We believe that our ability to control costs is an important element of both our operating and financial performance. We believe that the level of capital expenditure necessary to make our networks accessible to each additional home passed in Spain is significantly lower than that of many comparable European companies during a similar stage of their development. This is primarily due to the high urban population density in Spain; our ability to build portions of our network above ground; and our ability to efficiently obtain local access and rights of way permits from local authorities. To further control and reduce our operating costs, we focus on streamlining our business processes, renegotiating supplier contracts and the outsourcing of certain functions.

•                                    Highly-skilled management team.  Our management team has extensive experience in managing telecommunications and media companies in Spain, other countries in Europe, the United States and Canada. Eugenio Galdón, the founder of Cableuropa, was instrumental in the liberalization of the Spanish telecommunications and cable television markets and has managed several of Spain’s largest media companies. Richard Alden, our Chief Executive Officer, joined us in 1998 and has extensive experience with cable telecommunications companies in the United Kingdom and the United States.

•                                    Strong shareholder support.  Our shareholders provide us with a strong financial commitment and local and international perspectives. Since we commenced operations in 1998, our shareholders have collectively contributed approximately €940 million. Our shareholders also contribute Spanish market understanding, financial expertise, and important relationships with regulators, governmental authorities, suppliers, and customers. Our shareholders include Banco Santander Central Hispano, Bank of America, Capital Communications CDPQ, General Electric, Grupo Ferrovial and Grupo Multitel.

•                                    Strong brand recognition.  A key element of our marketing strategy is capitalizing on the fact that ONO is a well-recognized brand in our areas of operation and in Spain. In 2002, prompted and unprompted brand awareness of ONO in the main cities in which we offer service was 100%.

Our Strategy

Our strategy is to maintain and enhance our position as a leading provider of integrated telephony, broadband Internet and cable television services in Spain. In order to achieve these objectives we focus on:

•                                    Increasing cash flow generation and maximizing our return on capital employed, through the following strategies:

•                                   Increasing Penetration.  We believe that the acquisition of new customers in our franchise areas is critical to the success of our business plan. Our strategy is to increase penetration in our franchise areas by offering bundled services to attract new customers by providing them with a single solution to their communication, entertainment and information needs at competitive prices. In key cities where we have marketed for more than four years, such as Cádiz and Albacete, we have already achieved penetration rates in excess of 40%. We believe that this is due to our continued marketing efforts within our franchise areas following the substantial build-out of the relevant network, and illustrates our belief that there is significant customer growth potential within our existing base of homes released to marketing.

•                                   Cross-Selling and Up-Selling to Our Existing Customer Base.  We intend to use our existing customer relationships to sell additional products and services to our customers or migrate them to higher value services, which we refer to as “up-selling.” In particular, we intend to encourage our customers to subscribe for additional services by offering bundled services at prices that are lower than prices for the same services provided by our competitors or by us on an individual basis. In addition, we believe that providing existing customers with a variety of new and enhanced services with tiered pricing options encourages our customers to take more than one of our services.

•                                   Leveraging Our Network to Provide Business Services.  Our strategy is to grow our customer base among small and medium sized businesses within our franchise areas by capitalizing on our technologically advanced network and success in marketing bundled services. During 2003, we introduced the Oficina ONO product that offers a combination of telephony and broadband Internet services to our business customers. In addition, we are selectively increasing the number of larger corporate business service customers within our franchise areas by offering tailored voice and data solutions. We have recently been awarded contracts to provide voice and data services for the public sector including the City Council of Valencia, the third largest city in Spain, and the Authority of the Island of Mallorca.

•                                    Continued improvement of our financial structure: Our management and shareholders are committed to ensuring that we have an appropriate capital structure, taking into account available growth opportunities. We focus on growing our EBITDA at a faster rate than our use of additional debt, thereby reducing our total debt to EBITDA leverage ratio. We will not however simply rely on growing our EBITDA to improve our financial profile and shall seek to carry out any financial transaction with the aim of reducing our cost of debt and extending our debt maturities, and improving our financial flexibility.

Our Products and Services

We currently provide our residential and business customers with a broad array of competitive broadband products and services.

Residential Services

The table below sets out certain information with respect to our residential service customers:

	As of December 31,
	2001	2002	2003
Telephony customers	308,056	448,926	544,271
Broadband Internet customers	37,155	117,305	186,447
Narrowband Internet customers	48,964	24,317	12,619
Cable television customers	232,199	296,956	339,378
Total residential customers(1)	333,997	480,296	581,345
Penetration:
Residential telephony	27.7%	30.6%	31.2%
Broadband Internet	3.3%	8.0%	10.7%
Cable Television	20.9%	20.2%	19.4%
Total residential customers	30.1%	32.7%	33.3%

(1)                           A customer may subscribe for residential telephony, residential Internet, cable television, or a combination of all three services.

Bundled Services

In order to maximize the revenue from each home passed, we actively encourage customers to subscribe to more than one service by offering price savings and the convenience of having a single supplier and a single point of contact for all communication, entertainment, and information needs. Customers who subscribe for more than one service currently pay on average between 17% and 40% less than the aggregate cost of subscribing for our relevant services on an individual basis. In addition, initial connection and installation charges are currently waived for all customers subscribing to any of our bundled services.

We currently offer the following bundled services all of which include a telephony line:

	Television package	Premium Gran Via channels	Telephony	Broadband	Monthly charge(1)
Telephony & Broadband Internet

150Kbps bundle	—	—	X	150 kbps	€43.80
300Kbps bundle	—	—	X	300 kbps	€46.85

Digital Television(2)
ONO 2000D	ORO D	—	X	—	€27.90
				150 kbps	€54.80
				300 kbps	€57.85
ONO 4000D	PLATINUM D	—	X	—	€39.90
				150 kbps	€66.80
				300 kbps	€69.85
ONO 6000D	DIAMANTE D	X	X	—	€54.90
				150 kbps	€81.80
				300 kbps	€84.85
ONO Total D	DIAMANTE D	X	X	1 Mbps	€89.90

(1)                           We charge an additional fee of €6.49 per month for a decoder, and there are other charges for cable modems, phone terminals, and other equipment, as appropriate.

(2)                           Since the launch of our digital television services in 2003, we discontinued the marketing of our analog services. We continue to provide bundled services with analog television programming to existing analog television customers.

In addition to monthly charges, customers also pay variable charges related to telephony usage, pay-per-view television programs and other value-added services.

Residential Telephony

Our residential telephony service provides direct access connectivity to our customers in our franchise areas. We seek to maximize the use of our own network when routing calls in order to minimize interconnection costs and maximise control over quality of service. Currently our networks interconnect directly with the networks of among others, Telefónica, Amena, Vodafone, Auna and Cable & Wireless.

Our initial one-time connection charge is €45.90, which we believe is attractively priced compared to Telefónica’s installation charges. We waive this connection fee for customers who subscribe to any of our bundled services. Customers who purchase our telephony service not bundled with other services pay a monthly line rental charge of €16.90 per month and in order to encourage recommendations by customers and loyalty, we offer free local calls between our customers.

We include in our basic telephony service a range of additional services including voicemail, call waiting, short-code dialing and call return at no additional cost. For an additional one-time connection charge, of up to €5.99 and a monthly charge of €0.60, customers can also choose one of up to three packages of optional services, which include products such as barring of incoming calls from numbers selected by the customer, alarm clock service and total or selective barring of outgoing calls. We also offer telephony handsets for sale or rental.

We constantly monitor the tariffs and services offered by our competitors and adjust pricing and the type of services we offer on a regular basis to maintain our competitive position. Our tariffs are usually priced at a discount to Telefónica.

Residential Internet

We currently provide both broadband and narrowband Internet services to our residential customers. Our broadband Internet service connects our customers to our local networks via cable modem at speeds of up to 1 Mbps. However, our network and our cable modems are capable of higher speeds and we will increase the amount of bandwidth we offer customers in response to market demand. Our broadband Internet service is an “always on” service, removing the need for logging-on delays. In addition our broadband Internet service allows unlimited downloads. We price our service on a flat fee basis (with no usage fees) starting at €29.90 per month for 150 kbps. If our broadband Internet services are purchased on a bundled basis, the prices are discounted.

In addition to offering price savings as compared to other operators, the Organización de Consumidores y Usuarios, Spain’s influential consumer organization, ranked our broadband services number one in terms of both downloading and surfing speeds in February 2004.

Our current Internet service offerings consist of the following:

	Monthly Charge(1)				Transfer
	bundled	unbundled	Installation		speeds
150 kbps Unlimited	€26.90	€29.90	Free	(2)	150 kbps
300 kbps Unlimited	€29.95	€38.99	Free	(2)	300 kbps
1 Mbps Unlimited	€35.00	€79.90	Free	(2)	1 Mbps

(1)                           Does not include monthly rental of cable modem for €8.99 or purchase of cable modem for €60. Installation of an ethernet PC card is optional for €89.99.

(2)                           Installation is currently provided free of charge when our customers purchase bundled services.

In addition, our Kit ONO WiFi and Kit ONO WiFi Lan products offer wireless broadband Internet services, at an installation charge of €176.99 or €199.99, respectively.

As of December 31, 2003, we had approximately 12,600 customers taking our narrowband dial-up service at 56 kbps, representing 6.3% of our total Internet service customers. While we continue to provide narrowband Internet access to existing customers we do not actively market this service to new customers. In addition, we are encouraging our narrowband customers to migrate to our broadband Internet services by offering free installation, and by pricing our lowest cost broadband offering at the same price as our narrowband services.

Cable Television

We provide our television customers with multi-channel pay television with basic to premium packages. In addition, we offer all of our television customers pay-per-view services, broadcasting premiere movies and live soccer content on our own Fila ONO channels. To enhance the service we provide to our customers and to reduce piracy of the signal, we encrypt our television content. A decoder is required to receive the service, which is rented to our customers for €6.49 per month. Customers can subscribe to our television services as part of a bundled package or on an individual basis.

We offer our television services in a range of television packages at different price levels in order to address the widest possible cable television audience. We also broadcast various local and regional television channels that are not offered by the satellite television provider in Spain. The programming offered to our customers contains a wide selection of television series, movies, sports, news, music, documentaries and childrens’ channels including, among others, the following: Disney channels, ESPN, Eurosport, MTV, Fox, Hollywood, Paramount Comedy, Showtime, CNN and Discovery channel. We also offer pay-per-view movies from Hollywood studios, U.S. independent producers and Spanish and European producers. We have entered into contracts with affiliates of Sogecable to provide us with premier Spanish soccer pay-per-view programs, including Spanish league and King's Cup soccer. These contracts will terminate in 2009, unless otherwise extended or renewed.

When we first launched commercial services in 1998, we offered our customers analog cable television services. In 2003, we finished the deployment of our digital television platform, the installation of our state-of-the-art national digital head-end in Madrid and the development of our own electronic program guide and our digital channel line-up. In June 2003, we launched digital television services in Valencia and now offer digital television in all of our franchise areas.

Following the launch of our digital television services, we discontinued the marketing of analog services to new customers although we continue to provide analog services to our existing customers. At the end of 2003, 12.8% of our television customers were subscribing to our digital services. In 2004, once we had achieved sufficient operational experience in digital services we commenced a pro-active migration of existing analog customers to our digital services. We anticipate that this migration process will take several years to complete.

Digital Television

We expect the introduction of digital television to increase our television customer ARPU due to both the increase and enhancement of our channel line-up and the increase of our pay-per-view buy rates. Our digital television services increase the take up of pay-per-view programming through the use of near-video-on-demand, a service which allows our customers to access pay-per-view movies that commence at fifteen minute intervals. We also believe that the enhanced services offered by digital television should help us to reduce television churn. We provide our customers with more than 150 digital television channels, including 54 channels reserved for near-video-on-demand as well as our electronic programming guide. From our state-of-the-art digital television center in Madrid, we broadcast to all of our customers using our national network. We expect to offer interactive digital television services in the future, including Internet access, TV mail and consumer applications, such as games, through the television set. We are also studying the launch of a full video-on-demand service. We believe that video-on-demand will provide us with a competitive advantage over the satellite television operator, Digital+, who does not currently have the technological capacity to offer such a service. We believe that we may be able to introduce video-on-demand in 2005, at the earliest.

Based on the success of our analog television offerings, we designed our digital television offer using a three package structure. These packages are called ORO D, PLATINUM D and DIAMANTE D.

The table below shows the number and type of channels available to subscribers of our digital television service packages, and the monthly retail charge for each package:

	ORO D	PLATINUM D	DIAMANTE D
Digital offer(1)
Pay channels	36	78	79
Terrestrial channels	13	13	13
Fila ONO pay-per-view channels	54	54	54
ONO channels	3	3	3
Theme movie channels	0	7	7
Premium channels (Gran Vía)(2)	3	3	3
Total TV Channels(1)(2)	109	158	159
Audio channels	5	25	25
Total Channels(1)(2)	114	183	184
Monthly charge(2)(3)	€18.90	€33.90	€53.90
Gran Vía premium channels additional charge	€17.90	€17.90	—

(1)                           The number of channels may vary depending on the franchise.

(2)                           The “Gran Vía” premium channels are included in the DIAMANTE D package, and are optional for the PLATINUM D and ORO D packages.

(3)                           Does not include an additional fee of €6.49 per month for a decoder.

Analog Television

We provide our analog services to our existing subscribers using a selection of tiered packages called MINI, ORO and PLATINO, all of which provide access to our 11 Fila ONO pay-per-view channels and can be combined with the Gran Vía premium channels.

The table below shows the number and type of channels available to subscribers of our analog cable television service packages, and the monthly retail charge for each package:

	MINI	ORO	PLATINO
Analog offer(1)
Pay channels	4	28	28
Terrestrial channels	13	13	13
Fila ONO pay-per-view channels	11	11	11
ONO channels	3	3	3
Theme movie channels	0	0	4
Premium channels (Gran Vía)(2)	3	3	3
Total Channels(1)	34	58	62
Monthly charge(2)(3)	€14.90	€15.90	€23.90
Gran Vía premium channels additional charge	€17.90	€17.90	€17.90

(1)                           The number of channels may vary depending on the franchise.

(2)                           Does not include the “Gran Vía” premium channels.

(3)                           Does not include an additional fee of €6.49 per month for a decoder.

Business Services

We provide our business customers with a wide range of voice and data communications services. We target small and medium sized businesses, and more selectively, large businesses and public sector organizations.

Our five years of operations in our franchise areas have provided us with a deep knowledge of our current and potential business customers’ communications requirements. This knowledge has led us to develop new services and to redesign our sales and marketing processes in order to fulfill our customers’ needs.

By taking advantage of our residential network we can provide direct access communications services to business customers and earn incremental, high margin revenue with a limited need for additional investment.

Small and medium sized businesses

Small and medium sized businesses demand simple and understandable products and services that provide them with effective solutions to their communications requirements at reasonable flat rate prices.

We provide our business customers with a number of options including “Oficina ONO”, which bundles two voice lines with guaranteed broadband Internet services of up to 4 Mbps, and a variety of other value-added options. Our bundled services have been one of the principal factors contributing to the 52% growth in our business services customer base during 2003.

We can also address the specific needs of our customers with the different value-added services contained in our product portfolio.

Large businesses

Large business customers accounts demand far more specific and sophisticated services than our small and medium sized businesses. We believe that our fibre-rich local access network in our franchise areas and our increasing presence as a national communications company allows us to offer businesses with competitively priced, reliable, high quality products and services covering a complete voice and data portfolio.

For customers inside our franchise areas we have developed dedicated provisioning and installation teams and we are in the process of establishing an account management system to give these customers a single direct point of contact within ONO, allowing us to seek on a proactive basis to provide customized solutions to their communications requirements.

As a result of the increase in the size of our network and the improvement of our business product portfolio, we have recently been awarded the supply contract for the provision of telecommunications and data services to the City Council of Valencia. Valencia is the largest city within our regional clusters and the third largest city in Spain. In February 2004, we were awarded a similar public contract to supply telecommunications services to the Authority of the Island of Mallorca. These recent successes, which will generate an annual revenue of around €1 million, provide evidence that our enhanced business strategy is achieving success.

We continue to focus our marketing to large businesses on those located within our franchise areas. This approach allows us to leverage our national network and provide our customers with comprehensive and individually tailored telecommunications solutions. We will, however, provide our business services to large customers outside our franchise areas on a strict return based approach. To improve our competitive position in the large business market, we are developing indirect resale voice products to serve our clients’ business locations outside of our franchise areas.

Our business services portfolio

We offer our business customers in our franchise areas a comprehensive range of services including:

•                                    Telephony (including voicemail, call forwarding, three-way calling and last call identification) for both digital and analog direct lines and switchboard connections and Integrated Services Digital Network, or ISDN, which is also used for data transmission,

•                                    PBX-related (private branch exchange) services;

•                                    Infrastructure services such as housing servers and leased lines;

•                                    Virtual Private Network over IP (IP-VPN), Guaranteed Internet access, firewall management and virtual ISP;

•                                    Business Platform services, including Hosting, Application Service Provider Exchange (ASP Exchange), Streaming, ASP on ERP and FTP (file transfer protocol) used for centralized electronic transfer of funds (for credit cards and debit cards transactions); and

•                                    other value-added services such as domain name registration, email accounts and web hosting.

We also provide our business customers with service level agreements and on-line billing information.

Wholesale services

We also offer services to other operators aiming to exploit the excess capacity on our national network. These services include infrastructure (carrier services), connectivity (IP services) and Intelligent Network Services such as toll free and premium numbers.

•                                    Our carrier services provide other operators with leased circuit lines on our network. We provide guaranteed bandwidth from 64Kbits up to 2.5 Gbps.

•                                    As a national Tier 1 Internet Service Provider with access to the Spanish Internet link (Espanix), and as one of the main Internet traffic managers in Spain, we are able to offer wholesale IP services to other operators and large consumers of bandwidth. We provide our customers with a series of services including IP transit service for level 2 (national or regional) ISPs, virtual private network over MPLS technology; virtual ISP, ADSL resale, housing and remote access.

•                                    One of our recent voice solutions is the offering of Intelligent Network Services (including toll free and premium numbers). However, this is a high volume and low margin service, which we provide only to a very selective small number of customers as careful risk management is required.

Sales and Marketing

The “ONO” Brand

All of our integrated services in the residential and business markets are offered under the “ONO” brand. The ONO brand is used in all advertising, sales materials, customer contracts, bills, employee uniforms, construction signs, installers’ vans, and elsewhere in our business. In addition, the ONO brand and services are promoted extensively to customers through a monthly magazine (which includes television programming schedules) and three 24-hour ONO television channels.

We believe that the ONO brand, as a well-recognized brand in our areas of operation and throughout Spain, is a strong marketing tool. In 2002, the last time we conducted a survey of our overall brand awareness in key cities in which we operate, prompted and unprompted brand awareness of the ONO brand was 100%.

In December 2003, an independent analysis reported that our customers position the ONO brand as a triple play operator, with unprompted awareness of 97% as a telephony operator, 70% as an Internet access provider and 90% as a multi-channel pay-television provider. These results showed that the ONO brand had greater brand recognition than our main competitors, Telefónica and Digital +.

The aforementioned analysis reported that, in the case of non ONO customers, in the main cities in which we operate, we are the second most recognized telecommunications brand, with unprompted awareness of 44% as a telephony operator, 24% as an Internet access provider and 37% as a multi-channel pay television provider, after Telefónica in the case of telephony, Telefónica and Wanadoo in the case of Internet access and after the analog pay television single channel Canal + in the case of television.

We conduct extensive advertising to support our brand, including billboards, regional and national press, television and radio advertising, as well as using other innovative advertising methods. In addition, we have product placement agreements with a number of Spanish regional and nationwide free-to-air channels.

We leverage our strong local presence and prominent local shareholders in order to support our local radio and television advertising with extensive sponsorship of regional and local cultural events, sports teams, trade shows and festivals.

Quality and Customer Service

Customer satisfaction is essential to the maintenance of our current subscriber base, our pricing levels and to our future prospects. We consider that customer satisfaction is significantly conditioned by the quality of our networks. For this reason we have designed redundant high speed, high capacity fiber-optic broadband networks from the start of our network buildout. We also ensure that our main suppliers and contractors are capable of providing us with top quality products and satisfactory service level agreements. With these quality control policies, our network quality ratios for the fourth quarter of 2003, which improved the targets reported to the Spanish regulatory authorities, were as follows:

Access network service failures	2.1%
Time to manage 95% of service failures	39 hours
Failed calls—national	0%
Failed calls—international	3%
Failed calls—mobile	0%

However, the quality of our networks and services is not the only requirement to maintain the loyalty of our customers.

We believe customer service and attentiveness to the needs of our customers are critical to the growth of our residential and business services. Since the launch of our operations we have continuously invested in improving and enhancing our customer service in all our customer oriented processes.

•                                    Installations and provisioning: the installation process is the first contact we have with our customers once they have contracted our services. Due to our geographical reach, we work with different installation contractors in our franchises, though all of them are trained in our specific installation process and monitored from our internal installations team and our specialized call center help desk. Aiming to maximize our customer satisfaction, we have recently developed specific tools to allow for the automated provisioning of services immediately following the installation. In addition, we are re-engineering our process to centralize all of our installation and provisioning functions and customer contact in a separate specialized call center.

As a result we have achieved the following provisioning ratios in the last quarter of 2003:

Average provisioning time	5 days
Provisioning completed within 10 days	94%
Repair execution within 48 hours	97.7%

•                                    Billing process: we view our billing process as a key service to our customers, and we continually seek to improve the disclosure, flexibility and look of our bills. We have improved services such as the detail of telephone calls and pay-per-view consumption by providing on-line billing information. We also aim to implement e-billing to the extent that this service is more customer friendly and cost efficient. During 2004, we aim to continue to improve our billing process through the implementation of a new billing system (to be operational in 2005) that will provide us with further flexibility and increased functionality to enhance our customer service.

•                                    Customer call centers: we operate two customer call centers in Valencia, with a total of 450 seats, providing service 24 hours a day, 365 days a year. We have added an integrated automated call-handling system to our process in order to re-direct our customer calls to separate specialized help desks, thus increasing the number of calls handled and reducing our answering times. In the last quarter of 2003, over 85% of all calls were handled within 30 seconds.

                                          Within the call centers we operate separate help-desks to address the needs of business and Internet customers. Each customer service agent attends a six to eight week training program, providing the individual with specific sales and customer service skills. We also focus on in-house training of installation technicians to ensure compliance with strict quality standards and to ensure that installations are scheduled to suit customers’ requirements. Our call center uses a comprehensive ticketing system that specifically addresses the needs of our residential and business customers.

•                                    Customer loyalty and retention: customer loyalty and retention has become one of our high-priority objectives. Though we are currently analysing future developments to improve our loyalty programs, to date we have created a loyalty programme called Club ONO for our television customers. Club ONO members can receive direct gifts, participate in draws for tickets to exclusive events and film premieres. We also have a team dedicated to customer retention in our call centers who help resolve customer problems or complaints.

Our Areas of Operation

Our business and franchise areas cover approximately 5.6 million homes and 0.7 million businesses. We manage our franchises in four different regional clusters: the Mediterranean cluster, the Southeast cluster, the Andalucía cluster and the North cluster. The following table sets out certain information concerning our regional clusters:

Note: this map is representative of our geographic areas of operations and should not be interpreted as being an accurate representation of exact boundaries.

Clusters	Total Homes(1)		Homes Passed	Total Businesses(2)
Mediterranean Cluster	2,040,690	(3)	948,001	263,598	(3)
Southeast Cluster	2,527,563		600,235	295,072
Andalucía Cluster	717,097		310,001	77,009
North Cluster	281,792		144.996	34,017
Total—Franchises	5,567,142		2,003,233	669,696

(1)                           Total homes in each cluster are derived from preliminary figures from the 2001 Spanish national census.

(2)                           Total businesses in each cluster have been obtained from the 2003 businesses central directory published by the National Statistics Institute of Spain (Instituto Nacional de Estadística– INE).

(3)                           Data for the Mediterranean Cluster include all the homes and businesses in the Balearic Islands, not only those for the Island of Mallorca.

•                                    The Mediterranean Cluster. The Mediterranean cluster covers approximately 22,430 square kilometers, with 2.0 million homes and 264,000 businesses and a total population of 3.5 million. The Mediterranean cluster covers the provinces of Castellón and Valencia and the Island of Mallorca. The principal cities in the cluster are Valencia, Spain’s third largest city with 377,000 homes, Castellón de la Plana and Palma de Mallorca, each of them capital cities of their respective province.

•                                    The Southeast Cluster. The Southeast cluster covers approximately 96,600 square kilometers, with 2.5 million homes and 295,000 businesses and a total population of 4.4 million. The Southeast cluster serves the province of Alicante, the region of Murcia and each of the five provinces in the region of Castilla-La Mancha. The principal cities are Alicante, Murcia, Ciudad Real, Cuenca, Guadalajara, Toledo and Albacete, all of them provincial capitals, and the cities of Elche, Talavera de la Reina and the port city of Cartagena. The franchise of Castilla-La Mancha was won in mid 2003 and therefore our network development in the five provinces within the region of Castilla-La Mancha (other than the city of Albacete) commenced in late 2003 and 2004. We expect to commence our commercial activity in these provinces in the first half of 2004.

•                                    Andalucía Cluster. The Andalucía cluster covers 17,600 square kilometers, with a total of approximately 717,000 homes and approximately 77,000 businesses and a total population of approximately 1.6 million. The ONO franchises in the Andalucía region of Spain include the Cádiz and Huelva provinces, which border the Atlantic Ocean and include the cities of Cádiz, Huelva and Jerez.

•                                    The North Cluster. Our franchise area in northern Spain covers the region of Cantabria (including the city of Santander) and covers approximately 5,300 square kilometers and approximately 282,000 homes and 34,000 businesses.

Our Competition

We face significant competition from established and new competitors that also provide residential telephony, residential Internet and pay television services as well as business telecommunications services in Spain. We believe that competition will continue to intensify in each of these businesses.

We believe, however, that our ability to offer bundled services to our customers currently provides us with a competitive advantage over our main competitors. In our areas of operations, we are the only service provider that can provide the full range of services that we offer, including:

	ONO	Telefónica	Digital+	Broadband Resellers	Telephone Resellers	Free to air TV
Telephony	X	X	—	—	X	—
Broadband Internet	X	X	—	X	X	—
Television	X	*	X	—	—	X
Bundled Services	X	—	—	—	—	—
Business Services	X	X	—	X	X	—

*                                  To date Telefónica’s “Imagenio” service is only offered on a limited basis in parts of Madrid, Barcelona and Alicante.

Residential Telephony

We compete primarily with Telefónica in providing direct access telephony services to residential customers in our Spanish franchise areas. We also compete with existing and future entrants in the Spanish telecommunications market, including indirect access providers such as Auna, Uni2, Tele2, Jazztel, and the three mobile telephony operators, Telefónica Móviles, Vodafone and Amena. Telefónica is the only operator currently offering direct access telecommunications services to residential customers in our franchises.

The following is a description of our principal competitors in the residential telephony market:

•                                    Telefónica. Telefónica, the incumbent telecommunications operator in Spain and one of the largest Spanish corporations, has an established market presence and resources substantially greater than ours. Telefónica has a fully built national telephony network and has extensive experience in marketing and operating telecommunications services in Spain. Telefónica is required to provide universal telephony services across Spain and must impose uniform tariff rates. Most of the residential telephony customers in Spain are currently Telefónica’s customers. Our growth in residential telephony services depends on our ability to attract Telefónica’s customers to our services;

•                                    Auna. Auna began offering an indirect access fixed-line telephony service to residential customers in our franchise areas in January 1998 branded as Retevision. In addition, the assets of Auna include the third Spanish mobile operator, Amena, and cable assets in different franchise areas than ours; and

•                                    Other indirect access telephony providers. Indirect access telephony providers such as Uni2, Tele2 and Jazztel connect customers primarily through Telefónica’s networks. Indirect access telephony providers market number portability, carrier pre-selection and other such services to their customers and potential customers. These services are provided through Telefónica’s network, thus making quality management difficult by requiring the customer to keep its Telefónica connection as a result of their dependency on Telefónica. We believe that indirect telephony access services offer the customer a weaker solution than our direct access network services and that this provides us with a competitive advantage over these competitors.

Spain has yet to see a significant increase in Internet based telephony traffic in the residential market. We do however anticipate that this will represent a competitive threat in the future.

We also compete with the three mobile telephony operators in Spain: Telefónica Móviles, Vodafone and Amena, that may threaten the competitive position of our network, particularly if the cost of calling plans for mobile phones continue to decrease or if consumers migrate entirely off of fixed line services.

We believe that one of our competitive advantages in telephony is that we can offer high quality services at competitive prices, including free calls between our customers over our state-of-the-art local network.

Broadband Internet

Telefónica is the leading provider of Internet access in Spain through its DSL service and is our principal competitor for broadband Internet services. Telefónica has marketed its broadband Internet services under the Terra and Telefónica brands and has continued to seek to migrate customers from its narrowband to broadband Internet service. Other DSL Internet service providers such as Wanadoo, Tiscali and Ya.com offer high-speed Internet services over Telefónica’s network, thus reducing their control on the quality of their services. These providers’ current comparable offerings are generally more expensive than ours.

Television

We compete with other television broadcast companies, both public and private, pay and free-to-air. We also compete to varying degrees with other communications and entertainment media, principally home cinema, movie theatres and video stores.

Our most significant competitor in the Spanish pay television market is Sogecable, which offers Digital +, the direct-to-home satellite multi-channel television service and Canal +, its terrestrial service.

•                                    Canal +: Canal +, which launched in 1990, is a general entertainment broadcast channel, offering first run movies and Spanish first division soccer programming. Canal + broadcasts using analog terrestrial technology. A three-channel digital version of Canal + is also available to the direct-to-home satellite subscribers of Digital +.

•                                    Digital +: Digital + is the platform resulting from the merger of the two former satellite TV providers in Spain, CanalSatélite Digital and Vía Digital in 2003. Digital + currently offers a wide range of channels in a variety of differently priced packages, including multiplexed Canal +, the Disney Channel and Cinemania as well as access to unencrypted international channels.

Since direct-to-home services are satellite based, Digital + does not need a terrestrial network to provide services to its customers. However, direct-to-home customers must lease a satellite dish and a decoder. Furthermore, direct-to-home providers such as Digital + can only offer limited interactivity using a telephone return path and currently do not have the technical capability to offer the bundled service packages that we offer.

On November 29, 2002, the Spanish Government approved the merger between Sogecable and Vía Digital subject to thirty-four conditions applicable for a period of five years. Together, CanalSatélite Digital, Sogecable’s satellite TV platform, and Vía Digital, Telefónica’s satellite TV operator, exert significant market power in the Spanish pay television market. In early 2003, the major shareholders of Sogecable and Vía Digital approved the merger, but appealed five out of the thirty-four conditions, which are still pending resolution.

The following is a summary of the principal conditions imposed by the Spanish Government that may materially affect our business:

•                                    Television line-up. Sogecable has the obligation to carry certain channels from non related parties which must represent at least 20% of the existing television line-up before the merger;

•                                    Limitations in agreements with the “Majors” and pay-per-view services. The compliance with the conditions relating to this restrictions established that, amongst others, Sogecable must (i) give up the existing preference rights of renewal in its agreements with the “Majors”, (ii) limit to three years its exclusivity clauses on new television content agreements and (iii) hold non exclusive rights on pay-per-view content (Spanish soccer league and King’s Cup and Major’s first pass movies) with the possibility of either offering this content to us and other competitors or permitting others the capability of negotiating directly with content providers;

•                                    Commercialization to third parties of a premium broadcast channel which includes a first pass window of movies from the Majors and theme channels;

•                                    Sogecable’s relationship with Telefónica. Sogecable cannot bundle Digital + with Telefónica’s Imagenio and/or sell content to Telefónica on a preferred basis as compared to the conditions offered to third parties; and

•                                    The establishment of a price cap to the Digital + content. The price cap will be set on a yearly basis.

On December 1, 2002, we appealed the agreements between Sogecable and the Majors for the first and second pass window of premiere movies on an exclusive basis. As a result, on October 27, 2003, the Spanish anti-trust office (“Oficina de Defensa de la Competencia”) decided to initiate a sanction file (“expediente sancionador”) against both Sogecable and the Majors. This sanction file would be outstanding for a period of one year which could lead to the commencement of a legal proceeding before the Spanish Anti-trust Court (“Tribunal de Defensa de la Competencia”). A positive result of this process would allow us to directly negotiate with the Majors and access to first and second pass window premiere movie content.

On February 3, 2003, we appealed the Spanish Government’s approval of the merger before the Supreme Court. Other affected parties have also appealed the approval. As of the date of this offering memorandum, there have been no material developments regarding this matter.

In 2003 Telefónica launched its “Imagenio” services, offering television services via DSL. Although still in the first stages of its development, the Imagenio service may allow Telefónica to offer bundled services to its customers. Currently, this offer has certain technical limitations including the fact that it can only be provided if the local sub-station is digital, which prevents it from reaching a wider audience for the time being. To date, Telefónica’s Imagenio service is only offered in parts of Madrid, Barcelona and Alicante.

In addition, digital terrestrial television providers are expected to play a role in the Spanish television marketplace.

Business Services

Telefónica and its affiliates are our principal competitors in providing business telecommunications services, followed by Auna, BT-Ignite, COLT Telecom España, Uni2, Jazztel and Comunitel, among others, all of whom offer telecommunications services to business customers.

Regulatory Environment in Spain

Set forth below is a summary discussion of the current Spanish telecommunications and cable television regulatory environments. This discussion is intended to provide a general outline of the more relevant applicable regulations and is not intended as a comprehensive discussion of such regulations. You should consider the regulatory environment discussed below as it could have a material impact on our business and results of operations in the future.

Regulation of Electronic Communications Services

European Union Overview

Over the past decade the telecommunications market in the European Union (“EU”) has been gradually liberalized. With the aim of consolidating the harmonized framework achieved amongst its Member States for regulation of free competition in telecommunications, in March 2002 the EU approved a new regulatory framework for electronic communications, much of which is included in the EU Directive on a Common Regulatory Framework for Electronic Communications Networks and Services (the “Framework Directive”). In addition, several other Directives and Guidelines were enacted in connection with:

•	universal service and users’ rights relating to electronic communications networks and services (the “Universal Service Directive”);

•	access to, and interconnection of, electronic communications networks and associated facilities (the “Access Directive”);

•	authorization of electronic communications networks and services (the “Authorization Directive”);

•	the processing of personal data and the protection of privacy in the electronic communications sector (the “Directive on Privacy and Electronic Communications”); and

•	guidelines on market analysis and the assessment of significant market power under the European Community regulatory framework for electronic communications networks and services.

National Regulatory Authorities in Spain

The provision of telecommunications services in Spain is mainly regulated and overseen by the Spanish Government through the Secretary of State for Telecommunications and Information Society, a unit of the Ministry of Industry, Tourism and Commerce (Ministerio de Industria, Turismo y Comercio, or “MITC”).

An additional independent oversight body, the Telecommunications Market Commission (Comisión del Mercado de las Telecomunicaciones, “CMT”), was created in 1996. The CMT supervises the activities of electronic communications and television operators. Amongst others, it is responsible for promoting competition in the telecommunications and audiovisual markets and holds certain powers with regard to safeguarding the plurality of service offerings, access to networks and networks interconnection. The CMT also has sanction and other powers in connection with certain matters, solves conflicts between operators and, as the case may be, arbitrates operators disputes, on request of the negotiating parties.

The CMT has advisory responsibilities with respect to tariffs for end user services. It issues reports on all proposed tariffs and the regulation of prices for electronic communications services.

Additionally, the Spanish Government, the Ministry of Economy and Finance and the Radiocommunications National Agency are also national regulatory authorities in the telecommunications sector.

The General Law on Telecommunications of 2003

Law 32/2003, General on Telecommunications (“General Law on Telecommunications”) became effective November 5, 2003 establishing a new regulatory framework for electronic communications services in accordance with applicable EU directives (and repealing and replacing, except for certain provisions, the General Law on Telecommunications of 1998, which liberalized the provision of telecommunications services in Spain). The General Law on Telecommunications aims, amongst others, at enhancing effective competition in the telecommunications sector, safeguarding compliance by operators with public service obligations (specially those related to universal service), promoting the development of the telecommunications sector, ensuring an efficient use of the scarce resources, such as numbering and spectrum, defending users’ rights and contributing to the development of the internal market of electronic communications within the EU. The General Law on Telecommunications provides for free competition with respect to all electronic communications services and with respect to the construction and operation of electronic communications networks. Electronic communications services are deemed of general interest. Operators may be imposed certain public service obligations.

The General Law on Telecommunications grants universal rights of access to basic services, contains provisions relating to the privacy of communications, the protection of personal data and the configuration of networks and services, and provides rules and procedures for the certification of devices used for providing telecommunication services.

In accordance with the General Law on Telecommunication, its provisions shall be implemented through several regulations, none of which have yet been enacted. Until approval of such new regulations, regulations currently in force relating, amongst others, to interconnection and access to networks, the allocation of numbers, operator selection, number portability, universal and compulsory services, and public service obligations, will remain applicable in the terms established by the General Law on Telecommunications.

In addition, the CMT will define the relevant markets (following EU Guidelines) and analyze them in order to determine the operators holding significant market power. Pursuant to a regulation yet to be approved, the CMT will impose the most appropriate specific obligations to those operators with significant market power in order to guarantee the development of such relevant markets within an effective competition environment. The current markets, operators with significant market power and obligations imposed on them shall remain applicable, in the terms established by the General Law on Telecommunications, until the new markets are defined, the operators with significant market power appointed and their obligations determined.

Pursuant to Royal Decree-Law 6/2000 on certain cross-ownership and cross-voting rights restrictions in companies considered as principal operators, amongst others, in the fixed-line telephony market, the ONO Group was declared by the CMT as principal operator in said market, together with the Telefonica Group, Auna Group, France Telecom Group and Jazz Telecom, S.A. being their direct and indirect shareholders subject to certain shareholding and voting rights restrictions. This notwithstanding, and pursuant to the terms of Royal Decree-Law 6/2000 and its implementing regulations, the CMT authorized one of the indirect shareholders of the ONO Group to keep its voting rights in two entities considered as principal operators in the fixed-line telephony market.

Authorizations

Under the General Law on Telecommunications, operators, as the sole formal requisite for the provisions of services and the construction and operation of networks, only need to file a prior notification with the CMT.

Such notification must state the submission to the rules applicable to the rendering of the relevant service or the exploitation of the relevant network (such rules to be approved by a new regulation). The CMT shall have 15 days to oppose to such notification, should formal requirements not be duly complied. If requirements are met, the CMT will order the record of the relevant operator at the Registry of Operators.

In general terms, individual licenses and general authorizations granted under the former General Law on Telecommunications of 1998 have been extinguished, their holders being automatically authorized to render the same services under the new Law and recorded ex officio by the CMT at the Registry of Operators. Until the regulation implementing the General Law on Telecommunications on the conditions to be imposed on electronic communications operators is approved, the conditions applicable according to former individual licenses and general authorizations and to former regulations implementing the General Law on Telecommunications of 1998 shall remain applicable as long as they do not contradict the Authorizations Directive.

The conditions to be imposed pursuant to the referred regulation may be amended by the Government.

The ONO Group is duly registered at the Registry of Operators as an operator entitled to provide electronic communications services and to install and exploit electronic communications networks.

Interconnection

In order for our customers to communicate with other operators’ customers, we need to interconnect our networks with such other networks. The EU Access Directive of March 2002, within the terms of the Framework Directive, harmonizes the way in which EU Member States regulate access to, and interconnection with, electronic communications networks and associated facilities. Its aim is to establish a regulatory framework, in accordance with internal market principles, for relationships between suppliers of networks and services that will result in sustainable competition, interoperability of electronic communications services and consumer benefits. This Access Directive and the General Law on Telecommunications establish rights and obligations for operators and for undertakings seeking interconnection and/or access to their networks or associated facilities. The Access Directive sets out objectives for national regulatory authorities with regard to access and interconnection.

Interconnection agreements are subject to the supervision of the CMT and to Spanish regulations. Until a new regulation is approved, the Decree on Interconnection, Access to Public Networks and Numbering (“Interconnection Decree”) shall remain applicable. The Interconnection Decree requires Telefónica to submit a “reference interconnection offer” (RIO) to the CMT containing, amongst others, its proposed price terms, which shall be cost-oriented. The last interconnection reference offer is the RIO 2003.

The Interconnection Decree requires that unless the parties agree otherwise, interconnection agreements must be reached within four months from the date of any request to start negotiations. In the event the parties cannot agree on such terms, the CMT will decide the terms applicable to the related interconnection agreement.

Access to the Local Loop

Until a new regulation implementing the new General Law on Telecommunications is enacted, access to the local loop is governed by the Access to the Local Loop Royal Decree of December 22, 2000. The Royal Decree provides for conditions in which operators of fixed telephony service available to the public and fixed public telephony networks with significant market power, currently Telefónica, will provide access to the local loop and related resources to the corresponding authorized operators. These operators must publish a local loop offer, including, amongst others, the relevant technical and economic conditions. According to this Royal Decree, tariffs for the provision by Telefónica of access to the local loop must be cost-oriented.

The last local loop offer published by Telefónica was approved by the CMT on March 31, 2004.

Numbering and Operator Selection

In order to provide telecommunications services, operators need to be furnished with public numbering resources, i.e. the ability to allocate phone numbers among subscribers or users of telephony services in accordance with the applicable, government approved, National Numbering Plan. The CMT has the authority to allocate numbers and must act within a maximum period, currently four months, from the date of the relevant application.

The General Law on Telecommunications and the Interconnection Decree address operator selection, which refers to the ability of the subscriber or user to select a given operator for all or certain calls. The operator to be used can be chosen ahead of time or on a call-by-call basis. The operator selected must transport the calls effectively and efficiently. Operators with significant market power in the provision of connection to and use of the public telephony network at fixed locations—currently Telefónica—are obliged to provide operator selection. The Government is allowed to impose operator selection obligations on other type of networks.

On August 2001, Circular 1/2001 issued by the CMT entered into force to establish the instructions to implement preselection mechanisms for subscriber lines connected to digital telephony switches for metropolitan calls, long distance and fixed-to-mobile calls. Additionally, as of March 1, 2003, and pursuant to Circular 2/2002 of the CMT, fixed-line public telephony network operators that are obliged to implement operator selection mechanisms are required to offer preselection and selection on a call-by-call basis for metropolitan, long distance and fixed-to-mobile calls to intelligent network numbering (including personal numbering, but excluding collect call numbering) and to paging services. Finally, pursuant to Circular 1/2002, issued by the CMT, Telefónica was obliged to implement preselection mechanisms for subscriber lines connected to analog telephony switches prior to January 31, 2003, the date as of which this form of preselection was required to be available for long distance, metropolitan and fixed-to-mobile calls under the same conditions as preselection offered to subscriber lines connected to digital telephony switches.

Number Portability

Under the General Law on Telecommunications, users or subscribers shall have the right to keep their existing telephone numbers when contracting for the same telecommunications services from a new provider, in the cases to be established by the relevant implementing regulation. The General Law on Telecommunications further requires that operators shall share some of the costs associated with this service. Until a new regulation is enacted, the Interconnection Decree provides for the exercise of these rights.

Occupancy Rights

Electronic communications operators have the right to occupy the public domain, benefit from expropriation procedures and be granted rights of way or easements over the property of third parties, subject to certain conditions and insofar as required to deploy networks. The General Law on Telecommunications also provides for the obligation of the authorities to promote operators to enter into agreements for infrastructure sharing and for co-location in public and private property and, under certain conditions, the CMT may impose infrastructure sharing on the operators.

Payments

Telecommunications operators are required to make certain payments. Most importantly, they are required to pay to the CMT a maximum annual fee of 0.20% (currently 0.15%) of their gross telecommunications revenue minus certain interconnection, connectivity and other costs related to those revenues, and a separate annual municipal fee of, initially, 1.5% of gross revenue obtained in each Municipality for use of the local public domain, and certain other local fees and taxes.

Telephony Customer Charges

Telephony operators, other than operators with significant market power, are generally free to fix end-user prices.

However, per the General Law on Telecommunications, the Government Commission for Economic Affairs may provisionally establish maximum, minimum and fixed prices, or set forth the criteria to establish those, taking into account the actual costs of the services rendered and the existence or not of effective competition in the relevant markets. The Government Commission for Economic Affairs shall have this power until the CMT defines the operators with significant market power, their obligations and the new markets.

During this interim period, prices charged by Telefónica for the provision of fixed-line telephony services and leased lines are based on a model of maximum limits of annual prices, established using as a reference the annual changes in the consumer price index, approved by the Government Commission of Economic Affairs. According to the framework currently in force, this price cap regime shall be applicable until December 31, 2004.

Universal Service, and other Public Service Obligations

Universal service covers a range of telecommunications services which must be provided to all users at a reasonable price, regardless of their geographical location. These include access to the fixed telephony network, including functional access to the Internet, availability of directory information, sufficient provision of public pay phones, and access to fixed telephony for the handicapped. The new General Law on Telecommunications provides that the MITC shall designate the operator(s) entrusted to ensure the universal service. The operator(s) may be different in each region and different services included within the scope of universal service may be provided by different operators. Should different operators be interested in rendering these services, the regulation that shall implement the General Law on Telecommunications in this regard shall provide for a public bidding procedure to designate the operator(s) in charge.

During the period until the new regulation on public service obligations is approved, Telefónica shall be considered as the sole operator to provide universal service across the whole territory of Spain. Other operators, besides Telefónica, may also be required to provide universal service in the future.

The CMT may determine that providing universal service imposes a competitive disadvantage on the operators that provide these services, and that the net cost of these services should be allocated among certain operators in accordance with criteria to be determined by the CMT. The mechanism to compensate for these costs shall be the National Universal Service Fund. Contributions to the National Universal Service Fund shall be made by the operators in accordance with a regulation that will implement the General Law on Telecommunications. The current Decree on Universal Service indicates that a National Fund for Universal Service will be created and that the costs will eventually be allocated among certain operators on the basis of gross revenue. Nevertheless the CMT has agreed that no compensation shall be applied to the costs of providing universal service for years 2001 and 2002. The CMT has not considered the costs of providing universal service for 2003 yet.

In addition to universal service, the Government may impose other public service obligations to operators to fulfil public safety or national defence. In the same way, it may impose other public service obligations, prior report from the CMT, due to the following reasons: territorial cohesion, extension of use of new technologies and services, to ease communications amongst certain groups with special circumstances, and to ease the availability of those services that imply evidence of the contents of the message sent or of its sending or reception.

In the event of breach by the relevant operator of its public service obligations, prior Government decision, the State Administration shall be entitled to directly assume the provision of the relevant services or the exploitation of the relevant networks. Additionally, the State Administration shall be also entitled to directly assume, prior Government decision, the provision of certain electronic communications services or the exploitation of certain electronic communications networks to guarantee public safety and national defense.

Regulation of Cable Television Services

Overview

Law 42/1995 on Cable Telecommunications (“Cable Telecommunications Law”), formerly governed the exchange of video, audio broadband, and other telecommunications over the cable telecommunications network. To these purposes, it divided Spain into 43 franchise areas in which two operators, Telefonica, and the awardee of the relevant cable telecommunications and television concession—such as us—were allowed to provide certain cable telecommunications and cable television services. The Cable Telecommunications Law was repealed by the General Law on Telecommunications of 1998, except for provisions dealing with cable television, which remained applicable until they were finally superseded by the current General Law on Telecommunications. However, pursuant to the interim regime of the General Law on Telecommunications, certain provisions of the Cable Telecommunications Law remain temporarily applicable.

Pursuant to the General Law on Telecommunications, our former cable television concessions have been converted by the CMT into administrative authorizations to provide cable television and radio services, including pay-per-view, in our franchise areas.

Besides certain minor cable television operators existing prior to the calling of the tenders under the Cable Telecommunications Law that may operate in the franchise areas, until December 31, 2009, only two operators can provide cable television services in each franchise area (Telefónica and a second operator, such as us). This limitation may be removed by the Government as of December 31, 2005 if after consultation with the CMT, the Government deems it appropriate in light of the overall rollout of cable networks in Spain. This limitation does not affect those franchise areas where no original concession was awarded pursuant to the Cable Telecommunications Law. In those areas, administrative authorizations to provide cable television and pay-per-view services may be granted after the approval of the relevant regulation that will govern the provision of cable television services, as established by the General Law on Telecommunications.

At present, and until the relevant regulation is approved, the provision of cable television services is mainly governed by those provisions still applicable of the Cable Telecommunications Law, pursuant to the relevant interim provisions of the General Law on Telecommunications, the Law of Television Without Frontiers, the Conditional Access Law of 1997—temporarily applicable until the relevant regulation is approved, as established by the General Law on Telecommunications- and the relevant resolution converting the former concessions to provide cable television services within our franchise areas into administrative authorizations. After the approval of the regulation that will govern the provision of cable television services, our administrative authorizations to provide cable television and pay-per-view services will be subject to that regulation.

For a discussion on the cable television national regulatory authorities, please see “National Regulatory Authorities in Spain” under “Regulation of Electronic Communications Services” above.

Obligations

According to the relevant cable television concession conversion document, as holders of administrative authorizations to provide cable television and pay-per-view services in our franchise areas we are subject, amongst others, to the following obligations:

•

to distribute programming provided by independent third party programmers. The relationship between the cable operator and the independent programmers shall be freely negotiated by the parties, in accordance with the provisions approved by the relevant Administrations,

•

to comply with rules established in the Law of Television Without Frontiers, regarding, amongst others, programming, television advertising, teleshopping and sponsorships and programming legislation aimed at protecting children,

•	to comply with the EU provisions and national legislation on intellectual property,

•

and to comply with obligations on conditional access, on access to certain television and radio services, on broadband television and rebroadcast that may be imposed on the holder of an administrative authorization pursuant to the interim regime established in the General Law on Telecommunications. This notwithstanding, until the relevant regulation on these issues is approved:

(i)

holders of administrative authorizations to provide cable television and pay-per-view services are subject to comply with the conditional access Law of 1997, which imposes, amongst others, the obligation that decoders for conditional access must be compatible and that the standard agreement between distributors and operators with customers for the use of decoders and the provision of digital television services through conditional access must be approved by the CMT; and

(ii)

the provisions of the Cable Telecommunications Law on the obligations to distribute all terrestrial national broadcast channels, regional channels and those local channels if requested by the subscribers, are still applicable to cable television operators.

It should be noted that it is not clear whether, in addition to the above described obligations mentioned in the relevant cable television concession conversion document, there are other former obligations imposed on cable operators under the former concessions that remain applicable. For instance, according to the current interpretation of the MITC any act or contract which results in the transfer, sale, lease, encumbrance or similar transaction of all or any of the shares of the administrative authorization holder must be authorized in advance by the MITC.

Concession Payments

Under applicable Spanish regulations, cable television operators are required to make certain payments related to their administrative authorization. In particular, they are required to pay the CMT an annual fee of 0.1% of their gross income for the provision of cable television and pay-per-view services.

C.                              Organizational Structure

In January 2002, Cableuropa’s shareholders contributed all of the outstanding shares of Cableuropa to GCO in exchange for 100% of GCO shares, and GCO became the sole direct shareholder of Cableuropa.

Cableuropa, Valencia North, Valencia South, Murcia and Valencia are the ONO Group’s operating companies that are recorded as electronic communications operators and own the necessary authorizations to provide cable television services in our various franchise areas.

As of December 31, 2003, we had other non-operating subsidiaries that are in the process of being sold or liquidated. For more information regarding these subsidiaries, see note 1 to our consolidated financial statements.

The chart below sets forht our current organizational structure:

D.                              Property, Plant and Equipment

Our Networks

Local Networks

Our local networks have been designed using a high-speed fiber-optic based system, capable of providing a full range of analog and digital services. The local networks are currently capable of supporting telephony, broadband Internet and cable television services. All of our services are provided through the same distribution system thus creating economies of scale. Fiber routing is designed to provide route diversity to the fiber junctions, or nodes, thereby protecting against loss of service resulting from cable damage.

Our fiber-optic ring architecture is used to transport signals from local operations centers to primary nodes, or hub points, serving 20,000 to 60,000 homes in urban areas. The local operations centers generally house both a cable television head-end and a telephony and data switch. The head-end assembles the cable television signals for transmission to the customers. The primary nodes are in turn connected to secondary nodes along a secondary fiber-optic ring network. These secondary nodes are optical distribution points each serving around 2,000 homes, which distribute fiber to the home terminal nodes. The home terminal nodes serve 500 homes.

For telephony, the final points for distribution to homes and small businesses are cross-connect boxes from which the final connection to a customer’s home is made using twisted-pair copper wire. The terminal nodes transform the optical signals back into electrical format and transmit them onwards on coaxial cable or copper pairs to the customer’s premises. Cross-connect boxes are connected to the terminal nodes by twisted pair copper wire.

Our 15 telephone switches are the core of our telephony business. Each switch is capable of handling up to 100,000 customers. The telephony network has been designed so that, as penetration and traffic increases, an incremental upgrade of the equipment will enable additional capacity to be easily provided at minimal cost. All the network’s telephony equipment is powered by battery backed-up power supplies, in order to meet the current legal requirement to provide at least 12 hours of service in the event of a power failure.

For broadband Internet and cable television services, coaxial cables are used to transport the signals to homes, and amplifiers are used to boost the signal levels. Customer taps are used to serve individual dwellings. These typically serve four or eight homes per tap. Amplifiers are mounted in sealed units, generally on the façades of buildings. The final connection to the home, known as the drop, uses a combination of coaxial and copper pair cable. The coaxial part carries the broadband and cable television signals both to and from the homes. Two copper pairs are also incorporated in each drop to allow for second telephony lines. The networks are constructed with excess fiber and duct capacity in order to allow future upgrades.

The broadband Internet and cable television networks use a hybrid fiber-coaxial transmission system. The system is broadband and operates over a wide frequency. The forward path uses the range from 86 megahertz to 862 megahertz, and is capable of carrying voice, data, video and television channels. The segment up to 630 megahertz is currently used for broadband internet and analog cable television services and a further 256 megahertz of capacity is used or reserved for digital television, video-on-demand (“VOD”) and future digital services. Once we have migrated all of our television customers to our digital television services, we will reuse the analog segment for other services. This network is also designed to support reverse path operations on bandwidths up to 65 megahertz allowing interactivity between individual homes and the head-ends.

The digital television system collects all contributions centrally in Spain (except for local channels which are inserted locally), digitizes the content and distributes it (via our national backbone network) to the regional head-ends, which act as the insertion points of the digital contents into the metropolitan network. The analog cable television service is distributed through an analog platform with head-ends located in each of the Spanish franchises. Unlike with the digital service, the programming material is collected at each head-end (not centrally), reconfigured to meet our specifications, and transmitted through optical fibers.

Backbone Network

Iberdrola, a large Spanish electrical utility provider, leases us high capacity fiber-optic cable linking our Spanish franchises in eastern and northern Spain with each other and with the city of Madrid. RENFE (the Spanish national railway company) provides us with similar fiber linking Andalucía with Madrid. We completed the lighting of our national backbone network in 2001 and we have since then added almost full redundancy to ensure that we can maintain a high quality of service and network availability for our customers. By the end of 2003, we were operating 6,362 route kilometers of high capacity, fiber-optic cable national network.

Our national backbone network has been augmented with a national IP network, which serves as the basis for our interactive digital television and high-speed Internet services. Our network consists of twelve nodes connected through high capacity circuits based on our DWDM national network. The IP network also has multi-protocol label switching (“MPLS”) capability, which allows for the provision of a wide range of services and in particular better support for business services. It also makes the network more secure, easier to expand and less costly to operate, in addition to making it simpler to offer value added business services such as virtual private networks.

The diagram set forth below provides a high level, graphical depiction of our network topology:

General Network Topology

Construction and Equipment Suppliers

We rely on Ferrovial, one of Spain’s leading construction corporations and one of the ONO Group’s beneficial shareholders, and a number of other, smaller contractors, for the construction, commissioning and delivery of our networks. In the event that it becomes necessary, we are confident that we could continue our current rate of construction even if one of these construction companies should cease operations.

We rely mainly on Alcatel for the supply of electronic equipment including switches, synchronous digital hierarchy access equipment, coaxial and fiber cables, cable television transmission equipment and optical receivers. Alcatel is also responsible for commissioning our telecommunications equipment. The cable television amplifiers are from C-Cor (formerly Philips). Our digital head-end was supplied by Motorola, Harmonic and Cisco. Our set-top boxes (both analog and digital) are currently supplied by Motorola, while other suppliers including Pace may equip us in the future.

Our Internet service provider software is provided by, among others, Sun Microsystems, Hewlett Packard, EMC2 and Cisco and our cable modem equipment is supplied by Motorola, US Robotics and Cisco, among others.

The construction contractors are responsible for all civil works, equipment installation and activation of our local networks. CH2MHill oversees the construction contractors and is responsible for detailed street by street network design, as well as the overall management of the construction program. When a construction company completes a specified portion of the network, CH2MHill conducts a final inspection to ensure that this portion is built correctly and in accordance with our engineering specifications and either accepts or rejects the constructed portion on our behalf.

We believe our main suppliers to be financially sound and unlikely to cease operations in the immediate future. We have, nevertheless, identified secondary suppliers for key network elements.

Leased Premises

We lease certain properties for administrative and sales offices, hubs, stores, switch and head-end sites and warehouses. A significant proportion of the properties are used for both administrative and technical purposes. Our network operations center and digital head-ends are located in Madrid and our call center is located in Valencia. We believe that our properties are generally suitable and adequate for the purposes for which they are intended.

Details of our principal leased premises are summarized below:

Address	Current Use	Size (square meters)

Oficina de Madrid C/ Basauri 7-9 and 3-5 Urbanización La Florida 28023 Aravaca (Madrid)	Head Office, digital head-end, technical center	10,763

Albacete Polígono industrial Campollano Avda. 1ª. Nº. 21 02007 Albacete (Albacete)	Office, technical facility, head-end and warehouse	5,450

Albacete Store C/ Concepción, 4 02002 Albacete	Store	165

Cantabria C/García Morato, 26 39009 Santander (Cantabria)	Office and technical facility	1,589

Palma de Mallorca Avda. 16 de Julio Polígono Son Castello 07009 Palma de Mallorca	Office, head-end and warehouse	1,318

Palma de Mallorca Store Vía Alemania 07003 Palma de Mallorca	Store	400

Customer service C/ Gremis, 4 46014 Valencia	Call center	1,575

Customer service C/ Jacinto Benavente, 17 Valencia	Call center	2,891

Algeciras Avda de Irlanda, s/n Carretera del Rinconcillo Edificio Sur 1 11205 Algeciras (Cádiz)	Offices, technical facilities and store	2,160

Cartagena Poligono Industrial Cabezo Beaza C/ Bucarest nº 30	Offices and technical facilities	1,349

Address	Current Use	Size (square meters)

Murcia Avda. Juan Carlos I, s/n Edificio Torre de Cristal 2ª planta 30100 Espinardo (Murcia)	Offices, head-end and technical facilities	1,200

Murcia Store PlazaCircular	Store	52

El Puerto de Santa María Polígono Industrial “El Palmar” C/ El Palmar, Nave 2 (bis), 2 and 3 11500 El Puerto de Santa María (Cádiz)	Offices, head-end, technical facilities and warehouse	5,572

El Puerto de Santa María Wharehouse C/ Molinillo de papel (nave 6 and 8) 11500 El Puerto de Santa María (Cádiz)	Wharehouse	1,592

Cádiz Avda. Consejo Europa s/n, naves 1ª and 1B 11011 Cádiz	Offices, wharehouse and head-end	1,780

Cádiz Store C/ José del Toro, 6 – Local 2 11001 Cádiz	Store	75

Jerez Store C/ Santa María, 25 11401 Jerez	Store	46

Huelva Avda. Príncipe de las letras 21007 Huelva	Offices, wharehouse, head-end and information point	1,442

Alicante Carretera Ocaña, nº 15 03007 Alicante	Offices and technical facilities	6,591

Castellón C/ Hermanos Bou, 16 12003 Castellón	Offices, technical facilities and store	2,865

San Fernando San Fernando (Cádiz)	Store and information center	310

Valencia Polígono Vara de Quart C/ Gremis, 12 46014 Valencia	Offices, head-end, technical facilities and warehouse	2,415

Valencia Store Gran Vía Marqués del Turia, 4 46005 Valencia	Store	175

Valencia Warehouse Pol. Alquería del Moret Picanya Valencia	Warehouse	3,000

Barcelona C/ General Almirante, 2 08014 Barcelona	Offices	309

E.                                Legal Proceedings

Certain legal actions were initiated in 1998 against the Spanish telecommunications regulatory authority, challenging the award of the Huelva and Andalucía franchises and the enlargement of the Mallorca franchise (initially granted for the City of Palma de Mallorca and enlarged by the Ministry to cover the entire Island of Mallorca).  These proceedings may adversely affect our licenses. Generally, the plaintiffs in these actions allege non-compliance by the Spanish telecommunications regulatory authority with such procedures. The Spanish telecommunications regulatory authority is contesting these actions and we intend to file supporting memoranda vigorously contesting these actions. We believe that there is no factual basis to support the plaintiffs’ claims, and that the actions will therefore prove unsuccessful. The loss of any of these franchises would have a material adverse effect on us and would constitute an event of default under the terms of the Notes and under our senior bank facility. Similar actions have been filed by unsuccessful bidders in connection with the award of many of the cable/telephony franchises awarded in 1997 and 1998. To date no action has been successful in overturning the award of a franchise.

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

Item 5.  Operating and Financial Review and Prospectus

You should read the following information together with our audited consolidated financial statements and the related notes. This discussion may contain forward-looking statements, including those described in the “Information Regarding Forward-Looking Statements” section above, that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of, among others, the factors described in the “Risk Factors” section above and elsewhere in this Annual Report. Except as required by law, we will not publicly update our forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

A. Operating Results

Overview

We are a leading provider of integrated telephony, broadband Internet, and cable television services to residential and business customers in Spain. We commenced operations in 1998 and, since that time, have pursued a strategy of rapid penetration generating multiple revenue streams to grow our business. As of December 31, 2003, we had 581,345 residential customers and 13,133 primarily small and medium-sized business customers. During the year ended December 31, 2003, we generated revenue of €358.6 million and EBITDA of €102.1 million, resulting in an EBITDA margin of 28.5%. During the three months ended December 31, 2003, we generated revenue of €101.1 million and EBITDA of €34.2 million, resulting in an EBITDA margin of 33.8%.

Our 862 megahertz hybrid fiber coaxial network provides a high speed, high capacity, two-way communications pathway with direct access to our customers. As of December 31, 2003 our backbone network extended 6,362 route kilometers and our local networks extended 6,992 route kilometers, passing over 2.0 million homes. Our current addressable market is 5.6 million homes and 0.7 million businesses, representing approximately 27% of the 20.8 million homes and 25% of the 2.8 million businesses in Spain. We believe our franchise areas, especially those in our Mediterranean cluster, are growing rapidly both in the number of homes constructed each year and in gross domestic product per capita. We are continuing to expand our network in areas with attractive revenue potential.

Factors Affecting Our Business

Our residential services accounted for 91.8% of our total revenues for the year ended December 31, 2003. Business services accounted for the remaining 8.2% of our total revenues for the year ended December 31, 2003.

The following table sets forth certain information with respect to our network and services and the percentage change from period to period for each of the periods indicated.

	As of and for the Year Ended December 31,			Percentage Change
	2001	2002	2003	2001/2002	2002/2003
Residential:
Homes passed	1,399,514	1,760,744	2,003,233	25.8%	13.8%
Homes released to marketing	1,111,158	1,469,061	1,743,266	32.2%	18.7%
Percentage of homes passed	79.4%	83.4%	87.0%
Penetration	30.1%	32.7%	33.3%
Customers	333,997	480,296	581,345	43.8%	21.0%
ARPU (in euro)(1)	45.7	50.7	54.1	10.9%	6.7%
RGUs(2)	626,374	887,504	1,082,715
RGUs per customers	1.88	1.85	1.86
Churn(3)	12.9%	12.1%	13.7%
Revenue (in euro millions)	135.7	234.5	329.3	72.8%	40.4%

Business:
Customers	4,829	8,648	13,133	79.1%	51.9%
ARPU (in euro)(1)	278.0	205.0	229.0	(26.3)%	11.7%
Revenue (in euro millions)	7.9	19.0	29.3	140.5%	54.2%

(1)                                  ARPU is the monthly ARPU for the fourth quarter in each of the periods presented in the table. For a definition of ARPU see Certain Operational Definitions.”

(2)                                  RGUs are revenue generating units where each customer is counted as a revenue generating unit for each service for which such customer subscribes. See “Certain Operational Definitions.”

(3)                                  Churn is a measure of the number of customers who stop using our services. For a definition of churn see “Certain Operational Definitions.”

The following are the key factors affecting our business:

Customers.  Our residential customer base (which includes small office and home office customers) increased by 21.0% and 43.8% in 2003 and 2002 respectively, reaching 581,345 customers as of December 31, 2003. This growth in residential customers reflects three factors: (i) increase in the number of homes passed, (ii) increase in the percentage of homes passed that have been released to marketing and (iii) the growth in the penetration of homes released to marketing. We have continued to build-out our network and increased the take-up of services in areas already built-out, which passed 2,003,233 homes as of December 31, 2003 compared to 1,760,744 homes as of December 31, 2002 and 1,399,514 homes as of December 31, 2001. In addition, the growth in customers reflects the improved efficiency with which we are able to release to marketing the homes passed, reaching 87.0% in 2003 versus 83.4% and 79.4% in 2002 and 2001, respectively. Penetration increased to 33.3% as of December 31, 2003, as compared with 32.7% as of December 31, 2002 and 30.1% as of December 31, 2001.

We continue to focus on improving our customer service and enhancing our service offerings to existing and new customers in an effort to manage our customer churn rate. Our churn rate was 13.7% in 2003 as compared with 12.1% in 2002 and 12.9% in 2001. We believe the increase in customer churn, particularly with respect to customer churn in 2003, reflects the impact of price increases during the periods.

Our focus on marketing to small and medium sized enterprises has resulted in an increase in our business customer base to 13,133 customers as of December 31, 2003 from 8,648 and from 4,829 as of December 31, 2002 and December 31, 2001 respectively.

ARPU.  ARPU is a measure we use to evaluate how effectively we are realizing revenues from each of our customers. We have increased ARPU for residential services by 18.4% to €54.1 for the fourth quarter of 2003 from €50.7 for the fourth quarter of 2002 and €45.7 for the fourth quarter of 2001. This increase is attributable primarily to increased prices for many of our services. In addition, ARPU for residential services has increased as the proportion of our total residential customers subscribing to higher value broadband Internet access and digital television services has increased. We believe that our ability to offer bundled services packages which include a combination of some or all three of our services is proving attractive to our existing customer base and increases our ARPU for residential services by facilitating the sale of multiple services to each customer.

We have increased ARPU for business services to €229.0 for the fourth quarter of 2003, reflecting the introduction of our business bundled services and increased subscription by our business customers for sophisticated business products. ARPU for business services for the fourth quarter of 2002 decreased to €205.0 from €278.0 ARPU for the fourth quarter of 2001. This decrease reflected the increased number of small and medium sized enterprises in our customer base during 2002 which reduced the impact of several large corporate customers acquired in connection with our acquisition of Telia Iberia in 2001.

RGUs.  As with ARPU, we use RGUs per customer as a measure of how effectively we are realizing potential revenues from each customer. We encourage our residential customers to subscribe to more than one service by offering a variety of packages, each of which includes a variable combination of telephony, Internet and cable television services at a price that is generally lower than the aggregate price of these services purchased on an individual basis from us or our competitors. We also offer our business customers packages that include a combination of voice and data services. As of December 31, 2003, approximately 18% of our total residential customers received three services and approximately 68% received either two or three services. However, while ARPU for residential services has increased during the periods under review, RGUs per customer have remained relatively stable at 1.86 RGUs per customer as of December 31, 2003 as compared with 1.85 RGUs per customer as of December 31, 2002 and 1.88 RGUs per customer as of December 31, 2001. We believe that ARPU has grown despite the stability in RGUs per customer because of the current preference of our customers for bundled services packages including telephony and higher value broadband Internet rather than telephony and cable television.

Results of Operations for the Years Ended December 31, 2001, 2002, and 2003

The following table sets forth certain summary financial and operating information and the percentage change from period to period for each of the periods indicated.

	Year Ended December 31,			Percentage Change
	2001	2002	2003	2001/2002	2002/2003
	(euro in millions)
Revenues	143.6	253.4	358.6	76.5%	41.5%
Operating expenses	(295.4)	(341.6)	(363.2)	15.6%	6.3%
Operating loss	(151.8)	(88.2)	(4.6)	(41.9)%	(94.8)%
Amortization of goodwill	(13.8)	(13.4)	(13.4)	(2.9)%	—
Net financial expense	(146.9)	(96.8)	(130.2)	(34.1)%	34.5%
Net extraordinary income/(expense)	(3.3)	(171.8)	298.2	n/a	n/a

Profit/(loss) before income tax and minority interests	(315.7)	(370.2)	150.0
Income tax credit/(charge)	97.1	174.7	(53.0)
Profit/(loss) before minority interests	(218.6)	(195.5)	97.0
Loss attributed to minority interest	1.7	0.8	—
Net profit/(loss) for the year	(216.9)	(194.6)	97.0

Revenues

Our revenues are derived from residential services (which are comprised of revenue from residential telephony, residential Internet and cable television services) and business services (which are comprised of voice and data services to business customers mainly in our franchise areas).

Our revenues have increased during the periods under review. The following table sets forth our revenues derived from residential services and business services, their proportion of total revenues and the percentage change from period to period for each of the periods indicated.

	Year Ended December 31,			Percentage Change
	2001	2002	2003	2001/2002	2002/2003
	(euro in millions, except percentages)
Residential services	135.7	234.5	329.3	72.8%	40.4%
Proportion of total revenues	94.5%	92.5%	91.8%	—	—
Business services	7.9	19.0	29.3	140.5%	54.2%
Proportion of total revenues	5.5%	7.5%	8.2%	—	—
Total revenues	143.6	253.4	358.6	76.5%	41.5%

Revenues from business services have increased as a proportion of our total revenues during the periods under review. This reflects the continued build-out of our network and our focus on marketing to the small and medium sized enterprise market. We expect that the proportion of our total revenues derived from business services will continue to increase.

Residential Services

Revenues derived from our residential services increased during the periods under review. The principal factors behind the increase in our revenue have been the substantial increase in our residential customer base due to the continued build-out of our network, the continued increase in penetration, increased prices for many existing services and the introduction of new higher value services. While telephony services continued to account for the largest portion of our revenues, the substantial increase in revenue from broadband Internet services and the launch of our digital television services have also had an impact on our revenues.

The following table sets forth revenues from each of our residential services and the proportion of total residential revenues generated by each service for each of the periods indicated.

	Year Ended December 31,			Percentage Change
	2001	2002	2003	2001/2002	2002/2003
	(euro in millions, except percentages)
Residential telephony	79.3	133.1	184.0	67.8%	38.2%
Proportion of total residential revenue	58.4%	56.8%	55.9%	—	—
Residential Internet	18.1	39.1	62.3	116.0%	59.3%
Proportion of total residential revenue	13.3%	16.7%	18.9%	—	—
Cable television	38.3	62.3	83.0	62.7%	33.2%
Proportion of total residential revenue	28.2%	26.5%	25.2%	—	—
Total residential revenue	135.7	234.5	329.3	72.8%	40.4%

Residential Telephony.  Our residential telephony revenues are comprised of monthly fees for line rental, usage charges, initial connection charges and fees for other telecommunications services, including charges for additional value added services.

The following table sets forth certain information with respect to our residential telephony services and the percentage change from period to period for each of the periods indicated.

	As of and for the Year Ended December 31,			Percentage Change
	2001	2002	2003	2001/2002	2002/2003
Residential Telephony:
Customers	308,056	448,926	544,271	45.7%	21.2%
Penetration	27.7%	30.6%	31.2%	—	—
ARPU (in euro)(1)	28.4	30.8	31.4	8.5%	1.9%
Revenue (in euro millions)	79.3	133.1	184.0	67.8%	38.2%

(1)                                  ARPU is the monthly ARPU for the fourth quarter in each of the periods presented in the table. For a definition of ARPU see “Certain Operational Definitions.”

Revenue from residential telephony services increased by 38.2% in 2003 and by 67.8% in 2002. The increase in 2003 primarily reflects the increase in our total residential telephony customer base as we continued to build-out our network, and the increase in penetration to 31.2% as of December 31, 2003, as compared with 30.6% as of December 31, 2002. ARPU during the fourth quarter of 2003 increased by 1.9% as compared with ARPU during the fourth quarter of 2002. The relative stability of ARPU during the period reflects increased monthly line charges offset by reduced call tariffs.

The increase in revenue derived from residential telephony during the year ended December 31, 2002 primarily reflects the increase in our total residential telephony customer base and the increase in penetration to 30.6% as of December 31, 2002 as compared to 27.7% as of December 31, 2001. In addition, ARPU increased by 8.5% during the fourth quarter of 2002 as compared with the fourth quarter of 2001 principally as a result of an increase in monthly line rental charges.

Residential Internet.  Revenues from Internet services are derived mainly from fixed monthly fees and sales of cable modems.

The following table sets forth certain information with respect to our Internet services and the percentage change from period to period for each of the periods indicated.

	As of and for the Year Ended December 31,			Percentage Change
	2001	2002	2003	2001/2002	2002/2003
Residential Internet:
Customers
narrowband	48,964	24,317	12,619	(50.3)%	(48.1)%
broadband	37,155	117,305	186,447	215.7%	58.9%
Total	86,119	141,622	199,066	64.4%	40.6%

Penetration
narrowband	4.4%	1.7%	0.7%	—	—
broadband	3.3%	8.0%	10.7%	—	—
Total	7.7%	9.7%	11.4%	—	—

ARPU (in euro)(1)
all Internet services	26.2	30.2	32.7	15.3%	8.3%
narrowband	16.1	19.4	25.5	20.5%	31.4%
broadband	40.1	33.0	33.3	(17.7)%	0.9%
Revenue (euro in millions)	18.1	39.1	62.3	116.0%	59.3%

(1)                                  ARPU is the monthly ARPU for the fourth quarter in each of the periods presented in the table. For a definition of ARPU see “Certain Operational Definitions.”

The increase in revenues during the periods under review principally reflects the increase in our customer base, higher total Internet penetration and the increasing proportion of broadband Internet customers. Our total Internet penetration increased to 11.4% in 2003 from 9.7% and 7.7% in 2002 and 2001, respectively. The increase in penetration primarily reflects the acquisition of new broadband Internet customers. As of December 31, 2003, approximately 93.7% of our total Internet access customers subscribed to broadband Internet services as compared with approximately 82.8% as of December 31, 2002 and 43.1% as of December 31, 2001. We believe that broadband Internet services are an increasingly popular service for our customers and expect our penetration for this service to increase. ARPU for broadband Internet services during the fourth quarter of 2003 was significantly higher than ARPU for narrowband Internet services for the same period. However, ARPU for broadband Internet services came down to €33.3 during the fourth quarter of 2003 as compared with €40.1 during the fourth quarter of 2001. As our customers typically purchase rather than rent their cable modems, the impact of the purchase price on ARPU was greater in 2001, when the proportion of new customers to total customers was substantially higher than in 2002 and 2003. While we continue to provide narrowband Internet service to our existing customers, we do not actively market this service to new customers. We are currently offering to migrate existing narrowband Internet customers to our broadband Internet service free of charge. Accordingly, we expect the number of our narrowband Internet customers to decrease and the proportion of customers using broadband Internet services to continue to increase in future periods.

Cable Television.  Our cable television revenues are derived mainly from fixed fees, such as monthly subscription fees for basic and premium services, set top box rental charges and variable fees for pay-per-view services.

The following table sets forth certain information with respect to our cable television services and the percentage change from period to period for each of the periods indicated.

	As of and for the Year Ended December 31,			Percentage Change
	2001	2002	2003	2001/2002	2002/2003
Cable Television:
Customers
analog services	232,199	296,956	296,095	27.9%	(0.3%)
digital services	—	—	43,283	—	—
Total	232,199	296,956	339,378	27.9%	14.3%

Penetration
analog services	20.9%	20.2%	17.0%	—	—
digital services	—	—	2.4%	—	—
Total	20.9%	20.2%	19.4%	—	—
ARPU (in euro) (1)	18.0	21.2	23.1	17.8%	9.0%
Revenue (in euro millions)	38.3	62.3	83.0	62.7%	33.2%

(1)                           ARPU is the monthly ARPU for the fourth quarter in each of the periods presented in the table. For a definition of ARPU see “Certain Operational Definitions.”

The increase in revenues derived from cable television services during the year ended December 31, 2003 is principally due to the increase in our cable television customer base, and to the introduction of higher priced digital television services during the period. Total penetration of cable television services declined slightly to 19.4% as of December 31, 2003 as compared to 20.2% as of December 31, 2002 and 20.9% as of December 31, 2001. As of December 31, 2003 approximately 12.8% of our total cable television customers were digital customers. ARPU increased during the fourth quarter of 2003 as compared with the fourth quarter of 2002 due to the introduction of higher priced digital television services, and the growing use of pay-per-view television services by our digital television customers following the launch of near-video-on-demand services.

The increase in revenues derived from cable television services during the year ended December 31, 2002 principally reflects the growth of our cable television customer base. ARPU for the fourth quarter of 2002, increased to €21.2 as compared with ARPU for the fourth quarter 2001 of €18.0. The increase in ARPU primarily reflects the effect of price increases during the period.

Business Services

Revenues from business services are derived from fees paid by business customers, principally small and medium sized enterprises, for voice and data services, which we offer individually or as a package, and for telephony service. Our focus on marketing to small and medium sized enterprises during the periods under review has resulted in an increase in our business customer base to 13,133 customers as of December 31, 2003 from 8,648 as of December 31, 2002 and 4,829 as of December 31, 2001.

	As of and for the Year Ended December 31,			Percentage Change
	2001	2002	2003	2001/2002	2002/2003
Business:
Customers	4,829	8,648	13,133	79.1%	51.9%
ARPU (in euro)(1)	278.0	205.0	229.0	(26.3)%	11.7%
Revenue (in euro millions)	7.9	19.0	29.3	140.5%	54.2%

(1)                                  ARPU is the monthly ARPU for the fourth quarter in each of the periods presented in the table. For a definition of ARPU see “Certain Operational Definitions.”

The increase in revenues from business services during the year ended December 31, 2003 principally reflects the increase in our business services customer base as a result of the continued development of our network and an increased focus on acquiring small and medium sized enterprise customers. The increase in customers also reflects the introduction of our Oficina ONO bundled services, which offers different combinations of telephony and broadband Internet services to our business customers. ARPU increased by 11.7% during the fourth quarter of 2003 as compared with the fourth quarter of 2002, reflecting the growth in the number of customers taking more sophisticated tailored products.

While revenues from business services also increased substantially during the year ended December 31, 2002, reflecting a significant increase in our business services customer base during the period, ARPU during the fourth quarter of 2002 declined by 26.3% as compared with ARPU during the fourth quarter of 2001. This decrease reflected the increased number of small and medium sized enterprises in our customer base during 2002 which reduced the impact of several large corporate customers acquired in connection with our acquisition of Telia Iberia in 2001.

Operating Expenses

Our operating expenses are comprised of cost of services; selling, general and administrative expenses; costs capitalized as property and equipment and start-up costs; restructuring expenses; broadcast rights amortization; and depreciation and amortization. The following table sets forth our operating expenses and the percentage change from period to period for each of the periods indicated.

	As of and for the Year Ended December 31,			Percentage Change
	2001	2002	2003	2001/2002	2002/2003
	(euro in millions)
Cost of services	74.3	85.7	105.6	15.3%	23.2%
Selling, general and administrative	188.5	180.8	166.1	(4.1)%	(8.1)%
Cost capitalized as property and equipment and start-up costs	(61.8)	(28.9)	(15.2)	(53.2)%	(47.4)%
Broadcast rights amortization	4.5	5.7	4.2	26.7%	(26.3)%
Depreciation and amortization	80.8	98.3	102.5	21.7%	4.3%
Restructuring and other related expenses	9.1	0.0	0.0	(100.0)%	0.0%
Total Operating expenses	295.4	341.6	363.2	15.6%	6.3%

Our operating expenses increased by 6.3% during the year ended December 31, 2003 to €363.2 million as compared with €341.6 million during the year ended December 31, 2002 and by 15.6% from €295.4 million during the year ended December 31, 2001. The reduced rate of growth of our operating expenses reflects our continued efforts to control operating expenses and reduce cost of services as a proportion of revenue.

Cost of Services.  Cost of services principally consists of interconnection and backbone network costs for telecommunications services, Internet connectivity costs, the cost of the cable modems we sell and programming fees for cable television programming services. Interconnection costs for telephony services are generated by calls made by our customers that terminate outside our network. Internet connectivity costs mainly consist of fees for the bandwidth used for our Internet transit outside of Spain. Cable television programming fees consist primarily of fees paid to commercial broadcasters to distribute their cable television content and fees paid to distribute movies and soccer on a pay-per-view basis. Cost of services increased steadily during the periods under review, which reflects the continued expansion of our business. However, our cost of services have decreased as a percentage of total revenues to 29.4% for the year ended December 31, 2003 as compared to 33.8% for the year ended December 31, 2002 and 51.7% for the year ended December 31, 2001. These decreases reflect economies of scale which have reduced our costs of interconnecting our telephony services, the renegotiation of contracts for Internet transit and cable television programing and the increased proportion of higher margin products, such as broadband Internet services, within our portfolio of services offered.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses consist principally of expenses related to wages and salaries, and other operating expenses, including rental expenses, professional services, marketing and selling expenses, network operation and maintenance, information systems, administrative overhead and billing costs. Selling, general and administrative expenses declined in absolute terms during the periods under review, and consequently declined more significantly as a percentage of total revenues. As a percentage of total revenues, selling general and administrative expenses were 46.3% in 2003, as compared with 71.3% in 2002. Selling general and administrative expenses exceeded revenues in 2001. The continued reduction in selling general and administrative expenses as a percentage of revenues reflects our focus on cost management despite the continued expansion of our business during the periods under review. In particular, wages and salaries and related social security expenses decreased by 2.0% during the year ended December 31, 2003 and by 7.6% during the year ended December 31, 2002 principally as a result of a regulated reduction of the workforce pursuant to which 236 employees were made redundant during 2002 and an additional 86 employees during 2003. In addition, we have reduced expenses relating to professional services and marketing and selling expenses during the periods under review. These decreases were offset by increased expenses relating to network operation and maintenance and customer service costs which continued to grow in line with the increase in the size of our networks and our customer base, although they decreased as a percentage of total revenues as we have leveraged the fixed cost nature of our business.

Costs Capitalized as Property and Equipment and Start-up Costs.  We capitalize direct labor costs associated with the development and construction of our network. The decrease in costs capitalized as property and equipment and start-up costs during the periods under review reflects the slowdown in our network build-out as we get closer to completing the deployment of our network, as well as the change in our cost capitalization policy discussed under “—Critical Accounting Policies” below.

Restructuring and Other Related Expenses.  We did not recognize any restructuring or other related expenses during the years ended December 31, 2003 and 2002. Restructuring and other related expenses during the year ended December 31, 2001 consisted primarily of restructuring expenses related to the downsizing of certain of our activities, including the discontinuation of the activities of ONOLab, an Internet content development subsidiary.

Broadcast Rights Amortization.  Broadcast rights amortization principally relates to agreements entered into in 1999 for the supply of Spanish soccer pay-per-view programming. The agreements expired during the year ended December 31, 2003. Because the agreements provided broadcast rights to be used in periods extending over more than one year, the cost of the broadcast rights to be used in the future were initially accounted for as intangible assets and the corresponding amortization expenses were charged to our profit and loss account on a straight-line basis over the term of the agreement. Currently, none of our television programming contracts, including the extension of the agreement for the supply of soccer pay-per-view programming which terminates in 2009, require up-front payments and, accordingly there are no outstanding broadcast rights to be amortized.

Depreciation and Amortization.  Depreciation and amortization expense is principally related to the depreciation of our network, customer premise equipment and installation costs incurred in connection with the addition of new subscribers, and to the amortization of intangible assets. We depreciate our assets on a straight-line basis and use estimated useful lives of ten to twenty-five years for our networks, and six to seven years for our customer premise equipment. The increase in depreciation and amortization expense reflects our continuing investment in property, plant and equipment as we continue the construction of our network.

Operating Loss

We calculate operating loss as revenue minus operating expenses. Operating losses decreased by €83.6 million to €4.6 million during the year ended December 2003 and decreased by €63.6 million to €88.2 million during the year ended December 31, 2002. The decrease in operating losses in 2003 and 2002 reflects the increase in revenues which outweighed the increase in operating expenses during the periods under review.

Amortization of Goodwill

Prior to November 1999, Cableuropa owned between 28% and 89% of its cable and telecommunications subsidiaries. The remaining interests were held by Spanish Telecommunications Limited S.á.r.l. (“Spaincom”) and various other minority shareholders comprised principally of regional financial institutions, regional media groups and local businesses. In 1999, Cableuropa started a reorganization process to merge its operating subsidiaries into Cableuropa and to simplify its shareholder structure. Between 1999 and 2001 most of the minority shareholders, as well as Spaincom, exchanged their interest in the relevant subsidiary for ordinary shares of Cableuropa. Thereafter, our wholly owned operating subsidiaries were merged into Cableuropa, which acquired all of their assets and liabilities.

We amortized €13.4 million of goodwill during the year ended December 31, 2003, in line with the amortization of goodwill in the prior period. We amortized €13.4 million and €13.8 million in goodwill during the years ended December 31, 2002 and 2001, respectively. See “Critical Accounting Policies—Goodwill” for additional details.

Net Financial Expense

Net financial expense is comprised of financial expense net of financial income. The following table sets forth these items and the percentage change from period to period for each of the periods indicated.

	As of and for the Year Ended December 31,			Percentage Change
	2001	2002	2003	2001/2002	2002/2003
	(euro in millions)
Financial income	41.7	74.2	3.3	77.9%	(95.6)%
Financial expense	(188.6)	(170.9)	(133.6)	(9.4)%	(21.8)%
Net financial expense	(146.9)	(96.8)	(130.2)	(34.1)%	34.5%

Financial Income

Financial income decreased by 95.6% during the year ended December 31, 2003 to €3.3 million, as compared to €74.2 million during the year ended December 31, 2002. This decrease primarily reflects the effect of our re-assessment of the value of the Equity Value Certificates (“EVCs”) in 2002. EVCs entitle the holder to a cash payment linked to the value of our ordinary shares that is payable in certain limited circumstances, most significantly an initial public offering of our ordinary shares. We assess the value of the EVCs at the end of each quarter and we recognize the gain or loss associated with any decrease or increase in the related liability as financial income or expense, as the case may be. During the year ended December 31, 2002 we assessed the value of our EVC liability in a manner consistent with the significant reduction in worldwide valuations of cable assets. The resultant decrease in our EVC related liability resulted in the recognition of €51.5 million of financial income during the year ended December 31, 2002.

Financial income increased by 77.9% during the year ended December 31, 2002 to €74.2 million principally as a result of the decrease in value of our EVC liability as well as to realized foreign exchange rate gains.

Financial Expense

Financial expense decreased by 21.8% during the year ended December 31, 2003 to €133.6 million, as compared to €170.9 million during the year ended December 31, 2002. This decrease was principally due to lower interest expense following the cancellation of a significant proportion of our Notes as a result of our recapitalization transaction described below, partially offset by a loss on its associated foreign exchange derivative instruments, and by increased interest expense associated with the increased drawings under our senior bank facility and by the interest payments on the GCO Loan. Financial expense decreased by 9.4% during the year ended December 31, 2002 to €170.9 million, as compared to €188.6 million during the year ended December 31, 2001. This decrease principally related to beneficial movements in the exchange rate between the euro and the dollar.

Net Extraordinary Income/(Expense)

We recognized net extraordinary income of €298.2 million during the year ended December 31, 2003. The principal components of this net extraordinary income were:

•                                    Extraordinary income of €313.6 million resulting from the cancellation of the purchased Notes in February 2003, as explained below;

•                                    Extraordinary expense of €14.4 million related to the write-off and provision for depreciation of tangible assets; and

•                                    Extraordinary expense of €6.2 million related to the write-off and provision for depreciation of intangible assets,

We recognized net extraordinary expense of €171.8 million during the year ended December 31, 2002. The principal components of this net extraordinary expense are:

•                                    Extraordinary expense of €139.9 million related to the write-off of capitalized start-up costs;

•                                    Extraordinary expense of €34.3 million related to the depreciation of analog set-top boxes (“decoders”) in anticipation of the introduction of digital television;

•                                    Extraordinary expense of €10.9 million relating to a provision in connection with our decision to discontinue our operations in Portugal; and

•                                    Extraordinary income of €16.7 million relating to the accounting application of the provision for potential future costs under our phantom stock option plan.

We recognized no significant net extraordinary expense or income during the year ended December 31, 2001.

Income Tax

Since it commenced operations, the ONO Group has incurred losses in every year except 2003 and recognizes tax credits in its financial statements. During the year ended December 31, 2003, we had a taxable profit of €164.3 million as a result of extraordinary income during the period which we expect will reduce our tax loss carryforwards to €943.3 million. As of December 31, 2003 we had net tax credits of €245.0 million. Under Spanish corporate income tax law, tax losses can generally be carried forward for up to 15 years from the date such losses where incurred. We do not anticipate paying any income taxes for the next several years, as we expect to generate further tax losses in the future, and our outstanding tax loss carry forwards can be used to offset any future taxable income.

Critical Accounting Policies

We prepare our financial statements in accordance with Spanish GAAP. The preparation of financial statements in conformity with Spanish GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, including disclosure of contingent assets and contingent liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Because of the uncertainty of factors surrounding the estimates or judgments used in the preparation of the consolidated financial statements, actual results may vary from these estimates.

Goodwill

As a result of our corporate reorganization described above, we acquired additional shareholdings in certain of our subsidiaries. Goodwill reflects the positive difference between the book value of the parent company’s direct or indirect shareholdings in subsidiaries and the value of the portion of the subsidiaries’ net equity which is attributable to those shareholdings, adjusted for any latent capital gains at the date of the acquisition. The goodwill calculation requires certain estimates with respect to the value of such subsidiaries and thus involves significant discretion. However, in order to comply with Spanish regulation, an independent expert report on such value was obtained at the time the goodwill was recorded. Under Spanish GAAP, goodwill on consolidation is amortized on a straight-line basis over 20 years as this is considered to be the average payback period for the investments concerned.

Tax Credits

Corporate income tax expense (or income) is recognized based on the reported profit or loss as adjusted for permanent differences between reported and taxable consolidated profit or loss, and the effects of any deductions. Deferred tax assets and liabilities arising from timing differences in the recognition of income and expense for accounting and tax purposes are recorded in the consolidated balance sheet until the underlying timing differences reverse, if the deferred tax assets are expected to be realized within a ten year period from the date on which they were generated. Tax credits are accounted for as financial investments when they are expected to be recovered beyond one year. Deferred tax credits expected to be recovered within one year are presented as accounts receivable.

Income and Expenses

Income and expenses are recorded on an accrual basis, i.e. in the period in which the income or expense deriving from the goods or services provided is earned or incurred. Revenues are recognized only when persuasive evidence of a sales arrangement exists, the related services have been rendered, the sales price to the customer is fixed and determinable and collectibility is reasonably assured. Foreseeable risks and potential losses are recorded as soon as they are identified.

Valuation of Equity Value Certificates and Stock Option Plan

The valuation of, and liabilities under, our EVCs (issued in connection with the 2009 Notes and the 2011 Notes) and our Stock Option Plan are based on the estimated value of our shares because there is no current market price for these shares. The gain or loss resulting from a reassessment of the value of the liabilities associated with the EVCs and our Stock Option Plan is recorded as income or loss, as appropriate, in the consolidated statement of profit and loss.

Cost Capitalization

Prior to 2002, we booked costs incurred during the prematurity period as start-up costs. We considered the prematurity period as the period in which network construction increases faster than the company’s commercial operations. Cable multiservice operators have a significant portion of idle capacity during the starting years of operations, as substantial completion of the network construction is needed before commercial launch of services. We estimated a different prematurity period for each franchise depending on the size of that franchise area, density of population and planned network rollout period.

As a consequence of the changes occurring in the telecommunications sector, as well as changes in the circumstances of the Group, particularly at the end of year 2002, and considering our intention to converge over time with International Financial Reporting Standards, we modified the accounting criteria related to the depreciation of start-up costs during the year 2002, writing them off completely. This change in accounting criteria resulted in an extraordinary charge of A139.9 million in 2002.

B.   Liquidity and Capital Resources

Our liquidity requirements arise primarily to meet our ongoing debt service obligations and to fund our planned network build-out, working capital requirements and expected operating losses until the time when we expect to achieve positive cashflow. We do not expect to achieve positive cashflow before the end of 2005. Our principal sources of funds are cashflow from operations, borrowings under our senior bank facility and borrowings under other financing agreements. Subject to no material changes in our operations or in our operating environment, we believe that our sources of funding will be sufficient to fund our liquidity requirements.

We have commenced discussions with a number of banks with regard to the refinancing of our senior bank facility in order to extend the maturity of this facility and delay the commencement of debt amortizations. We believe that if we are successful in refinancing our senior bank facility on these terms we will be able to apply our available capital to the continued build-out of our network and the development of our business.

While we currently expect to complete the refinancing of our senior bank facility by the end of 2004 or early 2005, there can be no assurance that we will be able to achieve a refinancing of the senior bank facility on terms acceptable to us or at all. See “Risk factors—Risks Related to our Financial Profile—We may not generate sufficient cash flow to fulfill our debt obligations, including payments related to the multi-borrower credit facilities or the Note guarantees.”

Recapitalization and Extraordinary Income

Beginning in May 2002 and concluding in February 2003, we effected the cancellation of a significant portion of our Notes through a series of transactions between GCO, ONO Finance and us, as follows:

•                                    Between May and October 2002, GCO purchased, at a discount to par, approximately €155.0 million in aggregate principal amount of Notes in the open market;

•                                    On November 20, 2002, GCO announced a tender offer for the Notes, pursuant to which GCO acquired approximately €378.0 million in aggregate principal amount of Notes;

•                                    On February 13, 2003, GCO transferred approximately €503.0 million in aggregate principal amount of the Notes it had purchased (the “Purchased Notes”) to us for a total consideration of approximately €164.0 million. This consideration was comprised of: €47.4 million in cash (which we financed from an additional borrowing of €22.1 million under our Senior bank facility and €25.3 million in cash released from an escrow account related to the senior bank facility), €98.5 million from a loan from GCO (the “GCO Loan”), and the cancellation of a pre-existing loan to GCO from us; and

•                                    On February 13, 2003, we transferred the Purchased Notes to ONO Finance in exchange for a reduction in the principal amount due to ONO Finance under our multi-borrower credit facilities equal to the aggregate principal amount of the Purchased Notes. ONO Finance subsequently cancelled the Purchased Notes.

As a result of those recapitalization transactions, we recognized extraordinary income of €313.6 million during the year ended December 31, 2003.

Historical Cashflows

The following table sets forth our historical cashflows for each of the periods under review.

	Year ended December 31,
	2001	2002	2003
	(euro in millions)
Net cash provided/(used) by operating activities	(252.5)	(176.8)	49.7
Net cash used by investing activities	(372.1)	(256.6)	(195.0)
Net cash provided by financing activities	620.8	424.5	145.1

Net cash provided/(used) by operating activities.  Our net cash provided/(used) by operating activities has continuously improved in 2002 and 2003, mainly as a result of the improvement in our operating results. Though in 2002 and 2003 we incurred operating losses mainly due to the effect of depreciation and amortization and other non-cash charges, which do not affecting our net cash provided/(used) by operating activities.

In addition, in 2003 changes in our working capital provided additional cash from operating activities since the decrease in our operating liabilities was surpassed by the decrease in our operating assets. On the other hand, changes in our working capital in 2002 reduced the improvement of our net cash provided/(used) by operating activities, mainly due to the increase in our accounts receivable.

Net cash used by investing activities.  Cash outflows for investing activities declined during the year ended December 31, 2003 due to the €53.1 million decrease in capital expenditures during the year ended December 31, 2003 as compared to the year ended December 31, 2002.

Cash outflows for investing activities declined during the year ended December 31, 2002 due to the €108.0 million decrease in capital expenditures during the year ended December 31, 2002 as compared to the year ended December 31, 2001.

Net cash provided by financing activities.  Net cash provided by financing activities declined during the years ended December 31, 2003 and 2002 due to the enhancement of our cash provided by operating activities and the reduction in our capital expenditures that resulted in a decrease in total borrowings and the repayment of certain debt, including the repurchase of certain of the Notes.

Capital Expenditures

Our business is capital intensive. We incurred capital expenditures of €198.6 million, €251.7 million and €359.7 million, during the years ended December 31, 2003, 2002 and 2001 respectively. This capital expenditure was funded primarily from drawings under our senior bank facility, shareholder contributions and the proceeds of the 2011 Notes.

In 2004, we anticipate capital expenditure of between €200 million and €220 million. This amount is principally related to network build-out, set-top boxes and installations. A substantial portion of this capital expenditure relates to the discretionary extension of our network. In the short term, we believe we could defer a significant portion of these discretionary costs if liquidity were limited before significant network performance issues would arise. In the longer term, we would need to continue a certain level of investment to maintain the level of service and performance we seek to offer our customers.

Financing Arrangements

In addition to cash flow from our operating activities, our other sources of liquidity include short and long term debt facilities and cash on hand. As of December 31, 2003 our total indebtedness was approximately €1,065.7 million, of which €98.5 million was incurred under the GCO Loan. In addition, we had available but undrawn funds of approximately €186.7 million and cash on hand of approximately €1.3 million. We expect to incur additional indebtedness principally from drawdowns under the senior bank facility to fund net losses (including, as necessary, interest on the senior bank facility iteself) and the build-out of our networks. The following table sets forth amounts available to us but un-drawn as at December 31, 2003:

Source of financing	Amount available
(euro in millions)
senior bank facility	160.0
State subsidies	1.0
VAT discounting facility	0.3
Other short term credit facilities	25.4
Total amount available	186.7

As of December 31, 2003 we had drawn €515 million under our senior bank facility. As of January 1, 2004, the total principal amount available under the senior bank facility increased to €750.0 million. As of December 31, 2003 we had outstanding performance guarantees supported by letters of credit issued by a number of Spanish banks in the aggregate amount of €49.8 million. In addition, as of December 31, 2003 we had €5.6 million of short term credit lines and €26.1 million of subsidized loans from the Spanish authorities. Our outstanding financial debt as of December 31, 2003 and the maturity of that financial debt is summarized in the following table:

	Average
	interest
	rate	Maturity
	during						Subsequent	Total
Type of debt	2003	2004	2005	2006	2007	2008	years	debt
	(euro in millions)
Debt with credit entities
Senior bank facility(1)	5.82%	—	—	—	245.2	269.8	—	515.0
VAT discounting facility	3.37%	8.2	—	—	—	—	—	8.2
“La Caixa” loan	3.30%	1.7	—	—	—	—	—	1.7
Finance Leases	4.74%	0.2	—	—	—	—	—	0.2
Short term credit lines	3.48%	5.6	—	—	—	—	—	5.6
Total debt with credit entities		15.6	—	—	245.2	269.8	—	530.6

Other debt
Debt related to issues of Notes(2)		—	—	—	—	—	410.4	410.4
State subsidies		0.7	3.7	5.3	5.3	5.2	6.0	26.1
GCO Loan	7.5%	—	—	—	—	—	98.5	98.5
Total other debt		0.7	3.7	5.3	5.3	5.2	514.8	535.0
Total short and long term debt		16.3	3.7	5.3	250.6	274.9	514.8	1,065.7

(1)                           Maturity of the senior bank facility assumes that its €655 million Facility D is completely drawn at its final availability date.

(2)                           Debt related to issues of Notes denominated in USD have been converted applying the official exchange rate published by the ECB on December 31, 2003 of €1.00 = $1.2630

For additional information regarding the foregoing debt agreements see Item 10 “Additional Information—Material Contracts.”

C. Research and Development, Patents and Licenses

Our research and development activities involve the analysis of technological developments affecting our telephony, Internet and cable television services, the evaluation of existing service and sales and marketing techniques and the development of new sales and marketing and techniques. We have been granted research and development subsidized loans by the Ministry of Science and Technology (Ministerio de Ciencia y Tecnología) and CDTI (Centro para el Desarrollo Tecnológico Industrial) for the development of our broadband internet portal, our digital television platform, our IP network for video services, our digital television services and other research and development projects such as tele-medicine, tele-security and tele-sales platforms. Research and development costs are expensed as incurred and the related capital expenditures, to the extent they are used for our operations, are included in the relevant property, plant and equipment line item, as appropriate.

We do not have any material patents or copyrights nor do we believe that patents play a material role in our business. We own and have the right to use registered trademarks, which are of material importance to our business, including the “ONO” logo. We have also been granted concessions for our cable franchises in Spain. We incurred license costs in connection with these franchises that are recorded in our balance sheet as intangible assets. As of December 31, 2003, the net book value of these license costs was €5.6 million.

D. Trend Information

See “—Operating Results” and “—Liquidity and Capital Resources” for information on this item.

E. Off-Balance Sheet Arrangements

Currency Swap

In July 2002 the ONO Group entered into a swap agreement with Deutsche Bank as counterparty, to hedge 50% of the coupon payments on the principal amount originally issued of the 2011 USD Notes until their first call date in February 2006. The dollar to euro exchange rate resulting from the swap agreement is €1.00 = $0.9538 For more information and fair value analysis, see “Item 11—Quantitative and Qualitative Disclosure about Market Risk.”

Guarantees

We have secured guarantees from Spanish credit institutions that guarantee our compliance with specific network construction commitments under our cable television and telecommunications licenses as well as our repayment of the State subsidies. These guarantees were granted to, among others, the Spanish Ministry of Science and Technology, City Councils and other organizations. As of December 31, 2003 our guarantees amounted to €49.8 million, out of which €21.6 million were guarantees for the repayment of the State subsidies. As a result of the partial conversion of cable telecommunications licenses into telecommunications service licenses, €16.0 million of these guarantees were cancelled during the first quarter of 2004 and a further €1.8 million are expected to be cancelled during the second quarter of 2004.

F. Tabular Disclosure of Contractual Obligations

Our estimated contractual obligations (other than our outstanding financial debt discussed above) as of December 31, 2003, are shown in the table below:

	Payments due by period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(euro in millions)
Swap agreements(1)	17.9	0.9	—	—	18.9
Lease obligations	15.7	24.3	13.7	65.0	118.7
Purchase obligations	20.8	21.7	12.9	3.9	59.3
Equity Value Certificates	—	—	—	25.5	25.5
Total	54.4	46.9	26.6	94.4	222.2

(1)                           See “Off-Balance Sheet arrangements—Currency Swap” below.

A number of these contracts are subject to changes related to variables such as the length, price and payment conditions, inflation, foreign exchange rate variations, as well as other factors that may cause the amounts in the table above to vary.

Lease obligations

Lease obligations relate to operating leases including fiber-optic network leases from RENFE and Iberdrola, and office and network related real estate leases.

Purchase obligations

Purchase obligations principally relate to cable television programming purchase obligations, customer premise equipment purchase commitments and commitments with our network equipment and construction suppliers. These commitments include €24.8 million for the purchase of tangible assets.

Equity Value Certificates (“EVCs”)

In connection with the issue of the 2009 Notes and the 2011 Notes, ONO Finance issued EVCs. The EVCs entitle their holders to receive cash in an amount equal to the market value of a fixed number of our shares. The percentage of our share capital to which the holders of EVCs are entitled can be diluted under certain circumstances. The EVCs mature on May 31, 2009 and February 15, 2011. However, in certain circumstances (such as an initial public offering of Cableuropa) we may be required to redeem the EVCs prior to their maturity.

The EVCs are guaranteed on a senior subordinated basis by Cableuropa, which entered into a related EVC funding agreement with ONO Finance. Pursuant to the EVC funding agreements we received the net proceeds of the EVCs in return for our commitment to pay ONO Finance an amount at least equivalent to the amount payable by ONO Finance to the EVC holders at maturity.

At the time of each EVC issue and each EVC funding agreement, we accounted for a liability in an amount equal to the EVC proceeds received. The current value of the liability depends on the estimated market value of our shares, and accordingly the book value of these liabilities are subject to change. The resulting gain or loss in the book value of our EVCs is recognized as other financial income or expense in our profit and loss account. We value the EVCs at the end of each quarter and we recognize the gain or loss associated with the decrease or increase in the related liability as financial income or expense, as the case may be. As of December 31, 2003 the EVCs are valued at €25.5 million.

Effect of Inflation

We do not currently believe that our business will be affected by inflation to a significantly different extent than the general economy. However, we cannot assure you that inflation will not have a material adverse effect on our business in the future.

G. Safe Harbor

Forward-looking statements may not be realized.

This Annual Report contains forward-looking statements. These forward-looking statements include all matters that are not historical facts, including the statements under Items 3, 4 and 5 and elsewhere regarding future events or prospects. Statements containing the words “believe,” “expect,” “intend,” “anticipate,” “will,” “positioned,” “project,” “risk,” “plan,” “may,” “estimate” or, in each case, their negative and words of similar meaning are forward-looking statements.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual financial condition, results of operations and cash flows, and the development of the industry in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this offering memorandum. In addition, even if our financial condition, results of operations and cash flows, and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this offering memorandum, those results or developments may not be indicative of results or developments in subsequent periods. Important facts that could cause our actual results of operations, financial condition or cash flows to differ from our current expectations include, but are not limited to:

•    our continued and substantial net losses;

•    our ability to generate sufficient cash flow to fulfill our debt obligations;

•    our substantial leverage and ability to service our debts;

•    changes in the accounting standards under which we prepare our financial statements;

•    our failure to ensure sufficient access to premium programming;

•    difficulties we may encounter in integrating future acquisition targets and the extent to which it is necessary to devote significant management time and capital resources to any acquired business;

•    our reliance on others to provide us with mission critical hardware and software;

•    our ability to avoid unanticipated network downtime;

•    our failure to maintain and upgrade our network;

•    our failure to retain our key employees;

•    competition from other companies in our industry and our ability to retain or increase our market share;

•    the anticipated growth of the telecommunications, Internet access and cable television industries in Spain;

•    the effect of changes in the regulatory environment on the telecommunications and cable television industries in Spain;

•    restrictions and limitations on our activities contained in the agreements governing our debt;

•    our ability to access the financial markets in order to refinance our debt; and

•    general economic conditions and business condition in the markets served by us.

Consequently, our current business plans, anticipated actions and future financial condition, results of operations and cash flows, as well as the anticipated development of the industry in which we operate, may differ from those expressed in any forward-looking statements made by us.  These forward-looking statements are uncertain and we cannot assure you that any such statements will prove to be correct. Actual results and developments may be materially different from those expressed or implied by such statements. Readers should carefully review the other risk factors set forth in this section and the information under “Item 4 – Information on the Company”, “Item 5 – Operating and Financial Review and Prospects” and “Item 11 – Quantitative and Qualitative Disclosures about Market Risk” for a discussion of some of the factors that could affect our future performance and the industry in which we operate and which could result in any of these forward-looking statements proving to be inaccurate.

Apart from any requirements pursuant to the laws and regulations discussed above, we have no obligation to, and do not intend to, update publicly or revise any forward-looking statements in this Annual Report, whether as a result of new information, future events or otherwise. You are cautioned not to rely unduly on forward-looking statements when evaluating the information presented herein.

The risks described above and in “Item 3.D. Key Information—Risk Factors” are not exhaustive. We operate in a very competitive and rapidly changing environment. New risks, uncertainties and other factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Item 6.    Directors, Senior Management and Employees

A. Directors and Senior Management

Our directors and senior managers have had extensive experience in other telecommunications and related companies in the United Kingdom, the United States and Spain. Cableuropa was founded by Eugenio Galdón. Mr. Galdón was instrumental in the liberalization of the Spanish telecommunications and cable television markets and has managed several of Spain's largest media companies. Other key members of our management have extensive experience with other cable television and telecommunications companies in Spain and internationally.

All decisions regarding our business are made by the Board of Directors of GCO, our ultimate corporate parent.

Directors of GCO

The Directors of GCO are as follows:

Name	Age	Title	Member of Board of Directors since	Termination
Directors:
Eugenio Galdón(1)	53	Director and President	2002	2006
Richard Alden(2)	40	Managing Director	2002	2006
Peter Foley(2)	43	Director and Vice President	2003	2006
Jack McCarthy(2)	36	Director	2002	2005
David Brochet(2)	37	Director	2002	2005
Bhupesh Gupta(2)	45	Director	2004	2007
Matías Rodríguez Inciarte(3)	56	Director	2002	2005
Juan Carlos Muñoz(3)	37	Director	2002	2006
Nicolás Villén(4)	54	Director	2003	2006
Tomás Fuertes(5)	64	Director	2004	2007
José Luis Ulibarri(6)	49	Director	2004	2007
Leopoldo Calvo-Sotelo(7)	78	Director	2002	2005
Raimo Lindgren(7)	68	Director	2002	2005

(1)           Appointed as proposed by Grupo Multitel.

(2)           Appointed as proposed by Spaincom.

(3)           Appointed as proposed by Banco Santander Central Hispano (SCH).

(4)           Appointed as proposed by Ferrovial.

(5)           Appointed as proposed by VAL Telecomunicaciones.

(6)           Representing Sodinteleco.

(7)           Independent director.

Eugenio Galdón is the founder of Cableuropa, the Chairman of the Board and President of Cableuropa. He is also Chairman of the Board and President of GCO representing Multitel. Between 1973 and 1982, Mr. Galdón occupied several senior positions in the Spanish government including Chief of Staff to the President of the Government of Spain. From 1983 until 1991, Mr. Galdón managed different media companies, including the radio networks COPE and the radio and television programming and broadcasting division of the PRISA Group. Since 1992, Mr. Galdón has been President and majority shareholder of Multitel, a holding company he founded in order to invest in the media and telecommunications industry in Spain. Mr. Galdón has represented Multitel as a Director of Cableuropa since December 1997.

Richard Alden is an Executive Director and the Chief Executive Officer of Cableuropa since 2000. Mr. Alden is also Managing Director of GCO, appointed by Spaincom, and of most of our subsidiaries (representing Cableuropa). From 1994 to 1998, Mr. Alden worked for Groupe Videotron, Canada’s second largest cable operator, in a number of senior finance positions at Videotron U.K. and subsequently at Groupe Videotron’s microwave-based cable and telephone business in the United States. Mr. Alden joined Cableuropa in February 1998 as Chief Financial Officer.

Peter Foley was appointed a Director of GCO in 2003 by Spaincom. Mr. Foley is Managing Director and Head of Organisation for GE Commercial Finance’s Global Media & Communications Team, and has 15 years experience in the media and telecommunications industries. Prior to joining General Electric in 1997, Mr. Foley worked for Toronto Dominion Bank (TD). During his career at TD, he held senior positions in the Communications Finance and Risk Groups in the US and Europe. Mr. Foley received a BS in Management from the Boston College.

Jack McCarthy, as appointed by Spaincom, was a permanent observer to the Board of Cableuropa from 1997 through to May 2000, at which time he joined the Board as a Director. He was appointed a Director of GCO in February 2002. Since joining BA Capital Partners in 1995, Mr. McCarthy has led investments across the European continent in the industrial growth, financial services, telecommunications and business services sectors. Mr. McCarthy joined the group as a founding partner in 1995, having previously been with the investment banking affiliates of Bank of America and Continental Bank where from 1990 he focused on financial advisory, M&A, and capital raising mandates.

David Brochet, as appointed by Spaincom, has been a Director of GCO since March 2002. Prior to his appointment as director of GCO, Mr. Brochet had been a permanent observer to the Board of Directors of Cableuropa since February 2001. He is a member of the Quebec Engineers Association and a Chartered Financial Analyst (CFA). Mr. Brochet joined CDP Capital Communications in October 1998 and is now responsible for telecommunications investments in Europe.

Bhupesh Gupta was appointed a Director of GCO in March 2004 by Spaincom. Mr. Gupta is Managing Director, Global Communications & Media for GE Corporate Financial Services. He has over 20 years of experience in finance of which the last seven have been in the media and telecommunications industry in Europe and Asia. Prior to joining GE in 1994, Mr. Gupta worked for Bank of America as Vice President, Corporate Finance. He is a Chartered Accountant, has a Bachelor of Law degree and practiced as an accountant and consultant prior to joining Bank of America.

Matías Rodríguez Inciarte as appointed by SCH, was also a Director of Cableuropa from December 1997 through February 2002. After serving in the Spanish cabinet as Minister of Presidence (Ministro de la Presidencia), Mr. Rodríguez Inciarte joined Banco Santander in 1983 where he became Second Vice Chairman. After the merger with BCH, Mr. Rodríguez Inciarte was appointed Vice Chairman of SCH and Executive Chairman of its Delegate Credit Committee. In addition, Mr. Rodríguez Inciarte is chairman of Santander-Met, an insurance holding group, and a member of Banesto’s board of directors.

Juan Carlos Muñoz, as appointed by SCH, has been Director of GCO since January 2002. He is currently in charge of telecommunications investments in SCH’s industrial group. Before joining SCH, he headed the Infrastructure area and worked as Account Manager of Corporate Banking for international telecommunications groups. He also spent four years working in the Corporate Finance department of Central Hispanoamericano Investment Banking.

Nicolás Villén, as appointed by Grupo Ferrovial, has been Director of GCO since 2003. He is currently Chief Economical-Financial Officer of Grupo Ferrovial. He was previously Chief Executive and Operating Officer of Midland Montagu Ventures, Chief Executive Officer and International Vicepresident of Smith Kline & French, Chief Financial Officer and Sales Manager of Abbot Laboratories and he assumed the responsibility for financial affairs in Corning Glass Works.

Tomás Fuertes was appointed a Director of GCO in March 2004 by VAL Telecomunicaciones. Mr. Fuertes is the owner of El Pozo holding company and is the president of the Fuertes Group and is also a member of the Executive Committee of the Region of Murcia Confederation of Entrepreneurs. Mr. Fuertes has a degree in Executive Business Management from the University of Murcia, and has also been awarded a diploma in Business Management by the Ministry of Economy.

José Luis Ulibarri, representing Sodinteleco since March 2004, is the president of the Begar Group, formerly one of the main shareholders of Retecal. He has also been the president of Retecal since its incorporation in 1997. Mr. Ulibarri has over 20 years experience in the media and telecommunications industries. He is the president of Castilla y León Radio, which has six broadcast stations in the Castilla y León Radio region, and of Televisión de Castilla y León, which holds 18 local broadcast channels.

Leopoldo Calvo-Sotelo became an independent Director of Cableuropa in November 2000. Mr. Calvo-Sotelo is also an independent Director of GCO. Mr. Calvo-Sotelo was President of the Spanish Government from 1981 to 1982 and a member of the European Parliament from 1983 to 1987. He held senior positions in Unión Española de Explosivos, RENFE, Banco Urquijo, Banco Central Hispano, and the Ortega y Gasset Foundation. He is also a member of the board of directors of Unión Fenosa.

Raimo Lindgren became an independent Director of Cableuropa in November 2000. Mr. Lindgren is also an independent Director of GCO. Mr. Lindgren was President of Ericsson de Colombia from 1979 to 1983, and was subsequently President of Teleindustria Ericsson. From 1989 to 1999, he was President of Ericsson España and Ericsson Chile.

Directors of Cableuropa

The Directors of Cableuropa are as follows:

Name	Age	Title	Member of Board of Directors since	Termination
Eugenio Galdón(1)	53	Director and President	1997	2006
Richard Alden(1)	40	Managing Director	2000	2006
Nicolás Villén(2)	54	Director	2003	2006
Leopoldo Calvo-Sotelo(3)	78	Director	2000	2005
Raimo Lindgren(3)	68	Director	2000	2005

(1)           Executive director.

(2)           Appointed by the shareholders of GCO.

(3)           Independent director for the purposes of the Indentures.

Directors’ Other Activities

The following table sets forth certain outside activities undertaken by GCO directors:

Name	Main Activities outside of the ONO Group
Eugenio Galdón	President of Grupo Multitel, S.A.
Peter James Foley	Managing Director and Group Leader of the GE Structured Finance (GESF) Global Communications Team
Jack McCarthy	Managing Director of Bank of America Capital Partners Europe
David Brochet	Responsible for CDP Capital Communications, telecommunications investments in Europe
Bhupesh Gupta	Managing Director, Global Communications & Media for GE Corporate Financial Services
Matías Rodríguez Inciarte	Vice Chairman of SCH, Chairman of Santander-Met and Member of the Board of Banesto
Juan Carlos Muñoz	Responsible for telecommunications investments in SCH’s industrial group
Nicolás Villén	Chief Economical-Financial Officer of Grupo Ferrovial, S.A.
Tomás Fuertes	Owner of El Pozo holding company, president of the Fuertes Group and member of the Executive Committee of the Region de Murcia Confederation of Entrepreneurs
José Luis Ulibarri	President of Begar Group, Retecal, Castilla y León Radio and Televisión de Castilla y León
Leopoldo Calvo-Sotelo	Member of the Board of Directors of Unión Eléctrica Fenosa
Raimo Lindgren	Member of the board of Directors of Ericsson España, S.A.

B. Compensation

The amount accrued to members of the Boards of Directors of Cableuropa and GCO for fees and other remuneration, including executive remuneration, totaled €1.2 million in 2003. In addition, at December 31, 2003 the members of the Board of Directors of Cableuropa and of GCO listed above had 4,760,019 options within the framework of the Stock Option Plan. There are no service contracts or severance benefits for any of our directors with GCO or the ONO Group upon termination of employment (other than service contracts customarily provided with respect to directors).

In 2003 we launched an Incentive Plan aimed to attract and retain certain key employees and managers. The eligible employees have the right, subject to certain conditions, to receive an extraordinary bonus, with a vesting period of approximately three years. The terms of the plan provide for accrual of annual bonuses from 2003 to 2006 based on individual and ONO Group performance. The bonuses are payable beginning in 2006 and continuing through 2009 in annual installments corresponding to the amount accrued three years earlier. The accrued provision as of December 31, 2003, amounting to €2.1 million, relates to the contributions vested up to the balance sheet date.

Stock Option Plan

We have an executive fidelity option plan which includes certain current and former Directors and members of senior management and other key employees of the ONO Group. Our Board of Directors may amend the plan at any time. The terms of the plan provide for phantom options, pursuant to which participants have been granted rights that, when exercised, will entitle them to a cash sum equivalent in value to the increase in the value of Cableuropa’s or GCO’s share price between the date of the grant and the date of exercise. The options referenced to the share value of Cableuropa vest in three installments, with one-third of the options vesting 42 months after the date of grant and the remaining portion vesting in two equal annual installments thereafter. The plan has an initial life of ten years. In 2003, certain directors, former directors and executives of the ONO Group were granted options referenced to the value of GCO shares.

C. Board Practices

As part of the ONO Group reorganization, on January 2, 2002 the Remuneration and Appointments Committee and the Audit and Compliance Committee in Cableuropa were disolved and the Board of Directors of GCO established two corresponding committees that have the same functions that those corporate bodies previously had in Cableuropa.

Administration Agreement

On March 30, 2002, Cableuropa signed an Administration Agreement with GCO which was amended on March 28, 2003. Pursuant to this Administration Agreement, the GCO Board of Directors must approve all significant decisions affecting the business and corporate affairs of the ONO Group. In addition, GCO appoints the directors to the Cableuropa Board of Directors, consisting of two executive directors, two independent directors and a director representing the shareholders of GCO. Cableuropa’s managing director, and president if necessary, executes all decisions that are not subject to a formal approval by the Cableuropa Board of Directors. In addition, GCO’s Auditing and Compliance Committee shall act as Cableuropa’s Auditing and Compliance Committee for the purposes of Sarbanes-Oxley act.

Remuneration and Appointments Committee

GCO’s Remuneration and Appointments Committee is comprised of five members of its Board of Directors, although only four members have been currently appointed. Its purpose is to oversee the ONO Group’s remuneration, recruitment and human resource policies. Decisions taken by this committee are then recommended to the Board of Directors of GCO for their approval or amendment.

The following table shows the members of GCO’s Remuneration and Appointments Committee:

Name	Title
Jack McCarthy	President
Peter Foley	Member
Juan Carlos Muñoz	Member
Leopoldo Calvo-Sotelo	Member
Mariona Roger	Secretary
Eugenio Galdón	Observer
Richard Alden	Observer
Hermenegildo Simón	Observer

Audit and Compliance Committee

GCO’s audit and compliance committee is comprised of five members of its board of directors. It meets regularly and its purpose is to oversee the ONO Group’s internal controls and audit policies, among others. Decisions taken by this committee are then recommended to the Board of Directors of GCO for their approval or amendment.

The following table shows the members of GCO’s Audit and Compliance Committee:

Name	Title
Juan Carlos Muñoz	President
Peter Foley	Member
David Brochet	Member
Nicolás Villén	Member
Raimo Lindgren	Member
Mariona Roger	Secretary
Eugenio Galdón	Observer
Richard Alden	Observer
Hermenegildo Simón	Observer

The GCO Audit and Compliance Committee now undertakes the functions previously undertaken by the Audit and Compliance Committee of Cableuropa. As a result, we have no separate audit committee.

Senior Management

The following table contains a description of certain members of our senior management team.

Name	Age	Title	Member of Management Since
Richard Alden	40	Chief Executive Officer	1998
Michael Vorstman	39	Chief Financial Officer	1998
Philip Blanchette	55	Chief Operating Officer—Operations	2001
Fernando Ojeda	42	Chief Operating Officer—Customers and Services	2004
Graciela Iriarte	42	Resources	2001
Mariona Roger	42	Company Secretary and Director of Legal Services	1997
Jonathan Cumming	36	Group Treasurer	2000
Enrique Iglesias	48	Marketing and Sales	1999
Fernando Martínez de Guinea	41	Controller	2004
Ignacio Rebollo	40	Large Businesses Division	1998
Hermenegildo Simón	36	Internal Audit	1998
Sylvia Carrasco	43	Communication	2001
David Cox	38	Projects and Quality	2000
Juan Luis Ros	45	Regional Director—Mediterranean Cluster	1998
Francisco Martínez	47	Regional Director—Southeast Cluster	1995
Enrique Presa	37	Regional Director—Andalucia Cluster	2000
Rafael Sánchez	54	Regional Director—North Cluster	2003

Set forth below are the biographies of each of these senior managers:

Michael Vorstman is our Chief Financial Officer. From 1988 to 1992 Mr. Vorstman held a number of senior positions at AT&T companies in Spain such as Lucent Technologies, AT&T Network Systems and Unisource NV. Mr. Vorstman joined Cableuropa in July 1998 as the Treasurer and was appointed Chief Financial Officer in May 2000.

Philip Blanchette is our Chief Operating Officer. Mr. Blanchette joined Cableuropa from NC Numericable, the second largest cable operator in France, where he was Chief Operating Officer. Previously, Mr. Blanchette held various senior positions in telecommunications operators around the world such as Global Telesystems Group.

Fernando Ojeda is our Chief Operating Officer for Customers and Services. Prior to joining Cableuropa in March 2004, Mr. Ojeda was Chief Executive Officer of Cadbury Dulciora. He has also been Chief Executive Officer of Bahlsen Group in Italy, after holding the General Manager and the Manager of Sales and Marketing positions at this company.

Graciela Iriarte joined Cableuropa in October 2001 as Resources Director. From July 1998 until the commencement of her employment with Cableuropa, Mrs. Iriarte was the Executive Senior Manager of Human Resources at Uni2. Mrs. Iriarte has also held various senior positions in Banco Santander and Pharmacia-Upjohn.

Mariona Roger is our Company Secretary and Director of legal services. She joined Cableuropa in August 1997, from Multitel where she was Company Secretary and Director of Legal Services from 1995. During her professional career, she has worked as a professor in institutions such as the “University of Barcelona” and the “Instituto de Empresa” in Madrid. She is a member of ASTEL (“Asociación de Empresas Operadoras y de Servicios de Telecomunicaciones”) where she was the president for the years 1999 and 2000.

Jonathan Cumming is our Group Treasurer. Prior to joining Cableuropa in May 2000, Mr. Cumming held a number of positions in the Barclays Group both in Spain and in the United Kingdom. Latterly, he worked in the investment banking division with the responsibility for the bank’s telecommunications financings in Spain and Portugal. Mr. Cumming is a graduate of Cambridge University.

Enrique Iglesias is Director of Marketing and Sales. Mr. Iglesias joined Cableuropa in May 1999 as our Marketing and Sales Senior Manager for the Residential Market. From 1986 to 1993 Mr. Iglesias was Chief Operating Officer for Investrónica, S.A. Between 1994 and 1998, he was Chief Operating Officer for the personal computers division in Digital Equipment Corporation in Spain.

Fernando Martínez de Guinea is our Controller. Prior to joining us in February 2004, Mr. Martínez de Guinea was Senior Director of the audit and consulting Telecommunications and Media Groups in Andersen. As part of his responsibilities in Andersen, Mr. Martínez de Guinea headed the practice for the Spanish cable sector. He previously held different consulting and technical positions in Iberdrola.

Ignacio Rebollo joined Cableuropa, in October 1997 to take responsibility for our franchise bids. From 1998 to 2000 Mr. Rebollo was Regional Director in our North Cluster. In that year, he assumed the responsibility for Business Development and subsequently for Strategic Marketing and Interconnection. Since 2002, Mr. Rebollo has been the Director responsible for our Large Business Division. Before joining Cableuropa, he worked for the telecommunication division of the sales area at 3M and as Sales Senior Manager for Spain and Portugal at Scientific-Atlanta.

Hermenegildo Simón joined Cableuropa in December 1998, as Director of Internal Audit. Before joining Cableuropa, Mr. Simón held several financial positions in Telefónica Sistemas where he had responsibility for the Economical Control of Projects. Mr. Simón was also previously CFO of Intrum Justitia Ibérica, S.A.

Sylvia Carrasco is our Director of Communications. Before joining Cableuropa in January 2001, Mrs. Carrasco was the Director of the Press Cabinet for the European Affairs Secretary of State in Spain. Previously, Mrs. Carrasco worked for EFE Agency in Paris, for Reuters in Madrid and as correspondent in Spain for the French publication “La Tribune de L’Economie.”

David Cox is our Director of Projects and Quality. Mr. Cox joined Cableuropa in 2000 as the manager in charge for Projects in our former Internet subsidiary ONOLab. Previously, he was responsible for the NatWest Bank systems infrastructure development in Madrid. He started his professional career as a chartered accountant in Touche Ross.

Juan Luis Ros is our Regional Director for the Mediterranean Cluster. Mr. Ros participated in our operating launch of the Cádiz franchise in 1998. Mr Ros was our Regional Director for the Andalucía Cluster until 2001, at which time he took responsibility for the Mediterranean Cluster. Before joining Cableuropa, Mr. Ros was responsible for the development of local television networks in Spain.

Francisco Martínez is Regional Director for our Southeast Cluster. Mr. Martínez joined Cableuropa in 1995. Previously, Mr. Martínez worked as a Chief Executive of the Business-University Foundation of Murcia and was General Director of the Business School of Murcia.

Enrique Presa has been our Regional Director for our North Cluster since 2003. Mr. Presa joined Cableuropa in 2000 as sales director for our North Cluster. Before joining Cableuropa, Mr. Presa was the Sales Director for Digital in Madrid, and for Compaq in the North of Spain.

Rafael Sánchez has been our Regional Director for the Andalucía Cluster since September of 2003. Mr. Sánchez joined Cableuropa in 1998 as the sales director of our Andalucía cluster. Prior to joining Cableuropa, Mr. Sánchez held various senior positions in the commercial and management areas of IBM, and as a consultant in the governmental department of Information and Communications Technologies.

D.          Employees

Employees

During the year ended December 31, 2003, we had an average of 1,753 fixed and temporary full time employees, an increase of 88 as compared to the 2002 average. Most of our employees are covered by the cable industry collective bargaining agreement.

In September 2002, we reached an agreement with our employees and the Spanish authorities for a regulated reduction of the workforce of up to 400 employees by the end of 2003, affecting all of our areas and professional categories. Under this agreement, 322 employees had been made redundant by the end of 2003.

In 2001, 2002 and 2003, our average number of employees was as follows:

	Year ended December 31,
	2001	2002	2003
Executives	65	59	49
Non-Executives	1,731	1,606	1,704
Total	1,796	1,665	1,753

E.           Share Ownership

Currently none of our directors and members of our administrative, supervisory or management bodies directly holds any ordinary shares of Cableuropa or GCO.

Item 7.    Shareholders and Related Party Transactions

A.          Shareholders

Cableuropa Shareholders

As of December 31, 2003, our authorized share capital was €484,662,719 consisting of 484,662,719 ordinary shares, of €1.00 par value each. All of our ordinary shares are held by GCO, our sole shareholder.

GCO Shareholders

In February 2004, GCO completed the acquisition of 60.99% of Retecal, the cable operator for the region of Castilla y León, in exchange for approximately 8.35% of the share capital of GCO, on a post acquisition basis. Following the Retecal acquisition, GCO’s shareholders are as follows:

Name and address of Beneficial Owner	Total percentage of Ordinary Shares Beneficially Owned over total capital	Total percentage of Non-voting Shares Beneficially Owned over total capital	Total percentage of Shares Beneficially Owned over total capital
Spanish Telecommunications Limited S.à.r.l.	40.36%	0.00%	40.36%
23A, rue N.S. Pierret, City of Luxembourg, Grand Duchy of Luxembourg
GE Structured Finance, Inc.	0.00%	2.87%	2.87%
1209 Orange Street, Wilmington, Delaware 19801, United States of America
BAS Capital Funding Corporation	0.00%	1.30%	1.30%
231 South LaSalle Street, Chicago, IL 60697, United States of America
Capital Communications CDPQ, Inc.	0.00%	1.29%	1.29%
Centre CDP Capital, 1000, Place Jean-Paul-Riopelle, Montreal, Québec H2Z 2B3 (Canada)
Banco Santander Central Hispano, S.A.	15.63%	2.69%	18.32%
Paseo de Pereda, 9-12, Santander, Spain
Grupo Ferrovial, S.A.	8.50%	1.27%	9.76%
Príncipe de Vergara, 135, 28002 Madrid, Spain
Grupo Multitel, S.A.	8.48%	0.22%	8.70%
Pedro Muñoz Seca 4, 28001 Madrid, Spain
VAL Telecomunicaciones, S.L.	8.64%	0.41%	9.05%
Pedro Muñoz Seca 4, 28001 Madrid, Spain
Sodinteleco, S.L.	8.35%	0.00%	8.35%
Francisco Hernández Pacheco 14, Valladolid, Spain
Total	89.95%	10.05%	100.00%

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

•      The Caisse de dépôt et placement du Québec is a financial institution that manages funds for public and private pension and insurance funds. Through certain subsidiaries, the Caisse offers private investment funds and real estate management services to external institutional investors. The leading institutional fund manager in Canada, the Caisse invests in the main liquid markets as well as in private equity and real estate.

Banco Santander Central Hispano.  Banco Santander Central Hispano, S.A., is Spain’s leading financial institution, offering a full range of banking services to individual and corporate customers. Banco Santander Central Hispano has contributed the shares it holds in GCO, in addition to the shares it holds in other companies, to a wholly-owned Spanish vehicle, Cántabra de Inversiones, S.A.

Grupo Ferrovial.  Ferrovial Telecomunicaciones, S.A., is a subsidiary of Grupo Ferrovial, S.A., an internationally diversified Group whose main line of business is construction but is also active in water treatment and supply, infrastructure development, such as urban parking, highway and airport managements and real estate and urban services.

Grupo Multitel.  Grupo Multitel, S.A. is a holding company which was incorporated to provide support in the definition, launching, management and control of telecommunications and media projects in Spain. In 1992, Grupo Multitel was the first company to launch cable activities in the deregulated telecommunications market in Spain and has since then acquired significant experience in the sector. The shareholders of Grupo Multitel include Eugenio Galdón, the President of Cableuropa, who holds a majority equity interest; ETMF II, an investment fund specialized in media and telecommunications investments, sponsored by BNP Paribas, Omega Capital, a Spanish investment company with interests in various sectors; and JP Morgan Capital Partners.

VAL.  VAL Telecomunicaciones, S.L. is a holding company owned by most of the former minority shareholders of our subsidiaries and Grupo Multitel, which is the largest single shareholder of VAL Telecomunicaciones, S.L. These shareholders consist primarily of regional financial institutions, regional newspapers and local businesses.

Sodinteleco.  Sodinteleco, S.L. became a shareholder of GCO, after GCO’s purchase of 60.99% of Retecal. Sodinteleco is a holding company owned by most of the former shareholders of Retecal including: Caja España, Grupo Begar, Caja Segovia and Caja Ávila. These shareholders consist primarily of regional financial institutions, construction companies and local businesses.

Description of GCO’s Shareholders’ Agreement

GCO’s shareholders entered into a shareholders’ agreement, dated February 9, 2004, which addresses matters relating to our corporate governance, including the election of the GCO Board of Directors, managing director and other senior managers of the ONO Group, major corporate decisions, and change of control issues.

The shareholders’ agreement provides that GCO’s Board of Directors will consist of thirteen directors, with five directors appointed by Spaincom (or by Spaincom’s shareholders), including the managing director, two directors appointed by Banco Santander Central Hispano, one director appointed by Multitel, one director appointed by Ferrovial, one director appointed by VAL Telecomunicaciones, one director appointed by Sodinteleco, and two independent directors to be nominated by the shareholders.

Certain corporate decisions require the favorable vote of the holders of at least 2/3 of GCO’s voting shares, or the prior consent of at least eleven of its directors. While the GCO Board of Directors may delegate many of its powers to the managing director, certain actions will require the prior approval of the Board of Directors and, in some cases, the approval of GCO’s or Cableuropa’s President, as applicable.

Change of Control

Each of GCO’s current shareholders has agreed to launch an offer to the remaining shareholders for the acquisition of the total share capital of GCO if, either directly or indirectly, if any such shareholder acquires or control 50% or more of GCO’s shares or voting rights.

The parties to the shareholders’ agreement expressly agree that the shareholders’ agreement takes precedence, between the parties, over the bylaws. The shareholders’ agreement expires at the earlier of June 30, 2004 and a change of control as a result of a public offer for the acquisition of GCO’s total share capital.

B.          Related Party Transactions

We pursue transactions with certain related parties or our affiliates (as defined in the U.S. Securities Act) from time to time and in the ordinary course of our business. All such related party transactions are approved or ratified by our board of directors and we believe that such transactions are based on terms at least as favorable as terms offered by unrelated parties. Set forth below is a list of our related party transactions:

•      We maintain primary bank accounts with Banco Santander Central Hispano and lease vehicles and purchase computer equipment from affiliates of Banco Santander Central Hispano, and General Electric.

•      We have contracted with Ferrovial, among others, for the construction and delivery of our networks.

•      Bank of America International Limited is one of the arrangers of our senior bank facility and is one of the providers of the foreign currency swap entered into on May 18, 2000.  Affiliates of Bank of America have acted as managers with respect to the offerings of Notes.

•      Caisse de dépôt et placement du Québec, is one of the lenders under our senior bank facility.

•      GCO’s shareholders’ agreement governs the relationship between GCO and its shareholders, but also has provisions affecting Cableuropa and its subsidiaries.

•      We intend to enter into shared service agreements with Retecal in order to capture economies of scale and aggregate buying power. Such agreements will be approved or ratified by our board of directors on the basis that they are on terms at least as favorable as terms offered by unrelated parties. In addition, we have entered into agreements with Retecal in the ordinary course of our business. These agreements were concluded prior to the acquisition of Retecal by GCO.

C.          Interests of Experts and Counsel

Not applicable.

D.          Sarbanes-Oxley Act of 2002

As ONO Finance PLC has, to the best of our knowledge, fewer than 300 U.S. security holders, it is not considered an “Issuer” for purposes of the Sarbanes-Oxley Act. Therefore, the majority of the provisions of the Sarbanes-Oxley Act do not apply to Cableuropa. However, Cableuropa is obligated under the indentures relating to its Notes guarantees to file annual reports in accordance with the requirements of Form 20-F. Therefore, although Cableuropa is not statutorily obligated to comply with certain provisions of the Sarbanes-Oxley Act, it has complied with those provisions that relate to the filing of its Form 20-F.

Item 8.    Financial Information

A.          Consolidated Statements and Other Financial Information

For our financial information, please see the section entitled “Item 18—Financial Statements.”

B.          Significant Changes

For information on significant changes, please see the section entitled “Item 18—Financial Statements.”

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

Holders of ordinary shares are not entitled to a minimum dividend.  Dividends on the ordinary shares will be paid on the terms established for any particular dividend. All of the outstanding shares of Cableuropa are ordinary shares.

General Shareholders’ Meetings

Our ordinary general shareholders’ meeting must be held at least once a year within six months of the end of each fiscal year on a date fixed by the Board of Directors.

An extraordinary general shareholders’ meeting may be called from time to time by the Board of Directors at its discretion or at the request of shareholders representing at least 5% of our share capital.

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

Any ordinary share may be voted by proxy.  Proxies, which are revocable, must be in writing to natural persons, and are only valid for a single shareholders’ meeting.

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

Resolutions taken by a general shareholders’ meeting are binding upon all shareholders.  In certain circumstances, Spanish corporate law gives dissenting or absent shareholders the right to challenge resolutions.  In certain specific circumstances (such as change of corporate purpose or change to particular corporate forms), shareholders may have the right to have their ordinary shares redeemed by us at prices determined in accordance with an established formula. These rights are not applicable in the case of the sole shareholder decisions.

Under Spanish corporate law, shareholders who voluntarily aggregate their ordinary shares have the right to appoint a corresponding proportion of the members of the board of directors.  Shareholders who exercise this right may not vote on the appointment of other directors.  None of our directors as of the date of this Annual Report have been appointed by these means.

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

Regulations in addition to those described above apply to investments in certain specific sectors, including air transport, radio and television.

Exchange Control Regulation

Receipts, payments or transfers between non-residents and residents of Spain must be made through registered entities such as banks and other financial institutions duly registered with the Bank of Spain and/or the Spanish Securities Market Commission or through bank accounts opened with foreign banks or foreign branches of such registered entities, or in cash or by check payable to bearer.  All receipts, payments or transfers which exceed €6,000 if made in cash or by check payable to bearer, must be reported to the Spanish exchange control authorities.  All receipts, payments or transfers which exceed €12,500, if made through a registered entity, must also be reported to the Spanish exchange control authorities.

Except as stated above, official consent is not required under Spanish law or regulations for any foreign investment in ordinary shares.

Pre-emption Rights and Increase of Share Capital

Pre-emption Rights

Pursuant to Spanish corporate law, shareholders and holders of convertible bonds have pre-emption rights to subscribe for any new ordinary shares issued by us and for bonds convertible into ordinary shares.  However, a resolution passed at a general shareholders’ meeting may waive such pre-emption rights.  Our bylaws provide that the general shareholders’ meeting may, upon passing a resolution approving a capital increase or an issue of fixed income convertible securities, agree to waive totally or partially the pre-emption rights attributable to shareholders and holders of convertible bonds.  Pre-emption rights may be waived under special circumstances if preceded by a shareholders’ resolution in accordance with Article 159 of Spanish Corporations Act (Texto Refundido de la Ley de Sociedades Anónimas).

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

C.          Material Contracts

Set forth below is a description of our material contracts.  In addition to these material contracts, in the ordinary course of our business, we are party to a number of agreements with, among others, construction, equipment and programming suppliers.

The Senior Bank Facility

On August 8, 2001, the ONO Group, as guarantors and borrowers, entered into an agreement with a series of international banks as arrangers of a senior bank facility to provide financing of up to €800 million to fund our network construction, capital expenditure and working capital requirements. On February 13, 2003 the parties amended the facility to, among others, reduce the total amount available to €750 million, obtain the arrangers’ approval of a new business plan, amend certain financial covenants, and impose a new covenant on capital expenditure. The description that follows is of the amended facility.

Under the senior bank facility agreement, the borrowers must fulfill a number of conditions to borrowing availability, including certain representations and warranties, one of which is the absence of material adverse changes in the business condition or operating results of any member of the ONO Group. No assurance can be given that such conditions to borrowing will be fulfilled or that funds under the facility agreement will be made available to us. As of December 31, 2003, we had a balance of €515 million under the facility.

The Facility

In general terms, the facility is intended to finance the construction, capital expenditure and working capital needs of the borrowers’ telecommunications business in accordance with the agreed business plan. There are five separate tranches to the facility:

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

Interest/Fees.  The senior bank facility bears interest at a floating rate determined by reference to EURIBOR plus a margin. The margin on Facility C is 4.50 per cent per year. The margin on the other facilities is between 1.00 per cent and 3.25 per cent per year depending on the ratio of group total indebtedness to consolidated annualized EBITDA. The currently applicable margin is 3.00%. The interest payments are subject to increase to compensate lenders for any additional cost of compliance with the requirements of the Bank of England, the Financial Services Authority or the European Central Bank.

The senior bank facility includes a commitment fee, payable quarterly in arrears on the undrawn amount of the senior bank facility, facility agent and security agent fees.

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

Security Interests.  As security for the senior bank facility, the lenders thereunder have been granted a first-ranking security interest in:

•      Cableuropa’s own shares and the shares of its subsidiaries; and

•      material assets of the ONO Group to the extent that this can be granted, including material contracts, intra-group loans, bank accounts, insurance policies, and intellectual property.

The granting of these security interests is a condition precedent for availability. The senior bank facility requires that any future assets that are material to each cable telecommunications network or other telecommunications business or any assets with an individual replacement value above €5 million are secured in favor of the secured creditors.

Guarantees.  Each member of the ONO Group has jointly and severally guaranteed all amounts owed under the senior bank facility on a senior basis.

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

•      financial and performance covenants, including maximum total capital expenditure, maximum total group senior debt to consolidated annualized EBITDA, maximum group total indebtedness to consolidated annualized EBITDA, minimum EBITDA to senior interest expense and minimum EBITDA to total interest expense;

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

In addition, as part of our Recapitalization, the senior bank facility was amended to permit us to enter into the GCO Loan and borrow €98.5 million from GCO and to borrow an additional €22.1 million under the facility, in each case, in order to finance the acquisition of Notes from GCO (which were immediately cancelled).

The Value Added Tax (VAT) Discounting Facilities

In June 2003, we entered into a €8.5 million VAT discounting facility with a group of Spanish institutions led by Unicaja, the principal savings bank in Andalucía. VAT refunds in Spain are generally received six months or more after the end of the year for which the VAT refund is due. These facilities are secured by a pledge over the VAT receivable from the Spanish tax authorities and over the account to which the VAT refunds are to be credited and will allow us access to the VAT refund at an earlier time. Borrowings under the VAT discounting facilities are limited to the extent of the minimum of 95% of our receivables from the Spanish government or €8.5 million. The facilities are paid off at the earlier of (i) the receipt of the VAT refund, or (ii) December 31 in the year after which the facilities were granted.

2009 Notes

ONO Finance completed an offering of high yield Notes in May 1999. ONO Finance issued 275,000 dollar and 125,000 euro denominated units. Each dollar unit consisted of one $1,000 principal amount 13% note due 2009 (the “2009 USD Notes”) and one dollar equity value certificate which originally evidenced the right to receive the cash value of 13.82121693 shares of Cableuropa in dollars, considering €1.00 par value shares, subject to adjustment in certain circumstances. Each euro unit consisted of one €1,000 principal amount 13% note due 2009 (the “2009 EUR Notes” and together with the 2009 USD Notes, the “2009 Notes”) and one euro equity value certificate which originally evidenced the right to receive the cash value of 14.67260467 shares of Cableuropa in euro, considering €1.00 par value shares, subject to adjustment in certain circumstances. The 2009 Notes were guaranteed on a senior subordinated basis by Cableuropa and our subsidiaries.

As the result of our recapitalization, there is currently $92,098,000 in principal amount outstanding with respect to the 2009 USD Notes and €45,628,000 in principal amount outstanding with respect to the 2009 EUR Notes. Interest on the 2009 Notes is paid semi-annually on May 1 and November 1 of each year. The 2009 Notes are redeemable, at ONO Finance’s option, in whole or in part, at any time on or after May 1, 2004, at 106.5% of their principal amount, plus accrued interest, declining to 100% of their principal amount, plus accrued interest, on or after May 1, 2007. The 2009 Notes are senior unsecured obligations of ONO Finance and will rank junior to all of its future secured indebtedness and equally with all of its future senior unsecured indebtedness and senior to any of its future subordinated indebtedness. The guarantees of the Notes given by Cableuropa and its subsidiaries, are senior subordinated obligations and will rank junior to all of ONO Finance’s existing and future senior indebtedness and equally with all of our existing and future senior subordinated indebtedness.

2010 Notes

ONO Finance completed an offering of high yield Notes in June 2000. ONO Finance issued €200,000,000 14% Notes due 2010 (the “2010 Notes”). The 2010 Notes were guaranteed on a subordinated basis by Cableuropa and our subsidiaries.

As the result of the recapitalization, there is currently €113,702,000 of principal amount outstanding. Interest on the 2010 Notes is paid semi-annually on January 15 and July 15 of each year. The 2010 Notes are redeemable, at ONO Finance’s option, in whole or in part, at any time on or after July 15, 2005, at 107% of their principal amount, plus accrued interest, declining to 100% of their principal amount, plus accrued interest, on or after July 15, 2008. The 2010 Notes are senior unsecured obligations of ONO Finance and will rank junior to all of its future secured indebtedness and equally with all of its future senior unsecured indebtedness and senior to any of its future subordinated indebtedness. The guarantees of the 2010 Notes given by Cableuropa and its subsidiaries are senior subordinated obligations and rank junior to all of our existing and future senior indebtedness and equally with all of our existing and future senior subordinated indebtedness.

2011 Notes

ONO Finance completed an offering of high yield Notes in February 2001. ONO Finance issued 200,000 dollar and 150,000 euro denominated units. Each dollar unit consisted of one U.S. $1,000 principal amount 14% note due 2011 (the “2011 USD Notes”) and one dollar equity value certificate which originally evidenced the right to receive the cash value of 48.98512580 shares of Cableuropa in dollars, considering €1.00 par value shares, subject to adjustment in certain circumstances. Each euro unit consisted of one €1,000 principal amount 14% note due 2011 (the “2011 EUR Notes”, and together with the 2011 USD Notes, the “2011 Notes”) and one euro equity value certificate which originally evidenced the right to receive the cash value of 45.98831311 shares of Cableuropa in euro, considering €1.00 par value shares, subject to adjustment in certain circumstances. Cableuropa and our subsidiaries guaranteed the 2011 Notes on a senior subordinated basis.

As the result of our Recapitalization, there is currently $83,514,000 2011 in principal amount outstanding with respect to the USD Notes and  €112,053,000 in principal amount outstanding with respect to the 2011 EUR Notes. Interest on the 2011 Notes is paid semi-annually on February 15 and August 15 of each year. The 2011 Notes are redeemable, at ONO Finance’s option, in whole or in part, at any time on or after February 15, 2006, at 107% of their principal amount, plus accrued interest, declining to 100% of their principal amount, plus accrued interest, on or after February 15, 2009. The 2011 Notes are senior unsecured obligations of ONO Finance and will rank junior to all of its future secured indebtedness and equally with all of its future senior unsecured indebtedness and senior to any of its future subordinated indebtedness. The guarantees of the 2011 Notes given by Cableuropa and its subsidiaries are senior subordinated obligations and rank junior to all of our existing and future senior indebtedness and equally with all of our existing and future senior subordinated indebtedness.

The Indentures

The Indentures governing the 2009 Notes, the 2010 Notes and the 2011 Notes contain covenants applicable to the ONO Group, limitations and requirements with respect to indebtedness, restricted payments, dividends and other payments affecting the ONO Group, the issuance and sale of capital stock of restricted subsidiaries, transactions with stockholders and affiliates, liens, asset sales, issuances of guarantees of indebtedness of the ONO Group, sale-leaseback transactions, consolidations and mergers and provision of financial statements and reports. The Indentures also require ONO Finance to commence and consummate an offer to purchase the Notes for 101% of their aggregate principal amount, together with any additional amounts and any accrued and unpaid interest owed on the Notes to the date of purchase, upon events constituting or which may constitute a change of control of Cableuropa. These covenants are subject to important exceptions and qualifications, which are further described in the Indentures.

The Indentures also provide for events of default, which, if any occur, would permit or require the principal of, premium, if any, interest and other monetary obligations on the Notes to become or to be declared to be immediately due and payable. Holders of the Notes may under certain circumstances be entitled to receive additional payments in respect of taxes and similar charges in respect of payments on the Notes. The Indentures governing the Notes are subject to, and governed by, the Trust Indenture Act of 1939, as amended.

Multi-Borrower Credit Facilities Governing the Notes

ONO Finance and the ONO Group entered into the multi-borrower credit facilities, pursuant to which ONO Finance lent to the ONO Group, i.e., the borrowers, an amount equal to the gross proceeds from the offerings of the Notes. The borrowers appointed Cableuropa to act as their agent in connection with the multi-borrower credit facilities.

Principal, Maturity and Interest

The multi-borrower credit facilities specify the amount of initial loans provided on the closing date to the borrowers. Thereafter, at Cableuropa’s discretion as agent, loans may be prepaid by a borrower so long as such amount is reborrowed immediately by another borrower. Thus the multi-borrower credit facilities will remain fully drawn during their term and the note guarantors will at all times until repayment owe the full principal amount on the Notes. Amounts drawn under the multi-borrower credit facilities accrue interest at fixed rates that match the principal and interest accrued on the Notes. Amounts due under the multi-borrower credit facilities will be payable by the borrowers to ONO Finance in order that ONO Finance, upon receipt of such amounts, will be able to satisfy its obligations to pay principal and interest on the Notes. Amounts due under the multi-borrower credit facilities are payable to ONO Finance concurrently with ONO Finance’s obligations to make payments in respect of the Notes. Accordingly, the multi-borrower credit facilities contain provisions that match the optional and compulsory redemption provisions contained in the Indentures. In addition, the multi-borrower credit facilities provide for a loan fee to be charged to the borrowers, which will be used to pay the corporate maintenance and other expenses of ONO Finance. The multi-borrower credit facilities also provide for the payment of such additional amounts as may be necessary so that the net amount received by ONO Finance will not be less than amounts which ONO Finance is entitled to receive if certain taxes or other payments were not required.

Joint and Several Liability of the Borrowers

Under the multi-borrower credit facilities, the borrowers are jointly and severally liable to ONO Finance to pay principal, interest and any other amounts due.

Subordination

The multi-borrower credit facilities are subordinated to the senior debt of the borrowers to the same extent and in the same manner as the note guarantees. The multi-borrower credit facilities provide that during the continuance of any default with respect to any designated senior debt, pursuant to which the maturity thereof may be accelerated immediately without further notice or the expiration of any applicable grace period, the borrowers will be prohibited from making any payments pursuant to the multi-borrower credit facilities for a period (a “payment blockage period”), commencing on the receipt by Cableuropa of a written notice of such default from the representative of the creditors of such designated senior debt specifying an election to effect a payment blockage period and ending 179 days thereafter, unless the payment blockage period is terminated earlier.

Covenants

The multi-borrower credit facilities provide that the borrowers will comply with all covenants and other agreements contained in the relevant Indentures applicable to Cableuropa and its restricted subsidiaries, as the case may be.

Events of Default

Any event of default under the relevant Indentures will also constitute an event of default under the multi-borrower credit facilities.

GCO Loan

In connection with our Recapitalization, we borrowed €98.5 million from GCO pursuant to a loan in order to partially fund our purchase of the Notes intended for cancellation. This loan, dated February 13, 2003, matures on March 1, 2011 and carries an interest rate of 7.5% per annum, payable annually. This loan is subordinated to our obligations under the senior bank facility and is pari passu with our obligations with respect to the Notes.

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

E.           Taxation

The summaries set out below describe certain material U.S. tax consequences of the acquisition, ownership and disposition of the Notes and equity value certificates by a U.S. holder, as defined below, and certain material U.K. and Spanish tax consequences of the acquisition, ownership and disposition of the Notes. The statements regarding U.S., U.K. and Spanish tax laws and practices set forth below, including the statements regarding the U.S./U.K. double taxation convention relating to income and capital gains assume that the Notes and equity value certificates will be issued, and transfers thereof will be made, in accordance with the applicable indenture, the applicable note depositary agreement and the applicable equity value certificate agreement.

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

EU Savings Directive

On June 3, 2003, the EU Council of Economic and Finance Ministers adopted a new directive regarding the taxation of savings income. The directive is scheduled to be applied by Member States from January 1, 2005, provided that certain non-EU countries adopt similar measures from the same date. Under the directive each Member State will be required to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to an individual resident in that other Member State; however, Austria, Belgium and Luxembourg may instead apply a withholding system for a transitional period in relation to such payments, deducting tax at rates rising over time to 35%. The transitional period is to commence on the date from which the directive is to be applied by Member States and to terminate at the end of the first fiscal year following agreement by certain non-EU countries to the exchange of information relating to such payments.

United Kingdom Taxation

The following is a summary of the current law and practice in the U.K. relating to certain aspects of the U.K. taxation of the acquisition, ownership and disposal of the Notes as of the date hereof and does not purport to be comprehensive. It relates only to the position of the persons who are the absolute beneficial owners of their Notes and may not apply to special situations, such as those of dealers in securities. This summary does not deal with the position of individuals who hold the Notes. Furthermore, the discussion below is based upon the provisions of the U.K. tax laws and U.K. Inland Revenue practice as of the date hereof, and such provisions may be repealed, revoked or modified (possibly with retrospective effect) so as to result in U.K. tax consequences different from those discussed below. The following is a general guide and does not purport to be a complete analysis or listing of all the potential U.K. tax consequences of acquiring, owning or disposing of the Notes. It should therefore be treated with appropriate caution. Persons considering the purchase, ownership or disposition of Notes should consult their tax advisers concerning U.K. tax consequences in the light of their particular situations as well as any consequences arising under the law of any other relevant tax jurisdiction. No representations with respect to the tax consequences to any particular holder of Notes are made hereby.

Withholding Tax on Interest on the Notes

The Notes are ‘‘quoted Eurobonds’’ provided they are and continue to be listed on a ‘‘recognized stock exchange’’ within the meaning of section 841 of the Income and Corporation Taxes Act 1988 (the Luxembourg Stock Exchange is currently so recognized). Accordingly, if the Notes are and continue to be quoted Eurobonds, payments of interest on the Notes may be made without withholding or deduction for or on account of U.K. income tax.

In other cases, an amount on account of U.K. tax at the lower rate (currently 20%) may be withheld from interest payments, subject to such relief as may be available under the provisions of any applicable double taxation treaty.

Withholding Tax on Payments by the Guarantors

If any of the guarantors makes any payments in respect of interest on the Notes (or other amounts due under such Notes other than the repayment of amounts subscribed for the Notes) such payments may be subject to U.K. withholding tax at the lower or basic rate (currently 22%) subject to such relief as may be available under the provisions of an applicable double taxation treaty. Such payments by the guarantors may not be eligible for the ‘‘quoted Eurobond’’ exemption described above.

Provision of Information

Noteholders should note that where any interest on Notes is paid to them (or to any person acting on their behalf) by the Issuer, or any person in the U.K. acting on behalf of the Issuer (a ‘‘paying agent’’), or is received by any person in the U.K. acting on behalf of the relevant Noteholder (other than solely by clearing or arranging the clearing of a cheque) (a ‘‘collecting agent’’), the Issuer, the paying agent or the collecting agent (as the case may be) may, in certain cases, be required to supply to the U.K. Inland Revenue details of the payment and certain details relating to the Noteholder (including the Noteholder’s name and address). These provisions will apply whether or not the interest has been paid subject to withholding or deduction for or on account of U.K. income tax and whether or not the Noteholder is resident in the U.K. for U.K. taxation purposes. Where the Noteholder is not so resident, the details provided to the U.K. Inland Revenue may, in certain cases, be passed by the U.K. Inland Revenue to the tax authorities of the jurisdiction in which the Noteholder is resident for taxation purposes. For the above purposes, ‘‘interest’’ should be taken, for practical purposes, as including payments made by a guarantor in respect of interest on the Notes. These provisions may also apply, in certain circumstances, to payments made on a redemption of any Notes where the amount payable on redemption is greater than the issue price of the Notes.

Other Rules Relating to U.K. Withholding Tax on the Notes

Notes may be issued at an issue price of less than 100% of their principal amount. Any discount element on any such Notes will not be subject to any U.K. withholding tax pursuant to the provisions mentioned above, but may be subject to reporting requirements as outlined above.

Where Notes are to be, or may fall to be, redeemed at a premium, as opposed to being issued at a discount, then any such element of premium may constitute a payment of interest. Payments of interest are subject to U.K. withholding tax and reporting requirements as outlined above.

Where interest has been paid under deduction of U.K. income tax, Noteholders who are not resident in the U.K. may be able to recover all or part of the tax deducted if there is an appropriate provision in any applicable double taxation treaty.

The above description of the U.K. withholding tax position assumes that there will be no substitution of the Issuer and does not consider the tax consequences of any such substitution.

The references to ‘‘interest’’ above mean ‘‘interest’’ as understood in U.K. tax law. The statements above do not take any account of any different definitions of ‘‘interest’’ or ‘‘principal’’ which may prevail under any other law or which may be created by the terms and conditions of the Notes or any related documentation.

Taxation by Direct Assessment of Noteholders

Notwithstanding that interest may be received subject to deduction of income tax, Noteholders who are resident in the U.K. for tax purposes or holders who are non-resident and carrying on a trade, profession or vocation in the U.K. through a branch, agency or permanent establishment, may be liable to pay further U.K. tax on the interest received.

Where the interest is paid without withholding or deduction, the interest will not be assessed to U.K. tax in the hands of holders of the Notes who are not resident for tax purposes in the U.K., except where such persons are carrying on a trade, profession or vocation in the U.K. through a branch, agency or permanent establishment in connection with which the interest is received or to which the Notes are attributable. In such a case (subject to exemptions for interest received by certain categories of agent) tax may be levied on the U.K. branch, agency or permanent establishment.

Ownership and Disposal (including Redemption) of the Notes by U.K. Corporation Tax Payers

In general holders which are within the charge to U.K. corporation tax (other than authorized unit trusts) will be charged to or relieved from tax on all returns and fluctuations in value of the Notes broadly in accordance with their statutory accounting treatment so long as the accounting treatment is in accordance with a mark-to-market or an accruals basis which is authorized for tax purposes under the U.K. ‘‘loan relationships’’ regime. Such holders will generally be charged to tax as income in each accounting period by reference to interest (and discount) accrued in that period and to any profit or gain (or entitled to relief for any loss) which, in accordance with such holders’ authorized accounting method, is applicable to that period.

Stamp Duty and Stamp Duty Reserve Tax (‘‘SDRT’’) on the Notes

No U.K. stamp duty or SDRT is payable on the issue or transfer of the Notes. No U.K. stamp duty or SDRT is payable on any agreement for transfer of a Note.

Spanish Taxation

The following summary sets forth the main Spanish Tax consequences of the ownership and disposal of the Notes by a holder who beneficially owns the Notes and who is a corporation resident in Spain or a permanent establishment in Spain of a non-resident entity ("Spanish holder") and of the receipt of payments under the guarantees by a holder who is not a resident in Spain for tax purposes or subject to the Non-Resident Income Tax. The discussion below is based upon the provisions of the Spanish Tax Laws and the Spanish Tax Authorities practice as of the date of offering, and such provisions and practice may be repealed, revoked or modified. Prospective investors considering the purchase, ownership or disposition of the Notes, should consult their tax advisers regarding the Spanish tax consequences in their particular circumstances.

Spanish Holders

Interest on the Notes.    Under Spanish law, interest collected by a Spanish holder of the Notes is subject either to Corporate Income Tax ("Impuesto sobre Sociedades") or to Non-Resident's Income Tax ("Impuesto sobre la Renta de No Residentes"), as the case may be. In the event that such interest becomes subject to withholding tax in the U.K., as U.K. source income, Spanish resident corporations would be entitled to a tax credit for the avoidance of double taxation when determining tax liability, in accordance with the provisions of the Treaty for the avoidance of double taxation executed between Spain and the U.K. (the "Spain/U.K. Tax Treaty"). In addition, in accordance with the Non-Resident Income Tax Law, permanent establishments in Spain would also be eligible for a tax credit as to avoid double taxation.

Disposal of the Notes.    As a general rule, a disposal of the Notes by a Spanish holder may give rise to a taxable income or an allowable loss for the purposes of either Corporate Income Tax or Non-Resident's Income Tax, as the case may be. Some restrictions, however, may apply based on the nature of the permanent establishment.

The profit or loss arising from the disposal of the Notes for a Spanish holder shall be subject to either the Corporate Income Tax or to the Non-Resident's Income Tax, as the case may be, at the relevant applicable tax rates.

Should for any reason a Spanish resident corporation be subject to tax in the U.K. on the income it obtains upon the disposal of the Notes it will be entitled to a tax credit for the avoidance of double taxation in accordance with the provisions of the Spain/U.K. Tax Treaty. Moreover, permanent establishments in Spain are eligible for a tax credit under the Non-Resident Income Tax Law so as to avoid double taxation.

Expenses of Transfer.    The transfer of the Notes will be exempt in Spain from any Transfer Tax ("Impuesto sobre Transmisiones Patrimoniales") or Value Added Tax. Additionally, no Stamp Duty will be levied on such transfers.

Spanish Withholding Tax on the Notes.    No withholding on account of Spanish taxes will be levied in Spain on any income arising from Notes held by a Spanish holder if the Notes are traded on an OECD country official stock market. If the Notes are listed on the Luxembourg Stock Exchange, income deriving from the Notes will qualify for this exemption. However, the financial institution (if resident in Spain or acting through a permanent establishment in Spain) acting as paying agent or intervening in any transfer, redemption or refund of the Notes will be obliged to calculate the taxable income of the Spanish holder arising from the relevant transaction and to report such income to the Spanish holder and to the Spanish tax authorities. In addition, the financial institution must provide the Spanish tax authorities with information regarding the persons participating in the transaction.

If the Notes are not traded on an OECD country official stock market and the Notes are deposited with or managed by a financial institution resident in Spain, or acting through a permanent establishment in Spain, in accordance with the tax laws in force, the financial institution, acting as depositary or manager of such Notes, will be responsible for making the relevant Spanish withholding on account of tax on any payment to a Spanish holder deriving from the Notes. It should be noted that the financial institution acting as custodian or manager may become obliged to comply with the formalities contained in the Spanish Corporate Income Tax Regulations (approved by Royal Decree 537/1997, of April 18, as amended) when intervening in the repayment and/or transfer of the Notes.

In spite of these rules, there can be no assurance that the Spanish tax authorities will not take the view that income deriving from the Notes should, in any case, be subject to withholding tax at the rate of 15%. If such withholding were imposed, a Spanish holder would not be entitled to the payment of additional amounts because the withholding tax would be imposed as a result of the connection between the holder and the Kingdom of Spain.

Payments Under the Guarantee

Payments made to Non-Spanish holders under the guarantees by the Spanish guarantors should not be subject to taxation in Spain. However, it is possible that the Spanish tax authorities could take the position that payments made under the guarantees to Non-Spanish holders would be subject to withholding tax at a rate of 15%, subject to possible reduction or elimination by an applicable treaty for the avoidance of double taxation. However, in the case of Non-Spanish holders who are resident of EU member states, other than those operating through a permanent establishment in Spain or who hold the Notes through a tax haven jurisdiction within the meaning of Spanish law (currently as set forth in Royal Decree 1080/1991 of July 5th), the withholding tax would not be imposed if any such holder submitted the relevant certificate of tax residency issued by the competent tax authority of the holder's country of jurisdiction demonstrating that the holder is a resident in that jurisdiction when the payment under the guarantees is due and payable. Such certificate will have a validity of one year from issuance. Non-Spanish holders who are able to reduce or eliminate the withholding tax by providing a certificate of residency as mentioned above would not be entitled to receive additional amounts from ONO Finance or Cableuropa to the extent that the withholding tax was imposed as a result of their failure to provide such a certificate.

United States Taxation

The following summary contains a description of the material U.S. federal income tax consequences of the ownership and disposition of the Notes acquired for cash of original issuance at a price equal to their issue price (the first price at which a substantial part of the Notes are offered to the public for cash, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers). This summary is not a comprehensive description of all of the tax considerations for noteholders. In particular, this summary of U.S. federal income tax matters deals only with holders that hold the Notes as capital assets for U.S. federal income tax purposes (generally, assets held for investment) and does not address special tax situations, such as the U.S. federal income tax treatment of holders that are (i) subject to special tax rules (e.g., financial institutions, banks, securities or currency dealers, brokers, insurance companies, regulated investment companies, tax-exempt organizations, securities traders that elect mark-to-market tax accounting, certain U.S. expatriates and persons subject to alternative minimum tax), (ii) holding Notes as part of a “straddle,” “hedge,” “conversion transaction” or other integrated transaction or (iii) "U.S. Holders" (as defined below) with a currency other than the U.S. dollar as their functional currency.

This summary is based upon the Code, the Treasury regulations issued thereunder and official interpretations thereof, each as in effect on the date hereof, all of which are subject to change or differing interpretations, possibly with retroactive effect. Current holders of the Notes should consult their own tax advisers as to the U.S. federal income tax consequences of the ownership and disposition of the Notes, in addition to the effect of any state or local tax laws or tax laws of any jurisdiction other than the United States.

As used herein, a "U.S. Holder" means a beneficial owner of a note that is, for U.S. federal income tax purposes, (i) a citizen or individual resident of the United States or of any State (including District of Columbia), (ii) a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or of any

State, (iii) an estate the income of which is subject U.S. federal income taxation regardless of its source and (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons (as defined in the Code) have the authority to control all substantial decisions of the trust, or if the trust has made a valid election under Treasury regulations to be treated as a U.S. person.  A "Non-U.S. Holder" means a beneficial owner of a Note that is not a U.S. Holder.  If an entity treated as a partnership for U.S. federal income tax purposes holds Notes, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership.  If a U.S. Holder is a partner in a partnership that holds Notes, the Holder is urged to consult its own tax adviser regarding the specific tax consequences of the ownership and disposition of the Notes.

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

If the “stated redemption price at maturity” of a 2009 dollar or euro note exceeds its issue price by more than a de minimis amount (generally defined as ¼ of 1% of a note’s stated redemption price at maturity multiplied by the number of complete years to its maturity), the note will be treated as having been issued with original issue discount (“OID”). Based upon the Issuer’s allocation of the issue price of the units between the 2009 Notes and the associated equity value certificates, the 2009 Notes will be treated as having been issued with no OID under the de minimis rules described above. However, if the IRS were to disagree with this allocation, it might successfully contend that the 2009 Notes should be treated as having been issued with OID, in which case US Holders would be required to include the OID in taxable income as it accrues over the life of the Notes. See discussion under the caption “Original Issue Discount” below. US Holders should consult their own tax advisers as to the potential application of the OID rules to the 2009 Notes.

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

After allocating the issue price of the units between the 2011 Notes and the associated equity value certificates in the manner described above, each of the 2011 Notes will be treated as having been issued with OID in an amount equal to the excess of (a) the “stated redemption price at maturity” of the note over (b) its “issue price”. See discussion under the caption “Original Issue Discount” below.  U.S. Holders should consult their own tax advisers as to the potential application of the OID rules to the 2011 Notes.

Tax Treatment of the Notes

Classification of the Notes.  This summary is based upon the assumption that the Notes are characterized as indebtedness for U.S. federal income tax purposes. Current holders of the Notes should recognize, however, that there is some uncertainty regarding the appropriate characterization of instruments such as the Notes, and no rulings have been or will be sought from the IRS with respect to the appropriate characterization of the Notes for U.S. federal income tax purposes. It is possible that the IRS might contend that the Notes should be treated not as indebtedness but as equity in the Issuer. Any such recharacterization might result in material adverse consequences to U.S. Holders of the Notes, including possible application of the passive foreign investment company ("PFIC"), rules. In the event that the PFIC rules apply to the Notes, a U.S. Holder would be required to pay an interest charge together with tax calculated at maximum ordinary income rates on gain realized on the disposition of a Note or on certain increased interest payments with respect to a Note. Current holders of the Notes should consult their own tax advisers about the consequences in the event that the Notes are treated as equity for U.S. federal income tax purposes.

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

Original Issue Discount.  The 2010 Notes were not issued with any OID. Except as subject to the possible disagreement on the part of the IRS, as described above, the 2009 Notes are also treated as having been issued with no OID.

As described above, each of the 2011 Notes will be treated as having been issued with OID in an amount equal to the excess of (a) the “stated redemption price at maturity” of the note over (b) its “issue price”. U.S. Holders should be aware that they generally must include OID in gross income in advance of the receipt of cash attributable to that income. Under these rules, a U.S. Holder will have to include in income increasingly greater amounts of OID in successive accrual periods.

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

Sale and Redemption of Notes.  A U.S. Holder generally will recognize gain or loss upon the sale, exchange, retirement or other disposition of a Note in an amount equal to the difference between the U.S. dollar value of the amount realized upon such sale, exchange, retirement or other disposition (other than amounts attributable to accrued interest, which will be taxable as ordinary interest income, as described above), and such U.S. Holder’s adjusted tax basis in the Note. For this purpose, an amount received in euro will be translated into U.S. dollars at the spot rate in effect on the date of disposition of the Notes. If the Notes are traded on an established securities market, a cash basis Holder (and, if it elects, an accrual basis Holder) will determine the U.S. dollar equivalent of the amount realized on the sale of a Note by translating that amount at the spot rate in effect on the settlement date. A U.S. Holder’s adjusted tax basis in a Note will generally equal the issue price of such Note (in the case of a euro Note, translated into U.S. dollars using the spot rate in effect on the date of a Holder’s purchase of a Note or unit or the settlement date, if the Notes are traded on an established securities market as discussed above) increased by the amount of any OID included in income (in the case of a euro Note, translated into U.S. dollars). Any gain or loss (other than foreign currency gain or loss in the case of a euro Note, described below) will be capital gain or loss and generally will be long-term capital gain or loss if the Note is held for more than one year. Under current law, net long-term capital gains of a noncorporate U.S. Holder are, under certain circumstances, taxed at lower U.S. federal income tax rates than are items of ordinary income. The deductibility of capital losses by a U.S. Holder, however, is subject to significant limitations.

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

Foreign Tax Credit

For U.S. foreign tax credit purposes, OID, stated interest, and any additional amounts or special interest with respect to a Note will be treated as foreign-source income and, with certain exceptions, will be treated separately, together with other items of "passive" income or, in certain cases, "financial services" income for purposes of computing any foreign tax credit allowance under U.S. federal income tax laws.

Gain or loss realized on the sale, exchange, retirement or other disposition of a Note (including foreign currency gain or loss) generally will be treated as U.S.-source income or loss for foreign tax credit purposes.

Non-U.S. Holders

Subject to the discussion of “backup” withholding below, a Non-U.S. Holder is currently exempt from U.S. federal income taxes with respect to interest and OID on the Notes unless the Non-U.S. Holder is, among other things, an individual or corporation that has an office or other fixed place of business in the United States to which the interest and OID is attributable and the interest and OID are derived in the active conduct of a banking, financing or similar business within the United States or is received by a corporation the principal business of which is trading in stock or securities for its own account. In addition, subject to the discussion of backup withholding below, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain on a sale or other disposition of a Note unless (a) the holder is an individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met or (b) the gain is effectively connected with the conduct of a trade or business within the United States (and, if a treaty applies, the gain is generally attributable to a U.S. permanent establishment maintained by such Non-U.S. Holder).

Tax Return Disclosure and Investor List Requirements

Treasury regulations (the “Tax Shelter Regulations”) intended to address so called tax shelters and other potentially tax-motivated transactions require participants in a “reportable transaction” to disclose certain information about the transaction on IRS Form 8886 and retain information relation to the transaction.  Organizers and sellers of reportable transaction are required to maintain lists identifying the investors participating in the transactions and furnish to the IRS upon demand such investor information as well as detailed information regarding the transactions.  A transaction may be a “reportable transaction” based upon any of several indicia (including the existence of confidentiality agreements, certain indemnity arrangements, potential for recognizing investment or other losses, significant book-tax differences, a brief asset holding period, and whether the transaction is a listed transaction.  In addition, the Tax Shelter Regulations could be intepreted to cover and require reporting of transactions that are generally not considered tax shelters, including certain foreign currency transactions.  Currently, legislative proposals are pending in Congress that, if enacted, should impose significant penalties for failure to comply with these disclosure requirements.  Current holders of the Notes should consult their tax advisers concerning any possible disclosure obligation with respect to their investment and should be aware that the Issuer and other participants in the transaction intend to comply with the disclosure and list maintenance requirements under the Tax Shelter Regulations as they determine apply to them with respect to this transaction.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to certain payments within the United States of stated interest, OID, special interest and additional amounts on the Notes, including payments made by the U. S. office of a paying agent, broker or other intermediary, and to proceeds of a sale, redemption or other disposition of the Notes through a U. S. branch of a U. S. or foreign broker. A backup withholding tax at a current rate of 28% may apply to such payments or proceeds if the beneficial owner fails to provide a correct taxpayer identification number (generally on IRS Form W-9) or, in the case of payments of stated interest, OID, special interest or additional amounts, fails to certify that he is not subject to such withholding or fails to report interest and dividend income in full. Payments of principal or proceeds from the disposition of Notes by or through a foreign office of a U.S. or foreign broker with certain relationships with the United States generally will be subject to information reporting but not backup withholding. Non-U.S. Holders generally will not be subject to information reporting or backup withholding.  However, these Holders may be required to provide certification of non-U.S. status (generally on IRS Form W-8BEN) in connection with payments received in the United States or through cerain U.S.-related financial intermediaries.  Any amounts withheld under the backup withholding rules from a payment to a beneficial owner will be allowed as a refund or credit against such beneficial owner’s U.S. federal income tax liability provided the required information is furnished to the IRS in a timely manner.

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

It is our treasury policy to monitor and manage exposure to variable interest rate risk and foreign currency exchange rate risk by managing the amount of our outstanding variable interest bearing debt and foreign currency liabilities. In order to reduce such interest rate risk and foreign currency exchange rate exposure, and as market conditions warrant, we and our affiliates may enter into currency or interest rate hedging transactions and may purchase or trade the Notes from time to time in privately negotiated or open market transactions using funds available to us.

Interest Rate Sensitivity

Borrowings under our senior bank facility bear interest at a floating rate determined by reference to EURIBOR plus a margin, which currently ranges from 3.0% to 4.5% depending on the tranche. In addition, our other outstanding debt with credit entities, usually bear interest at EURIBOR plus a margin. Accordingly, as at December 31, 2003 we had variable interest rate debt outstanding of €515.0 million and exposure to risk due to fluctuations of interest rates.

Historically, we have not entered into interest rate swap agreements to hedge our exposure to variable interest rate obligations.  However, it is our current intention to enter into interest rate hedging transactions with respect to some or all of our variable interest rate debt.

	Expected maturity date							Euro
	(EUR in millions)							millions
	2004	2005	2006	2007	2008	Thereafter	Total	Fair value
Senior bank facility (Euribor + 3.00%)(1)	—	—	—	(245.2)	(289.8)	—	(515.0)	(515.0)

(1)           Interest payments on the Senior B Facility are not disclosed as Drawings on the facility may vary

Foreign Exchange Rate Sensitivity

2009 and 2011 USD Notes

The table below shows the annual payments of interest and principal on our outstanding foreign currency denominated debt.

	Expected maturity date
	2004	2005	2006	2007	2008	Thereafter	Total	Fair value(1)
	(USD in millions)							(euro in millions)

Interest payments on the 2009 USD Notes	(12.0)	(12.0)	(12.0)	(12.0)	(12.0)	(6.0)	(65.9)
Interest payments on the 2011 USD Notes	(11.7)	(11.7)	(11.7)	(11.7)	(11.7)	(29.2)	(87.7)
2009 USD Notes	—	—	—	—	—	(92.1)	(92.1)	(75.8)
2011 USD Notes	—	—	—	—	—	(83.5)	(83.5)	(69.5)

(1)                           Fair value of the relevant Notes has been calculated applying the official exchange rate published by the ECB on December 31, 2003 of €1.00 = U.S.$1.2630 to the market value of the principal on the relevant Notes as of December 31, 2003.

Cross-currency Swap and Euro Call/Dollar Put option Agreements

The following table sets forth a calculation of the expected cash flows of our cross-currency swap agreements as of December 31, 2003 (at the official exchange rate published by the ECB of dollar 1.2630 per euro 1.00):

	Expected maturity date
	2004	2005	2006	2007	2008	Thereafter	Total
	(euro in millions)

Payment of principal on the 2004 cross-currency swaps(1)	(25.3)	—	—	—	—	—	(25.3)
Payment of cross currency swap on interest payments on the 2011 USD 14% Notes(2)	(3.6)	(3.6)	(1.8)	—	—	—	(9.0)
Collections on euro call/dollar put option(3)	8.4	—	—	—	—	—	8.4

(1)                           Corresponds to the outstanding swap agreements dated May 18, 2000 with maturity in May 2004. As of December 31, 2003, the fair value of these swap agreements amounts to euro (24.2) million, considering the margin calls paid as explained below.

(2)                           The fair value of this swap amounts to euro (8.5) million. As of December 31, 2003.

(3)                           As the foreign exchange rate as of December 31, 2003 was higher than the strike exchange rate of the option there are expected collections. The fair value of the euro call/dollar put option as of December 31, 2003 is euro 7.9 million.

Cross-currency Swap Agreements and Euro call/dollar put option related to the 2009 USD Notes

On May 18, 2000 we entered into an arrangement with Bank of America and Toronto Dominion Bank for the swap of amounts equivalent to those payable under the 2009 USD Notes to euros. Under these swap arrangements, these banks bear the debt denominated in dollars until May 1, 2004 plus the relevant interest payable in dollars from maturity of the restricted deposits to that date and, in exchange, we assume a debt with identical maturities with these banks amounting to €308.3 million in respect of the principal and €75.8 million in respect of interest. The exchange rates used to carry out this swap transaction were €1.00 = $0.8920 and €1.00 = $1.1714 for the principal and interest, respectively.

The nature of the foreign exchange swaps was such that if there were significant increases in the value of the euro against the dollar, we were required to advance margin calls to the two swap counterparty banks. In the first half of 2003, as the euro increased in value, we advanced a total of €39.1 million in margin calls.

The swap agreements, as modified in May 2003, provided that all of the margin calls are applied in reduction of the principal amount in euros that is due for exchange at maturity of the swaps. The new amount that we must pay to the swap counterparties on maturity of the swaps would be therefore €268.3 million.

In view of this potential liability, and the evolution of the euro/dollar exchange rate, we purchased a euro call/dollar put option from the swap counterparty banks on June 2, 2003 to cap the potential cash loss that we could face on maturity of the swaps. As a result of the purchase of this euro call/dollar put option, with the strike at €1.00 = $1.1729 on May 1, 2004, the maximum additional level of the exposure was limited to €33.9 million. The cost of the option was approximately €8.7 million.

On July 11, 2003 we agreed with the two swap and option counterparty banks to unwind 25% of the principal of the 2004 cross-currency swaps and 100% of the hedged coupons remaining, which correspond to the interest payments in November 2003 and May 2004. In addition, we agreed to cancel 25% of the euro-call dollar put option in line with the partial unwind of the principal on the swaps. In addition, on August 21, 2003 we unwound an additional 25% of the principal on the 2004 cross-currency swaps and of the euro call/dollar put option.

The net cost of unwinding the swaps and the euro call/dollar put option was €7.4 million for both transactions.

As a result of the two unwind operations the maximum additional level of the exposure on May 1, 2004 has been reduced to €16.9 million.

Cross-currency Swap Agreement on the 2011 USD Notes

On July 3, 2002, we reached an agreement to hedge 50% of the foreign exchange exposure on interest payments on the original issue amount of the 2011 USD Notes, from February 13, 2003 to February 13, 2006. Under this agreement, the counterparty agreed to pay us interest at an annual rate of 14% on $100 million and we agreed to pay interest at an annual rate of 14.365% on €102.2 million on the same dates.

Effect of the Tender Offer

ONO Finance has announced a Tender Offer for the Notes. To the extent that 2011 USD Notes are tendered and purchased in the Tender Offer, we may seek to reduce our obligations under our outstanding cross-currency swap agreement.

New Accounting Standards

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

Item 14.           Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

Item 15.           Controls and Procedures

Within 90 days prior to the date hereof, we carried out an evaluation, under the supervision and with the participation of our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures.  Based on this evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective in timely alerting them to material information required to be included in our periodic reports to the SEC.  In addition, we reviewed our internal controls and there have been no significant changes in our internal controls or in other factors that could significantly affect those controls subsequent to the date of their last evaluation.  Although we believe our pre-existing disclosure controls and procedures and internal controls were adequate to enable us to comply with our disclosure obligations, as a result of such review we intend to implement changes, primarily to formalize and document procedures already in place.  You should note that the design and operation of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

Item 16.           [Reserved]

Item 16A.        Audit Committee Financial Expert

Our board of directors has determined that Mr. Nicolás Villén possesses the attributes necessary to qualify as an audit committee financial expert for the purposes of Section 407 of the Sarbanes-Oxley Act.

Item 16B.        Code of Ethics

We have not adopted a code of ethics as defined for purposes of Section 406 of the Sarbanes-Oxley Act of 2002 because we are not required to have such a code of ethics under Spanish law.  However, we do have internal regulations governing the behavior of management and employees that we believe are sufficient at this time.

Item 16C.        Principal Accountant Fees And Services

Following is a summary of the fees to our independent external auditors for the years ended December 31, 2002 and 2003:

	2002 Actual Fees	2003 Actual Fees
	(in EUR thousands)
Audit Services	196	196
Other audit Services	261	154
Total fees	457	350

Fees for other audit services consist mainly of accounting consultations and audits, reviews of internal controls and advice on accounting control policies, procedure and standards.

Item 16D.        Exemptions From The Listing Standards For Audit Committee

Not applicable.

Item 16E.         Purchases Of Equity Securities By Issuer

Not applicable

PART III

Item 17.           Financial Statements

Not applicable.

Item 18.           Financial Statements

See our audited consolidated financial statement, and the notes thereto, beginning at page F-1.

Item 19.           Exhibits

1.
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

2.
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

4.26	Subordinated Loan Agreement, dated February 13, 2003, between Grupo Corporativo ONO, S.A. and Cableuropa, S.A.U.

7.0	Statement of Computation of Ratios: See Item 3. “Key Information—Selected Financial Data.”

8.0	Subsidiary Information: See Item 4.D. “Information on the Company—Organizational Structure.”

12.1	Certification of Richard Alden, Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act 2002.

12.1	Certification of Michael Vorstman, Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act 2002.

13.1	Certification by Chief Executive Officer of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act.

13.2	Certification by Chief Financial Officer of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cableuropa, S.A.U.
(Registrant)

By:	/s/ Richard Alden

Name:	Richard Alden
Title:	Chief Executive Officer

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Cableuropa, S.A.U.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of profit and loss, statements of source and application of funds and of changes in shareholders’ equity present fairly, in all material respects, the financial position of Cableuropa, S.A.U. and its subsidiaries as of December 31, 2003 and 2002, and the results of their operations and changes in their financial position for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in Spain. These consolidated financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards in Spain and in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in Spain vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 29 to the financial statements.

PricewaterhouseCoopers

Madrid, Spain

April 1, 2004

CABLEUROPA, S.A.U. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2003 AND 2002

(In Euro thousand)

		As of December 31,
	Note	2003	2002
ASSETS
Current assets
Cash		1,315	1,258
Short term investments, net	4	24,753	50,807
Accounts receivable, net	5	52,860	187,896
Other current assets		1,813	5,706
Total current assets		80,741	245,667
Fixed Assets
Start-up costs, net	6	8,767	13,766
Intangible assets, net	7	121,443	139,374
Tangible assets, net	8	1,295,143	1,202,396
Financial assets	9	331,538	313,744
Goodwill on consolidation	10	226,543	239,933
Deferred expenses, net		59,084	104,374
Total assets		2,123,259	2,259,254
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short term debt	11	16,301	40,360
Accrued interest expenses	11	24,925	41,986
Accounts payable	12	220,972	246,070
Other current liabilities	13	51,502	11,117
Total current liabilities		313,700	339,533
Long term debt	11	950,887	1,262,915
Other long term liabilities	14	135,638	120,588
Commitments and contingencies	15	11,349	20,016
Minority interests		—	—
GCO loan	16	98,464	—
Participative loans	17	300,000	300,000
Shareholders’ equity	18
Common stock		484,663	484,663
Share premium		337,746	337,746
Accumulated deficit, beginning of period		(606,207)	(411,565)
Net profit/(loss) for the year		97,019	(194,642)
Total shareholders’ equity		313,221	216,202
Total liabilities and shareholders’ equity		2,123,259	2,259,254

The accompanying notes are an integral part of these consolidated financial statements.

CABLEUROPA, S.A.U. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT AND LOSS FOR THE YEARS ENDED

DECEMBER 31, 2003, 2002 AND 2001

(In Euro thousand)

		Year ended December 31,
	Note	2003	2002	2001
Revenues	21	358,587	253,438	143,605
Operating expenses
Cost of services	21	105,597	85,741	74,251
Selling, general and administrative expenses	21	166,119	180,821	188,466
Less costs capitalized as property and equipment and start-up costs	21	(15,247)	(28,938)	(61,756)
Restructuring and other related expenses		—	—	9,127
Broadcast rights amortization		4,247	5,736	4,508
Depreciation and amortization		102,485	98,303	80,771
Total operating expenses before net financial expense and goodwill amortization		363,201	341,663	295,367
Operating loss		(4,614)	(88,225)	(151,762)
Amortization of goodwill		(13,390)	(13,434)	(13,753)
Net financial expense	21	(130,248)	(96,761)	(146,870)
Loss from ordinary activities		(148,252)	(198,420)	(312,385)
Net extraordinary income/(expense)	21	298,260	(171,763)	(3,341)
Profit/(loss) before income tax and minority interests		150,008	(370,183)	(315,726)
Income tax (charge)/credit	20	(52,989)	174,723	97,083
Profit/(loss) before minority interests		97,019	(195,460)	(218,643)
Loss attributed to minority interests		—	818	1,723
Net profit/(loss) for the year		97,019	(194,642)	(216,920)

The accompanying notes are an integral part of these consolidated financial statements.

CABLEUROPA, S.A.U. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In Euro thousand, except number of shares data)

	Number of shares	Common stock	Share premium	Accumulated deficit	Net profit/(loss) for the year	Total
Balance, December 31, 2000	488,951,285	488,951	337,746	(69,777)	(124,868)	632,052
Issuance of common stock, net	2,830,144	2,830	—	—	—	2,830
Treasury shares acquisition	—	—	(7,118)	7,118	—	—
Capital reduction	(7,118,710)	(7,118)	7,118	(7,118)	—	(7,118)
Transfer of 2000 net loss	—	—	—	(124,868)	124,868	—
Net loss for the year	—	—	—	—	(216,920)	(216,920)
Balance, December 31, 2001	484,662,719	484,663	337,746	(194,645)	(216,920)	410,844
Transfer of 2001 net loss	—	—	—	(216,920)	216,920	—
Net loss for the year	—	—	—	—	(194,642)	(194,642)
Balance, December 31, 2002	484,662,719	484,663	337,746	(411,565)	(194,642)	216,202
Transfer of 2002 net loss	—	—	—	(194,642)	194,642	—
Net profit for the year	—	—	—	—	97,019	97,019
Balance, December 31, 2003	484,662,719	484,663	337,746	(606,207)	97,019	313,221

The accompanying notes are an integral part of these consolidated financial statements.

CABLEUROPA, S.A.U. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In Euro thousand, except otherwise indicated)

1.                                      Group structure and activities

The primary activity of Cableuropa, S.A.U. and its consolidated subsidiaries (“the Group”) is the development and operation of broadband cable television and telecommunications networks in Spain.

The Group, which operates under the brand name of “ONO”, is mainly comprised of cable multiservice operators that obtained their corresponding territorial licenses and concessions for the provision of telecommunications, cable television and other services in their respective franchise areas.

Cableuropa, S.A.U. was incorporated on June 2, 1992. It is domiciled at Edificio Belagua, c/Basauri 7-9, 28023, Urbanización La Florida, Madrid (District of Moncloa-Aravaca), Spain.

The companies composing the Group are the following:

Cable multiservice operators:

Company Name	Head office location	Direct and indirect ownership (%) December 31, 2002	Direct and indirect ownership (%) December 31, 2003	Date franchise awarded	Franchise area
Cableuropa, S.A.U.	Madrid	n/a	n/a	01/14/98	Albacete (City)
				07/31/97	Cádiz (City)
				05/28/98	Huelva (City)
				11/13/97	Mallorca (Island)
				08/07/98	Cantabria
				02/26/98	El Puerto de Santamaria
				12/31/98	Sanlúcar de Barrameda
				08/07/98	Region of Andalucia IV
				07/23/03	Castilla La Mancha
Mediterránea Sur Sistemas de Cable, S.A.	Alicante	97.83	97.83	08/07/98	Comunidad Valenciana Sur
Mediterránea Norte Sistemas de Cable, S.A.	Castellón	97.83	97.83	08/07/98	Comunidad Valenciana Norte and Torrente
Región de Murcia de Cable, S.A.	Murcia	99.94	99.94	11/13/97	Murcia
Valencia de Cable, S.A.	Valencia	98.13	98.13	10/21/97	Valencia (City)

Other subsidiaries:

Company Name	Head office location	Direct and indirect ownership (%) December 31, 2002	Direct and indirect ownership (%) December 31, 2003
ONONet Comunicaciones, S.A.U.(1)	Madrid	100.00	—
Argos Telecomunicaciones, S.A.U.(1)	Madrid	100.00	—
Hydra Servicios de Atención al Cliente, S.A.U.(1)	Valencia	100.00	—
Merlín Servicios Portadores, S.A.U.(1)	Logroño	100.00	—
Univertel Comunicaçôes Universais, S.A.(2)	Portugal	100.00	100.00
NSEC International, B.V.(2)	Netherlands	100.00	100.00
Madrid Sistemas de Cable, S.A.(3)	Madrid	74.00	74.00
Sevilla Sistemas de Cable, S.A.(3)	Sevilla	74.00	74.00

(1)                                  Companies merged into Cableuropa with accounting effects as of January 1, 2003.

(2)                                  Companies with no activity.

(3)                                  Companies with no activity and excluded from the consolidation.

Given the current available sources of funding, and subject to there being no material changes in the Group’s operations or in the operating environment, the Group has enough financing to fund its current planned network buildout, working capital requirements and expected operating losses, through to the time when it expects to achieve positive cash-flow.

2.                                      Basis of presentation

The consolidated financial statements and the accompanying notes are prepared in accordance with generally accepted accounting principles in Spain (“Spanish GAAP”), which present the information required under Spanish Corporate Law.

Certain accounting practices applied by the Group that conform with generally accepted accounting principles in Spain may not conform with generally accepted accounting principles in the United States (“US GAAP”). A description of differences and a reconciliation of consolidated net loss and shareholders’ equity from Spanish GAAP to US GAAP is set forth in Note 29. The financial statements have been reformated from the original Spanish statutory financial statements presentation and include certain additional disclosures in order to conform more closely to the form and content of financial statements required by the US Securities and Exchange Commission.

The figures in these consolidated financial statements are expressed in thousand of euro unless otherwise stated.

(a)                                  True and fair view

The consolidated financial statements have been prepared on the basis of the accounting records of Cableuropa, S.A.U. and subsidiaries, and include all adjustments and reclassifications required for consistency with the parent company in terms of both timing and values. These financial statements are presented in accordance with the provisions of current mercantile legislation and the rules laid down in the General Accounting Plan and in Royal Decree 1815/1991 which approved the rules for the preparation of consolidated financial statements for the purpose of giving a true and fair view of the Group’s consolidated net worth, financial situation and results.

(b)                                 Consolidation principles

These consolidated financial statements have been prepared applying the acquisition method.

These consolidated financial statements are based on the financial statements of each of the Group companies as of December 31, 2003.

The results of operations of companies acquired or sold have been included since or until the date of acquisition or sale, as appropriate.

(c)                                  Groupings of items

The consolidated financial statements are presented in a summarized form. When appropriate, an analysis is provided in the relevant note to the financial statements.

(d)                                 Comparability

The change in the accounting criteria for the depreciation of start-up costs applied in 2002 and described in note 3.g, should be considered when comparing information.

(e)                                  Uniformity

To facilitate a uniform presentation of the items included in the consolidated financial statements, the parent company’s accounting principles and standards have been applied to all the consolidated companies.

3.  Accounting policies

(a)                                  Goodwill

Goodwill relates to the positive difference between the book value of the parent company’s direct or indirect shareholdings in subsidiaries and the value of the portion of the subsidiaries’ net equity which is attributable to those shareholdings, adjusted for any latent capital gains at the date of the acquisition.

Goodwill arising as a consequence of vertical mergers within the group is shown under the caption Intangible assets.

Goodwill is amortized on a straight-line basis over 20 years as this is considered to be the average payback period for the investments concerned.

(b)                                 Balances and transactions between consolidated companies

All significant balances and transactions between consolidated companies are eliminated in the consolidation process.

(c)                                  Minority interests

Third party holdings in the common stock, reserves and results of the consolidated subsidiaries are recorded under minority interests in the consolidated balance sheet and under loss attributed to minority shareholders in the consolidated statements of profit and loss, respectively, up to the limit of their contributions.

(d)                                 Restricted cash deposits

Restricted cash deposits which mature in the short term are classified as short term investments.

(e)                                  Foreign exchange rate options

Foreign exchange rate options are stated at the lower of acquisition cost or market value of the premium cost of the premium cost at the balance sheet date.

(f)                                    Inventories

Inventories, included under the caption “Other current assets”, are stated at their weighted average acquisition cost and mainly correspond to customer premise equipment and broadcast rights to be used within one year, which are amortized on a straight-line basis.

(g)                                 Start-up costs

Start-up costs mainly include leasehold improvements and cost related to capital increases, as well as other related legal and registration costs.

All capitalized start-up costs are amortized on a straight-line basis over a period of 5 years.

Up to 2002, the Group booked costs incurred during the prematurity period as start-up costs. The Group considered the prematurity period as the period in which network construction increases faster than the company’s commercial operations. Cable multiservice operators have a significant portion of idle capacity during the early years of operations, as substantial completion of the network construction is needed before commercial launch of services.

As a consequence of the changes occurring in the telecommunications sector, as well as changes in the circumstances of the Group, particularly at the end of year 2002, and considering the Group’s intention to converge over time with International Financial Reporting Standards, the Group modified the accounting criteria related to the capitalization of start-up costs during the year 2002, writing them off completely. This change in accounting criteria resulted in an extraordinary charge of euro 139.9 million in 2002 (note 21.f).

(h)                                 Intangible assets

Intangible assets are recorded at their purchase cost or development cost, as applicable.

In addition to goodwill arising as a consequence of vertical mergers, the main items included under this caption are:

• Franchise acquisition costs

Franchise acquisition costs consist primarily of costs incurred in preparing and obtaining the telecommunications and cable television licenses and concessions in the different franchise areas.

Franchise acquisition costs are amortized on a straight-line basis over the initial 25-year license period of the concession.

• Computer software

Computer software acquired from third parties is recorded at cost. Computer software is amortized on a straight-line basis over a period of 4 years.

• Broadcast rights

The broadcast rights to be used in a period beyond one year are accounted for as intangible assets. The cost of these rights is charged to the statement of profit and loss on a straight-line basis over the term of the relevant broadcast rights agreement. The rights to be used within one year are presented as inventory in the Other current assets caption.

• Finance leases

Assets acquired under financial lease agreements are booked as intangible assets. These assets are depreciated at the same rates used for similar tangible assets. The related financial expense is charged to the statement of profit and loss over the term of the lease using the effective interest method.

(i)                                     Tangible assets

Tangible assets (property, plant and equipment), which include all network, technical equipment, infrastructure and the related direct labor and overhead, are stated at cost. Additions, replacements, installation costs and major improvements that increase productivity, capacity or efficiency or that extends the economic life of the assets are capitalized. Costs for normal repairs and maintenance are charged to the statement of profit and loss as incurred.

When tangible assets are retired or otherwise disposed of, the related asset and accumulated depreciation accounts are adjusted accordingly.

Estimated useful lives of tangible assets are shown below:

Years
Network and technical equipment	10 to 25
Customer premise equipment	6 to 7
Computer hardware	4 to 5
Other tangible assets	5 to 13

Tangible assets are depreciated on a straight-line basis, although during the prematurity period this depreciation is weighted depending on each operating company’s stage of development. This depreciation method has also been approved by the Spanish tax authorities for fiscal purposes.

The Group evaluates the carrying value of all assets whenever events or circumstances indicate the carrying value of assets may exceed their recoverable amounts. An impairment loss is recognized when the estimated future cash flows expected to result from the use of an asset are less than the carrying value of the asset (see note 8).

(j)                                     Financial assets

This caption mainly includes tax credits that have been recognized by the Group companies in their financial statements. Tax credits are accounted for as financial investments when they are expected to be recovered beyond one year.

Tax credits expected to be recovered within one year are presented as Accounts receivable.

(k)                                  Deferred expenses

Costs related to the issuance of debt and certain other financial arrangements are deferred and amortized over the life of the related debt on a straight-line basis, which approximates the costs that would be incurred under the effective interest method.

(l)                                     Short and long term liabilities

Short and long term liabilities are stated at the amount at which they are to be repaid at maturity and any implicit interest included either in their face value or repayment value is recorded under Deferred expenses.

Liabilities are classified in the Group’s balance sheet according to their maturity. Short term liabilities are those with maturity within one year and long term liabilities those maturing beyond one year.

(m)                               Cross-currency swaps

Transactions aimed to eliminate or significantly reduce exchange rate risks on asset and liability positions are treated as hedging transactions. The gains or losses arising during the life of these transactions are accrued and taken to the statement of profit and loss together with the related gains or losses on the hedged assets or liabilities.

Transactions which are not assigned to hedge exchange rate risks are not treated as hedging transactions. In transactions of this kind, the differences in market price are recorded when the transactions are finally settled. However, if potential losses are anticipated at year-end, the related provisions is recorded with a charge to the consolidated statement of profit and loss.

(n)                                 Share based compensation plan

The Group adopted a phantom stock option plan (the “Phantom Plan”), which provides eligible employees, directors and former directors with the right, subject to vesting, to receive the difference between the market value of certain number of shares of Cableuropa, S.A.U. (the Group’s parent company) or shares of Grupo Corporativo ONO, S.A. (the sole shareholder of Cableuropa, S.A.U.) as estimated by the Board of Directors and their exercise price. The maximum period to exercise the options is 10 years. The liability under the Phantom Plan is estimated annually. Changes in the value of the options, if any, would be recognized in the statement of profit and loss.

(o)                                 Transactions and balances denominated in foreign currencies

Receivables and payables denominated in foreign currencies are stated at year-end exchange rates. Transactions in foreign currencies are recorded at the exchange rates on the dates when they occur. Realized gains, together with realized and unrealized losses on exchange, are taken to the statement of profit and loss in the year. Unrealized gains are recorded in the consolidated balance sheet as deferred income and are taken to the statement of profit and loss only when realized or to the extent that losses on exchange are recognized for the same or higher amounts within each homogeneous group.

Receivable and payable balances denominated in foreign currency covered by hedging derivative financial instruments are stated at the exchange rate of the relevant instrument.

(p)                                 Severance payments

Severance indemnities that can be objectively quantified are expensed at the estimated cost in the year in which the related decision is taken.

(q)                                 Corporate income tax

Corporate income tax expense (or income) is recognized based on the reported profit or loss as adjusted for permanent differences between reported and taxable consolidated profit or loss, and the effects of any deductions. Deferred tax assets and liabilities arising from timing differences in the recognition of income and expense for accounting and tax purposes are recorded in the consolidated balance sheet until the underlying timing differences reverse, if the deferred tax assets are expected to be realized within a ten year period from the date on which they were generated.

(r)                                    Income and expenses

Income and expenses are recorded on an accrual basis, i.e. in the period in which the income or expense deriving from the goods or services provided is earned or incurred. For reasons of prudence, however, the Group only records profits realized at the year end, while foreseeable risks and potential losses are recorded as soon as they are identified.

Revenues are derived, mainly, from the sale of telecommunications and cable television services to residential and business customers and from network interconnection with other operators. Such revenues are recognized only when persuasive evidence of a sales arrangement exists, the related services have been rendered, the sales price to the customer is fixed and determinable and collectibility is reasonably assured.

4.  Short term investments

	Euro thousand
	2003	2002
Short term investments in subsidiaries(1)	2,202	2,202
Short term restricted cash deposits	—	39,110
Margin calls under swap agreements	19,556	—
Option	4,349	—
Other short term investments	5,197	11,697
Provisions	(6,551)	(2,202)
Total short term investments, net	24,753	50,807

(1)                                  Investments in Madrid Sistemas del Cable, S.A. and Sevilla Sistemas del Cable, S.A. excluded from consolidation and fully provided for as of December 31, 2003 and 2002.

(a)                                  Short term restricted cash deposits

In connection with the senior bank facility (see note 11.a), the Group committed to hold in an escrow account sufficient cash to meet all the interest payments until March 31, 2003 under the multi-borrower credit facilities between the Group and ONO Finance, PLC in relation to the Notes issued by ONO Finance, PLC.

The original deposit amounted to euro 39 million and euro 0.1 million were accrued interest as of December 31, 2002. In February 2003, the Group parcially funded the acquisition of Notes (see note 11.d) by using funds of the escrow account.

Movements on the restricted cash deposits accounts in 2003 are shown below:

Euro thousand
Short term restricted cash deposits December 31, 2002	39,110
Interest Payments	(14,010)
Interest income on short term restricted cash deposits	79
Acquisition of Notes (see note 11.d)	(25,179)
Short term restricted cash deposits December 31, 2003	—

(b)                                 Margin calls under swap agreements

According to the swap agreements subscribed, under certain circumstances the Group is committed to advance margin calls to its swap counterparties (see note 13). As of December 31, 2003 the balance of margin calls made amount to euro 19.6 million.

(c)                                  Option

In June 2003 the Group purchased a euro call/USD put option with the strike at USD 1.1729 per euro 1.00 on April 29, 2004 to cap the potential cash loss that the Group could face on maturity of the cross-currency swap agreements (see note 13). As of December 31, 2003 the remaining portion of the option is euro 4.3 million, which has been fully provided for according to the market value of the premium cost.

(d)                                 Other short term investments

It mainly comprises short term cash deposits as guarantee of part of the state subsidies (note 11.e).

5.  Accounts receivable

	Euro thousand
	2003	2002
Receivables from related parties (see note 22)	841	31,853
Accounts receivable and other debtors	57,242	49,991
Tax receivables (see note 20)	25,228	129,595
Less: Allowance for doubtful accounts	(30,451)	(23,543)
Total accounts receivable, net	52,860	187,896

6.  Start-up costs

	Euro thousand
	Balance at 12.31.2001	Additions	Transfers	Amortizations	Write off (note 21.f)	Balance at 12.31.2002
Start-up costs, net	139,418	12,177	1,231	(3,874)	(139,859)	9,093
Stock issuance costs, net	5,388	1,066	(73)	(1,708)	—	4,673
Total start-up costs	144,806	13,243	1,158	(5,582)	(139,859)	13,766

	Euro thousand
	Balance at 12.31.2002	Additions	Amortizations	Disposals	Balance at 12.31.2003
Start-up costs, net	9,093	1,603	(4,127)	(768)	5,801
Stock issuance costs, net	4,673	4	(1,698)	(13)	2,966
Total start-up costs	13,766	1,607	(5,825)	(781)	8,767

7.  Intangible assets

	Euro thousand
	Balance at 12.31.2001	Additions	Disposals	Transfers (note 10)	Balance at 12.31.2002
Cost
Goodwill	125,841	227	—	2,180	128,248
Franchise acquisition costs	11,948	7	—	—	11,955
Broadcast rights	4,708	2,907	(3,933)	—	3,682
Computer software	29,791	2,615	(13)	—	32,393
Finance leases	6,309	—	—	—	6,309
Other intangible assets	1,092	21	—	—	1,113
Total cost	179,689	5,777	(3,946)	2,180	183,700
Amortization
Goodwill	(6,879)	(6,436)	—	(138)	(13,453)
Franchise acquisition costs	(1,016)	(5,321)	(111)	—	(6,448)
Computer software	(13,047)	(7,507)	8	7	(20,539)
Finance leases	(755)	(2,372)	—	—	(3,127)
Other intangible assets	(631)	(142)	10	4	(759)
Total amortization	(22,328)	(21,778)	(93)	(127)	(44,326)
Total intangible assets, net	157,361	(16,001)	(4,039)	2,053	139,374

	Euro thousand
	Balance at 12.31.2002	Additions	Disposals	Transfers	Balance at 12.31.2003
Cost
Goodwill	128,248	—	—	260	128,508
Franchise acquisition costs	11,955	173	—	—	12,128
Broadcast rights	3,682	2,286	(5,968)	—	—
Computer software	32,393	3,289	(60)	—	35,622
Finance leases	6,309	—	—	(4,647)	1,662
Other intangible assets	1,113	7	(240)	—	880
Total cost	183,700	5,755	(6,268)	(4,387)	178,800
Amortization
Goodwill	(13,453)	(6,445)	—	(260)	(20,158)
Franchise acquisition costs	(6,448)	(273)	298	(145)	(6,568)
Computer software	(20,539)	(6,187)	13	—	(26,713)
Finance leases	(3,127)	(1,710)	—	3,357	(1,480)
Other intangible assets	(759)	(135)	48	145	(701)
Total amortization	(44,326)	(14,750)	359	3,097	(55,620)
Provisions	—	(1,737)	—	—	(1,737)
Total intangible assets, net	139,374	(10,732)	(5,909)	(1,290)	121,443

As at December 31, 2003 there were fully depreciated intangible assets, with an acquisition cost of euro 18.0 million (euro 11.8 million as at December 31, 2002), mainly corresponding to computer software.

(a)                                  Goodwill

From 2001, the Group has carried out a corporate reorganization resulting in different mergers of Cableuropa, S.A.U. and certain of its wholly owned subsidiaries. Each of these mergers required the registration of a public deed for the transaction. As these mergers were vertical mergers, there were not capital increases in the acquiring company.

The companies merged with Cableuropa in each of the three merger processes were as follows:

December 31, 2001 (with accounting effects January 1, 2001): Albacete Sistemas de Cable, S.A.U., Cable y Televisión de El Puerto, S.A.U., Cádiz de Cable y Televisión, S.A.U., Corporación Mallorquina de Cable, S.A.U., Huelva de Cable y Televisión, S.A.U., Santander de Cable, S.A.U. and TDC Sanlucar, S.A.U.

October 1, 2002 (with accounting effects January 1, 2002): Cable y Televisión de Andalucía, S.A.U., Jerez de Cable, S.L.U., Onolab Internet, S.A.U., Ono Service Provider, S.A.U. y Telesanlucar, S.L.U.

October 1, 2003 (with accounting effects January 1, 2003): ONONet Comunicaciones, S.A.U, Argos Telecomunicaciones, S.A.U., Hydra Servicios de Atención al Cliente, S.A.U. and Merlín Servicios Portadores, S.A.U.

(b)                                 Finance leases

		Euro thousand
				Installments paid in year
	Term	Cost	Purchase option value	2003	2002 and prior	Installments outstanding at 12.31.2003
Computer hardware	24/36 months	1,662	54	1,814	5,091	181

8.  Tangible Assets

	Euro thousand
	Balance at 12.31.2001	Additions	Transfers	Disposals	Balance at 12.31.2002
Cost
Network and technical equipment	984,499	73,419	199,187	(10,472)	1,246,633
Computer hardware	33,969	3,927	(86)	(17)	37,793
Other tangible assets	18,166	251	(547)	(334)	17,536
Total operating tangible assets	1,036,634	77,597	198,554	(10,823)	1,301,962
Payments on account and assets in course of construction	88,795	175,276	(200,302)	—	63,769
Total cost	1,125,429	252,873	(1,748)	(10,823)	1,365,731
Amortization
Network and technical equipment	(43,599)	(61,780)	726	1,278	(103,375)
Computer hardware	(11,061)	(7,509)	7	11	(18,552)
Other tangible assets	(3,529)	(1,653)	(155)	210	(5,127)
Total accumulated amortization	(58,189)	(70,942)	578	1,499	(127,054)
Provisions	(2,000)	(34,281)	—	—	(36,281)
Total tangible assets, net	1,065,240	147,650	(1,170)	(9,324)	1,202,396

	Euro thousand
	Balance at 12.31.2002	Additions	Transfers	Disposals	Balance at 12.31.2003
Cost
Network and technical equipment	1,246,633	60,261	144,731	(13,829)	1,437,796
Computer hardware	37,793	3,261	4,733	(495)	45,292
Other tangible assets	17,536	158	(169)	(1,639)	15,886
Total operating tangible assets	1,301,962	63,680	149,295	(15,963)	1,498,974
Payments on account and assets in course of construction	63,769	134,918	(144,547)	(2,717)	51,423
Total cost	1,365,731	198,598	4,748	(18,680)	1,550,397
Amortization
Network and technical equipment	(103,375)	(72,398)	(101)	2,801	(173,073)
Computer hardware	(18,552)	(8,019)	(3,357)	362	(29,566)
Other tangible assets	(5,127)	(1,430)	—	319	(6,238)
Total accumulated amortization	(127,054)	(81,847)	(3,458)	3,482	(208,877)
Provisions	(36,281)	(12,829)	—	2,733	(46,377)
Total tangible assets, net	1,202,396	103,922	1,290	(12,465)	1,295,143

The Group has in place insurance policies to cover potential risks affecting its tangible assets used in operations.

The network and technical equipment caption includes network construction costs within the Group’s franchise areas as well as investments in the national fiber optic network that interconnects the franchise areas and provides telecommunications services outside of these areas.

As a consequence of the decision to launch digital TV services in 2003, as at December 31, 2002 analog set top boxes, with an original cost of euro 42.8 million, were fully depreciated, resulting in a euro 32 million charge to the statement of profit and loss.

In 2003, provisions of euro 12.8 million have been recorded mainly to cover the expected technical obsolescence of certain assets included under Network and technical equipment.

In addition to the analog set top boxes, as at December 31, 2003 there are other fully depreciated tangible assets with an original cost of euro 8.4 million (euro 3.2 million as at December 31, 2002), mainly corresponding to Computer hardware.

As of December 31, 2003 and 2002 the Group had outstanding firm purchase orders with its main equipment and construction suppliers for euro 24.8 million, and euro 51.2 million respectively.

9.  Financial assets

	Euro thousand
	Balance at 12.31.2001	Additions	Disposals	Transfers	Balance at 12.31.2002
Net tax credits (note 20)	136,062	174,723	—	(67,153)	243,632
Non-cash deferred tax assets(2)	40,542	36,736	(4,780)	(3,696)	68,802
Other financial investments	2,085	—	(775)	—	1,310
	178,689	211,459	(5,555)	(70,849)	313,744

	Euro thousand
	Balance at 12.31.2002	Additions	Disposals	Transfers	Balance at 12.31.2003
Net tax credits (note 20)	243,632	4,507	(3,114)	—	245,025
Tax balance with related parties(1)	—	12,772	—	—	12,772
Non-cash deferred tax assets(2)	68,802	—	(69)	3,696	72,429
Other financial investments	1,310	2	—	—	1,312
	313,744	17,281	(3,183)	3,696	331,538

(1)                                  Balance receivable from Grupo Corporativo ONO, S.A. in relation to tax credits arising from tax consolidation in 2003 (see note 22).

(2)                                  Offsets the non-cash deferred tax liabilities in note 14.

10.  Goodwill on consolidation

	Euro thousand
	Balance at 12.31.2001	Additions/ Disposals	Transfers (note 7)	Balance at 12.31.2002
Companies
Valencia de Cable, S.A.	66,380	—	—	66,380
Región de Murcia de Cable, S.A.	64,826	—	—	64,826
Mediterránea Norte Sistemas de Cable, S.A.	56,072	—	—	56,072
Mediterránea Sur Sistemas de Cable, S.A.	79,377	—	—	79,377
Cable y Televisión de Andalucía, S.A.U.	1,505	—	(1,505)	—
NSEC, B.V.	1,148	—	—	1,148
Telesanlúcar, S.L.U.	675	—	(675)	—
Univertel Comuniçacôes Universais, S.A.	878	—	—	878
Merlín Servicios Portadores, S.A.U.	260	—	—	260
Total Cost	271,121	—	(2,180)	268,941
Less amortization	(14,958)	(13,434)	138	(28,254)
Provision	—	(754)	—	(754)
Total goodwill, net	256,163	(14,188)	(2.042)	239,933

	Euro thousand
	Balance at 12.31.2002	Additions/ Disposals	Transfers (note 7)	Balance at 12.31.2003
Companies
Valencia de Cable, S.A.	66,380	—	—	66,380
Región de Murcia de Cable, S.A.	64,826	—	—	64,826
Mediterránea Norte Sistemas de Cable, S.A.	56,072	—	—	56,072
Mediterránea Sur Sistemas de Cable, S.A.	79,377	—	—	79,377
NSEC, B.V.	1,148	—	—	1,148
Univertel Comuniçacôes Universais, S.A.	878	—	—	878
Merlín Servicios Portadores, S.A.U.	260	—	(260)	—
Total Cost	268,941	—	(260)	268,681
Less amortization	(28,254)	(13,390)	260	(41,384)
Provision	(754)	—	—	(754)
Total goodwill, net	239,933	(13,390)	—	226,543

Transfers from goodwill on consolidation to intangible assets result from the merger processes described in note 7.a.

11.  Short and long term debt

The detail of short and long term debt as at December, 31 2002 is as follows:

		Euro thousand
Type of debt	Average interest rate%	Maximum available as at 12.31.02	2003	2004	2005	2006	2007	Subsequent years	Total debt	Accrued interest expenses
Debts with credit entities
senior bank facility	7.05	445,000	—	—	—	—	—	270,000	270,000	2,678
VAT facility	4.44	35,000	21,741	—	—	—	—	—	21,741	162
La Caixa loan	4.17	3,005	1,046	1,657	—	—	—	—	2,703	59
Leasing	5.41	—	1,823	172	—	—	—	—	1,995	—
Other credit facilities	4.32	28,910	15,750	—	—	—	—	—	15,750	27
Total debt with credit entities			40,360	1,829	—	—	—	270,000	312,189	2,926
Other debts
Debt related to Notes issues			—	—	—	—	—	974,009	974,009	39,060
State subsidies			—	689	3,414	3,414	3,414	6,146	17,077	—
Total other debts			—	689	3,414	3,414	3,414	980,155	991,086	39,060
Total short and long term debts			40,360	2,518	3,414	3,414	3,414	1,250,155	1,303,275	41,986

The detail of short and long term debt as at December, 31 2003 is as follows:

		Euro thousand
Type of debt	Average interest rate%	Maximum available as at 12.31.03	2004	2005	2006	2007	2008	Subsequent years	Total debt	Accrued interest expenses
Debt with credit entities
senior bank facility	5.82	675,000	—	—	—	245,246	269,754	—	515,000	4,841
VAT facility	3.37	8,500	8,180	—	—	—	—	—	8,180	27
La Caixa loan	3.30	1,654	1,654	—	—	—	—	—	1,654	24
Leasing	4.74	—	181	—	—	—	—	—	181	—
Other credit facilities	3.48	37,600	5,597	—	—	—	—	—	5,597	24
Total debt with credit entities			15,612	—	—	245,246	269,754	—	530,612	4,916
Other debts
Debt related to Notes issues			—	—	—	—	—	410,427	410,427	20,009
State subsidies			689	3,703	5,315	5,315	5,170	5,957	26,149	—
Total other debts			689	3,703	5,315	5,315	5,170	416,384	436,576	20,009
Total short and long term debt			16,301	3,703	5,315	250,561	274,924	416,384	967,188	24,925

(a)                                  Senior bank facility

In August 2001, the Group entered into a senior secured bank facility with a series of banks, to provide financing of up to euro 800 million for the network construction, capital expenditure and working capital requirements of the Group.

On February 13, 2003, as part of the approval process for the partial cancellation of the Notes (see note 11.d), a number of amendments were made to the senior bank facility. The most important amendments were: the reduction in size of the senior bank facility from euro 800 million to euro 750 million, the reduction in maximum amounts available under the facility during 2003, amendments to financial covenants and the inclusion of a new covenant on capital expenditure.

The facility is structured in different tranches. As of December 31, 2003 the Group had drawn euro 515 million under the euro 750 million senior bank facility. The maturity date of the senior bank facility is December 31, 2008.

Interest/Fees

The senior bank facility bears interest at a floating rate determined by reference to EURIBOR plus a margin.

Arrangement and underwriting fees paid in 2001 were accounted for as Deferred expenses. A commitment fee on the undrawn amount is payable quarterly in arrears. Facility agent and security agent fees are also payable.

Guarantees

As security for the senior bank facility, the lenders thereunder have been granted a first-ranking security interest in:

•             Shares of Cableuropa, S.A.U. owned by Grupo Corporativo ONO, S.A., the Group’s sole shareholder, and Cableuropa’s shares in the rest of the borrowers; and

•             Material assets of the borrowers to the extent that this can be granted, including material contracts, intra-group loans, bank accounts, insurance policies, and intellectual property.

The borrowers have jointly and severally guaranteed all amounts owed under the senior bank facility on a senior basis.

The senior bank facility also contains other financial and non-financial covenants which, among other things, establish conditions for the incurrence of additional indebtedness, assets sales, sale and leaseback arrangements, acquisitions, the making of loans and guarantees, prepayment of other indebtedness, investments, dividends, entry into material contracts, voluntary prepayment and mandatory prepayment in certain circumstances.

(b)                                 Value added tax discounting facility (“VAT facility”)

In June 2003, the Group entered into a VAT discounting facility with a group of Spanish institutions in relation to the 2003 VAT refunds, similar to a previous facility signed in 2002. VAT refunds in Spain are received after the end of the year for which the VAT refund has been generated and paid. The VAT discounting facility allows the Group access to VAT refunds at an earlier time. The facility is secured by a pledge over the VAT receivables from the Spanish tax authorities and over the bank account to which those refunds are to be credited. Borrowings under the discounting facility are limited to the lower of 95% of the Group’s receivables from the Spanish tax authorities or euro 8.5 million. The facility is paid off upon receipt of the refund and bears interest at a floating rate determined by reference to EURIBOR plus a margin. As of December 31, 2003 the Group had borrowed euro 8.2 million under the facility (euro 21.7 million as of December 31, 2002).

(c)                                  Other credit facilities

The Group has a series of short term credit lines, with different credit entities, which usually bear interest at EURIBOR plus a margin.

(d)                                 Debt related to Notes issues

Debt related to Notes issues corresponds to the multi-borrower credit facilities between the Group and ONO Finance, PLC (the issuer) in relation to the Notes issued by the latter.

The principal activity of ONO Finance, PLC, established in the United Kingdom, is that of a finance company. ONO Finance, PLC’s business is the issuance of debt securities and the on-lending of the proceeds of such debt offerings to the Group. ONO Finance, PLC is owned 2% by Cableuropa, S.A.U.

The Group’s cable multiservice operators, are obligors and guarantors under each of the indentures governing the Notes. These guarantees are provided on a joint and several basis.

Since May, 1999, ONO Finance, PLC has issued 5 different tranches of securities in the form of Senior Subordinated Notes (the “Notes”), which are listed on the Luxembourg stock exchange. In February 2003, part of these Notes were cancelled giving rise to an extraordinary income.

Detail of outstanding Notes as of December 31, 2003 is a follows:

Issue date	Number of Notes	Face value per Note	Annual coupon	Maturity
6 May 1999	92,098	1,000 USD	13%	1 May 2009
6 May 1999	45,628	1,000 EURO	13%	1 May 2009
30 June 2000	113,702	1,000 EURO	14%	15 July 2010
9 February 2001	83,514	1,000 USD	14%	15 February 2011
9 February 2001	112,053	1,000 EURO	14%	15 February 2011

All coupons are payable semi-annually.

The Notes mature 10 years after each issue, but the issuer has the right, at its own discretion, to repay them in advance, subject to certain conditions, from the fifth anniversary of their issue.

Multi-borrower credit facilities (MBCF)

In connection with, and on the same date of, each of ONO Finance, PLC’s Notes issues, Cableuropa, S.A.U. and the Group’s other cable multiservice operators, as borrowers and guarantors and ONO Finance, PLC as lender, entered into multi-borrower credit facilities agreements, to transfer the Notes proceeds to the guarantors, in return for the guarantors agreeing to reimburse ONO Finance, PLC with:

•             the total face value of the Notes at their maturity, being the issue value of the Notes plus a management and reimbursement fee (“MRF”), that matches the Notes discounts, to be paid at maturity, and

•             enough interest to cover coupon payments on the Notes plus a margin.

An analysis of the outstanding MBCF’s as at December 31, 2003, is a follows:

		Euro or USD thousand (as applicable)			Euro thousand (except percentages)
Maturity	Currency	Principal	MRF(1)	Total debt	Total debt(2)	Coupon(3)	Accrued interest expenses
2009	USD	90,677	1,421	92,098	72,920	13.214%	1,580
2009	EURO	44,924	704	45,628	45,628	13.214%	988
2010	EURO	113,702	—	113,702	113,702	14.010%	7,301
2011	USD	71,992	11,522	83,514	66,124	16.252%	4,253
2011	EURO	96,594	15,459	112,053	112,053	16.252%	5,887
					410,427		20,009

(1)                                  Management and reimbursement fee. Accounted for as deferred expenses and amortized on a straight-line basis over the MBCF duration.

(2)                                  Notes nominated in USD have been converted applying the official exchange rate published by the ECB on December 31, 2003 of euro 1.00 = USD 1.2630.

(3)                                  Coupon payable on principal.

Cancellation of the Notes

During the year 2002, the sole shareholder of the Group, Grupo Corporativo ONO, S.A., purchased Notes issued by ONO Finance, PLC in the open market and through a tender offer.

The purpose of the tender offer and the open market purchases of Notes was to reduce the level of indebtedness of the Group in order to enhance its operating and financial flexibility and improve its position to meet its strategic objectives.

As part of the process of the cancellation of the Notes, the following transactions took place:

•             On February 13, 2003 Grupo Corporativo ONO, S.A. sold all of the Notes to the Group other than euro 30 million (face value) of 2011 Notes that it retained. The Group transferred the Notes to ONO Finance, PLC in exchange for a reduction in the amounts owed under the multi-borrower credit facilities.

•             On February 13, 2003, Grupo Corporativo ONO, S.A. granted a loan to Cableuropa, S.A.U. amounting to euro 98.5 million (see note 16).

•             On February 13, 2003 Cableuropa, S.A.U., signed all the necessary documentation with the syndicate of banks, allowing it to fund partially the acquisition of Notes from Grupo Corporativo ONO, S.A. by drawing euro 22.1 million from the senior bank facility, and by using funds of the “escrow account”, amounting to euro 25.2 million. A number of additional amendments were made to the senior bank facility as part of the approval process for the transaction.

•             In addition, Cableuropa and its subsidiaries agreed with ONO Finance, PLC the required amendments to the multi-borrower credit facilities to reflect the partial cancellation of the Notes of Cableuropa, S.A.U. and its subsidiaries with ONO Finance, PLC.

•             The cancellation of the Notes and the amendment to the multi-borrower credit facilities generated an extraordinary gain which is included under the caption “Net extraordinary income” of the 2003 consolidated statement of profit and loss.

	Euro thousand
	Cancelled MBCF		Deferred expenses cancelled	Cost	Extraordinary gain
EUR Notes 13% due 2009	79,372		4,082	23,756	51,534
USD Notes 13% due 2009	205,047		9,331	50,628	145,088
EUR Notes 14% due 2010	86,298		2,402	25,828	58,068
EUR Notes 14% due 2011	37,947		5,337	11,358	21,252
USD Notes 14% due 2011	126,245	(1)	17,403	32,245	76,597
	534,909		38,555	143,815	352,539	(2)

(1)                                  Includes euro 18.5 million corresponding to deferred income due to unrealized exchange rate differences.

(2)                                  The net extraordinary gain, considering the estimated foreign exchange rate loss under the swap agreements (euro 38.9 million, see note 13) was euro 313.6 million.

(e)                                  State Subsidies

Starting in 2001 and as part of each year’s Spanish Programme for the Promotion of Technology Innovation (PROFIT), Cableuropa, S.A.U. obtained subsidies from the Spanish Ministry of Science and Technology to finance the development of certain technology innovation projects. These subsidies are characterized as long term loans maturing in five equal annual installments starting on the third anniversary of the grant. These loans bear no interest and the obligations thereunder are supported by bank guarantees. These loans expire between 2004 and 2010. As of December 31, 2003 a total of euro 26.1 million have been granted (euro 17.1 million as of December 31, 2002) of which euro 1.0 million is pending to be drawn and euro 0.7 million is repayable in 2004.

12.  Accounts payable

	Euro thousand
	2003	2002
Commercial Suppliers	100,283	97,602
Taxes and social security (see note 20)	13,484	19,702
Fixed asset suppliers	61,501	97,296
Fixed asset suppliers—related parties (see note 22)	28,764	18,328
Creditors—related parties (see note 22)	6,949	395
Other short term creditors	9,991	12,747
	220,972	246,070

13.  Other current liabilities

	Euro thousand
	2003	2002
Cross-currency swaps	37,507	—
Other	13,995	11,117
	51,502	11,117

Cross-currency swaps

In May 2000 and July 2002, the Group entered into different cross-currency swap agreements to hedge part of its USD Notes related debt.

In May 2000 the Group signed swap agreements (“the 2000 swap agreements”) to hedge the principal amount of the Group’s 2009 USD Notes related debt until May 2004 (the first call date of the 2009 Notes) and all coupon payments on these Notes until that date (other than those provided for under the escrow account agreements).

In July 2002, the Group entered into a further swap agreement (“the 2002 swap agreement”) to hedge 50% of the coupon payments on the 2011 USD Notes related debt until the first call date thereunder of February 2006.

The nature of the swap agreements is such that if there are significant increases in the value of the euro against the USD, the Group is required to advance margin calls to the counterparty banks. In the first half of 2003, the Group advanced a total of euro 39.1 million.

After the partial cancellation of the Notes (see note 11.d) in February 2003, the Group faced a potential exchange rate loss for the ineffective part of the hedge amounting to euro 38.9 million, included under the caption “Net extraordinary income/expense”.

In June 2003, in view of the significant appreciation of the euro against the USD, the Group purchased an euro call/USD put option with the strike at USD 1.1729 per euro 1.00 on April 29, 2004 (see note 4), which protects the Group from any appreciation of the euro against the USD above that rate.

In July 2003, the Group unwound 25% on the principal of the 2000 swap agreements and 100% of the coupons remaining, corresponding to the interest payments in November 2003 and May 2004. Accordingly, in line with the partial unwind of the principal of the swaps, 25% of the option was sold back to the counterparty banks. In August 2003, the Group unwound a further 25% on the principal of the cross-currency swaps and on the option. Therefore, after carrying out both transactions, 50% of the 2000 principal swap agreements and option are outstanding as of December 31, 2003.

Since June 2003, the 2000 swap agreements are treated as non-hedging instruments whereas the 2002 swap agreement is partially treated as a hedging agreement in as much as it covers the debt related to the coupon payments on the 2011 USD Notes until February 2006.

The total remaining potential liability related to these derivative financial instruments (at the rate as of December 31, 2003) is fully accounted for in an amount of euro 37.5 million included in the caption “Other current liabilities” and euro 0.9 million included under “Other long term liabilities”. The maximum potential cash effect of these losses would be reduced by euro 19.6 million since this amount has already been advanced to the swaps counterparties and included in the caption “Short term investments, net” (see note 4).

The net losses related to these financial instruments, which occurred between February 13, 2003 and December 31, 2003, amount to euro 17.6 million, net of the positive effect of the related liability’s decrease due to the depreciation of the USD, and were recorded under the caption “Net financial expense” (note 21.e) of the consolidated statement of profit and loss.

14.  Other long term liabilities

	Euro thousand
	2003	2002
Deferred income	36,864	26,324
Equity value certificates	25,462	25,462
Non-cash deferred tax liabilities(1)	72,429	68,802
Other	883	—
Total	135,638	120,588

(1)                                  Offset by the related non-cash deferred tax assets in note 9. See also note 20.

(a)                                  Deferred income

Deferred income as of December 31, 2003 mainly comprises the unrealized gains on exchange rate translation associated to the multiborrower credit facilities (see note 11).

(b)                                 Equity value certificates (EVCs)

Together with the issue of the 2009 Notes and the 2011 Notes, ONO Finance, PLC issued EVCs. These EVCs are guaranteed by Cableuropa, S.A.U.

The EVCs entitle their holders to receive cash in an amount equal to the market value of a number of shares of Cableuropa, S.A.U. This number of shares can be diluted in relation to the percentage of Cableuropa, S.A.U.’s total shares under certain circumstances.

An analysis of the outstanding EVCs, as of December 31, 2003 and 2002 is as follows:

	Number of EVCs	Liability in euro thousand	Maturity(1)
EVCs USD 2009	275,000	5,926	31 May 2009
EVCs EURO 2009	125,000	2,859	31 May 2009
EVCs USD 2011	200,000	9,779	15 February 2011
EVCs EURO 2011	150,000	6,898	15 February 2011
		25,462

(1)                                  Certain circumstances such as an IPO of Cableuropa may trigger a payment event prior to maturity

At the time of each EVC issue and each EVC agreement, the Group accounted for a liability in an amount equal to the EVC proceeds received. The value of the liability derives from the estimated market value of Cableuropa, S.A.U. shares, and accordingly the book amount of these liabilities may be subject to changes.

15.  Provisions for commitments and contingencies

	Euro thousand
	Balance at 12.31.2002	Additions	Amounts used	Disposals	Balance at 12.31.2003
Provision for discontinuing operations in Portugal	10,922	—	(3,960)	—	6,962
Other provisions for liabilities and charges	9,094	2,100	(4,081)	(2,726)	4,387
	20,016	2,100	(8,041)	(2,726)	11,349

(a)                                  Provision for discontinued operations in Portugal

As of December 31, 2002 the Group accounted for a provision to cover losses and contingencies derived from the decision of discontinuing operations in Portugal, amounting to euro 10.9 million. Out of this amount, in 2003 euro 4.0 million have been applied to cover the dismantling costs.

(b)                                 Other provisions for liabilities and charges

The caption “Other provisions for liabilities and charges” as of December, 31 2002 included redundancy costs related to the “Expediente de Regulación de Empleo” (regulated reduction of workforce) in Cableuropa, S.A.U. announced on July 31, 2002. Under this agreement, 322 employees had been made redundant by December 31, 2003 and euro 4.3 million had been paid as redundancy costs (236 employees and euro 3.4 million by December 31, 2002). This workforce reduction formally ended on December 31, 2003.

Furthermore in 2003 the Group launched an Incentive plan aimed to attract and retain certain key employees and directors. The eligible employees have the right, subject to certain conditions, to receive an extraordinary cash bonus after three years since granted. The accrued provision as of December 31, 2003, amounts to euro 2.1 million.

16.  GCO loan

On February 13, 2003, as part of the process of the cancellation of the Notes (see note 11.d) Grupo Corporativo ONO, S.A. granted a loan to the Group amounting to euro 98.5 million. This loan, which ranks subordinate to the senior bank facility, but pari passu to the multi-borrower credit facilities, bears annual interest of 7.5% and matures on March 1, 2011 or on an earlier date if (i) all the obligations from financial contracts and multi-borrower credit facilities have been satisfied or (ii) a General Shareholder Meeting is announced to approve the capitalization of this debt as capital.

17.  Participative loan

In 2002, the Group’s sole shareholder, Grupo Corporativo ONO, S.A. received euro 300 million from its shareholders as equity and contributed the same amount to the Group as participative loans (one loan of euro 100 million on January 31, 2002 and another loan of euro 200 million on March 30, 2002).

The participative loans will accrue a variable interest rate of 0.25% per annum on the volume of revenues of the Group, once revenues have surpassed euro 747 million on a quarterly basis.

The interest will not be paid to Grupo Corporativo ONO, S.A. except when all amounts related to the senior bank facility and any other senior debt of the Cableuropa Group (including principal and interest), have been fully met. Interest added to the principal will be met by a one- off payment on the expiry date of the loan (December 31, 2011).

18.  Shareholders’ equity

	Euro thousand (except number of shares)
	Number of shares	Common stock	Share premium	Accumulated deficit	Net profit/ (loss) for the year	Total
Balance, December 31, 2001	484,662,719	484,663	337,746	(194,645)	(216,920)	410,844
Transfer of 2001 net loss	—	—	—	(216,920)	216,920	—
Net loss for the year	—	—	—	—	(194,642)	(194,642)
Balance, December 31, 2002	484,662,719	484,663	337,746	(411,565)	(194,642)	216,202
Transfer of 2002 net loss	—	—	—	(194,642)	194,642	—
Net profit for the year	—	—	—	—	97,019	97,019
Balance, December 31, 2003	484,662,719	484,663	337,746	(606,207)	97,019	313,221

(a)                                  Common stock

The common stock in Cableuropa, S.A.U. as at December 31, 2003 is 484,662,719 euros and consist of 484,662,719 fully subscribed and paid ordinary bearer shares with a par value of euro 1.00 each.

(b)                                 Shareholder

The sole shareholder of the Group’s parent company (Cableuropa, S.A.U.) as of December 31, 2003 is Grupo Corporativo ONO, S.A.

In January 2002, all the shareholders of Cableuropa, S.A.U. exchanged their shares in this company for shares in Grupo Corporativo ONO, S.A. through a capital increase in the latter, leaving Grupo Corporativo ONO, S.A. as the sole shareholder of Cableuropa, S.A.U. This transaction was registered with the Mercantile Register in Madrid in January 2002.

On the same date, the shares of Cableuropa, S.A.U. owned by Grupo Corporativo ONO, S.A. were pledged to secure the senior bank facility mentioned in note 11.

The shareholders of Grupo Corporativo ONO, S.A. as of December 31, 2003 were the following:

Shareholder	Voting Shareholdings %	Non voting Shareholdings %	Total ownership (%)
Spanish Telecommunications Limited, S.à.r.l.(1)	44.04	0.00	44.04
Cántabra de Inversiones, S.A.(2)	17.05	2.94	19.99
Ferrovial Telecomunicaciones, S.A.	9.27	1.39	10.66
Val Telecomunicaciones, S.L.(3)	9.43	0.44	9.87
Grupo Multitel, S.A.	9.25	0.24	9.49
GE Structured Finance, Inc.	0.00	3.13	3.13
Bas Capital Funding Corporation(4)	0.00	1.42	1.42
Capital Communications Cdpq, Inc	0.00	1.40	1.40
Total	89.04	10.96	100.00

(1)                                  Company whose ultimate shareholders are Bank of America, GE Capital and CDPQ.

(2)                                  Company wholly owned by Banco Santander Central Hispano.

(3)                                  Company which aggregates the main former local shareholders of the cable multiservice operators.

(4)                                  Company whose ultimate shareholder is Bank of America.

(c)                                  Reserves (accumulated losses) in companies consolidated by the acquisition method.

As of December 31, 2003 and 2002 the reserves (accumulated deficit) in companies consolidated by the acquisition method are as follows:

	Euro thousand
	Balance at 12.31.2002	Merger movements	Transfer of 2002 losses	Balance at 12.31.2003
Mediterránea Sur Sistemas de Cable, S.A.	44,451	—	31,109	75,560
Mediterránea Norte Sistemas de Cable, S.A.	38,009	—	28,219	66,228
Región de Murcia de Cable, S.A.	37,868	—	20,643	58,511
Valencia de Cable, S.A.	53,231	—	32,931	86,162
Ononet Comunicaciones, S.A.U.	1,634	(1,634)	—	—
Merlín Servicios Portadores, S.A.U.	3,656	(3,656)	—	—
Argos Telecomunicaciones, S.A.U.	(62)	62	—	—
Univertel Comunicaçôes Universais, S.A.	4,575	—	4,021	8,596
Hydra Servicios de Atención al Cliente, S.A.U.	135	(135)	—	—
NSEC International, B.V.	11	—	(130)	(119)
	183,508	(5,363)	116,793	294,938

(d)                                 Distribution of net profit

The Board of Directors of the Group’s parent company proposes that the net profit for the financial year be transferred to compensate the accumulated deficit.

(e)                                  Approved capital increases.

On November 25, 2003 the Shareholder’s meetings of four of the Group companies approved the reduction and subsequent increase of the share capital of these companies in order to reduce their cumulative losses, as shown in the table below:

	Euro thousand
		Capital increase
	Capital reduction	Capitalisation of credits	Cash contributions	Total capital increase
Mediterránea Sur Sistemas de Cable, S.A.	(45,092)	44,025	975	45,000
Mediterránea Norte Sistemas de Cable, S.A.	(38,910)	44,024	976	45,000
Región de Murcia de Cable, S.A.	(40,790)	24,985	15	25,000
Valencia de Cable, S.A.	(56,051)	35,327	673	36,000

These transactions are expected to be finalised in 2004 (note 27.b).

19.                               Third party guarantees and other contingent liabilities

Certain Group companies have obtained performance bonds from Spanish credit institutions to guarantee compliance with specific commitments related to network construction, among others with the Ministry of Science and Technology, City Councils and other organizations related to the cable television and telecommunications licenses.

The breakdown of the commitments under such performance bonds is set out below:

	Euro thousand
	2003	2002
Ministry of Science and Technology	41,911	44,552
City Councils and other organizations	7,853	9,214
	49,764	53,766

Due to the partial conversion of cable telecommunications licenses into telecommunications service licenses, the Group considers that it will be released from the need to provide a portion of these performance bonds within the short term.

Out of the euro 41.9 million guarantees to the Ministry of Science and Technology, as of December 31, 2003 euro 21.6 million (euro 17.5 million as of December 31, 2002) correspond to bank guarantees for the repayment of the state subsidies described in note 11.e.

20.                               Tax situation

(a)                                  Tax consolidation

In 2002, Grupo Corporativo ONO, S.A., the sole shareholder of the Group’s parent company presented its application to the tax authorities for the tax consolidation regime. The Group consolidates for tax purposes from January 1, 2003.

The parent company for tax consolidation purposes is Grupo Corporativo ONO, S.A. and the Group companies included in the tax group are:

• Cableuropa, S.A.U.

• Valencia de Cable, S.A.

• Mediterránea Norte Sistemas de Cable, S.A.

• Mediterránea Sur Sistemas de Cable, S.A.

• Región Murcia de Cable, S.A.

(b)                                 Corporate Income Tax

Corporate income tax for the year is calculated based on book result before taxes obtained by the Group companies, as adjusted by permanent differences arising with respect to reported profit or loss, which is considered to be taxable income, less any tax credits or deductions.

The reconciliation of taxable and reported profit at December 31, 2003 is as follows:

	Euro thousand
	Increase	Decrease	Amount
Reported profit before taxes			150,008
Permanent differences:
(a) arising in individual companies	32,670	(15,459)	17,211
(b) arising from consolidation adjustments	16,117	(19,067)	(2,950)
Taxable profit			164,269

The estimated tax expense for the year 2003 amounts to euro 57.5 million and is the result of applying a 35% tax rate to the taxable result. Additionally, an income tax credit of euro 4.5 million has been recorded in 2003 in relation to previous years’ tax losses.

(c)                                  The movement in deferred tax assets and deferred tax liabilities in 2003 is as follows:

	Euro thousand
	Opening balance				Income tax credit/(charge)		Receivable from related parties	Closing balance Long term assets
	Current	Long term	Total	Mergers	Previous years	Profit 2003
Tax credit up to 1999	38,981	—	38,981	—	4,507	(43,488)	—	—
Tax credit 2000	31,868	56,149	88,017	(42)	—	(14,007)	(12,772)	61,196
Tax credit 2001	—	132,843	132,843	(27)	—	—	—	132,816
Tax credit 2002	—	123,442	123,442	—	—	—	—	123,442
Total Tax credits	70,849	312,434	383,283	(69)	4,507	(57,495)	(12,772)	317,454
Deferred tax liabilities 2000	(3,696)	(15,379)	(19,075)	42	—	—	—	(19,033)
Deferred tax liabilities 2001	—	(35,762)	(35,762)	27	—	—	—	(35,735)
Deferred tax liabilities 2002	—	(17,661)	(17,661)	—	—	—	—	(17,661)
Total deferred tax liabilities	(3,696)	(68,802)	(72,498)	69	—	—	—	(72,429)
Total net tax credit	67,153	243,632	310,785	—	4,507	(57,495)	(12,772)	245,025

The Group has recorded tax credits arising from the tax loss carry forwards from 1999 to 2002 (see note 9).

In accordance with current Spanish accounting legislation, in 2002, on top of the euro 123 million tax credit corresponding to the 2002 net losses, the Group recognized the tax credits relating to 2000, as the circumstances that led to these credits not being registered in 2000 changed significantly. The tax credit corresponding to 2000 taxable losses amounted to euro 88 million, as the result of applying 35% to the taxable losses.

(d)                                 Tax loss carry forwards

At December 31, 2003 the Group has the following tax loss carry forwards to be compensated by profits obtained in 2003 (see note 20.c above) and in future years:

Year	Euro thousand
1992	13
1993	206
1994	752
1995	3,103
1996	6,860
1997	11,107
1998	10,759
1999	104,465
2000	251,437
2001	366,415
2002	352,529
1,107,646

In accordance with current legislation, tax-loss carry forwards must be offset within fifteen years from the first year profits are obtained for companies incorporated after January 1, 1996. Companies incorporated before that date can offset tax-loss carry forwards in the fifteen years following the year in which they were recorded. The Directors of Cableuropa, S.A.U. consider that these amounts will be recovered within the deadlines established by law.

(e)                                  Taxes and social security

Short term balances between the Group and the tax authorities and Social Security as at December 31, 2003 and 2002 are as follows:

	Euro thousand
	2003	2002
Accounts receivable from the tax authorities and Social Security (see note 5)
VAT receivable	23,663	54,435
Withholdings and interim payments made	9	1,488
Short term tax credits	—	70,849
Others	1,556	2,823
	25,228	129,595
Accounts payable to the tax authorities and Social Security (see note 12)
VAT payable	10,829	10,370
Personal income tax withholdings payable	1,446	3,225
Social security payable	1,209	2,411
Deferred tax liability	—	3,696
	13,484	19,702

The Group’s tax returns for most of the taxes to which it is liable are open to inspection for all years which have not become statute-barred. Group management do not expect any significant liabilities to arise in the event of an inspection of these years.

21.                               Income and expenses

(a)                                  Revenues

	Euro thousand
	2003	2002	2001
Residential services
Telephony	184,035	133,072	79,342
Television	83,032	62,336	38,305
Internet	62,299	39,056	18,104
Business and other services	29,221	18,974	7,854
	358,587	253,438	143,605

(b)                                 Cost of services

Direct cost of sales mainly includes programming, interconnection and connectivity expenses.

(c)                                  Selling, general and administrative expenses

	Euro thousand
	2003	2002	2001
Wages and salaries	50,842	53,673	51,713
Employer’s Social Security contributions and other employee costs	17,001	15,586	23,260
Taxes other than income tax	5,262	4,490	2,597
Other operating expenses	93,014	107,072	110,896
	166,119	180,821	188,466

In 2003, 2002 and 2001, the Group’s average number of employees was as follows:

Professional category	2003	2002	2001
Executives	49	59	65
Technicians and middle management	1,413	1,366	1,628
Administrative staff	291	240	103
	1,753	1,665	1,796

An analysis of Other operating expenses is as follows:

	Euro thousand
	2003	2002	2001
Rental expenses	23,217	26,617	19,571
Professional services	17,863	25,571	37,398
Marketing and selling expenses	12,288	20,083	18,447
Other services	17,453	13,431	19,011
Provision for doubtful accounts	13,803	13,338	8,154
Supplies	5,339	4,981	6,315
Bank commissions	1,806	1,484	612
Insurance premiums	1,102	980	740
Other expenses	143	587	648
	93,014	107,072	110,896

(d)                                 Costs capitalized as property and equipment and start-up costs

The expenses associated with the development and construction of the Group’s networks are capitalized as an addition in the cost of the network. These expenses are recorded under the heading “Costs capitalized as property and equipment and start-up costs” in the consolidated statements of profit and loss. Furthermore, up to 2002, a portion of operating expenses was capitalized as start-up costs since several Group companies were still in a pre-maturity stage during 2001.

(e)                                  Net Financial (expense)/income

	Euro thousand
	2003	2002	2001
Financial income:
Interest on restricted cash deposits (see note 4)	79	496	2,697
Interest on fixed-income securities	242	649	5,177
EVC revaluation income (see note 14)	—	51,492	—
Exchange rate differences—gains	1,937	19,096	33,246
Other financial income	1,069	2,418	598
	3,327	74,151	41,718
Less financial expense:
Bank commissions	3,677	7,949	9,279
Amortization of deferred expenses	10,024	13,347	8,225
Interest on Debt related to notes issues	66,951	125,093	129,925
Interest on senior bank facility	25,511	11,602	5,021
Interest on GCO loan	6,611	—	—
Loss on derivative instruments (see note 13)	17,647	—	—
Exchange rate differences—losses	1,509	9,167	29,047
Other financial expense	1,645	3,754	7,091
	133,575	170,912	188,588
Net financial expense	(130,248)	(96,761)	(146,870)

(f)                                    Net extraordinary income/(expense)

	Euro thousand
	2003	2002	2001
Extraordinary income:
Cancellation of the Notes (see note 11.d)	313,619	—	—
Gains on disposals of tangible assets	—	—	1,047
Application of the provision for phantom plan	—	16,660	749
Reversal of allowance for doubtful accounts	4,092	—	—
Other extraordinary income	3,185	353	2,453
	320,896	17,013	4,249
Less extraordinary expenses:
Loss on disposal of fixed assets	1,604	—	524
Provision for guarantee execution risks and others	—	—	3,000
Scrapping of tangible assets	—	—	932
Write off and provision for depreciation of intangible assets	6,163	—	—
Write off and provision for depreciation of tangible asset	14,376	34,281	—
Write off of start-up costs (see notes 3.g and 6)	—	139,859	—
Provision for discontinued operations in Portugal (see note 15)	—	10,922	—
Other extraordinary expenses	493	3,714	3,134
	22,636	188,776	7,590
Net extraordinary income/(expense)	298,260	(171,763)	(3,341)

Provision for share-based compensation plan (Phantom Plan)

The “Phantom Plan” provides certain eligible employees and directors with the right, subject to vesting, to receive the difference between the fair value of certain number of shares of Cableuropa, S.A.U. (estimated by the Board of Directors) and their exercise price. The maximum period to exercise the options is 10 years. The liability under the Phantom Plan is recalculated annually. Changes in the estimated fair value of the options are recognized fully in the statements of profit and loss in the year incurred.

Options granted under the Phantom Plan vest progressively in equal thirds on the 3.5, 4.5 and 5.5 anniversaries of the effective date of grant.

As of December 31, 2002, as a result of the decrease in the fair value of the shares of Cableuropa, S.A.U. for the purposes of the Phantom Plan as determined by the Board of Directors of the Company, an extraordinary income of euro 16.7 million was recorded in the consolidated statements of profit and loss.

As of December 31, 2003, for the purposes of the Phantom Plan, the Group’s Board of Directors has considered that the fair value of the shares of Cableuropa, S.A.U. has not varied. Furthermore, in 2003 certain directors, former directors and executives of the Group have been granted options referenced to the value of Grupo Corporativo ONO, S.A. shares.

A summary of the Phantom Plan is as follows:

	December 31, 2003		December 31, 2002
	Number of options	Weighted average exercise price (euro)	Number of options	Weighted average exercise price (euro)
Outstanding at beginning of period	13,716,373	1.87	15,210,991	1.90
Granted during period	9,978,951	1.00	—	—
Cancelled during period	(9,534,119)	1.99	(1,494,618)	2.69
Outstanding at end of period	14,161,205	1.13	13,716,373	1.87
Vested at end of period	9,320,212	1.14	5,948,728	1.16

22.                               Balances and transactions with Group companies and related parties

The balances as at December 31, 2003 and 2002 with group companies and related parties and volumes of transactions carried out with them in 2003, 2002 and 2001 are set out below:

	Euro thousand
Balances (excluding participative loans)	Accounts receivable (note 5)	Tax Balances(1)	Commercial suppliers (note 12)	Fixed assets suppliers (note 12)	GCO loan (note 16)	Interest payable (note 12)
Grupo Corporativo ONO, S.A.	—	12,772	—	—	98,464	6,611
Spanish Telecommunications Limited, S.à.r.l.	365	—	111	—	—	—
Unión temporal de empresas(2)	85	—	—	—	—	—
Grupo Multitel, S.A.	391	—	49	—	—
Grupo Ferrovial	—	—	178	28,764	—	—
Total balances at 12.31.2003	841	12,772	338	28,764	98,464	6,611
Total balances at 12.31.2002	31,853	—	395	18,328	—	—

(1)                                  Balance in relation to tax consolidation since 2003, included under the caption “Financial assets” (see note 9).

(2)                                  Valencia de Cable, S.A., Mediterranea Norte Sistemas de Cable, S.A. y Mediterranea Sur Sistemas de Cable, S.A., Unión temporal de empresas, Ley 18/1982.

	Euro thousand
Transactions	Services received	Long term assets	Interest income	Interest expense
Other related parties
Grupo Corporativo ONO, S.A.	2,000	2,098	119	6,611
Grupo Ferrovial	—	33,039	—	—
Total transactions in 2003	2,000	35,137	119	6,611
Total transactions in 2002	1,031	58,508	476	—
Total transactions in 2001	1,330	96,272	—	—

(a)                                  Balances and transactions with the sole shareholder Grupo Corporativo ONO S.A.

In addition to the shareholder’s and participative loan contracts detailed in notes 16 and 17, on March 30, 2002, the Group entered into a management contract with Grupo Corporativo ONO, S.A., its sole shareholder. The related fees amount to euro 2 million and euro 0.3 million in 2003 and 2002, respectively.

(b)                                 Transactions with shareholders of Grupo Corporativo ONO, S.A.

During the course of normal business the Group companies enter into transactions with associated companies under conditions that are at least as favorable to the Group as those offered by third parties. These transactions are approved by the Board of Directors.

Some of the shareholders of Grupo Corporativo ONO, S.A. or related parties to them are involved in some of the financing operations of the Group described in note 11.

23.                               Directors’ Remuneration

The amount accrued to members of the Board of Directors for fees and other remuneration totaled euro 1.2 million in 2003 (euro 1.1 million in 2002). In addition, at December 31, 2003 the members of the Board of Directors of Cableuropa, S.A.U. had been granted 4,637,037 options within the framework of the Phantom Plan (2,433,497 at December 31, 2002).

24.                               Director’s shareholdings, positions, functions and activities

In compliance with article 127 ter.4 of the Spanish Corporate Law as modified by Law 26/2003 dated July 17, 2003, aiming to improve the company’s transparency, the details of the different shareholdings owned, positions and functions held by the directors of the Group’s parent company in companies with the same, analog or complementary activity to the one carried out by the Group are set out below:

Director	Company	Activity	Ownership %	Position
Leopoldo Calvo Sotelo	Grupo Corporativo ONO, S.A.	Cable telecommunications	—	Member of the Board of Directors
Richard Alden	ECCA	Cooperation of cable operators in Europe	—	Member of the Board of Directors
	Grupo Corporativo ONO, S.A.	Cable telecommunications	—	Chief Executive Officer
Multitel Holdings, S.L.	Grupo Corporativo ONO, S.A.	Telecommunications holding company	—	Chairman
	Grupo Multitel, S.A.	Consultancy to telecommunications companies	—	Chairman and Chief Executive Officer
	Cable Unión, S.L.	Consultancy to telecommunications companies	53.60	—
Nicolás Villén	Grupo Corporativo ONO, S.A.	Cable telecommunications	—	Member of the Board of Directors
Raimon Lindgren	Grupo Corporativo ONO, S.A.	Cable telecommunications	—	Member of the Board of Directors

Mr. Leopoldo Calvo Sotelo and Mr. Nicolás Villén declare to have non significant shareholdings in quoted companies with the same, analog or complementary activity to the one carried out by the Group.

25.                               Auditors’ remuneration

In compliance with the 44/2002 Law of Finance, disclosure is made of the remuneration of all of the companies integrated in the PricewaterhouseCoopers’ worldwide organization of which the amount for other audit services includes the remuneration with respect to the audit of financial statements filed with the SEC. All 2003 auditors’ remuneration has been approved by the Audit Committee of Grupo Corporativo ONO.

	Euro thousand
	2003	2002
Audit services	196	196
Other audit services	154	261
	350	457

26.                               Enviromental matters

The Group complies with the main applicable environmental legislation and has gradually put in place the necessary procedures to manage enviromental risks and conduct the appropriate corrective measures to minimise the enviromental impact of its operations.

The Group considers that there is no significant contingency or potential liability in relation to environmental matters thus in 2001, 2002 and 2003, no provision has been accrued in this respect.

27.                               Subsequent events

a)                                      Acquisition of Retecal by the Group’s sole shareholder

Grupo Corporativo ONO, S.A., the sole shareholder of the Group, announced on February 10, 2004, that it had completed the purchase of 61.0% of Retecal, Sociedad Operadora de Telecomunicaciones de Castilla y León, S.A. (“Retecal”), the cable operator for the region of Castilla y León, in exchange for 8.4% of the share capital of Grupo Corporativo ONO, S.A., post the acquisition.

The new beneficial shareholder of Grupo Corporativo ONO, S.A. after the purchase of 61% of Retecal, is Sodinteleco, S.L. (“Sodinteleco”). Sodinteleco is a holding company owned by most of the former shareholders of Retecal. These shareholders consist primarily of regional financial institutions, construction companies and local businesses.

b)                                     Capital increases

On November 25, 2003 the Shareholder’s meetings of four of the Group companies approved the reduction and subsequent increase of the share capital of the companies, as detailed in note 18.d. The final amounts of the capital increases subscribed by the relevant shareholders in February 2004 are as follows:

		Euro thousand Capital increase
	Capital reduction	Compensation of credits	Paid	Pending payment	Total capital increase
Mediterránea Sur Sistemas de Cable, S.A.	(45,092)	44,025	244	731	45,000
Mediterránea Norte Sistemas de Cable, S.A.	(38,910)	44,024	244	732	45,000
Región de Murcia de Cable, S.A.	(40,790)	24,985	—	—	24,985
Valencia de Cable, S.A.	(56,051)	35,327	168	505	36,000

Following the transactions above, Cableuropa, S.A.U. became the sole shareholder of Región de Murcia de Cable, S.A.

28.                               Statements of source and application of funds for the years ended December 31, 2003 and 2002

	Euro thousand
Application of funds	2003	2002	2001
Funds absorbed by operations	137,406	134,261	210,990
Additions to:
Start up costs	1,607	13,243	38,402
Intangible assets	5,755	5,777	12,680
Tangible assets	198,598	252,873	359,664

Financial assets	5,020	—	696

Deferred expenses	3,352	5,242	85,449
Share capital decrease	—	—	7,118

Acquisition of Notes	143,815	—	—
Short term portion of long term debt	2,516	4,604	3,670
Change in working capital due changes in scope of consolidation	—	—	6,424
Application of provision for commitments	8,041	—	—
Total applications	506,110	416,000	725,093
Surplus of sources over application of funds (increase in working capital)	—	132,654	—

	Euro thousand
Sources of funds	2003	2002	2001
Funds provided by operations	—	—	—

Participative loans	—	300,000	—
GCO loan	98,464	—	—
Increase in long term debts	254,070	171,077	569,908
Increase in long term liabilities	3,627	—	—
Proceeds from disposal of tangible assets	9,314	5,610	969
Short term portion of intangible assets	1,542	4,039	4,524
Short term portion of financial assets	—	67,928	25,982
Total sources	367,017	548,654	601,383

Excess of applications over sources of funds (reduction in working capital)	139,093	—	123,710

	Euro thousand
	2003		2002		2001
Change in working capital	Increase	Decrease	Increase	Decrease	Increase	Decrease
Cash	57	—	646	—	—	2,858
Short term investments	—	26,054	11,292	—	—	60,988
Accounts receivable	—	135,036	65,760	—	23,534	—
Other current assets	—	3,893	—	7,481	—	1,762
Contributions due from shareholders	—	—	—	2	—	149,998
Current liabilities	25,833	—	62,439	—	68,362	—
Total	25,890	164,983	140,137	7,483	91,896	215,606
Change in working capital	—	139,093	132,654	—	—	123,710

	Euro thousand
Sources generated/(applied to) operations	2003	2002	2001
Profit/(loss) attributable to the parent company	97,019	(194,642)	(216,920)
Profit/(loss) attributable to minority shareholders	—	(818)	(1,723)

Amortization of fixed assets and start-up costs	102,422	98,303	80,773
Amortization of goodwill on consolidation	13,390	13,434	13,753
Amortization of deferred expenses	10,088	14,156	8,223

Write-off of start-up costs	781	139,859	—
Write-off and provision for intangible assets	6,163	—	—
Write-off and provision for tangible assets	14,376	34,281	2,000
Loss/(gain) on disposal of assets	1,545	—	(969)
Impairment of goodwill	—	754	—

Provision for Incentive Plan	2,100	—	—
Effect of revaluation of Phantom Plan	—	(16,660)	—
Cancellation of provision for liabilities and charges	(2,726)	(1,371)	6,756
Provision for discontinuing operations in Portugal	—	10,922	—

Gain from cancellation of the Notes	(352,540)	—	—
Capitalization of tax credit	—	(211,459)	(97,083)
Income tax balances	(12,774)	36,736	—
Exchange rate differences	(18,133)	(9,966)	(5,800)
Other long term financial loss	883	—	—
Other extraordinary expenses	—	3,714	—
Effect of revaluation of EVC	—	(51,492)	—
Changes in shareholding of subsidiaries	—	(12)	—
Total sources applied to operations	(137,406)	(134,261)	(210,990)

29.                               Differences between Spanish and US GAAP and other required disclosures

The consolidated financial statements of the Group are prepared in accordance with Spanish GAAP, which differs in certain material respects from US GAAP. A description of these differences and a reconciliation of net profit/loss and shareholders’ equity from Spanish GAAP to US GAAP are presented below.

I.                                         Reconciliation of shareholders’ equity and net profit/(loss)

Reconciliation of shareholders’ equity:

		Euro thousand
		At December 31, 2003	At December 31, 2002
Shareholders’ equity in accordance with Spanish GAAP		313,221	216,202
US GAAP adjustments:
Stock issuance costs, net	(a)	(2,966)	(4,673)
Foreign exchange deferred income	(b)	36,864	26,324
Valuation allowance on tax credits	(c)	(154,678)	(146,179)
Research and development costs	(d)	(21)	(56)
Capitalization of interest	(e)	27,475	24,360
Depreciation of tangible assets	(f)	(21,325)	(22,983)
Stock-based compensation	(g)	—	—
Goodwill	(h)(i)	239,222	219,387
Derivative financial instruments	(j)	(5,114)	7,045
Provision for discontinued operations in Portugal	(k)	(269)	798
Accrued expenses	(l)	1,700	—
Minority interests related to US GAAP adjustments	(m)	(602)	(213)
Net deferred tax effect of US GAAP adjustments	(c)	(5,004)	(4,284)
Shareholders’ equity in accordance with US GAAP		428,503	315,728

Statements of changes in Shareholders’ equity under US GAAP

	Euro thousand
	2003	2002
Shareholders’ equity under US GAAP as of January 1	315,728	443,805
Less: stock issuance cost	(4)	(993)
Other comprehensive income	(1,684)	(1,684)
Net profit/(loss) for the year	114,463	(125,400)
Shareholders’ equity under US GAAP as of December 31	428,503	315,728

Reconciliation of net profit/(loss):

		Euro thousand
		Year ended December 31,
		2003	2002	2001
Net profit/(loss) in accordance with Spanish GAAP		97,019	(194,642)	(216,920)
US GAAP adjustments:
Reversal of amortization of stock issuance costs	(a)	1,711	1,709	1,314
Foreign exchange deferred income	(b)	10,540	26,259	(5,563)
Valuation allowance on tax credits	(c)	(8,499)	(90,585)	(31,696)
Reversal of amortization research and development costs	(d)	35	15	34
Capitalization of interest costs	(e)	4,561	6,281	11,081
Amortization of capitalized interest	(e)	(1,446)	(1,170)	(617)
Depreciation of Property and equipment	(f)	1,658	14,870	(18,832)
Stock-based compensation	(g)	—	(2,833)	(8,448)
Goodwill related to corporate reorganization	(h)	—	—	(14,003)
Amortization on Goodwill	(i)	19,835	19,870	—
Cross-currency swaps	(j)	(10,475)	(9,688)	15,048
Provision for discontinued operations in Portugal	(k)	(1,067)	798	—
Accrued expenses	(l)	1,700	—	—
Start-up costs	(n)	—	(11,970)	(33,514)
Reversal of amortization of start-up costs	(n)	—	139,859	25,979
Minority interests related to US GAAP adjustments	(m)	(389)	(1,826)	181
Net deferred tax effect of US GAAP adjustments	(c)	(720)	(22,347)	18,063
Net profit/(loss) in accordance with US GAAP		114,463	(125,400)	(257,893)

(a)                                  Stock issuance costs. Under Spanish GAAP, costs associated with equity stock issuances are capitalized as non current assets and amortized over five years. US GAAP requires stock issuance costs to be presented on a net basis within equity against the proceeds from the stock issuance, without amortization.

(b)                                 Foreign exchange deferred income. Spanish GAAP requires unrealized foreign exchange gain in excess of recorded foreign exchange losses to be deferred until they are realized. Under US GAAP they are accounted for as financial income when generated.

(c)                                  Tax credits. Spanish GAAP permits the recognition of deferred tax credits, including those arising from net operating loss carryforwards, if it can be demonstrated that the deferred tax credits can be realized within a ten-year period from the date on which the assets were generated.

Under US GAAP, deferred tax credits and liabilities are recognized for all differences between the accounting and tax basis of assets and liabilities. Valuation allowances may be recorded against deferred tax credits if it is “more likely than not” that these assets will not be realized. Under US GAAP, a partial valuation allowance has been recorded against deferred tax credits that are fully recognized under Spanish GAAP. The calculation of the partial valuation allowance recognized under US GAAP is based upon the anticipated utilization of net operating loss carry-forwards in future years.

The reconciliation of shareholders’ equity and net loss between Spanish and US GAAP also includes the deferred tax effect on US GAAP adjustments. The tax effects of temporary differences, carry-forwards and US GAAP differences that give rise to deferred tax liabilities and assets under US GAAP as of December 31, 2003 and as of December 31, 2002 are as follows:

	Euro thousand
Current and non-current	2003	2002
Deferred tax liabilities—provision on investments	(72,429)	(72,498)
Deferred tax credits—net operating losses carry-forward	317,454	387,790
Tax effects of US GAAP adjustments	(12,510)	(10,711)
Deferred taxes	232,515	304,581
Tax receivable from related parties	12,772	—
	245,287	304,581
Valuation allowance	(147,172)	(144,259)
Deferred taxes, net	98,115	160,322

A reconciliation of the computed tax at the Spanish statutory tax rate and the income tax recognized in accordance with Spanish GAAP for the years ended December 31, 2003, 2002 and 2001 is as follows:

	Euro thousand
	2003	2002	2001
Computed tax at the Spanish statutory rate of 35%	52,503	(129,564)	(110,504)
Non deductible expenses	6,025	54,807	18,938
Differences due to consolidation adjustments	(1,032)	(31,023)	(5,517)
Registered corporate income tax current year	57,496	(105,780)	(97,083)
Registered corporate income tax from prior years	(4,507)	(68,943)	—
Total registered corporate income tax	52,989	(174,723)	(97,083)

(d)                                 Research and development costs. Under Spanish GAAP, research and development costs are capitalized as intangible assets if the Group considers that there is no reasonable doubt about their future success and profitability and they are amortized over a period not exceeding five years. Under US GAAP, these costs are expensed as incurred.

(e)                                  Capitalization of interest. Under US GAAP, interest costs that are directly related to the construction or production of assets for the company’s own use must be capitalized and amortized over the expected life of the assets. Under Spanish GAAP, capitalization of interest cost is optional. The Group has chosen not to capitalize any interest cost under Spanish GAAP.

(f)                                    Depreciation of tangible assets. Under Spanish GAAP, during the prematurity period, property and equipment are depreciated on a straight-line basis, although weighted depending on each operating company’s stage of development. Under US GAAP these assets are depreciated on a straight-line basis over the useful lives.

(g)                                 Stock-based compensation. Under Spanish GAAP, compensation expense for the Phantom Stock Option Plan is recorded for all options from the grant date to the exercise date, without regard for vesting provisions. Under US GAAP, compensation expense is recorded based upon the accumulated amount of options vested.

The weighted average remaining contractual life of the options outstanding as of December 31, 2003 is 8 months.

(h)                                 Goodwill related to the Corporate Reorganization

In November 2000, the Company carried out a corporate reorganization which involved the issuance of Cableuropa ordinary shares to acquire additional shareholdings in its Spanish subsidiaries and the redemption of the participative loans.

Under Spanish GAAP, the corporate reorganization transactions gave rise to goodwill of euro 387.4 million. Under US GAAP, the corporate reorganization transactions gave rise to goodwill of euro 601.4 million and an extraordinary loss of euro 3.8 million, as explained below.

i.                  Value of Ordinary Shares Issued

Under Spanish GAAP the corporate reorganization was accounted for based on a value for the Group’s ordinary shares as fixed by the Board of Directors. Under US GAAP, it was accounted for at fair value of the ordinary shares issued.

Management of the Group considered the fair value of the corporate reorganization to be equivalent to the market value of the shares, as estimated by the Board of Directors. The market value was estimated by applying a generally accepted valuation method.

ii.               Redemption of Participative Loans

In 2000, the Group redeemed all outstanding participative loans in connection with the corporate reorganization. Under Spanish GAAP, the redemption of these loans in exchange for ordinary shares did not give rise to a gain or loss. Instead, as the redemption of the loans was in connection with the acquisitions of the minority interests in the Group’s subsidiaries, the difference between the value of the ordinary shares issued to redeem the loans and their carrying amount was recorded as goodwill.

Under US GAAP, the redemption of debt did not give rise to goodwill but, instead, triggered an extraordinary loss since the value of the consideration used to redeem the debt was in excess of the carrying value of that debt on the date of redemption.

iii.            Summary

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

(i)                                     Amortization on goodwill

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

In connection with the adoption of SFAS 142 on January 1, 2002 the Company ceased goodwill amortization as of the beginning of the year 2002.

SFAS 142 requires that goodwill be tested annually for impairment. Goodwill impairment is tested using a two step process, whereby the first step identifies a potential impairment and the second step measures the amount of the impairment loss, if any.

The Company has determined that it has one reporting unit in Spain under the guidance of SFAS 142. In order to identify a potential goodwill impairment loss, the fair value of the reporting unit was compared with its respective carrying amount, including goodwill as of June 30, 2003 and 2002. Since its fair value was greater than its carrying amount, goodwill was not considered impaired.

In relation with the Portuguese cable operator subsidiary, which also can be considered as a reporting unit under the guidance of FAS 142, in 2002 the Group took the decision to cease its operations, accordingly, its allocated goodwill amounted to euro 0.8 million on December 31, 2002 was considered impaired. Under Spanish GAAP the Group also recognized a provision in this regard.

The Group tests the Spanish reporting unit’s goodwill for impairment annually, or before if there is any triggering event that may indicate that the fair value of the reporting unit has fallen bellow its carrying amount, as required by SFAS 142. As result of the test carried out during this year the Goodwill continues not to be considered impaired.

(j)                                     Derivative financial instruments

Under Spanish GAAP, hedging cross-currency swaps are accounted for off balance sheet. However, for hedging transactions, potential losses are recorded if anticipated. Prior to January 1, 2001 the same accounting treatment was applied under US GAAP.

On January 1, 2001 the Group adopted Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), as amended by SFAS 137, SFAS 138 and further interpreted by the Derivatives Implementation Group (DIG). On this date, the Group recorded a net cumulative-effect transition adjustment of euro 5.0 million in other comprehensive income in accordance with the transition provisions of SFAS 133 under US GAAP. This adjustment to other comprehensive income is being amortized into the statement of profit and loss account over the life of the underlying debt. Subsequent to January 1, 2001, the Group has elected not to designate these derivative financial instruments in a qualifying hedging relationship and thus under US GAAP recorded them at their fair value with changes in fair value recognized in the statement of profit and loss as they occur during the year.

(k)                                  Provision for discontinued operations in Portugal

In view of the decision of the Group to focus its activities on its core business in Spain the Portuguese operations were ceased and the process for the sale of the shareholdings of Univertel, the Portuguese subsidiary, was initiated in 2002 and due to certain circumstances has extended beyond one year though the Group expects to complete this process in 2004. As a result, under Spanish GAAP, the Group provided for a provision to cover losses and contingencies.

Under US GAAP, Univertel’s net assets have been classified as held for sale and written down to their fair value less the estimated cost related to the sale. This resulted in a non cash loss of euro nil and euro 10.1 million for the year ended December 31, 2003 and December 31, 2002 respectively. Revenues and pre-tax losses of Univertel for the year ended December 31, 2003 amounted euro nil and euro 2,0 million, respectively (euro 0.5 million and euro 4.8 million, respectively, for the year ended December 31, 2002).

The carrying amount of Univertel’s net assets is as follows:

	Euro thousand
	Book value as of December 31, 2003	Book value as of December 31, 2002
Current assets	1,637	1,162
Total assets	1,637	1,162
Current liabilities	679	3,911
Other liabilities (of which euro 15.4 million and 10.0 million correspond to intercompany balances as of December 31, 2003 and December 31, 2002, respectively)	17,090	13,222
Total liabilities	17,769	17,133
Total net assets	(16,132)	(15,971)

(l)                                     Accrued expenses. Under Spanish GAAP, losses must be accrued for foreseeable contingencies and losses when known. Under US GAAP losses are accrued when is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Foreseeable losses recorded under Spanish GAAP that management does not consider to be probable are not recorded under US GAAP.

(m)                               Minority interests

Minority interests reflects the portion of the US GAAP adjustments that are allocated to minority interests.

(n)                                 Start-up costs. Under Spanish GAAP costs of start-up activities can be capitalized and amortized over a period of up to five years. Under US GAAP, start-up costs are expensed as incurred. As a consequence of the changes occurring in the telecommunications sector, as well as changes in the circumstances of the Group particularly at the end of year 2002 and, considering the Group’s intention to converge over time with International Financial Reporting Standards, under Spanish GAAP, the Group discontinued the capitalization and depreciation of start-up costs during the year 2002, writing these off completely. The effect of the change of this accounting criteria in the Group produced an extraordinary charge of euro 139.9 million in 2002.

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

(b)                                 Disclosures of fair value of the financial instruments

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and short term debts approximate fair value due to the short maturity of these instruments. The carrying value of the non-current portion of restricted cash equals to fair value since its bears an explicit and variable interest rate. Equity Value Certificates are carried in the balance sheet at their fair value. Fair value of the Company’s equity shares at December 31, 2003 has been estimated using generally accepted valuation methods. The total market value of the debt related to the outstanding Notes issues, as of December 31, 2003 and 2002, was approximately euro 426 million and euro 302 million, respectively.

The company’s long term debt contains certain non-financial covenants. In addition, the senior bank facility contains certain financial covenants. As at December 31, 2003, the company is in compliance with all of these covenants.

(c)                                  Comprehensive income

US GAAP requires entities to separately disclose all components of comprehensive income in the financial statements in the period in which they are recognized.

Comprehensive income under US GAAP is as follows:

	Euro thousand
	2003	2002	2001
Net profit/(loss) under US GAAP	114,463	(125,400)	(257,893)
Other comprehensive income:
Transition adjustment for derivative financial instruments, net of tax credit of euro nil thousand (December 2003) and of euro 907 thousand (December 2002)	1,684	1,684	3,370

Net comprehensive profit/(loss) under US GAAP	116,147	(123,716)	(254,523)

(d)                                 Classification differences

Net extraordinary expenses. Under Spanish GAAP, the Group has classified certain income and expenses as extraordinary items. Under US GAAP, these items would be classified as a component of other operating and non-operating income (expense), as appropriate

Cash and cash equivalents. Under Spanish GAAP, cash and cash equivalents equals cash and banks accounts. Under US GAAP, the Group considers all highly liquid investments with a maturity of three months or less at acquisition, to be cash and cash equivalents. Cash and cash equivalents under US GAAP amounted to euro 1.3 and 1.6 million, at December 31, 2003 and 2002, respectively.

Prepayments for tangible assets. Under Spanish GAAP, prepayments on account for the purchase or construction of tangible assets are classified as non-current assets. Under US GAAP, prepaid expenses are classified as current assets until the underlying funds are utilized.

Goodwill. Under Spanish GAAP, goodwill resulting from the vertical merger is presented under intangible assets. Under US GAAP it should be presented under the caption Goodwill on consolidation of the balance sheet.

(e)                                  Intangible assets

Following is disclosed additional required information according to SFAS 142 which has been prepared on Spanish GAAP basis:

Intangible assets’ carrying amounts and accumulated amortization of definite lived intangible assets, in total and by major class as of December 31, 2003

	Euro thousand
	Gross carrying amount	Accumulated amortization	Impairment of assets
Definite lived intangible assets
Franchise acquisition costs	12,128	(6,568)	—
Computer software	35,622	(26,713)	(1,737)
Finance leases	1,662	(1,480)	—
Other intangible assets	880	(701)	—
Total definite lived intangible assets	50,292	(35,462)	(1,737)

Indefinite lived intangible assets
Goodwill (Note 7)	128,508	(20,158)	—
Total indefinite lived intangible assets	128,508	(20,158)	—

Total intangible assets	178,800	(55,620)	(1,737)

Amortization expense related to intangible assets and goodwill for the years 2003 and 2002

	Euro thousand
	2003	2002
Amortization of Goodwill (intangible assets)	6,445	6,436
Amortization of intangible assets (excluded goodwill)	8,305	15,342
Amortization of Goodwill on consolidation	13,390	13,434
Total amortization of intangible assets and goodwill	28,140	35,212

Estimated aggregate intangible asset and goodwill amortization expense for each of the five succeeding fiscal years

	Euro thousand
	Intangible assets	Goodwill(1)
Estimated amortization expense

For the year ended December 31, 2004	4,538	19,835
For the year ended December 31, 2005	2,067	19,835
For the year ended December 31, 2006	1,186	19,835
For the year ended December 31, 2007	735	19,835
For the year ended December 31, 2008	281	19,835

(1)                                  Includes both goodwill on consolidation and on intangible asset.

The changes in the carrying amount of goodwill during the years 2003 and 2002 are as follows:

	Euro thousand
	Goodwill on consolidation	Goodwill in intangible asset
Balance as of January 1, 2002	256,163	118,962
Transfers	(2,042)	2,042
Goodwill acquired during the year	—	227
Amortization	(13,434)	(6,436)
Impairment losses	(754)	—
Balance as of January 1, 2003	239,933	114,795
Amortization	(13,390)	(6,445)
Balance as of December 31, 2003	226,543	108,350

(f)                                    New accounting pronouncements

FIN 46

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”) “Consolidation of Variables Interest Entities, an Interpretation of Accounting Research Bulletin No. 51, “Consolidated Financial Statements.’ “ This was revised in December 2003 and reissued as FIN 46-R. FIN 46 addresses the consolidation of entities for which control is achieved through means other than through voting rights (“variable interest entities” of “VIE”) by clarifying the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 provides guidance on how to determine when and which business enterprise (the “primary beneficiary”) should consolidate the VIE. FIN 46 requires certain VIEs to be consolidated by the primary beneficiary if that variable interest holder is exposed to the majority of the entity’s expected losses or residual returns.

This standard is required to be immediately applied by all entities with a VIE created after January 31, 2003. A public entity with a variable interest in a VIE created after February 1, 2003 is required to apply FIN 46 to that entity no later than the beginning of the first interim or annual reporting period beginning after December 15, 2003. The Group does not anticipate that the adoption of FIN 46 will have a material impact on the consolidated financial statements.

FAS 150

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that certain obligations that could be settled by issuance of an entity’s equity but lack other characteristics of equity be reported as liabilities. Some provisions of this Statement are consistent with the FASB’s proposal to revise the definition of liabilities in FASB Concepts Statement No. 6. “Elements of Financial Statements.” This Statement was effective beginning July 1, 2003. On November 7, 2003, FASB Staff Position (FSP) FAS 150-3 was issued deferring the effective date for the measurement provisions of paragraphs 9 and 10 of FAS 150, as they apply to mandatorily redeemable non-controlling interests (e.g., minority interests in finite-lived entities). The FSP indicated, however, that the disclosure requirements of FAS 150 continue to apply. The Group does not anticipate that the adoption of FAS 150 will have a material impact on the consolidated financial statements.

(g)                                 Statements of Cash Flows

The statements of cash flows for the years 2003, 2002 and 2001, presented on a Spanish GAAP measurement basis, are as follows:

	Euro thousand
	Year ended December 31,
	2003	2002	2001
Operating activities:
Net profit/(loss)	97,019	(194,642)	(216,920)
Adjustments to reconcile net loss to net cash provided (used):
Gain on bonds repurchase	(313,619)	—	—
Non-cash expense/income from phantom stock option plan	—	(16,660)	—
Equity Value Certificates appreciation/depreciation	—	(51,492)	—
Exchange rate difference in long term debt	(18,133)	(9,966)	(5,800)
Amortization of deferred expenses	10,025	14,156	8,223
Amortization of goodwill	13,390	19,870	13,753
Depreciation and amortization	102,485	91,867	80,773
Income tax/(Tax credit)	52,989	(174,723)	(97,083)
Commitments and contingencies	(8,667)	(1,371)	6,756
Losses attributable to minorities	—	(818)	(1,723)
Start-up costs	(826)	(14,401)	(38,402)
Deferred expenses	(3,352)	(5,242)	—
Write off start up cost	—	139,859	—
Amortization of soccer rights	4,247	5,736	4,508
Provision for discontinuing operations in Portugal	—	10,922	—
Impairment of Goodwill	—	754	—
Tangible assets provision and write-offs	14,376	43,605	2,000
Intangible assets provisions and write-offs	6,163	—	—
Loss/(gain) on sale of assets	1,545	—	—
Other	885	(228)	(969)
Changes in operating assets and liabilities:
Accounts receivable	64,187	4,937	(23,534)
Other current assets	1,188	3,252	(2,746)
Short term investments	24,340	(9,604)	90,874
Accounts payable	(25,098)	(36,837)	(94,397)
Accrued interest and other current liabilities	26,522	4,276	22,195
Net cash provided/(used) by operating activities	49,666	(176,750)	(252,492)
Investing activities:
Purchase of property and equipment	(198,598)	(251,704)	(359,664)
Goodwill	—	(228)	—
Purchases of intangible assets	(5,756)	(5,454)	(12,680)
Financial assets	(2)	775	(696)
Proceeds from sale of assets or investments	9,314	—	969
Net cash used by investing activities	(195,042)	(256,611)	(372,071)
Financing activities:
Issuance of common stock	—	—	149,998
Common stock decreases	—	—	(7,118)
Proceeds from participative loans	—	300,000	—
Proceeds from shareholder’s loan	98,464	—	—
Proceeds from multi-borrower credit facilities	—	—	315,335
Proceeds from Equity Value Certificates	—	—	50,599
Proceeds from long term debt	245,000	154,000	92,170
Proceeds from/(repayment of) short term debt	(25,888)	(33,737)	19,823
Swap agreements	(47,810)	—	—
Acquisition of notes	(143,815)	—	—
Other long term liabilities	19,134	4,203	—
Net cash provided by financing activities	145,085	424,466	620,807
(Decrease) increase in cash and cash equivalents	(291)	(8,895)	(3,756)
Cash and cash equivalents at beginning of period	1,608	10,503	14,259
Cash and cash equivalents at end of period	1,317	1,608	10,503
Cash paid for interest	111,168	140,643	118,918

No cash amounts were paid for income tax in 2003, 2002 and 2001.

(h)                                 Leases

The group leases certain tangible assets, including machinery and equipment, under long term arrangements. Under Spanish GAAP, finance leases are classified as intangible assets. Under US GAAP, finance leases are classified based upon the underlying asset type.

As of December 31, 2003, the estimated future minimum lease payments under noncancelable lease agreements in excess of one year are as follows:

	Euro thousand
	As of December 31, 2003
	Operating Leases	Finance Leases
2004	15,688	181
2005	12,823	—
2006	11,460	—
2007	8,280	—
2008	5,392	—
Thereafter	65,033	—
Total minimum lease payments	118,676	181
Present value of net minimum lease payment	94,287	181
Less current maturities	(15,231)	—
Long term obligations	79,056	181

Rental expense under operating leases in accordance with Spanish GAAP amounted to euro 23.2 million, euro 26.6 million and euro 19.6 million during the years ended December 31, 2003, 2002 and 2001, respectively.

(i)                                     Valuation and qualifying accounts and reserves for the years ended December 31, 2003, 2002 and 2001

		Additions
	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions(a)	Balance at end of period
	Euro thousand
Year ended December 31, 2003
Reserves deducted in the balance sheet from the assets to which they apply:
Allowance for doubtful accounts	23,543	13,803	—	(6,895)	30,451
Provision for short term investments	2,202	4,349	—	—	6,551
Year ended December 31, 2002
Reserves deducted in the balance sheet from the assets to which they apply:
Allowance for doubtful accounts	10,652	13,338	—	(447)	23,543
Provision for short term investments	2,461	—	—	(259)	2,202
Year ended December 31, 2003
Reserves deducted in the balance sheet from the assets to which they apply:
Allowance for doubtful accounts	5,619	8,154	—	(3,121)	10,652
Provision for short term investments	2,461	—	—	—	2,461

(a) Deductions for the allowance for doubtful accounts include amounts written off as uncollectible.