Form 20-F
period 2004-12-31
CABLEUROPA SA
filed 2005-04-27
CIK 1074866

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐                                 Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934 (Fee required)

or

☒                                 Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2004

or

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

€113,702,000 14% Notes Due 2010

$58,920,000 14% Notes Due 2011

€8,038,000 14% Notes Due 2011

(issued by ONO Finance PLC)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

891,167,929 Ordinary Shares of Cableuropa, S.A.U.

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

Cableuropa, S.A.U. (the “Company” or “Cableuropa”) is a company organized under the laws of Spain.  References to the “2010 EUR Notes” are to the €113,702,000 14% Notes due 2010, references to the “2011 USD Notes” are to the $58,920,000 14% Notes due 2011 and references to the “2011 EUR Notes” are to the €8,038,000 14% Notes due 2011 (together with the 2011 USD Notes, the “2011 Notes”) and references to the “2014 Notes” are to the €180,000,000 10.5% Notes and to the €100,000,000 Euribor 3m + 8.5% Notes due 2014, all issued by ONO Finance PLC, a financing company (“ONO Finance”).  The 2010 Notes, the 2011 Notes and the 2014 Notes are collectively referred to as the “Notes.” References to the “ONO Group” include Cableuropa and its subsidiaries.

Unless otherwise indicated or otherwise required by the context, all references in this Form 20-F to “EUR”, “euro” or “€” are to the euro, the lawful currency of Spain. References to “U.S. dollars,” “dollars,” “USD” or “$” are to United States dollars, the lawful currency of the United States of America.

Amounts stated in U.S. dollars, unless otherwise indicated, have been translated from euro at an assumed rate solely for your convenience, and should not be construed as representations that euro amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated or at any other rate. Unless indicated otherwise U.S. dollar amounts have been translated from the euro at the rate of €1.00 = $1.3621, the euro foreign exchange reference rate published by the European Central Bank (“ECB”), on December 31, 2004.

Cableuropa maintains its accounting records and prepares its statutory accounts in accordance with Spanish GAAP. The audited consolidated financial statements of Cableuropa as of December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004, and, unless otherwise indicated, other financial information in this Form 20-F, have been prepared in accordance with Spanish GAAP, which differs in certain significant respects from U.S. GAAP. For a discussion of the most significant differences between Spanish GAAP and U.S. GAAP relevant to us and reconciliations of net income and shareholders’ equity to U.S. GAAP, see note 27 of the notes to our consolidated financial statements included elsewhere in this Form 20-F.

Certain Operational Definitions

In this Annual Report, the following defined terms have the meanings indicated below:

“ARPU” means monthly average revenue per user, and is calculated by dividing total revenues generated from our telephony, Internet and cable television services provided to customers that are directly connected to our network in any quarter by the average number of customers in that quarter, the result of which is divided by three. The average number of customers for any period is calculated by adding the number of customers at the beginning of the period to the number of customers at the end of the period and dividing by two. In this Annual Report ARPU is the ARPU for the fourth quarter of the relevant year only.

“Churn” means the percentage obtained by dividing the number of customers who cease to receive any of our services (either voluntarily or involuntarily) in any quarter by the average total number of customers during that quarter, multiplied by four. The average number of customers for any period is calculated by adding the number of customers at the beginning of the period to the number of customers at the end of the period and dividing by two. In this Annual Report, churn is the churn for the fourth quarter of the relevant year, multiplied by four.

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

Nevertheless, EBITDA and annualized EBITDA have limitations as analytical tools, and you should not consider them in isolation from, or as a substitute for analysis of, our financial condition or results of operations, as reported under Spanish GAAP. Some of these limitations are:

•                  EBITDA and annualized EBITDA measures do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•                  EBITDA and annualized EBITDA measures do not reflect changes in, or cash requirements for, our working capital needs;

•                  EBITDA and annualized EBITDA measures do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•                  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and annualized EBITDA measures do not reflect any cash requirements for such replacements;

•                  EBITDA and annualized EBITDA measures do not reflect extraordinary income/expense or any other non-cash items; and

•                  other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.

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

CONTENTS

Clause

Item 1.	Identity of Directors, Senior Management and Advisers

Item 2.	Offer Statistics and Expected Timetable

Item 3.	Key Information
A.	Selected Financial Data
B.	Capitalization and Indebtedness
C.	Reasons for the Offer and Use of Proceeds
D.	Risk Factors

Item 4.	Information on the Company
A.	History and Development of the Company
B.	Business Overview
C.	Organizational Structure
D.	Property, Plant and Equipment
E.	Legal Proceedings

Item 5.	Operating and Financial Review and Prospects
A.	Operating Results
B.	Liquidity and Capital Resources
C.	Research and Development, Patents and Licenses
D.	Trend information
E.	Off-Balance Sheet Arrangements
F.	Tabular Disclosure of Contractual Obligations
G.	Safe Harbor

Item 6.	Directors, Senior Management and Employees
A.	Directors and Senior Management
B.	Compensation
C.	Board Practices
D.	Employees
E.	Share Ownership

Item 7.	Shareholders and Related Party Transactions
A.	Shareholders
B.	Related Party Transactions
C.	Interests of Experts and Counsel
D.	Sarbanes-Oxley Act of 2002

Item 8.	Financial Information
A.	Consolidated Statements and Other Financial Information
B.	Significant Changes

Item 9.	The Offer and Listing
A.	Offer and Listing Details
B.	Plan of Distribution
C.	Markets
D.	Selling Shareholders
E.	Dilution
F.	Expenses of the Issue

Item 10.	Additional Information
A.	Share Capital
B.	Memorandum and Articles of Association
C.	Material Contracts
D.	Exchange Controls
E.	Taxation
F.	Dividends and Paying Agents
G.	Statement by Experts
H.	Documents on Display
I.	Subsidiary Information

Item 11.	Quantitative and Qualitative Disclosure about Market Risk

Item 12.	Descriptions of Securities Other than Equity Securities

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Item 15.	Controls and Procedures

Item 16.	[Reserved]
A.	Audit Committee Financial Expert
B.	Code of Ethics
C.	Principal Accountant Fees and Services
D.	Exemptions From the Listing Standards for Audit Committee
E.	Purchases of Equity Securities by Issuer

Item 17.	Financial Statements

Item 18.	Financial Statements

Item 19.	Exhibits

PART I

Item 1.           Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.           Offer Statistics and Expected Timetable

Not applicable.

Item 3.           Key Information

A.                                    Selected Financial Data

The following summary historical consolidated financial information presented below under the caption summary income statement data and under the caption summary balance sheet data as of and for the years ended December 31, 2002, 2003 and 2004 is derived from our audited consolidated financial statements as of and for the years ended December 31, 2002, 2003 and 2004 which are included in this Annual Report.  We have also included various other financial and operating data that we believe may be useful to investors.  You should read the following financial information and operating data together with our audited consolidated financial statements and notes thereto included in Item 18 of this Annual Report.

Our audited consolidated financial statements have been prepared in accordance with Spanish GAAP, which differ in certain significant respects from U.S. GAAP. You can find a description of the most significant differences between Spanish GAAP and U.S. GAAP relevant to us and reconciliations of net income and shareholders’ equity in note 27 of the notes to our audited consolidated financial statements.

	As of and for the year ended December 31,
	2000	2001	2002	2003	2004
	(euro in millions)

Summary Income Statement Data:
Revenues:
Residential telephony	31.1	79.3	133.1	184.0	210.9
Residential Internet	2.0	18.1	39.1	62.3	89.6
Residential television	15.7	38.3	62.3	83.0	104.0
Business and other services	2.6	7.9	19.0	29.3	38.9
Total revenues	51.4	143.6	253.4	358.6	443.4

Expenses:
Cost of services	35.6	74.3	94.1	119.0	126.9
Selling, general and administrative expenses	203.6	188.5	172.4	152.7	163.2
Costs capitalized	(117.9)	(61.8)	(28.9)	(15.2)	(19.1)
Restructuring and other related expenses	0.4	9.1	—	—	—
Depreciation and amortization	38.7	85.3	104.0	106.7	101.8

Total Operating expenses	160.4	295.4	341.6	363.2	372.8

Operating (loss)/profit	(108.9)	(151.8)	(88.2)	(4.6)	70.6

Amortization of goodwill	(1.8)	(13.8)	(13.4)	(13.4)	(10.2)
Interest and other financial expense, net	(113.1)	(146.9)	(96.8)	(130.2)	(104.0)
Extraordinary income/(expense), net	25.7	(3.3)	(171.8)	298.2	(61.2)

(Loss)/profit before tax and minority interests	(198.2)	(315.7)	(370.2)	150.0	(104.8)

Net (loss)/profit	(124.9)	(216.9)	(194.6)	97.0	(81.2)

Summary Balance Sheet Data:
Cash	3.5	0.6	1.3	1.3	4.1
Restricted cash(1)	110.9	27.6	39.1	—	—
Tangible assets, net	739.1	1,065.2	1,202.4	1,295.1	1,414.4
Total assets	1,772.1	2,087.4	2,259.3	2,123.3	2,205.1
Total debt(2)	741.0	1,204.8	1,303.3	1,065.7	1,164.1
Participative loans(3)	—	—	300.0	300.0	—
Common stock	489.0	484.7	484.7	484.7	891.2
Shareholders’ equity	632.1	410.8	216.2	313.2	638.5

Summary Other Data:
EBITDA(4)	(55.8)	(57.2)	15.8	102.1	172.4
EBITDA margin(5)	—	—	6.2%	28.5%	38.9%
Capital expenditures(6)	(428.4)	(359.7)	(251.7)	(198.6)	(223.5)
Net cash provided/(used) by operating activities	(151.7)	(252.5)	(176.8)	49.7	105.3
Net cash used in investing activities	(385.2)	(372.1)	(256.6)	(195.0)	(232.2)
Net cash provided by financing activities	404.8	620.8	424.5	145.1	129.6
Number of Shares (thousands)(7)	488,951	484,663	484,663	484,663	891,168

U.S. GAAP Data:
Net (loss)/profit	(172.0)	(257.9)	(125.4)	114.5	(80.1)
Shareholders’ equity	693.1	443.8	315.7	428.5	749.3

(1)               Restricted cash is U.S. government securities and European government securities that were purchased and pledged to secure interest payments on the Notes through March 2003.

(2)               Total debt is financial short-term debt and long-term debt. Total debt does not include participative loans. In 2003, total debt included the €98.5 million Grupo Corporativo ONO (“GCO”) Loan. Total debt does not include accrued interest expenses.

(3)               Participative loans represent subordinated loans from GCO to Cableuropa. For the purpose of capitalization calculations under the Spanish corporations law, participative loans are treated as shareholder’s equity.

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

Reconciliation between EBITDA and net profit/(loss) is set forth below:

(euro in millions)	2002	2003	2004

Consolidated net profit/(loss)	(194.6)	97.0	(81.2)
Less
Loss attributed to minority interests	(0.8)	0.0	(2.2)
Income tax credits	(174.7)	53.0	(21.4)
Net extraordinary (income)/expense	171.8	(298.2)	61.2
Net financial expense	96.8	130.2	104.0
Amortization of goodwill	13.4	13.4	10.2
Depreciation and amortization	98.3	102.5	100.8
Broadcast rights amortization	5.7	4.2	1.0
Total adjustments to reconcile net profit/(loss) and EBITDA	210.4	5.1	253.5

Total EBITDA	15.8	102.1	172.4

(5)              EBITDA margin is calculated by dividing EBITDA for a particular period by the total revenues for that period. EBITDA margin is omitted when negative.

(6)              Capital expenditures refer to purchase of property and equipment.

(7)              €1.00 par value shares.

Summary Operating Data (unaudited)

	As of December 31,
	2002	2003	2004

Infrastructure:
Local access network (route kilometers)	6,279	7,148	8,214
Backbone network (route kilometers)	6,263	6,711	7,575
Homes passed	1,760,744	2,003,233	2,285,438
Homes released to marketing	1,469,061	1,743,266	2,038,172
% of homes passed	83.4%	87.0%	89.2%

Customers:
Residential	480,296	581,345	676,858
Business	8,648	13,133	17,369

Residential RGUs:
Telephony	448,926	544,271	622,275
Internet	141,622	199,066	271,489
Cable television	296,956	339,378	369,496
Total RGUs	887,504	1,082,715	1,263,260

Total RGUs/Customer	1.85	1.86	1.87

ARPU (in euro):
Residential customers	50.7	54.1	54.6
Telephony	30.8	31.4	30.1
Internet	30.2	32.7	32.2
Cable television	21.2	23.1	25.8
Business customers	205.0	229.0	210.0

Total Residential Penetration:
Customer	32.7%	33.3%	33.2%
Internet	9.7%	11.4%	13.4%
Telephony	30.6%	31.2%	30.5%
Cable television	20.2%	19.4%	18.1%

Churn	12.1%	13.7%	16.1%

Exchange Rates

The table below sets forth the euro versus the U.S. dollar as certified by the European Central Bank. We do not represent that the U.S. dollar amounts referred to below could have been converted into euro at any particular rate indicated or at any other rate. The rates below may differ from the rates used in our audited consolidated financial statements and other financial information appearing in this Annual Report. The average amounts set forth below under “Average” are calculated as the average of the foreign exchange reference rates on the last business day of each month.

	Low	High	Average	End of Period
	(U.S. dollars per euro)
2000	0.8252	1.0388	0.9198	0.9305
2001	0.8384	0.9545	0.8917	0.8813
2002	0.8578	1.0487	0.9511	1.0487
2003	1.0377	1.2630	1.1418	1.2630
2004	1.1802	1.3633	1.2462	1.3621

The table below shows the high and low foreign exchange reference rates for each month during the six full months prior to the date of this Annual Report.

	Low	High
	(U.S. dollars per euro)
October 2004	1.2267	1.2792
November 2004	1.2705	1.3295
December 2004	1.3191	1.3633
January 2005	1.2936	1.3507
February 2005	1.2762	1.3260
March 2005	1.2926	1.3416
April 2005 (through April 25)	1.2810	1.3077

On April 25, 2005, the euro foreign exchange reference rate was €1.00=$1.2966.

B.                                    Capitalization and Indebtedness

Not applicable.

C.                                    Reasons for the Offer and Use of Proceeds

Not applicable.

D.                                    Risk Factors

In addition to other information contained in this Annual Report on Form 20-F, prospective investors should carefully consider the risks described below before making any investment decisions with respect to our company. Our business, our ability to pay the principal and interest on our present and future debt and any decision by security holders are subject to a number of significant risks, including those described below. If any of the following risks actually occur, our business, financial condition or results of operations could suffer and investors could lose all or part of their investment. There may also be other risks of which we are currently unaware or that we do not currently believe are material that could harm our business, financial condition or results of operations. The risks described herein do not include all of the risks associated with our business. Additional risks not known to us at present or that we currently deem immaterial could also impair our business operations and our ability to meet our debt obligations.

Risks Relating To our Financial Profile

We may not generate sufficient cash flow to fulfill our debt obligations, including payments related to the multi-borrower credit facilities, the Notes Proceeds Loans or the Note guarantees.

Our ability to make payments on our debt, including payments under the senior bank facility, our multi-borrower credit facilities, the Notes Proceeds Loans and the Note guarantees, or to refinance any such debt, will depend on our ability to generate cash. Our ability to generate cash is dependent on many factors, including, among others:

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

We have experienced negative cash flow since we commenced operations in 1998, and we expect to sustain negative cash flow at least until the end of 2006 once we consolidate Retecal in Cableuropa Group. We cannot assure you that our business will generate sufficient cash to fulfill our debt obligations or that future financing will be available to us on commercially reasonable terms or at all. To the extent our results of operation are less than anticipated or we are forced to make significant revisions to our current business plan, we may need to raise additional capital or refinance all or a portion of our debt on or before maturity in order to fund operations and to meet our debt service obligations, including payments under the 2005 senior bank facility, the multi-borrower credit facilities, the Notes Proceeds Loans and the Note guarantees. However, our ability to raise capital or refinance our debt depends on a number of factors including the liquidity of the capital markets, and we may not be able to do so on satisfactory terms, or at all. In the event that we cannot raise additional capital or refinance our debt, we may be unable to meet our payment obligations under the 2005 senior bank facility, the multi-borrower credit facilities, the Notes Proceeds Loans and the Note guarantees.

Our substantial debt service requirements could have a material adverse effect on our business, financial condition and results of operations.

We are a leveraged company with significant debt service requirements. As of December 31, 2004 our indebtedness was €1,164.1 million. In addition to the multi-borrower credit facilities and the Notes Proceeds Loans, as of December 31, 2004 we had the following debt outstanding:

•             €645 million drawn down under our 2001 senior bank facility, which was cancelled and refinanced with the 2005 senior bank facility in February 2005;

•             €28.6 million of other debt; and

•             €34.0 million of subsidized loans from the Spanish authorities.

In addition, a substantial portion of our debt, including under our 2005 senior bank facility and the Floating Rate Notes Proceeds Loan, bears interest at variable rates. If market interest rates increase, our variable rate debt will create higher debt service requirements, which would adversely affect our cash flow. While we may enter into hedging or other agreements designed to limit our exposure to higher debt service requirements as a result of our variable-rate debt, there is no guarantee that such agreements will offer complete protection against such risk.

To fund net losses and finalize the build-out of our network we expect to incur additional indebtedness principally from drawdowns under the 2005 senior bank facility. Our financial leverage could have important consequences, including:

•             making it more difficult for us to satisfy our financial obligations, including those under the 2005 senior bank facility, our multi-borrower credit facilities, the Notes Proceeds Loans and the Notes guarantees;

•             increasing the cost of, or impeding our ability to obtain, additional debt or equity financing to fund our capital expenditures and the substantial net losses we expect to incur in connection with our operations and the completion of the build-out of our network;

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

Subject to the restrictions in the indentures governing the Notes and the guarantees (the “Indentures”), our 2005 senior bank facility, and other outstanding debt, which are subject to a number of significant qualifications and exceptions, we may be able to incur substantial additional debt in the future, which could also be secured. For example, subject to certain conditions, the Indentures allow us to grant liens on our property or assets to secure any debt ranking senior to the guarantees and certain other debt that, in each case, may be incurred under the “Limitation on Debt” covenants in the Indentures.  To the extent new debt is added to our currently anticipated debt levels, the risks described in “Risks Relating to our Financial Profile—Our substantial debt service requirements could have a material adverse effect on our business, financial condition and results of operations” could become more significant.

Our 2005 senior bank facility contains financial covenants which we could fail to meet.

Our 2005 senior bank facility requires us to satisfy specified financial tests and maintain specified financial ratios and covenants regarding maximum total group senior debt to consolidated annualized EBITDA, maximum group total indebtedness to consolidated annualized EBITDA, minimum EBITDA to total interest expense and maximum total capital expenditures. See “Item 10. Material Contracts - The 2005 Senior Bank Facility.”

Our ability to comply with these ratios and to meet these tests may be affected by events beyond our control and we cannot assure you that we will continue to meet these tests. Our failure to comply with these obligations could lead to a default under the 2005 senior bank facility unless we can obtain waivers or consents in respect of any breaches of these obligations under the 2005 senior bank facility. We cannot assure you that these waivers or consents will be granted. In the event of any default under the 2005 senior bank facility, the lenders under that facility will not be required to lend any additional amounts to us and could elect to declare all outstanding borrowings, together with accrued interest, fees and other amounts due thereunder, to be immediately due and payable. In the event of a default, the relevant lenders could also require us to apply all available cash to repay the borrowings or prevent us from making debt service payments on our multi-borrower credit facilities or Notes Proceeds Loans, either of which would be an event of default under our Notes. If the debt under the 2005 senior bank facility or our Notes were to be accelerated, we cannot assure you that our assets would be sufficient to repay such debt in full.

Restrictions imposed by our debt obligations limit our ability to take certain actions.

The terms of the 2005 senior bank facility and the Indentures contain a number of restrictive covenants and other provisions that limit our ability to operate our business. For example, these terms limit our ability to, among other things:

•             pay dividends or make other distributions;

•             make certain investments or acquisitions;

•             engage in certain transactions with affiliates and other related parties;

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

If we experience a change of control, we may not have enough money to repay the multi-borrower credit facilities and the Note Proceeds Loans.

Under the terms of the Indentures, upon the occurrence of a change of control of Cableuropa, or the sale of all or substantially all of our assets, ONO Finance is required to offer to purchase all outstanding Notes at a purchase price equal to 101% of the aggregate principal amount thereof, in addition to the accrued and unpaid interest, if any, up to the purchase date. The multi-borrower credit facilities and the Note Proceeds Loans have a corresponding covenant requiring repayment. However, we cannot assure you that in the event of a change of control, we would have sufficient funds to repay the multi-borrower credit facilities and the Notes Proceeds Loans.  In addition, the 2005 senior bank facility and instruments governing our existing and future debt may prohibit us from repaying the multi-borrower credit facilities and the Notes Proceeds Loans prior to their stated maturity, including upon a change of control or a sale of all or substantially all of our assets.   In the event of a change of control, our failure to repay the multi-borrower credit facilities and the Notes Proceeds Loans would result in an event of default under the Indentures which, in turn, would constitute an event of default under the 2005 senior bank facility. In such circumstances, the subordination provisions in the Indentures would restrict any repayment under the multi-borrower credit facilities (including payments under the guarantees) unless all of our senior debt has been paid in full.

We have incurred substantial net losses to date and we may not be profitable in the future.

The construction and operation of our network and the development of our business has required a significant investment. Excluding the extraordinary effect of our repurchase in 2003 of certain Notes, we have incurred substantial net losses since our inception as our depreciation and amortization and our financial expenses are significantly higher than our EBITDA. On a consolidated basis we incurred net losses of €81 million in 2004, €106 million in 2003 excluding the effect of our repurchase of certain Notes, and €195 million in 2002 and we expect to continue to incur net losses until at least 2006. However, we cannot be certain that we will achieve or sustain profitability in the future. As a result, we may not have sufficient funds to make payments on our substantial debt obligations, to meet the covenants under our 2005 senior bank facility or to fund our operations.

We prepare our financial statements in accordance with Spanish GAAP, which differs from U.S. GAAP, International Financial Reporting Standards or other accounting legislation that may be applicable to us in the future and which could significantly affect our net equity.

According to Spanish law and regulations, we carry our accounting records and prepare our financial statements in accordance with Spanish GAAP, which differs in certain significant respects from U.S. GAAP (information relating to the nature and effect of such differences is presented in note 27 to our consolidated financial statements). The European Union intends to converge its State Members’ accounting policies and adopt International Financial Reporting Standards (“IFRS”). Although we are not currently affected by any rule that requires us to change our accounting standards, we may be affected by these rules in the future. To the extent that we are required to adopt IFRS, or we choose to do so in the future, we would be required to change certain of our accounting policies. Such changes could significantly affect our net equity position and the presentation of our results of operations.

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

•             implementation of new technologies;

•             maintain the quality of our network;

•             consolidate our brand in the market; and

•             increase the loyalty of our customer base.

Our ability to fund our ongoing operations will depend on our ability to access financing and generate cash. Our ability to generate cash is dependent on many factors. For a discussion of these factors see “—Risks Relating to our Financial Profile—We may not generate sufficient cash flow to fulfill our debt obligations, including payment on the multi-borrower credit facilities, the Notes Proceeds Loans or the Notes guarantees”.

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

Sogecable, through its satellite TV platform branded as Digital +, controls a very significant portion of the Spanish pay television market. This significant market power may provide Sogecable with competitive advantages over our pay television operations, such as the ability to extend its range of preferential or exclusive agreements with providers of premium content, exert increased pricing power with respect to suppliers and the ability to eventually benefit from cross marketing with Telefónica (a significant shareholder in Sogecable). As such, Sogecable may prevent us from accessing certain programming or force us to pay substantial amounts to access programming for our subscribers. For additional information regarding our access to content, see Item 4.B “Business Overview—Multi-Channel Television.”

The difficulties of integrating Retecal and its network into our business and operations could impede our future growth and adversely affect the operation of our business.

Grupo Corporativo ONO, S.A. (“GCO”), our sole shareholder, completed in 2004 the acquisition of Retecal Sociedad Operadora de Telecomunicaciones de Castilla y León, S.A.U. (“Retecal”), which holds the cable telecommunications franchise for the region of Castilla y León. In March 2005, 100% of the shares of Retecal were contributed to Cableuropa. Subject to the limitations imposed by the Indentures and the 2005 senior bank facility, we are finalizing the integration of the Retecal’s network into our business and operations, as well as the merger of Retecal into Cableuropa. The integration of Retecal may divert the attention of our senior management, which could have a negative impact on the operation of our business.

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

•             difficulty to maintain uniform quality standards, controls, procedures and policies; and

•             the impairment of relationships with employees as a result of changes in management and ownership.

When we integrate any potential future acquisitions, we cannot assure you that we will be successful in managing the foregoing or any other risks. Our failure to overcome these and other risks could have a material adverse effect on our business, financial condition and results of operations.

In addition to the foregoing, the integration of Retecal into the ONO Group will increase the debt levels in the ONO Group.

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

We must continuously maintain and improve our networks in a timely and cost-effective manner in order to maintain and expand our customer base, services offer and quality of service, enhance our operating and financial performance and satisfy regulatory requirements. The maintenance and improvement of our existing networks as well as our continued build-out depends on our ability to:

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

•             finance our maintenance costs and network upgrades.

If we fail to maintain and improve our network, our services may be less attractive to existing and potential customers and we may lose customers to competitors who are able to provide higher quality services than us. This could impact our financial condition and make it more difficult for us to fund our operations and meet our substantial debt obligations.

We require information technology enhancements in order to continue providing a high quality customer service. We are currently integrating a new billing and customer relations management system that requires both capital expenditure and a complex migration and integration process. Our inability to effectively implement the new billing system could have a significant adverse effect on the quality of our customer service, our brand image among residential and business customers and the size of our subscriber base. This could impact our financial conditions and make it more difficult for us to fund our operations and meet our substantial debt obligations.

Loss of key employees could weaken our business.

Our operations are managed by a number of key executives and employees. The loss of key employees could significantly impede our financial plans, product development, network completion, marketing and other plans and prevent us from complying with our financing arrangements. In addition, competition for qualified executives in the telecommunications industry is intense. Our growth and our success in implementing our business plans will largely depend on our continued ability to attract and retain highly skilled employees. We cannot assure you that we will be successful in hiring and retaining qualified personnel. If any of our senior executives or other key personnel cease their employment with us, our future operations could be harmed.

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

Residential Telephony.  In the telephony market, our principal competitor is Telefónica and its various subsidiaries. Telefónica is the former monopoly provider of most telecommunications services in Spain. Telefónica has, among other competitive advantages, significantly greater financial resources, brand recognition and market presence than we do. We also compete with other operators such as Wanadoo (a subsidiary of France Telecom) and Ya.com (a subsidiary of Deutsche Telecom) that provide their customers with direct access services unbundling Telefónica’s local loop. In addition, we compete with mobile telephone operators such as Telefonica Móviles (a subsidiary of Telefónica), Vodafone and Amena (a member of the Auna Group) that may threaten the competitive position of our networks, particularly if charges for calls on mobile networks continue to decrease. Spain has yet to see a significant increase in Internet based telephony traffic in the residential market. We do however anticipate that this will represent a competitive threat in the future.

Residential Internet.  Telefónica is our principal competitor with respect to broadband Internet services. In addition to Telefónica, there are various providers of DSL broadband Internet services that offer broadband services using Telefónica’s network on a bundled and unbundled basis, such as Wanadoo, Tiscali and Ya.com.

Television.  Our cable television services compete against Spain’s free-to-air nationwide, regional and local channels. In addition, in the pay television market, we compete against Sogecable’s pay television channel, Canal+ and Sogecable’s satellite platform, Digital +. Digital + has greater resources and market presence than we do, and has exclusive access to certain premium television content. As well as being our principal competitor in the pay television market, Sogecable is one of our programming providers and provides us with access to certain premium content programming. In addition to established competitors such as Sogecable, we may experience increased competition from other current or future competitors or from new technologies. For example, Telefónica has recently launched “Imagenio,” a new commercial pay television service using digital subscriber line (“DSL”) technology, and digital terrestrial television operators are expected to play a role in the marketplace.

In addition, Spanish regulations regarding the provision of cable television services were liberalized in 2003 to allow new authorizations to provide cable television services in our franchise areas. Although no such authorizations will be initially granted before December 31, 2009, the Spanish Government is currently reviewing these regulations.

Business Services.  Telefónica and its affiliates are our principal competitors in providing business telecommunications services, followed by Auna, BT-Ignite, COLT Telecom España, Uni2 and Comunitel, among others. We also compete with other operators including wireless local loop operators.

Competition from the companies described above, as well as from new entrants and new technologies, including but not limited to Internet-based telephony, could create downward pressure on prices across all four of our business lines, resulting in a decrease in our ARPU, a loss of subscribers and a decrease in profitability. In addition, technological developments are increasing cross-competition in certain markets, such as that between mobile and fixed-line telephony. As a result of the foregoing, our success in the marketplace is affected by the actions of our competitors. In particular, our business may be affected if our competitors:

•             offer lower prices, more attractive bundled services or higher quality services, features or content;

•             more rapidly develop and deploy new or improved products and services; or

•             more rapidly expand and enhance their networks.

To compete effectively, we need to successfully design and market our services, anticipate and respond to various competitive factors affecting all of our markets, such as the introduction of new products and services by our competitors, pricing strategies adopted by our competitors, changes in consumer preferences and general economic and social conditions. If we are unable to compete effectively with our competitors or to effectively anticipate or respond to consumer sentiment, we could lose existing and potential customers, which could result in reduced operating margins and results of operations that fall substantially short of our current expectations.

The telecommunications industry is subject to rapid technological changes and such changes could have a material adverse effect on our ability to provide competitive services.

The telecommunications industry is characterized by rapid technological changes and the introduction of new products and services, including developments in technologies such as Internet-based telephony. Our future success depends on our ability to anticipate and adapt in a timely manner to such changes. We expect that new products and technologies will emerge and that existing products and technologies will further develop potentially reducing the prices for our services and rendering obsolete the products and services we offer and the technologies we use. This may require us to invest in new technologies in order to compete effectively with our competitors. However, there is no guarantee that we will be able to fund the capital expenditures for such technological developments through operating cash flow. If our cash flows from operations are insufficient, we would have to seek additional financing to fund the capital expenditures. Given our current substantial debt and the restrictions on our ability to raise additional capital, we may not be able to obtain the funding or other resources to adopt and deploy such new technology in a timely manner.

There is no guarantee that we will successfully anticipate the demands of the marketplace with regard to new technologies. This failure could affect our ability to attract and retain customers and generate revenue growth, which in turn could have a material adverse effect on our financial condition and results of operations. Conversely, we may overestimate the demands of the marketplace with regard to certain new technologies and services. If any new technology or service that we introduce fails to achieve market acceptance, our revenue growth, margins and cash flows may be adversely affected and as a result we may not recover any investment made to deploy such new technology.

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

•             regulation on intelligence network services;

•             taxes imposed on our public rights of way and revenues;

•             other requirements covering a variety of operational areas such as land use and environmental protection, technical standards and subscriber service requirements;

•             significant market power regulations;

•             regulation on cable television; and

•             other regulations.

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

We are also involved in legal proceedings that are contesting our award of the Huelva and Andalucía franchise areas as well as challenging the enlargement of our franchise area of Mallorca. If we lose any of these legal proceedings or any of the contested franchise areas, we would be in default under the terms of the 2005 senior bank facility and the Indentures. Any such default could result in a material adverse effect on our business and results of operations. For additional information, see “Item 4. Legal Proceedings.”

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

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual financial condition, results of operations and cash flows, and the development of the industry in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this Annual Report. In addition, even if our financial condition, results of operations and cash flows, and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this Annual Report, those results or developments may not be indicative of results or developments in subsequent periods. Important facts that could cause our actual results of operations, financial condition or cash flows to differ from our current expectations include, but are not limited to:

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

•             difficulties we may encounter in finalizing the integration of Retecal or any future acquisition target and the extent to which it is necessary to devote significant management time and capital resources to any acquired business;

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

Cableuropa is a leading provider of telephony, broadband Internet and cable television services in Spain.  Cableuropa and its subsidiaries (the “ONO Group”) are wholly owned by Grupo Corporativo ONO, S.A. (“GCO”).  The ONO Group operates under the “ONO” brand and launched commercial services in 1998.

Our reorganization process

Prior to November 1999, Cableuropa owned between 28% and 89% of its Spanish cable and telecommunications subsidiaries. The remaining interests were held by Spanish Telecommunications Limited S. á.r.l. (‘‘Spaincom’’) and various other minority shareholders comprised principally of regional financial institutions, regional media groups and local businesses. In 1999, Cableuropa commenced a reorganization process to merge its cable and telecommunications subsidiaries into Cableuropa and to consolidate and simplify its corporate structure. Between 1999 and 2001 most of the minority shareholders, as well as Spaincom, exchanged their interest in the relevant subsidiaries for ordinary shares of Cableuropa. In January 2002, Cableuropa’s shareholders contributed all of the outstanding shares of Cableuropa to GCO in exchange for 100% of GCO shares, and GCO became the sole direct shareholder of Cableuropa. Between 2001 and 2003, all but four of our operating subsidiaries were merged into Cableuropa and Cableuropa acquired all of their assets and liabilities. During 2004 Region de Murcia de Cable, S.A.U. was merged into Cableuropa. As this was a vertical merger, there were no capital increases in the acquiring company.

Cableuropa, Mediterranea Norte, Mediterranea Sur and Valencia are the ONO Group’s operating companies that are recorded as electronic communications operators and own the necessary authorizations to provide cable television services in our various franchise areas.

During 2003, we extended our geographical reach after Cableuropa was awarded the Castilla-La Mancha cable franchise. The addition of the Castilla-La Mancha franchise area increased our total potential market to 5.6 million homes, representing approximately 27% of the homes in Spain.

During 2004 GCO contributed the minority shares of Mediterranea Norte, Mediterranea Sur and Valencia to Cableuropa and Cableuropa became the sole shareholder of these subsidiaries.

During 2004, Grupo Corporativo ONO, S.A., our corporate parent, acquired 100% of Retecal.  Retecal has the cable telecommunications franchise for the region of Castilla y León (north-west of Spain).

As of December 31, 2004 Retecal had approximately 110,000 residential and business customers and its network passed approximately 550,000 homes. During the year ended December 31, 2004 Retecal generated total revenues of €64.6 million, total operating expenses of €79.0 million and a net loss of €44.9 million. A summary of the results of operations and financial condition of Retecal, which has been derived from its audited unconsolidated financial statements, is set forth below.

	Year ended December 31,
	2002	2003	2004
	(euro in millions)

Summary Statement of Operations Data:
Total revenues	40.8	51.1	64.6
Expenses:
Operating expenses	40.5	46.9	55.9
Costs capitalized	(2.8)	(1.8)	(2.8)
Depreciation and amortization	16.8	22.4	25.9
Total operating expenses	54.5	67.5	79.0

Operating loss	(13.7)	(16.4)	(14.4)

Interest and other financial expense, net	(5.9)	(5.7)	(10.0)
Extraordinary expense, net	(0.9)	(3.2)	(20.5)

Loss before tax	(20.5)	(25.4)	(44.9)

Net loss	(20.5)	(25.4)	(44.9)

Summary Balance Sheet Data:
Cash	0.7	6.2	0.2
Tangible assets, net	233.0	231.8	243.7
Total assets	287.0	290.4	304.5
Total debt (1)	117.6	146.1	150.3
Common stock	135.2	161.7	161.7
Shareholders’ net equity	90.9	92.0	47.0

(1)          Total debt includes short and long term debt with credit entities.

As of December 31, 2004, we had other non-operating subsidiaries that are in the process of being sold or liquidated. For more information regarding these subsidiaries, see note 1 to our audited consolidated financial statements.

For a description of our current organization structure see Item 4.C “Information on the Company—Organizational Structure.”

Recent Developments

In February 2005, as part of our refinancing transactions, we entered into the 2005 senior bank facility. The 2005 senior bank facility refinanced the 2001 senior bank facility and increased our financial flexibility and the amount of funds that we can apply to the continued build-out of our network and the development of our business. For additional information regarding the 2005 senior bank facility see Item 5.B “Liquidity and Capital Resources” and Item 10.C “Additional Information—Material Contracts—The 2005 senior bank facility.”

In March 2005, Cableuropa performed a capital increase of 196,728,848 shares that was fully subscribed by GCO in exchange for the contribution of 100% of the capital stock of Retecal, following which Cableuropa became the sole shareholder of Retecal. In March 2005, Cableuropa delivered to the Mercantile Register the vertical merger projects for Mediterranea Norte, Mediterranea Sur, Valencia and Retecal, all wholly-owned subsidiaries of Cableuropa.

B.                                    Business Overview

We are a leading provider of integrated telephony, broadband Internet, and cable television services to residential and business customers in Spain. We commenced operations in 1998 and, since that time, have pursued a strategy of rapid penetration generating multiple revenue streams to grow our business. As of December 31, 2004, we had 676,858 residential customers and 17,369 primarily small and medium-sized business customers. During the year ended December 31, 2004, we generated revenue of €443.4 million and EBITDA of €172.4 million, resulting in an EBITDA margin of 38.9%. During the three months period ended December 31, 2004, we generated revenue of €119.3 million and EBITDA of €46.3 million, resulting in an EBITDA margin of 38.8%.

Our 862 megahertz hybrid fiber coaxial network provides a high speed, high capacity, two-way communications pathway with direct access to our customers. As of December 31, 2004 our backbone network extended 7,575 route kilometers and our local networks extended 8,214 route kilometers, passing over almost 2.3 million homes. Our addressable market is 5.6 million homes and 0.7 million businesses, representing approximately 27% of the 20.8 million homes and 25% of the 2.8 million businesses in Spain. We believe our franchise areas, especially those in our Mediterranean cluster, are growing rapidly both in the number of homes constructed each year and in gross domestic product per capita. We are continuing to expand our network in areas with attractive revenue potential.

The following table includes information regarding the build-out and reach of our network:

	As at December 31,			Percentage Change
	2002	2003	2004	2002/2003	2003/2004
Infrastructure:
Local access network (route kilometers)	6,279	7,148	8,214	13.8%	14.9%
Backbone network (route kilometers)	6,263	6,711	7,575	7.2%	12.9%
Cities with service	81	98	123	21.0%	25.5%
Homes passed	1,760,744	2,003,233	2,285,439	13.8%	14.1%
Homes released to marketing	1,469,061	1,743,266	2,038,172	18.7%	16.9%
Percentage of homes passed	83.4%	87.0%	89.2%	—	—

Our service offerings are comprised of telephony, broadband Internet and cable television services to residential customers as well as voice and data telecommunications services to business customers.

•                                          Residential Telephony.  We provide local, national and international telephony services to 622,275 customers, representing 30.5% penetration in our franchise areas as of December 31, 2004. In 2004, our residential telephony revenues were €210.8 million. ARPU for our residential telephony services for the fourth quarter of 2004 was €30.1.

•                                          Residential Internet.  We are a leading provider of residential broadband Internet services in our franchise areas. Our broadband Internet customer base grew by approximately 44% in 2004, resulting in 268,355 broadband Internet customers and representing 13.3% penetration as of December 31, 2004. In 2004, our total Internet revenues were €89.6 million. ARPU for our broadband Internet services for the fourth quarter of 2004 was €32.2.

•                                          Residential Television.  We are a leading provider of pay television services in Spain with 369,496 customers, representing 18.1% penetration as of December 31, 2004. We offer a wide selection of digital and analog cable television programming from basic to premium packages. Each of our programming packages also provides easy access to our pay-per-view services. In 2004, our cable television revenues were €104.0 million. ARPU for our cable television services for the fourth quarter of 2004 was €25.8.

•                                          Business and other Services.  We provide voice and data telecommunication services principally to small and medium sized enterprises, although our business customers also include several larger corporate clients and public institutions. As of December 31, 2004 we had 17,369 business customers. The number of our business customers increased by approximately 32% during 2004. In 2004, our business and other services revenues were €38.9 million. ARPU for our business services for the fourth quarter of 2004 was €210.

Key Strengths

We believe that our competitive strengths will enable us to benefit from the substantial demand for integrated communications services in our franchise areas. Our competitive strengths include:

•                                          Proven ability to acquire subscribers.  As a customer focused organization with an effective marketing strategy, we have achieved rapid growth of customers and penetration. As of December 31, 2004, we had achieved an overall customer penetration rate of 33.2%. Our experience shows that penetration rates have continued to increase in franchise areas where the build-out is substantially complete. This is highlighted by the fact that our penetration rate has risen to over 40% in areas, such as Cádiz and Albacete, where we have marketed our services for more than five years.

•                                          Ability to provide bundled services.  We currently provide a variety of bundled service offerings in order to maximize revenues from each of our customers. Our bundled services are comprised of a combination of some or all of our services, offering our customers the convenience of having a single provider for their communication, entertainment, and information needs. By offering bundled services, we can price our services more aggressively than individual services offered by our competitors. We believe this results in higher customer loyalty and increased penetration. As of December 31, 2004, approximately 20% of our total residential customers received three services and approximately 67% received either two or three services. At that date we had achieved penetration rates of 30.5%, 13.4% and 18.1% for residential telephony, Internet and cable television services, respectively, resulting in RGUs per residential customer of 1.87.

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

•                                          Strong shareholder support.  Our shareholders provide us with a strong financial commitment and local and international perspectives. Since we commenced operations in 1998, our shareholders have collectively contributed approximately €945 million. Our shareholders also contribute Spanish market understanding, financial expertise, and important relationships with regulators, governmental authorities, suppliers, and customers. Our shareholders include Banco Santander Central Hispano, Bank of America, Capital Communications CDPQ, General Electric, Grupo Ferrovial, Grupo Multitel and Sodinteleco.

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

Our Strategy

Our strategy is to maintain and enhance our position as a leading provider of integrated telephony, broadband Internet and cable television services in Spain. In order to achieve these objectives we focus on:

•                                          Increasing cash flow generation and maximizing our return on capital employed, through the following strategies:

•                                          Increasing Penetration.  We believe that the acquisition of new customers and the retention by increasing loyalty levels of current customer base in our franchise areas is critical to the success of our business plan. Our strategy is to increase penetration in our franchise areas by offering bundled services to attract new customers by providing them with a single solution to their communication, entertainment and information needs at competitive prices and by increasing their loyalty to our company,.

In key cities where we have marketed for more than five years, such as Cádiz and Albacete, we have already achieved penetration rates in excess of 40%. We believe that this is due to our continued marketing efforts within our franchise areas following the substantial build-out of the relevant network, and illustrates our belief that there is significant customer growth potential within our existing base of homes released to marketing.

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

•                                          Continued improvement of our financial structure: Our management and shareholders are committed to ensuring that we have an appropriate capital structure, taking into account available growth opportunities. We focus on growing our EBITDA at a faster rate than our use of additional debt, thereby reducing our total debt to EBITDA leverage ratio. We will not however simply rely on growing our EBITDA to improve our financial profile. We will also seek to carry out any financial transaction with the goal of reducing our cost of debt and extending our debt maturities, thereby improving our financial flexibility.

Our Products and Services

We currently provide our residential and business customers with a broad array of competitive broadband products and services.

Residential Services

The table below sets out certain information with respect to our residential service customers:

	As of December 31,
	2002	2003	2004
Telephony customers	448,926	544,271	622,275
Broadband Internet customers	117,305	186,447	268,355
Narrowband Internet customers	24,317	12,619	3,134
Cable television customers	296,956	339,378	369,496
Total residential customers(1)	480,296	581,345	676,858
Penetration:
Residential telephony	30.6%	31.2%	30.5%
Broadband Internet	8.0%	10.7%	13.3%
Cable television	20.2%	19.4%	18.1%
Total residential customers	32.7%	33.3%	33.2%

(1)                                  A customer may subscribe for residential telephony, residential Internet, cable television, or a combination of all three services.

Bundled Services

In order to maximize the revenue from each home passed, we actively encourage customers to subscribe to more than one service by offering price savings and the convenience of having a single supplier and a single point of contact for all communication, entertainment, and information needs. Customers who subscribe for more than one service currently pay on average between 10% and 21% less than the aggregate cost of subscribing for our relevant services on an individual basis. In addition, initial connection and installation charges are currently waived for all customers subscribing to any of our bundled services.

We offer the following bundled services all of which include a telephony line:

	Television package	Telephony	Broadband	Monthly charge(1)
Broadband Internet

150 Kbps bundle	—	X	150 kbps	€44.80
600 Kbps bundle	—	X	600 kbps	€47.85
1 Mbps bundle	—	X	1,024 kbps	€57.85

Digital Television(2)
ONO 2000D	ORO	X	—	€28.90
			150 kbps	€55.80
			600 kbps	€58.85
			1,024 kbps	€68.85
ONO 4000D	PLATINUM	X	—	€40.90
			150 kbps	€67.80
			300 kbps	€70.85
			1,024 kbps	€80,85

(1)                                  We charge an additional fee of €6.49 per month for a decoder, and there are other charges for cable modems, phone terminals and other equipment, as appropriate.

(2)                                  Since the launch of our digital television services in 2003, we have discontinued the marketing of our analog television services. We continue to provide bundled services with analog television programming to existing analog television customers.

In addition to monthly charges, customers also pay variable charges related to telephony usage, pay-per-view television programs and other value-added services.

Residential Telephony

Our residential telephony service provides direct access connectivity to our customers in our franchise areas. We seek to maximize the use of our own network when routing calls in order to minimize interconnection costs and maximize control over quality of service. Currently our networks interconnect directly with the networks of among others, Telefónica, Amena, Vodafone, Auna and Cable & Wireless.

Our initial one-time connection charge is €45.90, which we believe is attractively priced compared to Telefónica’s installation charges. We waive this connection fee for customers who subscribe to any of our bundled services. Customers who purchase our telephony service not bundled with other services pay a monthly line rental charge of €17.90 per month and in order to encourage recommendations by customers and loyalty, we offer free calls between our customers.

We include in our basic telephony service a range of additional services including voicemail, call waiting, short-code dialing and call return at no additional cost. We are also offering additional value-added services for free such as barring of incoming calls from numbers selected by the customer, alarm clock service and total or selective barring of outgoing calls. We also offer telephony handsets for sale or rental.

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

Our Internet service offerings consist of the following:

	Monthly Charge(1)		Installation	Transfer speeds
	bundled	unbundled
150 kbps Unlimited	€44.80	€29.90	60.90	150 kbps
600 kbps Unlimited	€47.85	€35.90	60.90	600 kbps
1 Mbps Unlimited	€57.85	€39.95	60.90	1 Mbps

(1)                                  Does not include monthly rental of cable modem for €8.99 or purchase of cable modem for €60. Installation of an Ethernet PC card is optional for €89.99.

In addition, our Kit ONO WiFi and Kit ONO WiFi Lan products offer wireless broadband Internet services, at an installation charge of €176.99 or €199.99, respectively.

As of December 31, 2004, we had approximately 3,100 customers taking our narrowband dial-up service at 56 kbps, representing 1.2% of our total Internet service customers. While we continue to provide narrowband Internet access to existing customers we do not actively market this service to new customers. In addition, we are encouraging our narrowband customers to migrate to our broadband Internet services by offering free installation, and by pricing our lowest cost broadband offering at the same price as our narrowband services.

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

We offer our television services in a range of television packages at different price levels in order to address the widest possible cable television audience. We also broadcast various local and regional television channels that are not offered by the satellite television provider in Spain. The programming offered to our customers contains a wide selection of television series, movies, sports, news, music, documentaries and children’s’ channels including, among others, the following: Disney channels, ESPN, Eurosport, MTV, Fox, Hollywood, Paramount Comedy, Showtime, CNN and Discovery channel. We also offer pay-per-view movies from Hollywood studios, U.S. independent producers and Spanish and European producers. We have entered into contracts with affiliates of Sogecable to provide us with premier Spanish soccer pay-per-view programs, including Spanish league and King’s Cup soccer. These contracts will terminate in 2009, unless otherwise extended or renewed.

When we first launched commercial services in 1998, we offered our customers analog cable television services. In 2003, we finished the deployment of our digital television platform, the installation of our state-of-the-art national digital head-end in Madrid and the development of our own electronic program guide and our digital channel line-up. Since June 2003 we offer digital television in all of our franchise areas.

Following the launch of our digital television services, we discontinued the marketing of analog services to new customers although we continue to provide analog services to our existing customers. At the end of 2004, 53.1% of our television customers were subscribing to our digital services. In 2004, once we had achieved sufficient operational experience in digital services we commenced a pro-active migration of existing analog customers to our digital services. We anticipate that this migration process will take several years to complete.

Digital Television

The introduction of digital television has allowed us to increase our television customer ARPU due to both the increase and enhancement of our channel line-up and the increase of our pay-per-view buy rates. Our digital television services increase the take up of pay-per-view programming through the use of near-video-on-demand, a service which allows our customers to access pay-per-view movies that commence at fifteen minute intervals. We provide our customers with more than 150 digital television channels, including 54 channels reserved for near-video-on-demand as well as our electronic programming guide. From our state-of-the-art digital television center in Madrid, we broadcast to all of our customers using our national network. We expect to offer interactive digital television services in the future, including Internet access, TV mail and consumer applications, such as games, through the television set. We are in the process of launching a full video-on-demand service. We believe that video-on-demand will provide us with a competitive advantage over the satellite television operator, Digital+, who does not currently have the technological capacity to offer such a service. We aim to introduce video-on-demand in the second half of 2005.

Based on the success of our analog television offerings, we designed our digital television offer using a two package structure. These packages are called ORO D and PLATINUM D.

The table below shows the number and type of channels available to subscribers of our digital television service packages, and the monthly retail charge for each package:

	ORO D	PLATINUM D
Digital offer(1)
Pay channels	36	83
Terrestrial channels	13	13
Fila ONO pay-per-view channels	54	54
ONO channels	2	2
Adult channel	1	1
Total TV Channels(1)	106	153
Audio channels	5	25
Total Channels(1)	111	178
Monthly charge(2)(3)	€18.90	€33.90
Adult channel additional charge	€8.90	€8.90

(1)                                  The number of channels may vary depending on the franchise.

(2)                                  Does not include adult channel.

(3)                                  Does not include an additional fee of €6.49 per month for a decoder.

Analog Television

We provide our analog services to our existing subscribers using a selection of tiered packages called MINI, ORO and PLATINO, all of which provide access to our 11 Fila ONO pay-per-view channels.

The table below shows the number and type of channels available to subscribers of our analog cable television service packages, and the monthly retail charge for each package:

	MINI	ORO	PLATINO
Analog offer(1)
Pay channels	4	24	28
Terrestrial channels	13	13	13
Fila ONO pay-per-view channels	9	9	9
ONO channels	2	2	2
Total Channels(1)	28	48	52
Monthly charge(2)	€16.90	€17.90	€25.90

(1)                                  The number of channels may vary depending on the franchise.

(2)                                  Does not include an additional fee of €6.49 per month for a decoder.

Business Services

We provide our business customers with a wide range of voice and data communications services. We target small and medium sized businesses, and more selectively, large businesses and public sector organizations.

Our six years of operations have provided us with a deep knowledge of our current and potential business customers’ communications requirements. This knowledge has led us to develop new services and to redesign our sales and marketing processes in order to fulfill our customers’ needs.

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

We provide our business customers with a number of options including “Oficina ONO”, which bundles two voice lines with guaranteed broadband Internet services of up to 4 Mbps, and a variety of other value-added options. Our bundled services have been one of the principal factors contributing to the 32.3% growth in our business services customer base during 2004.

We can also address the specific needs of our customers with the different value-added services contained in our product portfolio.

Large businesses

Large business customers accounts demand far more specific and sophisticated services than our small and medium sized businesses. We believe that our fiber-rich local access network in our franchise areas and our increasing presence as a national communications company allows us to offer businesses with competitively priced, reliable, high quality products and services covering a complete voice and data portfolio.

For customers inside our franchise areas we have developed dedicated provisioning and installation teams and have established an account management system to give these customers a single direct point of contact within ONO, allowing us to seek on a proactive basis to provide customized solutions to their communications requirements.

As a result of the increase in the size of our network and the improvement of our business product portfolio, we were awarded the supply contract for the provision of telecommunications and data services to the City Council of Valencia. Valencia is the largest city within our regional clusters and the third largest city in Spain. In February 2004, we were awarded a similar public contract to supply telecommunications services to the City Council of Mallorca. These successes, which will generate annual revenue of around €1 million, provide evidence that our enhanced business strategy is achieving success.

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

•                                          Our carrier services provide other operators with leased circuit lines on our network. We provide guaranteed bandwidth from 64 Kbits up to 2.5 Gbps.

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

We believe that the ONO brand, as a well-recognized brand in our areas of operation and throughout Spain, is a strong marketing tool. In 2004, the last time we conducted a survey of our overall brand awareness in key cities in which we operate, prompted and unprompted brand awareness of the ONO brand was 100%.

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

Quality and Customer Service

Customer satisfaction is essential to the maintenance of our current subscriber base, our pricing levels and to our future prospects. We consider that customer satisfaction is significantly conditioned by the quality of our networks. For this reason we have designed redundant high speed, high capacity fiber-optic broadband networks from the start of our network buildout. We also ensure that our main suppliers and contractors are capable of providing us with top quality products and satisfactory service level agreements. With these quality control policies, our network quality ratios for the fourth quarter of 2004, which improved the targets reported to the Spanish regulatory authorities, were as follows:

Access network service failures	1.9%
Time to manage 95% of service failures	44 hours
Failed calls—national	0.3%
Failed calls—international	2.7%
Failed calls—mobile	0.2%

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

•                                          Installations and provisioning: the installation process is the first contact we have with our customers once they have contracted our services. Due to our geographical reach, we work with different installation contractors in our franchises, though all of them are trained in our specific installation process and monitored from our internal installations team and our specialized call center help desk. Aiming to maximize our customer satisfaction, we have developed specific tools to allow for the automated provisioning of services immediately following the installation. In addition, we have re-engineered our process to centralize all of our installation and provisioning functions and customer contact in a separate specialized call center.

As a result we have achieved the following provisioning ratios in the last quarter of 2004:

Average provisioning time	5 days
Provisioning completed within 10 days	92%
Repair execution within 48 hours	97%

•                                          Billing process: we view our billing process as a key service to our customers, and we continually seek to improve the disclosure, flexibility and look of our bills. We have improved services such as the detail of telephone calls and pay-per-view consumption by providing on-line billing information. We also aim to implement e-billing to the extent that this service is more customer friendly and cost efficient. We are implementing a new billing system that is going to provide us with further flexibility and increased functionality to enhance our customer service.

•                                          Customer call centers: we operate two customer call centers in Valencia, with a total of 450 seats, providing service 24 hours a day, 365 days a year. We have added an integrated automated call-handling system to our process in order to re-direct our customer calls to separate specialized help desks, thus increasing the number of calls handled and reducing our answering times. In the last quarter of 2004, over 96% of all calls were handled within 30 seconds.

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

•                                          Customer loyalty and retention: customer loyalty and retention has become one of our high-priority objectives. Though we are currently analyzing future developments to improve our loyalty programs, to date we have created a loyalty program called Club ONO for our television customers. Club ONO members can receive direct gifts, participate in draws for tickets to exclusive events and film premieres. We also have a team dedicated to customer retention in our call centers who help resolve customer problems or complaints.

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

Clusters	Total Homes(1)		Homes Passed	Total Businesses(2)
Mediterranean Cluster	2,040,690	(3)	1,072,793	263,598	(3)
Southeast Cluster	2,527,563		719,794	295,072
Andalucía Cluster	717,097		339,528	77,009
North Cluster	281,792		153,324	34,017
Total—Franchises	5,567,142		2,285,439	669,696

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

•                                          The Southeast Cluster. The Southeast cluster covers approximately 96,600 square kilometers, with 2.5 million homes and 295,000 businesses and a total population of 4.4 million. The Southeast cluster serves the province of Alicante, the region of Murcia and each of the five provinces in the region of Castilla-La Mancha. The principal cities are Alicante, Murcia,

Ciudad Real, Cuenca, Guadalajara, Toledo and Albacete, all of them provincial capitals, and the cities of Elche, Talavera de la Reina and the port city of Cartagena. The franchise of Castilla-La Mancha was won in mid 2003 and therefore our network development in the five provinces within the region of Castilla-La Mancha (other than the city of Albacete) commenced in late 2003 and 2004. We commenced our commercial activity in these provinces during the first half of 2004.

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

We believe, however, that our ability to offer bundled services to our customers currently provides us with a competitive advantage over our main competitors. In our areas of operations, we are the only service provider that can provide the full range of services that we offer, including:

	ONO	Telefónica	Digital+	Broadband Resellers	Telephone Resellers	Free to air TV
Telephony	X	X	—	—	X	—
Broadband Internet	X	X	—	X	X	—
Television	X	X	X	—	—	X
Bundled Services	X	X	—	—	—	—
Business Services	X	X	—	X	X	—

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

Spain has yet to see a significant increase in Internet based telephony (or voice over internet protocol – VoIP) traffic in the residential market. We do however anticipate that this will represent a competitive threat in the future.

We also compete with the three mobile telephony operators in Spain: Telefónica Móviles, Vodafone and Amena, that may threaten the competitive position of our network, particularly if the costs of calling plans for mobile phones continue to decrease or if consumers migrate entirely off of fixed line services.

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

On February 3, 2003, we appealed the Spanish Government’s approval of the merger before the Supreme Court. Other affected parties have also appealed the approval. As of the date of this Annual Report, there have been no material developments regarding this matter.

In 2003 Telefónica launched its “Imagenio” services, offering television services via DSL. The Imagenio service allows Telefónica to offer bundled services to its customers. To date, Telefónica’s Imagenio service is offered in parts of certain cities such as Madrid, Barcelona and Alicante.

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

In accordance with the General Law on Telecommunication, its provisions shall be implemented through several regulations, one of which has been enacted (Royal Decree 2296/2004, December 10th on electronic communications markets, access to networks and numbering). Until approval of the regulations that need to be enacted, regulations currently in force relating, amongst others, to universal and compulsory services, and public service obligations, will remain applicable in the terms established by the General Law on Telecommunications.

In addition, the CMT will define the relevant markets (following EU Guidelines) and analyze them in order to determine the operators holding significant market power. Pursuant to Royal Decree 2296/2004, the CMT will impose the most appropriate specific obligations to those operators with significant market power in order to guarantee the development of such relevant markets within an effective competition environment. The current markets, operators with significant market power and obligations imposed on them shall remain applicable, in the terms established by the General Law on Telecommunications, until the new markets are defined, the operators with significant market power appointed and their obligations determined.

Pursuant to Royal Decree-Law 6/2000 on certain cross-ownership and cross-voting rights restrictions in companies considered as principal operators, amongst others, in the fixed-line telephony market, the ONO Group was declared by the CMT as principal operator in said market, together with the Telefonica Group, Auna Group, and other companies, being their direct and indirect shareholders subject to certain shareholding and voting rights restrictions. This notwithstanding, and pursuant to the terms of Royal Decree-Law 6/2000 and its implementing regulations, the CMT authorized one of the indirect shareholders of the ONO Group to keep its voting rights in two entities considered as principal operators in the fixed-line telephony market.

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

Interconnection agreements are subject to the supervision of the CMT and to Spanish regulations. Royal Decree 2296/2004 applies to Interconnection, Access to Public Networks and Numbering. The Interconnection Decree requires Telefónica to submit a “reference interconnection offer” (RIO) to the CMT containing, amongst others, its proposed price terms, which shall be cost-oriented. The last interconnection reference offer is the RIO 2003.

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

Numbering and Operator Selection

In order to provide telecommunications services, operators need to be furnished with public numbering resources, i.e. the ability to allocate phone numbers among subscribers or users of telephony services in accordance with the applicable, government approved, National Numbering Plan. The CMT has the authority to allocate numbers and must act within a maximum period, currently three weeks, from the date of the relevant application.

The General Law on Telecommunications and the Royal Decree Decree 2296/2004 address operator selection, which refers to the ability of the subscriber or user to select a given operator for all or certain calls. The operator to be used can be chosen ahead of time or on a call-by-call basis. The operator selected must transport the calls effectively and efficiently. Operators with significant market power in the provision of connection to and use of the public telephony network at fixed locations—currently Telefónica—are obliged to provide operator selection. The Government is allowed to impose operator selection obligations on other type of networks.

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

Number Portability

Under the General Law on Telecommunications, users or subscribers shall have the right to keep their existing telephone numbers when contracting for the same telecommunications services from a new provider, in the cases to be established by the relevant implementing regulation. The General Law on Telecommunications further requires that operators shall share some of the costs associated with this service. The Royal Decree 2296/2004 provides for the exercise of these rights.

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

During this interim period, prices charged by Telefónica for the provision of fixed-line telephony services and leased lines are based on a model of maximum limits of annual prices, established using as a reference the annual changes in the consumer price index, approved by the Government Commission of Economic Affairs. According to the framework currently in force, this price cap regime shall be applicable until December 31, 2005.

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

The CMT may determine that providing universal service imposes a competitive disadvantage on the operators that provide these services, and that the net cost of these services should be allocated among certain operators in accordance with criteria to be determined by the CMT. The mechanism to compensate for these costs shall be the National Universal Service Fund. Contributions to the National Universal Service Fund shall be made by the operators in accordance with a regulation that will implement the General Law on Telecommunications. The current Decree on Universal Service indicates that a National Fund for Universal Service will be created and that the costs will eventually be allocated among certain operators on the basis of gross revenue. Nevertheless the CMT has agreed that no compensation shall be applied to the costs of providing universal service for years 2001 and 2002. The CMT has not considered the costs of providing universal service for 2003 and 2004 yet.

In addition to universal service, the Government may impose other public service obligations to operators to fulfill public safety or national defense. In the same way, it may impose other public service obligations, prior report from the CMT, due to the following reasons: territorial cohesion, extension of use of new technologies and services, to ease communications amongst certain groups with special circumstances, and to ease the availability of those services that imply evidence of the contents of the message sent or of its sending or reception.

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

At present, and until the relevant regulation is approved, the provision of cable television services is mainly governed by those provisions still applicable of the Cable Telecommunications Law, pursuant to the relevant interim provisions of the General Law on Telecommunications, the Law of Television Without Frontiers, the Royal Decree 2296/2004 and the relevant resolution converting the former concessions to provide cable television services within our franchise areas into administrative authorizations. After the approval of the regulation that will govern the provision of cable television services, our administrative authorizations to provide cable television and pay-per-view services will be subject to that regulation.

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

•                  and to comply with obligations on conditional access, on access to certain television and radio services, on broadband television and rebroadcast that may be imposed on the holder of an administrative authorization pursuant to the interim regime established in the General Law on Telecommunications. This notwithstanding, until the relevant regulation on some of these issues is approved the provisions of the Cable Telecommunications Law on the obligations to distribute all terrestrial national broadcast channels, regional channels and those local channels if requested by the subscribers, are still applicable to cable television operators.

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

Cableuropa, Mediterranea Norte, Mediterranea Sur and Valencia are the ONO Group’s operating companies that are recorded as electronic communications operators and own the necessary authorizations to provide cable television services in our various franchise areas.

As of December 31, 2004, we had other non-operating subsidiaries that are in the process of being sold or liquidated. For more information regarding these subsidiaries, see note 1 to our consolidated financial statements.

The chart below sets forth our organizational structure as of December 31, 2004:

We are in the process of merging Valencia, Mediterranea Norte and Mediterranea Sur with Cableuropa. We are also in the process of merging Retecal with Cableuropa through a capital increase subscribed by GCO in exchange for 100% of the capital stock of Retecal.

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

The broadband Internet and cable television networks use a hybrid fiber-coaxial transmission system. The system is broadband and operates over a wide frequency. The forward path uses the range from 86 megahertz to 862 megahertz, and is capable of carrying voice, data, video and television channels. The segment up to 630 megahertz is currently used for broadband internet and analog cable television services and a further 232 megahertz of capacity is used or reserved for digital television, video-on-demand (“VOD”) and future digital services. Once we have migrated all of our television customers to our digital television services, we will reuse the analog segment for other services. This network is also designed to support reverse path operations on bandwidths up to 65 megahertz allowing interactivity between individual homes and the head-ends.

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

Backbone Network

Iberdrola, a large Spanish electrical utility provider, leases us high capacity fiber-optic cable linking our Spanish franchises in eastern and northern Spain with each other and with the city of Madrid. ADIF (formerly RENFE, the Spanish national railway company) provides us with similar fiber linking Andalucía with Madrid. We completed the lighting of our national backbone network in 2001 and we have since then added almost full redundancy to ensure that we can maintain a high quality of service and network availability for our customers. By the end of 2004, we were operating 7,575 route kilometers of high capacity, fiber-optic cable national network.

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

The diagram set forth below provides a high level, graphical depiction of our network topology:

General Network Topology

Construction and Equipment Suppliers

We rely on Ferrovial, one of Spain’s leading construction corporations and one of the ONO Group’s beneficial shareholders, and a number of other smaller contractors, for the construction, commissioning and delivery of our networks. In the event that it becomes necessary, we are confident that we could continue our current rate of construction even if one of these construction companies should cease operations.

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

Details of our principal leased premises are summarized below:

Address	Current Use	Size (square meters)

Madrid Office C/ Basauri 7-9 and 3-5 Urbanización La Florida 28023 Aravaca (Madrid)	Head Office, digital head-end, technical center	10,763

Albacete Polígono industrial Campollano Avda. 1ª. Nº. 21 02007 Albacete (Albacete)	Office, technical facility, head-end and warehouse	5,450

Albacete Store C/ Concepción, 4 02002 Albacete	Store	165

Cantabria C/García Morato, 26 39009 Santander (Cantabria)	Office and technical facility	1,589

Palma de Mallorca Avda. 16 de Julio Polígono Son Castello 07009 Palma de Mallorca	Office, head-end and warehouse	1,318

Address	Current Use	Size (square meters)

Palma de Mallorca Store Vía Alemania 07003 Palma de Mallorca	Store	454

Customer service C/ Gremis, 4 46014 Valencia	Call center	1,575

Valencia Pol. Alquería del Moret Picanya Valencia	Warehouse	2,139

Algeciras Avda de Irlanda, s/n Carretera del Rinconcillo Edificio Sur 1 11205 Algeciras (Cádiz)	Offices, technical facilities and store	2,160

Cartagena Poligono Industrial Cabezo Beaza C/ Bucarest nº 30	Offices and technical facilities	1,349

Murcia Avda. Juan Carlos I, s/n Edificio Torre de Cristal 2ª planta 30100 Espinardo (Murcia)	Offices, head-end and technical facilities	1,200

Murcia Store Plaza Circular	Store	52

El Puerto de Santa María Polígono Industrial “El Palmar” C/ El Palmar, Nave 2 (bis), 2 and 3 11500 El Puerto de Santa María (Cádiz)	Offices, head-end, technical facilities and warehouse	1,693

Murcia Av. Juan Carlos I Murcia	Offices and wharehouse	1,897

Cádiz Avda. Consejo Europa s/n, naves 1ª and 1B 11011 Cádiz	Head-end	1,247

Cádiz Store C/ José del Toro, 6 – Local 2 11001 Cádiz	Store	75

Jerez Store C/ Santa María, 25 11401 Jerez	Store	46

Huelva Avda. Príncipe de las letras 21007 Huelva	Offices, wharehouse, head-end and information point	1,442

Address	Current Use	Size (square meters)

Alicante Carretera Ocaña, nº 15 03007 Alicante	Offices and technical facilities	6,591

Castellón C/ Hermanos Bou, 16 12003 Castellón	Offices, technical facilities and store	2,865

San Fernando San Fernando (Cádiz)	Store and information center	310

Valencia Polígono Vara de Quart C/ Gremis, 12 46014 Valencia	Offices, head-end, technical facilities and warehouse	2,415

Valencia Store Gran Vía Marqués del Turia, 4 46005 Valencia	Store	175

Sanlucar Benito Perez Galdos, 8 Sanlucar de Barrameda Cadiz	Information point	100

Barcelona C/ General Almirante, 2 08014 Barcelona	Offices	309

Puerto Pintor Enrique Ochoa, 15 El Puerto de Santa Maria Cádiz	Information point	64

La Línea de la Concepción Isabel La Católica, 57 La Línea de la Concepción Cádiz	Information point	45

Madrid Av. Europa, 4 P.E. La Moraleja Madrid	Offices	810

Valencia San Vicente, 22 Valencia	Internet café	728

Santander Calderón de la Barca, 15 Santander	Store	95

Torrelavega Julian Urbina, 7 Torrelavega Santander	Information point	15

Alicante Pintor Lorenzo Casanova, 54 Alicante	Store	115

Address	Current Use	Size (square meters)

Cartagena Carlos III, 19 bis Cartagena	Store	77

Elche Reina Victoria, 79 Elche	Store	50

Cuenca Diego Jiménez, 2 Cuenca	Offices and store	134

Toledo Av. Europa, 24 Toledo	Head-end, offices and store	210

Talavera de la Reina Av. Pio XII, 29 Talavera de la Reina Toledo	Offices and store	129

Puertollano Juan Bravo, 1 Puertollano Ciudad Real	Offices	75

Ciudad Real Toledo, 26 Ciudad Real	Offices and store	150

E.                                      Legal Proceedings

We are engaged in routine litigation arising in the ordinary course of our business. This routine litigation includes litigation relating to the size of the annual fee payable for the use of the public domain. We do not believe that the adverse determination of any such pending routine litigation, either individually or in the aggregate, could have a material adverse effect on our business or financial condition.

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

A. Operating Results

Overview

We are a leading provider of integrated telephony, broadband Internet, and cable television services to residential and business customers in Spain. We commenced operations in 1998 and, since that time, have pursued a strategy of rapid penetration generating multiple revenue streams to grow our business. As of December 31, 2004, we had 676,858 residential customers and 17,369 primarily small and medium-sized business customers. During the year ended December 31, 2004, we generated revenue of €443.4 million and

EBITDA of €172.4 million, resulting in an EBITDA margin of 38.9%. During the three months ended December 31, 2004, we generated revenue of €119.3 million and EBITDA of €46.3 million, resulting in an EBITDA margin of 38.8%.

Our 862 megahertz hybrid fiber coaxial network provides a high speed, high capacity, two-way communications pathway with direct access to our customers. As of December 31, 2004 our backbone network extended 7,575 route kilometers and our local networks extended 8,214 route kilometers, passing almost over 2.3 million homes. Our current addressable market is 5.6 million homes and 0.7 million businesses, representing approximately 27% of the 20.8 million homes and 25% of the 2.8 million businesses in Spain. We believe our franchise areas, especially those in our Mediterranean cluster, are growing rapidly both in the number of homes constructed each year and in gross domestic product per capita. We are continuing to expand our network in areas with attractive revenue potential.

Factors Affecting Our Business

Our residential services accounted for 91.2% of our total revenues for the year ended December 31, 2004. Business services accounted for the remaining 8.8% of our total revenues for the year ended December 31, 2004.

The following table sets forth certain information with respect to our network and services and the percentage change from period to period for each of the periods indicated.

	As of and for the Year Ended December 31,			Percentage Change
	2002	2003	2004	2002/2003	2003/2004
Residential:
Homes passed	1,760,744	2,003,233	2,285,439	13.8%	14.1%
Homes released to marketing	1,469,061	1,743,266	2,038,172	18.7%	16.9%
Percentage of homes passed	83.4%	87.0%	89.2%
Penetration	32.7%	33.3%	33.2%
Customers	480,296	581,345	676,858	21.0%	16.4%
ARPU (in euro)(1)	50.7	54.1	54.6	6.7%	0.9%
RGUs(2)	887,504	1,082,715	1,263,260
RGUs per customers	1.85	1.86	1.87
Churn(3)	12.1%	13.6%	16.1%
Revenue (in euro millions)	234.5	329.4	404.4	40.4%	22.8%

Business & Other:
Customers	8,648	13,133	17,369	51.9%	32.3%
ARPU (in euro)(1)	205.0	229.0	210.0	11.7%	(8.3)%
Revenue (in euro millions)	19.0	29.2	38.9	54.2%	33.2%

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

The following are the key factors affecting our business:

Customers.  Our residential customer base (which includes small office and home office customers) increased by 16.4% and 21.0% in 2004 and 2003 respectively, reaching 676,858 customers as of December 31, 2004. This growth in residential customers reflects three factors: (i) increase in the number of homes passed, (ii) increase in the percentage of homes passed that have been released to marketing and (iii) increase in the penetration of homes released to marketing. We have continued to build-out our network and increased the take-up of services in areas already built-out, which passed 2,285,439 homes as of December 31, 2004 compared to 2,003,233 homes as of December 31, 2003 and 1,760,744 homes as of December 31, 2002. In addition, the growth in customers reflects the improved efficiency with which we are able to release to marketing the homes passed, reaching 89.2% in 2004 versus 87.0% and 83.4% in 2003 and 2002, respectively. Penetration remained stable in 33.2% as of December 31, 2004, as compared with 33.3% as of December 31, 2003 and slightly above the figure as of December 31, 2002 (32.7%).

Our churn rate was 16.1% in 2004 as compared with 13.7% in 2003 and 12.1% in 2002. We believe the increase in customer churn, particularly with respect to customer churn in 2004, reflects the impact of price increases during the periods.

Our focus on marketing to small and medium sized enterprises has resulted in an increase in our business customer base to 17,369 customers as of December 31, 2004 from 13,133 and from 8,648 as of December 31, 2003 and December 31, 2002, respectively.

ARPU.  ARPU is a measure we use to evaluate how effectively we are realizing revenues from each of our customers. We have increased ARPU for residential services to €54.6 for the fourth quarter of 2004 from €54.1 for the fourth quarter of 2003 and €50.7 for the fourth quarter of 2002.

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

ARPU for business services has fallen to €210.0 for the fourth quarter of 2004 as a consequence of the increased number of small and medium sized enterprises that contracted our services during the year. ARPU for business services for the fourth quarter of 2003 increased to €229.0 from €205.0 for the fourth quarter of 2002, reflecting the introduction of our business bundled services and increased subscription by our business customers for sophisticated business products.

RGUs.  As with ARPU, we use RGUs per customer as a measure of how effectively we are realizing potential revenues from each customer. We encourage our residential customers to subscribe to more than one service by offering a variety of packages, each of which includes a variable combination of telephony, Internet and cable television services at a price that is generally lower than the aggregate price of these services purchased on an individual basis from us or our competitors. We also offer our business customers packages that include a combination of voice and data services. As of December 31, 2004, approximately 20% of our total residential customers received three services and approximately 67% received either two or three services. However, while ARPU for residential services has increased during the periods under review, RGUs per customer have remained relatively stable at 1.87 RGUs per customer as of December 31, 2004 as compared with 1.86 RGUs per customer as of December 31, 2003 and 1.85 RGUs per customer as of December 31, 2002. We believe that ARPU has grown despite the stability in RGUs per customer because of the current preference of our customers for bundled services packages including telephony and higher value broadband Internet rather than telephony and cable television.

Results of Operations for the Years Ended December 31, 2002, 2003, and 2004

The following table sets forth certain summary financial and operating information and the percentage change from period to period for each of the periods indicated.

	Year Ended December 31,			Percentage Change
	2002	2003	2004	2002/2003	2003/2004
	(euro in millions)
Revenues	253.4	358.6	443.4	41.5%	23.6%
Operating expenses	(341.6)	(363.2)	(372.8)	6.3%	2.6%
Operating (loss) / profit	(88.2)	(4.6)	70.6	(94.8)%	n/a
Amortization of goodwill	(13.4)	(13.4)	(10.2)	—	(23.9)%
Net financial expense	(96.8)	(130.2)	(104.0)	34.5%	(20.1)%
Net extraordinary income/(expense)	(171.8)	298.2	(61.2)	n/a	n/a
Profit/(loss) before income tax and minority interests	(370.2)	150.0	(104.9)
Income tax credit/(charge)	174.7	(53.0)	21.5
Profit/(loss) before minority interests	(195.5)	97.0	(83.4)
Loss attributed to minority interest	0.8	—	2.2
Net profit/(loss) for the year	(194.6)	97.0	(81.2)

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

	Year Ended December 31,			Percentage Change
	2002	2003	2004	2002/2003	2003/2004
	(euro in millions, except percentages)
Residential services	234.5	329.4	404.4	40.4%	22.8%
Proportion of total revenues	92.5%	91.9%	91.2%	—	—
Business and other services	19.0	29.2	38.9	54.2%	33.2%
Proportion of total revenues	7.5%	8.1%	8.8%	—	—
Total revenues	253.4	358.6	443.4	41.5%	23.6%

Revenues from business services have increased as a proportion of our total revenues during the periods under review. This reflects the continued build-out of our network and our focus on marketing to the small and medium sized enterprise market. We expect that the proportion of our total revenues derived from business services will continue to increase.

Residential Services

Revenues derived from our residential services increased during the periods under review. The principal factors behind the increase in our revenue have been the substantial increase in our residential customer base due to the continued build-out of our network, the stability in penetration, slight increase in prices for some services and the introduction of new higher value services. While telephony services continued to account for the largest portion of our revenues, the substantial increase in revenue from broadband Internet services and our digital television services have also had an impact on our revenues.

The following table sets forth revenues from each of our residential services and the proportion of total residential revenues generated by each service for each of the periods indicated.

	Year Ended December 31,			Percentage Change
	2002	2003	2004	2002/2003	2003/2004
	(euro in millions, except percentages)
Residential telephony	133.1	184.0	210.8	38.2%	14.6%
Proportion of total residential revenue	56.8%	55.9%	52.1%	—	—
Residential Internet	39.1	62.3	89.6	59.3%	43.8%
Proportion of total residential revenue	16.7%	18.9%	22.2%	—	—
Cable television	62.3	83.0	104.0	33.2%	25.2%
Proportion of total residential revenue	26.5%	25.2%	25.7%	—	—
Total residential revenue	234.5	329.4	404.4	40.4%	22.8%

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

	As of and for the Year Ended December 31,			Percentage Change
	2002	2003	2004	2002/2003	2003/2004
Residential Telephony:
Customers	448,926	544,271	622,275	21.2%	14.3%
Penetration	30.6%	31.2%	30.5%	—	—
ARPU (in euro)(1)	30.8	31.4	30.1	1.9%	(4.1)%
Revenue (in euro millions)	133.1	184.0	210.8	38.2%	14.6%

(1)                                  ARPU is the monthly ARPU for the fourth quarter in each of the periods presented in the table. For a definition of ARPU see “Certain Operational Definitions.”

Revenue from residential telephony services increased by 14.6% in 2004 and by 38.2% in 2003. The increase in 2004 primarily reflects the increase in our total residential telephony customer base as we continued to build-out our network. ARPU during the fourth quarter of 2004 decreased by 4.1% as compared with ARPU during the fourth quarter of 2003. This slight decrease reflects the increase in our total residential telephony customer base which are enjoying free local and national calls amongst them.

The increase in revenue derived from residential telephony during the year ended December 31, 2003 primarily reflects the increase in our total residential telephony customer base and the increase in penetration to 31.2% as of December 31, 2003 as compared to 30.6% as of December 31, 2002. In addition, ARPU increased by 1.9% during the fourth quarter of 2003 as compared with the fourth quarter of 2002. The relatively stability of ARPU during the period reflects increased monthly line charges offset by reduced call tariffs.

Residential Internet.  Revenues from Internet services are derived mainly from fixed monthly fees and sales of cable modems.

The following table sets forth certain information with respect to our Internet services and the percentage change from period to period for each of the periods indicated.

	As of and for the Year Ended December 31,			Percentage Change
	2002	2003	2004	2002/2003	2003/2004
Residential Internet:
Customers
narrowband	24,317	12,619	3,134	(48.1)%	(75.2)%
broadband	117,305	186,447	268,355	58.9%	43.9%
Total	141,622	199,066	271,489	40.6%	36.4%

Penetration
narrowband	1.7%	0.7%	0.2%	—	—
broadband	8.0%	10.7%	13.3%	—	—
Total	9.7%	11.4%	13.4%	—	—

ARPU (in euro)(1)
all Internet services	30.2	32.7	32.2	8.3%	(1.5)%
narrowband	19.4	25.5	24.0	31.4%	(5.9)%
broadband	33.0	33.3	32.3	0.9%	(3.0)%
Revenue (euro in millions)	39.1	62.3	89.6	59.3%	43.8%

(1)                                  ARPU is the monthly ARPU for the fourth quarter in each of the periods presented in the table. For a definition of ARPU see “Certain Operational Definitions.”

The increase in revenues during the periods under review principally reflects the increase in our customer base, higher total Internet penetration and the increasing proportion of broadband Internet customers. Our total Internet penetration increased to 13.4% in 2004 from 11.4% and 9.7% in 2003 and 2002, respectively. The increase in penetration primarily reflects the acquisition of new broadband Internet customers. As of December 31, 2004, approximately 98.8% of our total Internet access customers subscribed to broadband Internet services as compared with approximately 93.7% as of December 31, 2003 and 82.8% as of December 31, 2002. We believe that broadband Internet services are an increasingly popular service for our customers and expect our penetration for this service to increase. ARPU for broadband Internet services during the fourth quarter of 2004 was slightly lower than ARPU for broadband Internet services for the same period of the previous year. While we continue to provide narrowband Internet service to our existing customers, we do not actively market this service to new customers. We are currently offering to migrate existing narrowband Internet customers to our broadband Internet service free of charge. Accordingly, we expect the number of our narrowband Internet customers to decrease and the proportion of customers using broadband Internet services to continue to increase in future periods.

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

	As of and for the Year Ended December 31,			Percentage Change
	2002	2003	2004	2002/2003	2003/2004
Cable Television:
Customers
analog services	296,956	296,095	173,408	(0.3)%	(41.4)%
digital services	—	43,283	196,088	—	—
Total	296,956	339,378	369,496	14.3%	8.9%

Penetration
analog services	20.2%	17.0%	8.5%	—	—
digital services	—	2.4%	9.6%	—	—
Total	20.2%	19.5%	18.1%	—	—
ARPU (in euro) (1)	21.2	23.1	25.8	9.0%	11.7%
Revenue (in euro millions)	62.3	83.0	104.0	33.2%	25.2%

(1)                                  ARPU is the monthly ARPU for the fourth quarter in each of the periods presented in the table. For a definition of ARPU see “Certain Operational Definitions.”

The increase in revenues derived from cable television services during the year ended December 31, 2004 is principally due to the increase in our cable television customer base, and the migration to higher priced digital television services during the period. Total penetration of cable television services declined slightly to 18.1% as of December 31, 2004 as compared to 19.5% as of December 31, 2003 and 20.2% as of December 31, 2002. As of December 31, 2004 approximately 53.1% of our total cable television customers were digital customers as compared to 12.8% as of December 31, 2003. ARPU increased during the fourth quarter of 2004 as compared with the fourth quarter of 2003 due to the migration to higher priced digital television services, and the growing use of pay-per-view television services by our digital television customers following the launch of near-video-on-demand services.

The increase in revenues derived from cable television services during the year ended December 31, 2003 principally reflects the growth of our cable television customer base and the introduction of higher priced digital television services during the period. ARPU for the fourth quarter of 2003, increased to €23.1 as compared with ARPU for the fourth quarter 2002 of €21.2. The increase in ARPU primarily reflects the effect of price increases during the period and the introduction of higher priced digital television services.

Business & Other Services

Revenues from business services are derived from fees paid by business customers, principally small and medium sized enterprises, for voice and data services, which we offer individually or as a package, and for telephony service. Our focus on marketing to small and medium sized enterprises during the periods under review has resulted in an increase in our business customer base to 17,369 customers as of December 31, 2004 from 13,133 as of December 31, 2003 and 8,648 as of December 31, 2002.

	As of and for the Year Ended December 31,			Percentage Change
	2002	2003	2004	2002/2003	2003/2004
Business:
Customers	8,648	13,133	17,369	51.9%	32.3%
ARPU (in euro)(1)	205.0	229.0	210.0	11.7%	(8.3)%
Revenue (in euro millions)	19.0	29.2	38.9	54.2%	33.2%

(1)                                  ARPU is the monthly ARPU for the fourth quarter in each of the periods presented in the table. For a definition of ARPU see “Certain Operational Definitions.”

The increase in revenues from business services during the year ended December 31, 2004 principally reflects the increase in our business services customer base as a result of the continued development of our network and an increased focus on acquiring small and medium sized enterprise customers. ARPU decreased by 8.3% during the fourth quarter of 2004 as compared with the fourth quarter of 2003, reflecting the growth in the small and medium enterprises as percentage of our total business customers database.

The increase in revenues from business services during the year ended December 31, 2003, principally reflects the increase in our business services customer base during the period. The increase in customers also reflects the introduction of our Oficina ONO bundled services, which offers different combinations of telephony and broadband Internet services to our business customers. ARPU increased by 11.7% during the fourth quarter of 2003 as compared with the fourth quarter of 2002, reflecting the growth in the number of customers taking more sophisticated tailored products.

Operating Expenses

Our operating expenses are comprised of cost of services; selling, general and administrative expenses; costs capitalized as property and equipment and start-up costs and depreciation and amortization. The following table sets forth our operating expenses and the percentage change from period to period for each of the periods indicated.

	As of and for the Year Ended December 31,			Percentage Change
	2002	2003	2004	2002/2003	2003/2004
	(euro in millions)
Cost of services	94.1	119.0	126.9	26.5%	6.6%
Selling, general and administrative	172.4	152.7	163.2	(11.4)%	6.9%
Cost capitalized as property and equipment and start-up costs	(28.9)	(15.2)	(19.1)	(47.4)%	25.7%
Broadcast rights amortization	5.7	4.2	1.0	(26.3)%	(76.2)%
Depreciation and amortization	98.3	102.5	100.8	4.3%	(1.7)%
Total Operating expenses	341.6	363.2	372.8	6.3%	2.6%

Our operating expenses increased by 2.6% during the year ended December 31, 2004 to €372.8 million as compared with €363.2 million during the year ended December 31, 2003 and by 6.3% from €341.6 million during the year ended December 31, 2002. The reduced rate of growth of our operating expenses reflects our continued efforts to control operating expenses and reduce cost of services as a proportion of revenue.

Cost of Services.  Cost of services principally consists of interconnection and backbone network costs for telecommunications services, Internet connectivity costs, the cost of the cable modems we sell, fiber, circuit and duct renting expenses and programming fees for cable television programming services. Interconnection costs for telephony services are generated by calls made by our customers that terminate outside our network. Internet connectivity costs mainly consist of fees for the bandwidth used for our Internet transit outside of Spain. Cable television programming fees consist primarily of fees paid to commercial broadcasters to distribute their cable television content and fees paid to distribute movies and soccer on a pay-per-view basis. Cost of services increased during the periods under review, which reflects the continued expansion of our business. However, our cost of services have decreased as a percentage of total revenues to 28.6% for the year ended December 31, 2004 as compared to 33.2% for the year ended December 31, 2003 and 37.1% for the year ended December 31, 2002. These reductions reflect economies of scale which have lowered our costs of interconnecting our telephony services, the renegotiation of contracts for Internet transit and cable television programming and the increased proportion of higher margin products, such as broadband Internet services, within our portfolio of services offered.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses consist principally of expenses related to wages and salaries and other operating expenses, including professional services, marketing and selling expenses, network operation and maintenance, information systems, administrative overhead and billing costs. Selling, general and administrative expenses declined in 2003 and increased slightly in 2004, but declined in all periods as a percentage of total revenues. As a percentage of total revenues, selling general and administrative expenses were 36.8% in 2004, as compared with 42.6% in 2003 and 68.0% in 2002. The continued reduction in selling general and administrative expenses as a percentage of revenues reflects our focus on cost management despite the continued expansion of our business during the periods under review. In particular, wages and salaries and related social security expenses increased by 10.9% during the year ended December 31, 2004 and decreased by 2.0% during the year ended December 31, 2003 principally as a result of a regulated reduction of the workforce pursuant to which 236 employees were made redundant during 2002 and an additional 86 employees during 2003. In addition, we have reduced expenses relating to professional services expenses during the periods under review. These decreases were offset by increased expenses relating to network operation and maintenance and customer service costs which continued to grow in line with the increase in the size of our networks and our customer base, although they decreased as a percentage of total revenues as we have leveraged the fixed cost nature of our business.

Costs Capitalized as Property and Equipment and Start-up Costs.  We capitalize direct labor costs associated with the development and construction of our network. The variances in costs capitalized as property and equipment and start-up costs mainly depend on the volume of investments related to the network build-out as well as the change in our cost capitalization policy discussed under “—Critical Accounting Policies” below.

Broadcast Rights Amortization.  Broadcast rights amortization principally relates to agreements entered into in previous years for the supply of pay-per-view programming. Because the agreements provided broadcast rights to be used in periods extending over more than one year, the cost of the broadcast rights to be used in the future were initially accounted for as intangible assets and the corresponding amortization expenses were charged to our profit and loss account on a straight-line basis over the term of the agreement. Currently, none of our television programming contracts require up-front payments and, accordingly there are no outstanding broadcast rights to be amortized.

Depreciation and Amortization.  Depreciation and amortization expense is principally related to the depreciation of our network, customer premise equipment and installation costs incurred in connection with the addition of new subscribers, and to the amortization of intangible assets. We depreciate our assets on a straight-line basis and use estimated useful lives of ten to thirty-five years for our networks, and six to seven years for our customer premise equipment. The decrease in depreciation and amortization expense during 2004 is the consequence of the analysis performed regarding the useful life of some of our network assets (ducts and switching equipments) in order to be adapted to the industry and technological situation. See “Consolidated Financial Statements” for additional details.

Operating Profit

We calculate operating profit as revenue minus operating expenses. 2004 was the first year we obtained operating profit of €70.6 million from €4.6 million operating losses during the year ended December 31, 2003. The operating profit in 2004 and the decrease in operating losses in 2003 reflects the increase in revenues which outweighed the increase in operating expenses during the periods under review.

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

We amortized €10.2 million of goodwill during the year ended December 31, 2004. We amortized €13.4 million in goodwill during the years ended December 31, 2003 and 2002. The reduction in 2004 figure reflects the effect of vertical mergers within the Group whose goodwill is reclassified to intangible assets. See “Critical Accounting Policies—Goodwill” for additional details.

Net Financial Expense

Net financial expense is comprised of financial expense net of financial income. The following table sets forth these items and the percentage change from period to period for each of the periods indicated.

	As of and for the Year Ended December 31,			Percentage Change
	2002	2003	2004	2002/2003	2003/2004
	(euro in millions)
Financial income	74.2	3.3	1.6	(95.6)%	(51.5)%
Financial expense	(170.9)	(133.6)	(105.6)	(21.8)%	(21.0)%
Net financial expense	(96.8)	(130.2)	(104.0)	34.5%	(20.1)%

Financial Income

Financial income decreased by 51.5% during the year ended December 31, 2004 to €1.6 million, as compared to €3.3 million during the year ended December 31, 2003.

Financial income decreased by 95.6% during the year ended December 31, 2003 to €3.3 million. This decrease primarily reflects the effect of our re-assessment of the value of the Equity Value Certificates (“EVCs”) in 2002. EVCs entitle the holder to a cash payment linked to the value of our ordinary shares that is payable in certain limited circumstances, most significantly an initial public offering of our ordinary shares. We assess the value of the EVCs at the end of each quarter and we recognize the gain or loss associated with any decrease or increase in the related liability as financial income or expense, as the case may be. During the year ended December 31, 2002 we assessed the value of our EVC liability in a manner consistent with the significant reduction in worldwide valuations of cable assets. The resultant decrease in our EVC related liability resulted in the recognition of €51.5 million of financial income during the year ended December 31, 2002.

Financial Expense

Financial expense decreased by 21.0% during the year ended December 31, 2004 to €105.6 million, as compared to €133.6 million during the year ended December 31, 2003. This decrease was principally due to lower interest expense on debt related to notes issues and the loss on foreign exchange derivative instruments registered in 2003. Financial expense decreased by 21.8% during the year ended December 31, 2003 to €133.6 million, as compared to €170.9 million during the year ended December 31, 2002. This decrease was principally due to lower interest expense following the cancellation of a significant proportion of our Notes as a result of our recapitalization transaction described below, partially offset by a loss on its associated foreign exchange derivative instruments, and by increased interest expense associated with the increased drawings under our senior bank facility and by the interest payments on the GCO Loan.

Net Extraordinary Income/(Expense)

We recognized net extraordinary expense of €61.2 million during the year ended December 31, 2004. The principal components of this net extraordinary income were:

•                                          Extraordinary income of €9.8 million resulting from the reversal of allowance for doubtful accounts;

•                                          Extraordinary expense of €36.8 million resulting from the cancellation of the purchased Notes;

•                                          Extraordinary expense of €9.9 million resulting from the 2010 and 2011 Notes first call commitment; and

•                                          Extraordinary expense of €23.6 million related to the write-off and provision for depreciation of tangible assets.

We recognized net extraordinary income of €298.3 million during the year ended December 31, 2003. The principal components of this net extraordinary income were:

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

Income Tax

Since it commenced operations, the ONO Group has incurred losses in every year except 2003. During the year ended December 31, 2004, we had a taxable loss of €67.8 million which we expect will increase our tax loss carryforwards to €968.2 million. As of December 31, 2004 we had net tax credits of €242.8 million. Under Spanish corporate income tax law, tax losses can generally be carried forward for up to 15 years from the date such losses where incurred. We do not anticipate paying any income taxes for the next several years, as our outstanding tax loss carry forwards can be used to offset any future taxable income.

Critical Accounting Policies

We prepare our financial statements in accordance with Spanish GAAP, which differ in certain significant aspects from US GAAP. You can find a description of the most relevant differences between Spanish and US GAAP relevant to us in note 27 of our consolidated financial statements. The preparation of financial statements in conformity with Spanish GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, including disclosure of contingent assets and contingent liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Because of the uncertainty of factors surrounding the estimates or judgments used in the preparation of the consolidated financial statements, actual results may vary from these estimates.

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

Goodwill arising as a consequence of vertical mergers within the Group is shown under the caption “Intangible assets” and the related amortization is included under “Depreciation and amortization” within operating expenses.

Tax Credits

Corporate income tax expense (or income) is recognized based on the reported profit or loss as adjusted for permanent differences between reported and taxable consolidated profit or loss, and the effects of any deductions. Deferred tax assets and liabilities arising from timing differences in the recognition of income and expense for accounting and tax purposes are recorded in the consolidated balance sheet until the underlying timing differences reverse, if the deferred tax assets are expected to be realized within a ten year period from the date on which they were generated. Tax credits are accounted for as financial investments when they are expected to be recovered beyond one year. Deferred tax credits expected to be recovered within one year, if any, are presented as accounts receivable.

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

Valuation of Equity Value Certificates and Stock Option Plan

The valuation of, and liabilities under, our EVCs (issued in connection with the 2009 Notes and the 2011 Notes) and our Phantom Stock Option Plan are based on the estimated value of our shares because there is no current market price for these shares. The gain or loss resulting from a reassessment of the value of the liabilities associated with the EVCs and our Phantom Stock Option Plan is recorded as income or loss, as appropriate, in the consolidated statement of profit and loss.

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

As a consequence of the changes occurring in the telecommunications sector, as well as changes in the circumstances of the Group, particularly at the end of year 2002, and considering our intention to converge over time with International Financial Reporting Standards, we modified the accounting criteria related to the depreciation of start-up costs during the year 2002, writing them off completely. This change in accounting criteria resulted in an extraordinary charge of €139.9 million in 2002.

Impairment of assets

We evaluate the carrying value of all assets whenever events or circumstances indicate the carrying value of assets may exceed their recoverable amounts. An impairment loss is recognized when the estimated future cash flows expected to result from the use of an asset are less than the carrying value of the asset.

B.   Liquidity and Capital Resources

Our liquidity requirements arise primarily to meet our ongoing debt service obligations and to fund our planned network build-out, working capital requirements and expected operating losses until the time when we expect to achieve positive cash flow. We do not expect to achieve positive cash flow before the end of 2006. Our principal source of funds is our cash flow from operations. In addition to cash flow from our operating activities, our other sources of liquidity include short and long term debt facilities and cash on hand. Subject to no material changes in our operations or in our operating environment, we believe that our sources of funding will be sufficient to fund our liquidity requirements.

As of December 31, 2004 our total indebtedness was approximately €1,164.1 million. In addition, we had available but undrawn funds of approximately €105.0 million and cash on hand of approximately €4.1 million. We expect to incur additional indebtedness principally from drawdowns under the 2005 senior bank facility to fund net losses (including, as necessary, interest on the 2005 senior bank facility itself) and the build-out of our networks. The following table sets forth amounts available to us but un-drawn as at December 31, 2004:

Source of financing	Amount available
(euro in millions)
2001 senior bank facility	105.0
Other credit facilities	4.4
Total amount available	109.4

In February 2005, as part of our refinancing transactions, we entered into the 2005 senior bank facility. The 2005 senior bank facility refinanced the 2001 senior bank facility and increased our financial flexibility and the amount of funds that we can apply to the continued build-out of our network and the development of our business.

Our Refinancing Transactions

In 2004, we started a series of transactions (the “Refinancing Transactions”), in order to extend the maturity of our financing agreements, delay the commencement of debt amortizations, reduce our interest burden and our foreign exchange risk exposure and gain financial flexibility.

1.               During April and May 2004, ONO Finance accomplished the refinancing of part of its debt relating to its 2009 Notes and the 2011 Notes together with the issue of the 2014 Notes. As part of these transactions:

•                                   ONO Finance announced the Tender Offer on April 16, 2004.  The final amount of 2009 and 2011 Notes finally tendered and redeemed was (i) 75,095 2009 USD

Notes (81.5% of the outstanding 92,098 2009 USD Notes), (ii) 44,483 2009 EUR Notes (97.5% of the outstanding 45,628 2009 EUR Notes), (iii) 24,594 2011 USD Notes (29.4% of the outstanding 83,514 2011 USD Notes) and (iv) 104,015 2011 EUR Notes (92.8% of the outstanding 112,053 2011 EUR Notes).

•                                   Furthermore, on May 18, 2004 ONO Finance announced the mandatory call for the remaining outstanding 2009 Notes, which ended on June 17, 2004.

•                                   Notes purchased and redeemed were financed by the issue of €180 million Fixed Rate Notes accruing interest at 10.5% per annum (the “2014 Fixed Rate Notes”) and €100 million of Floating Rate Notes accruing interest at 3-month EURIBOR plus 8.5% per annum (the “2014 Floating Rate Notes” and together with the 2014 Fixed Rate Notes, the “2014 Notes”);

•                                   ONO Finance lent the gross proceeds of the 2014 Notes, on substantially equal terms to those governing the 2014 Notes, under the Note Proceeds Loans to Cableuropa and Valencia, Mediterranea Norte, Mediterranea Sur and Murcia (subsidiary merged into Cableuropa in 2004) and cancelled the multi-borrower credit facilities in an amount proportional to the 2009 and 2011 Notes tendered and redeemed by ONO Finance.  This transaction was completed on May 17 and 18, 2004.

2.               On June 6, 2004, Cableuropa capitalized the former GCO Loan, a loan of €98.5 million, dated February 13, 2003, which carried an interest rate of 7.5% per annum, and a participative loan of €300 million into common stock.

3.               On February 9, 2005, Cableuropa and its subsidiaries and Retecal, entered into the 2005 senior bank facility that refinanced the existing 2001 senior bank facility and the Retecal senior bank facility, and which allows, under certain circumstances for the refinancing of the 2010 Notes and the 2011 Notes. For additional information regarding the 2005 senior bank facility see Item 10 “Additional Information—Material Contracts—The 2005 senior bank facility.”

4.               On March 2005, subsequently to the signing of the 2005 senior bank facility, GCO contributed 100% of the shares in the common stock of Retecal to Cableuropa.

Historical Cash flows

The following table sets forth our historical cash flows for each of the periods under review.

	Year ended December 31,
	2002	2003	2004
	(euro in millions)
Net cash (used) / provided by operating activities	(176.8)	49.7	105.3
Net cash used by investing activities	(256.6)	(195.0)	(232.2)
Net cash provided by financing activities	424.5	145.1	129.6

Net cash provided/(used) by operating activities.  Our net cash provided/(used) by operating activities has continuously improved mainly as a result of the improvement in our operating results. 2004 was the first year we obtained operating profit. In 2003 we incurred operating losses mainly due to the effect of depreciation and amortization and other non-cash charges, which did not affect our net cash provided by operating activities.

In 2004 we improved significantly the cash provided by operating activities as a result of the improvement in our operating results.

Net cash used by investing activities.  Cash outflows for investing activities increased during the year ended December 31, 2004 due to the €28.2 million increase in capital expenditures during the year as compared to the year ended December 31, 2003.

Cash outflows for investing activities declined during the year ended December 31, 2003 due to the €52.8 million decrease in capital expenditures during the year ended December 31, 2003 as compared to the year ended December 31, 2002.

Net cash provided by financing activities.  Net cash provided by financing activities declined during the years ended December 31, 2004 and 2003 due to the enhancement of our cash provided by operating activities that resulted in a decrease in total borrowings.

Capital Expenditures

Our business is capital intensive. We incurred capital expenditures of €223.5 million, €198.6 million and €251.7 million, during the years ended December 31, 2004, 2003 and 2002, respectively. This capital expenditure was funded primarily from EBITDA and drawings under our 2001 senior bank facility.

In 2005, we anticipate capital expenditure of between €220 million and €230 covering both Retecal and Cableuropa. This amount is principally related to network build-out, set-top boxes and installations. A substantial portion of this capital expenditure relates to the discretionary extension of our network. In the short term, we believe we could defer a significant portion of these discretionary costs if liquidity were limited before significant network performance issues would arise. In the longer term, we would need to continue a certain level of investment to maintain the level of service and performance we seek to offer our customers.

Financing Arrangements

As of December 31, 2004 we had outstanding performance guarantees supported by letters of credit issued by a number of Spanish banks in the aggregate amount of €36.6 million. In addition, as of December 31, 2004 we had €26.1 million of short term credit lines and €34.0 million of subsidized loans from the Spanish authorities. Our outstanding financial debt as of December 31, 2004 and the maturity of that financial debt is summarized in the following table:

	Average
	interest
	rate	Maturity
	during						Subsequent	Total
Type of debt	2004	2005	2006	2007	2008	2009	years	debt
	(euro in millions)
Debt with credit entities
2001 senior bank facility (1)	4.97%	—	70.0	305.0	270.0	—	—	645.0
“La Caixa” loan	3.00%	0.6	—	—	—	—	—	0.6
Finance Leases	—	0.5	0.5	0.5	0.3	—	—	1.8
Short term credit lines	3.13%	26.1	—	—	—	—	—	26.1
Total debt with credit entities		27.2	70.5	305.5	270.3	—	—	673.5

Other debt
Debt related to issues of Notes(2)		—	—	—	—	—	456.5	456.5
State subsidies		3.6	5.2	7.0	6.8	6.1	5.4	34.1
Total other debt		3.6	5.2	7.0	6.8	6.1	461.9	490.6
Total short and long term debt		30.8	75.7	312.5	277.1	6.1	461.9	1,164.1

(1)                                  Debt related to the 2001 senior bank facility was completely refinanced by the 2005 senior bank facility and cancelled on February 14, 2005.

(2)                                  Debt related to issues of Notes denominated in USD have been converted applying the official exchange rate published by the ECB on December 31, 2004 of €1.00 = $1.3621

For additional information regarding the foregoing debt agreements see Item 10 “Additional Information—Material Contracts.”

C. Research and Development, Patents and Licenses

Our research and development activities involve the analysis of technological developments affecting our telephony, Internet and cable television services, the evaluation of existing service and sales and marketing techniques and the development of new sales and marketing techniques. We have been granted research and development subsidized loans by the Ministry of Industry, Tourism and Commerce (Ministerio de Industria, Turismo y Comercio) and CDTI (Centro para el Desarrollo Tecnológico Industrial) for, among other projects, the development of our broadband internet portal, our digital television platform, our IP network for video services, our digital television services and other research and development projects such as tele-medicine, tele-security and tele-sales platforms. Research and development costs are expensed as incurred and the related capital expenditures, to the extent they are used for our operations, are included in the relevant property, plant and equipment line item, as appropriate.

We do not have any material patents or copyrights nor do we believe that patents play a material role in our business. We own and have the right to use registered trademarks, which are of material importance to our business, including the “ONO” logo. We have also been granted concessions for our cable franchises in Spain. We incurred license costs in connection with these franchises that are recorded in our balance sheet as intangible assets. As of December 31, 2004, the net book value of these license costs was €5.3 million.

D. Trend Information

See “—Operating Results” and “—Liquidity and Capital Resources” for information on this item.

E. Off-Balance Sheet Arrangements

Currency Swap

In July 2002, the ONO Group entered into a swap agreement with Deutsche Bank as counterparty, to hedge 50% of the coupon payments on the principal amount originally issued of the 2011 USD Notes until their first call date in February 2006. The dollar to euro exchange rate resulting from the swap agreement is €1.00 = $0.9538. In June 2004, after the partial cancellation of the 2011 Notes performed during 2003 and 2004, the ineffective part of the hedge was unwound. For more information and fair value analysis, see “Item 11—Quantitative and Qualitative Disclosure about Market Risk.”

Guarantees

We have secured guarantees from Spanish credit institutions that guarantee our compliance with specific network construction commitments under our cable television and telecommunications licenses as well as our repayment of the State subsidies. These guarantees were granted to, among others, the Spanish Ministry of Industry, Tourism and Commerce, City Councils and other organizations. As of December 31, 2004 our guarantees amounted to €36.6 million, out of which €26.2 million were guarantees for the repayment of the State subsidies.

F. Tabular Disclosure of Contractual Obligations

Our estimated contractual obligations (other than our outstanding financial debt discussed above) as of December 31, 2004, are shown in the table below:

	Payments due by period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(euro in millions)
Lease obligations	17.6	26.2	12.1	67.2	123.1
Purchase obligations	24.7	27.1	4.0	—	55.8
Equity Value Certificates	—	—	8.8	16.7	25.5
Total	42.3	53.3	24.9	83.9	204.4

A number of these contracts are subject to changes related to variables such as the length, price and payment conditions, inflation, foreign exchange rate variations, as well as other factors that may cause the amounts in the table above to vary.

Lease obligations

Lease obligations relate to operating leases including fiber-optic network leases from ADIF (formerly RENFE) and Iberdrola, and office and network related real estate leases.

Purchase obligations

Purchase obligations principally relate to cable television programming purchase obligations, customer premise equipment purchase commitments and commitments with our network equipment and construction suppliers. These commitments include €26.5 million for the purchase of tangible assets.

Equity Value Certificates (“EVCs”)

Together with the issue of the 2009 and 2011 Notes, ONO Finance plc issued EVCs which are guaranteed by Cableuropa, S.A.U.  The EVCs entitle their holders to receive cash under certain circumstances.

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

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual financial condition, results of operations and cash flows, and the development of the industry in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this Annual Report. In addition, even if our financial condition, results of operations and cash flows, and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this Annual Report, those results or developments may not be indicative of results or developments in subsequent periods. Important facts that could cause our actual results of operations, financial condition or cash flows to differ from our current expectations include, but are not limited to:

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

•                  difficulties we may encounter in finalizing the integration of Retecal or any future acquisition targets and the extent to which it is necessary to devote significant management time and capital resources to any acquired business;

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

All decisions regarding our business are made by the Board of Directors of GCO, our ultimate corporate parent.

Directors of GCO

The Directors of GCO are as follows:

Name	Age	Title	Member of Board of Directors since	Termination
Directors:
Eugenio Galdón(1)	54	Director and President	2002	2006
Richard Alden(2)	41	Managing Director	2002	2006
Richard Laxer(2)	44	Director and Vice President	2004	2007
Jack McCarthy(2)	37	Director	2002	2005
David Brochet(2)	38	Director	2002	2005
Bhupesh Gupta(2)	46	Director	2004	2007
Matías Rodríguez Inciarte(3)	57	Director	2002	2005
Juan Carlos Muñoz(3)	38	Director	2002	2006
Nicolás Villén(4)	55	Director	2003	2006
Tomás Fuertes(5)	65	Director	2004	2007
José Luis Ulibarri(6)	50	Director	2004	2007
Leopoldo Calvo-Sotelo(7)	79	Director	2002	2005
Raimo Lindgren(7)	69	Director	2002	2005

(1)                                  Appointed as proposed by Grupo Multitel.

(2)                                  Appointed as proposed by Spaincom.

(3)                                  Appointed as proposed by Banco Santander Central Hispano (BSCH).

(4)                                  Appointed as proposed by Ferrovial.

(5)                                  Appointed as proposed by VAL Telecomunicaciones.

(6)                                  Representing Sodinteleco.

(7)                                  Independent director.

Eugenio Galdón is the founder of Cableuropa, the Chairman of the Board and President of Cableuropa. He is also Chairman of the Board and President of GCO. Between 1973 and 1982, Mr. Galdón occupied several senior positions in the Spanish government including Chief of Staff to the President of the Government of Spain. From 1983 until 1991, Mr. Galdón managed different media companies, including the radio networks COPE and the radio and television programming and broadcasting division of the PRISA Group. Since 1992, Mr. Galdón has been President and majority shareholder of Multitel, a holding company he founded in order to invest in the media and telecommunications industry in Spain. Mr. Galdón has represented Multitel as a Director of Cableuropa since December 1997.

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

Richard A. Laxer, was appointed at the proposal of Spaincom in September 2004. Mr. Laxer leads CFS’ European business headquartered in London.  Before assuming his current assignment, Mr. Laxer was based in Tokyo for three years and ran GE’s Asia Pacific Real Estate business. Prior to the Asia-Pacific role, he established and led GE Real Estate’s Fund Capital Group based in New York. Mr. Laxer is a graduate of GE’s Financial Management Program and holds a B.S. in Business from Skidmore College.

Jack McCarthy, as appointed at the proposal of Spaincom, was a permanent observer to the Board of Cableuropa from 1997 through to May 2000, at which time he joined the Board as a Director. He was appointed a Director of GCO in February 2002. Since joining BA Capital Partners in 1995, Mr. McCarthy has led investments across the European continent in the industrial growth, financial services, telecommunications and business services sectors. Mr. McCarthy joined the group as a founding partner in 1995, having previously been with the investment banking affiliates of Bank of America and Continental Bank where from 1990 he focused on financial advisory, M&A, and capital raising mandates.

David Brochet, as appointed at the proposal of Spaincom, has been a Director of GCO since March 2002. Prior to his appointment as director of GCO, Mr. Brochet had been a permanent observer to the Board of Directors of Cableuropa since February 2001. He is a member of the Quebec Engineers Association and a Chartered Financial Analyst (CFA). Mr. Brochet joined CDP Capital Communications in October 1998 and is now responsible for telecommunications investments in Europe.

Bhupesh Gupta was appointed a Director of GCO in March 2004 at the proposal of Spaincom. Mr. Gupta is Managing Director, Global Communications & Media for GE Corporate Financial Services. He has over 20 years of experience in finance of which the last seven have been in the media and telecommunications industry in Europe and Asia. Prior to joining GE in 1994, Mr. Gupta worked for Bank of America as Vice President, Corporate Finance. He is a Chartered Accountant, has a Bachelor of Law degree and practiced as an accountant and consultant prior to joining Bank of America.

Matías Rodríguez Inciarte as appointed at the proposal of SCH, was also a Director of Cableuropa from December 1997 through February 2002. After serving in the Spanish cabinet as Minister of Presidency

(Ministro de la Presidencia), Mr. Rodríguez Inciarte joined Banco Santander in 1983 where he became Second Vice Chairman. After the merger with BCH, Mr. Rodríguez Inciarte was appointed Vice Chairman of SCH and Executive Chairman of its Delegate Credit Committee. In addition, Mr. Rodríguez Inciarte is chairman of Santander-Met, an insurance holding group, and a member of Banesto’s board of directors.

Juan Carlos Muñoz, as appointed at the proposal of SCH, has been Director of GCO since January 2002. He is currently in charge of telecommunications investments in SCH’s industrial group. Before joining SCH, he headed the Infrastructure area and worked as Account Manager of Corporate Banking for international telecommunications groups. He also spent four years working in the Corporate Finance department of Central Hispanoamericano Investment Banking.

Nicolás Villén, as appointed at the proposal of Grupo Ferrovial, has been Director of GCO since 2003. He is currently Chief Economical-Financial Officer of Grupo Ferrovial. He was previously Chief Executive and Operating Officer of Midland Montagu Ventures, Chief Executive Officer and International Vicepresident of Smith Kline & French, Chief Financial Officer and Sales Manager of Abbot Laboratories and he assumed the responsibility for financial affairs in Corning Glass Works.

Tomás Fuertes was appointed a Director of GCO in March 2004 at the proposal of VAL Telecomunicaciones. Mr. Fuertes is the owner of El Pozo holding company and is the president of the Fuertes Group and is also a member of the Executive Committee of the Region of Murcia Confederation of Entrepreneurs. Mr. Fuertes has a degree in Executive Business Management from the University of Murcia, and has also been awarded a diploma in Business Management by the Ministry of Economy.

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

Directors of Cableuropa

The Directors of Cableuropa are as follows:

Name	Age	Title	Member of Board of Directors since	Termination
Eugenio Galdón(1)	54	Director and President	1997	2006
Richard Alden(1)	41	Managing Director	2000	2006
Nicolás Villén(2)	55	Director	2003	2006
Leopoldo Calvo-Sotelo(3)	79	Director	2000	2005
Raimo Lindgren(3)	69	Director	2000	2005

(1)                                  Executive director.

(2)                                  Appointed by the shareholders of GCO.

(3)                                  Independent director for the purposes of the Indentures.

Directors’ Other Activities

The following table sets forth certain outside activities undertaken by GCO directors:

Name	Main Activities outside of the ONO Group
Eugenio Galdón	President of Grupo Multitel, S.A.
Richard Laxer	President and CEO of GE Commercial Finance Corporate Financial Services Europe
Jack McCarthy	Managing Director of Bank of America Capital Partners Europe
David Brochet	Directeur principal of Caisse de Dépôt et Placement du Québec
Bhupesh Gupta	Managing Director, Global Communications & Media for GE Corporate Financial Services
Matías Rodríguez Inciarte	Vice-president of SCH, Member of the Board of Directors of FIPONSA, SCH Seguros y reaseguros and OMEL Chairman of UCI and of BSCH Activos Inmobiliarios
Juan Carlos Muñoz	Managing Director of Santander Capital Desarrollo SGECR, S.A.
Nicolás Villén	Chief Financial Officer of Grupo Ferrovial, S.A.
Tomás Fuertes	Owner of El Pozo holding company, president of the Fuertes Group and member of the Executive Committee of the Region de Murcia Confederation of Entrepreneurs
José Luis Ulibarri	President of Begar Group, Castilla y León television and of the ONO local board in Castilla y Leon
Leopoldo Calvo-Sotelo	Member of the Board of Directors of Iberpistas, SCH Benelux and SCH International
Raimo Lindgren	Member of the Board of Directors of Net Insight in Stockholm, M Centric in London, Radiacion y Microondas in Madrid and Electronica Basica in Barcelona

B. Compensation

The amount accrued to members of the Boards of Directors of Cableuropa and GCO for fees and other remuneration totaled €0.7 million in 2004. In addition, at December 31, 2004 the members of the Board of Directors of Cableuropa and of GCO listed above had 4,760,019 options within the framework of the Stock Option Plan. There are no service contracts or severance benefits for any of our directors with GCO or the ONO Group upon termination of employment (other than service contracts customarily provided with respect to directors).

In 2003 we launched an Incentive Plan aimed to attract and retain certain key employees and directors. The eligible employees have the right, subject to certain conditions, to receive an extraordinary cash bonus, with a vesting period of approximately three years. The terms of the plan provide for accrual of annual bonuses from 2003 to 2006 based on individual and ONO Group performance. The bonuses are payable beginning in 2006 and continuing through 2009 in annual installments corresponding to the amount accrued three years earlier. The accrued provision as of December 31, 2004, amounting to €4.2 million, relates to the contributions vested up to the balance sheet date.

Phantom Stock Option Plan

The Group has adopted two “Phantom Plans” whereby Cableuropa, S.A.U. and Grupo Corporativo ONO, S.A. provide certain eligible employees and directors with the right, subject to vesting, to receive the difference between the fair value of certain number of shares of Cableuropa, S.A.U. or of Grupo Corporativo ONO, S.A. (in both cases estimated by their respective Board of Directors) and their exercise price.

C. Board Practices

As part of the ONO Group reorganization, on January 2, 2002 the Remuneration and Appointments Committee and the Audit and Compliance Committee in Cableuropa were dissolved and the Board of Directors of GCO established two corresponding committees that have the same functions that those corporate bodies previously had in Cableuropa.

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

The following table shows the members of GCO’s Remuneration and Appointments Committee:

Name	Title
Jack McCarthy	President
Richard Laxer	Member
Juan Carlos Muñoz	Member
Leopoldo Calvo-Sotelo	Member
Tomás Fuertes	Member
Eugenio Galdón	Observer
Richard Alden	Observer

Audit and Compliance Committee

GCO’s audit and compliance committee is comprised of five members of its board of directors. It meets regularly and its purpose is to oversee the ONO Group’s internal controls and audit policies, among others. Decisions taken by this committee are then recommended to the Board of Directors of GCO for their approval or amendment.

The following table shows the members of GCO’s Audit and Compliance Committee:

Name	Title
Juan Carlos Muñoz	President
Richard Laxer	Member
David Brochet	Member
Nicolás Villén	Member
Raimo Lindgren	Member
Eugenio Galdón	Observer
Richard Alden	Observer

The GCO Audit and Compliance Committee now undertakes the functions previously undertaken by the Audit and Compliance Committee of Cableuropa. As a result, we have no separate audit committee.

Senior Management

The following table contains a description of certain members of our senior management team.

Name	Age	Title	Member of Management Since
Richard Alden	41	Chief Executive Officer	1998
Jonathan Cumming	37	Chief Financial Officer	2000
Philip Blanchette	56	Chief Operating Officer—Operations	2001
Fernando Ojeda	43	Chief Operating Officer—Customers and Services	2004
Fernando Martínez de Guinea	42	Business Management Director	2004
Mariona Roger	43	Company Secretary and Director of Legal Services	1997
Hermenegildo Simón	37	Internal Audit	1998
Juan Luis Ros	46	Regional Director—Mediterranean Cluster	1998
Francisco Martínez	48	Regional Director—Southeast Cluster	1995
Enrique Presa	38	Regional Director—North Cluster	2000
Rafael Sánchez	55	Regional Director—Andalucia Cluster	2003

Set forth below are the biographies of each of these senior managers:

Jonathan Cumming is our Chief Financial Officer. Prior to joining Cableuropa in May 2000, Mr. Cumming held a number of positions in the Barclays Group both in Spain and in the United Kingdom. Latterly, he worked in the investment banking division with the responsibility for the bank’s telecommunications financings in Spain and Portugal. Mr. Cumming is a graduate of Cambridge University.

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

Fernando Martínez de Guinea is our Business Management Director. Prior to joining us in February 2004, Mr. Martínez de Guinea was Senior Director of the audit and consulting Telecommunications and Media Groups in Andersen. As part of his responsibilities in Andersen, Mr. Martínez de Guinea headed the practice for the Spanish cable sector. He previously held different consulting and technical positions in Iberdrola.

Mariona Roger is our Secretary of the Board of Directors and General Counsel. She joined Cableuropa in August 1997, from Multitel where she was Secretary of the Board of Directors and General Counsel from 1995. During her professional career, she has worked as a professor in institutions such as the “Instituto de Empresa” in Madrid.

Hermenegildo Simón joined Cableuropa in December 1998, as Director of Internal Audit. Before joining Cableuropa, Mr. Simón held several financial positions in Telefónica Sistemas where he had responsibility for the Economical Control of Projects. Mr. Simón was also previously CFO of Intrum Justitia Ibérica, S.A.

Juan Luis Ros is our Regional Director for the Mediterranean Cluster. Mr. Ros participated in our operating launch of the Cádiz franchise in 1998. Mr. Ros was our Regional Director for the Andalucía Cluster until 2001, at which time he took responsibility for the Mediterranean Cluster. Before joining Cableuropa, Mr. Ros was responsible for the development of local television networks in Spain.

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

D.                                    Employees

Employees

During the year ended December 31, 2004, we had an average of 1,927 fixed and temporary full time equivalent employees, an increase of 174 as compared to the 2003 average. Most of our employees are covered by the cable industry collective bargaining agreement.

In September 2002, we reached an agreement with our employees and the Spanish authorities for a regulated reduction of the workforce of up to 400 employees by the end of 2003, affecting all of our areas and professional categories. Under this agreement, 322 employees were made redundant by the end of 2003.

In 2002, 2003 and 2004, our average number of employees was as follows:

	Year ended December 31,
	2002	2003	2004
Executives	59	49	51
Non-Executives	1,606	1,704	1,866
Total	1,665	1,753	1,927

E.                                      Share Ownership

Currently none of our directors and members of our administrative, supervisory or management bodies directly holds any ordinary shares of Cableuropa or GCO.

Item 7.           Shareholders and Related Party Transactions

A.                                    Shareholders

Cableuropa Shareholders

As of December 31, 2004, our authorized share capital was €891,167,929 consisting of 891,167,929 ordinary shares, of €1.00 par value each. All of our ordinary shares are held by GCO, our sole shareholder.

GCO Shareholders

In February 2004, GCO completed the acquisition of 60.99% of Retecal, the cable operator for the region of Castilla y León, in exchange for approximately 8.35% of the share capital of GCO, on a post acquisition basis. Finally, in September and October 2004 GCO consolidated the acquisition of the remaining share capital of Retecal, both by purchases and exchange of GCO shares. Following the Retecal acquisition, GCO’s shareholders at December 31, 2004 are as follows:

Name and address of Beneficial Owner	Total percentage of Ordinary Shares Beneficially Owned over total capital	Total percentage of Non-voting Shares Beneficially Owned over total capital	Total percentage of Shares Beneficially Owned over total capital
Spanish Telecommunications Limited S.à.r.l.	39.625%	0.00%	39.625%
23A, rue N.S. Pierret, City of Luxembourg, Grand Duchy of Luxembourg
GE Structured Finance, Inc.	0.00%	2.818%	2.818%
1209 Orange Street, Wilmington, Delaware 19801, United States of America
BAS Capital Funding Corporation	0.00%	1.278%	1.278%
231 South LaSalle Street, Chicago, IL 60697, United States of America
Capital Communications CDPQ, Inc.	0.00%	1.263%	1.263%
Centre CDP Capital, 1000, Place Jean-Paul-Riopelle, Montreal, Québec H2Z 2B3 (Canada)
Capital Riesgo Global, S.C.R., S.A.	15.353%	2.643%	17.996%
Av. Cantabria, s/n 28660 Boadilla del Monte - Madrid, Spain
Grupo Ferrovial, S.A.	8.342%	1.245%	9.587%
Príncipe de Vergara, 135, 28002 Madrid, Spain
Grupo Multitel, S.A.	8.318%	0.217%	8.535%
Pedro Muñoz Seca 4, 28001 Madrid, Spain
VAL Telecomunicaciones, S.L.	10.296%	0.400%	10.696%
Pedro Muñoz Seca 4, 28001 Madrid, Spain
Sodinteleco, S.L.	8.202%	0.00%	8.202%
Francisco Hernández Pacheco 14, Valladolid, Spain
Total	90.136%	9.864%	100.00%

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

Capital Riesgo Global, S.C.R., S.A.  Capital Riesgo Global, S.C.R., S.A., is a wholly-owned subsidiary of Spain’s leading financial institution, (Banco Santander Central Hispano, S.A.) which offers a full range of banking services to individual and corporate customers.

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

Description of GCO’s Shareholders’ Agreement

GCO’s shareholders entered into a shareholders’ agreement, dated June 24, 2004, which addresses matters relating to our corporate governance, including the election of the GCO Board of Directors, managing director and other senior managers of the ONO Group, major corporate decisions, and change of control issues.

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

The parties to the shareholders’ agreement expressly agree that the shareholders’ agreement takes precedence, between the parties, over the bylaws. The shareholders’ agreement expires at the earlier of December 31, 2006 and a quotation of all or part of the share capital.

B.                                    Related Party Transactions

We pursue transactions with certain related parties or our affiliates (as defined in the U.S. Securities Act) from time to time and in the ordinary course of our business. The main related party transactions are approved or ratified by GCO board of directors and we believe that such transactions are based on terms at least as favorable as terms offered by unrelated parties. Set forth below is a list of our related party transactions:

•                  We maintain primary bank accounts with Banco Santander Central Hispano and lease vehicles and purchase computer equipment from affiliates of Banco Santander Central Hispano, and General Electric. BSCH is also one of the mandated lead arranger and bookrunner of our 2005 senior bank facility.

•                  We have contracted with Ferrovial, among others, for the construction and delivery of our networks.

•                  Bank of America International Limited is one of the arrangers of our 2001 senior bank facility.  Affiliates of Bank of America have acted as managers with respect to the offerings of Notes.

•                  Caisse de dépôt et placement du Québec, is one of the lenders under our 2001 senior bank facility.

•                  GCO’s shareholders’ agreement governs the relationship between GCO and its shareholders, but also has provisions affecting Cableuropa and its subsidiaries.

•                  We have entered into shared service agreements with Retecal in order to capture economies of scale and aggregate buying power on the basis that they are on terms at least as favorable as terms offered by unrelated parties. In addition, we have entered into agreements with Retecal in the ordinary course of our business, mainly related to interconnection services.

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

Resolutions taken by a general shareholders’ meeting are binding upon all shareholders.  In certain circumstances, Spanish corporate law gives dissenting or absent shareholders the right to challenge resolutions.  In certain specific circumstances (such as change of corporate purpose or change to particular corporate forms), shareholders may have the right to have their ordinary shares redeemed by the Company at prices determined in accordance with an established formula. These rights are not applicable in the case of the sole shareholder decisions.

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

The 2001 Senior Bank Facility

On August 8, 2001, the ONO Group, as guarantor and borrower, entered into an agreement with a series of international banks as arrangers of a senior bank facility to provide financing of up to €800 million to fund our network construction, capital expenditure and working capital requirements. On February 13, 2003 the parties amended the facility to, among others, reduce the total amount available to €750 million, obtain the arrangers’ approval of a new business plan, amend certain financial covenants, and impose a new covenant on capital expenditure. As of December 31, 2004 we had a balance of €645 million under the facility. On February 14, 2005 the 2001 senior bank facility was fully refinanced by the 2005 senior bank facility. On that date the 2001 senior bank facility was fully repaid and cancelled.

The 2005 Senior Bank Facility

On February 9, 2005, Cableuropa and Retecal as borrowers and Cableuropa, Retecal and their subsidiaries as guarantors, entered into an agreement with a series of banks as arrangers of a senior bank facility to provide financing of up to €1,250 million.

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

The Facility

The facility is mainly intended to fund the refinancing of the 2001 senior bank facility, the refinancing of Retecal’s former senior bank facility, the refinancing of certain bank guarantees counterguaranteeing part of our subsidized financing and to fund our network construction, capital expenditure and working capital requirements in accordance with the agreed business plan. There are four separate tranches to the facility:

•                  Tranche A is a term loan in a maximum aggregate amount of €800 million which may be used for the refinancing of the 2001 senior bank facility and the former senior bank facility of Retecal;

•                  Tranche B is a term loan in a maximum aggregate amount of €200 million which can be used for the refinancing of the 2011 Notes and for working capital needs of the guarantors;

•                  Tranche C is a revolving credit facility in a maximum aggregate amount of €200 million which can be used for working capital needs other telecommunications business activities and any other permitted use of the senior bank facilities; and

•                  Tranche D is a bank guarantees facility in a maximum aggregate amount of €50 million which can be used to counterguarantee our subsidised financing.

Maturity/Availability

•                  Tranche A matures on June 30, 2012, and is available for 45 days from the closing date of the facilities, which occurred in February 14, 2005.

•                  Facility B matures on December 31, 2012 and is available from July 1, 2005 to December 31, 2006.

•                  Facility C matures on December 31, 2012, and is available until one month before this date.

•                  Facility D matures on December 31, 2012, and is available until December 31, 2005.

Interest/Fees

The senior bank facility bears interest at a floating rate determined by reference to EURIBOR plus a margin. The margin on Tranches A, C and D ranges between 1.00 per cent and 2.50 per cent per year depending on the ratio of total debt to consolidated annualized EBITDA. The currently applicable margin is 2.50%. The margin on the Tranche B is 0.25 per cent per year higher than the applicable margin to the rest of the tranches. The interest payments are subject to increase to compensate lenders for any additional cost of compliance with certain legal requirements.

The senior bank facility includes agency fees and a commitment fee, payable on the undrawn amount of the senior bank facility.

Repayment

Any advances under Tranche C, unless rolled-over, must be repaid in full on the last day of the relevant interest period. Any advances under Tranche D must be repaid in full not later than the end of the second calendar quarter subsequent to that in which the counterguaranteed subsidized financing has been fully repaid and , in any event, no later than December 31, 2012. Advances under Tranches A and B must be repaid in accordance with an agreed repayment schedule as set out below:

	Tranche A		Tranche B
Date	Percentage to be repaid	Cumulative Percentage to be repaid	Percentage to be repaid	Cumulative Percentage to be repaid
December 31, 2006	0.50	0.50	—	—
June 30, 2007	1.00	1.50	—	—
December 31, 2007	3.50	5.00	2.00	2.00
June 30, 2008	5.00	10.00	3.00	5.00
December 31, 2008	5.00	15.00	5.00	10.00
June 30, 2009	10.00	25.00	10.00	20.00
December 31, 2009	14.00	39.00	10.00	30.00
June 30, 2010	14.00	53.00	10.00	40.00
December 31, 2010	14.00	67.00	10.00	50.00
June 30, 2011	14.00	81.00	10.00	60.00
December 31, 2011	14.00	95.00	10.00	70.00
June 30, 2012	5.00	100.00	15.00	85.00
December 31, 2012	—	100.00	15.00	100.00

Security Interests

As security for the senior bank facility, the lenders thereunder have been granted a first-ranking security interest in:

•                  Cableuropa’s own shares and the shares of its subsidiaries and of Retecal;

•                  insurance policies; and

•                  charges over certain subordinated debt.

The granting of these security interests is a condition precedent for availability.

Guarantees

Each member of the ONO Group and Retecal has jointly and severally guaranteed all amounts owed under the senior bank facility on a senior basis.

Other

The senior bank facility also contains other terms, including terms providing for:

•                  voluntary prepayment;

•                  mandatory prepayment in certain circumstances, including if it is illegal for a lender to continue participating as a financier under the facility, the receipt of amounts exceeding €5 million per annum from insurance policies, the receipt of proceeds from the sale of certain assets exceeding €15 million in any one year, the receipt of proceeds from an IPO or from certain debt incurrence or there being excess cash flow as calculated in accordance with the senior credit facility;

•                  financial and performance covenants, including maximum total capital expenditure, maximum total group senior debt to consolidated annualized EBITDA, maximum group total debt to consolidated annualized EBITDA, minimum EBITDA to interest expense and debt service cover;

•                  covenants which, among other things, limit the incurrence of additional indebtedness, assets sales, sale and leaseback arrangements, acquisitions, the making of loans and guarantees, prepayment of other indebtedness, investments, dividends and future capital expenditure;

•                  covenants which, among other things, require the obligors to maintain their existence, comply with laws and regulations and maintain insurances; and

•                  events of default in certain circumstances.

2010 Notes

ONO Finance completed an offering of high yield Notes in June 2000. ONO Finance issued €200,000,000 14% Notes due 2010 (the “2010 Notes”). The 2010 Notes were guaranteed on a subordinated basis by Cableuropa and its subsidiaries.

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

2011 Notes

ONO Finance completed an offering of high yield Notes in February 2001. ONO Finance issued 200,000,000 dollar denominated 14% Notes due 2011 (the “2011 USD Notes”) and 150,000,000 euro denominated 14% Notes due 2011 (the “2011 EUR Notes”, and together with the 2011 USD Notes, the “2011 Notes”). Cableuropa and its subsidiaries guaranteed the 2011 Notes on a senior subordinated basis.

There is currently $58,920,000 in principal amount outstanding with respect to the 2011 USD Notes and €8,038,000 in principal amount outstanding with respect to the 2011 EUR Notes. Interest on the 2011 Notes is paid semi-annually on February 15 and August 15 of each year. The 2011 Notes are redeemable, at ONO Finance’s option, in whole or in part, at any time on or after February 15, 2006, at 107% of their principal amount, plus accrued interest, declining to 100% of their principal amount, plus accrued interest, on or after February 15, 2009. The 2011 Notes are senior unsecured obligations of ONO Finance and will rank junior to all of its future secured indebtedness and equally with all of its future senior unsecured indebtedness and senior to any of its future subordinated indebtedness. The guarantees of the 2011 Notes given by Cableuropa and its subsidiaries are senior subordinated obligations and rank junior to all of our existing and future senior indebtedness and equally with all of our existing and future senior subordinated indebtedness.

2014 Notes

ONO Finance completed an offering of high yield Notes in May 2004. ONO Finance issued €180,000,000 10.5% Notes due 2014 (the “2014 Fixed Rate Notes”) and €100,000,000 floating rate notes referenced to three months EURIBOR plus 8.5% (the “2014 Floating Rate Notes”) together with the 2014 Fixed Rate Notes, the “2014 Notes”. The 2014 Notes are guaranteed on a senior subordinated basis by Cableuropa and its subsidiaries.

Interest on the 2014 Fixed Rate Notes is paid semi-annually on May 15 and November 15 of each year and interest on the 2014 Floating Rate Notes is paid quarterly on February 15, May 15, August 15 and November 15.The 2014 Fixed Rate Notes are redeemable, at ONO Finance’s option, in whole or in part, at any time on or after May 15, 2009, at 105.25% of their principal amount, plus accrued interest, declining to 100% of their principal amount, plus accrued interest, on or after May 15, 2012. The 2014 Floating Rate Notes are redeemable, at ONO Finance’s option, in whole or in part, at any time on or after May 15, 2006, at 103% of their principal amount, plus accrued interest, declining to 100% of their principal amount, plus accrued interest, on or after May 15, 2009. The 2014 Notes are senior unsecured obligations of ONO Finance and will rank junior to all of its future secured indebtedness and equally with all of its existing and future unsecured indebtedness that is not subordinated in right of payment to the 2014 Notes and senior to any of its future subordinated indebtedness and senior to the EVCs. The guarantees of the 2014 Notes given by

Cableuropa and its subsidiaries are senior subordinated obligations and rank junior to all of our existing and future senior indebtedness and equally with all of our existing and future senior subordinated indebtedness.

Upon a Repayment Event, the Notes Proceeds Loans will be pledged to the lenders under the senior bank facility to secure the obligations of Cableuropa under the senior bank facility, and will be assignable to a third party in the event of an enforcement by the lenders under our senior bank facility of a security interest thereunder and the release by Cableuropa and the other Subsidiary Guarantors of their guarantees of the Notes.

The 2010, 2011 and 2014 Indentures

The Indentures governing the 2010, 2011 and 2014 Notes (the “2010, 2011 and 2014 Indentures”) contain covenants applicable to the ONO Group, limitations and requirements with respect to indebtedness, restricted payments, dividends and other payments affecting the ONO Group, the issuance and sale of capital stock of restricted subsidiaries, transactions with stockholders and affiliates, liens, asset sales, issuances of guarantees of indebtedness of the ONO Group, sale-leaseback transactions, consolidations and mergers and provision of financial statements and reports. The Indentures also require ONO Finance to commence and consummate an offer to purchase the Notes for 101% of their aggregate principal amount, together with any additional amounts and any accrued and unpaid interest owed on the Notes to the date of purchase, upon events constituting or which may constitute a change of control of Cableuropa. These covenants are subject to important exceptions and qualifications, which are further described in the Indentures.

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

The Multi-Borrower Credit Facilities

ONO Finance and the ONO Group entered into the multi-borrower credit facilities, pursuant to which ONO Finance lent to the ONO Group, i.e., the borrowers, an amount equal to the gross proceeds from the offerings of the 2010 and 2011 Notes. The borrowers appointed Cableuropa to act as their agent in connection with the multi-borrower credit facilities.

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

The Notes Proceeds Loans

The ONO Group entered into a Fixed Rate Note Proceeds Loan with ONO Finance, pursuant to which ONO Finance lent the gross proceeds of the 2014 Fixed Rate Notes to Cableuropa and the other Subsidiary Guarantors, and a Floating Rate Note Proceeds Loan with ONO Finance, pursuant to which ONO Finance lent the gross proceeds of the 2014 Floating Rate Notes to Cableuropa and the other Subsidiary Guarantors. The ONO Group appointed Cableuropa to act as its agent in connection with the Notes Proceeds Loans.

Principal Maturity and Interest

The Notes Proceeds Loans specified the amount of initial loans provided to the borrowers. Thereafter, at Cableuropa’s discretion as agent, loans may be prepaid by a borrower so long as such amount is reborrowed immediately by another borrower. Thus the Notes Proceeds Loans will remain fully drawn during their term and Cableuropa and the other Subsidiary Guarantors will at all times until repayment owe the full principal amount on the Notes. The Notes Proceeds Loans accrue interest at rates that match the interest accrued on the Notes. Amounts due on the Notes Proceeds Loans are payable by Cableuropa and the other Subsidiary Guarantors to ONO Finance in order that ONO Finance, upon receipt of such amounts, can be able to satisfy its obligations to pay principal and interest on the Notes. Amounts due under the Notes Proceeds Loans will be payable to ONO Finance concurrently with ONO Finance’s obligations to make payments in respect of the Notes. Accordingly, the Notes Proceeds Loans contain provisions that match the optional and compulsory redemption provisions contained in the Indentures. In addition, the Notes Proceeds Loans provide for a loan fee to be charged to Cableuropa and the other Subsidiary Guarantors, to pay the corporate maintenance and other expenses of ONO Finance. The Notes Proceeds Loans also provide for the payment of such additional amounts as may be necessary so that the net amount received by ONO Finance will not be less than amounts which ONO Finance is entitled to receive if certain taxes or other payments were not required.

Subordination

The Notes Proceeds Loans are subordinated to the senior debt of Cableuropa and the other Subsidiary Guarantors to the same extent and in the same manner as their Subsidiary Guarantee. The Notes Proceeds Loans are equal in right of payment with the Multi-Borrower Credit Facilities.

Upon a Repayment Event, the Notes Proceeds Loans will be pledged to the lenders under the senior bank facility to secure the obligations of Cableuropa under the senior bank facility, and will be assignable to a third party in the event of an enforcement by the lenders under our senior bank facility of a security interest thereunder and the release by Cableuropa and the other Subsidiary Guarantors of their guarantees of the Notes.

Covenants

The Notes Proceeds Loans provide that we will comply with all covenants and other agreements contained in the Indentures applicable to Cableuropa and its restricted subsidiaries, as the case may be.

Events of Default

Any event of default under the Indentures will also constitute an event of default under the Notes Proceeds Loans.

The 2009 EVCs

In 1999, together with the issue of the same number of high yield Notes that have been completely cancelled, ONO Finance issued 275,000 dollar and 125,000 euro denominated equity value certificates which originally evidenced the right to receive the cash value of 13.82121693 shares of Cableuropa in dollars, and of 14.67260467 shares of Cableuropa in euro, respectively, considering €1.00 par value shares and subject to adjustment in certain circumstances. The 2009 EVCs are due to be paid in 2009 although prepayment may be triggered under certain circumstances such as an IPO of Cableuropa. Cableuropa and our subsidiaries guaranteed the 2009 EVCs on a senior subordinated basis.

The 2011 EVCs

At the same time of its issue of the 2011 Notes, ONO Finance issued 200,000 dollar and 150,000 euro denominated equity value certificates which originally evidenced the right to receive the cash value of 48.98512580 shares of Cableuropa in dollars, and of 45.98831311 shares of Cableuropa in euro, respectively, considering €1.00 par value shares and subject to adjustment in certain circumstances. The 2011 EVCs are due to be paid in 2011 although prepayment may be triggered under certain circumstances such as an IPO of Cableuropa. Cableuropa and our subsidiaries guaranteed the 2011 EVCs on a senior subordinated basis.

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

EU Savings Directive

On June 3, 2003, the EU Council of Economic and Finance Ministers adopted a new directive regarding the taxation of savings income. The directive is scheduled to be applied by Member States from July 1, 2005, provided that certain non-EU countries adopt similar measures from the same date. Under the directive each Member State will be required to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to, or collected by such a person for, an individual resident in that other Member State; however, Austria, Belgium and Luxembourg may instead apply a withholding system for a transitional period in relation to such payments, deducting tax at rates rising over time to 35%. The transitional period is to commence on the date from which the directive is to be applied by Member States and to terminate at the end of the first full fiscal year following agreement by certain non-EU countries to the exchange of information relating to such payments.

United Kingdom Taxation

The following is a summary of the current law and published practice in the U.K. relating to certain aspects of the U.K. taxation of the acquisition, ownership and disposal of the Notes as of the date hereof and does not purport to be comprehensive. It relates only to the position of the persons who are the absolute beneficial owners of their Notes and may not apply to special situations, such as those of dealers in securities. This summary does not deal with the position of individuals who hold the Notes. Furthermore, the discussion below is based upon the provisions of the U.K. tax laws and U.K. Inland Revenue published practice as of the date hereof, and such provisions may be repealed, revoked or modified (possibly with retrospective effect) so as to result in U.K. tax consequences different from those discussed below. The following is a general guide and does not purport to be a complete analysis or listing of all the potential U.K. tax consequences of acquiring, owning or disposing of the Notes. It should therefore be treated with appropriate caution. Persons considering the purchase, ownership or disposition of Notes should consult their tax advisers concerning U.K. tax consequences in the light of their particular situations as well as any consequences arising under the law of any other relevant tax jurisdiction. No representations with respect to the tax consequences to any particular holder of Notes are made hereby.

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

In other cases, an amount on account of U.K. income tax at the lower rate (currently 20%) may be withheld from interest payments, subject to such relief as may be available under the provisions of any applicable double taxation treaty or to any other exemption which may apply.

Withholding Tax on Payments by the Guarantors

If any of the guarantors makes any payments in respect of interest on the Notes (or other amounts due under such Notes other than the repayment of amounts subscribed for the Notes) such payments may be subject to U.K. withholding tax at the basic rate (currently 22%) subject to such relief as may be available under the provisions of any applicable double taxation treaty or to any other exemption which may apply. Such payments by the guarantors may not be eligible for the ‘‘quoted Eurobond’’ exemption described above.

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

These provisions will apply whether or not the interest has been paid subject to withholding or deduction for or on account of U.K. income tax and whether or not the Noteholder is resident in the U.K. for U.K. taxation purposes. Where the Noteholder is not so resident, the details provided to the U.K. Inland Revenue may, in certain cases, be passed by the U.K. Inland Revenue to the tax authorities of the jurisdiction in which the Noteholder is resident for taxation purposes. For the above purposes, ‘‘interest’’ should be taken, for practical purposes, as including payments made by a guarantor in respect of interest on the Notes. With effect from 6 April 2006, these provisions may also apply, in certain circumstances, to payments made on a redemption of any Notes where the amount payable on redemption is greater than the issue price of the Notes.

Other Rules Relating to U.K. Withholding Tax on the Notes

Any discount element on any Notes issued at an issue price of less than 100% of their principal amount will not be subject to any U.K. withholding tax pursuant to the provisions mentioned above, but may be subject to reporting requirements as outlined above.

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

Where the interest is paid without withholding or deduction, the interest will not be assessed to U.K. tax in the hands of holders of the Notes who are not resident for U.K. tax purposes in the U.K., except where such persons are carrying on a trade, profession or vocation in the U.K. through a branch, agency or permanent establishment in connection with which the interest is received or to which the Notes are attributable. In such a case (subject to exemptions for interest received by certain categories of agent) tax may be levied on the U.K. branch, agency or permanent establishment.

Ownership and Disposal (including Redemption) of the Notes by U.K. Corporation Tax Payers

Holders which are companies within the charge to UK corporation tax (by reason of being resident in the United Kingdom or carrying on a trade in the United Kingdom through a permanent establishment to which the Notes are attributable) will normally be taxed on the profits and gains arising from the Notes whether income or capital in nature (including, if appropriate, with respect to foreign exchange gains or losses) as income. The amount of such profits or gains should be calculated by reference to accounting-based concepts. Relief may be available for certain charges and expenses incurred for the purposes of the loan relationship constituted by the Notes in accordance with such an applicable bais of accounting.

Stamp Duty and Stamp Duty Reserve Tax (‘‘SDRT’’) on the Notes

No U.K. stamp duty or SDRT is payable on the issue or transfer of the Notes or on any agreement for transfer of a Note provided that the Notes do not at any time carry (i) a right to interest the amount of which exceeds a reasonable commercial return on the nominal amount of the capital or (ii) a right on repayment to an amount which exceeds the nominal amount of the capital and is not reasonably comparable with what is generally repayable (in respect of a similar nominal amount of capital) under the terms of issue of certain specified listed loan capital.

Spanish Taxation

The following summary sets forth the main Spanish Tax consequences of the ownership and disposal of the Notes by a holder who beneficially owns the Notes and who is a corporation resident in Spain or a permanent establishment in Spain of a non-resident entity (“Spanish holder”) and of the receipt of payments under the guarantees by a holder who is not a resident in Spain for tax purposes or subject to the Non-Resident Income Tax. The discussion below is based upon the provisions of the Spanish Tax Laws and the Spanish Tax Authorities practice as of the date of offering, and such provisions and practice may be repealed, revoked or modified. Prospective investors considering the purchase, ownership or disposition of the Notes, should consult their tax advisers regarding the Spanish tax consequences in their particular circumstances.

Spanish Holders

Interest on the Notes.    Under Spanish law, interest collected by a Spanish holder of the Notes is subject either to Corporate Income Tax (“Impuesto sobre Sociedades”) or to Non-Resident’s Income Tax (“Impuesto sobre la Renta de No Residentes”), as the case may be. In the event that such interest becomes subject to withholding tax in the U.K., as U.K. source income, Spanish resident corporations would be entitled to a tax credit for the avoidance of double taxation when determining tax liability, in accordance with the provisions of the Treaty for the avoidance of double taxation executed between Spain and the U.K. (the “Spain/U.K. Tax Treaty”). In addition, in accordance with the Non-Resident Income Tax Law, permanent establishments in Spain would also be eligible for a tax credit as to avoid double taxation.

Disposal of the Notes.    As a general rule, a disposal of the Notes by a Spanish holder may give rise to a taxable income or an allowable loss for the purposes of either Corporate Income Tax or Non-Resident’s Income Tax, as the case may be. Some restrictions, however, may apply based on the nature of the permanent establishment.

The profit or loss arising from the disposal of the Notes for a Spanish holder shall be subject to either the Corporate Income Tax or to the Non-Resident’s Income Tax, as the case may be, at the relevant applicable tax rates.

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

Expenses of Transfer.    The transfer of the Notes will be exempt in Spain from any Transfer Tax (“Impuesto sobre Transmisiones Patrimoniales”) or Value Added Tax. Additionally, no Stamp Duty will be levied on such transfers.

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

Payments Under the Guarantee

Payments made to Non-Spanish holders under the guarantees by the Spanish guarantors should not be subject to taxation in Spain. However, it is possible that the Spanish tax authorities could take the position that payments made under the guarantees to Non-Spanish holders would be subject to withholding tax at a rate of 15%, subject to possible reduction or elimination by an applicable treaty for the avoidance of double taxation. However, in the case of Non-Spanish holders who are resident of EU member states, other than those operating through a permanent establishment in Spain or who hold the Notes through a tax haven jurisdiction within the meaning of Spanish law (currently as set forth in Royal Decree 1080/1991 of July 5th), the withholding tax would not be imposed if any such holder submitted the relevant certificate of tax residency issued by the competent tax authority of the holder’s country of jurisdiction demonstrating that the holder is a resident in that jurisdiction when the payment under the guarantees is due and payable. Such certificate will have a validity of one year from issuance. Non-Spanish holders who are able to reduce or eliminate the withholding tax by providing a certificate of residency as mentioned above would not be entitled to receive additional amounts from ONO Finance or Cableuropa to the extent that the withholding tax was imposed as a result of their failure to provide such a certificate.

United States Taxation

The following summary contains a description of the material U.S. federal income tax consequences to initial purchasers of the ownership and disposition of the Notes acquired at a price equal to their issue price (the first price at which a substantial part of the Notes are offered to the public for cash, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers). This summary is not a comprehensive description of all of the tax considerations for noteholders. In particular, this summary of U.S. federal income tax matters deals only with holders that hold the Notes as capital assets for U.S. federal income tax purposes (generally, assets held for investment) and does not address special tax situations, such as the U.S. federal income tax treatment of holders that are (i) subject to special tax rules (e.g., financial institutions, banks, securities or currency dealers, brokers, insurance companies, regulated investment companies, tax-exempt organizations, securities traders that elect mark-to-market tax accounting, certain U.S. expatriates and persons subject to alternative minimum tax), (ii) holding Notes as part of a “straddle,” “hedge,” “conversion transaction” or other integrated transaction or (iii) ”U.S. Holders” (as defined below) with a currency other than the U.S. dollar as their functional currency.

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

As used herein, a “U.S. Holder” means a beneficial owner of a Note that is, for U.S. federal income tax purposes, (i) a citizen or individual resident of the United States or of any State (including District of Columbia), (ii) a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or of any State, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source and (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons (as defined in the Code) have the authority to control all substantial decisions of the trust, or if the trust has made a valid election under Treasury regulations to be treated as a U.S. person.  A “Non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder.  If an entity treated as a partnership for U.S. federal income tax purposes holds Notes, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership.  If a U.S. Holder is a partner in a partnership that holds Notes, the Holder is urged to consult its own tax adviser regarding the specific tax consequences of the ownership and disposition of the Notes.

Allocation of Purchase Price Between the 2009 Notes and Associated Equity Value Certificates

The 2009 Notes were issued in the form of units. Each dollar unit consists of one $1,000 principal amount 2009 dollar note and one dollar equity value certificate which originally evidenced the right to receive upon exercise the value of 13.82121693 of one Ordinary Share of Cableuropa as of the earliest of certain defined trigger events. Each euro unit consists of one €1,000 principal amount 2009 euro note and one euro equity value certificate which originally evidenced the right to receive upon exercise the value of 14.67260467 of one Ordinary Share of Cableuropa as of the earliest of certain defined trigger events. For U.S. federal income tax purposes, each unit is treated as an investment unit, consisting of a note and an equity value certificate. The “issue price” of a unit generally is equal to the first price at which a substantial amount of units are sold to the public for cash (other than to bond houses, brokers or similar persons). The issuer has determined the “issue price” of each of the 2009 Notes and equity value certificates by allocating the $1,000 issue price of each dollar unit between the 2009 dollar note and the associated dollar equity value certificate and by allocating the €1,000 issue price of each euro unit between the 2009 euro note and the associated euro equity value certificate based upon their relative fair market values.

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

Allocation of Purchase Price Between the 2011 Notes and Associated Equity Value Certificates

The 2011 Notes were issued in the form of units. Each dollar unit consists of one $1,000 principal amount 2011 dollar note and one dollar equity value certificate evidencing the right to receive upon exercise the value of 48.98512580 Ordinary Shares of Cableuropa as of the earliest of certain defined trigger events. Each euro unit consists of one €1,000 principal amount 2011 euro note and one euro equity value certificate evidencing the right to receive upon exercise the value of 45.98831311 Ordinary Shares of Cableuropa as of the earliest of certain defined trigger events. For U.S. federal income tax purposes, each unit is treated as an investment unit, consisting of a note and an equity value certificate. The issuer has determined the “issue price” of each of the 2011 Notes and equity value certificates by allocating the $1,000 issue price of each dollar unit between the 2011 dollar note and the associated dollar equity value certificate and by allocating the €1,000 issue price of each euro unit between the 2011 euro note and the associated euro equity value certificate based upon their relative fair market values. According to such determination, the issue price of each 2011 dollar note is $862.04 per $1,000 principal amount, and the issue price of each dollar equity value certificate is $137.96. The issue price of each 2011 euro note is €862.03506067 per €1,000 principal amount, and the issue price of each euro equity value certificate is €137.96493933.

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

Tax Treatment of the Notes

Classification of the Notes.  This summary is based upon the assumption that the Notes are characterized as indebtedness for U.S. federal income tax purposes. Current holders of the Notes should recognize, however, that there is some uncertainty regarding the appropriate characterization of instruments such as the Notes, and no rulings have been or will be sought from the IRS with respect to the appropriate characterization of the Notes for U.S. federal income tax purposes. It is possible that the IRS might contend that the Notes should be treated as equity in the Issuer rather than indebtedness. Any such recharacterization might result in material adverse consequences to U.S. Holders of the Notes, including possible application of the passive foreign investment company (“PFIC”) rules. In the event that the PFIC rules apply to the Notes, a U.S. Holder would be required to pay an interest charge together with tax calculated at maximum ordinary income rates on gain realized on the disposition of a Note or on certain increased interest payments with respect to a Note. Current holders of the Notes should consult their own tax advisers about the consequences in the event that the Notes are treated as equity for U.S. federal income tax purposes.

Stated Interest.  Stated interest on the Notes will be includible in a U.S. holder’s gross income as ordinary interest income in accordance with such U.S. Holder’s usual method (cash or accrual) of tax accounting.

In the case of stated interest received on a euro Note, the amount of income recognized by a cash basis U.S. Holder will be the U.S. dollar value of the stated interest payment, based on the “spot rate” in effect on the date of receipt. The spot rate is generally the rate that reflects a fair market rate of exchange available to the public for euro under a “spot contract” in a free market and involving representative amounts. A spot contract is a contract to buy and sell a euro on or before two business days following the date of execution of the contract. If such spot rate cannot be demonstrated, the IRS has authority to determine the spot rate.

The amount of stated interest recognized by an accrual basis U.S. Holder of a euro Note will be determined for any accrual period in euro and then translated into U.S. dollars using the average U.S. dollar-euro exchange rate for the accrual period (or, with respect to an accrual period that spans two taxable years, using the average exchange rate for the partial period within each taxable year). The average rate for an accrual period (or partial period) is the simple average of the spot rates for each business day of such period, or other average exchange rate for the period reasonably derived and consistently applied by the holder. Alternatively, an accrual basis U.S. Holder can elect to translate stated interest at the spot rate on the last day of the accrual period (and, in the case of a partial accrual period, the spot rate on the last day of the taxable year) or on the date the interest payment is received if such date is within five business days of the end of the accrual period. A U.S. Holder that makes such an election must apply it consistently to all debt instruments from year to year and cannot change the election without the consent of the IRS.

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

Sale and Redemption of Notes.  A U.S. Holder generally will recognize gain or loss upon the sale, exchange, retirement or other disposition of a Note in an amount equal to the difference between the U.S. dollar value of the amount realized upon such sale, exchange, retirement or other disposition (other than amounts attributable to accrued but unpaid interest, which will be taxable as ordinary interest income, as described above), and such U.S. Holder’s adjusted tax basis in the Note. For this purpose, an amount received in euro will be translated into U.S. dollars at the spot rate in effect on the date of disposition of the Notes. If the Notes are traded on an established securities market, a cash basis Holder (and, if it elects, an accrual basis Holder) will determine the U.S. dollar equivalent of the amount realized on the sale of a Note by translating that amount at the spot rate in effect on the settlement date. A U.S. Holder’s adjusted tax basis in a Note will generally equal the issue price of such Note

(in the case of a euro Note, translated into U.S. dollars using the spot rate in effect on the date of a Holder’s purchase of a Note or unit or the settlement date, if the Notes are traded on an established securities market as discussed above) increased by the amount of any OID included in income (in the case of a euro Note, translated into U.S. dollars). Any gain or loss (other than foreign currency gain or loss in the case of a euro Note, described below) will be capital gain or loss and generally will be long-term capital gain or loss if the Note is held for more than one year. Under current law, net long-term capital gains of a noncorporate U.S. Holder are, under certain circumstances, taxed at lower U.S. federal income tax rates than are items of ordinary income. The deductibility of capital losses by a U.S. Holder, however, is subject to significant limitations.

Taxation of Additional Amounts.  If additional amounts are required to be paid in respect of withholding or deduction for taxes imposed on payments on the Notes, such additional amounts should be taxable to a U.S. Holder as ordinary income at the time such amounts are accrued or received, in accordance with such U.S. Holder’s regular method of accounting. In such event, the amount taxable to such U.S. Holder would include all taxes withheld or deducted in respect of the Notes. Thus, a U.S. Holder would be required to report income in an amount greater than the cash it receives in respect of payments on the Notes. However, a U.S. Holder may, subject to certain limitations, be eligible to claim as a credit or deduction of the foreign taxes withheld or deducted for purposes of computing its U.S. federal income tax liability (discussed below).

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

Foreign Tax Credit

For purposes of the foreign tax credit limitation, foreign source income until December 31, 2006, is classified in one of several “baskets”, the credit for foreign taxes on income in any basket is limited to U.S. federal income tax allocable to that income.  Stated interest, OID and any additional amounts or special interest with respect to a Note generally will constitute foreign source income in the “high withholding tax interest” basket if the Notes are subject to withholding tax at a rate of 5 per cent. or higher.  If the Notes are not subject to such withholding tax, interest generally will be in the “passive income” basket.  Recently enacted legislation effective after December 31, 2006, will limit the foreign tax credit limitation categories to “passive category income” and “general category income.”  Prospective purchasers should consult their tax advisers concerning such foreign credit implications.

Gain or loss realized on the sale, exchange, retirement or other disposition of a Note (including foreign currency gain or loss) generally will be treated as U.S.-source income or loss for foreign tax credit purposes.

Non-U.S. Holders

Subject to the discussion of “backup” withholding below, a Non-U.S. Holder is currently exempt from U.S. federal income taxes with respect to interest and OID on the Notes unless the income is effectively connected with the Non-US Holderes conduct of a trade or business in the United States. In addition, subject to the discussion of backup withholding below, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain on a sale or other disposition of a Note unless (a) the holder is an individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met or (b) the gain is effectively connected with the conduct of a trade or business within the United States (and, if a treaty applies, the gain is generally attributable to a U.S. permanent establishment maintained by such Non-U.S. Holder).

Tax Return Disclosure and Investor List Requirements

Treasury regulations (the “Tax Shelter Regulations”) intended to address so called tax shelters and other potentially tax-motivated transactions require participants in a “reportable transaction” to disclose certain information about the transaction on IRS Form 8886 and retain information related to the transaction.  Organizers and sellers of reportable transactions are required to maintain lists identifying the investors participating in the transactions and furnish to the IRS upon demand such investor information as well as detailed information regarding the transactions.  A transaction may be a “reportable transaction” based upon any of several indicia (including the existence of confidentiality agreements, certain indemnity arrangements, potential for recognizing investment or other losses, significant book-tax differences, a brief asset holding period, and whether the transaction is a listed transactions).  In addition, the Tax Shelter Regulations could be interpreted to cover and require reporting of transactions that are generally not considered tax shelters, including certain foreign currency transactions.  Significant penalties for failure to comply with these disclosure requirements have been enacted.  Current holders of the Notes should consult their tax advisers concerning any possible disclosure obligation with respect to their investment and should be aware that the Issuer and other participants in the transaction intend to comply with the disclosure and list maintenance requirements under the Tax Shelter Regulations as they determine necessary with respect to this transaction.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to certain payments of stated interest, OID, special interest and additional amounts on the Notes, including payments made by a U. S. paying agent, broker or other intermediary, and to proceeds of a sale, redemption or other disposition of the Notes. A backup withholding tax may apply to such payments or proceeds if the beneficial owner fails to provide a correct taxpayer identification number (generally on IRS Form W-9) or, certification of exempt status or fails to report interest and dividend income in full on its U.S. federal income tax returns. Non-U.S. Holders generally will not be subject to information reporting or backup withholding.  However, these Holders may be required to provide certification of non-U.S. status (generally on IRS Form W-8BEN) in connection with payments received by a U.S. paying agent or other U.S. intermediary.  Any amounts withheld under the backup withholding rules from a payment to a beneficial owner will be allowed as a refund or credit against such beneficial owner’s U.S. federal income tax liability provided the required information is furnished to the IRS in a timely manner.

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

Interest Rate Sensitivity

Borrowings under our cancelled 2001 senior bank facility and under our 2005 senior bank facility bear interest at a floating rate determined by reference to EURIBOR plus a margin, which both, as of December 31, 2004 and currently range from 2.5% to 4.5% depending on the tranche. In addition, our other outstanding debt with credit entities, usually bear interest at EURIBOR plus a margin. Moreover, as part of our refinancing transactions, on May 17, 2004 ONO Finance issued €100 million floating rate notes priced at three months EURIBOR plus an 8.5% margin which were lent to us in the same terms. Accordingly, as at December 31, 2004 we had variable interest rate long-term debt outstanding of €745.0 million and exposure to risk due to fluctuations of interest rates.

Historically, we have not entered into interest rate swap agreements to hedge our exposure to variable interest rate obligations.  However, under the terms of our 2005 senior bank facility we have committed to cover, prior to August 9, 2005, our risk under at least 50% of our interest rate exposure under tranches A and B of the 2005 senior bank facility for at least three years. Accordingly, it is our current intention to enter into interest rate hedging transactions with respect to some or all of our variable interest rate debt.

The table below shows the variable interest long-term debt as of December 31, 2004.

									Euro
	Expected maturity date								millions
	(EUR in millions)						Thereafter	Total	Fair value
	2005	2006		2007	2008	2009
2001 senior bank facility (Euribor + 2.50% - 4.50%)(1)	—	(70.	)	(305)	(270)	—	—	(645.0)	(645.0)
2014 EUR Floating Rate Notes (Euribor + 8.5%)	—	—		—	—	—	(100.0)	(100.0)	(100.0)

(1)                                  Interest payments on the 2001 senior bank facility are not disclosed. Principal amounts under the 2001 senior bank facility relate to the outstanding principal amount as at December 31, 2004. All of these amounts have been repaid in full in February 2005 at the refinancing of the 2001 senior bank facility (see “Item 10. The 2005 senior bank facility”.

Foreign Exchange Rate Sensitivity

2011 USD Notes

The table below shows the annual payments of interest and principal on our outstanding foreign currency denominated debt.

	Expected maturity date							Fair
	2005	2006	2007	2008	2009	Thereafter	Total	value(1)
	(USD in millions)							(euro in millions)

Interest payments on the 2011 USD Notes	(8.25)	(8.25)	(8.25)	(8.25)	(8.25)	(12.37)	(53.62)
2011 USD Notes	—	—	—	—	—	(58.92)	(58.92)	(49.7)

(1)                           Fair value of the relevant Notes has been calculated applying the official exchange rate published by the ECB on December 31, 2004 of €1.00 = U.S.$1.3621 to the market value of the principal on the relevant Notes as of December 31, 2004.

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

On June 10, 2004, as a consequence of the cancellation of a significant part of the 2011 USD Notes, the cross-currency swap was reduced with the purpose of hedging 100% of the exposure on interest payments on the outstanding 2011 USD Notes. The principal outstanding amount of the 2011 USD Notes is $58.9 million.  The costs of the partial swap unwind amounted to €2.5 million.

The following table sets forth a calculation of the expected cash flows of our cross-currency swap agreements as of December 31, 2004 (at the official exchange rate published by the ECB of dollar 1.3621 per euro 1.00):

	Expected maturity date
	2005	2006	2007	2008	2009	Thereafter	Total
	(euro in millions)

Payment of cross currency swap on interest payments on the 2011 USD 14% Notes(1)	(2.6)	(1.3)	—	—	—	—	(3.9)

(1)                           The fair value of this swap amounts to euro (3.8) million as of December 31, 2004.

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

Item 14.                            Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

Item 15.                            Controls and Procedures

As of December 31, 2004, the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures.  Based on this evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective in timely alerting them to material information required to be included in our periodic reports to the SEC.  In addition, we reviewed our internal controls and there have been no significant changes in our internal controls or in other factors that could significantly affect those controls subsequent to the date of their last evaluation.  Although we believe our pre-existing disclosure controls and procedures and internal controls were adequate to enable us to comply with our disclosure obligations, as a result of such review we intend to implement changes, primarily to formalize and document procedures already in place.  You should note that the design and operation of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

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

Item 16C.                   Principal Accountant Fees And Services

Following is a summary of the fees to our independent external auditors for the years ended December 31, 2003 and 2004:

	2003 Actual Fees	2004 Actual Fees
	(in EUR thousands)
Audit Services	196	183
Other audit Services	154	405
Total fees	350	588

Fees for other audit services consist mainly of accounting consultations and audits, reviews of internal controls and advice on accounting control policies, procedure and standards. In 2004 “Other audit services” also include fees related to our offer and sale of Notes in May 2004.

Item 16D.                   Exemptions From The Listing Standards For Audit Committee

Not applicable.

Item 16E.                     Purchases Of Equity Securities By Issuer

Not applicable

PART III

Item 17.                            Financial Statements

Not applicable.

Item 18.                            Financial Statements

See our audited consolidated financial statements, and the notes thereto, beginning at page F-1.

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

4.3

Novation Agreement, dated February 13, 2003, to Modify, without Termination, a Euro Multi-Borrower Credit Facility dated June 30, 2000, between Cableuropa S.A.U., Valencia de Cable, S.A., Mediterránea Sur Sistemas de Cable, S.A., Mediterránea Norte Sistemas de Cable, S.A., Región de Murcia de Cable, S.A., Univertel Comunicaçôes Universais, S.A., Hydra Servicios de Atención al Cliente, S.A., as Borrowers and ONO Finance PLC, as lender (incorporated by reference to exhibit 4.3 of registrant’s annual report submitted on May 9, 2003 on Form 20-F (File No. 333-10976-01).

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

4.9

Novation Agreement, dated February 13, 2003, to Modify, without Termination, a Dollar Multi-Borrower Credit Facility dated May 6, 1999, between Cableuropa S.A.U., Valencia de Cable, S.A., Mediterránea Sur Sistemas de Cable, S.A., Mediterránea Norte Sistemas de Cable, S.A., Región de Murcia de Cable, S.A., Univertel Comunicaçôes Universais, S.A., Hydra Servicios de Atención al Cliente, S.A., as Borrowers and ONO Finance PLC, as lender (incorporated by reference to exhibit 4.9 of registrant’s annual report submitted May 9, 2003 on Form 20-F (File No. 333-10976-01).

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

4.11

Novation Agreement, dated February 13, 2003, to Modify, without Termination, a Euro Multi-Borrower Credit Facility dated May 6, 1999, between Cableuropa S.A.U., Valencia de Cable, S.A., Mediterránea Sur Sistemas de Cable, S.A., Mediterránea Norte Sistemas de Cable, S.A., Región de Murcia de Cable, S.A., Univertel Comunicaçôes Universais, S.A., Hydra Servicios de Atención al Cliente, S.A., as Borrowers and ONO Finance PLC, as lender (incorporated by reference to exhibit 4.11 of registrant’s annual report submitted May 9, 2003 on Form 20-F (File No. 333-10976-01).

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

4.18

Novation Agreement, dated February 13, 2003, to Modify, without Termination, a Dollar Multi-Borrower Credit Facility dated February 9, 2001, between Cableuropa S.A.U., Valencia de Cable, S.A., Mediterránea Sur Sistemas de Cable, S.A., Mediterránea Norte Sistemas de Cable, S.A., Región de Murcia de Cable, S.A., Univertel Comunicaçôes Universais, S.A., Hydra Servicios de Atención al Cliente, S.A., as Borrowers and ONO Finance PLC, as lender (incorporated by reference to exhibit 4.18 of registrant’s annual report submitted May 9, 2003 on Form 20-F (File No. 333-10976-01).

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

4.20

Novation Agreement, dated February 13, 2003, to Modify, without Termination, a Euro Multi-Borrower Credit Facility dated February 9, 2001, between Cableuropa S.A.U., Valencia de Cable, S.A., Mediterránea Sur Sistemas de Cable, S.A., Mediterránea Norte Sistemas de Cable, S.A., Región de Murcia de Cable, S.A., Univertel Comunicaçôes Universais, S.A., Hydra Servicios de Atención al Cliente, S.A., as Borrowers and ONO Finance PLC, as lender (incorporated by reference to exhibit 4.20 of registrant’s annual report submitted on May 9, 2003 on Form 20-F (File No. 333-10976-01).

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

4.24

Senior Bank Facility Agreement, dated August 8, 2001, between Cableuropa, S.A., Banc of America Securities Limited, Barclays Capital, BNP Paribas Sucursal en España, S.A., CIBC World Markets Plc, Crédit Lyonnais S.A., Deutsche Bank AG London, Fortis Bank S.A./N.V., Salomon Brothers International Limited, Scotiabank Europe Plc, TD Bank Europe Limited, The Governor and Company of the Bank of Scotland and the Royal Bank of Scotland Plc (incorporated by reference to exhibit 4.19 of registrant’s Annual Report submitted May 10, 2002 on Form 20-F (File No. 333-10976-01)).

4.25

Amendment Agreement, dated February 13, 2003, in respect of €800,000,000 senior Facility Agreement dated August 8, 2001 between Cableuropa, S.A.U., on behalf of itself and as agent and representative of each other Obligor and Banc of America Securities Limited, on behalf of itself and as Agent for each of the Beneficiaries (incorporated by reference to exhibit 4.25 of registrant’s annual report submitted on May 9, 2003 on Form 20-F (File No. 333-10976-01).

4.26

Subordinated Loan Agreement, dated February 13, 2003, between Grupo Corporativo ONO, S.A. and Cableuropa, S.A.U. (incorporated by reference to exhibit 4.26 of registrant’s annual report submitted on May 9, 2003 on Form 20-F (File No. 333-10976-01).

4.27

Indenture, dated as of May 14, 2004 between ONO Finance PLC, Cableuropa S.A.U., Mediterránea Norte Sistemas de Cable, S.A., Mediterránea Sur Sistemas de Cable, S.A., Región de Murcia de Cable, S.A. and Valencia de Cable, S.A. and The Bank of New York in respect of ONO Finance PLC's EUR180,000,000 10.5% Senior Notes due 2014.

4.28

Indenture, dated as of May 14, 2004 between ONO Finance PLC, Cableuropa S.A.U., Mediterránea Norte Sistemas de Cable, S.A., Mediterránea Sur Sistemas de Cable, S.A., Región de Murcia de Cable, S.A. and Valencia de Cable, S.A. and The Bank of New York in respect of ONO Finance PLC's EUR100,000,000 Floating Rate Senior Notes due 2014.

7.0	Statement of Computation of Ratios: See Item 3. “Key Information-Selected Financial Data.”

8.0	Subsidiary Information: See Item 4.D. “Information on the Company-Organizational Structure.”

12.1	Certification of Richard Alden, Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act 2002.

12.2	Certification of Jonathan Cumming, Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act 2002.

13.1	Certification by Chief Executive Officer of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act.

13.2	Certification by Chief Financial Officer of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cableuropa, S.A.U.
(Registrant)

	By:	/s/ Richard Alden

	Name	Richard Alden
	Title:	Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Cableuropa, S.A.U.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of profit and loss, statements of source and application of funds and of changes in shareholders’ equity present fairly, in all material respects, the financial position of Cableuropa, S.A.U. and its subsidiaries as of December 31, 2004 and 2003, and the results of their operations and changes in their financial position for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in Spain.  These consolidated financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits of these statements in accordance with generally accepted auditing standards in Spain and the standards of Public Company Accounting Oversight Board (United States of America), which require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in Spain vary in certain significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in Note 27 to the consolidated financial statements.

PricewaterhouseCoopers

Madrid, Spain

April 27, 2005

CABLEUROPA, S.A.U. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2003

(In Euro thousand)

		As of December 31,
	Note	2004	2003

ASSETS
Current assets
Cash		4 064	1 315
Short term investments, net	4	9 475	24 753
Accounts receivable, net	5	54 142	52 860
Other current assets		966	1 813
Total current assets		68 647	80 741

Fixed Assets
Start-up costs, net	6	10 228	8 767
Intangible assets, net	7	170 719	121 443
Tangible assets, net	8	1 414 422	1 295 143
Financial assets	9	336 957	331 538

Goodwill on consolidation	10	171 058	226 543

Deferred expenses, net		33 053	59 084

Total assets		2 205 084	2 123 259

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Short term debt	11	30 754	16 301
Accrued interest expenses	11	15 443	24 925
Accounts payable	12	257 838	220 972
Other current liabilities	13	17 507	51 502

Total current liabilities		321 542	313 700

Long term debt	11	1 133 329	950 887

Other long term liabilities	14	102 453	135 638

Commitments and contingencies	15	9 213	11 349

Shareholder’s loan	16	—	98 464

Participative loans	16	—	300 000

Shareholders’ equity	16
Common stock		891 168	484 663
Share premium		337 746	337 746
Accumulated deficit, beginning of period		(509 188)	(606 207)
Net profit / (loss) for the year		(81 179)	97 019

Total shareholders’ equity		638 547	313 221

Total liabilities and shareholders’ equity		2 205 084	2 123 259

The accompanying notes are an integral part of these consolidated financial statements.

CABLEUROPA, S.A.U. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT AND LOSS FOR THE YEARS ENDED
DECEMBER 31, 2004, 2003 AND 2002

(In Euro thousand)

		Year ended December 31
	Note	2004	2003	2002

Revenues	19	443 372	358 587	253 438

Operating expenses

Cost of services	19	126 855	119 041	94 147
Selling, general and administrative expenses	19	163 180	152 675	172 415
Less costs capitalized as property and equipment	19	(19 078)	(15 247)	(28 938)
Broadcast rights amortization		1 002	4 247	5 736
Depreciation and amortization		100 839	102 485	98 303

Total operating expenses before net financial expense and goodwill amortization		372 798	363 201	341 663

Operating profit/ (loss)		70 574	(4 614)	(88 225)

Amortization of goodwill		(10 229)	(13 390)	(13 434)
Net financial expense	19	(104 005)	(130 248)	(96 761)

Loss from ordinary activities		(43 660)	(148 252)	(198 420)

Net extraordinary income / (expense)	19	(61 191)	298 260	(171 763)

Profit / (loss) before income tax and minority interests		(104 851)	150 008	(370 183)

Income tax (charge) / credit	18	21 475	(52 989)	174 723

Profit / (loss) before minority interests		(83 376)	97 019	(195 460)

Loss attributed to minority interests		2 197	—	818

Net profit / (loss) for the year		(81 179)	97 019	(194 642)

The accompanying notes are an integral part of these consolidated financial statements.

CABLEUROPA, S.A.U. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In Euro thousand, except number of shares data)

	Number of shares	Common stock	Share premium	Accumulated deficit	Net profit / (loss) for the year	Total

Balance, December 31, 2002	484 662 719	484 663	337 746	(411 565)	(194 642)	216 202

Transfer of 2002 net loss	—	—	—	(194 642)	194 642	—
Net profit for the year	—	—	—	—	97 019	97 019

Balance, December 31, 2003	484 662 719	484 663	337 746	(606 207)	97 019	313 221

Capital increase	406 505 210	406 505	—	—	—	406 505
Transfer of 2003 net profit	—	—	—	97 019	(97 019)	—
Net loss for the year	—	—	—	—	(81 179)	(81 179)

Balance, December 31, 2004	891 167 929	891 168	337 746	(509 188)	(81 179)	638 547

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

The Group, which operates under the brand name of “ONO”, is mainly comprised of cable multiservice operators that own their corresponding licenses and concessions for the provision of different telecommunications, cable television, media and other services.

Cableuropa, S.A.U. was incorporated on June 2, 1992. It is domiciled at Edificio Belagua, calle Basauri 7-9, 28023, Urbanización La Florida, Madrid (District of Moncloa-Aravaca), Spain.

The companies composing the Group are the following:

Cable multiservice operators:

Company Name	Head office location	Direct and indirect ownership (%) December 31, 2003	Direct and indirect ownership (%) December 31, 2004	Date franchise awarded	Franchise area

Cableuropa, S.A.U	Madrid	n/a	n/a	01/14/98	Albacete (City	)
				07/31/97	Cádiz (City	)
				05/28/98	Huelva (City	)
				11/13/97	Mallorca (Island	)
				08/07/98	Cantabria
				02/26/98	El Puerto de Santamaria
				12/31/98	Sanlúcar de Barrameda
				08/07/98	Region of Andalucia IV
				07/23/03	Castilla La Mancha
				11/13/97	Region de Murcia

Mediterránea Sur Sistemas de Cable, S.A.U.	Alicante	97.83	100.00	08/07/98	Comunidad Valenciana Sur

Mediterránea Norte Sistemas de Cable, S.A.U.	Castellón	97.83	100.00	08/07/98	Comunidad Valenciana Norte and Torrente

Valencia de Cable, S.A.U.	Valencia	98.13	100.00	10/21/97	Valencia (City	)

Other subsidiaries:

Company Name	Head office location	Direct and indirect ownership (%) December 31, 2003	Direct and indirect ownership (%) December 31, 2004

Univertel Comunicaçôes Universais, S.A. (1)	Portugal	100.00	100.00
NSEC International, B.V. (1)	Netherlands	100.00	100.00
Madrid Sistemas de Cable, S.A. (2)	Madrid	74.00	74.00
Sevilla Sistemas de Cable, S.A. (2)	Sevilla	74.00	74.00

(1)                                  Companies with no activity.

(2)                                  Companies with no activity, excluded from the consolidation and fully provided for as of December 31, 2004 and 2003.

Given the current available sources of funding, and subject to there being no material changes in the Group’s operations or in the operating environment, the Group has enough financing to fund its current planned network buildout, working capital requirements and expected operating losses, through to the time when it expects to achieve positive cash-flow (see note 25 subsequent events).

2.                                      Basis of presentation

The consolidated financial statements and the accompanying notes are prepared in accordance with generally accepted accounting principles in Spain (“Spanish GAAP”), which present the information required under Spanish Corporate Law.

Certain accounting practices applied by the Group that conform with generally accepted accounting principles in Spain may not conform with generally accepted accounting principles in the United States (“US GAAP”). A description of differences and a reconciliation of consolidated net result and shareholders’ equity from Spanish GAAP to US GAAP is set forth in Note 27. The financial statements have been reformatted from the original Spanish statutory financial statements presentation and include certain additional disclosures in order to conform more closely to the form and content of financial statements required by the US Securities and Exchange Commission.

The figures in these consolidated financial statements are expressed in thousand of euro unless otherwise stated.

a)                                      True and fair view

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

b)                                     Consolidation principles

These consolidated financial statements have been prepared applying the acquisition method.

These consolidated financial statements are based on the financial statements of each of the Group companies as of December 31, 2004. The results of operations of companies acquired or sold have been included since or until the date of acquisition or sale, as appropriate.

c)                                      Groupings of items

The consolidated financial statements are presented in a summarized form. When appropriate, an analysis is provided in the relevant note to the financial statements.

d)                                     Uniformity

To facilitate a uniform presentation of the items included in the consolidated financial statements, the parent company’s accounting principles and standards have been applied to all the consolidated companies.

e)                                      Comparability

The following changes in estimations and classifications in 2004 should be considered when comparing information:

•                                          Re-estimation of the useful lives of certain network assets (ducts and switching equipments). See note 3.h.

•                                          Change in the amortization period of the deferred expenses related to certain Notes issuances as consequence of the re-estimation of the expected life of such Notes. See note 3.j.

•                                          Change in the classification of the expenses related to fiber, circuits and duct renting. In 2004 they are classified as Cost of services whereas in previous years they were shown under Other expenses. For comparative purposes, euro 13.4 million have been reclassified from “Other expenses” to “Cost of services” in the 2003 consolidated statement of profit and loss.

•                                          Change in the accounting criteria for the depreciation of start-up costs applied in 2002 and described in note 3.f.

3.                                      Accounting policies

a)                                      Goodwill

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

Goodwill is amortized on a straight-line basis over 20 years as this is considered to be the estimated payback period for the investments concerned.

b)                                     Balances and transactions between consolidated companies

All significant balances and transactions between consolidated companies are eliminated in the consolidation process.

c)                                      Minority interests

Third party holdings in the common stock, reserves and results of the consolidated subsidiaries are recorded under Minority interests in the consolidated balance sheet and under Loss attributed to minority shareholders in the consolidated statements of profit and loss, respectively, up to the limit of their contributions.

d)                                     Foreign exchange rate options

Foreign exchange rate options are stated at the lower of acquisition cost or market value of the premium cost at the balance sheet date.

e)                                      Inventories

Inventories, included under the caption “Other current assets”, are stated at their weighted average acquisition cost and mainly correspond to customer premise equipment and broadcast rights to be used within one year, which are amortized on a straight-line basis.

f)                                        Start-up costs

Start-up costs mainly include leasehold improvements and cost related to capital increases, as well as other related legal and registration costs.

All capitalized start-up costs are amortized on a straight-line basis over a period of 5 years.

Up to 2002, the Group booked costs incurred during the prematurity period as start-up costs. The Group considered the prematurity period as the period in which network construction increases faster than the company's commercial operations. Cable multiservice operations have a significant portion of idle capacity during the early years of operations, as substantial completion of the network construction is needed before commercial launch of services.

As a consequence of the changes occurring in the telecommunications sector, as well as changes in the circumstances of the Group, particularly at the end of year 2002, and considering the Group's intention to converge over time with International Financial Reporting Standards, the Group modified the accounting criteria related to the capitalization of start-up costs during the year 2002, writing them off completely. This change in accounting criteria resulted in an extraordinary charge of euro 139.9 million in 2002.

g)                                     Intangible assets

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

Franchise acquisition costs are amortized on a straight-line basis over 25-years.

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

h)                                     Tangible assets

Tangible assets are stated at cost. Additions, replacements, installation costs and major improvements that increase productivity, capacity or efficiency or that extends the economic life of the assets are capitalized. Costs for normal repairs and maintenance are charged to the statement of profit and loss as incurred.

When tangible assets are retired or otherwise disposed of, the related asset and accumulated depreciation accounts are adjusted accordingly.

Estimated useful lives of tangible assets are shown below:

Years

Network and technical equipment	10 to 35
Customer premise equipment	6 to 7
Computer hardware	4 to 5
Other tangible assets	5 to 13

During 2004, the Group has analyzed the estimated useful lives of the tangible assets with the purpose of adapting them to the industry and actual technological situation. The main changes in the useful lives of certain network assets are as follows:

	2004	2003

Duct	35	20-25
Switching equipments	10-15	15-25

The effect of this change in the useful lives has implied a reduction in the amortization expense in 2004 amounting to Euro 13.4 million.

The Group evaluates the carrying value of all assets whenever events or circumstances indicate the carrying value of assets may exceed their recoverable amounts. An impairment loss is recognized when the estimated future cash flows expected to result from the use of an asset are less than the carrying value of the asset.

i)                                         Financial assets

This caption mainly includes tax credits that have been recognized by the Group companies in their financial statements. Tax credits are accounted for as financial investments when they are expected to be recovered beyond one year.

Tax credits expected to be recovered within one year, if any, are presented as Accounts receivable.

j)                                         Deferred expenses

Costs related to the issuance of debt and certain other financial arrangements are deferred and amortized over the life of the related debt on a straight-line basis, which approximates the costs that would be incurred under the effective interest method.

In June 2004 the Group re-estimated the expected life of the debt related to bonds issuances and, accordingly, reduced the period over which the related deferred expenses are amortized. This change has result in a euro 6.2 million extraordinary loss in 2004.

Had the life of this debt not been changed, the deferred expenses balance would have been euro 8 million higher as of December 31, 2004 as a result of the euro 6.2 million extraordinary expense referred to above and the lower amortization of euro 1.8 million that would have been accrued from June 30 to December 31, 2004.

k)                                      Short and long term liabilities

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

l)                                         Cross-currency swaps

Transactions aimed to eliminate or significantly reduce exchange rate risks on asset and liability positions are treated as hedging transactions. The gains or losses arising during the life of these transactions are accrued and taken to the statement of profit and loss together with the related gains or losses on the hedged assets or liabilities.

Transactions which are not assigned to hedge exchange rate risks are not treated as hedging transactions. In transactions of this kind, the differences in market price are recorded when the transactions are finally settled. However, if potential losses are anticipated at year-end, the related provisions are recorded with a charge to the consolidated statement of profit and loss.

m)                                   Share based compensation plan

The Group adopted a phantom stock option plan (the “Phantom Plan”), which provides eligible employees, ex-employees, directors and former directors with the right, subject to vesting, to receive the difference between the market value of certain number of shares of Cableuropa, S.A.U. (the Group’s parent company) or shares of Grupo Corporativo ONO, S.A. (the sole shareholder of Cableuropa, S.A.U.) as estimated by the Board of Directors and their exercise price. The maximum period to exercise the options is 10 years from the granting. The liability, if any, under the Phantom Plan is estimated annually. Changes in the value of the options, if any, would be recognized in the statement of profit and loss.

n)                                     Transactions and balances denominated in foreign currencies

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

o)                                     Corporate income tax

Corporate income tax expense (or income) is calculated based on the reported profit or loss as adjusted for permanent differences between reported and taxable consolidated profit or loss, and the effects of any deductions. Deferred tax assets and liabilities arising from timing differences in the recognition of income and expense for accounting and tax purposes are recorded in the consolidated balance sheet until the underlying timing differences reverse, if the deferred tax assets are expected to be realized within a ten year period from the date on which they were generated.

p)                                     Income and expenses

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

4.                                      Short term investments

Euro thousand
	2004	2003

Short term investments in subsidiaries (1)	2 202	2 202
Margin calls under swap agreements	—	19 556
Option	—	4 349
Other short term investments	9 475	5 197
Provisions	(2 202)	(6 551)

Total short term investments, net	9 475	24 753

(1) Investments in Madrid Sistemas del Cable, S.A. and Sevilla Sistemas del Cable, S.A. are excluded from consolidation and fully provided for as of December 31, 2004 and 2003.

a)                                      Margin calls under swap agreements

According to the swap agreements subscribed in prior years, under certain circumstances the Group was committed to advance margin calls to its swap counterparties.

As of December 31, 2003 the balance of margin calls made amounted to euro 19.6 million. The agreements expired in April 2004 and therefore the advance payments were cancelled (see note 13).

b)                                     Option

In June 2003 the Group purchased a euro call / USD put option with the strike at USD 1.1729 per euro 1.00 on April 29, 2004 to cap the potential cash loss that the Group could face on maturity of the cross-currency swap agreements. As of December 31, 2003 the remaining portion of the option was euro 4.3 million, which was fully provided for according to its market value. In April 2004 this option was paid off on maturity (see note 13).

c)                                      Other short term investments

It mainly comprises short term cash deposits as guarantee of part of the state subsidies (see note 11.e).

5.                                      Accounts receivable

	Euro thousand
	2004	2003

Receivables from related parties (see note 20)	1 995	841
Accounts receivable and other debtors	46 866	57 242
Tax receivables (see note 18)	18 524	25 228

Less: Allowance for doubtful accounts	(13 243)	(30 451)

Total accounts receivable, net	54 142	52 860

6.                                      Start-up costs

	Euro thousand
	Balance at 12.31.2002	Additions	Amortizations	Disposals	Balance at 12.31.2003

Leasehold improvements, net	9 093	1 603	(4 127)	(768)	5 801
Stock issuance costs, net	4 673	4	(1 698)	(13)	2 966

Total start-up costs	13 766	1 607	(5 825)	(781)	8 767

	Euro thousand
	Balance at 12.31.2003	Additions	Amortizations	Disposals	Balance at 12.31.2004

Leasehold improvements, net	5 801	1 075	(3 110)	—	3 766
Stock issuance costs, net	2 966	5 876	(2 104)	(276)	6 462

Total start-up costs	8 767	6 951	(5 214)	(276)	10 228

7.                                      Intangible assets

	Euro thousand
	Balance at 12.31.2002	Additions	Disposals	Transfers	Balance at 12.31.2003

Cost

Goodwill	128 248	—	—	260	128 508
Franchise acquisition costs	11 955	173	—	—	12 128
Broadcast rights	3 682	2 286	(5 968)	—	—
Computer software	32 393	3 289	(60)	—	35 622
Finance leases	6 309	—	—	(4 647)	1 662
Other intangible assets	1 113	7	(240)	—	880

Total cost	183 700	5 755	(6 268)	(4 387)	178 800

Amortization

Goodwill	(13 453)	(6 445)	—	(260)	(20 158)
Franchise acquisition costs	(6 448)	(273)	298	(145)	(6 568)
Computer software	(20 539)	(6 187)	13	—	(26 713)
Finance leases	(3 127)	(1 710)	—	3 357	(1 480)
Other intangible assets	(759)	(135)	48	145	(701)

Total amortization	(44 326)	(14 750)	359	3 097	(55 620)

Provisions	—	(1 737)	—	—	(1 737)

Total intangible assets, net	139 374	(10 732)	(5 909)	(1 290)	121 443

Euro thousand
	Balance at 12.31.2003	Additions	Disposals	Transfers (notes 8 and 10)	Balance at 12.31.2004

Cost

Goodwill	128 508	—	—	64 826	193 334
Franchise acquisition costs	12 128	—	—	—	12 128
Computer software	35 622	7 130	—	—	42 752
Finance leases	1 662	1 911		(1 662)	1 911
Other intangible assets	880	—	—	—	880

Total cost	178 800	9 041	—	63 164	251 005

Amortization

Goodwill	(20 158)	(9 563)	—	(9 989)	(39 710)
Franchise acquisition costs	(6 568)	(280)	—	—	(6 848)
Computer software	(26 713)	(4 326)	—	—	(31 039)
Finance leases	(1 480)	(264)	—	1 603	(141)
Other intangible assets	(701)	(110)	—	—	(811)

Total amortization	(55 620)	(14 543)	—	(8 386)	(78 549)

Provisions	(1 737)	—	—	—	(1 737)

Total intangible assets, net	121 443	(5 502)	—	54 778	170 719

As at December 31, 2004 there were fully depreciated intangible assets, with an acquisition cost of euro 29.1 million (euro 18.0 million as at December 31, 2003), mainly corresponding to computer software.

a)                                      Goodwill

From 2001, the Group has carried out a corporate reorganization resulting in different mergers of Cableuropa, S.A.U. and certain of its wholly owned subsidiaries. Each of these mergers required the registration of a public deed for the transaction. As these mergers were vertical mergers, there were no capital increases in the acquiring company.

The companies merged with Cableuropa in each of the four merger processes were as follows:

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

October 1, 2004 (with accounting effects January 1, 2004): Region de Murcia de Cable, S.A.U.

b)                                     Finance leases

		Euro thousand
				Installments paid in year		Installments
			Purchase		2003 and	outstanding at
	Term	Cost	option value	2004	prior	12.31.2004
Computer hardware	24/36 months	1,911	24	224	—	1,860

8.                                      Tangible Assets

	Euro thousand
	Balance at 12.31.2002	Additions	Transfers	Disposals	Balance at 12.31.2003
Cost
Network and technical equipment	1,246,633	60,261	144,731	(13,829)	1,437,796
Computer hardware	37,793	3,261	4,733	(495)	45,292
Other tangible assets	17,536	158	(169)	(1,639)	15,886
Total operating tangible assets	1,301,962	63,680	149,295	(15,963)	1,498,974
Payments on account and assets in course of construction	63,769	134,918	(144,547)	(717)	51,423
Total cost	1,365,731	198,598	4,748	(18,680)	1,550,397

Amortization

Network and technical equipment	(103,375)	(72,398)	(101)	2,801	(173,073)
Computer hardware	(18,552)	(8,019)	(3,357)	362	(29,566)
Other tangible assets	(5,127)	(1,430)	—	319	(6,238)

Total accumulated amortization	(127,054)	(81,847)	(3,458)	3,482	(208,877)

Provisions	(36,281)	(12,829)	—	2,733	(46,377)

Total tangible assets, net	1,202,396	103,922	1,290	(12,465)	1,295,143

	Euro thousand
	Balance at 12.31.2003	Additions	Transfers	Disposals	Balance at 12.31.2004
Cost
Network and technical equipment	1,437,796	45,145	184,004	(8,141)	1,658,804
Computer hardware	45,292	3,102	1 662	(200)	49,856
Other tangible assets	15,886	251	—	(59)	16,078
Total operating tangible assets	1,498,974	48,498	185,666	(8,400)	1,724,738
Payments on account and assets in course of construction	51,423	174,985	(184,004)	—	42,404
Total cost	1,550,397	223,483	1,662	(8,400)	1,767,142

Amortization
Network and technical equipment	(173,073)	(72,464)	—	2,096	(243,441)
Computer hardware	(29,566)	(7,448)	(1,603)	23	(38,594)
Other tangible assets	(6,238)	(1,170)	—	35	(7,373)

Total accumulated amortization	(208,877)	(81,082)	(1,603)	2,154	(289,408)

Provisions	(46,377)	(23,646)	—	6,711	(63,312)

Total tangible assets, net	1,295,143	118,755	59	465	1,414,422

The Group has in place insurance policies to cover potential risks affecting its tangible assets used in operations.

As a consequence of the decision to launch digital TV services in 2003, as at December 31, 2002 analog set top boxes, with an original cost of euro 42.8 million, were fully depreciated, resulting in a euro 32 million charge to the statement of profit and loss.

In 2003, provisions of euro 12.8 million were recorded mainly to cover the expected technical obsolescence of certain assets included under Network and technical equipment.

In 2004, provisions of euro 23.6 million have been recorded mainly to cover non-operating items and not in use assets placed outside of the Group’s franchise areas.

In addition to assets described above, as at December 31, 2004 there are other fully depreciated tangible assets with an original cost of euro 15.3 million (euro 8.4 million as at December 31, 2003), mainly corresponding to Computer hardware.

As of December 31, 2004 and 2003 the Group had outstanding firm purchase orders with its main equipment and construction suppliers for euro 26.5 million, and euro 24.8 million, respectively.

9.                                      Financial assets

	Euro thousand
	Balance at 12.31.2002	Additions	Disposals	Transfers	Balance at 12.31.2003

Net tax credits (note 18)	243,632	4,507	(3,114)	—	245,025
Tax balance with related parties (1)	—	12,772	—	—	12,772
Non-cash deferred tax assets(2)	68,802	—	(69)	3,696	72,429
Other financial investments	1,310	2	—	—	1,312

	313,744	17,281	(3,183)	3,696	331,538

(1) Balance receivable from Grupo Corporativo ONO, S.A. in relation to tax credits arising from tax consolidation in 2003 (note 20).

(2) Offsets the non-cash deferred tax liabilities in note 14.

	Euro thousand
	Balance at 12.31.2003	Additions	Disposals	Transfers	Balance at 12.31.2004

Net tax credits (note 18)	245,025	—	(2,269)	—	242,756
Tax balance with related parties (1)	12,772	23,744	—	—	36,516
Non-cash deferred tax assets(2)	72,429	—	(16,036)	—	56,393
Other financial investments	1,312	—	(20)	—	1,292

	331,538	23,744	(18,325)	—	336,957

(1) Balance receivable from Grupo Corporativo ONO, S.A. in relation to tax credits arising from tax consolidation in 2003 (note 20).
(2) Offsets the non-cash deferred tax liabilities in note 14.

10.                               Goodwill on consolidation

	Euro thousand
	Balance at 12.31.2002	Additions	Transfers (note 7)	Balance at 12.31.2003

Companies
Valencia de Cable, S.A.U.	66,380	—	—	66,380
Región de Murcia de Cable, S.A.U.	64,826	—	—	64,826
Mediterránea Norte Sistemas de Cable, S.A.U.	56,072	—	—	56,072
Mediterránea Sur Sistemas de Cable, S.A.U.	79,377	—	—	79,377
NSEC, B.V.	1,148	—	—	1,148
Univertel Comuniçacôes Universais, S.A.	878	—	—	878
Merlín Servicios Portadores, S.A.U.	260	—	(260)	—

Total Cost	268,941	—	(260)	268,681

Less amortization	(28,254)	(13,390)	260	(41,384)

Provision	(754)	—	—	(754)

Total goodwill, net	239,933	(13,390)	—	226,543

	Euro thousand
	Balance at 12.31.2003	Additions	Transfers (note 7)	Balance at 12.31.2004

Companies
Valencia de Cable, S.A.	66,380	2,289	—	68,669
Región de Murcia de Cable, S.A.	64,826	—	(64,826)	—
Mediterránea Norte Sistemas de Cable, S.A.	56,072	3,108	—	59,180
Mediterránea Sur Sistemas de Cable, S.A.	79,377	4,184	—	83,561
NSEC, B.V.	1,148	—	—	1,148
Univertel Comuniçacôes Universais, S.A.	878	—	—	878

Total Cost	268,681	9,581	(64,826)	213,436

Less amortization	(41,384)	(10,229)	9,989	(41,624)

Provision	(754)	—	—	(754)

Total goodwill, net	226,543	(648)	(54,837)	171,058

Transfers from goodwill on consolidation to intangible assets result from the merger processes described in note 7.

Additions recorded in 2004 are related with the capital increase of October 14, 2004 described in note 16.a.

11.                               Short and long term debt

The detail of short and long term debt as at December, 31 2003 was as follows:

		Euro thousand
Type of debt	Average interest rate %	Maximum available as at 12.31.03	2004	2005	2006	2007	2008	Subsequent years	Total debt	Accrued interest expenses

Debt with credit entities
Senior bank facility	5.82	675,000	—	—	—	245,246	269,754	—	515,000	4,841
VAT facility	3.37	8,500	8,180	—	—	—	—	—	8,180	27
La Caixa loan	3.30	1,654	1,654	—	—	—	—	—	1,654	24
Leasing	4.74	—	181	—	—	—	—	—	181	—
Other credit facilities	3.48	37,600	5,597	—	—	—	—	—	5,597	24

Total debt with credit entities			15,612	—	—	245,246	269,754	—	530,612	4,916

Other debts
Debt related to Notes issues			—	—	—	—	—	410,427	410,427	20,009
State subsidies			689	3,703	5,315	5,315	5,170	5,957	26,149	—
Total other debts			689	3,703	5,315	5,315	5,170	416,384	436,576	20,009
Total short and long term debt			16,301	3,703	5,315	250,561	274,924	416,384	967,188	24,925

The detail of short and long term debt as at December, 31 2004 is as follows:

		Euro thousand
Type of debt	Average interest rate %	Maximum available as at 12.31.04	2005	2006	2007	2008	2009	Subsequent years	Total debt	Accrued interest expenses

Debts with credit entities
Senior bank facility	4.97%	750,000	—	70,000	305,000	270,000	—	—	645,000	259
La Caixa loan	3.00%	559	559	—	—	—	—	—	559	8
Leasing			515	515	515	316	—	—	1,861	—
Other credit facilities	3.13%	30,500	26,101	—	—	—	—	—	26,101	167

Total debt with credit entities			27,175	70,515	305,515	270,316	—	—	673,521	434

Other debts
Debt related to Notes issues			—	—	—	—	—	456,547	456,547	15,009
State subsidies			3,579	5,191	6,995	6,781	6,091	5,378	34,015	—
Total other debts			3,579	5,191	6,995	6,781	6,091	461,925	490,562	15,009
Total short and long term debt			30,754	75,706	312,510	277,097	6,091	461,925	1,164,083	15,443

(a)                                  Senior bank facility

In August 2001, the Group entered into a senior secured bank facility with a series of banks, to provide financing of up to euro 800 million. This facility was subsequently amended in February 2003, reflecting, among other aspects, the reduction of the facility from euro 800 million to euro 750 million. The maturity date of the senior bank facility is December 31, 2008.

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

Guarantees

As security for the senior bank facility, the lenders thereunder have been granted a first-ranking security interest in:

•                                          Shares of Cableuropa, S.A.U. and Cableuropa’s shares in the rest of the borrowers; and

•                                          Tangible assets of the borrowers to the extent that this can be granted, including material contracts, intra-group loans, bank accounts, insurance policies, and intellectual property.

The borrowers jointly and severally guaranteed all amounts owed under the senior bank facility on a senior basis.

This facility has been replaced by a new bank agreement in February 2005 (see note 25 Subsequent events).

(b)                                 Value added tax discounting facility (“VAT facility”)

In June 2003, the Group entered into a VAT discounting facility with a group of Spanish institutions. VAT refunds in Spain are received after the end of the year for which the VAT refund has been generated and paid. The VAT discounting facility allows the Group access to VAT refunds at an earlier time. The facility is secured by a pledge over the VAT receivables from the Spanish tax authorities and over the bank account to which those refunds are to be credited.

As of December 31, 2003 the Group had borrowed euro 8.2 million under the facility. As of December 31, 2004 all the amounts borrowed have been refunded once the corresponding amounts have been collected from the Spanish tax authorities.

(c)                                  Other credit facilities

The Group has a series of short term credit lines, with different credit entities, which usually bear interest at EURIBOR plus a margin.

(d)                                 Debt related to Notes issues

Debt related to Notes issues corresponds to the multi borrower credit facilities between the Group and ONO Finance, PLC (the issuer) in relation to the Notes issued by the latter.

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

Since May, 1999, ONO Finance, PLC has issued 7 different tranches of securities in the form of Senior Subordinated Notes (the “Notes”), which are listed on the Luxembourg stock exchange.

Detail of outstanding Notes as of December 31, 2004 is a follows:

Issue date	Number of Notes	Face value per Note	Annual coupon	Maturity

30 June 2000	113,702	1,000 EURO	14%	15 July 2010
9 February 2001	58,920	1,000 USD	14%	15 February 2011
9 February 2001	8,038	1,000 EURO	14%	15 February 2011
7 May 2004	180,000	1,000 EURO	10.5%	15 May 2014
7 May 2004	100,000	1,000 EURO	floating rate (1)	15 May 2014

(1)                                  Euribor 3m + 8.5%

All coupons are payable semi-annually except for the floating rate Notes due in 2014 which are payable quarterly.

The Notes mature 10 years after each issue, but the issuer has the right, at its own discretion, to repay them in advance, subject to certain conditions, from the fifth anniversary of their issue except for the floating rate Notes due in 2014 which can be repaid in advance, subject to certain conditions, from the second anniversary of their issue.

Multi borrower credit facilities (MBCF)

In connection with, and on the same date of, each of ONO Finance, PLC’s Notes issues, Cableuropa, S.A.U. and the Group’s other cable multiservice operators, as borrowers and guarantors and ONO Finance, PLC as lender, entered into multi borrower credit facilities agreements, to transfer the Notes proceeds to the guarantors, in return for the guarantors agreeing to reimburse ONO Finance, PLC with:

•                                          the total face value of the Notes at their maturity, being the issue value of the Notes plus a management and reimbursement fee (“MRF”), that matches the Notes discounts, to be paid at maturity, and

•                                          enough interest to cover coupon payments on the Notes plus a margin.

Cancellation in 2003 of MBCF related to the Notes

In February 2003 Grupo Corporativo ONO, S.A. sold Notes acquired in 2002 to the Group.

The Group transferred the Notes to ONO Finance, PLC in exchange for a reduction in the amounts owed under the multi borrower credit facilities.

The cancellation of the Notes and the amendment to the multi borrower credit facilities generated an extraordinary gain which is included under the caption “Net extraordinary income” of the 2003 consolidated statement of profit and loss.

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

Debt refinancing related to the Notes issued in 2004

During the second quarter of 2004 and as part of a refinancing process, ONO Finance PLC presented a tender offer in the open market in order to purchase 2009 and 2011 Notes. This purchase would be financed with the proceeds obtained from the 2014 Notes.

ONO Finance issued new Notes due 2014 totalling euro 280 million (“the 2014 Notes”), of which euro 180 million are fixed rate notes, accruing interest at 10.5% per annum and euro 100 million are floating rate notes, accruing an interest equivalent to 3-month Euribor plus 8.5% per annum.

In line with these transactions, the Group entered into various Notes Proceeds Loans (“NPL’s”) with ONO Finance pursuant to which ONO Finance lent the proceeds of the 2014 Notes to the Group, in return for the Group agreeing to reimburse ONO Finance with:

•              the total face value of the Notes at their maturity, and

•              enough interest to cover coupon payments on the Notes plus a margin

The Group used these funds to cancel part of the MBCF in an amount proportional to the 2009 and 2011 Notes tendered and redeemed by ONO Finance.

The cancellation of these Notes generated an extraordinary expense which is included under the caption “Net extraordinary expense” of the 2004 consolidated statement of profit and loss.

		Euro thousand
Due	Currency	Cancelled MBCF	Exchange differences	Deferred expenses cancelled	Cost	Extraordinary expense

2009	Euro	44,483	—	2,097	47,526	5,140
2009	USD	63,379	6,160	3,612	67,737	1,810
2011	Euro	104,015	—	12,178	120,620	28,783
2011	USD	20,469	6,185	3,502	23,734	582

		232,346	12,345	21,389	259,617	36,315

In June 2004, ONO Finance PLC purchased and cancelled all the outstanding 2009 Notes. Cableuropa, S.A.U. and its subsidiaries cancelled the related multi borrower credit facilities.

The cancellation of these Notes generated an extraordinary expense which is included under the caption “Net extraordinary expense” of the 2004 consolidated statement of profit and loss.

		Euro thousand
Maturity	Currency	Cancelled MBCF	Exchange differences	Deferred expenses cancelled	Cost	Extraordinary expense

2009	EURO	1,145	—	85	1,219	159
2009	USD	14,365	1,379	772	15,299	327

		15,510	1,379	857	16,518	486

An analysis of the outstanding MBCF’s as at December 31, 2004, is a follows:

		Euro or USD thousand (as applicable)				Euro thousand (except interest rates)
Maturity	Currency	Principal	Issue Premium(1)	Repurchase premium(2)	Total debt	Total debt(3)	Coupon(4)	Accrued interest expenses

2010	EURO	113,702	—	7,959	121,661	121,661	14.010%	7,478
2011	USD	50,791	8,129	4,124	63,044	46,285	16.252%	3,317
2011	EURO	6,929	1,109	563	8,601	8,601	16.252%	432
2014	EURO	180,000	—	—	180,000	180,000	10.50%	2,417
2014	EURO	100,000	—	—	100,000	100,000	variable	1,365
						456,547		15,009

(1)                                  Registered as deferred expense and amortized on a straight-line basis during the estimated life of each contract.

(2)                                  Relates to the Group intention of canceling the 2010 and 2011 Notes in advance.

(3)                                  Notes nominated in USD have been converted applying the official exchange rate published by the ECB on December 31, 2004 of euro 1.00 = USD 1.3621.

(4)                                  Coupon payable on principal.

Refinancing of the outstanding 2010 and 2011 Notes

After the transactions referred to above, the Group has re-estimated the amortization period of the deferred expenses according to the new commitments signed in the new senior bank facility (see note 25), which establish the cancellation of the 2010 and 2011 Notes not later than December 31, 2006.

As a result, the Group has registered and extraordinary expense amounting to euro 6.2 million in the 2004 consolidated statement of profit and loss.

In line with the referred commitment, the Group has accounted for the liability related to the repurchase premium (7% of the face value) for euro 11.6 million in the 2004 consolidated balance sheet.

(e)                                  State Subsidies

Starting in 2001 and as part of each year’s Spanish Program for the Promotion of Technology Innovation (PROFIT), Cableuropa, S.A.U. obtained subsidies from the Spanish Ministry of Science and Technology to finance the development of certain technology innovation projects. These subsidies are characterized as long term loans maturing in five equal annual installments starting on the third anniversary of the grant. These loans bear no interest and the obligations thereunder are supported by bank guarantees and deposits (see note 4.c and 17).

These loans expire between 2005 and 2011.

12.                               Accounts payable

	Euro thousand
	2004	2003
Commercial Suppliers	105,175	100,283
Taxes and social security (see note 18)	14,419	13,484
Fixed asset suppliers	97,842	61,501
Fixed asset suppliers - related parties (see note 20)	31,698	28,764
Creditors - related parties (see note 20)	420	6,949
Other short term creditors	8,284	9,991
	257,838	220,972

13.                               Other current liabilities

	Euro thousand
	2004	2003
Cross-currency swaps	—	37,507
Other	17,507	13,995
	17,507	51,502

Cross-currency swaps

In May 2000 and July 2002, the Group entered into different cross-currency swap agreements to hedge part of its USD Notes related debt.

The 2000 swap agreements, modified in 2003, were entered to hedge 50% on the original Group’s 2009 USD Notes related debt on April 29, 2004.

In June 2003, in view of the significant appreciation of the euro against the USD, the Group purchased an euro call / USD put option.

On April 29, 2004 (the expiration date) the 2000 swap agreement and the euro call / USD put option were cancelled.

In July 2002, the Group entered into a further swap agreement (“the 2002 swap agreement”) to hedge 50% of the coupon payments on the 2011 USD Notes related debt until the first call date thereunder of February 2006. In June 2004, after the partial cancellation of the Notes performed during 2003 and 2004, the ineffective part of the hedge was sold to the counterparty banks.

14.                               Other long term liabilities

	Euro thousand
	2004	2003
Deferred income	20,598	36,864
Equity value certificates	25,462	25,462
Non-cash deferred tax liabilities (1)	56,393	72,429
Other	—	883
Total	102,453	135,638

(1)                                  Offset by the related non-cash deferred tax assets in note 9. See also note 18.

(a)                                  Deferred income

Deferred income as of December 31, 2004 mainly comprises the unrealized gains on exchange rate translation associated to the multi borrower credit facilities (see note 11).

(b)                                 Equity value certificates (EVCs)

Together with the issue of the 2009 Notes and the 2011 Notes, ONO Finance, PLC issued EVCs, which are guaranteed by Cableuropa, S.A.U.  The EVCs entitle their holders to receive cash under certain circumstances.

15.                               Provisions for commitments and contingencies

	Euro thousand
	Balance at 12.31.2003	Additions	Amounts used	Balance at 12.31.2004

Provision for discontinuing operations in Portugal	6,962	—	(3,334)	3,628
Other provisions for liabilities and charges	4,387	2,100	(902)	5,585

	11,349	2,100	(4,236)	9,213

(a)                                  Provision for discontinued operations in Portugal

In 2002 the Group had accounted for a provision to cover losses and contingencies derived from the decision of discontinuing operations in Portugal, amounting to euro 10.9 million. As of December 31, 2004 the provision amounts to euro 3.6 million.

(b)                                 Other provisions for liabilities and charges

Fidelity plan

In 2003 the Group launched an Incentive plan aimed to attract and retain certain key employees and directors. The eligible employees have the right, subject to certain conditions, to receive an extraordinary cash bonus after three years since granted. The accrued provision as of December 31, 2004 and 2003 amounts to euro 4.2 and 2.1 million, respectively.

Share-based compensation plan (Phantom Plan)

The Phantom Plan provides certain eligible employees and directors with the right, subject to vesting, to receive the difference between the fair value of certain number of shares of Cableuropa, S.A.U. or, in some instances, of Grupo Corporativo ONO, S.A. (in both cases estimated by their respective Board of Directors) and their exercise price.

Options granted under the Phantom Plan vest progressively in equal thirds on the 3.5, 4.5 and 5.5 anniversaries of the effective date of grant. The maximum period to exercise the options is 10 years from the date of grant.

A summary of the Phantom Plan is as follows:

	December 31, 2004
	Number of options	Weighted average exercise price (euro)

Outstanding at beginning of period	4 182 254	1,39
Granted during period	61 492	2,25
Cancelled during period	(877 637)	1,11

Outstanding at end of period	3,366,109	1,56

Vested at end of period	3,310,148	1,56

In 2002, as a result of the decrease in the fair value of the shares of Cableuropa, S.A.U. for the purposes of the Phantom Plan as determined by the Board of Directors of the Company, an extraordinary income of euro 16.7 million was recorded in the consolidated statements of profit and loss.

16.                               Shareholders’ equity

	Euro thousand (except number of shares)
	Number of shares	Common stock	Share premium	Accumulated deficit	Net profit / (loss) for the year	Total

Balance, December 31, 2002	484,662,719	484,663	337,746	(411,565)	(194,642)	216,202

Transfer of 2002 net loss	—	—	—	(194,642)	194,642	—
Net profit for the year	—	—	—		97,019	97,019

Balance, December 31, 2003	484,662,719	484,663	337,746	(606,207)	97,019	313,221

Transfer of 2003 net profit	—	—	—	97,019	(97,019)	—
Capital increases	406,505,210	406,505	—	—	—	406,505
Net loss for the year	—	—	—	—	(81,179)	(81,179)

Balance, December 31, 2004	891,167,929	891,168	337,746	(509,188)	(81,179)	638,547

(a)                                  Common stock

The common stock in Cableuropa, S.A.U. as at December 31, 2004 is 891,167,929 euros and consist of 891,167,929 fully subscribed and paid ordinary bearer shares with a par value of euro 1.00 each.

During 2004 two capital increases took place:

•                                          Capital increase through credit capitalization. On June 8, 2004 the decisions adopted by the sole shareholder of Cableuropa, S.A.U. on the Shareholders’ Meeting dated May 27, 2004 were registered.

This capital increase amounted to euro 398,464,210 and consisted of 398,464,210 fully subscribed ordinary shares with a par value of euro 1.00 each.

The subscription was performed through credit compensations against Cableuropa, S.A.U. owned by Grupo Corporativo ONO, S.A. The detail of the credits is as follows:

Credit	Date	Euro Thousand

Participative loan	January 31, 2002	100,000
Participative loan	March 30, 2002	200,000
Shareholder’s loan (note 20)	February 13, 2003	98,464

		398,464

•                                          Capital increase through shares contribution. On October 14, 2004 was registered the decision adopted by the sole shareholder of Cableuropa, S.A.U. on Shareholders’ Meeting dated September 23, 2004

This capital increase amounted to euro 8,041,000 and consisted of 8,041,000 fully subscribed and paid ordinary shares with a par value of euro 1.00 each.

The subscription was performed by the sole shareholder through the contribution of the following shares:

	Shares representative of	Face value (Euro)

Mediterránea Sur Sistemas de Cable, S.A.U.	2.165896%	974,653
Mediterránea Norte Sistemas de Cable, S.A.U.	2.16966%	976,347
Valencia de Cable, S.A.U.	1.87%	673,214

After this capital increase, Mediterránea Sur Sistemas de Cable, S.A.U., Mediterránea Norte Sistemas de Cable, S.A.U. and Valencia de Cable, S.A.U. became wholly owned subsidiaries of Cableuropa, S.A.U.

(b)                                 Shareholder

The sole shareholder of the Group’s parent company (Cableuropa, S.A.U.) as of December 31, 2004 is Grupo Corporativo ONO, S.A.

On January 2, 2002 the shares of Cableuropa, S.A.U. owned by Grupo Corporativo ONO, S.A. were pledged to secure the senior bank facility mentioned in note 11.a.

The shareholders of Grupo Corporativo ONO, S.A. as of December 31, 2004 were the following:

Shareholder	Voting Shareholdings %	Non voting Shareholdings %	Total ownership (%)

Spanish Telecommunications Limited, S.à.r.l.(1)	39.625	0.00	39.625
Cántabra de Inversiones, S.A.(2)	0.008	0.00	0.008
Capital Riesgo Global, SRC S.A.(2)	15.345	2.643	17.988
Val Telecomunicaciones, S.L.(3)	10.296	0.400	10.696
Ferrovial Telecomunicaciones, S.A.	8.342	1.245	9.587
Grupo Multitel, S.A.	8.318	0.217	8.535
GE Structured Finance, Inc.	0.00	2.818	2.818
Bas Capital Funding Corporation(4)	0.00	1.278	1.278
Capital Communications Cdpq, Inc	0.00	1.263	1.263
Sodinteleco, S.L.(5)	8.202	0.00	8.202

Total	90.136	9.864	100.00

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

(5)                                  Company which aggregates the main former shareholders of Retecal.

(c)                                  Reserves (accumulated losses) in companies consolidated by the acquisition method.

As of December 31, 2004 and 2003 the reserves (accumulated deficit) in companies consolidated by the acquisition method are as follows:

	Euro thousand
	Balance at 12.31.2003	Merger movements	Transfer of 2003 losses	Balance at 12.31.2004

Mediterránea Sur Sistemas de Cable, S.A.U.	75,560	—	(9,865)	65,695
Mediterránea Norte Sistemas de Cable, S.A.U.	66,228	—	(8,748)	57,480
Región de Murcia de Cable, S.A.U.(1).	58,511	(58,511)	—	—
Valencia de Cable, S.A.U.	86,162	—	(1,745)	84,417
Univertel Comunicaçôes Universais, S.A.	8,596	—	(2,850)	5,746
NSEC International, B.V.	(119)	—	—	(119)

	294,938	(58,511)	(23,208)	(213,219)

(1)                                  This company was merged with Cableuropa, S.A.U. with accounting effects from January 1, 2004.

(d)                                 Approved capital increases.

On November 25, 2003 the Shareholder’s meetings of four of the Group companies approved the reduction and subsequent increase of the share capital of these companies in order to reduce their cumulative losses, as shown in the table below:

	Euro thousand
		Capital increase
	Capital reduction	Capitalization of credits	Cash contributions	Total capital increase

Mediterránea Sur Sistemas de Cable, S.A.U.	(45,092)	44,025	975	45,000
Mediterránea Norte Sistemas de Cable, S.A.U.	(38,910)	44,024	976	45,000
Región de Murcia de Cable, S.A.U.(1).	(40,790)	24,985	—	24,985
Valencia de Cable, S.A.U.	(56,051)	35,327	673	36,000

(1)                                  This subsidiary was merged with Cableuropa, S.A.U. with accounting effects January 1, 2004

These transactions were completed on June 8, 2004.

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

The breakdown of the commitments under such performance bonds is set out below:

	Euro thousand
	2004	2003
Ministry of Science and Technology	27,457	41,911
City Councils and other organizations	9,124	7,853
	36,581	49,764

Due to the partial conversion of cable telecommunications licenses into telecommunications service licenses, the Group considers that it will be released from the need to provide a portion of these performance bonds within the short term.

Out of the euro 27.5 million guarantees to the Ministry of Science and Technology, as of December 31, 2004 euro 26.2 million correspond to bank guarantees for the repayment of the state subsidies described in note 11.e.

18.                               Tax situation

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

The parent company for tax consolidation purposes is Grupo Corporativo ONO, S.A. and the Group companies included in the tax group are:

•                                          Cableuropa, S.A.U.

•                                          Valencia de Cable, S.A.U.

•                                          Mediterránea Norte Sistemas de Cable, S.A.U.

•                                          Mediterránea Sur Sistemas de Cable, S.A.U.

(b)                                 Corporate Income Tax

Corporate income tax for the year is calculated based on book result before taxes obtained by the Group companies, as adjusted by permanent differences arising with respect to reported profit or loss, which is considered to be taxable income, less any tax credits or deductions.

The reconciliation of taxable and reported profit at December 31, 2004 is as follows:

	Euro thousand
	Increase	Decrease	Amount

Reported loss before taxes			(104,851)
Permanent differences:
(a) arising in individual companies	80,359	(26,009)	54,350
(b) arising from consolidation adjustments	13,827	(31,143)	(17,316)

Taxable loss			(67,817)

The estimated tax income for the year 2004 amounts to euro 23.7 million and is the result of applying a 35% tax rate to the taxable result. Additionally, an income tax expense of euro 2.3 million has been recorded in 2004 mainly in relation to 2003 tax losses.

(c)                                  The movement in deferred tax assets and deferred tax liabilities in 2004 is as follows:

	Euro thousand
					Income tax credit / (charge)		Receivable from related parties	Closing balance Long term assets
	Opening balance			Mergers	Previous years	Profit 2004
	Current	Long term	Total

Tax credit 2000	12,772	61,196	73,968	(3,970)	(2,261)	—	12,780	54,957
Tax credit 2001	—	132,816	132,816	(7,806)	—	—	—	125,010
Tax credit 2002	—	123,442	123,442	(4,260)	—	—	—	119,182
Tax credit 2004	—	—	—	—	—	23,736	23,736	—

Total Tax credits	12,772	317,454	330,226	(16,036)	(2,261)	23,736	36,516	299,149

Deferred tax liabilities 2000	—	(19,033)	(19,033)	3,970	—	—	—	(15,063)
Deferred tax liabilities 2001	—	(35,735)	(35,735)	7,806	—	—	—	(27,929)
Deferred tax liabilities 2002	—	(17,661)	(17,661)	4,260	—	—	—	(13,401)
Deferred tax liabilities 2004	—	—	—	—	—	—	—	—

Total deferred tax liabilities	—	(72,429)	(72,429)	16,036	—	—	—	(56,393)

Total net tax credit	12,772	245,025	257,797	—	(2,261)	23,736	36,516	242,756

(d)                                 Tax loss carry forwards

At December 31, 2004 the Group has the following tax loss carry forwards to be compensated by profits obtained in future years (without including those corresponding to 2004, shown in the table above):

Year	Euro thousand

1992	13
1993	207
1994	752
1995	3,105
1996	1,714
1997	4,070
1998	2,426
1999	42,871
2000	126,313
2001	366,415
2002	352,537
900,423

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

(e)                                  Taxes and social security

Short term balances between the Group and the tax authorities and Social Security as at December 31, 2004 and 2003 are as follows:

	Euro thousand
	2004	2003

Accounts receivable from the tax authorities and Social Security (see note 5)
VAT receivable	18,428	23,663
Withholdings and interim payments made	19	9
Others	77	1,556
	18,524	25,228
Accounts payable to the tax authorities and Social Security (see note 12)
VAT payable	10,918	10,829
Personal income tax withholdings payable	1,874	1,446
Social security payable	1,627	1,209
	14,419	13,484

The Group’s tax returns for most of the taxes to which it is liable are open to inspection for all years which have not become statute-barred. Group management does not expect any significant liabilities to arise in the event of an inspection of these years.

19.                               Income and expenses

(a)                                  Revenues

	Euro thousand
	2004	2003	2002

Residential services
Telephony	210,848	184,035	133,072
Television	103,990	83,032	62,336
Internet	89,588	62,299	39,056
Business and other services	38,946	29,221	18,974
	443,372	358,587	253,438

(b)                                 Cost of services

Direct cost of sales mainly includes programming, interconnection, connectivity and fiber, circuit and duct renting expenses.

(c)                                  Selling, general and administrative expenses

	Euro thousand
	2004	2003	2002

Wages and salaries	56,789	50,842	53,673
Employer’s Social Security contributions and other employee costs	18,424	17,001	15,586
Taxes other than income tax	5,122	5,262	4,490
Other operating expenses	82,845	79,570	88,861
	163,180	152,675	172,415

In 2004, 2003 and 2002, the Group’s average number of employees was as follows:

Professional category	2004	2003	2002

Executives	51	49	59
Technicians and middle management	1,438	1,413	1,366
Administrative staff	428	291	240
	1,927	1,753	1,665

An analysis of Other operating expenses is as follows:

	Euro thousand
	2004	2003	2002

Rental expenses	8,982	9,773	8,406
Professional services	17,161	17,863	25,571
Marketing and selling expenses	16,159	12,288	20,083
Other services	18,137	17,453	13,431
Provision for doubtful accounts	12,433	13,803	13,338
Supplies	5,908	5,339	4,981
Bank commissions	1,159	1,806	1,484
Insurance premiums	1,596	1,102	980
Other expenses	1,310	143	587
	82,845	79,570	88,861

(d)                                 Costs capitalized as property and equipment

The expenses associated with the development and construction of the Group’s networks are capitalized as an addition in the cost of the network. These expenses are recorded under the heading “Costs capitalized as property and equipment” in the consolidated statements of profit and loss.

(e)                                  Net Financial (expense) / income

	Euro thousand
	2004	2003	2002

Financial income:
Interest on fixed-income securities	423	242	649
EVC revaluation income (see note 14)	—	—	51,492
Exchange rate differences - gains	1,082	1,937	19,096
Other financial income	122	1,148	2,914

	1,627	3,327	74,151
Less financial expense:
Bank commissions	2,143	3,677	7,949
Amortization of deferred expenses	9,653	10,024	13,347
Interest on Debt related to notes issues	57,089	66,951	125,093
Interest on Senior Bank Facility	29,392	25,511	11,602
Interest on Shareholder’s loan	4,278	6,611	—
Loss on derivative instruments (see note 13)	—	17,647	—
Exchange rate differences - losses	2,081	1,509	9,167
Other financial expense	996	1,645	3,754

	105,632	133,575	170,912

Net financial expense	(104,005)	(130,248)	(96,761)

(f)                                    Net extraordinary income / (expense)

	Euro thousand
	2004	2003	2002

Extraordinary income:
Cancellation of the Notes (see note 11.d)	—	313,619	—
Reversal of allowance for commitments and contingencies	2,601	—	—
Application of the provision for phantom plan (see note 15.b)	—	—	16,660
Reversal of allowance for doubtful accounts	9,826	4,092	—
Other extraordinary income	6,333	3,185	353

	18,760	320,896	17,013
Less extraordinary expenses:
Cancellation of the Notes (see note 11.d)	36,801	—	—
Commitment for cancellation of the Notes	9,900	—	—
Change in amortization of deferred expenses related to Notes (note 11.d)	6,191	—	—
Loss on disposal of fixed assets	—	1,604	—
Write off and provision for depreciation of intangible assets	—	6,163	—
Write off and provision for depreciation of tangible asset	23 646	14,376	34,281
Write off of start-up costs (see note 3.f)	—	—	139,859
Provision for discontinued operations in Portugal (see note 15)	—	—	10,922
Other extraordinary expenses	3 413	493	3,714

	79,951	22,636	188,776

Net extraordinary income / (expense)	(61,191)	298,260	(171,763)

20.                               Balances and transactions with Group companies and related parties

The balances as at December 31, 2004 and 2003 with group companies and related parties and volumes of transactions carried out with them in 2004, 2003 and 2002 are set out below:

	Euro thousand
Balances	Accounts receivable (note 5)	Tax Balances (1)	Commercial suppliers (note 12)	Fixed assets suppliers (note 12)	Shareholder’s loan (note 16)	Interest payable (note 12)

Grupo Corporativo ONO, S.A.	83	36,516	—	—	—	—

Spanish Telecommunications Limited, S.à.r.l.	365	—	111	—	—	—

Unión temporal de empresas (2)	85	—	—	—	—	—

Grupo Multitel, S.A.	391	—	—	—	—	—

Retecal, S.O.T.C.Y.L, S.A.U.	1,071	—	49	—	—	—

Grupo Ferrovial	—	—	260	31,698	—	—

Total balances at 12.31.2004	1,995	36,516	420	31,698	—	—

Total balances at 12.31.2003	841	12,772	338	28,764	98,464	6,611

(1)               Balance in relation to tax consolidation since 2003, included under the caption “Financial assets” (see note 9) .

(2)               Valencia de Cable, S.A., Mediterranea Norte Sistemas de Cable, S.A. y Mediterranea Sur Sistemas de Cable, S.A., Unión temporal de empresas, Ley 18/1982.

	Euro thousand
Transactions	Services received	Services provided	Long term assets	Interest income	Interest expense

Grupo Corporativo ONO, S.A.	2,000	—	—	15	4 278
Retecal, S.O.T.C.Y.L, S.A.U.	166	—	—	—	—
Grupo Ferrovial	565	955	36 483	—	—

Total transactions in 2004	2,731	955	36 483	15	4 278

Total transactions in 2003	2,000	—	35,137	119	6,611

Total transactions in 2002	1,031	—	58,508	476	—

(a)                                  Balances and transactions with the sole shareholder Grupo Corporativo ONO S.A.

In addition to the shareholder’s and participative loan contracts capitalized in 2004 (see note 16) in 2002, the Group entered into a management contract with Grupo Corporativo ONO, S.A., its sole shareholder. The related fees amounted to euro 2 million both in 2004 and 2003.

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

(c)                                  Balances and transactions with Retecal, S.O.T.C.Y.L., S.A.U.

In October 2004 but with effects from March 2004, Retecal, S.O.T.C.Y.L., S.A.U. and Cableuropa, S.A.U. signed a technical and management agreement. The related fees amounted to euro 700 thousand in 2004.

In addition Cableuropa, S.A.U and Retecal provide services each other in the ordinary course of their business, mainly related to interconnection services.

21.                               Directors’ Remuneration

The amount accrued to members of the Board of Directors for fees and other remuneration totaled euro 0,4 million in 2004 (euro 1,2 million in 2003). In addition, at December 31, 2004 the members of the Board of Directors of Cableuropa, S.A.U. had been granted 4,637,037 options within the framework of the Phantom Plan (4,637,037 at December 31, 2003).

22.                               Director’s shareholdings, positions, functions and activities

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

Name	Name	Activity	% Participation	Position
Leopoldo Calvo-Sotelo y Bustelo	Grupo Corporativo ONO, S.A.	Cable Telecommunications	—	Member of the board of directors
Richard Alden	Grupo Corporativo ONO, S.A.	Cable Telecommunications		Chief Executive Officer
	Spanish Cable Holding, S.A.	Cable Telecommunications		Chief Executive Officer
Eugenio Galdón Brugarolas	Grupo Corporativo ONO, S.A.	Cable Telecommunications	—	Chairman
	Spanish Cable Holding, S.A.	Telecommunications holdings and advisory company	—	Chairman
	Grupo Multitel, S.A.	Telecommunications advisory company	3,49	Member of the board of directors
	Gestión de Programación Audiovisual, S.L.	Telecommunications advisory company	6,62	Member of the board of directors
	Cable Unión, S.L.	Telecommunications advisory company	1,69	—
	Multitel Holdings, S.L.	Telecommunications advisory company	100	Sole Administrator
	Multitel Consulting, S.A.	Telecommunications advisory company	100	Sole Administrator
	Val Telecomunicaciones, S.L.	Telecommunications holdings company	—	Member of the board of directors
	Multitel, S.à.r.l.	Holding Company	100	—
Nicolás Villén Jiménez	Cableuropa, S.A.U.	Cable Telecommunications	—	Member of the board of directors
Raimon Lindgren	Cableuropa, S.A.U	Cable Telecommunications	—	Member of the board of directors

Mr. Leopoldo Calvo Sotelo and Mr. Nicolás Villén declare to have non significant shareholdings in quoted companies with the same, analog or complementary activity to the one carried out by the Group.

The Directors not included on the table above have not declared to have any shareholding, position or function held in companies with the same, analog or complementary activity to the one carried out by the Group.

23.                               Auditors’ remuneration

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

	Euro thousand
	2004	2003

Audit services	183	196
Other audit services	405	154
	588	350

24.                               Environmental matters

The Group complies with the main applicable environmental legislation and has gradually put in place the necessary procedures to manage environmental risks and conduct the appropriate corrective measures to minimize the environmental impact of its operations.

The Group has adopted the appropriate procedures in relation with the environment protection according to the applicable laws. During 2004, the Group has not performed any environmental investment nor incurred in expenses to protect the environment. Accordingly, the Group considers that there is no significant contingency or potential liability in relation to environmental matters in 2004, therefore no provision has been accrued in this respect.

25.                               Subsequent events

a)                                      New senior bank facility

On February 9, 2005, Cableuropa, S.A.U. and Retecal Sociedad Operadora de Telecomunicaciones de Castilla y León, S.A.U. as borrowers and both companies and their subsidiaries as guarantors, entered into an agreement with a series of banks as arrangers of a senior bank facility to provide financing of up to euro1,250 million. The facility bears interest at Euribor plus a margin and its final maturity date is December 31, 2012.

The facility is intended to fund the refinancing of the former senior bank facilities of Cableuropa, S.A.U. and Retecal Sociedad Operadora de Telecomunicaciones de Castilla y León, S.A.U., the refinancing of certain bank guarantees counterguaranteeing part of Group’s subsidized financing and to fund the network construction, capital expenditure and working capital requirements in accordance with the agreed business plan.

b)                                     Corporate reorganization

On March 2 and 3, 2005 the project of the merger of Cableuropa, S.A.U. with the following companies was presented in the corresponding Mercantile Registers: Valencia de Cable, S.A.U., Mediterránea Norte Sistemas de Cable, S.A.U., Mediterránea Sur Sistemas de Cable, S.A.U., Retecal Sociedad Operadora de Telecomunicaciones de Castilla y León, S.A.U. and Retecal Interactiva, S.A.U. All these subsidiaries are, either directly or indirectly, 100% owned by Cableuropa S.A.U.

Prior to this transaction, Cableuropa, S.A.U. previously agreed on March 11, 2005 an increase of the share capital, that was fully subscribed by Grupo Corporativo ONO, S.A. through the contribution of 100% of the shares of Retecal Sociedad Operadora de Telecomunicaciones de Castilla y León, S.A.U. which in turn is the sole shareholder of Retecal Interactiva, S.A.U. As of the date of preparation of these consolidated financial statements, Cableuropa, S.A.U. is the sole shareholder of both companies.

26.                               Statements of source and application of funds for the years ended December 31, 2004, 2003 and 2002

	Euro thousand
Application of funds	2004	2003	2002

Funds absorbed by operations	—	137,406	134,261

Additions to:
Start up costs	6,951	1,607	13,243
Intangible assets	9,041	5,755	5,777
Tangible assets	223,948	198,598	252,873
Financial assets	—	5,020	—

Goodwill	9,581	—	—

Deferred expenses	11,899	3,352	5,242

Acquisition of Notes	276,135	143,815	—
Cancellation of debt related to Notes issued	839	—	—
Short term portion of long term debt	3,803	2,516	4,604
Application of deferred income	115	—	—
Application of provision for commitments	3,334	8,041	—

Total applications	545,646	506,110	416,000

Surplus of sources over application of funds (increase in working capital)	—	—	132,650

	Euro thousand
Sources of funds	2004	2003	2002

Funds provided by operations	96,686	—	—

Capital increase	8,041	—	—
Participative loans	—	—	300,000
Shareholder’s loan		98,464	—
Increase in long term debts	420,963	254,070	171,077
Increase in long term liabilities		3,627	—

Proceeds from disposal of tangible assets	—	9,314	5,610
Sale of financial assets	20	—	—
Short term portion of intangible assets		1,542	4,039

Short term portion of financial assets	—	—	67,928

Total sources	525,710	367,017	548,654

Excess of applications over sources of funds (reduction in working capital)	19,936	139,093	—

	Euro thousand
	2004		2003		2002
Change in working capital	Increase	Decrease	Increase	Decrease	Increase	Decrease

Cash	2,749	—	57	—	646	—
Short term investments	—	15,278	—	26,054	11,292	—
Accounts receivable	1,282	—	—	135,036	65,760	—
Other current assets	—	847	—	3,893	—	7,481
Contributions due from shareholders	—	—	—	—	—	2
Current liabilities	—	7,842	25,833	—	62,439	—
Total	4,031	23,967	25,890	164,983	140,137	7,483
Change in working capital	—	19,936	—	139,093	132,654	—

	Euro thousand
Sources generated / (applied to) operations	2004	2003	2002

Profit / (loss) attributable to the parent company	(81,179)	97,019	(194,642)
Loss attributable to minority shareholders	—	—	(818)

Amortization of fixed assets and start-up costs	100,839	102,422	98,303
Amortization of goodwill on consolidation	10,229	13,390	13,434
Amortization of deferred expenses	10,214	10,088	14,156

Write-off of start-up costs	276	781	139,859
Write-off and provision for intangible assets	—	6,163	—
Write-off and provision for tangible assets	23,646	14,376	34,281
Loss / (gain) on disposal of assets	—	1,545	—
Write-off of deferred expenses	7,120	—	—
Impairment of goodwill	—	—	754

Provision for Incentive Plan	2,100	2,100	—
Notes first call commitment	9,900	—	—
Effect of revaluation of Phantom Plan	—	—	(16,660)
Cancellation of provision for liabilities and charges	(902)	(2,726)	(1,371)
Provision for discontinuing operations in Portugal	—	—	10,922

Loss / (gain) from cancellation of debt related to the Notes	36,801	(352,540)	—
Capitalization of tax credit	(21,475)	—	(211,459)
Income tax balances	—	(12,774)	36,736
Exchange rate differences	—	(18,133)	(9,966)
Other long term financial loss	(883)	883	—
Other extraordinary expenses	—	—	3,714
Effect of revaluation of EVC	—	—	(51,492)
Changes in shareholding of subsidiaries	—	—	(12)

Total sources applied to operations	96,686	(137,406)	(134,261)

27.                               Differences between Spanish and US GAAP and other required disclosures

The consolidated financial statements of the Group are prepared in accordance with Spanish GAAP, which differ in certain material respects from US GAAP. A description of these differences and a reconciliation of net result and shareholders’ equity from Spanish GAAP to US GAAP are presented below.

I.                                         Reconciliation of shareholders’ equity and net profit / (loss)

Reconciliation of shareholders’ equity:

		Euro thousand
		At December 31, 2004	At December 31, 2003

Shareholders’ equity in accordance with Spanish GAAP		638,547	313,221
US GAAP adjustments:
Stock issuance costs, net	(a)	(6,462)	(2,966)
Foreign exchange deferred income	(b)	20,598	36,864
Valuation allowance on tax credits	(c)	(167,563)	(154,678)
Research and development costs	(d)	—	(21)
Capitalization of interest	(e)	28,632	27,475
Depreciation of tangible assets	(f)	(18,965)	(21,325)
Goodwill	(g)/(h)	256,878	239,222
Derivative financial instruments	(i)	(2,781)	(5,114)
Provision for discontinued operations in Portugal	(j)	(408)	(269)
Accrued expenses	(k)	—	1,700
Revenue recognition	(l)	(5,559)	—
Minority interests related to US GAAP adjustments	(m)	—	(602)
Commitment for cancellation of the Notes	(p)	9,900	—
Net deferred tax effect of US GAAP adjustments	(c)	(3,493)	(5,004)

Shareholders’ equity in accordance with US GAAP		749,324	428,503

Statements of changes in shareholders’ equity under US GAAP

	Euro thousand
	2004	2003

Shareholders’ equity under US GAAP as of January 1	428,503	315,728
Capital increase	406,505	—
Less: stock issuance cost	(5,600)	(4)
Other comprehensive income	—	(1,684)
Net (loss) / profit for the year	(80,084)	114,463

Shareholders’ equity under US GAAP as of December 31	749,324	428,503

Reconciliation of net profit / (loss):

		Euro thousand
		Year ended December 31,
		2004	2003	2002

Net (loss) / profit in accordance with Spanish GAAP		(81,179)	97,019	(194,642)
US GAAP adjustments:
Reversal of amortization of stock issuance costs	(a)	2,104	1,711	1,709
Foreign exchange deferred income	(b)	(16,266)	10,540	26,259
Valuation allowance on tax credits	(c)	(12,885)	(8,499)	(90,585)
Reversal of amortization of research and development costs	(d)	21	35	15
Capitalization of interest costs	(e)	2,790	4,561	6,281
Amortization of capitalized interest	(e)	(1,633)	(1,446)	(1,170)
Depreciation of tangible assets	(f)	2,360	1,658	14,870
Amortization on Goodwill	(h)	19,792	19,835	19,870
Derivative financial instruments	(i)	2,333	(10,475)	(9,688)
Provision for discontinued operations in Portugal	(j)	(139)	(1,067)	798
Accrued expenses	(k)	(1,700)	1,700	—
Revenue recognition	(l)	(5,559)	—	—
Start-up costs	(n)	—	—	(11,970)
Reversal of amortization of start-up costs	(n)	—	—	139,859
Stock-based compensation	(o)	—	—	(2,833)
Commitment for cancellation of the Notes	(p)	9,900	—	—
Minority interests related to US GAAP adjustments	(m)	106	(389)	(1,826)
Losses attributed to minority interest	(q)	1,640	—	—
Net deferred tax effect of US GAAP adjustments	(c)	1,511	(720)	(22,347)

Net (loss) / profit in accordance with US GAAP		(80,084)	114,463	(125,400)

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

(c)                                  Tax credits. Spanish GAAP permits the recognition of deferred tax credits, including those arising from net operating loss carry-forwards, if it can be demonstrated that the deferred tax credits can be realized within a ten-year period from the date on which the assets were generated.

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

The reconciliation of shareholders’ equity and net result between Spanish and US GAAP also includes the deferred tax effect on US GAAP adjustments. The tax effects of temporary differences, carry-forwards and US GAAP differences that give rise to deferred tax liabilities and assets under US GAAP as of December 31, 2004 and as of December 31, 2003 are as follows:

	Euro thousand
Current and non-current	2004	2003

Deferred tax liabilities - provision on investments	(56,393)	(72,429)
Deferred tax credits - net operating losses carry-forward	299,149	317,454
Tax effects of US GAAP adjustments	(8,734)	(12,510)
Deferred taxes	234,022	232,515
Tax receivable from related parties	36,516	12,772
	270,538	245,287

Valuation allowance	(162,322)	(147,172)

Deferred taxes, net	108,216	98,115

A reconciliation of the computed tax at the Spanish statutory tax rate and the income tax recognized in accordance with Spanish GAAP for the years ended December 31, 2004, 2003 and 2002 is as follows:

	Euro thousand
	2004	2003	2002
Computed tax at the Spanish statutory rate of 35%	(36,698)	52,503	(129,564)
Non deductible expenses	19,023	19,443	54,807
Differences due to consolidation adjustments	(6,061)	(14,450)	(31,023)
Registered corporate income tax current year	(23,736)	57,496	(105,780)
Registered corporate income tax from prior years	2,261	(4,507)	(68,943)
Total registered corporate income tax	(21,475)	52,989	(174,723)
Unregistered corporate income tax	—	—	—

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

(f)                                    Depreciation of tangible assets. Under Spanish GAAP, during the prematurity period (which ended in 2002), property and equipment were depreciated on a straight-line basis, although weighted depending on each operating company’s stage of development. Under US GAAP these assets are depreciated on a straight-line basis over their useful lives.

(g)                                 Goodwill related to the Corporate Reorganization. In November 2000, the Company carried out a corporate reorganization which involved the issuance of Cableuropa ordinary shares to acquire additional shareholdings in its Spanish subsidiaries and the redemption of the participative loans. Under Spanish GAAP, the corporate reorganization transactions gave rise to goodwill of euro 387.4 million. Under US GAAP, the corporate reorganization transactions gave rise to goodwill of euro 601.4 million and an extraordinary loss of euro 3.8 million, as explained below.

i.                       Value of Ordinary Shares Issued

Under Spanish GAAP the 2000 corporate reorganization was accounted for based on a value for the Group’s ordinary shares as fixed by the Board of Directors on that date. Under US GAAP, it was accounted for at fair value of the ordinary shares issued.

Management of the Group considered the fair value of the 2000 corporate reorganization to be equivalent to the market value of the shares, as estimated by the Board of Directors on that date. The market value was estimated by applying a generally accepted valuation method.

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

As a result of the acquisition of minority interest as described in Notes 10 and 16.a, a difference between Spanish and US GAAP has resulted due to the different valuation of net assets of such subsidiaries as a consequence of the push down of the US GAAP adjustments.

(h)                                 Amortization on goodwill Under Spanish GAAP, the Group records amortization on goodwill. Under US GAAP, the provision of SFAS 142 (1) prohibits the amortization of goodwill and indefinite-lived intangible assets, (2) requires that goodwill and indefinite-lived intangible assets be tested annually for impairment and (3) requires that reporting units be identified for purposes of assessing potential future impairments of goodwill.

In connection with the adoption of SFAS 142 on January 1, 2002 the Company ceased goodwill amortization as of the beginning of the year 2002. Goodwill impairment is tested using a two step process, whereby the first step identifies a potential impairment and the second step measures the amount of the impairment loss, if any.

The Company has determined that it has one reporting unit in Spain under the guidance of SFAS 142. In order to identify a potential goodwill impairment loss, the fair value of the reporting unit was compared with its respective carrying amount, including goodwill, as of June 30, 2004 and 2003. Since its fair value was greater than its carrying amount, goodwill was not considered impaired.

In relation with the Portuguese cable operator subsidiary, which also can be considered as a reporting unit under the guidance of SFAS 142, in 2002 the Group took the decision to cease its operations, accordingly, its allocated goodwill amounted to euro 0.8 million on December 31, 2002 was considered impaired. Under Spanish GAAP the Group also recognized a provision in this regard.

The Group tests the Spanish reporting unit’s goodwill for impairment annually, or before if there is any triggering event that may indicate that the fair value of the reporting unit has fallen bellow its carrying amount, as required by SFAS 142. As result of the test carried out during this year the Goodwill continues not to be considered impaired.

(i)                                     Derivative financial instruments. Under Spanish GAAP, hedging and non hedging cross-currency swaps are accounted for off balance sheet. However, for hedging transactions, potential losses are recorded if anticipated. Prior to January 1, 2001 the same accounting treatment was applied under US GAAP.

On January 1, 2001 the Group adopted Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), as amended by SFAS 137, SFAS 138 and further interpreted by the Derivatives Implementation Group (DIG). On this date, the Group recorded a net cumulative-effect transition adjustment of euro 5.0 million in other comprehensive income in accordance with the transition provisions of SFAS 133 under US GAAP. This adjustment to other comprehensive income has been amortized into the statement of profit and loss account over the life of the underlying debt. Subsequent to January 1, 2001, the Group has elected not to designate these derivative financial instruments in a qualifying hedging relationship and thus under US GAAP recorded them at their fair value with changes in fair value recognized in the statement of profit and loss as they occur during the year.

(j)                                     Provision for discontinued operations in Portugal. In view of the decision of the Group to focus its activities on its core business in Spain the Portuguese operations were ceased and the process for the sale of the shareholdings of Univertel, the Portuguese subsidiary, was initiated in 2002. As a result, under Spanish GAAP, the Group has registered a provision to cover losses and contingencies. The Group expects that this process will be completed in 2005.

Under US GAAP, Univertel’s net assets have been classified as held for sale and written down to their fair value less the estimated cost related to the sale. Revenues and pre-tax losses of Univertel for the year ended December 31, 2004 amounted euro nil and euro 2.3 million, respectively (euro nil and euro 2.0 million, respectively, for the year ended December 31, 2003).

The carrying amount of Univertel’s net assets is as follows:

	Euro thousand
	Book value as of December 31, 2004	Book value as of December 31, 2003

Current assets	2,639	1,637
Total assets	2,639	1,637

Current liabilities	1,507	679
Other liabilities (of which euro 16,8 million and 15.4 million correspond to intercompany balances as of December 31, 2004 and December 31, 2003, respectively)	16,765	17,090
Total liabilities	18,272	17,769

Total net assets	(15,633)	(16,132)

(k)                                  Accrued expenses. Under Spanish GAAP, losses must be accrued for foreseeable contingencies and losses when known. Under US GAAP losses are accrued when is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Foreseeable losses recorded under Spanish GAAP that management does not consider to be probable are not recorded under US GAAP.

(l)                                     Revenue recognition. Under Spanish GAAP activation fees are recognized as revenue upon the service contract signature.  Under US GAAP, activation fees are deferred and recognized over the life of the customer relationship, which is estimated to be eight years.

(m)                               Minority interests. Minority interests reflect the portion of the US GAAP adjustments that are allocated to minority shareholders.

On October 14, 2004 Cableuropa S.A.U. has become the sole shareholder of all the consolidated companies within the Cableuropa Group.

(n)                                 Start-up costs. Under Spanish GAAP costs of start-up activities can be capitalized and amortized over a period of up to five years. Under US GAAP, start-up costs are expensed as incurred. As a consequence of the changes occurring in the telecommunications sector, as well as changes in the circumstances of the Group particularly at the end of year 2002 and, considering the Group’s intention to converge over time with International Accounting Standards, under Spanish GAAP, the Group discontinued the capitalization and depreciation of start-up costs during the year 2002, writing these off completely. The effect of the change of this accounting criteria in the Group produced an extraordinary charge of euro 139.9 million in 2002.

(o)                                 Stock-based compensation. Under Spanish GAAP, compensation expense for the Phantom Stock Option Plan is recorded for all options from the grant date to the exercise date, without regard for vesting provisions. Under US GAAP, compensation expense is recorded based upon the accumulated amount of options vested.

(p)                                 Commitment for cancellation of the Notes. Under Spanish GAAP, future liabilities must be accounted for when known as described in Note 15.d. Under US GAAP the net effect of the provision has been reversed as the difference between the cash acquisition price of the debt and its net carrying amount should be recognized in the profit and loss account in the period of extinguishment.

(q)                                 Losses attributed to minority interest. The difference in losses attributed to minority interest is triggered by the difference consideration of the contributions due from shareholders. Under Spanish GAAP, contributions due from shareholders are presented as an asset in the balance sheet. Under US GAAP, contributions due from shareholders are deducted from shareholders’ equity.

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

(b)                                 Disclosures of fair value of the financial instruments

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and short term debts approximate their fair value due to the short maturity of these instruments. Equity Value Certificates are carried in the balance sheet at their fair value. Fair value of the Company’s equity shares at December 31, 2004 has been estimated using generally accepted valuation methods. The total market value of the debt related to the outstanding Notes issues, as of December 31, 2004 and 2003, was approximately euro 500 million and euro 426 million, respectively.

(c)                                  Comprehensive income

US GAAP requires entities to separately disclose all components of comprehensive income in the financial statements in the period in which they are recognized.

Comprehensive income under US GAAP is as follows:

	Euro thousand
	2004	2003	2002

Net profit / (loss) under US GAAP	(80,084)	114,463	(125,400)
Other comprehensive income:
Transition adjustment for derivative financial instruments	—	1,684	1,684

Net comprehensive profit / (loss) under US GAAP	(80,084)	116,147	(123,716)

(d)                                 Classification differences

Net extraordinary expenses. Under Spanish GAAP, the Group has classified certain income and expenses as extraordinary items. Under US GAAP, these items would be classified as a component of other operating and non-operating income (expense), as appropriate.

Cash and cash equivalents. Under Spanish GAAP, cash and cash equivalents equals cash and banks accounts. Under US GAAP, the Group considers all highly liquid investments with a maturity of three months or less at acquisition, to be cash and cash equivalents. Cash and cash equivalents under US GAAP amounted to euro 4.1 and 1.3 million, at December 31, 2004 and 2003, respectively.

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

Finance leases. Under Spanish GAAP, finance leases are classified as intangible assets. Under US GAAP, finance leases are classified based upon the underlying asset type.

(e)                                 Intangible assets

Additional information required according to SFAS 142 which has been prepared on Spanish GAAP basis is disclosed below.

Intangible assets’ carrying amounts and accumulated amortization of definite lived intangible assets, in total and by major class as of December 31, 2004:

	Euro thousand
	Gross carrying amount	Accumulated amortization	Impairment of assets
Definite lived intangible assets
Franchise acquisition costs	12,128	(6,848)	—
Computer software	42,752	(31,039)	(1,737)
Finance leases	1,911	(141)	—
Other intangible assets	880	(811)	—
Total definite lived intangible assets	57,671	(38,839)	(1,737)

Indefinite lived intangible assets
Goodwill (Note 7)	193,334	(39,710)	—
Total indefinite lived intangible assets	193,334	(39,710)	—

Total intangible assets	251,005	(78,549)	(1,737)

Amortization expense related to intangible assets and goodwill for the years 2004 and 2003

	Euro thousand
	2004	2003

Amortization of Goodwill (intangible assets)	9,563	6,445
Amortization of intangible assets (excluded goodwill)	4,980	8,305
Amortization of Goodwill on consolidation	10,229	13,390

Total amortization of intangible assets and goodwill	24,772	28,140

Estimated aggregate intangible asset and goodwill amortization expense for each of the five succeeding fiscal years

	Euro thousand
	Intangible assets	Goodwill(1)
Estimated amortization expense

For the year ended December 31, 2005	4,097	20,191
For the year ended December 31, 2006	3,447	20,191
For the year ended December 31, 2007	2,996	20,191
For the year ended December 31, 2008	2,271	20,191
For the year ended December 31, 2009	1,675	20,191

(1)   Includes both goodwill on consolidation and on intangible asset.

The changes in the carrying amount of goodwill during the years 2004 and 2003 are as follows:

	Euro thousand
	Goodwill on consolidation	Goodwill in intangible asset

Balance as of January 1, 2003	239,933	114,795
Amortization 2003	(13,390)	(6,445)
Balance as of January 1, 2004	226,543	108,350
Transfers 2004	(54,837)	54,837
Goodwill acquired during 2004	9,581	—
Amortization 2004	(10,229)	(9,563)

Balance as of December 31, 2004	171,058	153,624

(f)                                    New accounting pronouncements

The Group does not anticipate that the adoption of any of the new accounting pronouncements will have a material impact on the consolidated financial statements.

(g)                                 Statements of Cash Flows

The statements of cash flows for the years 2004, 2003 and 2002, presented on a Spanish GAAP measurement basis, are as follows:

	Euro thousand
	Year ended December 31,
	2004	2003	2002

Operating activities:
Net profit / (loss)	(81,179)	97,019	(194,642)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:
Depreciation and amortization	101,841	106,732	97,603
Amortization and writte off of deferred expenses	17,334	10,025	14,156
Amortisation of goodwill	10,229	13,390	19,870
Tangible assets provision and write-offs	23,646	14,376	43,605
Intangible assets provisions and write-offs	—	6,163	—
Start-up costs	(6,675)	(826)	(14,401)
Deferred expenses	(5,075)	(3,352)	(5,242)
Write off start up cost	—	—	139,859
Impairment of goodwill	—	—	754
Gain / (loss) on bonds repurchase	36,801	(313,619)	—
Exchange rate difference in long term debt	(114)	(18,133)	(9,966)
Income tax	(21,475)	52,989	(174,723)
Commitments and contingencies	(2,136)	(8,667)	(1,371)
Losses attributable to minority interests	(2,197)	—	(818)
Provision for discontinuing operations in Portugal	—	—	10,922
Loss on financial instrument	1,912	—	—
Loss / (gain) on sale of assets	(285)	1,545	—
Debt related to Notes repurchase commitment	9,900	—	—
Equity Value Certificates appreciation/depreciation	—	—	(51,492)
Non-cash expense/income from phantom stock option plan	—	—	(16,660)
Other	(495)	885	(228)

Changes in operating assets and liabilities:
Accounts receivable	(1,282)	64,187	4,937
Other current assets	(155)	1,188	3,252
Short term investments	(5,264)	24,340	(9,604)
Accounts payable	43,478	(25,098)	(36,837)
Accrued interest and other current liabilities	(13,472)	26,522	4,276
Net cash provided / (used) by operating activities	105,337	49,666	(176,750)

Investing activities:
Purchase of property and equipment	(223,541)	(198,598)	(251,704)
Purchases of intangible assets	(9,039)	(5,756)	(5,454)
Financial assets	20	(2)	775
Goodwill	—	—	(228)
Proceeds from sale of assets or investments	376	9,314	—
Net cash used by investing activities	(232,184)	(195,042)	(256,611)

Financing activities:
Cash contributions from shareholders	656	—	—
Financial instruments	(19,861)	(47,810)	—
Proceeds from participative loans	—	—	300,000
Proceeds from shareholder’s loan	—	98,464	—
Cancellation of notes	(276,135)	(143,815)	—
Proceeds from issuance of notes	273,173	—	—
Proceeds from long term debt	130,000	245,000	154,000
Proceeds from / (repayment of) short term debt	10,873	(25,888)	(33,737)
Other long term liabilities	10,917	19,134	4,203
Net cash provided by financing activities	129,623	145,085	424,466

Increase / (decrease) in cash and cash equivalents	2,776	(291)	(8,895)
Cash and cash equivalents at beginning of period	1,317	1,608	10,503
Cash and cash equivalents at end of period	4,093	1,317	1,608

Cash paid for interest	107,660	111,168	140,643

No cash amounts were paid for income tax in 2004, 2003 and 2002.

(h)                                 Leases

The group leases certain tangible assets, including machinery and equipment, under long term arrangements.

As of December 31, 2004, the estimated future minimum lease payments under non-cancelable lease agreements in excess of one year are as follows:

	Euro thousand
	As of December 31, 2004
	Operating Leases	Finance Leases

2005	17,655	515
2006	15,768	515
2007	10,380	515
2008	6,626	316
2009	5,472	—
Thereafter	67,184	—
Total minimum lease payments	190,269	1,861

Present value of net minimum lease payment	98,231	1,779
Less current maturities	17,655	515
Long term obligations	80,576	1,264

Rental expense under operating leases in accordance with Spanish GAAP, including also those classified as cost of sale, amounted to euro 21.1 million, euro 23.2 million and euro 26.6 million during the years ended December 31, 2004, 2003 and 2002, respectively.

(i)                                     Valuation and qualifying accounts and reserves for the years ended December 31, 2004, 2003, and 2002.

	Euro thousand
		Additions
	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions (a)	Balance at end of period

Year ended December 31, 2004
Reserves deducted in the balance sheet from the assets to which they apply
Allowance for doubtful accounts	30,451	12,583	—	(29,791)	13,243
Provision for short term investments	6,551	—	—	(4,349)	2,202

Year ended December 31, 2003
Reserves deducted in the balance sheet from the assets to which they apply
Allowance for doubtful accounts	23,543	13,803	—	(6,895)	30,451
Provision for short term investments	2,202	4,349	—	—	6,551

Year ended December 31, 2002
Reserves deducted in the balance sheet from the assets to which they apply
Allowance for doubtful accounts	10,652	13,338	—	(447)	23,543
Provision for short term investments	2,461	—	—	(259)	2,202

(a) Deductions for the allowance for doubtful accounts include amounts written off as uncollectible.